1/19

07020440

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OJSC Dalsvyaz

*CURRENT ADDRESS 57, Svetlanskaya Street
Vladivostok 690950
Russia

**FORMER NAME Open Joint Stock Co Electrosvyaz of Primorsky Region

**NEW ADDRESS

FILE NO. 82- 5200

FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

PROCESSED
JAN 25 2007
THOMSON FINANCIAL

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☑ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 1/19/07

Summary of the OJSC Far-Eastern Telecommunication Company Resolution Authorizing Issue of 2,000,000 interest bearing certified nonconvertible bearer bonds serial number D2 with obligatory centralized storage at nominal value of a bond RUR 1,000 (the "Resolution")

The Resolution provides information about issue of 2,000,000 bonds by Far-Eastern Telecommunication Company (the "Issuer").

The Resolution authorizing the issue was adopted by the Board of Directors of the Issuer on March 3, 2006 (Minutes No. 20).

Pursuant to the Resolution the Issuer issues 2,000,000 interest bearing certified nonconvertible bearer bonds. Nominal value of one bond – RUR 1,000. Aggregated nominal value of the bonds issued is RUR 2,000,000,000. The bonds are placed by means of a public offering. Circulation period is determined as 2184 days.

Starting from the second day of placement a buyer while purchasing the bonds is to pay Accumulated coupon income (ACI) calculated using the following formula:

ACI = N * C1 * (T - T0)/ 365/ 100%, where

N – nominal value of a bond (in RUR);

C1 – first coupon rate of interest (in percentage);

T – date on which ACI calculated;

T0 – the date of launch of the placement.

The entire issue is confirmed by a single certificate to be kept by National Depositary Center.

Income on securities is fixed in form of interest on the bond's nominal value.

The bonds are to be matured on the following dates:
the first 15% of issue nominal value is to be matured on the 1274th day from launch of the placement;
the second 15% of issue nominal value is to be matured on the 1456th day from launch of the placement;
the third 15% of issue nominal value is to be matured on the 1638th day from launch of the placement;
the forth 15% of issue nominal value is to be matured on the 1820th day from launch of the placement;
the following 20% of issue nominal value is to be matured on the 2002nd day from launch of the placement;
the following 20% of issue nominal value is to be matured on the 2184th day from launch of the placement.

The Resolution outlines the relevant maturity and payment procedures. Interest and face value of the bonds is to be paid in cash; no redemption may take place. The guarantor on the entire bond issue is "Integrator.ru" CJSC. The guarantor's liability is limited by the maximum amount of the combined nominal value of the issue (RUR 2,000,000,000) and the combined amount of coupon yield generated by these bonds.

Full text of the Resolution in Russian is enclosed herewith.

Зарегистрировано " 4 " мая 2006 г.
государственный регистрационный номер

4	—	1	0	—	3	0	1	6	6	—	F

ФСФР России
(указывается наименование регистрирующего органа)

Заместитель руководителя С.К.Харламов
(подпись уполномоченного лица)
(печать регистрирующего органа)

РЕШЕНИЕ О ВЫПУСКЕ ЦЕННЫХ БУМАГ

Открытое акционерное общество
«Дальневосточная компания электросвязи»

неконвертируемые процентные документарные облигации на предъявителя серии Д2 с обязательным централизованным хранением в количестве 2 000 000 (Два миллиона) штук номинальной стоимостью 1000 (Одна тысяча) рублей каждая, сроком погашения первых 15% номинальной стоимости облигаций выпуска в 1274-й день с даты начала размещения облигаций выпуска; вторых 15% номинальной стоимости облигаций выпуска в 1456-й день с даты начала размещения облигаций выпуска; третьих 15% номинальной стоимости облигаций выпуска в 1638-й день с даты начала размещения облигаций выпуска; четвертых 15% номинальной стоимости облигаций выпуска в 1820-й день с даты начала размещения облигаций выпуска; пятых 20% номинальной стоимости облигаций выпуска в 2002-й день с даты начала размещения облигаций выпуска; шестых 20% номинальной стоимости облигаций выпуска в 2184-й день с даты начала размещения облигаций выпуска, способ размещения – открытая подписка.

Утверждено Советом директоров Открытого акционерного общества «Дальневосточная компания электросвязи» «03» марта 2006 г. Протокол № 20 от 06 марта 2006 г.
на основании решения Совета директоров Открытого акционерного общества «Дальневосточная компания электросвязи» о размещении облигаций
«03» марта 2006 г. Протокол № 20 от 06 марта 2006 г.

Место нахождения эмитента: *690950, г. Владивосток, ГСП, ул. Светланская, 57*
Почтовый адрес эмитента: *690950, г. Владивосток, ГСП, ул. Светланская, 57*
Контактные телефоны: *(4232) 222-864*
Факс: *(4232) 222-864*

И.О. Генерального директора
Открытого акционерного общества
«Дальневосточная компания электросвязи»,
действующий на основании приказа №39-Л от 13.02.2006 ____________ /Колпаков А.Ю./

«03» марта 2006 г. М.П.

Исполнение обязательств по облигациям настоящего выпуска обеспечивается поручительством в соответствии с условиями, указанными в настоящем решении о выпуске облигаций.

Лицо, предоставившее обеспечение по облигациям:
Закрытое акционерное общество «Интегратор.ру»

Генеральный директор
Закрытого акционерного общество «Интегратор.ру» ____________ /Скрыльников А.М./
«03» марта 2006 г. М.П.

1. Вид, категория (тип) ценных бумаг.
Вид ценных бумаг: ***облигации***
Серия: ***Д2***
Иные идентификационные признаки облигаций выпуска:
процентные неконвертируемые
Полное наименование ценных бумаг выпуска: ***неконвертируемые процентные документарные облигации на предъявителя серии Д2 с обязательным централизованным хранением (далее – Облигации, Облигации серии Д2)***

2. Форма ценных бумаг.
документарные (на предъявителя с обязательным централизованным хранением)

3. Указание на обязательное централизованное хранение.

Предусмотрено обязательное централизованное хранение Облигаций.
Сведения о депозитарии, который будет осуществлять централизованное хранение размещаемых ценных бумаг:
Полное и сокращенное фирменные наименования: ***Некоммерческое партнерство «Национальный депозитарный центр», НДЦ***
Место нахождения: ***г. Москва, Средний Кисловский пер., д. 1/13, строение 4***
Номер лицензии на осуществление депозитарной деятельности: ***177-03431-000100***
Дата выдачи: ***4.12.2000***
Срок действия до: ***бессрочная лицензия***
Орган, выдавший лицензию профессионального участника рынка ценных бумаг на осуществление депозитарной деятельности: ***ФКЦБ России***

Выпуск всех Облигаций оформляется одним сертификатом, подлежащим обязательному централизованному хранению в Некоммерческом партнерстве "Национальный депозитарный центр" (далее – «Депозитарий», «НДЦ»).

Выдача отдельных сертификатов Облигаций на руки владельцам Облигаций не предусмотрена. Владельцы Облигаций не вправе требовать выдачи сертификата на руки.
Учет и удостоверение прав на Облигации, учет и удостоверение передачи Облигаций, включая случаи обременения Облигаций обязательствами, осуществляется Депозитарием, и депозитариями, являющимися депонентами по отношению к Депозитарию (далее именуемые совместно - "Депозитарии").

Права собственности на Облигации подтверждаются выписками по счетам депо, выдаваемыми Депозитарием и Депозитариями держателям Облигаций.

Право собственности на Облигации переходит к новому владельцу Облигаций в момент внесения приходной записи по счету депо приобретателя Облигаций в Депозитарии и Депозитариях.

Списание Облигаций со счетов депо при их погашении производится после исполнения Эмитентом всех обязательств перед владельцами Облигаций по выплате доходов и номинальной стоимости Облигаций.

Погашение сертификата Облигаций производится после списания всех Облигаций со счетов депо.

Порядок учета и перехода прав на документарные эмиссионные ценные бумаги с обязательным централизованным хранением регулируется Федеральным законом от 22.04.96 № 39-ФЗ "О рынке ценных бумаг", а также нормативными правовыми актами федерального органа исполнительной власти по рынку ценных бумаг и внутренними документами Депозитариев.

Согласно Закону "О рынке ценных бумаг":

В случае хранения сертификатов предъявительских документарных ценных бумаг и / или учета прав на такие ценные бумаги в депозитарии право на предъявительскую документарную ценную бумагу переходит к приобретателю в момент осуществления приходной записи по счету депо приобретателя. Права, закрепленные эмиссионной ценной бумагой, переходят к их приобретателю с момента перехода прав на эту ценную бумагу.

В случае хранения сертификатов документарных эмиссионных ценных бумаг в депозитариях права, закрепленные ценными бумагами, осуществляются на основании предъявленных этими депозитариями сертификатов по поручению, предоставляемому депозитарными договорами владельцев, с приложением списка этих владельцев. Эмитент в этом случае обеспечивает реализацию прав по предъявительским ценным бумагам лица, указанного в этом списке.

В случае если данные о новом владельце такой ценной бумаги не были сообщены Депозитарию выпуска Облигаций или номинальному держателю Облигаций к моменту составления Списка владельцев и/или номинальных держателей Облигаций для исполнения обязательств Эмитента по Облигациям, исполнение обязательств по отношению к владельцу, внесенному в Список владельцев и/или номинальных держателей

Облигаций, признается надлежащим. Ответственность за своевременное уведомление лежит на приобретателе Облигации.

В соответствии с Положением о депозитарной деятельности в РФ, утвержденным Постановлением ФКЦБ России от 16 октября 1997 г. N 36 (далее - Положение):
Депозитарий обязан обеспечить обособленное хранение ценных бумаг и (или) учет прав на ценные бумаги каждого клиента (депонента) от ценных бумаг других клиентов (депонентов) депозитария, в частности, путем открытия каждому клиенту (депоненту) отдельного счета депо.
Совершаемые Депозитарием записи о правах на ценные бумаги удостоверяют права на ценные бумаги, если в судебном порядке не установлено иное.
Депозитарий обязан совершать операции с ценными бумагами клиентов (депонентов) только по поручению этих клиентов (депонентов) или уполномоченных ими лиц, включая попечителей счетов, и в срок, установленный депозитарным договором. Депозитарий обязан осуществлять записи по счету депо клиента (депонента) только при наличии документов, являющихся в соответствии Положением и иными нормативными правовыми актами и депозитарным договором, основанием для совершения таких записей.
Основанием совершения записей по счету депо клиента (депонента) являются:

- *поручение клиента (депонента) или уполномоченного им лица, включая попечителя счета, отвечающее требованиям, предусмотренным в депозитарном договоре;*
- *в случае перехода права на ценные бумаги не в результате гражданско-правовых сделок- документы, подтверждающие переход прав на ценные бумаги в соответствии с действующими законами и иными нормативными правовыми актами.*

Депозитарий обязан регистрировать факты обременения ценных бумаг клиентов (депонентов) залогом, а также иными правами третьих лиц в порядке, предусмотренном депозитарным договором.
Права на ценные бумаги, которые хранятся и (или) права на которые учитываются в депозитарии, считаются переданными с момента внесения Депозитарием соответствующей записи по счету депо клиента (депонента). Однако при отсутствии записи по счету депо заинтересованное лицо не лишается возможности доказывать свои права на ценную бумагу, ссылаясь на иные доказательства.
В случае изменения действующего законодательства и/или нормативных правовых актов федерального органа исполнительной власти по рынку ценных бумаг, порядок учета и перехода прав на Облигации будет осуществляться с учетом изменившихся требований законодательства и/или нормативных правовых актов федерального органа исполнительной власти по рынку ценных бумаг.

4. Номинальная стоимость каждой ценной бумаги выпуска
1 000 (Одна тысяча) рублей.

5. Количество ценных бумаг выпуска
2 000 000 (Два миллиона) штук.
Выпуск Облигаций не предполагается размещать траншами.

6. Общее количество ценных бумаг данного выпуска, размещенных ранее
Ценные бумаги данного выпуска, размещенные ранее, отсутствуют.

7. Права владельца каждой ценной бумаги выпуска

7.1. *Не указывается для данного вида ценных бумаг.*

7.2. *Не указывается для данного вида ценных бумаг.*

7.3.

Владелец Облигации имеет право на получение всех частей номинальной стоимости Облигации в порядке и сроки, установленные в п. 9 Решения о выпуске ценных бумаг и п. 9.1.2.(I) Проспекта ценных бумаг.

Владелец Облигации имеет право на получение фиксированного в ней процента от соответствующей части номинальной стоимости Облигации (купонного дохода), порядок определения размера которого указан в п. 9.3 Решения о выпуске ценных бумаг, п. 9.1.2.(I) Проспекта ценных бумаг, а сроки выплаты в п. 9.4 Решения о выпуске ценных бумаг, п. 9.1.2.(I) Проспекта ценных бумаг.

Владелец Облигации имеет право на получение непогашенной части номинальной стоимости при реорганизации, ликвидации либо банкротстве Эмитента в порядке, предусмотренном действующим законодательством Российской Федерации. Под непогашенной частью номинальной стоимости Облигации выше и далее понимается разница между номинальной стоимостью Облигации выпуска и выплаченной владельцам в соответствии с Решением о выпуске ценных бумаг и Проспектом ценных бумаг частью номинальной стоимости Облигации.

Владелец Облигации имеет право свободно продавать и иным образом отчуждать Облигацию. Владелец Облигации, купивший Облигацию при первичном размещении, не имеет права совершать сделки с Облигацией

до момента регистрации отчета об итогах выпуска ценных бумаг в соответствии с действующим законодательством Российской Федерации.

Все задолженности Эмитента по Облигациям настоящего выпуска будут юридически равны и в равной степени обязательны к исполнению в отношении всех владельцев Облигаций.

В случае неисполнения Эмитентом обязательства по выплате купонного дохода и/или соответствующей части номинальной стоимости Облигаций (в том числе дефолта, технического дефолта) владельцы и/или номинальные держатели Облигаций, если последние соответствующим образом уполномочены владельцами Облигаций, имеют право обратиться к Эмитенту с требованием выплаты купонного дохода и/или соответствующей части номинальной стоимости Облигаций и процентов в соответствии со ст. 395 ГК РФ, а также в суд (арбитражный суд). В случае неисполнения Эмитентом обязательства по выплате купонного дохода и/или соответствующей части номинальной стоимости Облигаций владельцы Облигаций также имеют право обратиться с требованием о выплате купонного дохода и/или соответствующей части номинальной стоимости Облигаций к лицу, предоставившему обеспечение по выпуску Облигаций в порядке, предусмотренном в п. 12 Решения о выпуске ценных бумаг и п. 9.1.2.(I) Проспекта ценных бумаг. Лицом, предоставившим обеспечение по данному выпуску Облигаций, является Закрытое акционерное общество «Интегратор.ру».

Местонахождение: *Российская Федерация, 690950, г. Владивосток, ул.Светланская, д.57*

Почтовый адрес: *Российская Федерация, 690950, г. Владивосток, ул.Светланская, д.57*

Идентификационный номер налогоплательщика: *7710504333*

Сведения об обеспечении исполнения обязательства по выплате купонного дохода и/или соответствующей части номинальной стоимости Облигаций и порядок действий владельцев и/или номинальных держателей Облигаций в случае отказа Эмитента от исполнения своих обязательств по выплате купонного дохода и/или соответствующей части номинальной стоимости Облигаций (в том числе дефолта, технического дефолта) описаны в п. 9.7 Решения о выпуске ценных бумаг и п. 9.1.2. (I) Проспекта ценных бумаг.

С переходом прав на Облигации права, вытекающие из предоставленного обеспечения, переходят к новому владельцу. Передача прав, возникших из предоставленного обеспечения, без передачи прав на Облигацию является недействительной.

Владелец Облигации имеет право на возврат средств инвестирования в случае признания выпуска Облигаций несостоявшимся или недействительным.

Владелец Облигации вправе осуществлять иные права, предусмотренные законодательством Российской Федерации.

7.4. ***Не указывается для данного вида ценных бумаг.***

7.5. ***Размещаемые ценные бумаги не являются конвертируемыми.***

8. Условия и порядок размещения ценных бумаг выпуска

8.1. Способ размещения ценных бумаг:
открытая подписка.

8.2. Срок размещения ценных бумаг:
Дата начала размещения или порядок ее определения:
Размещение Облигаций начинается не ранее, чем через 2 (Две) недели после раскрытия Эмитентом информации о государственной регистрации выпуска Облигаций и о порядке доступа к информации, содержащейся в Проспекте ценных бумаг, в соответствии с нормативными правовыми актами РФ.

Сообщение о государственной регистрации выпуска ценных бумаг будет опубликовано Эмитентом в форме сообщения о существенном факте «Сведения о выпуске эмитентом ценных бумаг» в следующем порядке и сроки с даты получения письменного уведомления регистрирующего органа о государственной регистрации выпуска ценных бумаг:

- ***в ленте новостей информационных агентств, уполномоченных на публичное предоставление информации, раскрываемой на рынке ценных бумаг («АК&М» и «Интерфакс») (далее - лента новостей) - не позднее 1 (одного) дня;***
- ***на странице в сети «Интернет» по адресу http://www.dsv.ru - не позднее 3 (Трех) дней;***
- ***в газете «Золотой рог» - не позднее 5 (Пяти) дней.***

Сообщение также будет опубликовано в «Приложении к Вестнику ФСФР России» не позднее 30 (Тридцати) дней с указанной даты.

Дата начала размещения Облигаций определяется Эмитентом после государственной регистрации выпуска Облигаций и публично раскрывается Эмитентом.

Эмитент публикует сообщение о Дате начала размещения в следующем порядке:
- *в ленте новостей - не позднее, чем за 5 (Пять) дней до даты начала размещения Облигаций;*
- *на странице в сети «Интернет» http://www.dsv.ru - не позднее, чем за 4 (Четыре) дня до даты начала размещения Облигаций.*

Дата окончания размещения или порядок ее определения:
Датой окончания размещения является более ранняя из следующих дат:

а) 15-й (пятнадцатый) рабочий день с даты начала размещения Облигаций;

б) дата размещения последней Облигации выпуска.

При этом дата окончания размещения не может быть позднее одного года с даты государственной регистрации выпуска Облигаций

8.3. Порядок размещения ценных бумаг:

Порядок и условия заключения гражданско-правовых договоров (порядок и условия подачи и удовлетворения заявок) в ходе размещения ценных бумаг:

Размещение Облигаций проводится путём заключения сделок купли-продажи Облигаций по Цене размещения Облигаций, указанной в п. 8.4. Решения о выпуске ценных бумаг, п.2.4. (I) и 9.2.(I) Проспекта ценных бумаг.

Сделки при размещении Облигаций заключаются с использованием системы торгов Закрытого акционерного общества «Фондовая биржа ММВБ» (далее – Биржа, ФБ ММВБ) путём удовлетворения заявок на покупку Облигаций, поданных с использованием системы торгов Биржи в соответствии с Правилами проведения торгов Биржи (далее– Правила Биржи).

Размещение Облигаций осуществляется через посредника (Андеррайтера), которым является Межрегиональный коммерческий банк развития связи и информатики (открытое акционерное общество) , действующего от своего имени, но по поручению и за счёт Эмитента.

Решение об одобрении заключаемой в ходе размещения Облигаций сделки купли-продажи Облигаций, в совершении которой имеется заинтересованность, должно быть принято до ее заключения в порядке, установленном федеральными законами.

Торги при размещении Облигаций будут проводиться в форме конкурса по определению ставки первого купона Облигаций (далее Конкурс), а после подведения итогов Конкурса и удовлетворения заявок, поданных в ходе Конкурса, - путем заключения сделок на основании адресных заявок, выставляемых Участниками торгов Биржи в адрес Андеррайтера, удовлетворяющего их путем подачи встречных адресных заявок.

Заключение сделок по размещению Облигаций начинается после подведения итогов Конкурса и заканчивается в дату окончания размещения Облигаций.

Конкурс начинается и заканчивается в дату начала размещения Облигаций. В день проведения Конкурса Участники торгов подают заявки на покупку Облигаций с кодом расчетов Т0 с использованием системы торгов Биржи как за свой счет, так и за счет и по поручению клиентов. Время и порядок подачи заявок на конкурс по определению процентной ставки по первому купону устанавливается ФБ ММВБ.

Заявки на приобретение Облигаций направляются Участниками торгов в адрес Андеррайтера.

Заявка на приобретение должна содержать следующие значимые условия:
- *цена покупки;*
- *количество Облигаций;*
- *величина процентной ставки по первому купону (величина процентной ставки по первому купону, при объявлении которой Эмитентом, потенциальный инвестор был бы готов купить количество Облигаций, указанных в заявке, по цене, объявленной в заявке);*
- *прочие параметры в соответствии с Правилами Биржи.*

В качестве цены покупки должна быть указана Цена размещения Облигаций, установленная Решением о выпуске ценных бумаг и Проспектом ценных бумаг (т.е. 100 % от номинальной стоимости)..

Величина процентной ставки должна быть выражена в процентах годовых с точностью до одной сотой процента.

Заявки, не соответствующие изложенным выше требованиям, к участию в Конкурсе не допускаются.

Время проведения операций в рамках Конкурса и заключения сделок по их размещению устанавливается Биржей по согласованию с Эмитентом и/или Андеррайтером.

В случае если потенциальный покупатель не является Участником торгов Биржи, он должен заключить соответствующий договор с любым брокером, являющимся Участником торгов Биржи, и дать ему поручение на приобретение Облигаций.

Потенциальный покупатель Облигации, являющийся Участником торгов Биржи, действует самостоятельно.

Потенциальный покупатель Облигаций обязан открыть соответствующий счёт депо в Некоммерческом партнерстве «Национальный депозитарный центр» или в другом депозитарии, являющемся депонентом по отношению к НДЦ. Порядок и сроки открытия счетов депо определяются положениями регламентов соответствующих депозитариев.

По окончании периода сбора заявок на Конкурс Биржа составляет Сводный реестр введенных и неснятых Участниками торгов Биржи на момент окончания периода сбора заявок на Конкурсе (далее Сводный реестр) и передает его Андеррайтеру и/или Эмитенту.

Сводный реестр заявок содержит все значимые условия каждой заявки – цену приобретения, количество ценных бумаг, дату и время поступления заявки, номер заявки, величину приемлемой процентной ставки по первому купону, а также иные реквизиты в соответствии с Правилами Биржи

Не одобренные заранее в установленном законодательством порядке сделки купли-продажи Облигаций, в совершении которых имеется заинтересованность, Эмитентом не заключаются. В этом случае на основании письменного заявления Эмитента в адрес Андеррайтера поданная заявка на покупку Облигаций не удовлетворяется (заявка отклоняется).

Эмитент, исходя из общего объема поданных заявок и указанных в них процентных ставок первого купона, принимает решение о величине процентной ставки по первому купону. Эмитент сообщает о принятом решении Бирже в письменном виде не позднее, чем за 30 минут до направления информации для опубликования в ленте новостей. После публикации сообщения о величине процентной ставки по первому купону в ленте новостей, Эмитент информирует Андеррайтера о величине процентной ставки по первому купону. Андеррайтер извещает Участников торгов Биржи о величине процентной ставки по первому купону, установленной Эмитентом, при помощи системы торгов Биржи путем отправки электронных сообщений всем Участникам торгов.

Информация о процентной ставке по первому купону раскрывается в сроки и порядке, предусмотренном в п. 11 Решения о выпуске ценных бумаг.

После определения процентной ставки по первому купону Андеррайтер по поручению Эмитента удовлетворяет полученные заявки путем выставления встречных адресных заявок на продажу Облигаций по номинальной стоимости, в которых указывается количество Облигаций, указанных в соответствующей заявке на покупку.

Заявки удовлетворяются на условиях приоритета купонной ставки, указанной в поданных на Конкурс заявках, адресованных Андеррайтеру (т.е. заявки с более низкой купонной ставкой удовлетворяются в первую очередь).

Если с одинаковой купонной ставкой зарегистрировано несколько поданных на Конкурс заявок, то в первую очередь удовлетворяются заявки, поданные ранее по времени.

В случае, если объем последней из удовлетворяемых заявок превышает количество Облигаций, оставшихся неразмещенными, то данная заявка на покупку удовлетворяется в размере неразмещенного остатка Облигаций.

В случае размещения всего объёма Облигаций удовлетворение последующих заявок на приобретение Облигаций не производится.

По окончании периода удовлетворения заявок на Конкурсе все неудовлетворенные заявки на покупку Облигаций снимаются из Системы торгов Биржи.

После подведения итогов Конкурса и удовлетворения заявок, поданных в ходе Конкурса, заключение сделок с Облигациями при размещении, при условии их неполного размещения в ходе Конкурса (далее–доразмещение), осуществляется на основании адресных заявок, выставляемых Участниками торгов Биржи в адрес Андеррайтера, удовлетворяющего их путем подачи встречных адресных заявок. Участники торгов Биржи, действующие от своего имени и за свой счет, либо от своего имени, но за счет и по поручению потенциальных покупателей, не являющихся Участниками торгов Биржи, в любой рабочий день в течение срока размещения Облигаций могут подать Андеррайтеру заявку на покупку Облигаций размещаемого выпуска с указанием количества Облигаций, которое планируется приобрести.

Обязательные реквизиты, которые должна содержать заявка на покупку Облигаций, подаваемая Участником торгов Биржи в период доразмещения Облигаций:

- цена покупки;

- количество Облигаций;

- величина процентной ставки, установленная по первому купону;

- прочие параметры в соответствии с Правилами проведения торгов Биржи.

Начиная со второго дня размещения Облигаций выпуска, покупатель при совершении сделки купли-продажи Облигаций дополнительно уплачивает накопленный купонный доход по Облигациям (НКД), который рассчитывается в соответствии с п. 8.4. Решения о выпуске ценных бумаг и п. 9.1.2(I) Проспекта ценных

бумаг.

Время и порядок подачи заявок при доразмещении устанавливается Биржей по согласованию с Эмитентом и Андеррайтером.

Андеррайтер информирует потенциальных покупателей о текущем количестве неразмещенных Облигаций на его счетах путем выставления в системе торгов Биржи безадресных заявок.

Поданные заявки на покупку Облигаций удовлетворяются Андеррайтером в полном объеме в случае, если количество Облигаций в заявке на покупку не превосходит количества неразмещенных Облигаций. В случае, если объем заявки на покупку Облигаций превышает количество Облигаций, оставшихся неразмещёнными, то данная заявка на покупку ценных бумаг удовлетворяется в размере неразмещённого остатка Облигаций.

В случае размещения всего объёма Облигаций удовлетворение последующих заявок на приобретение Облигаций не производится.

Обязательным условием приобретения Облигаций при их размещении является резервирование денежных средств покупателя на счёте Участника торгов Биржи, от имени которого подана заявка, в Небанковской кредитной организации закрытое акционерное общество "Расчетная палата Московской межбанковской валютной биржи» (Расчетная Палата ММВБ). При этом денежные средства должны быть зарезервированы в сумме, достаточной для полной оплаты Облигаций, указанных в заявках на приобретение Облигаций, с учётом всех комиссионных сборов.

Сделки купли-продажи, заключенные путем удовлетворения Андеррайтером заявок, регистрируются Биржей в дату их заключения.

Датой исполнения сделки является день, в который в соответствии с установленным кодом расчетов Участники торгов Биржи обязаны исполнить обязательства по заключенной сделке в соответствии с Правилами торгов Биржи и/или Правилами клиринга клиринговой организации - ЗАО ММВБ. Сделки при размещении Облигаций выпуска осуществляются на условиях «поставка против платежа» (код расчетов Т0), то есть датой исполнения сделки с Облигациями является день ее заключения. При этом при заключении сделки осуществляется процедура контроля ее обеспечения. Документом, подтверждающим заключение Участником торгов Биржи сделки, является выписка из реестра сделок Биржи, в которой отражаются все сделки, заключенные Участником торгов Биржи в течение торгового дня Биржи.

До начала размещения ценных бумаг Эмитент представляет Андеррайтеру список лиц, сделки с которыми могут быть признаны сделками с заинтересованностью, с указанием тех лиц из указанного списка, сделки с которыми были заранее одобрены Эмитентом. При размещении Облигаций соблюдаются условия, предусмотренные п. 6.4.4 «Стандартов эмиссии ценных бумаг и регистрации проспектов ценных бумаг», утвержденных Приказом ФСФР России от 16.03.2005 №05-4/пз-н.

Изменение и/или расторжение договоров, заключенных при размещении Облигаций, осуществляется по основаниям и в порядке, предусмотренном гл. 29 Гражданского кодекса РФ.

Возможность преимущественного приобретения размещаемых ценных бумаг:

Возможность преимущественного приобретения размещаемых ценных бумаг не предусмотрена.

Порядок внесения приходной записи по счету депо первого приобретателя в депозитарии, осуществляющем обязательное централизованное хранение ценных бумаг выпуска:

Размещенные через организатора торговли Облигации зачисляются Некоммерческим партнерством «Национальный депозитарный центр» (далее-Депозитарий, НДЦ) или другим депозитарием, являющемся депонентом по отношению к Депозитарию, на счета депо покупателей Облигаций в дату совершения операции купли-продажи.

Приходная запись по счету депо первого приобретателя в депозитарии, осуществляющем централизованное хранение, вносится на основании поручений, поданных клиринговой организацией, обслуживающей расчеты по сделкам, оформленным в процессе размещения Облигаций через организатора торговли на рынке ценных бумаг. Размещенные Облигации зачисляются Депозитариями на счета депо покупателей Облигаций в соответствии с условиями осуществления клиринговой деятельности клиринговой организации и условиями осуществления депозитарной деятельности Депозитариев.

Облигации размещаются посредством подписки путем проведения торгов специализированной организацией - организатором торговли на рынке ценных бумаг, в т.ч. фондовой биржей:

Полное фирменное наименование: *Закрытое акционерное общество «Фондовая биржа ММВБ»*
Сокращенное фирменное наименование: *ЗАО «ФБ ММВБ»*
Место нахождения: *Россия, 125009, г. Москва, Большой Кисловский пер., д. 13*
Номер лицензии фондовой биржи: *077-07985-000001*
Дата выдачи лицензии: *15.09.2004*

Срок действия лицензии: *до 15.09.2007*
Орган, выдавший указанную лицензию: ***Федеральная служба по финансовым рынкам***

Размещение ценных бумаг осуществляется Эмитентом с привлечением профессионального участника рынка ценных бумаг, оказывающего Эмитенту услуги по размещению ценных бумаг (Андеррайтера):
Полное фирменное наименование: ***Межрегиональный коммерческий банк развития связи и информатики (открытое акционерное общество)***
Сокращенное фирменное наименование: ***ОАО АКБ «Связь-Банк»***
Место нахождения: ***Россия, 125375, г. Москва, ул. Тверская, 7***
Номер Генеральной лицензии на осуществление банковской деятельности кредитной организации ***1470***
Дата выдачи: ***15.11.2002***
Срок действия до: ***бессрочная лицензия***
Лицензирующий орган: ***Центральный Банк Российской Федерации***

Номер лицензии: ***Лицензия профессионального участника рынка ценных бумаг № 077-08209-100000 на осуществление брокерской деятельности***
Дата выдачи: ***28 декабря 2004 г.***
Срок действия до: ***28 декабря 2007 г.***
Лицензирующий орган: ***ФСФР России***

Основные функции посредника при размещении (Андеррайтера):

Андеррайтер действует на основании договора с Эмитентом о выполнении функций агента по размещению ценных бумаг на ЗАО «ФБ ММВБ». По условиям указанного договора функциями Андеррайтера в частности являются:

- удовлетворение заявок на покупку Облигаций по поручению и за счет Эмитента в соответствии с условиями договора и процедурой, установленной Решением о выпуске ценных бумаг и Проспектом ценных бумаг;

- совершение от имени и за счет Эмитента действий, связанных с допуском Облигаций к размещению на Бирже;

- информирование Эмитента о количестве фактически размещенных Облигаций, а также о размере полученных от продажи Облигаций денежных средств.

- перечисление денежных средств, получаемых Андеррайтером от приобретателей Облигаций в счет их оплаты, на расчетный счет Эмитента в соответствии с условиями заключенного договора между Эмитентом и Андеррайтором.

- осуществление иных действий, необходимых для исполнения своих обязательств по размещению Облигаций, в соответствии с законодательством Российской Федерации и договором между Эмитентом и Андеррайтером.

Договором между Андеррайтером и Эмитентом не предусмотрено обязательство Андеррайтера по приобретению размещаемых Облигаций Эмитента.

8.4. Цена (цены) или порядок определения цены размещения ценных бумаг

Цена размещения Облигаций в первый и последующие дни размещения устанавливается равной номинальной стоимости и составляет 1 000 (Одна тысяча) рублей за одну Облигацию. Начиная со второго дня размещения Облигаций выпуска, покупатель при совершении операции купли-продажи Облигаций также уплачивает накопленный купонный доход по Облигациям (НКД), рассчитываемый по следующей формуле

$$НКД = Nom * C1 * ((T - T0)/ 365)/ 100\%$$

где:
НКД - накопленный купонный доход, руб.;
Nom - номинальная стоимость одной Облигации, руб.;
C1 - размер процентной ставки по первому купону, проценты годовых;
T - дата размещения Облигаций, на которую вычисляется НКД;
T0- дата начала размещения Облигаций.

Величина накопленного купонного дохода в расчете на одну Облигацию определяется с точностью до одной копейки (округление производится по правилам математического округления). При этом под правилом математического округления следует понимать метод округления, при котором значение целой копейки (целых копеек) не изменяется, если первая за округляемой цифра равна от 0 до 4, и изменяется, увеличиваясь на единицу, если первая за округляемой цифра равна от 5 до 9.

8.5. Порядок осуществления преимущественного права приобретения размещаемых ценных бумаг
Преимущественное право приобретения размещаемых ценных бумаг не предусмотрено.

8.6. Условия и порядок оплаты ценных бумаг

Форма оплаты размещаемых ценных бумаг:
Облигации оплачиваются денежными средствами в безналичном порядке в валюте Российской Федерации. Возможность рассрочки при оплате Облигаций выпуска не предусмотрена. Облигации размещаются при условии их полной оплаты.

Порядок оплаты размещаемых ценных бумаг:
Облигации оплачиваются денежными средствами в валюте Российской Федерации в безналичном порядке в соответствии с Правилами Биржи.
Денежные расчеты по сделкам с Облигациями осуществляются покупателями, не являющимися Участниками торгов Биржи, через Участников торгов Биржи. Денежные расчеты между Эмитентом и Участниками торгов Биржи осуществляются в безналичной форме через Небанковскую кредитную организацию закрытое акционерное общество "Расчетная палата Московской межбанковской валютной биржи" (Расчетная палата ММВБ).
Денежные средства, полученные от размещения Облигаций, зачисляются в Расчётной Палате ММВБ на счет Андеррайтера (посредника при размещении Облигаций), которым является: Межрегиональный коммерческий банк развития связи и информатики (открытое акционерное общество).
Реквизиты счетов, на которые должны перечисляться денежные средства в оплату ценных бумаг выпуска:
Владелец счета ***Межрегиональный коммерческий банк развития связи и информатики (открытое акционерное общество), ОАО АКБ «Связь-Банк»***
Номер счета: ***30401810800100000752***
Кредитная организация:
Полное наименование: ***Небанковская кредитная организация закрытое акционерное общество "Расчетная палата Московской межбанковской валютной биржи"***
Сокращенное наименование: ***НКО ЗАО "РП ММВБ"***
Место нахождения: ***Российская Федерация, 125009, г. Москва, Средний Кисловский пер., 1/13, строение 8***
Почтовый адрес: ***Российская Федерация, 125009, г. Москва, Средний Кисловский пер., 1/13, строение 8***
БИК: ***044583505***
К/с: ***30105810100000000505***

Расчеты по сделкам купли-продажи Облигаций при их размещении производятся на условиях "поставка против платежа".
Требования к порядку резервирования денежных средств, в том числе к оформляемым при этом документам, установлены нормативными документами клиринговой организации ЗАО ММВБ.
При заключении сделки осуществляется процедура контроля ее обеспечения.

Иные условия и порядок оплаты ценных бумаг выпуска:
Участники торгов Биржи, заявки которых в ходе размещения Облигаций не были удовлетворены (были удовлетворены частично), имеют право отозвать зарезервированные, но не использованные для покупки Облигаций денежные средства, из Расчетной Палаты ММВБ. Отзыв денежных средств происходит в порядке и в сроки, установленные нормативными документами клиринговой организации ЗАО ММВБ.
Денежные средства, зачисленные на счет Андеррайтера в Расчётной Палате ММВБ, переводятся им на счёт Эмитента в сроки, определенные соответствующим договором Андеррайтера с Эмитентом.

8.7. Доля, при неразмещении которой выпуск (дополнительный выпуск) ценных бумаг считается несостоявшимся, а также порядок возврата средств, переданных в оплату ценных бумаг выпуска (дополнительного выпуска), в случае признания его несостоявшимся.

Доля, при неразмещении которой выпуск ценных бумаг считается несостоявшимся, не установлена.

9. Условия погашения и выплаты доходов по облигациям

9.1. Форма погашения облигаций

Погашение Облигаций осуществляется денежными средствами в валюте Российской Федерации в безналичном порядке.
Возможность выбора владельцами Облигаций формы их погашения не предусмотрена.

9.2. Порядок и условия погашения облигаций, включая срок погашения

Срок погашения облигаций выпуска:

Облигации погашаются последовательно частями в следующие сроки:
в 1274-й день с даты начала размещения каждая Облигация погашается частично в размере 15% от номинальной стоимости,
в 1456-й день с даты начала размещения каждая Облигация погашается частично в размере 15% от номинальной стоимости,
в 1638-й день с даты начала размещения каждая Облигация погашается частично в размере 15% от номинальной стоимости,
в 1820-й день с даты начала размещения каждая Облигация погашается частично в размере 15% от номинальной стоимости,
в 2002-й день с даты начала размещения каждая Облигация погашается частично в размере 20% от номинальной стоимости,
в 2184-й день с даты начала размещения каждая Облигация погашается частично в размере 20% от номинальной стоимости.
Если дата погашения части номинальной стоимости Облигаций приходится на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.
Даты начала и даты окончания погашения каждой части номинальной стоимости Облигаций совпадают.

Порядок и иные условия погашения Облигаций:

Погашение каждой части номинальной стоимости Облигаций производится платёжным агентом по поручению и за счет Эмитента (далее по тексту - Платежный агент).
Предполагается, что номинальные держатели - депоненты Депозитария уполномочены получать суммы погашения соответствующей части номинальной стоимости Облигаций.
Владельцы Облигаций, их уполномоченные лица, в том числе депоненты НДЦ, самостоятельно отслеживают полноту и актуальность представляемых сведений и несут все связанные с этим риски.
Исполнение Эмитентом обязательств по погашению каждой части номинальной стоимости Облигаций производится на основании перечня владельцев и/или номинальных держателей, предоставленного НДЦ (далее по тексту – «Перечень владельцев и/или номинальных держателей»).
Депонент НДЦ, не уполномоченный своими клиентами получать суммы погашения каждой части номинальной стоимости Облигаций, не позднее чем в 5 (пятый) рабочий день до даты погашения каждой части номинальной стоимости Облигаций, передает в НДЦ список владельцев Облигаций, который должен содержать все реквизиты, указанные ниже в Перечне владельцев и/или номинальных держателей Облигаций.
В том случае, если среди владельцев, уполномочивших номинального держателя на получение сумм погашения по Облигациям, есть нерезиденты и/или физические лица, то номинальный держатель обязан указать в списке владельцев Облигаций в отношении таких лиц следующую информацию:

- *полное наименование/Ф.И.О. владельца Облигаций;*
- *количество принадлежащих владельцу Облигаций;*
- *полное наименование лица, уполномоченного получать суммы погашения по Облигациям;*
- *место нахождения (или регистрации – для физических лиц) и почтовый адрес, включая индекс, владельца Облигаций;*
- *реквизиты банковского счета лица, уполномоченного получать суммы погашения по Облигациям;*
- *идентификационный номер налогоплательщика (ИНН) владельца Облигаций;*
- *налоговый статус владельца Облигаций;*

в случае если владельцем Облигаций является юридическое лицо-нерезидент:

- *индивидуальный идентификационный номер (ИИН) – при наличии;*

в случае если владельцем Облигаций является физическое лицо:

- *вид, номер, дата и место выдачи документа, удостоверяющего личность владельца Облигаций, наименование органа, выдавшего документ;*
- *номер свидетельства государственного пенсионного страхования владельца Облигаций (при его наличии);*
- *ИНН владельца Облигаций (при его наличии);*
- *число, месяц и год рождения владельца Облигаций.*

Погашение соответствующей части номинальной стоимости Облигаций производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня НДЦ, предшествующего 6-му (шестому) рабочему дню до даты погашения соответствующей части номинальной стоимости Облигаций (далее по тексту - "Дата составления Перечня владельцев и/или номинальных держателей Облигаций").
В случае изменения сведений, представленных НДЦ Депонентами НДЦ, не уполномоченными своими

клиентами получать суммы погашения каждой части номинальной стоимости Облигаций, по состоянию на Дату составления Перечня владельцев и/или номинальных держателей Облигаций, соответствующая информация передается в НДЦ в срок не позднее 5 (пятого) рабочего дня до даты погашения соответствующей части номинальной стоимости Облигаций.

Погашение соответствующей части номинальной стоимости Облигаций по отношению к владельцу, включенному в Перечень владельцев и/или номинальных держателей Облигаций, признается надлежащим, в том числе в случае отчуждения Облигаций после Даты составления перечня владельцев и/или номинальных держателей Облигаций.

В случае если права владельца на Облигации учитываются номинальным держателем и номинальный держатель уполномочен на получение суммы погашения по Облигациям, то под лицом, уполномоченным получать суммы погашения по Облигациям подразумевается номинальный держатель.

В случае если права владельцев на Облигации не учитываются номинальным держателем или номинальный держатель не уполномочен владельцем на получение суммы погашения по Облигациям, то под лицом, уполномоченным получать суммы погашения по Облигациям подразумевается владелец.

Не позднее, чем в 4 (четвертый) рабочий день до даты погашения соответствующей части номинальной стоимости Облигаций НДЦ предоставляет Эмитенту и/или Платёжному агенту Перечень владельцев и/или номинальных держателей Облигаций, включающий в себя следующие данные:

а) полное наименование лица, уполномоченного получать суммы погашения по Облигациям.

б) количество Облигаций, учитываемых на счетах депо владельца или междепозитарном счете номинального держателя Облигаций, уполномоченного получать суммы погашения по Облигациям;

в) место нахождения и почтовый адрес лица, уполномоченного получать суммы погашения по Облигациям;

г) реквизиты банковского счета лица, уполномоченного получать суммы погашения по Облигациям, а именно:

- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код и ИНН банка, в котором открыт счет.

д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы погашения по Облигациям;

е) указание на налоговый статус владельца и лица, уполномоченного получать суммы погашения по Облигациям.

Владельцы Облигаций, их уполномоченные лица, в том числе депоненты НДЦ, обязаны своевременно предоставлять необходимые сведения в НДЦ и самостоятельно отслеживать полноту и актуальность представляемых в НДЦ сведений, и несут все риски, связанные с непредоставлением / несвоевременным предоставлением сведений.

В случае непредоставления или несвоевременного предоставления в НДЦ информации, необходимой для исполнения Эмитентом обязательств по Облигациям, исполнение таких обязательств производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по Облигациям производится на основании данных НДЦ, в этом случае обязательства Эмитента считаются исполненными в полном объеме и надлежащим образом. В том случае, если предоставленные владельцем или номинальным держателем или имеющиеся в Депозитарии реквизиты банковского счета и иная информация, необходимая для исполнения Эмитентом обязательств по Облигациям, не позволяют Платежному агенту своевременно осуществить перечисление денежных средств, то такая задержка не может рассматриваться в качестве просрочки исполнения обязательств по Облигациям, а владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже. Эмитент в случаях, предусмотренных договором с НДЦ, имеет право требовать подтверждения таких данных данными об учете прав на Облигации.

Не позднее, чем за 1 (один) рабочий день до даты погашения соответствующей части номинальной стоимости Облигаций Эмитент перечисляет необходимые денежные средства на счет Платежного агента.

На основании Перечня владельцев и/или номинальных держателей Облигаций, предоставленного НДЦ, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из держателей Облигаций, уполномоченных на получение сумм погашения каждой части номинальной стоимости Облигаций.

В даты погашения соответствующей части номинальной стоимости Облигаций Платёжный агент перечисляет на счета лиц, уполномоченных на получение сумм погашения соответствующей части номинальной стоимости Облигаций, указанных в Перечне владельцев и/или номинальных держателей Облигаций необходимые денежные средства.

В случае если одно лицо уполномочено на получение сумм погашения соответствующей части номинальной стоимости Облигаций со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

9.3. Порядок определения дохода, выплачиваемого по каждой облигации

Купонный доход начисляется на непогашенную часть номинальной стоимости:

- *с первого по седьмой купонный период – непогашенная часть номинальной стоимости составляет 100 % номинальной стоимости;*
- *в восьмой купонный период – непогашенная часть номинальной стоимости составляет 85 % номинальной стоимости;*
- *в девятый купонный период – непогашенная часть номинальной стоимости составляет 70 % номинальной стоимости;*
- *в десятый купонный период – непогашенная часть номинальной стоимости составляет 55 % номинальной стоимости.*
- *в одиннадцатый купонный период – непогашенная часть номинальной стоимости составляет 40 % номинальной стоимости*
- *в двенадцатый купонный период – непогашенная часть номинальной стоимости составляет 20 % номинальной стоимости*

Купонный (процентный) период		Размер купонного (процентного) дохода
Дата начала	Дата окончания	
1. Купон: Первый		
Дата начала размещения Облигаций	*182 -й (Сто восемьдесят второй) день с даты начала размещения Облигаций.*	*Размер купонного дохода по каждому купону определяется по следующей формуле:* *Kj = Cj*Nom*(T(j) - T(j -1))/(365*100%),* *где,* *j - порядковый номер купонного периода, j=1, 2, ...11,12;* *Kj - размер купонного дохода по каждой Облигации (руб.);* *Nom –непогашенная часть номинальной стоимости одной Облигации на дату начала j-того купонного периода (руб.);* *Cj - размер процентной ставки j-того купона, в процентах годовых;* *T(j -1) - дата начала j-того купонного периода;* *T(j) - дата окончания j-того купонного периода.* *Размер купонного дохода по каждому купону определяется с точностью до одной копейки (округление второго знака после запятой производится по правилам математического округления, а именно: в случае, если третий знак после запятой больше или равен 5, второй знак после запятой увеличивается на единицу, в случае, если третий знак после запятой меньше 5, второй знак после запятой не изменяется).* *Процентная ставка по первому купону определяется на Конкурсе, проводимом в дату начала размещения Облигаций , в соответствии с порядком, предусмотренным п.8.3 Решения о выпуске и п. 2.7.(I) Проспекта ценных бумаг.*
2. Купон: Второй		
182-й (Сто восемьдесят второй) день с даты начала размещения Облигаций.	*364 -й (Триста шестьдесят четвертый) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по второму купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по второму купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2.(I) Проспекта ценных бумаг.*
3. Купон: Третий		
364 -й (Триста шестьдесят четвертый) день с даты начала размещения Облигаций.	*546-й (Пятьсот сорок шестой) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по третьему купону аналогичен порядку определения купонного дохода по первому купону.*

		Процентная ставка по третьему купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2.(I) Проспекта ценных бумаг.

4. Купон: Четвертый

546-й (Пятьсот сорок шестой) день с даты начала размещения Облигаций.	*728-й (Семьсот двадцать восьмой) день с даты начала размещения Облигаций .*	*Порядок определения размера купонного дохода по четвертому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по четвертому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2.(I) Проспекта ценных бумаг.*

5. Купон: Пятый

728-й (Семьсот двадцать восьмой) день с даты начала размещения Облигаций .	*910-й (девятьсот десятый) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по пятому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по пятому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2.(I) Проспекта ценных бумаг.*

6. Купон: Шестой

910-й (девятьсот десятый) день с даты начала размещения Облигаций.	*1092-й (Одна тысяча девяносто второй) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по шестому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по шестому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2.(I) Проспекта ценных бумаг.*

7. Купон: Седьмой

1092-й (Одна тысяча девяносто второй) день с даты начала размещения Облигаций.	*1274-й (Одна тысяча двести семьдесят четвертый) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по седьмому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по седьмому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2.(I) Проспекта ценных бумаг.*

8. Купон: Восьмой

1274-й (Одна тысяча двести семьдесят четвертый) день с даты начала размещения Облигаций.	*1456-й (Одна тысяча четыреста пятьдесят шестой) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по восьмому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по восьмому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2. (I) Проспекта ценных бумаг.*

9. Купон: Девятый

1456-й (Одна тысяча четыреста пятьдесят шестой) день с даты начала размещения Облигаций.	*1638-й (Одна тысяча шестьсот тридцать восьмой) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по девятому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по девятому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2. (I) Проспекта ценных бумаг.*

10. Купон: Десятый

1638-й (Одна тысяча шестьсот тридцать восьмой) день с даты начала размещения Облигаций.	*1820-й (Одна тысяча восемьсот двадцатый) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по десятому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по десятому купону определяется*

		в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2.(I) Проспекта ценных бумаг.

11. Купон: Одиннадцатый

1820-й (Одна тысяча восемьсот двадцатый) день с даты начала размещения Облигаций.	*2002-й (Две тысячи второй) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по одиннадцатому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по одиннадцатому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2.(I) Проспекта ценных бумаг.*

12. Купон: Двенадцатый

2002-й (Две тысячи второй) день с даты начала размещения Облигаций.	*2184-й (Две тысячи сто восемьдесят четвертый) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по двенадцатому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по двенадцатому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2.(I) Проспекта ценных бумаг.*

Если дата выплаты купонного дохода по любому из двенадцати купонов по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

В любой день между датой начала размещения и Датой погашения Облигаций (датой погашения последней части номинальной стоимости Облигаций) настоящего выпуска величина накопленного купонного дохода (НКД) рассчитывается по следующей формуле:

НКД = Nom * Cj * (T - T(j-1))/(365*100%),
где:
j - порядковый номер купонного периода, j=1,2,...11,12;
Nom –непогашенная часть номинальной стоимости одной Облигации на дату расчета НКД (руб.);
Cj - размер процентной ставки j-го купона, в процентах годовых;
T - текущая дата;
T(j-1) - дата начала j-го купонного периода.

НКД рассчитывается с точностью до одной копейки (округление второго знака после запятой производится по правилам математического округления, а именно: в случае, если третий знак после запятой больше или равен 5, второй знак после запятой увеличивается на единицу, в случае, если третий знак после запятой меньше 5, второй знак после запятой не изменяется).

Порядок определения процентных ставок по купонам Облигаций:

1) Процентная ставка по первому купону определяется путем проведения Конкурса на Бирже среди потенциальных покупателей Облигаций в дату начала размещения Облигаций, в соответствии с порядком, предусмотренным п.8.3 Решения о выпуске и п. 2.7. (I) Проспекта ценных бумаг.

2) В случае, если одновременно с утверждением даты начала размещения Облигаций, Совет директоров Эмитента не принимает решение о приобретении Облигаций у их владельцев, процентные ставки по второму и всем последующим купонам Облигаций устанавливаются равными процентной ставке по первому купону и фиксируются на весь срок обращения Облигаций

3) Одновременно с утверждением даты начала размещения Облигаций Совет директоров Эмитента может принять решение о приобретении Облигаций по требованию их владельцев, заявление на приобретение которых поступили от владельцев Облигаций в порядке, установленном в Решении о выпуске ценных бумаг, в течение как минимум последних 5 (Пяти) дней j-го купонного периода (j=1, 2,...11). В случае если Советом директоров Эмитента принято такое решение, процентные ставки по всем купонам Облигаций, порядковый номер которых меньше или равен j, устанавливаются равными процентной ставке по первому купону. Указанная информация, включая порядковые номера купонов, процентная ставка по которым устанавливается равной процентной ставке по первому купону, срок приобретения Облигаций, а также порядковый номер купонного периода (j), в котором владельцы Облигаций могут требовать приобретения

Облигаций Эмитентом, доводится до сведения потенциальных приобретателей Облигаций путем опубликования сообщения в следующем порядке и сроки с даты составления Эмитентом протокола собрания (заседания) Совета директоров Эмитента, на котором было принято решение о приобретении Облигаций по требованию их владельцев:

- в ленте новостей - не позднее 1 (Одного) дня;

- на странице в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3 (Трех) дней.

4) Процентная ставка по купонам, размер (порядок определения) которых не был установлен Эмитентом (i=(j+1),..,12), определяется Эмитентом в числовом выражении в Дату установления i-го купона, которая наступает не позднее, чем за 10(десять) календарных дней до даты окончания j-го купонного периода. Эмитент имеет право определить в Дату установления i-го купона ставки любого количества следующих за i-м купоном неопределенных купонов (при этом k - номер последнего из определяемых купонов). Сведения о величине процентной ставки по i-му купону раскрываются Эмитентом в форме сообщения о существенных фактах «Сведения о начисленных и (или) выплаченных доходах по ценным бумагам эмитента» и «Сведения о сроках исполнения обязательств эмитента перед владельцами ценных бумаг» в следующем порядке и сроки с даты составления протокола собрания (заседания) уполномоченного органа Эмитента, на котором принято решение об определении размера соответствующего купона по Облигациям:

- *в ленте новостей - не позднее 1 (Одного) дня;*
- *на странице в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3 (Трех) дней;*
- *в газете «Золотой рог» – не позднее 5 (Пяти) дней.*

при этом данное сообщение должно быть опубликовано не позднее чем за 5 (Пять) рабочих дней до даты окончания купонного периода, предшествующего первому из купонных периодов, по которому согласно вышеуказанному протоколу Эмитентом определяется размер процента (купона).

Сообщение также публикуется в «Приложении к Вестнику ФСФР России».

5) В случае если после объявления процентных ставок купонов (в соответствии с предыдущими подпунктами), у Облигации останутся неопределенными процентные ставки хотя бы по одному из последующих купонов, тогда одновременно с сообщением о величине процентной ставки по i-му купону Эмитент обязан принять решение о приобретении Облигаций по требованию владельцев Облигаций, заявления на приобретение которых поступили от владельцев Облигаций в порядке, установленном в Решении о выпуске ценных бумаг и Проспекте ценных бумаг, в течение как минимум последних 5 (Пяти) дней k-го купонного периода (в случае если Эмитентом определяется ставка только одного i-го купона, i=k).

Указанная информация, включая порядковые номера купонов, процентная ставка по которым определена в Дату установления i-го купона, а также порядковый номер купонного периода (k), в котором будет происходить приобретение Облигаций, доводится до потенциальных приобретателей Облигаций путем опубликования сообщения в следующем порядке и сроки с даты составления Эмитентом протокола собрания (заседания) Совета директоров Эмитента, на котором было принято решение о приобретении Облигаций по требованию их владельцев:

- в ленте новостей - не позднее 1 (Одного) дня;

- на странице в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3 (Трех) дней.

Порядок раскрытия информации о размере процентной ставки по каждому из купонов, размер которых устанавливается Эмитентом после государственной регистрации Отчета об итогах выпуска облигаций:

Сведения о величине процентной ставки по 2, 3, 4, 5, 6, 7, 8, 9, 10,11,12 купонам раскрываются Эмитентом в форме сообщения о существенных фактах «Сведения о начисленных и (или) выплаченных доходах по ценным бумагам эмитента» и «Сведения о сроках исполнения обязательств эмитента перед владельцами ценных бумаг» в следующем порядке и сроки с даты составления протокола собрания (заседания) уполномоченного органа Эмитента, на котором принято решение об определении размера соответствующего купона (размеров соответствующих купонов) по Облигациям:

- в ленте новостей – не позднее 1 (Одного) дня,

- на странице в сети «Интернет» по адресу http://www.dsv.ru - не позднее 3 (Трех) дней;

- в газете «Золотой Рог» - не позднее 5 (Пяти) дней.

Данное сообщение также публикуется в «Приложении к Вестнику ФСФР России».

При этом данное сообщение должно быть опубликовано не позднее чем за 5 (Пять) рабочих дней до даты окончания купонного периода, предшествующего первому из купонных периодов, по которому согласно вышеуказанному протоколу Эмитентом определяется размер процента (купона).

9.4. Порядок и срок выплаты дохода по облигациям, включая порядок и срок выплаты каждого купона

порядок и срок выплаты процентов (купона) по облигациям, включая срок выплаты каждого купона:

Купонный (процентный) период		Срок (дата) выплаты купонного (процентного) дохода	Дата составления списка владельцев и/или номинальных держателей Облигаций для выплаты купонного (процентного) дохода
Дата начала	**Дата окончания**		

1. Купон: Первый

Дата начала размещения Облигаций.	*182-й (Сто восемьдесят второй) день с даты начала размещения Облигаций.*	*182-й (Сто восемьдесят второй)день с даты начала размещения Облигаций. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.*	*Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.*

Порядок выплаты купонного (процентного) дохода:
Выплата купонного дохода по Облигациям производится денежными средствами в валюте Российской Федерации в безналичном порядке лицам, указанным в Перечне владельцев и/или номинальных держателей Облигации, в пользу владельцев Облигаций. Владелец Облигации, если он не является депонентом Депозитария, может уполномочить номинального держателя Облигаций (далее Держатель) получить сумму купонного дохода, выплачиваемого по Облигациям.

Презюмируется, что Держатели Облигаций уполномочены получать купонный доход по Облигациям. Держатели Облигаций и/или иные лица, не уполномоченные своими клиентами получать купонный доход по Облигациям, не позднее чем в 5 (пятый) рабочий день до даты выплаты купонного дохода по Облигациям, передают в Депозитарий список владельцев Облигаций, который должен содержать все реквизиты, содержащиеся в Перечне владельцев и/или номинальных держателей Облигаций, как указано ниже.

Выплата купонного дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6-му (шестому) рабочему дню до даты выплаты купонного дохода по Облигациям (далее по тексту - «Дата составления перечня владельцев и/или номинальных держателей Облигаций в целях выплаты купонного дохода»).
В случае изменения сведений, представленных НДЦ Депонентами НДЦ, не уполномоченными своими клиентами получать купонный доход по Облигациям, по состоянию на Дату составления Перечня владельцев и/или номинальных держателей Облигаций в целях выплаты купонного дохода, соответствующая информация передается в НДЦ в срок не позднее 5 (пятого) рабочего дня до даты выплаты купонного дохода по Облигациям.
Исполнение обязательств по отношению к владельцу, являющемуся таковым на Дату составления перечня владельцев и/или номинальных держателей Облигаций в целях выплаты купонного дохода, признается надлежащим, в том числе в случае отчуждения Облигаций после Даты составления перечня владельцев и/или номинальных держателей Облигаций в целях выплаты купонного дохода. В случае если права владельца на Облигации учитываются номинальным держателем и номинальный держатель уполномочен на получение суммы купонного дохода по Облигациям, то под лицом, уполномоченным получать суммы по Облигациям подразумевается номинальный держатель. В случае если права владельца на Облигации не учитываются номинальным держателем или номинальный держатель не уполномочен владельцем на получение суммы купонного дохода по Облигациям, то под лицом, уполномоченным получать суммы купонного дохода по Облигациям подразумевается владелец.

В том случае, если среди владельцев, уполномочивших номинального держателя на получение купонного дохода по Облигациям, есть нерезиденты и/или физические лица, то номинальный держатель обязан указать в списке владельцев Облигаций в отношении таких лиц следующую информацию:

- *полное наименование/Ф.И.О. владельца Облигаций;*
- *количество принадлежащих владельцу Облигаций ;*
- *полное наименование лица, уполномоченного получать суммы погашения по Облигациям;*
- *место нахождения (или регистрации – для физических лиц) и почтовый адрес, включая индекс, владельца Облигаций ;*
- *реквизиты банковского счета лица, уполномоченного получать суммы погашения по Облигациям ;*
- *идентификационный номер налогоплательщика (ИНН) владельца Облигаций ;*
- *налоговый статус владельца Облигации ;*

в случае если владельцем Облигаций является юридическое лицо-нерезидент:

- *индивидуальный идентификационный номер (ИИН) – при наличии;*

в случае если владельцем Облигаций является физическое лицо:

- *вид, номер, дата и место выдачи документа, удостоверяющего личность владельца Облигаций, наименование органа, выдавшего документ;*
- *номер свидетельства государственного пенсионного страхования владельца Облигаций (при его наличии);*
- *ИНН владельца Облигаций (при его наличии);*
- *число, месяц и год рождения владельца Облигаций .*

Не позднее чем в 4 (четвертый) рабочий день до даты выплаты купонного дохода по Облигациям Депозитарий предоставляет Эмитенту и/или Платежному агенту перечень владельцев и/или номинальных держателей Облигаций, составленный на Дату составления перечня владельцев и/или номинальных держателей Облигаций в целях выплаты купонного дохода, включающий в себя следующие данные:

а) полное наименование лица, уполномоченного получать сумму купонного дохода по Облигациям;

б) количество Облигаций, учитываемых на счете депо лица, уполномоченного получать сумму купонного дохода по Облигациям ;

в) место нахождения и почтовый адрес лица, уполномоченного получать сумму купонного дохода по Облигациям;

г) реквизиты банковского счёта лица, уполномоченного получать сумму купонного дохода по Облигациям , а именно:

- номер счета;

- наименование банка, в котором открыт счет;

- корреспондентский счет банка, в котором открыт счет;

- банковский идентификационный код банка, в котором открыт счет;

д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать сумму купонного дохода по Облигациям ;

е) налоговый статус лица, уполномоченного получать сумму купонного дохода по Облигациям (резидент, нерезидент с постоянным представительством в Российской Федерации, нерезидент без постоянного представительства в Российской Федерации и т.д.).

Владелец или номинальный держатель Облигаций самостоятельно отслеживает полноту и актуальность реквизитов банковского счета, предоставленных им в Депозитарий. В случае непредоставления или несвоевременного предоставления Депозитарию указанных реквизитов, исполнение обязательств производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по Облигациям производится на основании данных Депозитария, в этом случае обязательства Эмитента считаются исполненными в полном объеме и надлежащим образом. В том случае, если предоставленные владельцем или номинальным держателем или имеющиеся в Депозитарии реквизиты банковского счета не позволяют платежному агенту Эмитента своевременно осуществить по ним перечисление денежных средств, то такая задержка в исполнении обязательств Эмитента не может рассматриваться в качестве дефолта, а владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

Не позднее чем за 1 (один) рабочий день до даты выплаты купонного дохода по Облигациям Эмитент перечисляет необходимые денежные средства на счёт платежного агента.

На основании перечня владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, платежный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из владельцев и/или номинальных держателей Облигаций , уполномоченных на получение суммы купонного дохода по Облигациям.

В дату выплаты купонного дохода по Облигациям платежный агент переводит денежные средства в уплату купонного дохода на банковские счета владельцев и/или номинальных держателей Облигаций, указанные в перечне владельцев и/или номинальных держателей Облигаций. В случае, если одно лицо уполномочено на получение суммы купонного дохода по Облигациям со стороны нескольких владельцев Облигаций , то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций. Держатели Облигаций , не являющиеся владельцами Облигаций, перечисляют денежные средства в уплату купонного дохода владельцам Облигаций в порядке, определенном между Держателем Облигаций и владельцем Облигаций.

Обязательства Эмитента по уплате соответствующего купонного дохода по Облигациям считаются исполненными после списания средств со счета Эмитента и/или корреспондентского счета платежного агента в оплату купонного дохода в адрес владельцев и Держателей Облигаций.

2. Купон: Второй

182-й (Сто восемьдесят второй) день с даты начала размещения Облигаций.	*364-й (Триста шестьдесят четвертый) день с даты начала размещения Облигаций.*	*364-й (Триста шестьдесят четвертый) день с даты начала размещения Облигаций. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.*	*Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.*
Порядок выплаты купонного (процентного) дохода: *Порядок выплаты дохода по второму купону аналогичен порядку выплаты дохода по первому купону.*			

3. Купон: Третий

364-й (Триста шестьдесят четвертый) день с даты начала размещения Облигаций.	*546-й (Пятьсот сорок шестой) день с даты начала размещения Облигаций.*	*546-й (Пятьсот сорок шестой) день с даты начала размещения Облигаций. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.*	*Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям .*
Порядок выплаты купонного (процентного) дохода: *Порядок выплаты дохода по третьему купону аналогичен порядку выплаты дохода по первому купону.*			

4. Купон: Четвертый

546-й (Пятьсот сорок шестой) день с даты начала размещения Облигаций.	*728-й (Семьсот двадцать восьмой) день с даты начала размещения Облигаций.*	*728-й (Семьсот двадцать восьмой) день с даты начала размещения Облигаций. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это*	*Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6*

		государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.	*(шестому) рабочему дню до даты выплаты дохода по Облигациям.*
Порядок выплаты купонного (процентного) дохода: ***Порядок выплаты дохода по четвертому купону аналогичен порядку выплаты дохода по первому купону.***			

5. Купон: Пятый

728-й (Семьсот двадцать восьмой) день с даты начала размещения Облигаций.	***910-й (Девятьсот десятый) день с даты начала размещения Облигаций.***	***910-й (Девятьсот десятый) день с даты начала размещения Облигаций.*** ***Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.***	***Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям .***
Порядок выплаты купонного (процентного) дохода: ***Порядок выплаты дохода по пятому купону аналогичен порядку выплаты дохода по первому купону.***			

6. Купон: Шестой

910-й (Девятьсот десятый) день с даты начала размещения Облигаций.	***1092-й (Одна тысяча девяносто второй) день с даты начала размещения Облигаций.***	***1092-й (Одна тысяча девяносто второй) день с даты начала размещения Облигаций.*** ***Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.***	***Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.***

Порядок выплаты купонного (процентного) дохода: ***Порядок выплаты дохода по шестому купону аналогичен порядку выплаты дохода по первому купону.***

7. Купон: Седьмой

1092-й (Одна тысяча девяносто второй) день с даты начала размещения Облигаций.	***1274-й (Одна тысяча двести семьдесят четвертый) день с даты начала размещения Облигаций.***	***1274-й (Одна тысяча двести семьдесят четвертый) день с даты начала размещения Облигаций.*** ***Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.***	***Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям .***
Порядок выплаты купонного (процентного) дохода: ***Порядок выплаты дохода по седьмому купону аналогичен порядку выплаты дохода по первому купону.*** ***Доход по седьмому купону выплачивается одновременно с погашением 15 (пятнадцати) процентов номинальной стоимости Облигаций выпуска.***			

8. Купон: Восьмой

1274-й (Одна тысяча двести семьдесят четвертый) день с даты начала размещения Облигаций.	***1456-й (Одна тысяча четыреста пятьдесят шестой) день с даты начала размещения Облигаций.***	***1456-й (Одна тысяча четыреста пятьдесят шестой) день с даты начала размещения Облигаций.*** ***Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.***	***Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.***
Порядок выплаты купонного (процентного) дохода: ***Порядок выплаты дохода по восьмому купону аналогичен порядку выплаты дохода по первому купону.*** ***Доход по восьмому купону выплачивается одновременно с погашением 15 (Пятнадцати) процентов номинальной стоимости Облигаций выпуска.***			

9. Купон: Девятый

1456-й (Одна тысяча четыреста пятьдесят шестой) день с даты начала размещения	***1638-й (Одна тысяча шестьсот тридцать восьмой) день с даты начала размещения***	***1638-й (Одна тысяча шестьсот тридцать восьмой) день с даты начала размещения***	***Выплата дохода по Облигациям производится в пользу владельцев Облигаций,***

Облигаций.	*Облигаций.*	*Облигаций.* *Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.*	*являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.*
Порядок выплаты купонного (процентного) дохода: *Порядок выплаты дохода по девятому купону аналогичен порядку выплаты дохода по первому купону.* *Доход по девятому купону выплачивается одновременно с погашением 15 (пятнадцати) процентов номинальной стоимости Облигаций выпуска.*			

10. Купон: Десятый

1638-й (Одна тысяча шестьсот тридцать восьмой) день с даты начала размещения Облигаций.	*1820-й (Одна тысяча восемьсот двадцатый) день с даты начала размещения Облигаций.*	*1820-й (Одна тысяча восемьсот двадцатый) день с даты начала размещения Облигаций.* *Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.*	*Выплата дохода по Облигациям производится в пользу владельцев Облигаций , являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.*
Порядок выплаты купонного (процентного) дохода: *Порядок выплаты дохода по десятому купону аналогичен порядку выплаты дохода по первому купону.* *Доход по десятому купону выплачивается одновременно с погашением 15 (пятнадцати) процентов номинальной стоимости Облигаций выпуска.*			

11. Купон: Одиннадцатый

1820-й (Одна тысяча восемьсот двадцатый) день с даты начала размещения Облигаций.	*2002-й (Две тысячи второй) день с даты начала размещения Облигаций.*	*2002-й (Две тысячи второй) день с даты начала размещения Облигаций.* *Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или*	*Выплата дохода по Облигациям производится в пользу владельцев Облигаций , являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.*

		выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.	
Порядок выплаты купонного (процентного) дохода: ***Порядок выплаты дохода по одиннадцатому купону аналогичен порядку выплаты дохода по первому купону.*** ***Доход по одиннадцатому купону выплачивается одновременно с погашением 20 (двадцати) процентов номинальной стоимости Облигаций выпуска.***			

12. Купон: Двенадцатый

2002-й (Две тысячи второй) день с даты начала размещения Облигаций.	***2184-й (Две тысячи сто восемьдесят четвертый) день с даты начала размещения Облигаций.***	***2184-й (Две тысячи сто восемьдесят четвертый) день с даты начала размещения Облигаций.*** ***Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.***	***Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.***
Порядок выплаты купонного (процентного) дохода: ***Порядок выплаты дохода по двенадцатому купону аналогичен порядку выплаты дохода по первому купону.*** ***Доход по одиннадцатому купону выплачивается одновременно с погашением 20 (двадцати) процентов номинальной стоимости Облигаций выпуска.***			

9.5. Возможность и условия досрочного погашения облигаций

Возможность досрочного погашения Облигаций Эмитентом не предусматривается.

9.6. Сведения о платежных агентах по облигациям

Погашение и выплата доходов по облигациям осуществляются Эмитентом с привлечением платежного агента.

Полное фирменное наименование: ***Межрегиональный коммерческий банк развития связи и информатики (открытое акционерное общество)***

Сокращенное фирменное наименование: ***ОАО АКБ «Связь-Банк»***

Место нахождения: ***Россия, 125375, г. Москва, ул. Тверская, 7***

Номер Генеральной лицензии на осуществление банковской деятельности кредитной организации ***1470***

Дата выдачи: ***15.11.2002***

Срок действия до: ***бессрочная лицензия***

Лицензирующий орган: ***Центральный Банк Российской Федерации***

Номер лицензии: ***Лицензия профессионального участника рынка ценных бумаг № 077-08209-100000 на осуществление брокерской деятельности***

Дата выдачи: ***28 декабря 2004 г.***

Срок действия до: *28 декабря 2007 г.*
Лицензирующий орган: ***ФСФР России***

Функции платежного агента:

- ***От имени, за счет и по поручению Эмитента осуществлять выплату денежных средств лицам, уполномоченным на получение сумм погашения и купонного дохода по Облигациям - владельцам Облигаций и/или Держателям Облигаций - в размере, в сроки и в порядке, установленными Решением о выпуске ценных бумаг и Проспектом ценных бумаг. Любые выплаты денежных средств по Облигациям осуществляются Платежным агентом только при условии перечисления Эмитентом на лицевой счет Эмитента, открытый у Платежного агента, денежных средств в размере, достаточном для осуществления таких выплат.***
- ***Рассчитывать суммы денежных средств, подлежащих выплате каждому из лиц, уполномоченных на получение сумм погашения и купонного дохода по Облигациям в порядке, установленном Решением о выпуске ценных бумаг и Проспектом ценных бумаг.***
- ***Предоставлять Эмитенту письменные отчеты о проведенных выплатах по Облигациям в порядке и в сроки, установленные договором, заключенным между Эмитентом и Платежным агентом.***
- ***Предоставлять владельцам и/или Держателям Облигаций информацию о размере, сроках и условиях выплаты купонного дохода по Облигациям, а также о сроках и условиях погашения номинальной стоимости Облигаций.***
- ***Соблюдать конфиденциальность информации, полученной Платежным агентом в связи с исполнением своих обязанностей, если эта информация не является общедоступной или не подлежит раскрытию в соответствии с нормативными актами Российской Федерации.***

Эмитент может назначать иных платежных агентов и отменять такие назначения. Официальное сообщение Эмитента о назначении дополнительных платёжных агентов и отмене таких назначений публикуется Эмитентом в ленте новостей и на сайте Эмитента в сети Интернет по адресу: http://www.dsv.ru в течении 5 (Пяти) дней с даты совершения таких назначений либо их отмены.

9.7. Сведения о действиях владельцев облигаций и порядке раскрытия информации в случае дефолта по облигациям

Неисполнение обязательств Эмитента по Облигациям является существенным нарушением условий заключенного договора займа (дефолт) в случае:

- ***просрочки исполнения обязательства по выплате очередного процента (купона) по Облигациям на срок более 7 (семи) дней или отказа от исполнения указанного обязательства;***
- ***просрочки исполнения обязательства по выплате суммы основного долга по Облигациям на срок более 30 (тридцати) дней или отказа от исполнения указанного обязательства.***

Исполнение соответствующих обязательств с просрочкой, однако в течение вышеуказанных сроков, составляет технический дефолт.

Санкции, налагаемые на эмитента в случае неисполнения, ненадлежащего исполнения эмитентом обязательств по облигациям:

В случае неисполнения или ненадлежащего исполнения Эмитентом обязательств по Облигациям штрафные санкции, применимые к Эмитенту, определяются действующим законодательством.

Порядок обращения с требованием к эмитенту, лицам, несущим солидарную или субсидиарную ответственность по обязательствам эмитента, в случае неисполнения или ненадлежащего исполнения эмитентом обязательств по облигациям:

В случае неисполнения или частичного исполнения Эмитентом своих обязательств по выплате (погашению) частей номинальной стоимости Облигаций и/или выплате купонного дохода по Облигациям владельцы Облигаций имеют право требовать от Поручителя выплаты соответствующей части номинальной стоимости Облигаций и/или суммы купонного дохода.

Для осуществления своих прав на обеспечение Облигаций владелец или Держатель Облигаций по поручению владельца Облигаций, как это установлено в договоре между владельцем и Держателем Облигаций, предпринимает следующие действия:

1) Подает в Депозитарий поручение на перевод Облигаций, соответствующая часть номинальной стоимости которых подлежит погашению (выплате), и/или для выплаты купонного дохода, в раздел своего счета депо, предназначенный для блокирования Облигаций для выплаты (погашения) соответствующей

части номинальной стоимости Облигаций и/или для выплаты купонного дохода, и представляет Поручителю письменное требование о погашении и/или выплате купонного дохода по Облигациям, с указанием следующей информации:

- полное наименование лица, уполномоченного получать суммы погашения и/или купонного дохода по Облигациям.

В случае если Облигации переданы владельцем Держателю Облигаций и Держатель Облигаций уполномочен на получение сумм выплаты (погашения) соответствующей части номинальной стоимости и/или купонного дохода по Облигациям, указывается полное наименование Держателя Облигаций.

В случае если Облигации не были переданы Держателю Облигаций и/или Держатель Облигаций не уполномочен владельцем на получение сумм выплат (погашения) соответствующей части номинальной стоимости и/или купонного дохода по Облигациям, указывается полное наименование владельца Облигаций (Ф.И.О. владельца - для физического лица);

- количество и реквизиты (вид, серия, дата и номер государственной регистрации) Облигаций, учитываемых на счете депо лица, уполномоченного получать суммы выплаты (погашения) соответствующей части номинальной стоимости Облигаций и/или купонного дохода по Облигациям;

- место нахождения и почтовый адрес лица, уполномоченного получать суммы выплаты (погашения) соответствующей части номинальной стоимости Облигаций и/или купонного дохода по Облигациям;

- наименование и реквизиты банковского счёта лица, уполномоченного получать суммы выплаты (погашения) соответствующей части номинальной стоимости Облигаций и/или купонного дохода по Облигациям (номер счета; наименование банка, в котором открыт счет; корреспондентский счет банка, в котором открыт счет; банковский идентификационный код банка, в котором открыт счет);

- идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы выплаты (погашения) соответствующей части номинальной стоимости Облигаций и/или купонного дохода по Облигациям;

- налоговый статус лица, уполномоченного получать суммы выплаты (погашения) соответствующей части номинальной стоимости Облигаций и/или купонного дохода по Облигациям (резидент, нерезидент с постоянным представительством в Российской Федерации, нерезидент без постоянного представительства в Российской Федерации и т.д.);

- суть неисполненных обязательств Эмитента:

"Эмитент не выплатил владельцу Облигаций или выплатил не в полном объеме в сроки, установленные Решением о выпуске ценных бумаг, Проспектом ценных бумаг, основную сумму долга при погашении первой, второй, третьей, четвертой, пятой или шестой частей номинальной стоимости Облигаций";

"Эмитент не выплатил владельцу Облигаций или выплатил не в полном объеме в сроки, установленные Решением о выпуске ценных бумаг, Проспектом ценных бумаг, купонный доход в виде процентов от соответствующей части номинальной стоимости Облигаций".

Требование об исполнении обязательств должно быть предъявлено Поручителю не позднее 90 (Девяноста) дней со дня наступления соответствующего срока исполнения обязательств Эмитента в отношении владельца Облигаций, направляющего данное требование об исполнении обязательств.

К Требованию об Исполнении Обязательств должна быть приложена подтверждающая права владельца Облигаций на его Облигации выписка со счета ДЕПО в НДЦ, или депозитариях, являющихся депонентами по отношению к НДЦ, на Дату составления НДЦ списка владельцев облигаций для выплаты купонного дохода/погашения облигаций, определяемую в соответствии с условиями Эмиссионных документов.

Требование, предъявляемое владельцем, являющимся юридическим лицом, или по поручению владельца Держателем Облигаций, должно быть подписано руководителем и главным бухгалтером и заверено печатью лица, уполномоченного получать суммы выплаты (погашения) соответствующей части номинальной стоимости Облигаций и/или купонного дохода по Облигациям. Если лицо, предъявляющее требование, является физическим лицом, то такое требование подписывается данным лицом, при этом его подпись подлежит нотариальному удостоверению.

Требование предъявляется Поручителю по месту его нахождения или направляется по почтовому адресу Поручителя заказным письмом, курьерской почтой или экспресс почтой.

2) Поручитель рассматривает Требование об Исполнении Обязательств в течение 14 (Четырнадцати) дней со дня окончания срока в 90 (Девяносто) дней, установленного пунктом 3.3.4. Оферты. При этом Поручитель вправе выдвигать против Требования об Исполнении Обязательств любые возражения, которые мог бы представить Эмитент, и не теряет право на эти возражения даже в том случае, если Эмитент от них отказался или признал свой долг.

Не рассматриваются Требования об Исполнении Обязательств, предъявленные к Поручителю позднее 90 (Девяносто) дней со дня наступления соответствующего Срока Исполнения Обязательств Эмитента, в отношении владельцев Облигаций, направивших данное Требование об Исполнении Обязательств.

3). В случае принятия решения об удовлетворении Поручителем Требования об Исполнении

Обязательств, Поручитель уведомляет об этом владельца Облигаций и в течение 30 (Тридцать) дней со дня истечения срока рассмотрения Требования об Исполнении Обязательств производит платеж в соответствии с условиями Оферты на банковский счет владельца Облигаций, реквизиты которого указаны в Требовании об Исполнении Обязательств.

Приобретение Облигаций означает заключение приобретателем Облигаций договора, в соответствии с которым предоставляется обеспечение выпуска Облигаций на условиях, указанных в п. 12. Решения о выпуске ценных бумаг. С момента возникновения у первого владельца прав на Облигации договор, в соответствии с которым предоставляется обеспечение выпуска Облигаций на условиях, указанных в п. 12.2. Решения о выпуске ценных бумаг, считается заключенным. При этом письменная форма договора считается соблюденной. С переходом прав на Облигации к приобретателю переходят права, вытекающие из такого обеспечения, в том же объеме и на тех же условиях, которые существуют на момент перехода прав на Облигации.

Обеспечение вступает в силу с момента возникновения у первых владельцев Облигаций прав на эти Облигации и действует до полного исполнения Эмитентом и/или Поручителем обязательств по выплате (погашению) всех частей номинальной стоимости и выплате купонного дохода по Облигациям.

К Поручителю, исполнившему обязательства за Эмитента по выплате (погашению) соответствующей части номинальной стоимости и/или выплате купонного дохода по Облигациям в порядке и на условиях, предусмотренных п.9.7 Решения о выпуске ценных бумаг , переходят права кредитора по этим обязательствам в том объеме, в котором Поручитель удовлетворил требования владельцев и Держателей Облигаций, уполномоченных на получение суммы погашения соответствующей части номинальной стоимости и/или купонного дохода по Облигациям. При этом документами, подтверждающими права кредитора, являются реестр предъявленных Поручителю требований и документы, подтверждающие перевод средств Поручителем в оплату соответствующей части номинальной стоимости Облигаций и/или купонного дохода по Облигациям.

Порядок обращения с иском в суд или арбитражный суд (подведомственность и срок исковой давности:

В случае неисполнения Эмитентом обязательств по Облигациям или просрочки исполнения соответствующих обязательств (дефолта) владельцы Облигаций могут обращаться в суд (арбитражный суд или суд общей юрисдикции) с иском к Эмитенту с требованием погасить соответствующую часть номинальной стоимости Облигации и/или выплатить предусмотренный ими доход, а также уплатить проценты за несвоевременное погашение Облигаций в соответствии со статьями 395 и 811 Гражданского кодекса Российской Федерации.

Общий срок исковой давности согласно статье 196 Гражданского кодекса Российской Федерации устанавливается в три года. В соответствии со статьей 200 Гражданского кодекса Российской Федерации течение срока исковой давности начинается со дня, когда лицо узнало или должно было узнать о нарушении своего права.

Подведомственность гражданских дел судам установлена статьей 22 Гражданского процессуального кодекса Российской Федерации. В соответствии с указанной статьей суды общей юрисдикции рассматривают и разрешают исковые дела с участием граждан, организаций, органов государственной власти, органов местного самоуправления о защите нарушенных или оспариваемых прав, свобод и законных интересов, по спорам, возникающим из гражданских, семейных, трудовых, жилищных, земельных, экологических и иных правоотношений.

Подведомственность дел арбитражному суду установлена статьей 27 Арбитражного процессуального кодекса Российской Федерации. В соответствии с указанной статьей арбитражному суду подведомственны дела по экономическим спорам и другие дела, связанные с осуществлением предпринимательской и иной экономической деятельности. Арбитражные суды разрешают экономические споры и рассматривают иные дела с участием организаций, являющихся юридическими лицами, граждан, осуществляющих предпринимательскую деятельность без образования юридического лица и имеющих статус индивидуального предпринимателя, приобретенный в установленном законом порядке, а в случаях, предусмотренных кодексом и иными федеральными законами, с участием Российской Федерации, субъектов Российской Федерации, муниципальных образований, государственных органов, органов местного самоуправления, иных органов, должностных лиц, образований, не имеющих статуса юридического лица, и граждан, не имеющих статуса индивидуального предпринимателя.

Порядок раскрытия информации о неисполнении или ненадлежащем исполнении обязательств по погашению и/или выплате доходов по облигациям:

Сообщение о дефолте по Облигациям Эмитент публикует в срок не позднее 5 (Пяти) дней с момента наступления дефолта в ленте новостей и на странице в сети «Интернет» по адресу: http://www.dsv.ru, которое включает в себя следующую информацию:

- *объем неисполненных обязательств;*
- *причину неисполнения обязательств;*
- *перечисление возможных действий владельцев Облигаций по удовлетворению своих требований.*

Сообщение об исполнении или просрочке исполнения Эмитентом обязательств по выплате (погашению) соответствующей части номинальной стоимости Облигации публикуется в форме сообщения о существенном факте «Сведения о сроках исполнения обязательств эмитента перед владельцами ценных бумаг» в следующем порядке и сроки с даты, в которую соответствующее обязательство должно быть исполнено:

- *в ленте новостей - не позднее 1 (одного) дня;*
- *на странице в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3 (трех) дней;*
- *в газете «Золотой рог» - не позднее 5 (пяти) дней.*

Сообщение также публикуется в «Приложении к Вестнику ФСФР России».

Сообщение об исполнении или просрочке исполнения Эмитентом обязательств по выплате купонного дохода по Облигациям публикуется в форме сообщения о существенных фактах «Сведения о начисленных и (или) выплаченных доходах по ценным бумагам эмитента» и «Сведения о сроках исполнения обязательств эмитента перед владельцами ценных бумаг» в следующие сроки с даты, в которую соответствующее обязательство должно быть исполнено:

- *в ленте новостей - не позднее 1 (одного) дня;*
- *на странице в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3 (трех) дней;*
- *в газете «Золотой рог» - не позднее 5 (пяти) дней.*

Сообщение также публикуется в «Приложении к Вестнику ФСФР России».

10. Сведения о приобретении облигаций

Условия и порядок приобретения облигаций:

Предусмотрена возможность приобретения Облигаций Эмитентом по требованию их владельца (владельцев), а также по соглашению с их владельцем (владельцами) с возможностью их дальнейшего обращения до истечения срока погашения.

I. Возможность, порядок и условия приобретения эмитентом облигаций выпуска по требованиям их владельцев:

В случае если после объявления процентных ставок купонов (в соответствии с подпунктами - п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2 (I) А Проспекта ценных бумаг), у Облигации останутся неопределенными процентные ставки хотя бы одного из последующих купонов, тогда одновременно с сообщением о ставках i-го и других определяемых купонов по Облигациям Эмитент обязан обеспечить право владельцев Облигаций требовать от Эмитента приобретения Облигаций в течение как минимум последних 5 (Пяти) дней k-го купонного периода (при этом k - номер последнего из определяемых купонов) (в случае если Эмитентом определяется ставка только одного i-го купона, то i=k).

Эмитент осуществляет приобретение Облигации по требованию их владельцев в течение срока, определяемого согласно соответствующему решению Совета директоров Эмитента.

Указанная информация, включая порядковые номера купонов, процентная ставка по которым определена в Дату установления i-го купона, срок приобретения Облигаций, а также порядковый номер купонного периода (k), в котором будет происходить приобретение Облигаций, доводится до потенциальных приобретателей Облигаций путем опубликования сообщения в следующем порядке и сроки с даты составления Эмитентом протокола собрания (заседания) Совета директоров Эмитента, на котором было принято решение о приобретении Облигаций по требованию их владельцев:

- *в ленте новостей – не позднее 1(Одного) дня;*
- *на странице в сети Интернет по адресу: http://www.dsv.ru не позднее 3 (трех) дней*

Сообщение будет содержать следующую информацию:

- размер купона по Облигациям за соответствующий купонный период;
- цена, по которой Эмитент обязуется приобретать Облигации по требованию владельцев Облигаций;
- порядок осуществления приобретения Облигаций;
- количество приобретаемых Облигаций (равное 100% размещенных Облигаций);
- форма и срок оплаты приобретаемых Облигаций;
- срок приобретения Облигаций;
- иные условия приобретения Облигаций Эмитентом, информация о которых должна быть раскрыта в соответствии с нормативно-правовыми актами, регулирующими порядок раскрытия информации эмитентами эмиссионных ценных бумаг.

Эмитент обеспечивает право владельцев Облигаций требовать от Эмитента приобретения Облигаций в течение срока, установленного соответствующим решением Совета директоров Эмитента, который составит как минимум 5 (Пять) последних дней купонного периода, предшествующего купонному периоду, ставка по которому не была определена после государственной регистрации Отчета об итогах выпуска ценных бумаг) (далее – Период предъявления Облигаций к приобретению Эмитентом).

Срок приобретения облигаций или порядок его определения:

Дата Приобретения Облигаций по требованиям их владельцев, заявленным в Период предъявления Облигаций к приобретению Эмитентом, определяется как 3 (Третий) рабочий день купонного периода, по которому процентная ставка устанавливается Эмитентом после государственной регистрации отчета об итогах выпуска Облигаций

Порядок и условия приобретения Эмитентом Облигаций по требованию владельцев Облигаций:

1) Владелец Облигаций, являющийся Участником торгов Биржи действует самостоятельно. В случае, если владелец Облигаций не является Участником торгов Биржи, он заключает соответствующий договор с любым брокером, являющимся Участником торгов Биржи, и дает ему поручение осуществить все необходимые действия для продажи Облигаций Эмитенту. Участник торгов Биржи, действующий за счет и по поручению владельцев Облигаций, а также действующий от своего имени и за свой счет, далее именуется "Держатель".

2) В течение Периода предъявления Облигаций к приобретению Эмитентом Держатель Облигаций должен направить Агенту Эмитента, которым является «Акционерный Коммерческий банк развития связи и информатики» (открытое акционерное общество) (далее – "Агент"), заказным письмом письменное уведомление о намерении продать определенное количество Облигаций (далее - "Уведомление").

Уведомление должно выражать намерение продать Эмитенту Облигации Эмитента , а также содержать следующие сведения:

- полное наименование Держателя Облигаций;

- полное наименование владельца Облигаций (в случае, если Держатель Облигаций - Участник торгов Биржи - действует за счет и по поручению владельцев Облигаций);

- государственный регистрационный номер и дату государственной регистрации Облигаций;

- количество предлагаемых к продаже Облигаций (цифрами и прописью).

Уведомление должно быть подписано уполномоченным лицом Держателя Облигаций и скреплено печатью Держателя.

Уведомление считается полученным в дату вручения адресату или отказа адресата от его получения, подтвержденного соответствующим документом.

3) после направления Уведомления Держатель Облигаций подает в Дату Приобретения Облигаций адресную заявку на продажу Облигаций в Систему торгов Биржи в соответствии с Правилами Биржи, адресованную Агенту Эмитента, являющемуся Участником торгов Биржи, с указанием Цены Приобретения Облигаций, и кодом расчетов Т0. Данная заявка должна быть выставлена Держателем в систему торгов с 13 часов 00 минут до 15 часов 00 минут по московскому времени в Дату Приобретения Облигаций Эмитентом. Количество Облигаций, указанное в данной заявке, не должно превышать количества Облигаций, ранее указанного в Уведомлении, направленном Держателем Облигаций Агенту Эмитента.

4) Сделки по Приобретению Эмитентом Облигаций у Держателей Облигаций совершаются через Агента Эмитента в Системе торгов Биржи в соответствии с Правилами Биржи.

Эмитент обязуется в срок не позднее 17 часов 00 минут по московскому времени в Дату Приобретения Облигаций Эмитентом заключить сделки со всеми Держателями Облигаций, от которых были получены Уведомления, путем подачи через своего Агента встречных адресных заявок к заявкам, поданным в соответствии с Решением о выпуске ценных бумаг и Проспектом ценных бумаг и находящимся в Системе торгов к моменту заключения сделки.

Сделки по приобретению Облигаций Эмитентом заключаются в Системе торгов Биржи в соответствии с Правилами Биржи.

В случае, если приобретение Облигаций Эмитентом через Биржу в порядке, предусмотренном Решением о выпуске ценных бумаг и Проспектом ценных бумаг, не будет представляться возможным или будет не соответствовать требованиям законодательства РФ, Эмитент принимает решение об организаторе торговли на рынке ценных бумаг, через которого Эмитент будет заключать сделки по приобретению Облигаций.

В таком случае приобретение Облигаций Эмитентом будет осуществляться в соответствии с нормативными документами, регулирующими деятельность такого организатора торговли на рынке ценных

бумаг, а Эмитент одновременно с сообщением об определении ставки по купону должен опубликовать информацию об организаторе торговли на рынке ценных бумаг, через которого Эмитент будет заключать сделки по приобретению Облигаций.

Указанная информация будет включать в себя:

- полное и сокращенное наименование организатора торговли на рынке ценных бумаг,

- его место нахождения,

- сведения о лицензии: номер, дата выдачи, срок действия, орган, выдавший лицензию;

- порядок проведения приобретения в соответствии с правилами организатора торговли.

Эмитент обязан приобрести все Облигации, Уведомления о намерении продать которые и адресные заявки на продажу которых поступили от владельцев в установленный срок.

Цена приобретения (порядок определения цены приобретения в виде формулы с переменными, значения которых не могут изменяться в зависимости от усмотрения эмитента) облигаций:

Эмитент обязуется покупать Облигации по цене равной 100% (Сто процентов) от непогашенной части номинальной стоимости. Данная цена указывается без учета накопленного купонного дохода по Облигациям на Дату приобретения Облигаций, который уплачивается Эмитентом владельцу приобретаемых им Облигаций сверх цены покупки при совершении сделки.

Порядок раскрытия эмитентом информации о приобретении облигаций:

Сообщение о принятом Советом директоров Эмитента решении о приобретении Облигаций, включая информацию о порядковых номерах купонов, процентная ставка по которым устанавливается равной процентной ставке по первому купону, а также порядковый номер купонного периода (j), в котором владельцы Облигаций могут требовать приобретения Облигаций Эмитента, должно быть опубликовано Эмитентом в следующие сроки с даты составления Эмитентом протокола собрания (заседания) Совета директоров Эмитента, на котором было принято решение о приобретении Облигаций по требованию их владельцев:

- в ленте новостей - не позднее 1 (Одного) дня;

- на странице в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3 (Трех) дней.

Сообщение будет содержать следующую информацию:

- цена, по которой Эмитент обязуется приобретать Облигации по требованию владельцев Облигаций;

- порядок осуществления приобретения Облигаций;

- количество приобретаемых Облигаций (равное 100% размещенных Облигаций);

- форма и срок оплаты приобретаемых Облигаций;

- срок приобретения Облигаций;

- иные условия приобретения Облигаций Эмитентом, информация о которых должна быть раскрыта в соответствии с нормативно-правовыми актами, регулирующими порядок раскрытия информации эмитентами эмиссионных ценных бумаг.

Сообщение о принятом Советом директоров Эмитента решении о приобретении Облигаций, включая информацию о порядковых номерах купонов, процентная ставка по которым определена в Дату установления i-го купона, а также порядковый номер купонного периода (k), в котором будет происходить приобретение Облигаций, должно быть опубликовано Эмитентом в следующие сроки с даты составления Эмитентом протокола собрания (заседания) Совета директоров Эмитента, на котором было принято решение о приобретении Облигаций по требованию их владельцев:

- в ленте новостей - не позднее 1 (Одного) дня;

- на странице в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3 (Трех) дней.

Сообщение будет содержать следующую информацию:

- размер купона по Облигациям за соответствующий купонный период;

- цена, по которой Эмитент обязуется приобретать Облигации по требованию владельцев Облигаций;

- порядок осуществления приобретения Облигаций;

- количество приобретаемых Облигаций (равное 100% размещенных Облигаций);

- форма и срок оплаты приобретаемых Облигаций;

- срок приобретения Облигаций;

- иные условия приобретения Облигаций Эмитентом, информация о которых должна быть раскрыта в соответствии с нормативно-правовыми актами, регулирующими порядок раскрытия информации эмитентами эмиссионных ценных бумаг.

В случае приобретения Эмитентом Облигаций выпуска они поступают на счет депо Эмитента в Депозитарии, осуществляющем учет прав на Облигации.

В последующем приобретенные Эмитентом Облигации могут быть вновь выпущены в обращение на вторичный рынок до истечения их срока погашения (погашения последней части номинальной стоимости Облигаций) (при условии соблюдения Эмитентом требований законодательства Российской Федерации).

Сообщение об исполнении Эмитентом обязательств по приобретению Облигаций Эмитента публикуется в форме сообщения о существенном факте «Сведения о сроках исполнения обязательств перед владельцами ценных бумаг эмитента» в следующие сроки с даты, в которую соответствующее обязательство должно быть исполнено:

- *в ленте новостей - не позднее 1 (одного) дня;*
- *на странице в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3(трех) дней;*
- *в газете «Золотой рог» - не позднее 5 (пяти) дней.*

Данное сообщение также публикуется в «Приложении к Вестнику ФСФР России».

II. Возможность приобретения эмитентом облигаций выпуска по соглашению с их владельцами:

Совет директоров Эмитента в соответствии с его Уставом может принимать отдельные решения о приобретении Облигаций. Такое решение принимается Советом директоров Эмитента с утверждением цены, срока и порядка приобретения Облигаций, включая порядок оплаты приобретаемых Облигаций.

Срок приобретения облигаций или порядок его определения:

Эмитент осуществляет приобретение Облигации по соглашению с их владельцами в течение срока, определяемого согласно соответствующему решению уполномоченного органа Эмитента.

Срок приобретения Облигаций не может наступать ранее даты регистрации Отчета об итогах выпуска ценных бумаг.

Порядок раскрытия эмитентом информации о приобретении облигаций:

Сообщение владельцам Облигаций о принятом Советом директоров Эмитента решении о приобретении Облигаций по соглашению с их владельцами публикуется в течение 5 (Пяти) дней с даты принятия Эмитентом соответствующего решения, но не позднее, чем за 7 (Семь) дней до начала срока принятия предложения приобретении Облигаций, в следующем порядке:

- *в ленте новостей - не позднее 1 (одного) дня;*
- *на странице в сети «Интернет» по адресу http://www.dsv.ru - не позднее 3 (трех) дней;*
- *в газете «Золотой рог» - не позднее 5 (пяти) дней.*

Сообщение владельцам Облигаций о принятом Советом директоров Эмитента решении о приобретении Облигаций должно содержать следующую информацию:

- дату принятия решения о приобретении Облигаций;

- идентификационные признаки Облигаций, государственный регистрационный номер и дату государственной регистрации выпуска Облигаций;

- дату начала приобретения Эмитентом Облигаций;

- дату окончания приобретения Облигаций;

- цену приобретения Облигаций или порядок ее определения;

- количество приобретаемых Облигаций;

- порядок приобретения Облигаций, в том числе срок подачи заявок на приобретение,

- форму и срок оплаты;

В случае приобретения Эмитентом Облигаций они поступают на счет депо Эмитента в Депозитарии, осуществляющем учет прав на Облигации.

В последующем приобретенные Эмитентом Облигации могут быть вновь выпущены в обращение на вторичный рынок до истечения их срока погашения (при условии соблюдения Эмитентом требований законодательства Российской Федерации).

В случае принятия владельцами Облигаций предложения об их приобретении Эмитентом в отношении большего количества Облигаций, чем указано в таком предложении, Эмитент приобретает Облигации у владельцев пропорционально заявленным требованиям при соблюдении условия о приобретении только целых Облигаций.

Иные условия приобретения Облигаций отсутствуют.

Сообщение об исполнении Эмитентом обязательств по приобретению Облигаций Эмитента публикуется в форме сообщения о существенном факте «Сведения о сроках исполнения обязательств перед владельцами ценных бумаг эмитента» в следующие сроки с даты, в которую соответствующее обязательство должно быть исполнено:

- *в ленте новостей - не позднее 1 (одного) дня;*
- *на странице в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3(трех) дней;*
- *в газете «Золотой рог» - не позднее 5 (пяти) дней.*

Данное сообщение также публикуется в «Приложении к Вестнику ФСФР России».

11. Порядок раскрытия эмитентом информации о выпуске (дополнительном выпуске) ценных бумаг в соответствии с законодательством Российской Федерации и Стандартами эмиссии ценных бумаг и регистрации проспектов ценных бумаг

Эмитент осуществляет раскрытие информации о выпуске Облигаций в соответствии с требованиями действующего законодательства, регулирующего вопросы раскрытия информации Эмитентами эмиссионных ценных бумаг.

В случае изменения законодательства Российской Федерации, регулирующего порядок и сроки раскрытия информации эмитентами эмиссионных ценных бумаг, Эмитент будет руководствоваться действующим на момент раскрытия информации законодательством.

Эмитент обязан раскрывать информацию в форме ежеквартального отчета и сообщений о существенных фактах (событиях, действиях), затрагивающих его финансово-хозяйственную деятельность.

а) Сообщение о принятии уполномоченным органом Эмитента решения о размещении Облигаций должно быть опубликовано Эмитентом в форме сообщения о существенном факте «Сведения о выпуске эмитентом ценных бумаг» в следующем порядке и сроки с даты составления соответствующего протокола:

- *в ленте новостей - не позднее 1 (Одного) дня;*
- *на странице в сети «Интернет» по адресу http://www.dsv.ru - не позднее 3 (Трех) дней;*
- *в газете «Золотой рог» - не позднее 5 (Пяти) дней.*

Данное сообщение также публикуется в "Приложении к Вестнику ФСФР России ".

б) Сообщение об утверждении уполномоченным органом Эмитента Решения о выпуске ценных бумаг должно быть опубликовано Эмитентом в форме сообщения о существенном факте «Сведения о принятии уполномоченным органом Эмитента решения о выпуске ценных бумаг» в следующем порядке и сроки с даты составления соответствующего протокола:

- *в ленте новостей - не позднее 1 (Одного) дня;*
- *на странице в сети «Интернет» по адресу http://www.dsv.ru - не позднее 3 (Трех) дней;*
- *в газете «Золотой рог» - не позднее 5 (Пяти) дней.*

Данное сообщение также публикуется в "Приложении к Вестнику ФСФР России".

в) Сообщение о государственной регистрации выпуска Облигаций и порядке доступа к информации, содержащейся в Проспекте ценных бумаг должно быть опубликовано Эмитентом в форме сообщения о существенном факте «Сведения о выпуске эмитентом ценных бумаг» в следующем порядке и сроки с даты получения Эмитентом письменного уведомления регистрирующего органа о государственной регистрации выпуска ценных бумаг:

- *в ленте новостей - не позднее 1 (Одного) дня;*
- *на сайте Эмитента в сети Интернет по адресу: http://www.dsv.ru - не позднее 3 (Трех) дней;*
- *в газете «Золотой рог» - не позднее 5 (Пяти) дней.*

Данное сообщение также публикуется в "Приложении к Вестнику ФСФР России ".

В срок не более 3 (Трех) дней с даты получения Эмитентом письменного уведомления регистрирующего органа о государственной регистрации выпуска ценных бумаг Эмитент публикует текст зарегистрированного Проспекта ценных бумаг на странице в сети «Интернет» по адресу http://www.dsv.ru.

Текст зарегистрированного Проспекта ценных бумаг будет доступен в сети «Интернет» с даты его опубликования до истечения не менее 6 месяцев с даты опубликования зарегистрированного Отчета об итогах выпуска ценных бумаг в сети «Интернет».

г) Эмитент обеспечивает доступ к информации, содержащейся в зарегистрированных Решении о выпуске ценных бумаг и Проспекте ценных бумаг путем предоставления всем заинтересованным лицам возможности ознакомиться с экземплярами зарегистрированных Решения о выпуске ценных бумаг и Проспекта ценных бумаг и получить копии указанных документов по следующим адресам:

ОАО «Дальсвязь»

Место нахождения: *690950, г.Владивосток, ГСП, ул.Светланская, 57*
Тел.: *(4232) 222-864*
Факс: *(4232) 222-864*

ОАО АКБ «Связь-Банк»
Место нахождения: *Россия, 125375, Москва, ул. Тверская, д.7*
Телефон: *(495) 771-32-60*
Факс: *(495) 975-24-66*

Эмитент обязан предоставить копии указанных документов владельцам Облигаций и иным заинтересованным лицам по их требованию за плату, не превышающую расходы на копирование указанных документов в срок не более 7 (Семи) дней с даты предъявления требования.

д) Эмитент публикует сообщение о дате начала размещения Облигаций в следующем порядке и сроки:
- ***в ленте новостей - не позднее, чем за 5 (Пять) дней до даты начала размещения Облигаций;***
- ***на странице в сети «Интернет» по адресу: http://www.dsv.ru - не позднее, чем за 4 (Четыре) дня до даты начала размещения Облигаций.***

е) В случае принятия Эмитентом решения об изменении даты начала размещения Облигаций, информация о которой была раскрыта в установленном выше порядке, Эмитент публикует сообщение об изменении даты начала размещения Облигаций в ленте новостей и на странице в сети "Интернет" по адресу: http://www.dsv.ru не позднее 1 (Одного) дня до наступления такой даты.

ж) Сообщение о принятии уполномоченным органом Эмитента решения об определении ставки по первому купону Облигаций публикуется Эмитентом в форме сообщения о существенных фактах «Сведения о начисленных и/или выплаченных доходах по ценным бумагам эмитента» и «Сведения о сроках исполнения обязательств перед владельцами ценных бумаг эмитента» в следующем порядке и сроки с даты определения соответствующей ставки:
- ***в ленте новостей - не позднее 1 (Одного) дня;***
- ***на странице в сети «Интернет» по адресу http://www.dsv.ru - не позднее 3 (Трех) дней;***
- ***в газете «Золотой рог» – не позднее 5 (Пяти) дней.***

Данное сообщение также публикуется в "Приложении к Вестнику ФСФР России ".

з) В случае принятия Эмитентом решения о внесении изменений и/или дополнений в Решение о выпуске ценных бумаг и/или Проспект ценных бумаг и/или в случае получения Эмитентом письменного требования (предписания, определения) государственного органа, уполномоченного в соответствии с законодательством Российской Федерации на принятие решения о приостановлении размещения ценных бумаг (далее - уполномоченный государственный орган), Эмитент обязан приостановить размещение Облигаций и опубликовать сообщение о приостановлении размещения Облигаций.
Сообщение о приостановлении размещения Облигаций должно быть опубликовано Эмитентом в следующие сроки с даты составления протокола собрания (заседания) уполномоченного органа Эмитента, на котором принято решение о внесении изменений и/или дополнений в Решение о выпуске ценных бумаг и/или Проспект ценных бумаг, либо даты получения Эмитентом письменного требования (предписания, определения) уполномоченного государственного органа о приостановлении размещения Облигаций:
- ***в ленте новостей - не позднее 1 (Одного) дня;***
- ***на странице в сети «Интернет» по адресу http://www.dsv.ru - не позднее 3 (Трех) дней;***
- ***в газете «Золотой рог»- не позднее 5 (Пяти) дней.***

Данное сообщение также публикуется в "Приложении к Вестнику ФСФР России ".

и) После регистрации изменений и/или дополнений в Решение о выпуске ценных бумаг и/или Проспект ценных бумаг, принятия решения об отказе в регистрации таких изменений и/или дополнений, или получения письменного уведомления (определения, решения) уполномоченного государственного органа о разрешении возобновления размещения Облигаций (прекращении действия оснований для приостановления размещения Облигаций) Эмитент обязан опубликовать сообщение о возобновлении размещения Облигаций.
Сообщение о возобновлении размещения Облигаций должно быть опубликовано Эмитентом в следующие сроки с даты получения письменного уведомления регистрирующего органа о регистрации изменений и/или дополнений в Решение о выпуске ценных бумаг и/или Проспект ценных бумаг или принятия решения об отказе в регистрации таких изменений и/или дополнений либо даты получения Эмитентом письменного уведомления (определения, решения) уполномоченного государственного органа о разрешении возобновления размещения Облигаций (прекращении действия оснований для приостановления размещения Облигаций):
- ***в ленте новостей - не позднее 1 (Одного) дня;***
- ***на странице в сети «Интернет» по адресу http://www.dsv.ru - не позднее 3 (Трех) дней;***
- ***в газете «Золотой рог» - не позднее 5 (Пяти) дней.***

Данное сообщение также публикуется в "Приложении к Вестнику ФСФР России ".

При этом публикация в сети "Интернет", а также в печатном средстве массовой информации осуществляется после публикации в ленте новостей.

Дополнительно Эмитент направляет соответствующее сообщение в регистрирующий орган.

Возобновление размещения Облигаций до опубликования сообщения о возобновлении размещения Облигаций в периодическом печатном издании не допускается.

к) Сообщение о завершении размещения Облигаций должно быть опубликовано в следующие сроки с последнего дня срока размещения, установленного Решением о выпуске ценных бумаг, а в случае, когда все Облигации размещены до истечения этого срока, - с даты размещения последней Облигации выпуска:

- *в ленте новостей - не позднее 1 (Одного) дня;*
- *на странице в сети «Интернет» по адресу http://www.dsv.ru - не позднее 3 (Трех) дней;*
- *в газете «Золотой рог» - не позднее 5 (Пяти) дней.*

Данное сообщение также публикуется в "Приложении к Вестнику ФСФР России ".

л) Сообщение о государственной регистрации Отчета об итогах выпуска ценных бумаг должно быть опубликовано Эмитентом в форме сообщения о существенном факте «Сведения о выпуске эмитентом ценных бумаг» в следующем порядке и сроки с даты получения Эмитентом письменного уведомления регистрирующего органа о государственной регистрации отчета об итогах выпуска ценных бумаг:

- *в ленте новостей - не позднее 1(Одного) дня;*
- *на странице в сети «Интернет» по адресу http://www.dsv.ru - не позднее 3 (Трех) дней;*
- *в газете «Золотой рог» - не позднее 5 (Пяти) дней.*

Данное сообщение также публикуется в "Приложении к Вестнику ФСФР России ".

В срок не более 3 (Трех) дней с даты получения Эмитентом письменного уведомления регистрирующего органа о государственной регистрации Отчета об итогах выпуска ценных бумаг Эмитент опубликует текст зарегистрированного Отчета об итогах выпуска ценных бумаг на странице в сети «Интернет» по адресу http://www.dsv.ru.

Текст зарегистрированного Отчета об итогах выпуска ценных бумаг должен быть доступен в сети «Интернет» в течение не менее 6 (Шести) месяцев с даты его опубликования в сети «Интернет».

Эмитент обеспечивает доступ к информации, содержащейся в зарегистрированном Отчете об итогах выпуска ценных бумаг путем предоставления всем заинтересованным лицам возможности ознакомиться с экземпляром зарегистрированного Отчета об итогах выпуска ценных бумаг и получить его копию по следующим адресам:

ОАО «Дальсвязь»
Место нахождения: ***690950, г. Владивоток, ГСП, ул.Светланская, 57***
Тел.: ***(4232) 222-864***
Факс: ***(4232) 222-864***

ОАО АКБ «Связь-Банк»
Место нахождения: ***Россия, 125375, Москва, ул. Тверская, д.7***
Телефон: ***(495) 771-32-60***
Факс: ***(495) 975-24-66***

Эмитент обязан предоставить копии указанных документов владельцам Облигаций и иным заинтересованным лицам по их требованию за плату, не превышающую расходы на копирование указанных документов в срок не более 7 (Семи) дней с даты предъявления требования.

м) В случае признания выпуска несостоявшимся или недействительным Эмитент публикует информацию об этом в форме сообщения о существенном факте «Сведения о выпуске эмитентом ценных бумаг» в следующем порядке и сроки с даты получения Эмитентом письменного уведомления (определения, решения) уполномоченного государственного органа о признании выпуска ценных бумаг несостоявшимся или недействительным:

- *в ленте новостей - не позднее 1 (Одного) дня;*
- *на странице в сети «Интернет» http://www.dsv.ru - не позднее 3 (Трех) дней;*
- *в газете «Золотой рог» - не позднее 5 (Пяти) дней.*

Данное сообщение также публикуется в «Приложении к Вестнику ФСФР России».

н) Сведения о величине процентной ставки по 2, 3, 4, 5, 6, 7, 8, 9, 10,11,12 купонам раскрываются Эмитентом в форме сообщения о существенных фактах «Сведения о начисленных и (или) выплаченных доходах по ценным бумагам эмитента» и «Сведения о сроках исполнения обязательств эмитента перед владельцами ценных бумаг» в следующем порядке и сроки с даты составления протокола собрания (заседания) уполномоченного органа Эмитента, на котором принято решение об определении размера соответствующего купона (размеров соответствующих купонов) по Облигациям:

- *в ленте новостей – не позднее 1 (Одного) дня,*
- *на странице в сети «Интернет» по адресу http://www.dsv.ru - не позднее 3 (Трех) дней;*
- *в газете «Золотой Рог» - не позднее 5 (Пяти) дней.*

Данное сообщение также публикуется в «Приложении к Вестнику ФСФР России».

При этом данное сообщение должно быть опубликовано не позднее чем за 5 (Пять) рабочих дней до даты окончания купонного периода, предшествующего первому из купонных периодов, по которому согласно вышеуказанному протоколу Эмитентом определяется размер процента (купона).

о) Сообщение о принятом Советом директоров Эмитента решении о приобретении Облигаций, включая информацию о порядковых номерах купонов, процентная ставка по которым устанавливается равной процентной ставке по первому купону, а также порядковый номер купонного периода (j), в котором владельцы Облигаций могут требовать приобретения Облигаций Эмитента, должно быть опубликовано Эмитентом в следующие сроки с даты составления Эмитентом протокола собрания (заседания) Совета директоров Эмитента, на котором было принято решение о приобретении Облигаций по требованию их владельцев:

- *в ленте новостей - не позднее 1 (Одного) дня;*
- *на странице в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3 (Трех) дней.*

Сообщение будет содержать следующую информацию:

- цена, по которой Эмитент обязуется приобретать Облигации по требованию владельцев Облигаций;

- порядок осуществления приобретения Облигаций;

- количество приобретаемых Облигаций (равное 100% размещенных Облигаций);

- форма и срок оплаты приобретаемых Облигаций;

- срок приобретения Облигаций;

- иные условия приобретения Облигаций Эмитентом, информация о которых должна быть раскрыта в соответствии с нормативно-правовыми актами, регулирующими порядок раскрытия информации эмитентами эмиссионных ценных бумаг.

п) Сообщение о принятом Советом директоров Эмитента решении о приобретении Облигаций, включая информацию о порядковых номерах купонов, процентная ставка по которым определена в Дату установления i-го купона, а также порядковый номер купонного периода (k), в котором будет происходить приобретение Облигаций, должно быть опубликовано Эмитентом в следующие сроки с даты составления Эмитентом протокола собрания (заседания) Совета директоров Эмитента, на котором было принято решение о приобретении Облигаций по требованию их владельцев:

- *в ленте новостей - не позднее 1 (Одного) дня;*
- *на странице в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3 (Трех) дней.*

Сообщение будет содержать следующую информацию:

- размер купона по Облигациям за соответствующий купонный период;

- цена, по которой Эмитент обязуется приобретать Облигации по требованию владельцев Облигаций;

- порядок осуществления приобретения Облигаций;

- количество приобретаемых Облигаций (равное 100% размещенных Облигаций);

- форма и срок оплаты приобретаемых Облигаций;

- срок приобретения Облигаций;

- иные условия приобретения Облигаций Эмитентом, информация о которых должна быть раскрыта в соответствии с нормативно-правовыми актами, регулирующими порядок раскрытия информации эмитентами эмиссионных ценных бумаг.

р) Сообщение об исполнении Эмитентом обязательств по приобретению Облигаций Эмитента публикуется в форме сообщения о существенном факте «Сведения о сроках исполнения обязательств перед владельцами ценных бумаг эмитента» в следующие сроки с даты, в которую соответствующее обязательство должно быть исполнено:

- *в ленте новостей - не позднее 1 (одного) дня;*
- *на странице в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3(трех) дней;*
- *в газете «Золотой рог» - не позднее 5 (пяти) дней.*

Данное сообщение также публикуется в «Приложении к Вестнику ФСФР России».

с) Сообщение о дефолте по Облигациям Эмитент публикует в срок не позднее 5 (Пяти) дней с момента наступления дефолта в ленте новостей и на странице в сети «Интернет» по адресу: http://www.dsv.ru информацию, которое включает в себя следующую информацию:

- *объем неисполненных обязательств;*

- *причину неисполнения обязательств;*
- *перечисление возможных действий владельцев Облигаций по удовлетворению своих требований.*

т) Сообщение об исполнении или просрочке исполнения Эмитентом обязательств по выплате (погашению) соответствующей части номинальной стоимости Облигации публикуется в форме сообщения о существенном факте «Сведения о сроках исполнения обязательств эмитента перед владельцами ценных бумаг» в следующем порядке и сроки с даты, в которую соответствующее обязательство должно быть исполнено:

- *в ленте новостей - не позднее 1 (одного) дня;*
- *на странице в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3 (трех) дней;*
- *в газете «Золотой рог» - не позднее 5 (пяти) дней.*

Сообщение также публикуется в «Приложении к Вестнику ФСФР России».

у) Сообщение об исполнении или просрочке исполнения Эмитентом обязательств по выплате купонного дохода по Облигациям публикуется в форме сообщения о существенных фактах «Сведения о начисленных и (или) выплаченных доходах по ценным бумагам эмитента» и «Сведения о сроках исполнения обязательств эмитента перед владельцами ценных бумаг» в следующие сроки с даты, в которую соответствующее обязательство должно быть исполнено:

- *в ленте новостей - не позднее 1 (одного) дня;*
- *на странице в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3 (трех) дней;*
- *в газете «Золотой рог» - не позднее 5 (пяти) дней.*

Сообщение также публикуется в «Приложении к Вестнику ФСФР России».

ф) Сообщение владельцам Облигаций о принятом Советом директоров Эмитента решении о приобретении Облигаций по соглашению с их владельцами публикуется в течение 5 (Пяти) дней с даты принятия Эмитентом соответствующего решения, но не позднее, чем за 7 (Семь) дней до начала срока принятия предложения приобретении Облигаций, в следующем порядке:

- *в ленте новостей - не позднее 1 (одного) дня;*
- *на странице в сети «Интернет» по адресу адресу http://www.dsv.ru - не позднее 3 (трех) дней;*
- *в газете «Золотой рог» - не позднее 5 (пяти) дней.*

Сообщение владельцам Облигаций о принятом Советом директоров Эмитента решении о приобретении Облигаций должно содержать следующую информацию:

- дату принятия решения о приобретении Облигаций;

- идентификационные признаки Облигаций, государственный регистрационный номер и дату государственной регистрации выпуска Облигаций;

- *дату начала приобретения Эмитентом Облигаций;*
- *дату окончания приобретения Облигаций;*

- цену приобретения Облигаций или порядок ее определения;

- количество приобретаемых Облигаций;

- порядок приобретения Облигаций, в том числе срок подачи заявок на приобретение,

- форму и срок оплаты

х) В случае возникновения иных существенных фактов, затрагивающих финансово-хозяйственную деятельность Эмитента, информация о таких фактах будет опубликована Эмитентом в соответствии с требованиями законодательства Российской Федерации, действующего на момент наступления соответствующего существенного факта.

ц) Официальное сообщение Эмитента о назначении дополнительных платёжных агентов и отмене таких назначений публикуется Эмитентом в ленте новостей и на сайте Эмитента в сети Интернет по адресу: http://www.dsv.ru в течение 5 (Пяти) дней с даты совершения таких назначений либо их отмены.

ч) В случае изменения сведений о лице, предоставившем обеспечение по Облигациям выпуска, а также в случае изменения условий обеспечения исполнения обязательств по Облигациям по причинам, не зависящим от Эмитента или владельцев Облигаций с обеспечением, в том числе в связи с реорганизацией, ликвидацией или банкротством лица, предоставившего обеспечение, Эмитент публикует информацию об этом в следующие сроки с даты возникновения события:

- *в ленте новостей - в течение 5 (пяти) дней;*
- *на странице в сети «Интернет» по адресу: http://www.dsv.ru - после публикации сообщения в ленте новостей.*

ш) В случае наличия сведений, которые могут оказать существенное влияние на стоимость ценных бумаг Эмитента (перечисленных в Разделе 8.6 «Положения о раскрытии информации эмитентами эмиссионных

ценных бумаг», утвержденного Приказом ФСФР России « 05-5/пз-н от 16.03.2005 г.), информация о них раскрывается Эмитентом в следующие сроки с момента наступления соответствующего события:

- *в ленте новостей – не позднее 1 дня;*
- *на странице Эмитента в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3 дней.*

Раскрываемая информация должна быть доступна в течение не менее 6 месяцев с даты ее опубликования в сети «Интернет».

До отправки сообщения в информационное агентство для постановки в ленту новостей такое сообщение направляется Организатору торговли на рынке ценных бумаг.

Любая информация, которая может оказать существенное влияние на стоимость публично размещаемых и/или находящихся в публичном обращении ценных бумаг Эмитента, должна быть опубликована Эмитентом в ленте новостей до ее раскрытия иными способами.

Копия сообщения, направляемого Эмитентом информационному агентству для опубликования в ленте новостей, в течение того же дня направляется в уполномоченный регистрирующий орган, к полномочиям которого отнесена регистрация выпуска ценных бумаг Эмитента по почте или иным способом, в соответствии с требованиями законодательства.

Сообщения о существенных фактах и сведениях, которые могут оказать существенное влияние на стоимость ценных бумаг Эмитента, должны направляться Эмитентом в регистрирующий орган в срок не более 5 дней с момента наступления указанного факта. Текст сообщения о существенном факте должен быть доступен на странице в сети «Интернет» в течение не менее 6 месяцев с даты его опубликования.

12. Сведения об обеспечении исполнения обязательств по облигациям выпуска

12.1. Сведения о лице, предоставляющем обеспечение исполнения обязательств по облигациям

полное фирменное наименование: *Закрытое акционерное общество «Итегратор.ру»*
сокращенное фирменное наименование: *ЗАО «Интегратор.ру»*
место нахождения поручителя: *Российская Федерация, 690950, г. Владивосток, ул.Светланская, д.57*
дата государственной регистрации поручителя: *04.09.2003г.*
Основной государственный регистрационный номер: *1037739850301*

Указывается на наличие (отсутствие) у лица, предоставляющего обеспечение по облигациям, или принятие на себя лицом, предоставляющим обеспечение по облигациям, обязанности по раскрытию информации о его финансово-хозяйственной деятельности, в том числе в форме ежеквартального отчета и сообщений о существенных фактах (событиях, действиях), затрагивающих финансово-хозяйственную деятельность. ***Обязанности по раскрытию нет***

12.2. Условия обеспечения исполнения обязательств по облигациям

Вид обеспечения (способ предоставляемого обеспечения): *Поручительство*

Размер обеспечения (руб.): *2 000 000 000 (Два миллиарда) рублей, а также совокупный купонный доход по 2000 000 (Двум миллионам) Облигаций.*

Условия обеспечения и порядок реализации прав владельцев облигаций по предоставленному обеспечению:

ОФЕРТА

о предоставлении обеспечения в форме поручительства для целей выпуска облигаций серии Д2

г. Владивосток *«02 » марта 2006г.*

1. Термины и определения.

1.1. "Оферта" - настоящая ОФЕРТА.

1.2. "Общество" –Закрытое акционерное общество "Интегратор.ру".

1.3. "Облигации серии Д2" - облигации неконвертируемые процентные документарные на предъявителя серии Д2 с обязательным централизованным хранением в общем количестве 2 000 000 (Два миллиона) штук номинальной стоимостью 1 000 (Одна тысяча) рублей каждая, выпускаемые Эмитентом в соответствии с Эмиссионными Документами.

1.4. "Эмиссионные Документы" - Решение о выпуске ценных бумаг, Проспект ценных бумаг и сертификат Облигаций серии Д2.

1.5. "Эмитент" - Открытое акционерное общество «Дальневосточная компания электросвязи».

1.6. "Федеральная Служба" - Федеральная Служба по финансовым рынкам (ФСФР России).

1.7. "Событие Неисполнения Обязательств" - событие, описанное в пункте 3.1. Оферты.

1.8. "Обязательства Эмитента" - обязательства Эмитента перед владельцами Облигаций серии Д2, определенные пунктом 3.1. Оферты.

1.9. "Предельная Сумма" – 2 000 000 000 (Два миллиарда) рублей, а также сумма, составляющая совокупный купонный доход по 2 000 000 (Двум миллионам) Облигаций серии Д2.

1.10. "Срок Исполнения Обязательств Эмитента" - любой из указанных в пункте 3.1. Оферты сроков.

1.11. "Объем Неисполненных Обязательств" - объем, в котором Эмитент не исполнил Обязательства Эмитента.

1.12. "Требование об Исполнении Обязательств" - требование владельца Облигаций серии Д2 к Обществу, соответствующее условиям пункта 3.3. Оферты.

1.13. "НДЦ" - Некоммерческое Партнерство "Национальный Депозитарный Центр", выполняющее функции депозитария Облигаций серии Д2.

1.14. "Андеррайтер" - «Межрегиональный Акционерный Коммерческий Банк развития связи и информатики» (Открытое акционерное общество).

2. Предмет и характер Оферты. Условия ее акцепта.

2.1. Настоящей Офертой Общество предлагает любому лицу, имеющему намерение приобрести Облигации серии Д2, заключить договор с Обществом о предоставлении Обществом в соответствии с законодательством, Уставом Общества и условиями Оферты обеспечения в форме поручительства для целей выпуска Облигаций серии Д2.

2.2. Оферта является публичной и выражает волю Общества заключить договор поручительства на указанных в Оферте условиях с любым приобретателем Облигаций серии Д2.

2.3. Оферта является безотзывной, то есть не может быть отозвана в течение срока, установленного для акцепта Оферты.

2.4. Все условия Оферты подлежат включению в полном объеме в Эмиссионные Документы. Оферта считается полученной адресатом в момент обеспечения Эмитентом всем потенциальным приобретателям Облигаций серии Д2 возможности доступа к информации о выпуске Облигаций серии Д2, содержащейся в Эмиссионных Документах и подлежащей раскрытию в соответствии с Федеральным законом "О рынке ценных бумаг" и нормативными актами Федеральной Службы.

2.5. Акцепт оферты может быть совершен только путем приобретения одной или нескольких Облигаций серии Д2 в порядке, на условиях и в сроки, определенные Эмиссионными Документами. Приобретение Облигаций серии Д2 означает заключение приобретателем Облигаций серии Д2 с Обществом договора поручительства, по которому Общество обязывается перед приобретателем Облигаций серии Д2 отвечать за исполнение Эмитентом его обязательств перед приобретателем Облигаций серии Д2 на условиях, установленных Офертой. С переходом прав на Облигацию серии Д2 к ее приобретателю (новому владельцу) переходят права по указанному договору поручительства в том же объеме и на тех же условиях, которые существуют на момент перехода прав на Облигацию серии Д2.

3. Обязательства Общества. Порядок и условия их исполнения.

3.1. Общество принимает на себя ответственность за исполнение Эмитентом его обязательств по выплате владельцам Облигаций серии Д2 всех частей номинальной стоимости Облигаций серии Д2, купонного дохода по Облигациям серии Д2 на следующих условиях:
Предельный размер ответственности Общества по Обязательствам Эмитента, ограничен Предельной Суммой.

Ответственность Общества по Обязательствам Эмитента является солидарной.
Общество обязуется исполнить за Эмитента Обязательства Эмитента в той части, в которой Эмитент не исполнил и/или исполнил не в полном объеме Обязательства Эмитента в следующих случаях:

- *Эмитент не выплатил или выплатил не в полном объеме соответствующую часть номинальной стоимости Облигаций серии Д2 в размере, порядке и сроки, определенные Эмиссионными Документами, владельцам Облигаций серии Д2;*
- *Эмитент не выплатил или выплатил не в полном объеме купонный доход по Облигациям серии Д2 в размерах и сроки, определенные Эмиссионными Документами, владельцам Облигаций Серии Д2.*

3.2. Общество обязуется в соответствии с условиями Оферты исполнить не исполненные Эмитентом Обязательства Эмитента в Объеме Неисполненных Обязательств и в пределах Предельной Суммы. Объем Неисполненных Обязательств определяется Обществом в соответствии с полученными от владельцев Облигаций серии Д2 Требованиями об Исполнении Обязательств, оформленными в соответствии с п. 3.3. настоящей Оферты.

3.3. Требование об Исполнении Обязательств должно соответствовать следующим условиям:

3.3.1. Требование об Исполнении Обязательств должно быть предъявлено к Обществу в письменной форме и подписано владельцем Облигаций серии Д2 (его уполномоченными лицами);
3.3.2. В Требовании об Исполнении Обязательств должны быть указаны: фамилия, имя, отчество или полное наименование владельца Облигаций серии Д2, его ИНН, налоговый статус, место жительства (место нахождения), реквизиты его банковского счета, объем Неисполненных Обязательств в отношении владельца Облигаций серии Д2, количество облигаций серии Д2, в отношении которых не исполнено обязательство, направляющего данное Требование об Исполнении Обязательств;
3.3.3. В Требовании об Исполнении Обязательств должно быть указано, что Эмитент не выплатил владельцу Облигаций серии Д2 или выплатил не в полном объеме в сроки, установленные Эмиссионными Документами:
- соответствующую часть номинальной стоимости при погашении Облигаций серии Д2; и/или
- купонный доход в виде процентов от соответствующей части номинальной стоимости Облигаций серии Д2;
3.3.4. Требование об Исполнении Обязательств должно быть предъявлено к Обществу не позднее 90 дней со дня наступления соответствующего Срока Исполнения Обязательств Эмитента в отношении владельца Облигаций серии Д2, направляющего данное Требование об Исполнении Обязательств. При этом, днем предъявления Требования является день получения Требования Обществом;
3.3.5. К Требованию об Исполнении Обязательств должна быть приложена подтверждающая права владельца Облигаций серии Д2 на его Облигации серии выписка со счета ДЕПО в НДЦ, или депозитариях, являющихся депонентами по отношению к НДЦ, на Дату составления НДЦ списка владельцев облигаций серииД2 для выплаты купонного дохода/погашения облигаций серии Д2, определяемую в соответствии с условиями Эмиссионных документов. В случае предъявления требования, в связи с неисполнением/ненадлежащим исполнением Эмитентом обязательств по погашению последней части номинальной стоимости Облигаций серии Д2, также должна быть приложена копия отчета НДЦ, заверенная депозитарием, о переводе Облигаций серии Д2 в раздел счета депо, предназначенный для блокирования ценных бумаг при погашении;
3.3.6. Требование об Исполнении Обязательств и приложенные к нему документы должны быть направлены в Общество заказным письмом, курьерской почтой или экспресс почтой.

3.4. Общество рассматривает Требование об Исполнении Обязательств в течение 14 (Четырнадцати) дней со дня окончания срока в 90 (Девяносто) дней, установленного пунктом 3.3.4. Оферты. При этом Общество вправе выдвигать против Требования об Исполнении Обязательств любые возражения, которые мог бы представить Эмитент, и не теряет право на эти возражения даже в том случае, если Эмитент от них отказался или признал свой долг.

3.5. Не рассматриваются Требования об Исполнении Обязательств, предъявленные к Обществу позднее 90 (Девяносто) дней со дня наступления соответствующего Срока Исполнения Обязательств Эмитента, в отношении владельцев Облигаций серии Д2, направивших данное Требование об Исполнении Обязательств.

3.6. В случае принятия решения об удовлетворения Обществом Требования об Исполнении Обязательств, Общество уведомляет об этом владельца Облигаций серии Д2 и в течение 30 (Тридцать) дней со дня истечения срока рассмотрения Требования об Исполнении Обязательств (п. 3.4. Оферты) производит платеж в соответствии с условиями Оферты на банковский счет владельца Облигаций серии Д2, реквизиты которого указаны в Требовании об Исполнении Обязательств.
В случае принятия решения Обществом об отказе в удовлетворении Требования об Исполнении Обязательств, предъявленного в связи с неисполнением/ненадлежащим исполнением Эмитентом обязательств по выплате последней части номинальной стоимости по Облигациям серии Д2, Общество направляет в НДЦ информацию об отказе в удовлетворении такого Требования об Исполнении Обязательств (с указанием наименования, Ф.И.О. владельца, количества Облигаций серии Д2, наименования Депозитария, в котором открыт счет депо владельцу).

4. Срок действия поручительства

4.1. Предусмотренное Офертой поручительство Общества вступает в силу с момента заключения приобретателем Облигаций серии Д2 договора поручительства с Обществом в соответствии с пунктом 2.5. Оферты.

4.2. Предусмотренное Офертой поручительство Общества прекращается:
4.2.1. По истечении 90 (Девяносто) дней со дня наступления Срока Исполнения Обязательств Эмитента, если в течение этого срока владельцем Облигаций серии Д2 не будет предъявлено Требование об Исполнении Обязательств в порядке, предусмотренном настоящей Офертой;
4.2.2. Надлежащим исполнением Обществом своих обязательств перед владельцами Облигаций серии Д2, предъявившими свои Требования об Исполнении Обязательств в порядке и сроки, установленные настоящей Офертой.
4.2.3. В случае изменения срока исполнения Обязательств Эмитента, продления такого срока, любой пролонгации Обязательств Эмитента или любой их реструктуризации в любом виде, а также в случае любого иного изменения Обязательств Эмитента, влекущего увеличение ответственности или иные неблагоприятные последствия для Общества, совершенного без согласия последнего;
4.2.4. По иным основаниям, установленным действующим законодательством Российской Федерации.

5. Прочие условия.

5.1. Все вопросы отношений Общества и владельцев Облигаций серии Д2, касающиеся Облигаций серии Д2 и не урегулированные Офертой, регулируются Эмиссионными Документами и действующим законодательством Российской Федерации, понимаются и толкуются в соответствии с ними.
5.2. В случае неисполнения или ненадлежащего исполнения своих обязательств по Оферте Общество несет ответственность в соответствии с действующим законодательством.
5.3. Общество не несет ответственности перед кредиторами Эмитента по обязательствам иных лиц, давших поручительство за Эмитента для целей выпуска Облигаций серии Д2, даже если такие лица дали такое поручительство совместно с Обществом.
5.4. Споры в связи с Офертой подлежат рассмотрению в Арбитражном суде г. Владивосток, , а также в соответствующем суде общей юрисдикции, согласно ст.27 АПК РФ.
5.5 .Настоящая Оферта составлена в 2 (двух) подлинных экземплярах, хранящихся по местонахождению Общества и Эмитента.

6. Адреса и банковские реквизиты Общества.

Юридический адрес:	*Российская Федерация, 690950, г. Владивосток, ул.Светланская, д.57*
ИНН	*7710504333*
Расчетный счет	*40702810800550004381*
Наименование банка	*Владивостокский филиал ОАО "Банк Москвы"*
Корреспондентский счет	*30101810100000000848*

Подписи:
Генеральный директор
ЗАО «Интегратор.ру» *(Скрыльников А.М./*
Главный бухгалтер
ЗАО «Интегратор.ру» */Скрыльников А.М./*

М.П.

Порядок уведомления об изменении условий обеспечения исполнения обязательств по Облигациям с обеспечением (реорганизация, ликвидация или банкротство лица, предоставившего обеспечение, иное):

В случае изменения сведений о лице, предоставившем обеспечение по Облигациям выпуска, а также в случае изменения условий обеспечения исполнения обязательств по Облигациям по причинам, не зависящим от Эмитента или владельцев Облигаций с обеспечением, в том числе в связи с реорганизацией, ликвидацией или банкротством лица, предоставившего обеспечение, Эмитент публикует информацию об этом в следующие сроки с даты возникновения события:

- *в ленте новостей - в течение 5 (пяти) дней;*

- *на странице в сети «Интернет» по адресу: http://www.dsv.ru - после публикации сообщения в ленте новостей.*

В случае неисполнения или ненадлежащего исполнения Эмитентом обязательств по Облигациям по выплате (погашению) соответствующей части номинальной стоимости Облигаций и/или выплате купонного дохода по Облигациям Поручитель и Эмитент несут солидарную ответственность.

Договор поручительства, которым обеспечивается исполнение обязательств по Облигациям, считается заключенным с момента возникновения у их первого владельца прав на такие Облигации, при этом письменная форма договора поручительства считается соблюденной.

Облигация с обеспечением предоставляет ее владельцу все права, возникающие из такого обеспечения.

С переходом прав на Облигацию с обеспечением к новому владельцу (приобретателю) переходят все права, вытекающие из такого обеспечения.

Передача прав, возникших из предоставленного обеспечения, без передачи прав на Облигацию является недействительной.

В случае невозможности получения владельцами Облигаций, обеспеченных поручительством, удовлетворения требований по принадлежащим им Облигациям, предъявленных Эмитенту и/или Поручителю, владельцы Облигаций вправе обратиться в суд или арбитражный суд с иском к Эмитенту и/или Поручителю.

13. Эмитент обязуется обеспечить права владельцев ценных бумаг при соблюдении ими установленного законодательством Российской Федерации порядка осуществления этих прав.

14. Лицо, предоставившее обеспечение по облигациям – Закрытое акционерное Общество «Интегратор.ру», обязуется обеспечить исполнение обязательств Эмитента перед владельцами Облигаций в случае отказа Эмитента от исполнения обязательств либо просрочки исполнения соответствующих обязательств по облигациям, в соответствии с условиями предоставляемого обеспечения.

15. Иные сведения, предусмотренные Стандартами эмиссии ценных бумаг и регистрации проспектов ценных бумаг

Облигации допускаются к свободному обращению на биржевом и внебиржевом рынках.
На внебиржевом рынке Облигации обращаются без ограничений.

ОБРАЗЕЦ
Сертификата неконвертируемых процентных документарных облигаций ОАО «Дальсвязь» на предъявителя серии Д2 с обязательным централизованным хранением

ОБРАЗЕЦ *(лицевая сторона)*

Открытое акционерное общество «Дальневосточная компания электросвязи»
(ОАО «Дальсвязь»)

Место нахождения эмитента: ***690950, г. Владивосток, ГСП, ул. Светланская, 57***

Почтовый адрес эмитента: ***690950, г. Владивосток, ГСП, ул. Светланская, 57***

С Е Р Т И Ф И К А Т

Открытое акционерное общество
«Дальневосточная компания электросвязи»

неконвертируемые процентные документарные облигации на предъявителя серии Д2 с обязательным централизованным хранением в количестве 2 000 000 (Два миллиона) штук номинальной стоимостью 1000 (Одна тысяча) рублей каждая, сроком погашения первых 15% номинальной стоимости облигаций выпуска в 1274-й день с даты начала размещения облигаций выпуска; вторых 15% номинальной стоимости облигаций выпуска в 1456-й день с даты начала размещения облигаций выпуска; третьих 15% номинальной стоимости облигаций выпуска в 1638-й день с даты начала размещения облигаций выпуска; четвертых 15% номинальной стоимости облигаций выпуска в 1820-й день с даты начала размещения облигаций выпуска; пятых 20% номинальной стоимости облигаций выпуска в 2002-й день с даты начала размещения облигаций выпуска; шестых 20% номинальной стоимости облигаций выпуска в 2184-й день с даты начала размещения облигаций выпуска, способ размещения – открытая подписка.

Государственный регистрационный номер выпуска облигаций:

☐-☐☐-☐☐☐☐☐-☐-☐☐☐☐

от «_____» ______________ 2006 года

Открытое акционерное общество «Дальневосточная компания электросвязи» (далее – Эмитент) обязуется обеспечить права владельцев облигаций при соблюдении ими установленного законодательством Российской Федерации порядка осуществления этих прав.

Настоящий сертификат удостоверяет права на **2 000 000 (Два миллиона) облигаций** номинальной стоимостью **1 000 (Одна тысяча) рублей** каждая, общей номинальной стоимостью **2000 000 000 (Два миллиарда) рублей.**

Общее количество выпущенных облигаций с данным государственным регистрационным номером: **2000 000 (Два миллиона) облигаций.**

Настоящий сертификат удостоверяет права на облигации, являющиеся **эмиссионными ценными бумагами на предъявителя.**

Настоящий сертификат передается на хранение в **Некоммерческое партнерство "Национальный депозитарный центр"** (далее – Депозитарий), осуществляющее обязательное централизованное хранение сертификата облигаций.

Место нахождения Депозитария: г. Москва, Средний Кисловский пер., д. 1/13, стр. 4

Почтовый адрес Депозитария: Российская Федерация, г. Москва, Средний Кисловский пер., д. 1/13, стр. 4.

И.О. Генерального директора
Открытого акционерного общества
«Дальневосточная компания электросвязи»,
действующий на основании приказа №39-Л от 13.02.2006 __________________ /Колпаков А.Ю./
«___» ___________ 200_ г. м.п.

Главный бухгалтер
Открытого акционерного общества
«Дальневосточная компания электросвязи» __________________ /Сидорова Е.В./

«___» ___________ 200_ г. м.п.

Лицо, предоставившее обеспечение по облигациям выпуска:
Закрытое акционерное общество «Интегратор.ру»
Генеральный директор ______________ /Скрыльников А.М./
«___» __________ 200_ г. м.п.

Права владельцев неконвертируемых процентных документарных облигаций ОАО «Дальсвязь» на предъявителя серии Д2 с обязательным централизованным хранением (ранее и далее по тексту – Облигации):

Владелец Облигации имеет право на получение всех частей номинальной стоимости Облигации в порядке и сроки, установленные в п. 9 Решения о выпуске ценных бумаг и п. 9.1.2.(I) Проспекта ценных бумаг.

Владелец Облигации имеет право на получение фиксированного в ней процента от соответствующей части номинальной стоимости Облигации (купонного дохода), порядок определения размера которого указан в п. 9.3 Решения о выпуске ценных бумаг, п. 9.1.2.(I) Проспекта ценных бумаг, а сроки выплаты в п. 9.4 Решения о выпуске ценных бумаг, п. 9.1.2.(I) Проспекта ценных бумаг.

Владелец Облигации имеет право на получение непогашенной части номинальной стоимости при реорганизации, ликвидации либо банкротстве Эмитента в порядке, предусмотренном действующим законодательством Российской Федерации. Под непогашенной частью номинальной стоимости Облигации выше и далее понимается разница между номинальной стоимостью Облигации выпуска и выплаченной владельцам в соответствии с Решением о выпуске ценных бумаг и Проспектом ценных бумаг частью номинальной стоимости Облигации.

Владелец Облигации имеет право свободно продавать и иным образом отчуждать Облигацию. Владелец Облигации, купивший Облигацию при первичном размещении, не имеет права совершать сделки с Облигацией до момента регистрации отчета об итогах выпуска ценных бумаг в соответствии с действующим законодательством Российской Федерации.

Все задолженности Эмитента по Облигациям настоящего выпуска будут юридически равны и в равной степени обязательны к исполнению в отношении всех владельцев Облигаций.

В случае неисполнения Эмитентом обязательства по выплате купонного дохода и/или соответствующей части номинальной стоимости Облигаций (в том числе дефолта, технического дефолта) владельцы и/или номинальные держатели Облигаций, если последние соответствующим образом уполномочены владельцами Облигаций, имеют право обратиться к Эмитенту с требованием выплаты купонного дохода и/или соответствующей части номинальной стоимости Облигаций и процентов в соответствии со ст. 395 ГК РФ, а также в суд (арбитражный суд). В случае неисполнения Эмитентом обязательства по выплате купонного дохода и/или соответствующей части номинальной стоимости Облигаций владельцы Облигаций также имеют право обратиться с требованием о выплате купонного дохода и/или соответствующей части номинальной стоимости Облигаций к лицу, предоставившему обеспечение по выпуску Облигаций в порядке, предусмотренном в п. 12 Решения о выпуске ценных бумаг и п. 9.1.2.(I) Проспекта ценных бумаг. Лицом, предоставившим обеспечение по данному выпуску Облигаций, является Закрытое акционерное общество «Интегратор.ру».

Местонахождение: *Российская Федерация, 690950, г. Владивосток, ул.Светланская, д.57*

Почтовый адрес: *Российская Федерация, 690950, г. Владивосток, ул.Светланская, д.57*

Идентификационный номер налогоплательщика: *7710504333*

Сведения об обеспечении исполнения обязательства по выплате купонного дохода и/или соответствующей части номинальной стоимости Облигаций и порядок действий владельцев и/или номинальных держателей Облигаций в случае отказа Эмитента от исполнения своих обязательств по выплате купонного дохода и/или соответствующей части номинальной стоимости Облигаций (в том числе дефолта, технического дефолта) описаны в п. 9.7 Решения о выпуске ценных бумаг и п. 9.1.2.(I) Проспекта ценных бумаг.

С переходом прав на Облигации права, вытекающие из предоставленного обеспечения, переходят к новому владельцу. Передача прав, возникших из предоставленного обеспечения, без передачи прав на Облигацию является недействительной.

Владелец Облигации имеет право на возврат средств инвестирования в случае признания выпуска Облигаций несостоявшимся или недействительным.

Владелец Облигации вправе осуществлять иные права, предусмотренные законодательством Российской Федерации.

Сведения о лице, предоставляющем обеспечение исполнения обязательств по облигациям:

полное фирменное наименование: *Закрытое акционерное общество «Итегратор.ру»*
сокращенное фирменное наименование: *ЗАО «Интегратор.ру»*
место нахождения поручителя: *Российская Федерация, 690950, г. Владивосток, ул.Светланская, д.57*
дата государственной регистрации поручителя: *04.09.2003г.*
Основной государственный регистрационный номер: *1037739850301*

Указывается на наличие (отсутствие) у лица, предоставляющего обеспечение по облигациям, или принятие на себя лицом, предоставляющим обеспечение по облигациям, обязанности по раскрытию информации о его финансово-хозяйственной деятельности, в том числе в форме ежеквартального отчета и сообщений о существенных фактах (событиях, действиях), затрагивающих финансово-хозяйственную деятельность. *Обязанности по раскрытию нет*

Условия обеспечения исполнения обязательств по облигациям:

Вид обеспечения (способ предоставляемого обеспечения): *Поручительство*

Размер обеспечения (руб.): *2 000 000 000 (Два миллиарда) рублей, а также совокупный купонный доход по 2000 000 (Двум миллионам) Облигаций.*

Условия обеспечения и порядок реализации прав владельцев облигаций по предоставленному обеспечению:

ОФЕРТА

о предоставлении обеспечения в форме поручительства для целей выпуска облигаций

г. Владивосток *«02» марта 2006г.*

1. Термины и определения.

1.1. "Оферта" - настоящая ОФЕРТА.

1.2. "Общество" –Закрытое акционерное общество "Интегратор.ру".

1.3. "Облигации серии Д2" - облигации неконвертируемые процентные документарные на предъявителя серии Д2 с обязательным централизованным хранением в общем количестве 2 000 000 (Два миллиона) штук номинальной стоимостью 1 000 (Одна тысяча) рублей каждая, выпускаемые Эмитентом в соответствии с Эмиссионными Документами.

1.4. "Эмиссионные Документы" - Решение о выпуске ценных бумаг, Проспект ценных бумаг и сертификат Облигаций серии Д2.

1.5. "Эмитент" - Открытое акционерное общество «Дальневосточная компания электросвязи».

1.6. "Федеральная Служба" - Федеральная Служба по финансовым рынкам (ФСФР России).

1.7. "Событие Неисполнения Обязательств" - событие, описанное в пункте 3.1. Оферты.

1.8. "Обязательства Эмитента" - обязательства Эмитента перед владельцами Облигаций серии Д2, определенные пунктом 3.1. Оферты.

1.9. "Предельная Сумма" – 2 000 000 000 (Два миллиарда) рублей, а также сумма, составляющая совокупный купонный доход по 2 000 000 (Двум миллионам) Облигаций серии Д2.

1.10. "Срок Исполнения Обязательств Эмитента" - любой из указанных в пункте 3.1. Оферты сроков.

1.11. "Объем Неисполненных Обязательств" - объем, в котором Эмитент не исполнил Обязательства Эмитента.

1.12. "Требование об Исполнении Обязательств" - требование владельца Облигаций серии Д2 к Обществу, соответствующее условиям пункта 3.3.

1.13. "НДЦ" - Некоммерческое Партнерство "Национальный Депозитарный Центр", выполняющее функции депозитария Облигаций серии Д2.

1.14. "Андеррайтер" - «Межрегиональный Акционерный Коммерческий Банк развития связи и информатики» (Открытое акционерное общество).

2. Предмет и характер Оферты. Условия ее акцепта.

2.1. Настоящей Офертой Общество предлагает любому лицу, имеющему намерение приобрести Облигации серии Д2, заключить договор с Обществом о предоставлении Обществом в соответствии с законодательством, Уставом Общества и условиями Оферты обеспечения в форме поручительства для целей выпуска Облигаций серии Д2.

2.2. Оферта является публичной и выражает волю Общества заключить договор поручительства на указанных в Оферте условиях с любым приобретателем Облигаций серии Д2.

2.3. Оферта является безотзывной, то есть не может быть отозвана в течение срока, установленного для акцепта Оферты.

2.4. Все условия Оферты подлежат включению в полном объеме в Эмиссионные Документы. Оферта считается полученной адресатом в момент обеспечения Эмитентом всем потенциальным приобретателям Облигаций серии Д2 возможности доступа к информации о выпуске Облигаций серии Д2, содержащейся в Эмиссионных Документах и подлежащей раскрытию в соответствии с Федеральным законом "О рынке ценных бумаг" и нормативными актами Федеральной Службы.

2.5. Акцепт оферты может быть совершен только путем приобретения одной или нескольких Облигаций серии Д2 в порядке, на условиях и в сроки, определенные Эмиссионными Документами. Приобретение Облигаций серии Д2 означает заключение приобретателем Облигаций серии Д2 с Обществом договора поручительства, по которому Общество обязывается перед приобретателем Облигаций серии Д2 отвечать за исполнение Эмитентом его обязательств перед приобретателем Облигаций серии Д2 на условиях, установленных Офертой. С переходом прав на Облигацию серии Д2 к ее приобретателю (новому владельцу) переходят права по указанному договору поручительства в том же объеме и на тех же условиях, которые существуют на момент перехода прав на Облигацию Серии Д2.

3. Обязательства Общества. Порядок и условия их исполнения.

3.1. Общество принимает на себя ответственность за исполнение Эмитентом его обязательств по выплате владельцам Облигаций серии Д2 всех частей номинальной стоимости Облигаций серии Д2, купонного дохода по Облигациям серии Д2 на следующих условиях:
Предельный размер ответственности Общества по Обязательствам Эмитента, ограничен Предельной Суммой.
Ответственность Общества по Обязательствам Эмитента является солидарной.
Общество обязуется исполнить за Эмитента Обязательства Эмитента в той части, в которой Эмитент не исполнил и/или исполнил не в полном объеме Обязательства Эмитента в следующих случаях:

- Эмитент не выплатил или выплатил не в полном объеме соответствующую часть номинальной стоимости Облигаций серии Д2 в размере, порядке и сроки, определенные Эмиссионными Документами, владельцам Облигаций серии Д2;
- Эмитент не выплатил или выплатил не в полном объеме купонный доход по Облигациям серии Д2 в размерах и сроки, определенные Эмиссионными Документами, владельцам Облигаций серии Д2.

3.2. Общество обязуется в соответствии с условиями Оферты исполнить не исполненные Эмитентом Обязательства Эмитента в Объеме Неисполненных Обязательств и в пределах Предельной Суммы. Объем Неисполненных Обязательств определяется Обществом в соответствии с полученными от владельцев Облигаций серии Д2 Требованиями об Исполнении Обязательств, оформленными в соответствии с п. 3.3. настоящей Оферты.

3.3. Требование об Исполнении Обязательств должно соответствовать следующим условиям:

3.3.1. Требование об Исполнении Обязательств должно быть предъявлено к Обществу в письменной форме и подписано владельцем Облигаций серии Д2 (его уполномоченными лицами);
3.3.2. В Требовании об Исполнении Обязательств должны быть указаны: фамилия, имя, отчество или полное наименование владельца Облигаций серии Д2, его ИНН, налоговый статус, место жительства (место нахождения), реквизиты его банковского счета, объем Неисполненных Обязательств в отношении владельца Облигаций серии Д2, количество облигаций серии Д2 , в отношении которых не исполнено обязательство, направляющего данное Требование об Исполнении Обязательств;
3.3.3. В Требовании об Исполнении Обязательств должно быть указано, что Эмитент не выплатил владельцу Облигаций серии Д2 или выплатил не в полном объеме в сроки, установленные Эмиссионными Документами:
- соответствующую часть номинальной стоимости при погашении Облигаций серии Д2; и/или
- купонный доход в виде процентов от соответствующей части номинальной стоимости Облигаций серии Д2;
3.3.4. Требование об Исполнении Обязательств должно быть предъявлено к Обществу не позднее 90 дней со дня наступления соответствующего Срока Исполнения Обязательств Эмитента в отношении владельца Облигаций серии Д2, направляющего данное Требование об Исполнении Обязательств. При этом, днем предъявления Требования является день получения Требования Обществом;
3.3.5. К Требованию об Исполнении Обязательств должна быть приложена подтверждающая права владельца Облигаций серии Д2 на его Облигации серии Д2 выписка со счета ДЕПО в НДЦ, или депозитариях, являющихся депонентами по отношению к НДЦ, на Дату составления НДЦ списка владельцев облигаций серии Д2 для выплаты купонного дохода/погашения облигаций серии Д2, определяемую в

соответствии с условиями Эмиссионных документов В случае предъявления требования, в связи с неисполнением/ненадлежащим исполнением Эмитентом обязательств по погашению последней части номинальной стоимости Облигаций серии Д2, также должна быть приложена копия отчета НДЦ, заверенная депозитарием, о переводе Облигаций серии Д2 в раздел счета депо, предназначенный для блокирования ценных бумаг при погашении;

3.3.6. Требование об Исполнении Обязательств и приложенные к нему документы должны быть направлены в Общество заказным письмом, курьерской почтой или экспресс почтой.

3.4. Общество рассматривает Требование об Исполнении Обязательств в течение 14 (Четырнадцати) дней со дня окончания срока в 90 (Девяносто) дней, установленного пунктом 3.3.4. Оферты. При этом Общество вправе выдвигать против Требования об Исполнении Обязательств любые возражения, которые мог бы представить Эмитент, и не теряет право на эти возражения даже в том случае, если Эмитент от них отказался или признал свой долг.

3.5. Не рассматриваются Требования об Исполнении Обязательств, предъявленные к Обществу позднее 90 (Девяносто) дней со дня наступления соответствующего Срока Исполнения Обязательств Эмитента, в отношении владельцев Облигаций серии Д2, направивших данное Требование об Исполнении Обязательств.

3.6. В случае принятия решения об удовлетворении Обществом Требования об Исполнении Обязательств, Общество уведомляет об этом владельца Облигаций серии Д2 и в течение 30 (Тридцать) дней со дня истечения срока рассмотрения Требования об Исполнении Обязательств (п. 3.4. Оферты) производит платеж в соответствии с условиями Оферты на банковский счет владельца Облигаций серии Д2, реквизиты которого указаны в Требовании об Исполнении Обязательств.

В случае принятия решения Обществом об отказе в удовлетворении Требования об Исполнении Обязательств, предъявленного в связи с неисполнением/ненадлежащим исполнением Эмитентом обязательств по выплате последней части номинальной стоимости по Облигациям серии Д2, Общество направляет в НДЦ информацию об отказе в удовлетворении такого Требования об Исполнении Обязательств (с указанием наименования, Ф.И.О. владельца, количества Облигаций серии Д2, наименования Депозитария, в котором открыт счет депо владельцу).

4. Срок действия поручительства

4.1. Предусмотренное Офертой поручительство Общества вступает в силу с момента заключения приобретателем Облигаций серии Д2 договора поручительства с Обществом в соответствии с пунктом 2.5. Оферты.

4.2. Предусмотренное Офертой поручительство Общества прекращается:

4.2.1. По истечении 90 (Девяносто) дней со дня наступления Срока Исполнения Обязательств Эмитента, если в течение этого срока владельцем Облигаций серии Д2 не будет предъявлено Требование об Исполнении Обязательств в порядке, предусмотренном настоящей Офертой;

4.2.2. Надлежащим исполнением Обществом своих обязательств перед владельцами Облигаций серии Д2, предъявившими свои Требования об Исполнении Обязательств в порядке и сроки, установленные настоящей Офертой.

4.2.3. В случае изменения срока исполнения Обязательств Эмитента, продления такого срока, любой пролонгации Обязательств Эмитента или любой их реструктуризации в любом виде, а также в случае любого иного изменения Обязательств Эмитента, влекущего увеличение ответственности или иные неблагоприятные последствия для Общества, совершенного без согласия последнего;

4.2.4. По иным основаниям, установленным действующим законодательством Российской Федерации.

5. Прочие условия.

5.1. Все вопросы отношений Общества и владельцев Облигаций серии Д2, касающиеся Облигаций серии Д2 и не урегулированные Офертой, регулируются Эмиссионными Документами и действующим законодательством Российской Федерации, понимаются и толкуются в соответствии с ними.

5.2. В случае неисполнения или ненадлежащего исполнения своих обязательств по Оферте Общество несет ответственность в соответствии с действующим законодательством.

5.3. Общество не несет ответственности перед кредиторами Эмитента по обязательствам иных лиц, давших поручительство за Эмитента для целей выпуска Облигаций серии Д2, даже если такие лица дали такое поручительство совместно с Обществом.

5.4. Споры в связи с Офертой подлежат рассмотрению в Арбитражном суде г. Владивосток, а также в соответствующем суде общей юрисдикции согласно ст. 27АПК РФ.

5.5. Настоящая Оферта составлена в 2 (двух) подлинных экземплярах, хранящихся по местонахождению Общества и Эмитента.

6. Адреса и банковские реквизиты Общества.

Юридический адрес:	*Российская Федерация, 690950, г. Владивосток, ул.Светланская, д.57*
ИНН	*7710504333*
Расчетный счет	*40702810800550004381*
Наименование банка	*Владивостокский филиал ОАО "Банк Москвы"*
Корреспондентский счет	*30101810100000000848*

Подписи:

Генеральный директор
ЗАО «Интегратор.ру» *[Скрыльников А.М./*

Главный бухгалтер
ЗАО «Интегратор.ру» */Скрыльников А.М./*

М.П.

Порядок уведомления об изменении условий обеспечения исполнения обязательств по Облигациям с обеспечением (реорганизация, ликвидация или банкротство лица, предоставившего обеспечение, иное):

В случае изменения сведений о лице, предоставившем обеспечение по Облигациям выпуска, а также в случае изменения условий

обеспечения исполнения обязательств по Облигациям по причинам, не зависящим от Эмитента или владельцев Облигаций с обеспечением, в том числе в связи с реорганизацией, ликвидацией или банкротством лица, предоставившего обеспечение, Эмитент публикует информацию об этом в следующие сроки с даты возникновения события:

- *в ленте новостей - в течение 5 (пяти) дней;*
- *на странице в сети «Интернет» по адресу: http://www.dsv.ru - после публикации сообщения в ленте новостей.*

В случае неисполнения или ненадлежащего исполнения Эмитентом обязательств по Облигациям по выплате (погашению) соответствующей части номинальной стоимости Облигаций и/или выплате купонного дохода по Облигациям Поручитель и Эмитент несут солидарную ответственность.

Договор поручительства, которым обеспечивается исполнение обязательств по Облигациям , считается заключенным с момента возникновения у их первого владельца прав на такие Облигации , при этом письменная форма договора поручительства считается соблюденной.

Облигация с обеспечением предоставляет ее владельцу все права, возникающие из такого обеспечения.

С переходом прав на Облигацию с обеспечением к новому владельцу (приобретателю) переходят все права, вытекающие из такого обеспечения.

Передача прав, возникших из предоставленного обеспечения, без передачи прав на Облигацию является недействительной.

В случае невозможности получения владельцами Облигаций , обеспеченных поручительством, удовлетворения требований по принадлежащим им Облигациям , предъявленных Эмитенту и/или Поручителю, владельцы Облигаций вправе обратиться в суд или арбитражный суд с иском к Эмитенту и/или Поручителю.

__Срок размещения ценных бумаг:__

Дата начала размещения или порядок ее определения:

Размещение Облигаций начинается не ранее, чем через 2 (Две) недели после раскрытия Эмитентом информации о государственной регистрации выпуска Облигаций и о порядке доступа к информации, содержащейся в Проспекте ценных бумаг, в соответствии с нормативными правовыми актами РФ.

Сообщение о государственной регистрации выпуска ценных бумаг будет опубликовано Эмитентом в форме сообщения о существенном факте «Сведения о выпуске эмитентом ценных бумаг» в следующем порядке и сроки с даты получения письменного уведомления регистрирующего органа о государственной регистрации выпуска ценных бумаг:

- *в ленте новостей информационных агентств, уполномоченных на публичное предоставление информации, раскрываемой на рынке ценных бумаг («АК&М» и «Интерфакс») (далее - лента новостей) - не позднее 1 (одного) дня;*
- *на странице в сети «Интернет» по адресу http://www.dsv.ru - не позднее 3 (Трех) дней;*
- *в газете «Золотой рог» - не позднее 5 (Пяти) дней.*

Сообщение также будет опубликовано в «Приложении к Вестнику ФСФР России» не позднее 30 (Тридцати) дней с указанной даты.

Дата начала размещения Облигаций определяется Эмитентом после государственной регистрации выпуска Облигаций и публично раскрывается Эмитентом.

Эмитент публикует сообщение о Дате начала размещения в следующем порядке:

- *в ленте новостей - не позднее, чем за 5 (Пять) дней до даты начала размещения Облигаций;*
- *на странице в сети «Интернет» http://www.dsv.ru - не позднее, чем за 4 (Четыре) дня до даты начала размещения Облигаций.*

Дата окончания размещения или порядок ее определения:

Датой окончания размещения является более ранняя из следующих дат:

а) 15-й (пятнадцатый) рабочий день с даты начала размещения Облигаций;

б) дата размещения последней Облигации выпуска.

При этом дата окончания размещения не может быть позднее одного года с даты государственной регистрации выпуска Облигаций

__Способ размещения ценных бумаг:__

открытая подписка.

__Цена (цены) или порядок определения цены размещения ценных бумаг:__

Цена размещения Облигаций в первый и последующие дни размещения устанавливается равной номинальной стоимости и составляет 1 000 (Одна тысяча) рублей за одну Облигацию. Начиная со второго дня размещения Облигаций выпуска, покупатель при совершении операции купли-продажи Облигаций также уплачивает накопленный купонный доход по Облигациям (НКД), рассчитываемый по следующей формуле

$$НКД = Nom * C1 * ((T - T0)/ 365)/ 100\%$$

где:

НКД - накопленный купонный доход, руб.;

Nom - номинальная стоимость одной Облигации, руб.;

C1 - размер процентной ставки по первому купону, проценты годовых;

T - дата размещения Облигаций, на которую вычисляется НКД;

T0- дата начала размещения Облигаций.

Величина накопленного купонного дохода в расчете на одну Облигацию определяется с точностью до одной копейки (округление производится по правилам математического округления). При этом под правилом математического округления следует понимать метод округления, при котором значение целой копейки (целых копеек) не изменяется, если первая за округляемой цифра равна от 0 до 4, и изменяется, увеличиваясь на единицу, если первая за округляемой цифра равна от 5 до 9.

Порядок и форма оплаты

Форма оплаты размещаемых ценных бумаг:

Облигации оплачиваются денежными средствами в безналичном порядке в валюте Российской Федерации.

Возможность рассрочки при оплате Облигаций выпуска не предусмотрена. Облигации размещаются при условии их полной оплаты.

Порядок оплаты размещаемых ценных бумаг:

Облигации оплачиваются денежными средствами в валюте Российской Федерации в безналичном порядке в соответствии с Правилами Биржи.

Денежные расчеты по сделкам с Облигациями осуществляются покупателями, не являющимися Участниками торгов Биржи, через Участников торгов Биржи. Денежные расчеты между Эмитентом и Участниками торгов Биржи осуществляются в безналичной форме через Небанковскую кредитную организацию закрытое акционерное общество "Расчетная палата Московской межбанковской валютной биржи" («Расчетная Палата ММВБ)..

Денежные средства, полученные от размещения Облигаций, зачисляются в Расчётной Палате ММВБ на счет Андеррайтера (посредника при размещении Облигаций), которым является: Межрегиональный коммерческий банк развития связи и информатики (открытое акционерное общество).

Реквизиты счетов, на которые должны перечисляться денежные средства в оплату ценных бумаг выпуска:

Владелец счета ***Межрегиональный коммерческий банк развития связи и информатики (открытое акционерное общество), ОАО АКБ «Связь-Банк»***

Номер счета: ***30401810800100000752***

Кредитная организация:

Полное наименование: ***Небанковская кредитная организация закрытое акционерное общество "Расчетная палата Московской межбанковской валютной биржи"***

Сокращенное наименование: ***НКО ЗАО "РП ММВБ"***

Место нахождения: ***Российская Федерация, 125009, г. Москва, Средний Кисловский пер., 1/13, строение 8***

Почтовый адрес: ***Российская Федерация, 125009, г. Москва, Средний Кисловский пер., 1/13, строение 8***

БИК: ***044583505***

К/с: ***30105810100000000505***

Расчеты по сделкам купли-продажи Облигаций при их размещении производятся на условиях "поставка против платежа".

Требования к порядку резервирования денежных средств, в том числе к оформляемым при этом документам, установлены нормативными документами клиринговой организации ЗАО ММВБ.

При заключении сделки осуществляется процедура контроля ее обеспечения.

Иные условия и порядок оплаты ценных бумаг выпуска:

Участники торгов Биржи, заявки которых в ходе размещения Облигаций не были удовлетворены (были удовлетворены частично), имеют право отозвать зарезервированные, но не использованные для покупки Облигаций денежные средства, из Расчетной Палаты ММВБ. Отзыв денежных средств происходит в порядке и в сроки, установленные нормативными документами клиринговой организации ЗАО ММВБ.

Денежные средства, зачисленные на счет Андеррайтера в Расчётной Палате ММВБ, переводятся им на счёт Эмитента в сроки, определенные соответствующим договором Андеррайтера с Эмитентом.

Порядок погашения Облигаций:

Порядок и иные условия погашения Облигаций:

Погашение каждой части номинальной стоимости Облигаций производится платёжным агентом по поручению и за счет Эмитента (далее по тексту - Платежный агент).

Предполагается, что номинальные держатели - депоненты Депозитария уполномочены получать суммы погашения соответствующей части номинальной стоимости Облигаций.

Владельцы Облигаций, их уполномоченные лица, в том числе депоненты НДЦ, самостоятельно отслеживают полноту и актуальность представляемых сведений и несут все связанные с этим риски.

Исполнение Эмитентом обязательств по погашению каждой части номинальной стоимости Облигаций производится на основании перечня владельцев и/или номинальных держателей, предоставленного НДЦ (далее по тексту – «Перечень владельцев и/или номинальных держателей»).

Депонент НДЦ, не уполномоченный своими клиентами получать суммы погашения каждой части номинальной стоимости Облигаций, не позднее чем в 5 (пятый) рабочий день до даты погашения каждой части номинальной стоимости Облигаций, передает в НДЦ список владельцев Облигаций, который должен содержать все реквизиты, указанные ниже в Перечне владельцев и/или номинальных держателей Облигаций.

В том случае, если среди владельцев, уполномочивших номинального держателя на получение сумм погашения по Облигациям, есть нерезиденты и/или физические лица, то номинальный держатель обязан указать в списке владельцев Облигаций в отношении таких лиц следующую информацию:

- *полное наименование/Ф.И.О. владельца Облигаций;*
- *количество принадлежащих владельцу Облигаций;*
- *полное наименование лица, уполномоченного получать суммы погашения по Облигациям;*
- *место нахождения (или регистрации – для физических лиц) и почтовый адрес, включая индекс, владельца Облигаций;*
- *реквизиты банковского счета лица, уполномоченного получать суммы погашения по Облигациям;*
- *идентификационный номер налогоплательщика (ИНН) владельца Облигаций;*
- *налоговый статус владельца Облигаций;*

в случае если владельцем Облигаций является юридическое лицо-нерезидент:

- *индивидуальный идентификационный номер (ИИН) – при наличии;*

в случае если владельцем Облигаций является физическое лицо:

- *вид, номер, дата и место выдачи документа, удостоверяющего личность владельца Облигаций, наименование органа, выдавшего документ;*
- *номер свидетельства государственного пенсионного страхования владельца Облигаций (при его наличии);*

- *ИНН владельца Облигаций (при его наличии);*
- *число, месяц и год рождения владельца Облигаций.*

Погашение соответствующей части номинальной стоимости Облигаций производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня НДЦ, предшествующего 6-му (шестому) рабочему дню до даты погашения соответствующей части номинальной стоимости Облигаций (далее по тексту - "Дата составления Перечня владельцев и/или номинальных держателей Облигаций").

В случае изменения сведений, представленных НДЦ Депонентами НДЦ, не уполномоченными своими клиентами получать суммы погашения каждой части номинальной стоимости Облигаций, по состоянию на Дату составления Перечня владельцев и/или номинальных держателей Облигаций, соответствующая информация передается в НДЦ в срок не позднее 5 (пятого) рабочего дня до даты погашения соответствующей части номинальной стоимости Облигаций.

Погашение соответствующей части номинальной стоимости Облигаций по отношению к владельцу, включенному в Перечень владельцев и/или номинальных держателей Облигаций, признается надлежащим, в том числе в случае отчуждения Облигаций после Даты составления перечня владельцев и/или номинальных держателей Облигаций.

В случае если права владельца на Облигации учитываются номинальным держателем и номинальный держатель уполномочен на получение суммы погашения по Облигациям, то под лицом, уполномоченным получать суммы погашения по Облигациям подразумевается номинальный держатель.

В случае если права владельцев на Облигации не учитываются номинальным держателем или номинальный держатель не уполномочен владельцем на получение суммы погашения по Облигациям, то под лицом, уполномоченным получать суммы погашения по Облигациям подразумевается владелец.

Не позднее, чем в 4 (четвертый) рабочий день до даты погашения соответствующей части номинальной стоимости Облигаций НДЦ предоставляет Эмитенту и/или Платёжному агенту Перечень владельцев и/или номинальных держателей Облигаций, включающий в себя следующие данные:

а) полное наименование лица, уполномоченного получать суммы погашения по Облигациям.

б) количество Облигаций, учитываемых на счетах депо владельца или междепозитарном счете номинального держателя Облигаций, уполномоченного получать суммы погашения по Облигациям;

в) место нахождения и почтовый адрес лица, уполномоченного получать суммы погашения по Облигациям;

г) реквизиты банковского счета лица, уполномоченного получать суммы погашения по Облигациям, а именно:

- номер счета;

- наименование банка, в котором открыт счет;

- корреспондентский счет банка, в котором открыт счет;

- банковский идентификационный код и ИНН банка, в котором открыт счет.

д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы погашения по Облигациям;

е) указание на налоговый статус владельца и лица, уполномоченного получать суммы погашения по Облигациям.

Владельцы Облигаций, их уполномоченные лица, в том числе депоненты НДЦ, обязаны своевременно предоставлять необходимые сведения в НДЦ и самостоятельно отслеживать полноту и актуальность представляемых в НДЦ сведений, и несут все риски, связанные с непредоставлением / несвоевременным предоставлением сведений.

В случае непредоставления или несвоевременного предоставления в НДЦ информации, необходимой для исполнения Эмитентом обязательств по Облигациям, исполнение таких обязательств производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по Облигациям производится на основании данных НДЦ, в этом случае обязательства Эмитента считаются исполненными в полном объеме и надлежащим образом. В том случае, если предоставленные владельцем или номинальным держателем или имеющиеся в Депозитарии реквизиты банковского счета и иная информация, необходимая для исполнения Эмитентом обязательств по Облигациям, не позволяют Платежному агенту своевременно осуществить перечисление денежных средств, то такая задержка не может рассматриваться в качестве просрочки исполнения обязательств по Облигациям, а владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже. Эмитент в случаях, предусмотренных договором с НДЦ, имеет право требовать подтверждения таких данных данными об учете прав на Облигации.

Не позднее, чем за 1 (один) рабочий день до даты погашения соответствующей части номинальной стоимости Облигаций Эмитент перечисляет необходимые денежные средства на счет Платежного агента.

На основании Перечня владельцев и/или номинальных держателей Облигаций, предоставленного НДЦ, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из держателей Облигаций, уполномоченных на получение сумм погашения каждой части номинальной стоимости Облигаций.

В даты погашения соответствующей части номинальной стоимости Облигаций Платёжный агент перечисляет на счета лиц, уполномоченных на получение сумм погашения соответствующей части номинальной стоимости Облигаций, указанных в Перечне владельцев и/или номинальных держателей Облигаций необходимые денежные средства.

В случае если одно лицо уполномочено на получение сумм погашения соответствующей части номинальной стоимости Облигаций со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Срок погашения облигаций выпуска:

Облигации погашаются последовательно частями в следующие сроки:

в 1274-й день с даты начала размещения каждая Облигация погашается частично в размере 15% от номинальной стоимости,
в 1456-й день с даты начала размещения каждая Облигация погашается частично в размере 15% от номинальной стоимости,
в 1638-й день с даты начала размещения каждая Облигация погашается частично в размере 15% от номинальной стоимости,
в 1820-й день с даты начала размещения каждая Облигация погашается частично в размере 15% от номинальной стоимости,
в 2002-й день с даты начала размещения каждая Облигация погашается частично в размере 20% от номинальной стоимости,
в 2184-й день с даты начала размещения каждая Облигация погашается частично в размере 20% от номинальной стоимости.

Если дата погашения части номинальной стоимости Облигаций приходится на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

Даты начала и даты окончания погашения каждой части номинальной стоимости Облигаций совпадают.

Возможность досрочного погашения, ипотечное покрытие не предусмотрены.

Форма погашения облигаций:

Погашение Облигаций осуществляется денежными средствами в валюте Российской Федерации в безналичном порядке. Возможность выбора владельцами Облигаций формы их погашения не предусмотрена.

Порядок определения дохода, выплачиваемого по каждой облигации:

Купонный доход начисляется на непогашенную часть номинальной стоимости:

- *с первого по седьмой купонный период – непогашенная часть номинальной стоимости составляет 100 % номинальной стоимости;*
- *в восьмой купонный период – непогашенная часть номинальной стоимости составляет 85 % номинальной стоимости;*
- *в девятый купонный период – непогашенная часть номинальной стоимости составляет 70 % номинальной стоимости;*
- *в десятый купонный период – непогашенная часть номинальной стоимости составляет 55 % номинальной стоимости;*
- *в одиннадцатый купонный период – непогашенная часть номинальной стоимости составляет 40 % номинальной стоимости;*
- *в двенадцатый купонный период – непогашенная часть номинальной стоимости составляет 20 % номинальной стоимости.*

Купонный (процентный) период		Размер купонного (процентного) дохода
Дата начала	Дата окончания	
1. Купон: Первый		
Дата начала размещения Облигаций	182 -й (Сто восемьдесят второй) день с даты начала размещения Облигаций.	Размер купонного дохода по каждому купону определяется по следующей формуле: $Kj = Cj*Nom*(T(j) - T(j-1))/(365*100\%)$, где, j - порядковый номер купонного периода, j=1, 2, …11,12; Kj - размер купонного дохода по каждой Облигации (руб.); Nom –непогашенная часть номинальной стоимости одной Облигации на дату начала j-того купонного периода (руб.); Cj - размер процентной ставки j-того купона, в процентах годовых; T(j -1) - дата начала j-того купонного периода; T(j) - дата окончания j-того купонного периода. Размер купонного дохода по каждому купону определяется с точностью до одной копейки (округление второго знака после запятой производится по правилам математического округления, а именно: в случае, если третий знак после запятой больше или равен 5, второй знак после запятой увеличивается на единицу, в случае, если третий знак после запятой меньше 5, второй знак после запятой не изменяется). Процентная ставка по первому купону определяется на Конкурсе, проводимом в дату начала размещения Облигаций , в соответствии с порядком, предусмотренным п.8.3 Решения о выпуске и п. 2.7.(I) Проспекта ценных бумаг.
2. Купон: Второй		
182-й (Сто восемьдесят второй) день с даты начала размещения Облигаций.	364 -й (Триста шестьдесят четвертый) день с даты начала размещения Облигаций.	Порядок определения размера купонного дохода по второму купону аналогичен порядку определения купонного дохода по первому купону. Процентная ставка по второму купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2.(I) Проспекта ценных бумаг.
3. Купон: Третий		
364 -й (Триста шестьдесят четвертый) день с даты начала размещения Облигаций.	546-й (Пятьсот сорок шестой) день с даты начала размещения Облигаций.	Порядок определения размера купонного дохода по третьему купону аналогичен порядку определения купонного дохода по первому купону. Процентная ставка по третьему купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2.(I) Проспекта ценных бумаг.
4. Купон: Четвертый		
546-й (Пятьсот сорок шестой) день с даты начала размещения Облигаций.	728-й (Семьсот двадцать восьмой) день с даты начала размещения Облигаций .	Порядок определения размера купонного дохода по четвертому купону аналогичен порядку определения купонного дохода по первому купону. Процентная ставка по четвертому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2.(I) Проспекта ценных бумаг.
5. Купон: Пятый		
728-й (Семьсот двадцать	910-й (девятьсот десятый)	Порядок определения размера купонного дохода по пятому

восьмой) день с даты начала размещения Облигаций .	*день с даты начала размещения Облигаций.*	*купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по пятому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2.(I) Проспекта ценных бумаг.*

6. Купон: Шестой

910-й (девятьсот десятый) день с даты начала размещения Облигаций.	*1092-й (Одна тысяча девяносто второй) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по шестому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по шестому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2.(I) Проспекта ценных бумаг.*

7. Купон: Седьмой

1092-й (Одна тысяча девяносто второй) день с даты начала размещения Облигаций.	*1274-й (Одна тысяча двести семьдесят четвертый) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по седьмому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по седьмому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2.(I) Проспекта ценных бумаг.*

8. Купон: Восьмой

1274-й (Одна тысяча двести семьдесят четвертый) день с даты начала размещения Облигаций.	*1456-й (Одна тысяча четыреста пятьдесят шестой) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по восьмому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по восьмому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2. (I) Проспекта ценных бумаг.*

9. Купон: Девятый

1456-й (Одна тысяча четыреста пятьдесят шестой) день с даты начала размещения Облигаций.	*1638-й (Одна тысяча шестьсот тридцать восьмой) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по девятому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по девятому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2. (I) Проспекта ценных бумаг.*

10. Купон: Десятый

1638-й (Одна тысяча шестьсот тридцать восьмой) день с даты начала размещения Облигаций.	*1820-й (Одна тысяча восемьсот двадцатый) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по десятому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по десятому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2.(I) Проспекта ценных бумаг.*

11. Купон: Одиннадцатый

1820-й (Одна тысяча восемьсот двадцатый) день с даты начала размещения Облигаций.	*2002-й (Две тысячи второй) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по одиннадцатому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по одиннадцатому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2.(I) Проспекта ценных бумаг.*

12. Купон: Двенадцатый

2002-й (Две тысячи второй) день с даты начала размещения Облигаций.	*2184-й (Две тысячи сто восемьдесят четвертый) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по двенадцатому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по двенадцатому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2.(I) Проспекта ценных бумаг.*

Если дата выплаты купонного дохода по любому из двенадцати купонов по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

В любой день между датой начала размещения и Датой погашения Облигаций (датой погашения последней части номинальной стоимости Облигаций) настоящего выпуска величина накопленного купонного дохода (НКД) рассчитывается по следующей формуле:

*НКД = Nom * Cj * (T - T(j-1))/(365*100%),*

где:

j - порядковый номер купонного периода, j=1,2,...11,12 ;
Nom –непогашенная часть номинальной стоимости одной Облигации на дату расчета НКД (руб.);
Cj - размер процентной ставки j-го купона, в процентах годовых;
T - текущая дата;
T(j-1) - дата начала j-го купонного периода.

НКД рассчитывается с точностью до одной копейки (округление второго знака после запятой производится по правилам математического округления, а именно: в случае, если третий знак после запятой больше или равен 5, второй знак после запятой увеличивается на единицу, в случае, если третий знак после запятой меньше 5, второй знак после запятой не изменяется).

Порядок определения процентных ставок по купонам Облигаций:

1) Процентная ставка по первому купону определяется путем проведения Конкурса на Бирже среди потенциальных покупателей Облигаций в дату начала размещения Облигаций, в соответствии с порядком, предусмотренным п.8.3 Решения о выпуске и п. 2.7. Проспекта ценных бумаг.

2) В случае, если одновременно с утверждением даты начала размещения Облигаций, Совет директоров Эмитента не принимает решение о приобретении Облигаций у их владельцев, процентные ставки по второму и всем последующим купонам Облигаций устанавливаются равными процентной ставке по первому купону и фиксируются на весь срок обращения Облигаций

3) Одновременно с утверждением даты начала размещения Облигаций Совет директоров Эмитента может принять решение о приобретении Облигаций по требованию их владельцев, заявление на приобретение которых поступили от владельцев Облигаций в порядке, установленном в Решении о выпуске ценных бумаг, в течение как минимум последних 5 (Пяти) дней j-го купонного периода (j=1, 2,...11). В случае если Советом директоров Эмитента принято такое решение, процентные ставки по всем купонам Облигаций, порядковый номер которых меньше или равен j, устанавливаются равными процентной ставке по первому купону. Указанная информация, включая порядковые номера купонов, процентная ставка по которым устанавливается равной процентной ставке по первому купону, срок приобретения Облигаций, а также порядковый номер купонного периода (j), в котором владельцы Облигаций могут требовать приобретения Облигаций Эмитентом, доводится до сведения потенциальных приобретателей Облигаций путем опубликования сообщения в следующем порядке и сроки с даты составления Эмитентом протокола собрания (заседания) Совета директоров Эмитента, на котором было принято решение о приобретении Облигаций по требованию их владельцев:

- в ленте новостей - не позднее 1 (Одного) дня;

- на странице в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3 (Трех) дней.

4) Процентная ставка по купонам, размер (порядок определения) которых не был установлен Эмитентом (i=(j+1);..,12), определяется Эмитентом в числовом выражении в Дату установления i-го купона, которая наступает не позднее, чем за 10(десять) календарных дней до даты окончания j-го купонного периода. Эмитент имеет право определить в Дату установления i-го купона ставки любого количества следующих за i-м купоном неопределенных купонов (при этом k - номер последнего из определяемых купонов). Сведения о величине процентной ставки по i-му купону раскрываются Эмитентом в форме сообщения о существенных фактах «Сведения о начисленных и (или) выплаченных доходах по ценным бумагам эмитента» и «Сведения о сроках исполнения обязательств эмитента перед владельцами ценных бумаг» в следующем порядке и сроки с даты составления протокола собрания (заседания) уполномоченного органа Эмитента, на котором принято решение об определении размера соответствующего купона по Облигациям:

- *в ленте новостей - не позднее 1 (Одного) дня;*
- *на странице в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3 (Трех) дней;*
- *в газете «Золотой рог» – не позднее 5 (Пяти) дней.*

при этом данное сообщение должно быть опубликовано не позднее чем за 5 (Пять) рабочих дней до даты окончания купонного периода, предшествующего первому из купонных периодов, по которому согласно вышеуказанному протоколу Эмитентом определяется размер процента (купона).

Сообщение также публикуется в «Приложении к Вестнику ФСФР России».

5) В случае если после объявления процентных ставок купонов (в соответствии с предыдущими подпунктами), у Облигации останутся неопределенными процентные ставки хотя бы по одному из последующих купонов, тогда одновременно с сообщением о величине процентной ставки по i-му купону Эмитент обязан принять решение о приобретении Облигаций по требованию владельцев Облигаций, заявления на приобретение которых поступили от владельцев Облигаций в порядке, установленном в Решении о выпуске ценных бумаг и Проспекте ценных бумаг, в течение как минимум последних 5 (Пяти) дней k-го купонного периода (в случае если Эмитентом определяется ставка только одного i-го купона, i=k).

Указанная информация, включая порядковые номера купонов, процентная ставка по которым определена в Дату установления i-го купона, а также порядковый номер купонного периода (k), в котором будет происходить приобретение Облигаций, доводится до потенциальных приобретателей Облигаций путем опубликования сообщения в следующем порядке и сроки с даты составления Эмитентом протокола собрания (заседания) Совета директоров Эмитента, на котором было принято решение о приобретении Облигаций по требованию их владельцев:

- в ленте новостей - не позднее 1 (Одного) дня;

- на странице в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3 (Трех) дней.

Порядок раскрытия информации о размере процентной ставки по каждому из купонов, размер которых устанавливается Эмитентом после государственной регистрации Отчета об итогах выпуска облигаций:

Сведения о величине процентной ставки по 2, 3, 4, 5, 6, 7, 8, 9, 10,11,12 купонам раскрываются Эмитентом в форме сообщения о существенных фактах «Сведения о начисленных и (или) выплаченных доходах по ценным бумагам эмитента» и «Сведения о сроках исполнения обязательств эмитента перед владельцами ценных бумаг» в следующем порядке и сроки с даты составления протокола собрания (заседания) уполномоченного органа Эмитента, на котором принято решение об определении размера соответствующего купона (размеров соответствующих купонов) по Облигациям:

- в ленте новостей – не позднее 1 (Одного) дня,

- на странице в сети «Интернет» по адресу http://www.dsv.ru - не позднее 3 (Трех) дней;

- в газете «Золотой Рог» - не позднее 5 (Пяти) дней.

Данное сообщение также публикуется в «Приложении к Вестнику ФСФР России».

При этом данное сообщение должно быть опубликовано не позднее чем за 5 (Пять) рабочих дней до даты окончания купонного периода, предшествующего первому из купонных периодов, по которому согласно вышеуказанному протоколу Эмитентом определяется размер процента (купона).

Порядок и срок выплаты дохода по облигациям, включая порядок и срок выплаты каждого купона

порядок и срок выплаты процентов (купона) по облигациям, включая срок выплаты каждого купона:

Купонный (процентный) период		Срок (дата) выплаты купонного (процентного) дохода	Дата составления списка владельцев и/или номинальных держателей Облигаций для выплаты купонного (процентного) дохода
Дата начала	Дата окончания		

1. Купон: Первый

Дата начала размещения Облигаций.	*182-й (Сто восемьдесят второй) день с даты начала размещения Облигаций.*	*182-й (Сто восемьдесят второй)день с даты начала размещения Облигаций. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.*	*Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.*

Порядок выплаты купонного (процентного) дохода:

Выплата купонного дохода по Облигациям производится денежными средствами в валюте Российской Федерации в безналичном порядке лицам, указанным в Перечне владельцев и/или номинальных держателей Облигации, в пользу владельцев Облигаций. Владелец Облигации, если он не является депонентом Депозитария, может уполномочить номинального держателя Облигаций (далее Держатель) получить сумму купонного дохода, выплачиваемого по Облигациям.

Презюмируется, что Держатели Облигаций уполномочены получать купонный доход по Облигациям. Держатели Облигаций и/или иные лица, не уполномоченные своими клиентами получать купонный доход по Облигациям, не позднее чем в 5 (пятый) рабочий день до даты выплаты купонного дохода по Облигациям, передают в Депозитарий список владельцев Облигаций, который должен содержать все реквизиты, содержащиеся в Перечне владельцев и/или номинальных держателей Облигаций, как указано ниже.

Выплата купонного дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6-му (шестому) рабочему дню до даты выплаты купонного дохода по Облигациям (далее по тексту - «Дата составления перечня владельцев и/или номинальных держателей Облигаций в целях выплаты купонного дохода»).

В случае изменения сведений, представленных НДЦ Депонентами НДЦ, не уполномоченными своими клиентами получать купонный доход по Облигациям, по состоянию на Дату составления Перечня владельцев и/или номинальных держателей Облигаций в целях выплаты купонного дохода, соответствующая информация передается в НДЦ в срок не позднее 5 (пятого) рабочего дня до даты выплаты купонного дохода по Облигациям.

Исполнение обязательств по отношению к владельцу, являющемуся таковым на Дату составления перечня владельцев и/или номинальных держателей Облигаций в целях выплаты купонного дохода, признается надлежащим, в том числе в случае отчуждения Облигаций после Даты составления перечня владельцев и/или номинальных держателей держателей Облигаций в целях выплаты купонного дохода. В случае если права владельца на Облигации учитываются номинальным держателем и номинальный держатель уполномочен на получение суммы купонного дохода по Облигациям, то под лицом, уполномоченным получать суммы по Облигациям подразумевается номинальный держатель. В случае если права владельца на Облигации не учитываются номинальным держателем или номинальный держатель не уполномочен владельцем на получение суммы купонного дохода по Облигациям, то под лицом, уполномоченным получать суммы купонного дохода по Облигациям подразумевается владелец.

В том случае, если среди владельцев, уполномочивших номинального держателя на получение купонного дохода по Облигациям, есть нерезиденты и/или физические лица, то номинальный держатель обязан указать в списке владельцев Облигаций в отношении таких лиц следующую информацию:

- *полное наименование/Ф.И.О. владельца Облигаций;*
- *количество принадлежащих владельцу Облигаций ;*
- *полное наименование лица, уполномоченного получать суммы погашения по Облигациям;*
- *место нахождения (или регистрации – для физических лиц) и почтовый адрес, включая индекс, владельца Облигаций ;*
- *реквизиты банковского счета лица, уполномоченного получать суммы погашения по Облигациям ;*

- *идентификационный номер налогоплательщика (ИНН) владельца Облигаций ;*
- *налоговый статус владельца Облигации ;*

в случае если владельцем Облигаций является юридическое лицо-нерезидент:

- *индивидуальный идентификационный номер (ИИН) – при наличии;*

в случае если владельцем Облигаций является физическое лицо:

- *вид, номер, дата и место выдачи документа, удостоверяющего личность владельца Облигаций, наименование органа, выдавшего документ;*
- *номер свидетельства государственного пенсионного страхования владельца Облигаций (при его наличии);*
- *ИНН владельца Облигаций (при его наличии);*
- *число, месяц и год рождения владельца Облигаций.*

Не позднее чем в 4 (четвертый) рабочий день до даты выплаты купонного дохода по Облигациям Депозитарий предоставляет Эмитенту и/или Платежному агенту перечень владельцев и/или номинальных держателей Облигаций, составленный на Дату составления перечня владельцев и/или номинальных держателей Облигаций в целях выплаты купонного дохода, включающий в себя следующие данные:

а) полное наименование лица, уполномоченного получать сумму купонного дохода по Облигациям;

б) количество Облигаций, учитываемых на счете депо лица, уполномоченного получать сумму купонного дохода по Облигациям ;

в) место нахождения и почтовый адрес лица, уполномоченного получать сумму купонного дохода по Облигациям;

г) реквизиты банковского счёта лица, уполномоченного получать сумму купонного дохода по Облигациям , а именно:

- номер счета;

- наименование банка, в котором открыт счет;

- корреспондентский счет банка, в котором открыт счет;

- банковский идентификационный код банка, в котором открыт счет;

д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать сумму купонного дохода по Облигациям ;

е) налоговый статус лица, уполномоченного получать сумму купонного дохода по Облигациям (резидент, нерезидент с постоянным представительством в Российской Федерации, нерезидент без постоянного представительства в Российской Федерации и т.д.).

Владелец или номинальный держатель Облигаций самостоятельно отслеживает полноту и актуальность реквизитов банковского счета, предоставленных им в Депозитарий. В случае непредоставления или несвоевременного предоставления Депозитарию указанных реквизитов, исполнение обязательств производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по Облигациям производится на основании данных Депозитария, в этом случае обязательства Эмитента считаются исполненными в полном объеме и надлежащим образом. В том случае, если предоставленные владельцем или номинальным держателем или имеющиеся в Депозитарии реквизиты банковского счета не позволяют платежному агенту Эмитента своевременно осуществить по ним перечисление денежных средств, то такая задержка в исполнении обязательств Эмитента не может рассматриваться в качестве дефолта, а владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

Не позднее чем за 1 (один) рабочий день до даты выплаты купонного дохода по Облигациям Эмитент перечисляет необходимые денежные средства на счёт платежного агента.

На основании перечня владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, платежный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из владельцев и/или номинальных держателей Облигаций , уполномоченных на получение суммы купонного дохода по Облигациям.

В дату выплаты купонного дохода по Облигациям платежный агент переводит денежные средства в уплату купонного дохода на банковские счета владельцев и/или номинальных держателей Облигаций, указанные в перечне владельцев и/или номинальных держателей Облигаций. В случае, если одно лицо уполномочено на получение суммы купонного дохода по Облигациям со стороны нескольких владельцев Облигаций , то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций. Держатели Облигаций , не являющиеся владельцами Облигаций, перечисляют денежные средства в уплату купонного дохода владельцам Облигаций в порядке, определенном между Держателем Облигаций и владельцем Облигаций.

Обязательства Эмитента по уплате соответствующего купонного дохода по Облигациям считаются исполненными после списания средств со счета Эмитента и/или корреспондентского счета платежного агента в оплату купонного дохода в адрес владельцев и Держателей Облигаций.

2. Купон: Второй

182-й (Сто восемьдесят второй) день с даты начала размещения Облигаций.	*364-й (Триста шестьдесят четвертый) день с даты начала размещения Облигаций.*	*364-й (Триста шестьдесят четвертый) день с даты начала размещения Облигаций. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то*	*Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.*

		выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.	
Порядок выплаты купонного (процентного) дохода: ***Порядок выплаты дохода по второму купону аналогичен порядку выплаты дохода по первому купону.***			

3. Купон: Третий

364-й (Триста шестьдесят четвертый) день с даты начала размещения Облигаций.	***546-й (Пятьсот сорок шестой) день с даты начала размещения Облигаций.***	***546-й (Пятьсот сорок шестой) день с даты начала размещения Облигаций. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.***	***Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям .***
Порядок выплаты купонного (процентного) дохода: ***Порядок выплаты дохода по третьему купону аналогичен порядку выплаты дохода по первому купону.***			

4. Купон: Четвертый

546-й (Пятьсот сорок шестой) день с даты начала размещения Облигаций.	***728-й (Семьсот двадцать восьмой) день с даты начала размещения Облигаций.***	***728-й (Семьсот двадцать восьмой) день с даты начала размещения Облигаций. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.***	***Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.***
Порядок выплаты купонного (процентного) дохода: ***Порядок выплаты дохода по четвертому купону аналогичен порядку выплаты дохода по первому купону.***			

5. Купон: Пятый

728-й (Семьсот двадцать восьмой) день с даты начала размещения Облигаций.	***910-й (Девятьсот десятый) день с даты начала размещения Облигаций.***	***910-й (Девятьсот десятый) день с даты начала размещения Облигаций. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.***	***Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям .***

Порядок выплаты купонного (процентного) дохода: *Порядок выплаты дохода по пятому купону аналогичен порядку выплаты дохода по первому купону.*

6. Купон: Шестой

910-й (Девятьсот десятый) день с даты начала размещения Облигаций.	*1092-й (Одна тысяча девяносто второй) день с даты начала размещения Облигаций.*	*1092-й (Одна тысяча девяносто второй) день с даты начала размещения Облигаций.* *Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.*	*Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.*
Порядок выплаты купонного (процентного) дохода: *Порядок выплаты дохода по шестому купону аналогичен порядку выплаты дохода по первому купону.*			

7. Купон: Седьмой

1092-й (Одна тысяча девяносто второй) день с даты начала размещения Облигаций.	*1274-й (Одна тысяча двести семьдесят четвертый) день с даты начала размещения Облигаций.*	*1274-й (Одна тысяча двести семьдесят четвертый) день с даты начала размещения Облигаций.* *Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.*	*Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям .*
Порядок выплаты купонного (процентного) дохода: *Порядок выплаты дохода по седьмому купону аналогичен порядку выплаты дохода по первому купону.* *Доход по седьмому купону выплачивается одновременно с погашением 15 (пятнадцати) процентов номинальной стоимости Облигаций выпуска.*			

8. Купон: Восьмой

1274-й (Одна тысяча двести семьдесят четвертый) день с даты начала размещения Облигаций.	*1456-й (Одна тысяча четыреста пятьдесят шестой) день с даты начала размещения Облигаций.*	*1456-й (Одна тысяча четыреста пятьдесят шестой) день с даты начала размещения Облигаций.* *Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.*	*Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.*
Порядок выплаты купонного (процентного) дохода:			

Порядок выплаты дохода по восьмому купону аналогичен порядку выплаты дохода по первому купону.   *Доход по восьмому купону выплачивается одновременно с погашением 15 (Пятнадцати) процентов номинальной стоимости Облигаций выпуска.*

9. Купон: Девятый

1456-й (Одна тысяча четыреста пятьдесят шестой) день с даты начала размещения Облигаций.	*1638-й (Одна тысяча шестьсот тридцать восьмой) день с даты начала размещения Облигаций.*	*1638-й (Одна тысяча шестьсот тридцать восьмой) день с даты начала размещения Облигаций.* *Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.*	*Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.*
Порядок выплаты купонного (процентного) дохода: *Порядок выплаты дохода по девятому купону аналогичен порядку выплаты дохода по первому купону.* *Доход по девятому купону выплачивается одновременно с погашением 15 (пятнадцати) процентов номинальной стоимости Облигаций выпуска.*			

10. Купон: Десятый

1638-й (Одна тысяча шестьсот тридцать восьмой) день с даты начала размещения Облигаций.	*1820-й (Одна тысяча восемьсот двадцатый) день с даты начала размещения Облигаций.*	*1820-й (Одна тысяча восемьсот двадцатый) день с даты начала размещения Облигаций.* *Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.*	*Выплата дохода по Облигациям производится в пользу владельцев Облигаций , являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.*
Порядок выплаты купонного (процентного) дохода: *Порядок выплаты дохода по десятому купону аналогичен порядку выплаты дохода по первому купону.* *Доход по десятому купону выплачивается одновременно с погашением 15 (пятнадцати) процентов номинальной стоимости Облигаций выпуска.*			

11. Купон: Одиннадцатый

1820-й (Одна тысяча восемьсот двадцатый) день с даты начала размещения Облигаций.	*2002-й (Две тысячи второй) день с даты начала размещения Облигаций.*	*2002-й (Две тысячи второй) день с даты начала размещения Облигаций.* *Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую*	*Выплата дохода по Облигациям производится в пользу владельцев Облигаций , являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.*

		задержку в платеже.	

Порядок выплаты купонного (процентного) дохода:

Порядок выплаты дохода по одиннадцатому купону аналогичен порядку выплаты дохода по первому купону.

Доход по одиннадцатому купону выплачивается одновременно с погашением 20 (двадцати) процентов номинальной стоимости Облигаций выпуска.

12. Купон: Двенадцатый

2002-й (Две тысячи второй) день с даты начала размещения Облигаций.	*2184-й (Две тысячи сто восемьдесят четвертый) день с даты начала размещения Облигаций.*	*2184-й (Две тысячи сто восемьдесят четвертый) день с даты начала размещения Облигаций.* *Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.*	*Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.*

Порядок выплаты купонного (процентного) дохода:

Порядок выплаты дохода по двенадцатому купону аналогичен порядку выплаты дохода по первому купону.

Доход по одиннадцатому купону выплачивается одновременно с погашением 20 (двадцати) процентов номинальной стоимости Облигаций выпуска.

<u>Порядок и условия приобретения облигаций Эмитентом с возможностью их последующего обращения:</u>

Условия и порядок приобретения облигаций:

Предусмотрена возможность приобретения Облигаций Эмитентом по требованию их владельца (владельцев), а также по соглашению с их владельцем (владельцами) с возможностью их дальнейшего обращения до истечения срока погашения.

I. Возможность, порядок и условия приобретения эмитентом облигаций выпуска по требованиям их владельцев:

В случае если после объявления процентных ставок купонов (в соответствии с подпунктами - п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2(I) А Проспекта ценных бумаг), у Облигации останутся неопределенными процентные ставки хотя бы одного из последующих купонов, тогда одновременно с сообщением о ставках i-го и других определяемых купонов по Облигациям Эмитент обязан обеспечить право владельцев Облигаций требовать от Эмитента приобретения Облигаций в течение как минимум последних 5 (Пяти) дней k-го купонного периода (при этом k - номер последнего из определяемых купонов) (в случае если Эмитентом определяется ставка только одного i-го купона, то i=k).

Эмитент осуществляет приобретение Облигации по требованию их владельцев в течение срока, определяемого согласно соответствующему решению Совета директоров Эмитента.

Указанная информация, включая порядковые номера купонов, процентная ставка по которым определена в Дату установления i-го купона, срок приобретения Облигаций, а также порядковый номер купонного периода (k), в котором будет происходить приобретение Облигаций, доводится до потенциальных приобретателей Облигаций путем опубликования сообщения в следующем порядке и сроки с даты составления Эмитентом протокола собрания (заседания) Совета директоров Эмитента, на котором было принято решение о приобретении Облигаций по требованию их владельцев:

- в ленте новостей – не позднее 1(Одного) дня;

- на странице в сети Интернет по адресу: http://www.dsv.ru не позднее 3 (трех) дней

Сообщение будет содержать следующую информацию:

- размер купона по Облигациям за соответствующий купонный период;

- цена, по которой Эмитент обязуется приобретать Облигации по требованию владельцев Облигаций;

- порядок осуществления приобретения Облигаций;

- количество приобретаемых Облигаций (равное 100% размещенных Облигаций);

- форма и срок оплаты приобретаемых Облигаций;

- срок приобретения Облигаций;

- иные условия приобретения Облигаций Эмитентом, информация о которых должна быть раскрыта в соответствии с нормативно-правовыми актами, регулирующими порядок раскрытия информации эмитентами эмиссионных ценных бумаг.

Эмитент обеспечивает право владельцев Облигаций требовать от Эмитента приобретения Облигаций в течение срока, установленного соответствующим решением Совета директоров Эмитента, который составит как минимум 5 (Пять) последних дней купонного периода, предшествующего купонному периоду, ставка по которому не была определена после государственной регистрации Отчета об итогах выпуска ценных бумаг) (далее – Период предъявления Облигаций к приобретению Эмитентом).

Срок приобретения облигаций или порядок его определения:

Дата Приобретения Облигаций по требованиям их владельцев, заявленным в Период предъявления Облигаций к приобретению Эмитентом, определяется как 3 (Третий) рабочий день купонного периода, по которому процентная ставка устанавливается Эмитентом после государственной регистрации отчета об итогах выпуска Облигаций

Порядок и условия приобретения Эмитентом Облигаций по требованию владельцев Облигаций:

1) Владелец Облигаций, являющийся Участником торгов Биржи действует самостоятельно. В случае, если владелец Облигаций не является Участником торгов Биржи, он заключает соответствующий договор с любым брокером, являющимся Участником торгов Биржи, и дает ему поручение осуществить все необходимые действия для продажи Облигаций Эмитенту. Участник торгов Биржи, действующий за счет и по поручению владельцев Облигаций, а также действующий от своего имени и за свой счет, далее именуется "Держатель".

2) В течение Периода предъявления Облигаций к приобретению Эмитентом Держатель Облигаций должен направить Агенту Эмитента, которым является «Акционерный Коммерческий банк развития связи и информатики» (открытое акционерное общество) (далее – "Агент"), заказным письмом письменное уведомление о намерении продать определенное количество Облигаций (далее - "Уведомление").

Уведомление должно выражать намерение продать Эмитенту Облигации Эмитента настоящего выпуска, а также содержать следующие сведения:

- полное наименование Держателя Облигаций;

- полное наименование владельца Облигаций (в случае, если Держатель Облигаций - Участник торгов Биржи - действует за счет и по поручению владельцев Облигаций);

- государственный регистрационный номер и дату государственной регистрации Облигаций;

- количество предлагаемых к продаже Облигаций (цифрами и прописью).

Уведомление должно быть подписано уполномоченным лицом Держателя Облигаций и скреплено печатью Держателя.

Уведомление считается полученным в дату вручения адресату или отказа адресата от его получения, подтвержденного соответствующим документом.

3) после направления Уведомления Держатель Облигаций подает в Дату Приобретения Облигаций адресную заявку на продажу Облигаций в Систему торгов Биржи в соответствии с Правилами Биржи, адресованную Агенту Эмитента, являющемуся Участником торгов Биржи, с указанием Цены Приобретения Облигаций, и кодом расчетов Т0. Данная заявка должна быть выставлена Держателем в систему торгов с 13 часов 00 минут до 15 часов 00 минут по московскому времени в Дату Приобретения Облигаций Эмитентом. Количество Облигаций, указанное в данной заявке, не должно превышать количества Облигаций, ранее указанного в Уведомлении, направленном Держателем Облигаций Агенту Эмитента.

4) Сделки по Приобретению Эмитентом Облигаций у Держателей Облигаций совершаются через Агента Эмитента в Системе торгов Биржи в соответствии с Правилами Биржи.

Эмитент обязуется в срок не позднее 17 часов 00 минут по московскому времени в Дату Приобретения Облигаций Эмитентом заключить сделки со всеми Держателями Облигаций, от которых были получены Уведомления, путем подачи через своего Агента встречных адресных заявок к заявкам, поданным в соответствии с Решением о выпуске ценных бумаг и Проспектом ценных бумаг и находящимся в Системе торгов к моменту заключения сделки.

Сделки по приобретению Облигаций Эмитентом заключаются в Системе торгов Биржи в соответствии с Правилами Биржи.

В случае, если приобретение Облигаций Эмитентом через Биржу в порядке, предусмотренном Решением о выпуске ценных бумаг и Проспектом ценных бумаг, не будет представляться возможным или будет не соответствовать требованиям законодательства РФ, Эмитент принимает решение об организаторе торговли на рынке ценных бумаг, через которого Эмитент будет заключать сделки по приобретению Облигаций.

В таком случае приобретение Облигаций Эмитентом будет осуществляться в соответствии с нормативными документами, регулирующими деятельность такого организатора торговли на рынке ценных бумаг, а Эмитент одновременно с сообщением об определении ставки по купону должен опубликовать информацию об организаторе торговли на рынке ценных бумаг, через которого Эмитент будет заключать сделки по приобретению Облигаций.

Указанная информация будет включать в себя:

- полное и сокращенное наименование организатора торговли на рынке ценных бумаг,

- его место нахождения,

- сведения о лицензии: номер, дата выдачи, срок действия, орган, выдавший лицензию;

- порядок проведения приобретения в соответствии с правилами организатора торговли.

Эмитент обязан приобрести все Облигации, Уведомления о намерении продать которые и адресные заявки на продажу которых поступили от владельцев в установленный срок.

Цена приобретения (порядок определения цены приобретения в виде формулы с переменными, значения которых не могут изменяться в зависимости от усмотрения эмитента) облигаций:

Эмитент обязуется покупать Облигации по цене равной 100% (Сто процентов) от непогашенной части номинальной стоимости. Данная цена указывается без учета накопленного купонного дохода по Облигациям на Дату приобретения Облигаций, который уплачивается Эмитентом владельцу приобретаемых им Облигаций сверх цены покупки при совершении сделки.

Порядок раскрытия эмитентом информации о приобретении облигаций:

Сообщение о принятом Советом директоров Эмитента решении о приобретении Облигаций, включая информацию о порядковых номерах купонов, процентная ставка по которым устанавливается равной процентной ставке по первому купону, а также порядковый номер купонного периода (j), в котором владельцы Облигаций могут требовать приобретения Облигаций Эмитента, должно быть опубликовано Эмитентом в следующие сроки с даты составления Эмитентом протокола собрания (заседания) Совета директоров Эмитента, на котором было принято решение о приобретении Облигаций по требованию их владельцев:

- в ленте новостей - не позднее 1 (Одного) дня;

- на странице в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3 (Трех) дней.

Сообщение будет содержать следующую информацию:

- цена, по которой Эмитент обязуется приобретать Облигации по требованию владельцев Облигаций;

- порядок осуществления приобретения Облигаций;

- количество приобретаемых Облигаций (равное 100% размещенных Облигаций);

- форма и срок оплаты приобретаемых Облигаций;

- срок приобретения Облигаций;

- иные условия приобретения Облигаций Эмитентом, информация о которых должна быть раскрыта в соответствии с нормативно-правовыми актами, регулирующими порядок раскрытия информации эмитентами эмиссионных ценных бумаг.

Сообщение о принятом Советом директоров Эмитента решении о приобретении Облигаций, включая информацию о порядковых номерах купонов, процентная ставка по которым определена в Дату установления i-го купона, а также порядковый номер купонного периода (k), в котором будет происходить приобретение Облигаций, должно быть опубликовано Эмитентом в следующие сроки с даты составления Эмитентом протокола собрания (заседания) Совета директоров Эмитента, на котором было принято решение о приобретении Облигаций по требованию их владельцев:

- в ленте новостей - не позднее 1 (Одного) дня;

- на странице в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3 (Трех) дней.

Сообщение будет содержать следующую информацию:
- размер купона по Облигациям за соответствующий купонный период;
- цена, по которой Эмитент обязуется приобретать Облигации по требованию владельцев Облигаций;
- порядок осуществления приобретения Облигаций;
- количество приобретаемых Облигаций (равное 100% размещенных Облигаций);
- форма и срок оплаты приобретаемых Облигаций;
- срок приобретения Облигаций;
- иные условия приобретения Облигаций Эмитентом, информация о которых должна быть раскрыта в соответствии с нормативно-правовыми актами, регулирующими порядок раскрытия информации эмитентами эмиссионных ценных бумаг.

В случае приобретения Эмитентом Облигаций выпуска они поступают на счет депо Эмитента в Депозитарии, осуществляющем учет прав на Облигации.

В последующем приобретенные Эмитентом Облигации могут быть вновь выпущены в обращение на вторичный рынок до истечения их срока погашения (погашения последней части номинальной стоимости Облигаций) (при условии соблюдения Эмитентом требований законодательства Российской Федерации).

Сообщение об исполнении Эмитентом обязательств по приобретению Облигаций Эмитента публикуется в форме сообщения о существенном факте «Сведения о сроках исполнения обязательств перед владельцами ценных бумаг эмитента» в следующие сроки с даты, в которую соответствующее обязательство должно быть исполнено:

- *в ленте новостей - не позднее 1 (одного) дня;*
- *на странице в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3(трех) дней;*
- *в газете «Золотой рог» - не позднее 5 (пяти) дней.*

Данное сообщение также публикуется в «Приложении к Вестнику ФСФР России».

II. Возможность приобретения эмитентом облигаций выпуска по соглашению с их владельцами:

Совет директоров Эмитента в соответствии с его Уставом может принимать отдельные решения о приобретении Облигаций. Такое решение принимается Советом директоров Эмитента с утверждением цены, срока и порядка приобретения Облигаций, включая порядок оплаты приобретаемых Облигаций.

Срок приобретения облигаций или порядок его определения:

Эмитент осуществляет приобретение Облигации по соглашению с их владельцами в течение срока, определяемого согласно соответствующему решению уполномоченного органа Эмитента.
Срок приобретения Облигаций не может наступать ранее даты регистрации Отчета об итогах выпуска ценных бумаг.

Порядок раскрытия эмитентом информации о приобретении облигаций:

Сообщение владельцам Облигаций о принятом Советом директоров Эмитента решении о приобретении Облигаций по соглашению с их владельцами публикуется в течение 5 (Пяти) дней с даты принятия Эмитентом соответствующего решения, но не позднее, чем за 7 (Семь) дней до начала срока принятия предложения приобретении Облигаций, в следующем порядке:

- *в ленте новостей - не позднее 1 (одного) дня;*
- *на странице в сети «Интернет» по адресу http://www.dsv.ru - не позднее 3 (трех) дней;*
- *в газете «Золотой рог» - не позднее 5 (пяти) дней.*

Сообщение владельцам Облигаций о принятом Советом директоров Эмитента решении о приобретении Облигаций должно содержать следующую информацию:

- дату принятия решения о приобретении Облигаций;

- идентификационные признаки Облигаций, государственный регистрационный номер и дату государственной регистрации выпуска Облигаций;

- *дату начала приобретения Эмитентом Облигаций;*
- *дату окончания приобретения Облигаций;*

- цену приобретения Облигаций или порядок ее определения;

- количество приобретаемых Облигаций;

- порядок приобретения Облигаций, в том числе срок подачи заявок на приобретение,

- форму и срок оплаты;

В случае приобретения Эмитентом Облигаций они поступают на счет депо Эмитента в Депозитарии, осуществляющем учет прав на Облигации.

В последующем приобретенные Эмитентом Облигации могут быть вновь выпущены в обращение на вторичный рынок до истечения их срока погашения (при условии соблюдения Эмитентом требований законодательства Российской Федерации).

В случае принятия владельцами Облигаций предложения об их приобретении Эмитентом в отношении большего количества Облигаций, чем указано в таком предложении, Эмитент приобретает Облигации у владельцев пропорционально заявленным требованиям при соблюдении условия о приобретении только целых Облигаций.

Иные условия приобретения Облигаций отсутствуют.

Сообщение об исполнении Эмитентом обязательств по приобретению Облигаций Эмитента публикуется в форме сообщения о существенном факте «Сведения о сроках исполнения обязательств перед владельцами ценных бумаг эмитента» в следующие сроки с даты, в которую соответствующее обязательство должно быть исполнено:

- *в ленте новостей - не позднее 1 (одного) дня;*
- *на странице в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3(трех) дней;*
- *в газете «Золотой рог» - не позднее 5 (пяти) дней.*

Данное сообщение также публикуется в «Приложении к Вестнику ФСФР России».

Порядок размещения ценных бумаг:

Порядок и условия заключения гражданско-правовых договоров (порядок и условия подачи и удовлетворения заявок) в ходе размещения ценных бумаг:

Размещение Облигаций проводится путём заключения сделок купли-продажи Облигаций по Цене размещения Облигаций, указанной в п. 8.4. Решения о выпуске ценных бумаг, п.2.4.(I) и 9.2. (I) Проспекта ценных бумаг.

Сделки при размещении Облигаций заключаются с использованием системы торгов Закрытого акционерного общества «Фондовая биржа ММВБ» (далее – Биржа, ФБ ММВБ) путём удовлетворения заявок на покупку Облигаций, поданных с использованием системы торгов Биржи в соответствии с Правилами проведения торгов Биржи (далее– Правила Биржи).

Размещение Облигаций осуществляется через посредника (Андеррайтера), которым является Межрегиональный коммерческий банк развития связи и информатики (открытое акционерное общество) , действующего от своего имени, но по поручению и за счёт Эмитента.

Решение об одобрении заключаемой в ходе размещения Облигаций сделки купли-продажи Облигаций, в совершении которой имеется заинтересованность, должно быть принято до ее заключения в порядке, установленном федеральными законами.

Торги при размещении Облигаций будут проводиться в форме конкурса по определению ставки первого купона Облигаций (далее Конкурс), а после подведения итогов Конкурса и удовлетворения заявок, поданных в ходе Конкурса, - путем заключения сделок на основании адресных заявок, выставляемых Участниками торгов Биржи в адрес Андеррайтера, удовлетворяющего их путем подачи встречных адресных заявок.

Заключение сделок по размещению Облигаций начинается после подведения итогов Конкурса и заканчивается в дату окончания размещения Облигаций.

Конкурс начинается и заканчивается в дату начала размещения Облигаций. В день проведения Конкурса Участники торгов подают заявки на покупку Облигаций с кодом расчетов Т0 с использованием системы торгов Биржи как за свой счет, так и за счет и по поручению клиентов. Время и порядок подачи заявок на конкурс по определению процентной ставки по первому купону устанавливается ФБ ММВБ.

Заявки на приобретение Облигаций направляются Участниками торгов в адрес Андеррайтера.
Заявка на приобретение должна содержать следующие значимые условия:
- цена покупки;
- количество Облигаций;
- величина процентной ставки по первому купону (величина процентной ставки по первому купону, при объявлении которой Эмитентом, потенциальный инвестор был бы готов купить количество Облигаций, указанных в заявке, по цене, объявленной в заявке);
- прочие параметры в соответствии с Правилами Биржи.
В качестве цены покупки должна быть указана Цена размещения Облигаций, установленная Решением о выпуске ценных бумаг и Проспектом ценных бумаг (т.е. 100 % от номинальной стоимости).
Величина процентной ставки должна быть выражена в процентах годовых с точностью до одной сотой процента.
Заявки, не соответствующие изложенным выше требованиям, к участию в Конкурсе не допускаются.

Время проведения операций в рамках Конкурса и заключения сделок по их размещению устанавливается Биржей по согласованию с Эмитентом и/или Андеррайтером.

В случае если потенциальный покупатель не является Участником торгов Биржи, он должен заключить соответствующий договор с любым брокером, являющимся Участником торгов Биржи, и дать ему поручение на приобретение Облигаций.

Потенциальный покупатель Облигации, являющийся Участником торгов Биржи, действует самостоятельно.

Потенциальный покупатель Облигаций обязан открыть соответствующий счёт депо в Некоммерческом партнерстве «Национальный депозитарный центр» или в другом депозитарии, являющемся депонентом по отношению к НДЦ. Порядок и сроки открытия счетов депо определяются положениями регламентов соответствующих депозитариев.

По окончании периода сбора заявок на Конкурс Биржа составляет Сводный реестр введенных и неснятых Участниками торгов Биржи на момент окончания периода сбора заявок на Конкурсе (далее Сводный реестр) и передает его Андеррайтеру и/или Эмитенту.

Сводный реестр заявок содержит все значимые условия каждой заявки – цену приобретения, количество ценных бумаг, дату и время поступления заявки, номер заявки, величину приемлемой процентной ставки по первому купону, а также иные реквизиты в соответствии с Правилами Биржи

Не одобренные заранее в установленном законодательством порядке сделки купли-продажи Облигаций, в совершении которых имеется заинтересованность, Эмитентом не заключаются. В этом случае на основании письменного заявления Эмитента в адрес Андеррайтера поданная заявка на покупку Облигаций не удовлетворяется (заявка отклоняется).

Эмитент, исходя из общего объема поданных заявок и указанных в них процентных ставок первого купона, принимает решение о величине процентной ставки по первому купону. Эмитент сообщает о принятом решении Бирже в письменном виде не позднее, чем за 30 минут до направления информации для опубликования в ленте новостей. После публикации сообщения о величине процентной ставки по первому купону в ленте новостей, Эмитент информирует Андеррайтера о величине процентной ставки по первому купону. Андеррайтер извещает Участников торгов Биржи о величине процентной ставки по первому купону, установленной Эмитентом, при помощи системы торгов Биржи путем отправки электронных сообщений всем Участникам торгов.

Информация о процентной ставке по первому купону раскрывается в сроки и порядке, предусмотренном в п. 11 Решения о выпуске ценных бумаг.

После определения процентной ставки по первому купону Андеррайтер по поручению Эмитента удовлетворяет полученные заявки путем выставления встречных адресных заявок на продажу Облигаций по номинальной стоимости, в которых указывается количество Облигаций, указанных в соответствующей заявке на покупку.

Заявки удовлетворяются на условиях приоритета купонной ставки, указанной в поданных на Конкурс заявках, адресованных Андеррайтеру (т.е. заявки с более низкой купонной ставкой удовлетворяются в первую очередь).

Если с одинаковой купонной ставкой зарегистрировано несколько поданных на Конкурс заявок, то в первую очередь удовлетворяются заявки, поданные ранее по времени.

В случае, если объем последней из удовлетворяемых заявок превышает количество Облигаций, оставшихся неразмещенными, то данная заявка на покупку удовлетворяется в размере неразмещенного остатка Облигаций.

В случае размещения всего объёма Облигаций удовлетворение последующих заявок на приобретение Облигаций не производится.

По окончании периода удовлетворения заявок на Конкурсе все неудовлетворенные заявки на покупку Облигаций снимаются из Системы торгов Биржи.

После подведения итогов Конкурса и удовлетворения заявок, поданных в ходе Конкурса, заключение сделок с Облигациями при размещении, при условии их неполного размещения в ходе Конкурса (далее–доразмещение), осуществляется на основании адресных заявок, выставляемых Участниками торгов Биржи в адрес Андеррайтера, удовлетворяющего их путем подачи встречных адресных заявок. Участники торгов Биржи, действующие от своего имени и за свой счет, либо от своего имени, но за счет и по поручению потенциальных покупателей, не являющихся Участниками торгов Биржи, в любой рабочий день в течение срока размещения Облигаций могут подать Андеррайтеру заявку на покупку Облигаций размещаемого выпуска с указанием количества Облигаций, которое планируется приобрести.

Обязательные реквизиты, которые должна содержать заявка на покупку Облигаций, подаваемая Участником торгов Биржи в период доразмещения Облигаций:
- цена покупки;
- количество Облигаций;
- величина процентной ставки, установленная по первому купону;
- прочие параметры в соответствии с Правилами проведения торгов Биржи.

Начиная со второго дня размещения Облигаций выпуска, покупатель при совершении сделки купли-продажи Облигаций дополнительно уплачивает накопленный купонный доход по Облигациям (НКД), который рассчитывается в соответствии с п. 8.4. Решения о выпуске ценных бумаг и п. 9.1.2 (I) Проспекта ценных бумаг.

Время и порядок подачи заявок при доразмещении устанавливается Биржей по согласованию с Эмитентом и Андеррайтером.

Андеррайтер информирует потенциальных покупателей о текущем количестве неразмещенных Облигаций на его счетах путем выставления в системе торгов Биржи безадресных заявок.

Поданные заявки на покупку Облигаций удовлетворяются Андеррайтером в полном объеме в случае, если количество Облигаций в заявке на покупку не превосходит количества неразмещенных Облигаций. В случае, если объем заявки на покупку Облигаций превышает количество Облигаций, оставшихся неразмещёнными, то данная заявка на покупку ценных бумаг удовлетворяется в размере неразмещённого остатка Облигаций.

В случае размещения всего объёма Облигаций удовлетворение последующих заявок на приобретение Облигаций не производится.

Обязательным условием приобретения Облигаций при их размещении является резервирование денежных средств покупателя на счёте Участника торгов Биржи, от имени которого подана заявка, в Небанковской кредитной организации закрытое акционерное общество "Расчетная палата Московской межбанковской валютной биржи" («Расчетная Палата ММВБ»). При этом денежные средства должны быть зарезервированы в сумме, достаточной для полной оплаты Облигаций, указанных в заявках на приобретение Облигаций, с учётом всех комиссионных сборов.

Сделки купли-продажи, заключенные путем удовлетворения Андеррайтером заявок, регистрируются Биржей в дату их заключения.

Датой исполнения сделки является день, в который в соответствии с установленным кодом расчетов Участники торгов Биржи обязаны исполнить обязательства по заключенной сделке в соответствии с Правилами торгов Биржи и/или Правилами клиринга клиринговой организации - ЗАО ММВБ. Сделки при размещении Облигаций выпуска осуществляются на условиях «поставка против платежа» (код расчетов Т0), то есть датой исполнения сделки с Облигациями является день ее заключения. При этом при заключении сделки осуществляется процедура контроля ее обеспечения. Документом, подтверждающим заключение Участником торгов Биржи сделки, является выписка из реестра сделок Биржи, в которой отражаются все сделки, заключенные Участником торгов Биржи в течение торгового дня Биржи.

До начала размещения ценных бумаг Эмитент представляет Андеррайтеру список лиц, сделки с которыми могут быть признаны сделками с заинтересованностью, с указанием тех лиц из указанного списка, сделки с которыми были заранее одобрены Эмитентом. При размещении Облигаций соблюдаются условия, предусмотренные п. 6.4.4 «Стандартов эмиссии ценных бумаг и регистрации проспектов ценных бумаг», утвержденных Приказом ФСФР России от 16.03.2005 №05-4/пз-н.

Изменение и/или расторжение договоров, заключенных при размещении Облигаций, осуществляется по основаниям и в порядке, предусмотренном гл. 29 Гражданского кодекса РФ.

Возможность преимущественного приобретения размещаемых ценных бумаг:

Возможность преимущественного приобретения размещаемых ценных бумаг не предусмотрена.

Порядок внесения приходной записи по счету депо первого приобретателя в депозитарии, осуществляющем обязательное централизованное хранение ценных бумаг выпуска:

Размещенные через организатора торговли Облигации зачисляются Некоммерческим партнерством «Национальный депозитарный центр» (далее – Депозитарий НДЦ) или другим депозитарием, являющемся депонентом по отношению к Депозитарию, на счета депо покупателей Облигаций в дату совершения операции купли-продажи.

Приходная запись по счету депо первого приобретателя в депозитарии, осуществляющем централизованное хранение, вносится на основании поручений, поданных клиринговой организацией, обслуживающей расчеты по сделкам, оформленным в процессе размещения Облигаций через организатора торговли на рынке ценных бумаг. Размещенные Облигации зачисляются Депозитариями на счета депо

покупателей Облигаций в соответствии с условиями осуществления клиринговой деятельности клиринговой организации и условиями осуществления депозитарной деятельности Депозитариев.

Облигации размещаются посредством подписки путем проведения торгов специализированной организацией - организатором торговли на рынке ценных бумаг, в т.ч. фондовой биржей:

Полное фирменное наименование: *Закрытое акционерное общество «Фондовая биржа ММВБ»*

Сокращенное фирменное наименование: *ЗАО «ФБ ММВБ»*

Место нахождения: *Россия, 125009, г. Москва, Большой Кисловский пер., д. 13*

Номер лицензии фондовой биржи: *077-07985-000001*

Дата выдачи лицензии: *15.09.2004*

Срок действия лицензии: *до 15.09.2007*

Орган, выдавший указанную лицензию: *Федеральная служба по финансовым рынкам*

Размещение ценных бумаг осуществляется Эмитентом с привлечением профессионального участника рынка ценных бумаг, оказывающего Эмитенту услуги по размещению ценных бумаг (Андеррайтера):

Полное фирменное наименование: *Межрегиональный коммерческий банк развития связи и информатики (открытое акционерное общество)*

Сокращенное фирменное наименование: *ОАО АКБ «Связь-Банк»*

Место нахождения: *Россия, 125375, г. Москва, ул. Тверская, 7*

Номер Генеральной лицензии на осуществление банковской деятельности кредитной организации *1470*

Дата выдачи: *15.11.2002*

Срок действия до: *бессрочная лицензия*

Лицензирующий орган: *Центральный Банк Российской Федерации*

Номер лицензии: *Лицензия профессионального участника рынка ценных бумаг № 077-08209-100000 на осуществление брокерской деятельности*

Дата выдачи: *28 декабря 2004 г.*

Срок действия до: *28 декабря 2007 г.*

Лицензирующий орган: *ФСФР России*

Основные функции посредника при размещении (Андеррайтера):

Андеррайтер действует на основании договора с Эмитентом о выполнении функций агента по размещению ценных бумаг на ЗАО «ФБ ММВБ». По условиям указанного договора функциями Андеррайтера в частности являются:

- удовлетворение заявок на покупку Облигаций по поручению и за счет Эмитента в соответствии с условиями договора и процедурой, установленной Решением о выпуске ценных бумаг и Проспектом ценных бумаг;

- совершение от имени и за счет Эмитента действий, связанных с допуском Облигаций к размещению на Бирже;

- информирование Эмитента о количестве фактически размещенных Облигаций, а также о размере полученных от продажи Облигаций денежных средств.

- перечисление денежных средств, получаемых Андеррайтером от приобретателей Облигаций в счет их оплаты, на расчетный счет Эмитента в соответствии с условиями заключенного договора между Эмитентом и Андеррайтором.

- осуществление иных действий, необходимых для исполнения своих обязательств по размещению Облигаций, в соответствии с законодательством Российской Федерации и договором между Эмитентом и Андеррайтером.

Договором между Андеррайтером и Эмитентом не предусмотрено обязательство Андеррайтера по приобретению размещаемых Облигаций Эмитента.

Summary of the OJSC Far-Eastern Telecommunication Company Resolution Authorizing Issue of 1,500,000 interest bearing certified nonconvertible bearer bonds serial number D3 with obligatory centralized storage at nominal value of a bond RUR 1,000 (the "Resolution")

The Resolution provides information about issue of 1,500,000 bonds by Far-Eastern Telecommunication Company (the "Issuer").

The Resolution authorizing the issue was adopted by the Board of Directors of the Issuer on March 3, 2006 (Minutes No. 20).

Pursuant to the Resolution the Issuer issues 1,500,000 interest bearing certified nonconvertible bearer bonds. Nominal value of one bond – RUR 1,000. Aggregated nominal value of the bonds issued is RUR 1,500,000,000. The bonds are placed by means of a public offering. Circulation period is determined as 1092 days.

Starting from the second day of placement a buyer while purchasing the bonds is to pay Accumulated coupon income (ACI) calculated using the following formula:

ACI = N * C1 * (T - T0)/ 365/ 100%, where

N – nominal value of a bond (in RUR);

C1 – first coupon rate of interest (in percentage);

T – date on which ACI calculated;

T0 – the date of launch of the placement.

The entire issue is confirmed by a single certificate to be kept by National Depositary Center.

Income on securities is fixed in form of interest on the bond's nominal value.

The bonds are to be matured on the following dates:
the first 20% of issue nominal value is to be matured on the 546th day from launch of the placement;
the second 20% of issue nominal value is to be matured on the 728th day from launch of the placement;
the following 30% of issue nominal value is to be matured on the 910th day from launch of the placement;
the following 30% of issue nominal value is to be matured on the 1092nd day from launch of the placement.

The Resolution outlines the relevant maturity and payment procedures. Interest and face value of the bonds is to be paid in cash; no redemption may take place. The guarantor on the entire bond issue is "Integrator.ru" CJSC. The guarantor's liability is limited by the maximum amount of the combined nominal value of the issue (RUR 1,500,000,000) and the combined amount of coupon yield generated by these bonds.

Full text of the Resolution in Russian is enclosed herewith.

Зарегистрировано 4 мая 2006 г.
государственный регистрационный номер

4	—	1	1	—	3	0	1	6	6	—	F

ФСФР России

(указывается наименование регистрирующего органа)

Заместитель руководителя С.К.Харламов
(подпись уполномоченного лица)
(печать регистрирующего органа)

РЕШЕНИЕ О ВЫПУСКЕ ЦЕННЫХ БУМАГ

Открытое акционерное общество
«Дальневосточная компания электросвязи»

неконвертируемые процентные документарные облигации на предъявителя серии Д3 с обязательным централизованным хранением в количестве 1 500 000 (Один миллион пятьсот тысяч) штук номинальной стоимостью 1000 (Одна тысяча) рублей каждая, сроком погашения первых 20% номинальной стоимости облигаций выпуска в 546-й день с даты начала размещения облигаций выпуска; вторых 20 % номинальной стоимости облигаций выпуска в 728-й день с даты начала размещения облигаций выпуска; третьих 30% номинальной стоимости облигаций выпуска в 910-й день с даты начала размещения облигаций выпуска; четвертых 30% номинальной стоимости облигаций выпуска в 1092-й день с даты начала размещения облигаций выпуска,

способ размещения – открытая подписка.

Утверждено Советом директоров Открытого акционерного общества «Дальневосточная компания электросвязи»
«03» марта 2006 г. Протокол № 20 от 06 марта 2006 г.
на основании решения Совета директоров Открытого акционерного общества «Дальневосточная компания электросвязи» о размещении облигаций
«03» марта 2006 г. Протокол № 20 от 06 марта 2006 г.

Место нахождения эмитента: *690950, г. Владивосток, ГСП, ул. Светланская, 57*
Почтовый адрес эмитента: *690950, г. Владивосток, ГСП, ул. Светланская, 57*
Контактные телефоны: *(4232) 222-864*
Факс: *(4232) 222-864*

И.О. Генерального директора
Открытого акционерного общества
«Дальневосточная компания электросвязи»,
действующий на основании приказа №39-Л от 13.02.2006 ____________________ /Колпаков А.Ю./

«03» марта 2006 г. М.П.

Исполнение обязательств по облигациям настоящего выпуска обеспечивается поручительством в соответствии с условиями, указанными в настоящем решении о выпуске облигаций.

Лицо, предоставившее обеспечение по облигациям:
Закрытое акционерное общество «Интегратор.ру»

Генеральный директор
Закрытого акционерного общество «Интегратор.ру» ____________________ /Скрыльников А.М./
«03» марта 2006 г. М.П.

1. Вид, категория (тип) ценных бумаг.
Вид ценных бумаг: ***облигации***
Серия: ***Д3***
Иные идентификационные признаки облигаций выпуска:
процентные неконвертируемые
Полное наименование ценных бумаг выпуска: ***неконвертируемые процентные документарные облигации на предъявителя серии Д3 с обязательным централизованным хранением (далее – Облигации, Облигации серии Д3)***

2. Форма ценных бумаг.
документарные (на предъявителя с обязательным централизованным хранением)

3. Указание на обязательное централизованное хранение.

Предусмотрено обязательное централизованное хранение Облигаций.

Сведения о депозитарии, который будет осуществлять централизованное хранение размещаемых ценных бумаг:

Полное и сокращенное фирменные наименования: ***Некоммерческое партнерство «Национальный депозитарный центр», НДЦ***

Место нахождения: ***г. Москва, Средний Кисловский пер., д. 1/13, строение 4***

Номер лицензии на осуществление депозитарной деятельности: ***177-03431-000100***

Дата выдачи: ***4.12.2000***

Срок действия до: ***бессрочная лицензия***

Орган, выдавший лицензию профессионального участника рынка ценных бумаг на осуществление депозитарной деятельности: ***ФКЦБ России***

Выпуск всех Облигаций оформляется одним сертификатом, подлежащим обязательному централизованному хранению в Некоммерческом партнерстве "Национальный депозитарный центр" (далее –«Депозитарий», «НДЦ»).

Выдача отдельных сертификатов Облигаций на руки владельцам Облигаций не предусмотрена. Владельцы Облигаций не вправе требовать выдачи сертификата на руки.
Учет и удостоверение прав на Облигации, учет и удостоверение передачи Облигаций, включая случаи обременения Облигаций обязательствами, осуществляется Депозитарием, и депозитариями, являющимися депонентами по отношению к Депозитарию (далее именуемые совместно - "Депозитарии").

Права собственности на Облигации подтверждаются выписками по счетам депо, выдаваемыми Депозитарием и Депозитариями держателям Облигаций.

Право собственности на Облигации переходит к новому владельцу Облигаций в момент внесения приходной записи по счету депо приобретателя Облигаций в Депозитарии и Депозитариях.

Списание Облигаций со счетов депо при их погашении производится после исполнения Эмитентом всех обязательств перед владельцами Облигаций по выплате доходов и номинальной стоимости Облигаций.

Погашение сертификата Облигаций производится после списания всех Облигаций со счетов депо.

Порядок учета и перехода прав на документарные эмиссионные ценные бумаги с обязательным централизованным хранением регулируется Федеральным законом от 22.04.96 № 39-ФЗ "О рынке ценных бумаг", а также нормативными правовыми актами федерального органа исполнительной власти по рынку ценных бумаг и внутренними документами Депозитариев.

Согласно Закону "О рынке ценных бумаг":

В случае хранения сертификатов предъявительских документарных ценных бумаг и / или учета прав на такие ценные бумаги в депозитарии право на предъявительскую документарную ценную бумагу переходит к приобретателю в момент осуществления приходной записи по счету депо приобретателя. Права, закрепленные эмиссионной ценной бумагой, переходят к их приобретателю с момента перехода прав на эту ценную бумагу.

В случае хранения сертификатов документарных эмиссионных ценных бумаг в депозитариях права, закрепленные ценными бумагами, осуществляются на основании предъявленных этими депозитариями сертификатов по поручению, предоставляемому депозитарными договорами владельцев, с приложением списка этих владельцев. Эмитент в этом случае обеспечивает реализацию прав по предъявительским ценным бумагам лица, указанного в этом списке.

В случае если данные о новом владельце такой ценной бумаги не были сообщены Депозитарию выпуска Облигаций или номинальному держателю Облигаций к моменту составления Списка владельцев и/или номинальных держателей Облигаций для исполнения обязательств Эмитента по Облигациям, исполнение обязательств по отношению к владельцу, внесенному в Список владельцев и/или номинальных держателей

Облигаций, признается надлежащим. Ответственность за своевременное уведомление лежит на приобретателе Облигации.

В соответствии с Положением о депозитарной деятельности в РФ, утвержденным Постановлением ФКЦБ России от 16 октября 1997 г. N 36 (далее - Положение):
Депозитарий обязан обеспечить обособленное хранение ценных бумаг и (или) учет прав на ценные бумаги каждого клиента (депонента) от ценных бумаг других клиентов (депонентов) депозитария, в частности, путем открытия каждому клиенту (депоненту) отдельного счета депо.
Совершаемые Депозитарием записи о правах на ценные бумаги удостоверяют права на ценные бумаги, если в судебном порядке не установлено иное.
Депозитарий обязан совершать операции с ценными бумагами клиентов (депонентов) только по поручению этих клиентов (депонентов) или уполномоченных ими лиц, включая попечителей счетов, и в срок, установленный депозитарным договором. Депозитарий обязан осуществлять записи по счету депо клиента (депонента) только при наличии документов, являющихся в соответствии Положением и иными нормативными правовыми актами и депозитарным договором, основанием для совершения таких записей.
Основанием совершения записей по счету депо клиента (депонента) являются:

- *поручение клиента (депонента) или уполномоченного им лица, включая попечителя счета, отвечающее требованиям, предусмотренным в депозитарном договоре;*
- *в случае перехода права на ценные бумаги не в результате гражданско-правовых сделок- документы, подтверждающие переход прав на ценные бумаги в соответствии с действующими законами и иными нормативными правовыми актами.*

Депозитарий обязан регистрировать факты обременения ценных бумаг клиентов (депонентов) залогом, а также иными правами третьих лиц в порядке, предусмотренном депозитарным договором.
Права на ценные бумаги, которые хранятся и (или) права на которые учитываются в депозитарии, считаются переданными с момента внесения Депозитарием соответствующей записи по счету депо клиента (депонента). Однако при отсутствии записи по счету депо заинтересованное лицо не лишается возможности доказывать свои права на ценную бумагу, ссылаясь на иные доказательства.
В случае изменения действующего законодательства и/или нормативных правовых актов федерального органа исполнительной власти по рынку ценных бумаг, порядок учета и перехода прав на Облигации будет осуществляться с учетом изменившихся требований законодательства и/или нормативных правовых актов федерального органа исполнительной власти по рынку ценных бумаг.

4. Номинальная стоимость каждой ценной бумаги выпуска

1 000 (Одна тысяча) рублей.

5. Количество ценных бумаг выпуска

1 500 000 (Один миллион пятьсот тысяч) штук.
Выпуск Облигаций не предполагается размещать траншами.

6. Общее количество ценных бумаг данного выпуска, размещенных ранее

Ценные бумаги данного выпуска, размещенные ранее, отсутствуют.

7. Права владельца каждой ценной бумаги выпуска

7.1. ***Не указывается для данного вида ценных бумаг.***

7.2. ***Не указывается для данного вида ценных бумаг.***

7.3.

Владелец Облигации имеет право на получение всех частей номинальной стоимости Облигации в порядке и сроки, установленные в п. 9 Решения о выпуске ценных бумаг и п. 9.1.2. (II) Проспекта ценных бумаг.

Владелец Облигации имеет право на получение фиксированного в ней процента от соответствующей части номинальной стоимости Облигации (купонного дохода), порядок определения размера которого указан в п. 9.3 Решения о выпуске ценных бумаг, п. 9.1.2. (II) Проспекта ценных бумаг, а сроки выплаты в п. 9.4 Решения о выпуске ценных бумаг, п. 9.1.2. (II) Проспекта ценных бумаг.

Владелец Облигации имеет право на получение непогашенной части номинальной стоимости при реорганизации, ликвидации либо банкротстве Эмитента в порядке, предусмотренном действующим законодательством Российской Федерации. Под непогашенной частью номинальной стоимости Облигации выше и далее понимается разница между номинальной стоимостью Облигации выпуска и выплаченной

владельцам в соответствии с Решением о выпуске ценных бумаг и Проспектом ценных бумаг частью номинальной стоимости Облигации.

Владелец Облигации имеет право свободно продавать и иным образом отчуждать Облигацию. Владелец Облигации, купивший Облигацию при первичном размещении, не имеет права совершать сделки с Облигацией до момента регистрации отчета об итогах выпуска ценных бумаг в соответствии с действующим законодательством Российской Федерации.

Все задолженности Эмитента по Облигациям настоящего выпуска будут юридически равны и в равной степени обязательны к исполнению в отношении всех владельцев Облигаций.

В случае неисполнения Эмитентом обязательства по выплате купонного дохода и/или соответствующей части номинальной стоимости Облигаций (в том числе дефолта, технического дефолта) владельцы и/или номинальные держатели Облигаций, если последние соответствующим образом уполномочены владельцами Облигаций, имеют право обратиться к Эмитенту с требованием выплаты купонного дохода и/или соответствующей части номинальной стоимости Облигаций и процентов в соответствии со ст. 395 ГК РФ, а также в суд (арбитражный суд). В случае неисполнения Эмитентом обязательства по выплате купонного дохода и/или соответствующей части номинальной стоимости Облигаций владельцы Облигаций также имеют право обратиться с требованием о выплате купонного дохода и/или соответствующей части номинальной стоимости Облигаций к лицу, предоставившему обеспечение по выпуску Облигаций в порядке, предусмотренном в п. 12 Решения о выпуске ценных бумаг и п. 9.1.2. (II) Проспекта ценных бумаг. Лицом, предоставившим обеспечение по данному выпуску Облигаций, является Закрытое акционерное общество «Интегратор.ру».

Местонахождение: ***Российская Федерация, 690950, г. Владивосток, ул.Светланская, д.57***

Почтовый адрес: ***Российская Федерация, 690950, г. Владивосток, ул.Светланская, д.57***

Идентификационный номер налогоплательщика: ***7710504333***

Сведения об обеспечении исполнения обязательства по выплате купонного дохода и/или соответствующей части номинальной стоимости Облигаций и порядок действий владельцев и/или номинальных держателей Облигаций в случае отказа Эмитента от исполнения своих обязательств по выплате купонного дохода и/или соответствующей части номинальной стоимости Облигаций (в том числе дефолта, технического дефолта) описаны в п. 9.7 Решения о выпуске ценных бумаг и п. 9.1.2 (II). Проспекта ценных бумаг.

С переходом прав на Облигации права, вытекающие из предоставленного обеспечения, переходят к новому владельцу. Передача прав, возникших из предоставленного обеспечения, без передачи прав на Облигацию является недействительной.

Владелец Облигации имеет право на возврат средств инвестирования в случае признания выпуска Облигаций несостоявшимся или недействительным.

Владелец Облигации вправе осуществлять иные права, предусмотренные законодательством Российской Федерации.

7.4. ***Не указывается для данного вида ценных бумаг.***

7.5. ***Размещаемые ценные бумаги не являются конвертируемыми.***

8. Условия и порядок размещения ценных бумаг выпуска

8.1. Способ размещения ценных бумаг:
открытая подписка.

8.2. Срок размещения ценных бумаг:

Дата начала размещения или порядок ее определения:
Размещение Облигаций начинается не ранее, чем через 2 (Две) недели после раскрытия Эмитентом информации о государственной регистрации выпуска Облигаций и о порядке доступа к информации, содержащейся в Проспекте ценных бумаг, в соответствии с нормативными правовыми актами РФ.

Сообщение о государственной регистрации выпуска ценных бумаг будет опубликовано Эмитентом в форме сообщения о существенном факте «Сведения о выпуске эмитентом ценных бумаг» в следующем порядке и сроки с даты получения письменного уведомления регистрирующего органа о государственной регистрации выпуска ценных бумаг:

- ***в ленте новостей информационных агентств, уполномоченных на публичное предоставление информации, раскрываемой на рынке ценных бумаг («АК&М» и «Интерфакс») (далее - лента новостей) - не позднее 1 (одного) дня;***

- *на странице в сети «Интернет» по адресу http://www.dsv.ru - не позднее 3 (Трех) дней;*
- *в газете «Золотой рог» - не позднее 5 (Пяти) дней.*

Сообщение также будет опубликовано в «Приложении к Вестнику ФСФР России» не позднее 30 (Тридцати) дней с указанной даты.

Дата начала размещения Облигаций определяется Эмитентом после государственной регистрации выпуска Облигаций и публично раскрывается Эмитентом.
Эмитент публикует сообщение о Дате начала размещения в следующем порядке:
- *в ленте новостей - не позднее, чем за 5 (Пять) дней до даты начала размещения Облигаций;*
- *на странице в сети «Интернет» http://www.dsv.ru - не позднее, чем за 4 (Четыре) дня до даты начала размещения Облигаций.*

Дата окончания размещения или порядок ее определения:
Датой окончания размещения является более ранняя из следующих дат:
а) 15-й (пятнадцатый) рабочий день с даты начала размещения Облигаций;
б) дата размещения последней Облигации выпуска.
При этом дата окончания размещения не может быть позднее одного года с даты государственной регистрации выпуска Облигаций

8.3. Порядок размещения ценных бумаг:

Порядок и условия заключения гражданско-правовых договоров (порядок и условия подачи и удовлетворения заявок) в ходе размещения ценных бумаг:

Размещение Облигаций проводится путём заключения сделок купли-продажи Облигаций по Цене размещения Облигаций, указанной в п. 8.4. Решения о выпуске ценных бумаг, п.2.4. (II) и 9.2 (II). Проспекта ценных бумаг.

Сделки при размещении Облигаций заключаются с использованием системы торгов Закрытого акционерного общества «Фондовая биржа ММВБ» (далее – Биржа, ФБ ММВБ) путём удовлетворения заявок на покупку Облигаций, поданных с использованием системы торгов Биржи в соответствии с Правилами проведения торгов Биржи (далее– Правила Биржи).

Размещение Облигаций осуществляется через посредника (Андеррайтера), которым является Межрегиональный коммерческий банк развития связи и информатики (открытое акционерное общество), действующего от своего имени, но по поручению и за счёт Эмитента.

Решение об одобрении заключаемой в ходе размещения Облигаций сделки купли-продажи Облигаций, в совершении которой имеется заинтересованность, должно быть принято до ее заключения в порядке, установленном федеральными законами.

Торги при размещении Облигаций будут проводиться в форме конкурса по определению ставки первого купона Облигаций (далее Конкурс), а после подведения итогов Конкурса и удовлетворения заявок, поданных в ходе Конкурса, - путем заключения сделок на основании адресных заявок, выставляемых Участниками торгов Биржи в адрес Андеррайтера, удовлетворяющего их путем подачи встречных адресных заявок.

Заключение сделок по размещению Облигаций начинается после подведения итогов Конкурса и заканчивается в дату окончания размещения Облигаций.

Конкурс начинается и заканчивается в дату начала размещения Облигаций. В день проведения Конкурса Участники торгов подают заявки на покупку Облигаций с кодом расчетов Т0 с использованием системы торгов Биржи как за свой счет, так и за счет и по поручению клиентов. Время и порядок подачи заявок на конкурс по определению процентной ставки по первому купону устанавливается ФБ ММВБ.

Заявки на приобретение Облигаций направляются Участниками торгов в адрес Андеррайтера.
Заявка на приобретение должна содержать следующие значимые условия:
- цена покупки;
- количество Облигаций;
- величина процентной ставки по первому купону (величина процентной ставки по первому купону, при объявлении которой Эмитентом, потенциальный инвестор был бы готов купить количество Облигаций, указанных в заявке, по цене, объявленной в заявке);
- прочие параметры в соответствии с Правилами Биржи.

В качестве цены покупки должна быть указана Цена размещения Облигаций, установленная Решением о выпуске ценных бумаг и Проспектом ценных бумаг (т.е. 100 % от номинальной стоимости)..

Величина процентной ставки должна быть выражена в процентах годовых с точностью до одной сотой процента.

Заявки, не соответствующие изложенным выше требованиям, к участию в Конкурсе не допускаются.

Время проведения операций в рамках Конкурса и заключения сделок по их размещению устанавливается Биржей по согласованию с Эмитентом и/или Андеррайтером.

В случае если потенциальный покупатель не является Участником торгов Биржи, он должен заключить соответствующий договор с любым брокером, являющимся Участником торгов Биржи, и дать ему поручение на приобретение Облигаций.

Потенциальный покупатель Облигации, являющийся Участником торгов Биржи, действует самостоятельно.

Потенциальный покупатель Облигаций обязан открыть соответствующий счёт депо в Некоммерческом партнерстве «Национальный депозитарный центр» или в другом депозитарии, являющемся депонентом по отношению к НДЦ. Порядок и сроки открытия счетов депо определяются положениями регламентов соответствующих депозитариев.

По окончании периода сбора заявок на Конкурс Биржа составляет Сводный реестр введенных и неснятых Участниками торгов Биржи на момент окончания периода сбора заявок на Конкурсе (далее Сводный реестр) и передает его Андеррайтеру и/или Эмитенту.

Сводный реестр заявок содержит все значимые условия каждой заявки – цену приобретения, количество ценных бумаг, дату и время поступления заявки, номер заявки, величину приемлемой процентной ставки по первому купону, а также иные реквизиты в соответствии с Правилами Биржи

Не одобренные заранее в установленном законодательством порядке сделки купли-продажи Облигаций, в совершении которых имеется заинтересованность, Эмитентом не заключаются. В этом случае на основании письменного заявления Эмитента в адрес Андеррайтера поданная заявка на покупку Облигаций не удовлетворяется (заявка отклоняется).

Эмитент, исходя из общего объема поданных заявок и указанных в них процентных ставок первого купона, принимает решение о величине процентной ставки по первому купону. Эмитент сообщает о принятом решении Бирже в письменном виде не позднее, чем за 30 минут до направления информации для опубликования в ленте новостей. После публикации сообщения о величине процентной ставки по первому купону в ленте новостей, Эмитент информирует Андеррайтера о величине процентной ставки по первому купону. Андеррайтер извещает Участников торгов Биржи о величине процентной ставки по первому купону, установленной Эмитентом, при помощи системы торгов Биржи путем отправки электронных сообщений всем Участникам торгов.

Информация о процентной ставке по первому купону раскрывается в сроки и порядке, предусмотренном в п. 11 Решения о выпуске ценных бумаг.

После определения процентной ставки по первому купону Андеррайтер по поручению Эмитента удовлетворяет полученные заявки путем выставления встречных адресных заявок на продажу Облигаций по номинальной стоимости, в которых указывается количество Облигаций, указанных в соответствующей заявке на покупку.

Заявки удовлетворяются на условиях приоритета купонной ставки, указанной в поданных на Конкурс заявках, адресованных Андеррайтеру (т.е. заявки с более низкой купонной ставкой удовлетворяются в первую очередь).

Если с одинаковой купонной ставкой зарегистрировано несколько поданных на Конкурс заявок, то в первую очередь удовлетворяются заявки, поданные ранее по времени.

В случае, если объем последней из удовлетворяемых заявок превышает количество Облигаций, оставшихся неразмещенными, то данная заявка на покупку удовлетворяется в размере неразмещенного остатка Облигаций.

В случае размещения всего объёма Облигаций удовлетворение последующих заявок на приобретение Облигаций не производится.

По окончании периода удовлетворения заявок на Конкурсе все неудовлетворенные заявки на покупку Облигаций снимаются из Системы торгов Биржи.

После подведения итогов Конкурса и удовлетворения заявок, поданных в ходе Конкурса, заключение сделок с Облигациями при размещении, при условии их неполного размещения в ходе Конкурса (далее– доразмещение), осуществляется на основании адресных заявок, выставляемых Участниками торгов Биржи в адрес Андеррайтера, удовлетворяющего их путем подачи встречных адресных заявок. Участники торгов Биржи, действующие от своего имени и за свой счет, либо от своего имени, но за счет и по поручению потенциальных покупателей, не являющихся Участниками торгов Биржи, в любой рабочий день в течение срока размещения Облигаций могут подать Андеррайтеру заявку на покупку Облигаций размещаемого выпуска с указанием количества Облигаций, которое планируется приобрести.

Обязательные реквизиты, которые должна содержать заявка на покупку Облигаций, подаваемая Участником торгов Биржи в период доразмещения Облигаций:
- цена покупки;
- количество Облигаций;

- величина процентной ставки, установленная по первому купону;
- прочие параметры в соответствии с Правилами проведения торгов Биржи.

Начиная со второго дня размещения Облигаций выпуска, покупатель при совершении сделки купли-продажи Облигаций дополнительно уплачивает накопленный купонный доход по Облигациям (НКД), который рассчитывается в соответствии с п. 8.4. Решения о выпуске ценных бумаг и п. 9.1.2 (II) Проспекта ценных бумаг.

Время и порядок подачи заявок при доразмещении устанавливается Биржей по согласованию с Эмитентом и Андеррайтером.

Андеррайтер информирует потенциальных покупателей о текущем количестве неразмещенных Облигаций на его счетах путем выставления в системе торгов Биржи безадресных заявок.

Поданные заявки на покупку Облигаций удовлетворяются Андеррайтером в полном объеме в случае, если количество Облигаций в заявке на покупку не превосходит количества неразмещенных Облигаций. В случае, если объем заявки на покупку Облигаций превышает количество Облигаций, оставшихся неразмещёнными, то данная заявка на покупку ценных бумаг удовлетворяется в размере неразмещённого остатка Облигаций.

В случае размещения всего объёма Облигаций удовлетворение последующих заявок на приобретение Облигаций не производится.

Обязательным условием приобретения Облигаций при их размещении является резервирование денежных средств покупателя на счёте Участника торгов Биржи, от имени которого подана заявка, в Небанковской кредитной организации закрытое акционерное общество "Расчетная палата Московской межбанковской валютной биржи" (– «Расчетная Палата ММВБ»). При этом денежные средства должны быть зарезервированы в сумме, достаточной для полной оплаты Облигаций, указанных в заявках на приобретение Облигаций, с учётом всех комиссионных сборов .

Сделки купли-продажи, заключенные путем удовлетворения Андеррайтером заявок, регистрируются Биржей в дату их заключения.

Датой исполнения сделки является день, в который в соответствии с установленным кодом расчетов Участники торгов Биржи обязаны исполнить обязательства по заключенной сделке в соответствии с Правилами торгов Биржи и/или Правилами клиринга клиринговой организации - ЗАО ММВБ. Сделки при размещении Облигаций выпуска осуществляются на условиях «поставка против платежа» (код расчетов Т0), то есть датой исполнения сделки с Облигациями является день ее заключения. При этом при заключении сделки осуществляется процедура контроля ее обеспечения. Документом, подтверждающим заключение Участником торгов Биржи сделки, является выписка из реестра сделок Биржи, в которой отражаются все сделки, заключенные Участником торгов Биржи в течение торгового дня Биржи.

До начала размещения ценных бумаг Эмитент представляет Андеррайтеру список лиц, сделки с которыми могут быть признаны сделками с заинтересованностью, с указанием тех лиц из указанного списка, сделки с которыми были заранее одобрены Эмитентом. При размещении Облигаций соблюдаются условия, предусмотренные п. 6.4.4 «Стандартов эмиссии ценных бумаг и регистрации проспектов ценных бумаг», утвержденных Приказом ФСФР России от 16.03.2005 №05-4/пз-н.

Изменение и/или расторжение договоров, заключенных при размещении Облигаций, осуществляется по основаниям и в порядке, предусмотренном гл. 29 Гражданского кодекса РФ.

Возможность преимущественного приобретения размещаемых ценных бумаг:

Возможность преимущественного приобретения размещаемых ценных бумаг не предусмотрена.

Порядок внесения приходной записи по счету депо первого приобретателя в депозитарии, осуществляющем обязательное централизованное хранение ценных бумаг выпуска:

Размещенные через организатора торговли Облигации зачисляются Некоммерческим партнерством «Национальный депозитарный центр» (далее Депозитарий, НДЦ) или другим депозитарием, являющемся депонентом по отношению к Депозитарию, на счета депо покупателей Облигаций в дату совершения операции купли-продажи.
Приходная запись по счету депо первого приобретателя в депозитарии, осуществляющем централизованное хранение, вносится на основании поручений, поданных клиринговой организацией, обслуживающей расчеты по сделкам, оформленным в процессе размещения Облигаций через организатора торговли на рынке ценных бумаг. Размещенные Облигации зачисляются Депозитариями на счета депо покупателей Облигаций в соответствии с условиями осуществления клиринговой деятельности клиринговой организации и условиями осуществления депозитарной деятельности Депозитариев.

Облигации размещаются посредством подписки путем проведения торгов специализированной организацией - организатором торговли на рынке ценных бумаг, в т.ч. фондовой биржей:
Полное фирменное наименование: *Закрытое акционерное общество «Фондовая биржа ММВБ»*

Сокращенное фирменное наименование: *ЗАО «ФБ ММВБ»*
Место нахождения: *Россия, 125009, г. Москва, Большой Кисловский пер., д. 13*
Номер лицензии фондовой биржи: *077-07985-000001*
Дата выдачи лицензии: *15.09.2004*
Срок действия лицензии: *до 15.09.2007*
Орган, выдавший указанную лицензию: ***Федеральная служба по финансовым рынкам***

Размещение ценных бумаг осуществляется Эмитентом с привлечением профессионального участника рынка ценных бумаг, оказывающего Эмитенту услуги по размещению ценных бумаг (Андеррайтера):
Полное фирменное наименование: ***Межрегиональный коммерческий банк развития связи и информатики (открытое акционерное общество)***
Сокращенное фирменное наименование: ***ОАО АКБ «Связь-Банк»***
Место нахождения: ***Россия, 125375, г. Москва, ул. Тверская, 7***
Номер Генеральной лицензии на осуществление банковской деятельности кредитной организации ***1470***
Дата выдачи: ***15.11.2002***
Срок действия до: ***бессрочная лицензия***
Лицензирующий орган: ***Центральный Банк Российской Федерации***

Номер лицензии: ***Лицензия профессионального участника рынка ценных бумаг № 077-08209-100000 на осуществление брокерской деятельности***
Дата выдачи: ***28 декабря 2004 г.***
Срок действия до: ***28 декабря 2007 г.***
Лицензирующий орган: ***ФСФР России***

Основные функции посредника при размещении (Андеррайтера):

Андеррайтер действует на основании договора с Эмитентом о выполнении функций агента по размещению ценных бумаг на ЗАО «ФБ ММВБ». По условиям указанного договора функциями Андеррайтера в частности являются:

- удовлетворение заявок на покупку Облигаций по поручению и за счет Эмитента в соответствии с условиями договора и процедурой, установленной Решением о выпуске ценных бумаг и Проспектом ценных бумаг;

- совершение от имени и за счет Эмитента действий, связанных с допуском Облигаций к размещению на Бирже;

- информирование Эмитента о количестве фактически размещенных Облигаций, а также о размере полученных от продажи Облигаций денежных средств.

- перечисление денежных средств, получаемых Андеррайтером от приобретателей Облигаций в счет их оплаты, на расчетный счет Эмитента в соответствии с условиями заключенного договора между Эмитентом и Андеррайтором.

- осуществление иных действий, необходимых для исполнения своих обязательств по размещению Облигаций, в соответствии с законодательством Российской Федерации и договором между Эмитентом и Андеррайтером.

Договором между Андеррайтером и Эмитентом не предусмотрено обязательство Андеррайтера по приобретению размещаемых Облигаций Эмитента.

8.4. Цена (цены) или порядок определения цены размещения ценных бумаг

Цена размещения Облигаций в первый и последующие дни размещения устанавливается равной номинальной стоимости и составляет 1 000 (Одна тысяча) рублей за одну Облигацию. Начиная со второго дня размещения Облигаций выпуска, покупатель при совершении операции купли-продажи Облигаций также уплачивает накопленный купонный доход по Облигациям (НКД), рассчитываемый по следующей формуле

$$НКД = Nom * C1 * ((T - T0)/ 365)/ 100\%$$

где:
НКД - накопленный купонный доход, руб.;
Nom - номинальная стоимость одной Облигации, руб.;
C1 - размер процентной ставки по первому купону, проценты годовых;
T - дата размещения Облигаций, на которую вычисляется НКД;
T0- дата начала размещения Облигаций.

Величина накопленного купонного дохода в расчете на одну Облигацию определяется с точностью до одной копейки (округление производится по правилам математического округления). При этом под правилом математического округления следует понимать метод округления, при котором значение целой копейки

(целых копеек) не изменяется, если первая за округляемой цифра равна от 0 до 4, и изменяется, увеличиваясь на единицу, если первая за округляемой цифра равна от 5 до 9.

8.5. Порядок осуществления преимущественного права приобретения размещаемых ценных бумаг
Преимущественное право приобретения размещаемых ценных бумаг не предусмотрено.

8.6. Условия и порядок оплаты ценных бумаг

Форма оплаты размещаемых ценных бумаг:

Облигации оплачиваются денежными средствами в безналичном порядке в валюте Российской Федерации. Возможность рассрочки при оплате Облигаций выпуска не предусмотрена. Облигации размещаются при условии их полной оплаты.

Порядок оплаты размещаемых ценных бумаг:

Облигации оплачиваются денежными средствами в валюте Российской Федерации в безналичном порядке в соответствии с Правилами Биржи.
Денежные расчеты по сделкам с Облигациями осуществляются покупателями, не являющимися Участниками торгов Биржи, через Участников торгов Биржи. Денежные расчеты между Эмитентом и Участниками торгов Биржи осуществляются в безналичной форме через Небанковскую кредитную организацию закрытое акционерное общество "Расчетная палата Московской межбанковской валютной биржи" (- «Расчетная Палата ММВБ»).
Денежные средства, полученные от размещения Облигаций, зачисляются в Расчётной Палате ММВБ на счет Андеррайтера (посредника при размещении Облигаций), которым является: Межрегиональный коммерческий банк развития связи и информатики (открытое акционерное общество).
Реквизиты счетов, на которые должны перечисляться денежные средства в оплату ценных бумаг выпуска:
Владелец счета ***Межрегиональный коммерческий банк развития связи и информатики (открытое акционерное общество), ОАО АКБ «Связь-Банк»***
Номер счета: ***30401810800100000752***
Кредитная организация:
Полное наименование: ***Небанковская кредитная организация закрытое акционерное общество "Расчетная палата Московской межбанковской валютной биржи"***
Сокращенное наименование: ***НКО ЗАО "РП ММВБ"***
Место нахождения: ***Российская Федерация, 125009, г. Москва, Средний Кисловский пер., 1/13, строение 8***
Почтовый адрес: ***Российская Федерация, 125009, г. Москва, Средний Кисловский пер., 1/13, строение 8***
БИК: ***044583505***
К/с: ***30105810100000000505***

Расчеты по сделкам купли-продажи Облигаций при их размещении производятся на условиях "поставка против платежа".
Требования к порядку резервирования денежных средств, в том числе к оформляемым при этом документам, установлены нормативными документами клиринговой организации ЗАО ММВБ.
При заключении сделки осуществляется процедура контроля ее обеспечения.

Иные условия и порядок оплаты ценных бумаг выпуска:

Участники торгов Биржи, заявки которых в ходе размещения Облигаций не были удовлетворены (были удовлетворены частично), имеют право отозвать зарезервированные, но не использованные для покупки Облигаций денежные средства, из Расчетной Палаты ММВБ. Отзыв денежных средств происходит в порядке и в сроки, установленные нормативными документами клиринговой организации ЗАО ММВБ.
Денежные средства, зачисленные на счет Андеррайтера в Расчётной Палате ММВБ, переводятся им на счёт Эмитента в сроки, определенные соответствующим договором Андеррайтера с Эмитентом.

8.7. Доля, при неразмещении которой выпуск (дополнительный выпуск) ценных бумаг считается несостоявшимся, а также порядок возврата средств, переданных в оплату ценных бумаг выпуска (дополнительного выпуска), в случае признания его несостоявшимся.

Доля, при неразмещении которой выпуск ценных бумаг считается несостоявшимся, не установлена.

9. Условия погашения и выплаты доходов по облигациям

9.1. Форма погашения облигаций

Погашение Облигаций осуществляется денежными средствами в валюте Российской Федерации в безналичном порядке.
Возможность выбора владельцами Облигаций формы их погашения не предусмотрена.

9.2. Порядок и условия погашения облигаций, включая срок погашения

Срок погашения облигаций выпуска:
Облигации погашаются последовательно частями в следующие сроки:
в 546-й день с даты начала размещения каждая Облигация погашается частично в размере 20% от номинальной стоимости,
в 728-й день с даты начала размещения каждая Облигация погашается частично в размере 20% от номинальной стоимости,
в 910-й день с даты начала размещения каждая Облигация погашается частично в размере 30% от номинальной стоимости,
в 1092–й день с даты начала размещения каждая Облигация погашается частично в размере 30% от номинальной стоимости.
Если дата погашения части номинальной стоимости Облигаций приходится на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.
Даты начала и даты окончания погашения каждой части номинальной стоимости Облигаций совпадают.

Порядок и иные условия погашения Облигаций:

Погашение каждой части номинальной стоимости Облигаций производится платёжным агентом по поручению и за счет Эмитента (далее по тексту - Платежный агент).
Предполагается, что номинальные держатели - депоненты Депозитария уполномочены получать суммы погашения соответствующей части номинальной стоимости Облигаций.
Владельцы Облигаций, их уполномоченные лица, в том числе депоненты НДЦ, самостоятельно отслеживают полноту и актуальность представляемых сведений и несут все связанные с этим риски.
Исполнение Эмитентом обязательств по погашению каждой части номинальной стоимости Облигаций производится на основании перечня владельцев и/или номинальных держателей, предоставленного НДЦ (далее по тексту – «Перечень владельцев и/или номинальных держателей»).
Депонент НДЦ, не уполномоченный своими клиентами получать суммы погашения каждой части номинальной стоимости Облигаций, не позднее чем в 5 (пятый) рабочий день до даты погашения каждой части номинальной стоимости Облигаций, передает в НДЦ список владельцев Облигаций, который должен содержать все реквизиты, указанные ниже в Перечне владельцев и/или номинальных держателей Облигаций.
В том случае, если среди владельцев, уполномочивших номинального держателя на получение сумм погашения по Облигациям, есть нерезиденты и/или физические лица, то номинальный держатель обязан указать в списке владельцев Облигаций в отношении таких лиц следующую информацию:

- ***полное наименование/Ф.И.О. владельца Облигаций;***
- ***количество принадлежащих владельцу Облигаций;***
- ***полное наименование лица, уполномоченного получать суммы погашения по Облигациям;***
- ***место нахождения (или регистрации – для физических лиц) и почтовый адрес, включая индекс, владельца Облигаций;***
- ***реквизиты банковского счета лица, уполномоченного получать суммы погашения по Облигациям;***
- ***идентификационный номер налогоплательщика (ИНН) владельца Облигаций;***
- ***налоговый статус владельца Облигаций;***

в случае если владельцем Облигаций является юридическое лицо-нерезидент:

- ***индивидуальный идентификационный номер (ИИН) – при наличии;***

в случае если владельцем Облигаций является физическое лицо:

- ***вид, номер, дата и место выдачи документа, удостоверяющего личность владельца Облигаций, наименование органа, выдавшего документ;***
- ***номер свидетельства государственного пенсионного страхования владельца Облигаций (при его наличии);***
- ***ИНН владельца Облигаций (при его наличии);***
- ***число, месяц и год рождения владельца Облигаций.***

Погашение соответствующей части номинальной стоимости Облигаций производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня НДЦ, предшествующего 6-му (шестому) рабочему дню до даты погашения соответствующей части номинальной стоимости Облигаций

(далее по тексту - "Дата составления Перечня владельцев и/или номинальных держателей Облигаций").

В случае изменения сведений, представленных НДЦ Депонентами НДЦ, не уполномоченными своими клиентами получать суммы погашения каждой части номинальной стоимости Облигаций, по состоянию на Дату составления Перечня владельцев и/или номинальных держателей Облигаций, соответствующая информация передается в НДЦ в срок не позднее 5 (пятого) рабочего дня до даты погашения соответствующей части номинальной стоимости Облигаций.

Погашение соответствующей части номинальной стоимости Облигаций по отношению к владельцу, включенному в Перечень владельцев и/или номинальных держателей Облигаций, признается надлежащим, в том числе в случае отчуждения Облигаций после Даты составления перечня владельцев и/или номинальных держателей Облигаций.

В случае если права владельца на Облигации учитываются номинальным держателем и номинальный держатель уполномочен на получение суммы погашения по Облигациям, то под лицом, уполномоченным получать суммы погашения по Облигациям подразумевается номинальный держатель.

В случае если права владельцев на Облигации не учитываются номинальным держателем или номинальный держатель не уполномочен владельцем на получение суммы погашения по Облигациям, то под лицом, уполномоченным получать суммы погашения по Облигациям подразумевается владелец.

Не позднее, чем в 4 (четвертый) рабочий день до даты погашения соответствующей части номинальной стоимости Облигаций НДЦ предоставляет Эмитенту и/или Платёжному агенту Перечень владельцев и/или номинальных держателей Облигаций, включающий в себя следующие данные:

а) полное наименование лица, уполномоченного получать суммы погашения по Облигациям.

б) количество Облигаций, учитываемых на счетах депо владельца или междепозитарном счете номинального держателя Облигаций, уполномоченного получать суммы погашения по Облигациям;

в) место нахождения и почтовый адрес лица, уполномоченного получать суммы погашения по Облигациям;

г) реквизиты банковского счета лица, уполномоченного получать суммы погашения по Облигациям, а именно:

- номер счета;

- наименование банка, в котором открыт счет;

- корреспондентский счет банка, в котором открыт счет;

- банковский идентификационный код и ИНН банка, в котором открыт счет.

д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы погашения по Облигациям;

е) указание на налоговый статус владельца и лица, уполномоченного получать суммы погашения по Облигациям.

Владельцы Облигаций, их уполномоченные лица, в том числе депоненты НДЦ, обязаны своевременно предоставлять необходимые сведения в НДЦ и самостоятельно отслеживать полноту и актуальность представляемых в НДЦ сведений, и несут все риски, связанные с непредоставлением / несвоевременным предоставлением сведений.

В случае непредоставления или несвоевременного предоставления в НДЦ информации, необходимой для исполнения Эмитентом обязательств по Облигациям, исполнение таких обязательств производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по Облигациям производится на основании данных НДЦ, в этом случае обязательства Эмитента считаются исполненными в полном объеме и надлежащим образом. В том случае, если предоставленные владельцем или номинальным держателем или имеющиеся в Депозитарии реквизиты банковского счета и иная информация, необходимая для исполнения Эмитентом обязательств по Облигациям, не позволяют Платежному агенту своевременно осуществить перечисление денежных средств, то такая задержка не может рассматриваться в качестве просрочки исполнения обязательств по Облигациям, а владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже. Эмитент в случаях, предусмотренных договором с НДЦ, имеет право требовать подтверждения таких данных данными об учете прав на Облигации.

Не позднее, чем за 1 (один) рабочий день до даты погашения соответствующей части номинальной стоимости Облигаций Эмитент перечисляет необходимые денежные средства на счет Платежного агента.

На основании Перечня владельцев и/или номинальных держателей Облигаций, предоставленного НДЦ, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из держателей Облигаций, уполномоченных на получение сумм погашения каждой части номинальной стоимости Облигаций.

В даты погашения соответствующей части номинальной стоимости Облигаций Платёжный агент перечисляет на счета лиц, уполномоченных на получение сумм погашения соответствующей части номинальной стоимости Облигаций, указанных в Перечне владельцев и/или номинальных держателей Облигаций необходимые денежные средства.

В случае если одно лицо уполномочено на получение сумм погашения соответствующей части номинальной стоимости Облигаций со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

9.3. Порядок определения дохода, выплачиваемого по каждой облигации

Купонный доход начисляется на непогашенную часть номинальной стоимости:

– с первого по третий купонный период – непогашенная часть номинальной стоимости составляет 100 % номинальной стоимости;

– в четвертый купонный период – непогашенная часть номинальной стоимости составляет 80 % номинальной стоимости;

– в пятый купонный период – непогашенная часть номинальной стоимости составляет 60 % номинальной стоимости;

– в шестой купонный период – непогашенная часть номинальной стоимости составляет 30 % номинальной стоимости.

Купонный (процентный) период		Размер купонного (процентного) дохода
Дата начала	Дата окончания	
1. Купон: Первый		
Дата начала размещения Облигаций	*182 -й (Сто восемьдесят второй) день с даты начала размещения Облигаций.*	*Размер купонного дохода по каждому купону определяется по следующей формуле:* *Kj = Cj*Nom*(T(j) - T(j -1))/(365*100%),* *где,* *j - порядковый номер купонного периода, j=1, 2, …5,6;* *Kj - размер купонного дохода по каждой Облигации (руб.);* *Nom –непогашенная часть номинальной стоимости одной Облигации на дату начала j-того купонного периода (руб.);* *Cj - размер процентной ставки j-того купона, в процентах годовых;* *T(j -1) - дата начала j-того купонного периода;* *T(j) - дата окончания j-того купонного периода.* *Размер купонного дохода по каждому купону определяется с точностью до одной копейки (округление второго знака после запятой производится по правилам математического округления, а именно: в случае, если третий знак после запятой больше или равен 5, второй знак после запятой увеличивается на единицу, в случае, если третий знак после запятой меньше 5, второй знак после запятой не изменяется).* *Процентная ставка по первому купону определяется на Конкурсе, проводимом в дату начала размещения Облигаций , в соответствии с порядком, предусмотренным п.8.3 Решения о выпуске и п. 2.7.(II) Проспекта ценных бумаг.*
2. Купон: Второй		
182-й (Сто восемьдесят второй) день с даты начала размещения Облигаций.	*364 -й (Триста шестьдесят четвертый) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по второму купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по второму купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2 (II) . Проспекта ценных бумаг.*
3. Купон: Третий		
364 -й (Триста шестьдесят четвертый) день с даты начала размещения Облигаций.	*546-й (Пятьсот сорок шестой) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по третьему купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по третьему купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2. (II) Проспекта ценных бумаг.*

4. Купон: Четвертый

546-й (Пятьсот сорок шестой) день с даты начала размещения Облигаций.	*728-й (Семьсот двадцать восьмой) день с даты начала размещения Облигаций .*	*Порядок определения размера купонного дохода по четвертому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по четвертому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2. (II) Проспекта ценных бумаг.*

5. Купон: Пятый

728-й (Семьсот двадцать восьмой) день с даты начала размещения Облигаций .	*910-й (девятьсот десятый) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по пятому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по пятому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2. (II) Проспекта ценных бумаг.*

6. Купон: Шестой

910-й (девятьсот десятый) день с даты начала размещения Облигаций.	*1092-й (Одна тысяча девяносто второй) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по шестому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по шестому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2(II) . Проспекта ценных бумаг.*

Если дата выплаты купонного дохода по любому из шести купонов по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

В любой день между датой начала размещения и Датой погашения Облигаций (датой погашения последней части номинальной стоимости Облигаций) настоящего выпуска величина накопленного купонного дохода (НКД) рассчитывается по следующей формуле:

НКД = Nom * Cj * (T - T(j-1))/(365*100%),
где:
j - порядковый номер купонного периода, j=1,2,...5, 6 ;
Nom –непогашенная часть номинальной стоимости одной Облигации на дату расчета НКД (руб.);
Cj - размер процентной ставки j-го купона, в процентах годовых;
T - текущая дата;
T(j-1) - дата начала j-го купонного периода.

НКД рассчитывается с точностью до одной копейки (округление второго знака после запятой производится по правилам математического округления, а именно: в случае, если третий знак после запятой больше или равен 5, второй знак после запятой увеличивается на единицу, в случае, если третий знак после запятой меньше 5, второй знак после запятой не изменяется).

Порядок определения процентных ставок по купонам Облигаций:

1) Процентная ставка по первому купону определяется путем проведения Конкурса на Бирже среди потенциальных покупателей Облигаций в дату начала размещения Облигаций, в соответствии с порядком, предусмотренным п.8.3 Решения о выпуске и п. 2.7. (II) Проспекта ценных бумаг.

2) В случае, если одновременно с утверждением даты начала размещения Облигаций, Совет директоров Эмитента не принимает решение о приобретении Облигаций у их владельцев, процентные ставки по второму и всем последующим купонам Облигаций устанавливаются равными процентной ставке по первому купону и фиксируются на весь срок обращения Облигаций

3) Одновременно с утверждением даты начала размещения Облигаций Совет директоров Эмитента может принять решение о приобретении Облигаций по требованию их владельцев, заявление на приобретение которых поступили от владельцев Облигаций в порядке, установленном в Решении о выпуске ценных бумаг, в течение как минимум последних 5 (Пяти) дней j-го купонного периода (j=1, 2,...5). В случае если Советом

директоров Эмитента принято такое решение, процентные ставки по всем купонам Облигаций, порядковый номер которых меньше или равен j, устанавливаются равными процентной ставке по первому купону. Указанная информация, включая порядковые номера купонов, процентная ставка по которым устанавливается равной процентной ставке по первому купону, срок приобретения Облигаций, а также порядковый номер купонного периода (j), в котором владельцы Облигаций могут требовать приобретения Облигаций Эмитентом, доводится до сведения потенциальных приобретателей Облигаций путем опубликования сообщения в следующем порядке и сроки с даты составления Эмитентом протокола собрания (заседания) Совета директоров Эмитента, на котором было принято решение о приобретении Облигаций по требованию их владельцев:

- в ленте новостей - не позднее 1 (Одного) дня;

- на странице в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3 (Трех) дней.

4) Процентная ставка по купонам, размер (порядок определения) которых не был установлен Эмитентом (i=(j+1),..,6), определяется Эмитентом в числовом выражении в Дату установления i-го купона, которая наступает не позднее, чем за 10 (десять) календарных дней до даты окончания j-го купонного периода. Эмитент имеет право определить в Дату установления i-го купона ставки любого количества следующих за i-м купоном неопределенных купонов (при этом k - номер последнего из определяемых купонов). Сведения о величине процентной ставки по i-му купону раскрываются Эмитентом в форме сообщения о существенных фактах «Сведения о начисленных и (или) выплаченных доходах по ценным бумагам эмитента» и «Сведения о сроках исполнения обязательств эмитента перед владельцами ценных бумаг» в следующем порядке и сроки с даты составления протокола собрания (заседания) уполномоченного органа Эмитента, на котором принято решение об определении размера соответствующего купона по Облигациям:

- *в ленте новостей - не позднее 1 (Одного) дня;*
- *на странице в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3 (Трех) дней;*
- *в газете «Золотой рог» – не позднее 5 (Пяти) дней.*

при этом данное сообщение должно быть опубликовано не позднее чем за 5 (Пять) рабочих дней до даты окончания купонного периода, предшествующего первому из купонных периодов, по которому согласно вышеуказанному протоколу Эмитентом определяется размер процента (купона).

Сообщение также публикуется в «Приложении к Вестнику ФСФР России».

5) В случае если после объявления процентных ставок купонов (в соответствии с предыдущими подпунктами), у Облигации останутся неопределенными процентные ставки хотя бы по одному из последующих купонов, тогда одновременно с сообщением о величине процентной ставки по i-му купону Эмитент обязан принять решение о приобретении Облигаций по требованию владельцев Облигаций, заявления на приобретение которых поступили от владельцев Облигаций в порядке, установленном в Решении о выпуске ценных бумаг и Проспекте ценных бумаг, в течение как минимум последних 5 (Пяти) дней k-го купонного периода (в случае если Эмитентом определяется ставка только одного i-го купона, i=k).

Указанная информация, включая порядковые номера купонов, процентная ставка по которым определена в Дату установления i-го купона, а также порядковый номер купонного периода (k), в котором будет происходить приобретение Облигаций, доводится до потенциальных приобретателей Облигаций путем опубликования сообщения в следующем порядке и сроки с даты составления Эмитентом протокола собрания (заседания) Совета директоров Эмитента, на котором было принято решение о приобретении Облигаций по требованию их владельцев:

- в ленте новостей - не позднее 1 (Одного) дня;

- на странице в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3 (Трех) дней.

Порядок раскрытия информации о размере процентной ставки по каждому из купонов, размер которых устанавливается Эмитентом после государственной регистрации Отчета об итогах выпуска облигаций:

Сведения о величине процентной ставки по 2, 3, 4, 5, 6 купонам раскрываются Эмитентом в форме сообщения о существенных фактах «Сведения о начисленных и (или) выплаченных доходах по ценным бумагам эмитента» и «Сведения о сроках исполнения обязательств эмитента перед владельцами ценных бумаг» в следующем порядке и сроки с даты составления протокола собрания (заседания) уполномоченного органа Эмитента, на котором принято решение об определении размера соответствующего купона (размеров соответствующих купонов) по Облигациям:
- в ленте новостей – не позднее 1 (Одного) дня,
- на странице в сети «Интернет» по адресу http://www.dsv.ru - не позднее 3 (Трех) дней;
- в газете «Золотой Рог» - не позднее 5 (Пяти) дней.
Данное сообщение также публикуется в «Приложении к Вестнику ФСФР России».
При этом данное сообщение должно быть опубликовано не позднее чем за 5 (Пять) рабочих дней до даты окончания купонного периода, предшествующего первому из купонных периодов, по которому согласно

вышеуказанному протоколу Эмитентом определяется размер процента (купона).

9.4. Порядок и срок выплаты дохода по облигациям, включая порядок и срок выплаты каждого купона

порядок и срок выплаты процентов (купона) по облигациям, включая срок выплаты каждого купона:

Купонный (процентный) период		Срок (дата) выплаты купонного (процентного) дохода	Дата составления списка владельцев и/или номинальных держателей Облигаций для выплаты купонного (процентного) дохода
Дата начала	**Дата окончания**		
1. Купон: Первый			
Дата начала размещения Облигаций.	***182-й (Сто восемьдесят второй) день с даты начала размещения Облигаций.***	***182-й (Сто восемьдесят второй)день с даты начала размещения Облигаций. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.***	***Выплата дохода по Облигациям производится в пользу владельцев Облигаций , являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.***

Порядок выплаты купонного (процентного) дохода:
Выплата купонного дохода по Облигациям производится денежными средствами в валюте Российской Федерации в безналичном порядке лицам, указанным в Перечне владельцев и/или номинальных держателей Облигации, в пользу владельцев Облигаций. Владелец Облигации, если он не является депонентом Депозитария, может уполномочить номинального держателя Облигаций (далее Держатель) получить сумму купонного дохода, выплачиваемого по Облигациям.

Презюмируется, что Держатели Облигаций уполномочены получать купонный доход по Облигациям. Держатели Облигаций и/или иные лица, не уполномоченные своими клиентами получать купонный доход по Облигациям, не позднее чем в 5 (пятый) рабочий день до даты выплаты купонного дохода по Облигациям , передают в Депозитарий список владельцев Облигаций, который должен содержать все реквизиты, содержащиеся в Перечне владельцев и/или номинальных держателей Облигаций, как указано ниже.

Выплата купонного дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6-му (шестому) рабочему дню до даты выплаты купонного дохода по Облигациям (далее по тексту - «Дата составления перечня владельцев и/или номинальных держателей Облигаций в целях выплаты купонного дохода»).
В случае изменения сведений, представленных НДЦ Депонентами НДЦ, не уполномоченными своими клиентами получать купонный доход по Облигациям, по состоянию на Дату составления Перечня владельцев и/или номинальных держателей Облигаций в целях выплаты купонного дохода, соответствующая информация передается в НДЦ в срок не позднее 5 (пятого) рабочего дня до даты выплаты купонного дохода по Облигациям.
Исполнение обязательств по отношению к владельцу, являющемуся таковым на Дату составления перечня владельцев и/или номинальных держателей Облигаций в целях выплаты купонного дохода, признается надлежащим, в том числе в случае отчуждения Облигаций после Даты составления перечня владельцев и/или номинальных держателей Облигаций в целях выплаты купонного дохода. В случае если права владельца на Облигации учитываются номинальным держателем и номинальный держатель уполномочен на получение суммы купонного дохода по Облигациям, то под лицом, уполномоченным получать суммы по Облигациям подразумевается номинальный держатель. В случае если права владельца на Облигации не учитываются номинальным держателем или номинальный держатель не уполномочен владельцем на получение суммы

купонного дохода по Облигациям, то под лицом, уполномоченным получать суммы купонного дохода по Облигациям подразумевается владелец.
В том случае, если среди владельцев, уполномочивших номинального держателя на получение купонного дохода по Облигациям, есть нерезиденты и/или физические лица, то номинальный держатель обязан указать в списке владельцев Облигаций в отношении таких лиц следующую информацию:

- *полное наименование/Ф.И.О. владельца Облигаций;*
- *количество принадлежащих владельцу Облигаций ;*
- *полное наименование лица, уполномоченного получать суммы погашения по Облигациям;*
- *место нахождения (или регистрации – для физических лиц) и почтовый адрес, включая индекс, владельца Облигаций ;*
- *реквизиты банковского счета лица, уполномоченного получать суммы погашения по Облигациям ;*
- *идентификационный номер налогоплательщика (ИНН) владельца Облигаций ;*
- *налоговый статус владельца Облигации ;*

в случае если владельцем Облигаций является юридическое лицо-нерезидент:

- *индивидуальный идентификационный номер (ИИН) – при наличии;*

в случае если владельцем Облигаций является физическое лицо:

- *вид, номер, дата и место выдачи документа, удостоверяющего личность владельца Облигаций, наименование органа, выдавшего документ;*
- *номер свидетельства государственного пенсионного страхования владельца Облигаций (при его наличии);*
- *ИНН владельца Облигаций (при его наличии);*
- *число, месяц и год рождения владельца Облигаций .*

Не позднее чем в 4 (четвертый) рабочий день до даты выплаты купонного дохода по Облигациям Депозитарий предоставляет Эмитенту и/или Платежному агенту перечень владельцев и/или номинальных держателей Облигаций, составленный на Дату составления перечня владельцев и/или номинальных держателей Облигаций в целях выплаты купонного дохода, включающий в себя следующие данные:
а) полное наименование лица, уполномоченного получать сумму купонного дохода по Облигациям;
б) количество Облигаций, учитываемых на счете депо лица, уполномоченного получать сумму купонного дохода по Облигациям ;
в) место нахождения и почтовый адрес лица, уполномоченного получать сумму купонного дохода по Облигациям;
г) реквизиты банковского счёта лица, уполномоченного получать сумму купонного дохода по Облигациям , а именно:
- номер счета;
- наименование банка, в котором открыт счет;
- корреспондентский счет банка, в котором открыт счет;
- банковский идентификационный код банка, в котором открыт счет;
д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать сумму купонного дохода по Облигациям ;
е) налоговый статус лица, уполномоченного получать сумму купонного дохода по Облигациям (резидент, нерезидент с постоянным представительством в Российской Федерации, нерезидент без постоянного представительства в Российской Федерации и т.д.).

Владелец или номинальный держатель Облигаций самостоятельно отслеживает полноту и актуальность реквизитов банковского счета, предоставленных им в Депозитарий. В случае непредоставления или несвоевременного предоставления Депозитарию указанных реквизитов, исполнение обязательств производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по Облигациям производится на основании данных Депозитария, в этом случае обязательства Эмитента считаются исполненными в полном объеме и надлежащим образом. В том случае, если предоставленные владельцем или номинальным держателем или имеющиеся в Депозитарии реквизиты банковского счета не позволяют платежному агенту Эмитента своевременно осуществить по ним перечисление денежных средств, то такая задержка в исполнении обязательств Эмитента не может рассматриваться в качестве дефолта, а владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

Не позднее чем за 1 (один) рабочий день до даты выплаты купонного дохода по Облигациям Эмитент перечисляет необходимые денежные средства на счёт платежного агента.

На основании перечня владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, платежный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из владельцев и/или номинальных держателей Облигаций , уполномоченных на получение суммы купонного дохода по Облигациям.

В дату выплаты купонного дохода по Облигациям платежный агент переводит денежные средства в уплату купонного дохода на банковские счета владельцев и/или номинальных держателей Облигаций, указанные в перечне владельцев и/или номинальных держателей Облигаций. В случае, если одно лицо уполномочено на получение суммы купонного дохода по Облигациям со стороны нескольких владельцев Облигаций , то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций. Держатели Облигаций , не

являющиеся владельцами Облигаций, перечисляют денежные средства в уплату купонного дохода владельцам Облигаций в порядке, определенном между Держателем Облигаций и владельцем Облигаций.   ***Обязательства Эмитента по уплате соответствующего купонного дохода по Облигациям считаются исполненными после списания средств со счета Эмитента и/или корреспондентского счета платежного агента в оплату купонного дохода в адрес владельцев и Держателей Облигаций.***

2. Купон: Второй

182-й (Сто восемьдесят второй) день с даты начала размещения Облигаций.	***364-й (Триста шестьдесят четвертый) день с даты начала размещения Облигаций.***	***364-й (Триста шестьдесят четвертый) день с даты начала размещения Облигаций. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.***	***Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.***
Порядок выплаты купонного (процентного) дохода: ***Порядок выплаты дохода по второму купону аналогичен порядку выплаты дохода по первому купону.***			

3. Купон: Третий

364-й (Триста шестьдесят четвертый) день с даты начала размещения Облигаций.	***546-й (Пятьсот сорок шестой) день с даты начала размещения Облигаций.***	***546-й (Пятьсот сорок шестой) день с даты начала размещения Облигаций. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.***	***Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям .***
Порядок выплаты купонного (процентного) дохода: ***Порядок выплаты дохода по третьему купону аналогичен порядку выплаты дохода по первому купону.*** ***Доход по третьему купону выплачивается одновременно с погашением 20 (двадцати) процентов номинальной стоимости Облигаций выпуска.***			

4. Купон: Четвертый

546-й (Пятьсот сорок шестой) день с даты начала размещения Облигаций.	***728-й (Семьсот двадцать восьмой) день с даты начала размещения Облигаций.***	***728-й (Семьсот двадцать восьмой) день с даты начала размещения Облигаций. Если дата выплаты купонного***	***Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по***

		дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.	***состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.***
Порядок выплаты купонного (процентного) дохода: Порядок выплаты дохода по четвертому купону аналогичен порядку выплаты дохода по первому купону. Доход по четвертому купону выплачивается одновременно с погашением 20 (двадцати) процентов номинальной стоимости Облигаций выпуска.			

5. Купон: Пятый

728-й (Семьсот двадцать восьмой) день с даты начала размещения Облигаций.	***910-й (Девятьсот десятый) день с даты начала размещения Облигаций.***	***910-й (Девятьсот десятый) день с даты начала размещения Облигаций. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.***	***Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям .***
Порядок выплаты купонного (процентного) дохода: Порядок выплаты дохода по пятому купону аналогичен порядку выплаты дохода по первому купону. Доход по пятому купону выплачивается одновременно с погашением 30 (тридцати) процентов номинальной стоимости Облигаций выпуска.			

6. Купон: Шестой

910-й (Девятьсот десятый) день с даты начала размещения Облигаций.	***1092-й (Одна тысяча девяносто второй) день с даты начала размещения Облигаций.***	***1092-й (Одна тысяча девяносто второй) день с даты начала размещения Облигаций. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в***	***Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.***

		первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.	
Порядок выплаты купонного (процентного) дохода: *Порядок выплаты дохода по шестому купону аналогичен порядку выплаты дохода по первому купону.* *Доход по шестому купону выплачивается одновременно с погашением 30 (тридцати) процентов номинальной стоимости Облигаций выпуска.*			

9.5. Возможность и условия досрочного погашения облигаций

Возможность досрочного погашения Облигаций Эмитентом не предусматривается.

9.6. Сведения о платежных агентах по облигациям

Погашение и выплата доходов по облигациям осуществляются Эмитентом с привлечением платежного агента.

Полное фирменное наименование: ***Межрегиональный коммерческий банк развития связи и информатики (открытое акционерное общество)***

Сокращенное фирменное наименование: ***ОАО АКБ «Связь-Банк»***

Место нахождения: ***Россия, 125375, г. Москва, ул. Тверская, 7***

Номер Генеральной лицензии на осуществление банковской деятельности кредитной организации ***1470***

Дата выдачи: ***15.11.2002***

Срок действия до: ***бессрочная лицензия***

Лицензирующий орган: ***Центральный Банк Российской Федерации***

Номер лицензии: ***Лицензия профессионального участника рынка ценных бумаг № 077-08209-100000 на осуществление брокерской деятельности***

Дата выдачи: ***28 декабря 2004 г.***

Срок действия до: ***28 декабря 2007 г.***

Лицензирующий орган: ***ФСФР России***

Функции платежного агента:

- ***От имени, за счет и по поручению Эмитента осуществлять выплату денежных средств лицам, уполномоченным на получение сумм погашения и купонного дохода по Облигациям - владельцам Облигаций и/или Держателям Облигаций - в размере, в сроки и в порядке, установленными Решением о выпуске ценных бумаг и Проспектом ценных бумаг. Любые выплаты денежных средств по Облигациям осуществляются Платежным агентом только при условии перечисления Эмитентом на лицевой счет Эмитента, открытый у Платежного агента, денежных средств в размере, достаточном для осуществления таких выплат.***
- ***Рассчитывать суммы денежных средств, подлежащих выплате каждому из лиц, уполномоченных на получение сумм погашения и купонного дохода по Облигациям в порядке, установленном Решением о выпуске ценных бумаг и Проспектом ценных бумаг.***
- ***Предоставлять Эмитенту письменные отчеты о проведенных выплатах по Облигациям в порядке и в сроки, установленные договором, заключенным между Эмитентом и Платежным агентом.***
- ***Предоставлять владельцам и/или Держателям Облигаций информацию о размере, сроках и условиях выплаты купонного дохода по Облигациям, а также о сроках и условиях погашения номинальной стоимости Облигаций.***
- ***Соблюдать конфиденциальность информации, полученной Платежным агентом в связи с исполнением своих обязанностей, если эта информация не является общедоступной или не подлежит раскрытию в соответствии с нормативными актами Российской Федерации.***

Эмитент может назначать иных платежных агентов и отменять такие назначения. Официальное сообщение Эмитента о назначении дополнительных платёжных агентов и отмене таких назначений публикуется Эмитентом в ленте новостей и на сайте Эмитента в сети Интернет по адресу: http://www.dsv.ru в течении 5 (Пяти) дней с даты совершения таких назначений либо их отмены.

9.7. Сведения о действиях владельцев облигаций и порядке раскрытия информации в случае дефолта по облигациям

Неисполнение обязательств Эмитента по Облигациям является существенным нарушением условий заключенного договора займа (дефолт) в случае:

- ***просрочки исполнения обязательства по выплате очередного процента (купона) по Облигациям на срок более 7 (семи) дней или отказа от исполнения указанного обязательства;***
- ***просрочки исполнения обязательства по выплате суммы основного долга по Облигациям на срок более 30 (тридцати) дней или отказа от исполнения указанного обязательства.***

Исполнение соответствующих обязательств с просрочкой, однако в течение вышеуказанных сроков, составляет технический дефолт.

Санкции, налагаемые на эмитента в случае неисполнения, ненадлежащего исполнения эмитентом обязательств по облигациям:

В случае неисполнения или ненадлежащего исполнения Эмитентом обязательств по Облигациям штрафные санкции, применимые к Эмитенту, определяются действующим законодательством.

Порядок обращения с требованием к эмитенту, лицам, несущим солидарную или субсидиарную ответственность по обязательствам эмитента, в случае неисполнения или ненадлежащего исполнения эмитентом обязательств по облигациям:

В случае неисполнения или частичного исполнения Эмитентом своих обязательств по выплате (погашению) частей номинальной стоимости Облигаций и/или выплате купонного дохода по Облигациям владельцы Облигаций имеют право требовать от Поручителя выплаты соответствующей части номинальной стоимости Облигаций и/или суммы купонного дохода.

Для осуществления своих прав на обеспечение Облигаций владелец или Держатель Облигаций по поручению владельца Облигаций, как это установлено в договоре между владельцем и Держателем Облигаций, предпринимает следующие действия:

1) Подает в Депозитарий поручение на перевод Облигаций, соответствующая часть номинальной стоимости которых подлежит погашению (выплате), и/или для выплаты купонного дохода, в раздел своего счета депо, предназначенный для блокирования Облигаций для выплаты (погашения) соответствующей части номинальной стоимости Облигаций и/или для выплаты купонного дохода, и представляет Поручителю письменное требование о погашении и/или выплате купонного дохода по Облигациям, с указанием следующей информации:

- полное наименование лица, уполномоченного получать суммы погашения и/или купонного дохода по Облигациям.

В случае если Облигации переданы владельцем Держателю Облигаций и Держатель Облигаций уполномочен на получение сумм выплаты (погашения) соответствующей части номинальной стоимости и/или купонного дохода по Облигациям, указывается полное наименование Держателя Облигаций.

В случае если Облигации не были переданы Держателю Облигаций и/или Держатель Облигаций не уполномочен владельцем на получение сумм выплат (погашения) соответствующей части номинальной стоимости и/или купонного дохода по Облигациям, указывается полное наименование владельца Облигаций (Ф.И.О. владельца - для физического лица);

- количество и реквизиты (вид, серия, дата и номер государственной регистрации) Облигаций, учитываемых на счете депо лица, уполномоченного получать суммы выплаты (погашения) соответствующей части номинальной стоимости Облигаций и/или купонного дохода по Облигациям;

- место нахождения и почтовый адрес лица, уполномоченного получать суммы выплаты (погашения) соответствующей части номинальной стоимости Облигаций и/или купонного дохода по Облигациям;

- наименование и реквизиты банковского счёта лица, уполномоченного получать суммы выплаты (погашения) соответствующей части номинальной стоимости Облигаций и/или купонного дохода по Облигациям (номер счета; наименование банка, в котором открыт счет; корреспондентский счет банка, в котором открыт счет; банковский идентификационный код банка, в котором открыт счет);

- идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы выплаты (погашения) соответствующей части номинальной стоимости Облигаций и/или купонного дохода по Облигациям;

- налоговый статус лица, уполномоченного получать суммы выплаты (погашения) соответствующей части номинальной стоимости Облигаций и/или купонного дохода по Облигациям (резидент, нерезидент с постоянным представительством в Российской Федерации, нерезидент без постоянного представительства в Российской Федерации и т.д.);

- суть неисполненных обязательств Эмитента:

"Эмитент не выплатил владельцу Облигаций или выплатил не в полном объеме в сроки, установленные Решением о выпуске ценных бумаг, Проспектом ценных бумаг, основную сумму долга при погашении первой, второй, третьей, четвертой частей номинальной стоимости Облигаций";

"Эмитент не выплатил владельцу Облигаций или выплатил не в полном объеме в сроки, установленные Решением о выпуске ценных бумаг, Проспектом ценных бумаг, купонный доход в виде процентов от соответствующей части номинальной стоимости Облигаций".

Требование об исполнении обязательств должно быть предъявлено Поручителю не позднее 90 (Девяноста) дней со дня наступления соответствующего срока исполнения обязательств Эмитента в отношении владельца Облигаций, направляющего данное требование об исполнении обязательств.

К Требованию об Исполнении Обязательств должна быть приложена подтверждающая права владельца Облигаций на его Облигации выписка со счета ДЕПО в НДЦ, или депозитариях, являющихся депонентами по отношению к НДЦ, на Дату составления НДЦ списка владельцев облигаций для выплаты купонного дохода/погашения облигаций, определяемую в соответствии с условиями Эмиссионных документов.

Требование, предъявляемое владельцем, являющимся юридическим лицом, или по поручению владельца Держателем Облигаций, должно быть подписано руководителем и главным бухгалтером и заверено печатью лица, уполномоченного получать суммы выплаты (погашения) соответствующей части номинальной стоимости Облигаций и/или купонного дохода по Облигациям. Если лицо, предъявляющее требование, является физическим лицом, то такое требование подписывается данным лицом, при этом его подпись подлежит нотариальному удостоверению.

Требование предъявляется Поручителю по месту его нахождения или направляется по почтовому адресу Поручителя заказным письмом, курьерской почтой или экспресс почтой.

2) Поручитель рассматривает Требование об Исполнении Обязательств в течение 14 (Четырнадцати) дней со дня окончания срока в 90 (Девяносто) дней, установленного пунктом 3.3.4. Оферты. При этом Поручитель вправе выдвигать против Требования об Исполнении Обязательств любые возражения, которые мог бы представить Эмитент, и не теряет право на эти возражения даже в том случае, если Эмитент от них отказался или признал свой долг.

Не рассматриваются Требования об Исполнении Обязательств, предъявленные к Поручителю позднее 90 (Девяносто) дней со дня наступления соответствующего Срока Исполнения Обязательств Эмитента, в отношении владельцев Облигаций, направивших данное Требование об Исполнении Обязательств.

3). В случае принятия решения об удовлетворении Поручителем Требования об Исполнении Обязательств, Поручитель уведомляет об этом владельца Облигаций и в течение 30 (Тридцать) дней со дня истечения срока рассмотрения Требования об Исполнении Обязательств производит платеж в соответствии с условиями Оферты на банковский счет владельца Облигаций, реквизиты которого указаны в Требовании об Исполнении Обязательств.

Приобретение Облигаций означает заключение приобретателем Облигаций договора, в соответствии с которым предоставляется обеспечение выпуска Облигаций на условиях, указанных в п. 12. Решения о выпуске ценных бумаг. С момента возникновения у первого владельца прав на Облигации договор, в соответствии с которым предоставляется обеспечение выпуска Облигаций на условиях, указанных в п. 12.2. Решения о выпуске ценных бумаг, считается заключенным. При этом письменная форма договора считается соблюденной. С переходом прав на Облигации к приобретателю переходят права, вытекающие из такого обеспечения, в том же объеме и на тех же условиях, которые существуют на момент перехода прав на Облигации.

Обеспечение вступает в силу с момента возникновения у первых владельцев Облигаций прав на эти Облигации и действует до полного исполнения Эмитентом и/или Поручителем обязательств по выплате (погашению) всех частей номинальной стоимости и выплате купонного дохода по Облигациям.

К Поручителю, исполнившему обязательства за Эмитента по выплате (погашению) соответствующей части номинальной стоимости и/или выплате купонного дохода по Облигациям в порядке и на условиях, предусмотренных п. 9.7. Решения о выпуске ценных бумаг, переходят права кредитора по этим обязательствам в том объеме, в котором Поручитель удовлетворил требования владельцев и Держателей Облигаций, уполномоченных на получение суммы погашения соответствующей части номинальной стоимости и/или купонного дохода по Облигациям. При этом документами, подтверждающими права кредитора, являются реестр предъявленных Поручителю требований и документы, подтверждающие перевод средств Поручителем в оплату соответствующей части номинальной стоимости Облигаций и/или купонного дохода по Облигациям.

Порядок обращения с иском в суд или арбитражный суд (подведомственность и срок исковой давности:

В случае неисполнения Эмитентом обязательств по Облигациям или просрочки исполнения соответствующих обязательств (дефолта) владельцы Облигаций могут обращаться в суд (арбитражный суд или суд общей юрисдикции) с иском к Эмитенту с требованием погасить соответствующую часть номинальной стоимости Облигации и/или выплатить предусмотренный ими доход, а также уплатить проценты за несвоевременное погашение Облигаций в соответствии со статьями 395 и 811 Гражданского кодекса Российской Федерации.

Общий срок исковой давности согласно статье 196 Гражданского кодекса Российской Федерации устанавливается в три года. В соответствии со статьей 200 Гражданского кодекса Российской Федерации течение срока исковой давности начинается со дня, когда лицо узнало или должно было узнать о нарушении своего права.

Подведомственность гражданских дел судам установлена статьей 22 Гражданского процессуального кодекса Российской Федерации. В соответствии с указанной статьей суды общей юрисдикции рассматривают и разрешают исковые дела с участием граждан, организаций, органов государственной власти, органов местного самоуправления о защите нарушенных или оспариваемых прав, свобод и законных интересов, по спорам, возникающим из гражданских, семейных, трудовых, жилищных, земельных, экологических и иных правоотношений.

Подведомственность дел арбитражному суду установлена статьей 27 Арбитражного процессуального кодекса Российской Федерации. В соответствии с указанной статьей арбитражному суду подведомственны дела по экономическим спорам и другие дела, связанные с осуществлением предпринимательской и иной экономической деятельности. Арбитражные суды разрешают экономические споры и рассматривают иные дела с участием организаций, являющихся юридическими лицами, граждан, осуществляющих предпринимательскую деятельность без образования юридического лица и имеющих статус индивидуального предпринимателя, приобретенный в установленном законом порядке, а в случаях, предусмотренных кодексом и иными федеральными законами, с участием Российской Федерации, субъектов Российской Федерации, муниципальных образований, государственных органов, органов местного самоуправления, иных органов, должностных лиц, образований, не имеющих статуса юридического лица, и граждан, не имеющих статуса индивидуального предпринимателя.

Порядок раскрытия информации о неисполнении или ненадлежащем исполнении обязательств по погашению и/или выплате доходов по облигациям:

Сообщение о дефолте по Облигациям Эмитент публикует в срок не позднее 5 (Пяти) дней с момента наступления дефолта в ленте новостей и на странице в сети «Интернет» по адресу: http://www.dsv.ru, которое включает в себя следующую информацию:

- *объем неисполненных обязательств;*
- *причину неисполнения обязательств;*
- *перечисление возможных действий владельцев Облигаций по удовлетворению своих требований.*

Сообщение об исполнении или просрочке исполнения Эмитентом обязательств по выплате (погашению) соответствующей части номинальной стоимости Облигации публикуется в форме сообщения о существенном факте «Сведения о сроках исполнения обязательств эмитента перед владельцами ценных бумаг» в следующем порядке и сроки с даты, в которую соответствующее обязательство должно быть исполнено:

- *в ленте новостей - не позднее 1 (одного) дня;*
- *на странице в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3 (трех) дней;*
- *в газете «Золотой рог» - не позднее 5 (пяти) дней.*

Сообщение также публикуется в «Приложении к Вестнику ФСФР России».

Сообщение об исполнении или просрочке исполнения Эмитентом обязательств по выплате купонного дохода по Облигациям публикуется в форме сообщения о существенных фактах «Сведения о начисленных и (или) выплаченных доходах по ценным бумагам эмитента» и «Сведения о сроках исполнения обязательств эмитента перед владельцами ценных бумаг» в следующие сроки с даты, в которую соответствующее обязательство должно быть исполнено:

- *в ленте новостей - не позднее 1 (одного) дня;*
- *на странице в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3 (трех) дней;*
- *в газете «Золотой рог» - не позднее 5 (пяти) дней.*

Сообщение также публикуется в «Приложении к Вестнику ФСФР России».

10. Сведения о приобретении облигаций

Условия и порядок приобретения облигаций:

Предусмотрена возможность приобретения Облигаций Эмитентом по требованию их владельца (владельцев), а также по соглашению с их владельцем (владельцами) с возможностью их дальнейшего обращения до истечения срока погашения.

I. Возможность, порядок и условия приобретения эмитентом облигаций выпуска по требованиям их владельцев:

В случае если после объявления процентных ставок купонов (в соответствии с подпунктами - п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2(II) А Проспекта ценных бумаг), у Облигации останутся неопределенными процентные ставки хотя бы одного из последующих купонов, тогда одновременно с сообщением о ставках i-го и других определяемых купонов по Облигациям Эмитент обязан обеспечить право владельцев Облигаций требовать от Эмитента приобретения Облигаций в течение как минимум последних 5 (Пяти) дней k-го купонного периода (при этом k - номер последнего из определяемых купонов) (в случае если Эмитентом определяется ставка только одного i-го купона, то i=k).

Эмитент осуществляет приобретение Облигации по требованию их владельцев в течение срока, определяемого согласно соответствующему решению Совета директоров Эмитента.

Указанная информация, включая порядковые номера купонов, процентная ставка по которым определена в Дату установления i-го купона, срок приобретения Облигаций, а также порядковый номер купонного периода (k), в котором будет происходить приобретение Облигаций, доводится до потенциальных приобретателей Облигаций путем опубликования сообщения в следующем порядке и сроки с даты составления Эмитентом протокола собрания (заседания) Совета директоров Эмитента, на котором было принято решение о приобретении Облигаций по требованию их владельцев:

- в ленте новостей – не позднее 1(Одного) дня;

- на странице в сети «Интернет» по адресу: http://www.dsv.ru не позднее 3 (трех) дней

Сообщение будет содержать следующую информацию:

- размер купона по Облигациям за соответствующий купонный период;

- цена, по которой Эмитент обязуется приобретать Облигации по требованию владельцев Облигаций;

- порядок осуществления приобретения Облигаций;

- количество приобретаемых Облигаций (равное 100% размещенных Облигаций);

- форма и срок оплаты приобретаемых Облигаций;

- срок приобретения Облигаций;

- иные условия приобретения Облигаций Эмитентом, информация о которых должна быть раскрыта в соответствии с нормативно-правовыми актами, регулирующими порядок раскрытия информации эмитентами эмиссионных ценных бумаг.

Эмитент обеспечивает право владельцев Облигаций требовать от Эмитента приобретения Облигаций в течение срока, установленного соответствующим решением Совета директоров Эмитента, который составит как минимум 5 (Пять) последних дней купонного периода, предшествующего купонному периоду, ставка по которому не была определена после государственной регистрации Отчета об итогах выпуска ценных бумаг) (далее – Период предъявления Облигаций к приобретению Эмитентом).

Срок приобретения облигаций или порядок его определения:

Дата Приобретения Облигаций по требованиям их владельцев, заявленным в Период предъявления Облигаций к приобретению Эмитентом, определяется как 3 (Третий) рабочий день купонного периода, по которому процентная ставка устанавливается Эмитентом после государственной регистрации отчета об итогах выпуска Облигаций

Порядок и условия приобретения Эмитентом Облигаций по требованию владельцев Облигаций:

1) Владелец Облигаций, являющийся Участником торгов Биржи действует самостоятельно. В случае, если владелец Облигаций не является Участником торгов Биржи, он заключает соответствующий договор с любым брокером, являющимся Участником торгов Биржи, и дает ему поручение осуществить все необходимые действия для продажи Облигаций Эмитенту. Участник торгов Биржи, действующий за счет и по поручению владельцев Облигаций, а также действующий от своего имени и за свой счет, далее именуется "Держатель".

2) В течение Периода предъявления Облигаций к приобретению Эмитентом Держатель Облигаций должен направить Агенту Эмитента, которым является «Акционерный Коммерческий банк развития связи и информатики» (открытое акционерное общество) (далее – "Агент"), заказным письмом письменное уведомление о намерении продать определенное количество Облигаций (далее - "Уведомление").

Уведомление должно выражать намерение продать Эмитенту Облигации Эмитента , а также содержать следующие сведения:

- полное наименование Держателя Облигаций;

- полное наименование владельца Облигаций (в случае, если Держатель Облигаций - Участник торгов Биржи - действует за счет и по поручению владельцев Облигаций);

- государственный регистрационный номер и дату государственной регистрации Облигаций;

- количество предлагаемых к продаже Облигаций (цифрами и прописью).

Уведомление должно быть подписано уполномоченным лицом Держателя Облигаций и скреплено печатью Держателя.

Уведомление считается полученным в дату вручения адресату или отказа адресата от его получения, подтвержденного соответствующим документом.

3) после направления Уведомления Держатель Облигаций подает в Дату Приобретения Облигаций адресную заявку на продажу Облигаций в Систему торгов Биржи в соответствии с Правилами Биржи, адресованную Агенту Эмитента, являющемуся Участником торгов Биржи, с указанием Цены Приобретения Облигаций, и кодом расчетов Т0. Данная заявка должна быть выставлена Держателем в систему торгов с 13 часов 00 минут до 15 часов 00 минут по московскому времени в Дату Приобретения Облигаций Эмитентом. Количество Облигаций, указанное в данной заявке, не должно превышать количества Облигаций, ранее указанного в Уведомлении, направленном Держателем Облигаций Агенту Эмитента.

4) Сделки по Приобретению Эмитентом Облигаций у Держателей Облигаций совершаются через Агента Эмитента в Системе торгов Биржи в соответствии с Правилами Биржи.

Эмитент обязуется в срок не позднее 17 часов 00 минут по московскому времени в Дату Приобретения Облигаций Эмитентом заключить сделки со всеми Держателями Облигаций, от которых были получены Уведомления, путем подачи через своего Агента встречных адресных заявок к заявкам, поданным в соответствии с Решением о выпуске ценных бумаг и Проспектом ценных бумаг и находящимся в Системе торгов к моменту заключения сделки.

Сделки по приобретению Облигаций Эмитентом заключаются в Системе торгов Биржи в соответствии с Правилами Биржи.

В случае, если приобретение Облигаций Эмитентом через Биржу в порядке, предусмотренном Решением о выпуске ценных бумаг и Проспектом ценных бумаг, не будет представляться возможным или будет не соответствовать требованиям законодательства РФ, Эмитент принимает решение об организаторе торговли на рынке ценных бумаг, через которого Эмитент будет заключать сделки по приобретению Облигаций.

В таком случае приобретение Облигаций Эмитентом будет осуществляться в соответствии с нормативными документами, регулирующими деятельность такого организатора торговли на рынке ценных бумаг, а Эмитент одновременно с сообщением об определении ставки по купону должен опубликовать информацию об организаторе торговли на рынке ценных бумаг, через которого Эмитент будет заключать сделки по приобретению Облигаций.

Указанная информация будет включать в себя:

- полное и сокращенное наименование организатора торговли на рынке ценных бумаг,

- его место нахождения,

- сведения о лицензии: номер, дата выдачи, срок действия, орган, выдавший лицензию;

- порядок проведения приобретения в соответствии с правилами организатора торговли.

Эмитент обязан приобрести все Облигации, Уведомления о намерении продать которые и адресные заявки на продажу которых поступили от владельцев в установленный срок.

Цена приобретения (порядок определения цены приобретения в виде формулы с переменными, значения которых не могут изменяться в зависимости от усмотрения эмитента) облигаций:

Эмитент обязуется покупать Облигации по цене равной 100% (Сто процентов) от непогашенной части номинальной стоимости. Данная цена указывается без учета накопленного купонного дохода по Облигациям на Дату приобретения Облигаций, который уплачивается Эмитентом владельцу приобретаемых им Облигаций сверх цены покупки при совершении сделки.

Порядок раскрытия эмитентом информации о приобретении облигаций:

Сообщение о принятом Советом директоров Эмитента решении о приобретении Облигаций, включая информацию о порядковых номерах купонов, процентная ставка по которым устанавливается равной процентной ставке по первому купону, а также порядковый номер купонного периода (j), в котором владельцы Облигаций могут требовать приобретения Облигаций Эмитента, должно быть опубликовано Эмитентом в следующие сроки с даты составления Эмитентом протокола собрания (заседания) Совета директоров Эмитента, на котором было принято решение о приобретении Облигаций по требованию их владельцев:

- в ленте новостей - не позднее 1 (Одного) дня;

- на странице в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3 (Трех) дней.

Сообщение будет содержать следующую информацию:

- цена, по которой Эмитент обязуется приобретать Облигации по требованию владельцев Облигаций;

- порядок осуществления приобретения Облигаций;

- количество приобретаемых Облигаций (равное 100% размещенных Облигаций);

- форма и срок оплаты приобретаемых Облигаций;

- срок приобретения Облигаций;

- иные условия приобретения Облигаций Эмитентом, информация о которых должна быть раскрыта в соответствии с нормативно-правовыми актами, регулирующими порядок раскрытия информации эмитентами эмиссионных ценных бумаг.

Сообщение о принятом Советом директоров Эмитента решении о приобретении Облигаций, включая информацию о порядковых номерах купонов, процентная ставка по которым определена в Дату установления i-го купона, а также порядковый номер купонного периода (k), в котором будет происходить приобретение Облигаций, должно быть опубликовано Эмитентом в следующие сроки с даты составления Эмитентом протокола собрания (заседания) Совета директоров Эмитента, на котором было принято решение о приобретении Облигаций по требованию их владельцев:

- в ленте новостей - не позднее 1 (Одного) дня;

- на странице в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3 (Трех) дней.

Сообщение будет содержать следующую информацию:

- размер купона по Облигациям за соответствующий купонный период;

- цена, по которой Эмитент обязуется приобретать Облигации по требованию владельцев Облигаций;

- порядок осуществления приобретения Облигаций;

- количество приобретаемых Облигаций (равное 100% размещенных Облигаций);

- форма и срок оплаты приобретаемых Облигаций;

- срок приобретения Облигаций;

- иные условия приобретения Облигаций Эмитентом, информация о которых должна быть раскрыта в соответствии с нормативно-правовыми актами, регулирующими порядок раскрытия информации эмитентами эмиссионных ценных бумаг.

В случае приобретения Эмитентом Облигаций выпуска они поступают на счет депо Эмитента в Депозитарии, осуществляющем учет прав на Облигации.

В последующем приобретенные Эмитентом Облигации могут быть вновь выпущены в обращение на вторичный рынок до истечения их срока погашения (погашения последней части номинальной стоимости Облигаций) (при условии соблюдения Эмитентом требований законодательства Российской Федерации).

Сообщение об исполнении Эмитентом обязательств по приобретению Облигаций Эмитента публикуется в форме сообщения о существенном факте «Сведения о сроках исполнения обязательств перед владельцами ценных бумаг эмитента» в следующие сроки с даты, в которую соответствующее обязательство должно быть исполнено:

- *в ленте новостей - не позднее 1 (одного) дня;*
- *на странице в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3(трех) дней;*
- *в газете «Золотой рог» - не позднее 5 (пяти) дней.*

Данное сообщение также публикуется в «Приложении к Вестнику ФСФР России».

II. Возможность приобретения эмитентом облигаций выпуска по соглашению с их владельцами:

Совет директоров Эмитента в соответствии с его Уставом может принимать отдельные решения о приобретении Облигаций. Такое решение принимается Советом директоров Эмитента с утверждением цены, срока и порядка приобретения Облигаций, включая порядок оплаты приобретаемых Облигаций.

Срок приобретения облигаций или порядок его определения:

Эмитент осуществляет приобретение Облигации по соглашению с их владельцами в течение срока, определяемого согласно соответствующему решению уполномоченного органа Эмитента.

Срок приобретения Облигаций не может наступать ранее даты регистрации Отчета об итогах выпуска ценных бумаг.

Порядок раскрытия эмитентом информации о приобретении облигаций:

Сообщение владельцам Облигаций о принятом Советом директоров Эмитента решении о приобретении Облигаций по соглашению с их владельцами публикуется в течение 5 (Пяти) дней с даты принятия Эмитентом соответствующего решения, но не позднее, чем за 7 (Семь) дней до начала срока принятия предложения приобретении Облигаций, в следующем порядке:

- *в ленте новостей - не позднее 1 (одного) дня;*
- *на странице в сети «Интернет» по адресу http://www.dsv.ru - не позднее 3 (трех) дней;*
- *в газете «Золотой рог» - не позднее 5 (пяти) дней.*

Сообщение владельцам Облигаций о принятом Советом директоров Эмитента решении о приобретении Облигаций должно содержать следующую информацию:

- дату принятия решения о приобретении Облигаций;

- идентификационные признаки Облигаций, государственный регистрационный номер и дату государственной регистрации выпуска Облигаций;

- дату начала приобретения Эмитентом Облигаций;

- дату окончания приобретения Облигаций;

- цену приобретения Облигаций или порядок ее определения;

- количество приобретаемых Облигаций;

- порядок приобретения Облигаций, в том числе срок подачи заявок на приобретение,

- форму и срок оплаты.

В случае приобретения Эмитентом Облигаций они поступают на счет депо Эмитента в Депозитарии, осуществляющем учет прав на Облигации.

В последующем приобретенные Эмитентом Облигации могут быть вновь выпущены в обращение на вторичный рынок до истечения их срока погашения (при условии соблюдения Эмитентом требований законодательства Российской Федерации).

В случае принятия владельцами Облигаций предложения об их приобретении Эмитентом в отношении большего количества Облигаций, чем указано в таком предложении, Эмитент приобретает Облигации у владельцев пропорционально заявленным требованиям при соблюдении условия о приобретении только целых Облигаций.

Иные условия приобретения Облигаций отсутствуют.

Сообщение об исполнении Эмитентом обязательств по приобретению Облигаций Эмитента публикуется в форме сообщения о существенном факте «Сведения о сроках исполнения обязательств перед владельцами ценных бумаг эмитента» в следующие сроки с даты, в которую соответствующее обязательство должно быть исполнено:

- *в ленте новостей - не позднее 1 (одного) дня;*
- *на странице в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3(трех) дней;*
- *в газете «Золотой рог» - не позднее 5 (пяти) дней.*
  Данное сообщение также публикуется в «Приложении к Вестнику ФСФР России».

11. Порядок раскрытия эмитентом информации о выпуске (дополнительном выпуске) ценных бумаг в соответствии с законодательством Российской Федерации и Стандартами эмиссии ценных бумаг и регистрации проспектов ценных бумаг

Эмитент осуществляет раскрытие информации о выпуске Облигаций в соответствии с требованиями действующего законодательства, регулирующего вопросы раскрытия информации Эмитентами эмиссионных ценных бумаг.

В случае изменения законодательства Российской Федерации, регулирующего порядок и сроки раскрытия информации эмитентами эмиссионных ценных бумаг, Эмитент будет руководствоваться действующим на момент раскрытия информации законодательством.

Эмитент обязан раскрывать информацию в форме ежеквартального отчета и сообщений о существенных фактах (событиях, действиях), затрагивающих его финансово-хозяйственную деятельность.

а) Сообщение о принятии уполномоченным органом Эмитента решения о размещении Облигаций должно быть опубликовано Эмитентом в форме сообщения о существенном факте «Сведения о выпуске эмитентом ценных бумаг» в следующем порядке и сроки с даты составления соответствующего протокола:

- *в ленте новостей - не позднее 1 (Одного) дня;*
- *на странице в сети «Интернет» по адресу http://www.dsv.ru - не позднее 3 (Трех) дней;*

- *в газете «Золотой рог» - не позднее 5 (Пяти) дней.*

Данное сообщение также публикуется в "Приложении к Вестнику ФСФР России ".

б) Сообщение об утверждении уполномоченным органом Эмитента Решения о выпуске ценных бумаг должно быть опубликовано Эмитентом в форме сообщения о существенном факте «Сведения о принятии уполномоченным органом Эмитента решения о выпуске ценных бумаг» в следующем порядке и сроки с даты составления соответствующего протокола:

- *в ленте новостей - не позднее 1 (Одного) дня;*
- *на странице в сети «Интернет» по адресу http://www.dsv.ru - не позднее 3 (Трех) дней;*
- *в газете «Золотой рог» - не позднее 5 (Пяти) дней.*

Данное сообщение также публикуется в "Приложении к Вестнику ФСФР России".

в) Сообщение о государственной регистрации выпуска Облигаций и порядке доступа к информации, содержащейся в Проспекте ценных бумаг должно быть опубликовано Эмитентом в форме сообщения о существенном факте «Сведения о выпуске эмитентом ценных бумаг» в следующем порядке и сроки с даты получения Эмитентом письменного уведомления регистрирующего органа о государственной регистрации выпуска ценных бумаг:

- *в ленте новостей - не позднее 1 (Одного) дня;*
- *на сайте Эмитента в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3 (Трех) дней;*
- *в газете «Золотой рог» - не позднее 5 (Пяти) дней.*

Данное сообщение также публикуется в "Приложении к Вестнику ФСФР России ".

В срок не более 3 (Трех) дней с даты получения Эмитентом письменного уведомления регистрирующего органа о государственной регистрации выпуска ценных бумаг Эмитент публикует текст зарегистрированного Проспекта ценных бумаг на странице в сети «Интернет» по адресу http://www.dsv.ru.

Текст зарегистрированного Проспекта ценных бумаг будет доступен в сети «Интернет» с даты его опубликования до истечения не менее 6 месяцев с даты опубликования зарегистрированного Отчета об итогах выпуска ценных бумаг в сети «Интернет».

г) Эмитент обеспечивает доступ к информации, содержащейся в зарегистрированных Решении о выпуске ценных бумаг и Проспекте ценных бумаг путем предоставления всем заинтересованным лицам возможности ознакомиться с экземплярами зарегистрированных Решения о выпуске ценных бумаг и Проспекта ценных бумаг и получить копии указанных документов по следующим адресам:

ОАО «Дальсвязь»
Место нахождения: *690950, г. Владивосток, ГСП, ул.Светланская, 57*
Тел.: *(4232) 222-864*
Факс: *(4232) 222-864*

ОАО АКБ «Связь-Банк»
Место нахождения: *Россия, 125375, Москва, ул. Тверская, д.7*
Телефон*: (495) 771-32-60*
Факс: *(495) 975-24-66*

Эмитент обязан предоставить копии указанных документов владельцам Облигаций и иным заинтересованным лицам по их требованию за плату, не превышающую расходы на копирование указанных документов в срок не более 7 (Семи) дней с даты предъявления требования.

д) Эмитент публикует сообщение о дате начала размещения Облигаций в следующем порядке и сроки:

- *в ленте новостей - не позднее, чем за 5 (Пять) дней до даты начала размещения Облигаций;*
- *на странице в сети «Интернет» по адресу: http://www.dsv.ru - не позднее, чем за 4 (Четыре) дня до даты начала размещения Облигаций.*

е) В случае принятия Эмитентом решения об изменении даты начала размещения Облигаций, информация о которой была раскрыта в установленном выше порядке, Эмитент публикует сообщение об изменении даты начала размещения Облигаций в ленте новостей и на странице в сети "Интернет" по адресу: http://www.dsv.ru не позднее 1 (Одного) дня до наступления такой даты.

ж) Сообщение о принятии уполномоченным органом Эмитента решения об определении ставки по первому купону Облигаций публикуется Эмитентом в форме сообщения о существенных фактах «Сведения о начисленных и/или выплаченных доходах по ценным бумагам эмитента» и «Сведения о сроках исполнения обязательств перед владельцами ценных бумаг эмитента» в следующем порядке и сроки с даты определения соответствующей ставки:

- *в ленте новостей - не позднее 1 (Одного) дня;*

- *на странице в сети «Интернет» по адресу http://www.dsv.ru - не позднее 3 (Трех) дней;*
- *в газете «Золотой рог» – не позднее 5 (Пяти) дней.*

Данное сообщение также публикуется в "Приложении к Вестнику ФСФР России ".

з) В случае принятия Эмитентом решения о внесении изменений и/или дополнений в Решение о выпуске ценных бумаг и/или Проспект ценных бумаг и/или в случае получения Эмитентом письменного требования (предписания, определения) государственного органа, уполномоченного в соответствии с законодательством Российской Федерации на принятие решения о приостановлении размещения ценных бумаг (далее - уполномоченный государственный орган), Эмитент обязан приостановить размещение Облигаций и опубликовать сообщение о приостановлении размещения Облигаций.

Сообщение о приостановлении размещения Облигаций должно быть опубликовано Эмитентом в следующие сроки с даты составления протокола собрания (заседания) уполномоченного органа Эмитента, на котором принято решение о внесении изменений и/или дополнений в Решение о выпуске ценных бумаг и/или Проспект ценных бумаг, либо даты получения Эмитентом письменного требования (предписания, определения) уполномоченного государственного органа о приостановлении размещения Облигаций:

- *в ленте новостей - не позднее 1 (Одного) дня;*
- *на странице в сети «Интернет» по адресу http://www.dsv.ru - не позднее 3 (Трех) дней;*
- *в газете «Золотой рог»- не позднее 5 (Пяти) дней.*

Данное сообщение также публикуется в "Приложении к Вестнику ФСФР России ".

и) После регистрации изменений и/или дополнений в Решение о выпуске ценных бумаг и/или Проспект ценных бумаг, принятия решения об отказе в регистрации таких изменений и/или дополнений, или получения письменного уведомления (определения, решения) уполномоченного государственного органа о разрешении возобновления размещения Облигаций (прекращении действия оснований для приостановления размещения Облигаций) Эмитент обязан опубликовать сообщение о возобновлении размещения Облигаций.

Сообщение о возобновлении размещения Облигаций должно быть опубликовано Эмитентом в следующие сроки с даты получения письменного уведомления регистрирующего органа о регистрации изменений и/или дополнений в Решение о выпуске ценных бумаг и/или Проспект ценных бумаг или принятия решения об отказе в регистрации таких изменений и/или дополнений либо даты получения Эмитентом письменного уведомления (определения, решения) уполномоченного государственного органа о разрешении возобновления размещения Облигаций (прекращении действия оснований для приостановления размещения Облигаций):

- *в ленте новостей - не позднее 1 (Одного) дня;*
- *на странице в сети «Интернет» по адресу http://www.dsv.ru - не позднее 3 (Трех) дней;*
- *в газете «Золотой рог» - не позднее 5 (Пяти) дней.*

Данное сообщение также публикуется в "Приложении к Вестнику ФСФР России ".

При этом публикация в сети "Интернет", а также в печатном средстве массовой информации осуществляется после публикации в ленте новостей.

Дополнительно Эмитент направляет соответствующее сообщение в регистрирующий орган.

Возобновление размещения Облигаций до опубликования сообщения о возобновлении размещения Облигаций в периодическом печатном издании не допускается.

к) Сообщение о завершении размещения Облигаций должно быть опубликовано в следующие сроки с последнего дня срока размещения, установленного Решением о выпуске ценных бумаг, а в случае, когда все Облигации размещены до истечения этого срока, - с даты размещения последней Облигации выпуска:

- *в ленте новостей - не позднее 1 (Одного) дня;*
- *на странице в сети «Интернет» по адресу http://www.dsv.ru - не позднее 3 (Трех) дней;*
- *в газете «Золотой рог» - не позднее 5 (Пяти) дней.*

Данное сообщение также публикуется в "Приложении к Вестнику ФСФР России ".

л) Сообщение о государственной регистрации Отчета об итогах выпуска ценных бумаг должно быть опубликовано Эмитентом в форме сообщения о существенном факте «Сведения о выпуске эмитентом ценных бумаг» в следующем порядке и сроки с даты получения Эмитентом письменного уведомления регистрирующего органа о государственной регистрации отчета об итогах выпуска ценных бумаг:

- *в ленте новостей - не позднее 1(Одного) дня;*
- *на странице в сети «Интернет» по адресу http://www.dsv.ru - не позднее 3 (Трех) дней;*
- *в газете «Золотой рог» - не позднее 5 (Пяти) дней.*

Данное сообщение также публикуется в "Приложении к Вестнику ФСФР России ".

В срок не более 3 (Трех) дней с даты получения Эмитентом письменного уведомления регистрирующего органа о государственной регистрации Отчета об итогах выпуска ценных бумаг Эмитент опубликует текст зарегистрированного Отчета об итогах выпуска ценных бумаг на странице в сети «Интернет» по адресу http://www.dsv.ru.

Текст зарегистрированного Отчета об итогах выпуска ценных бумаг должен быть доступен в сети «Интернет» в течение не менее 6 (Шести) месяцев с даты его опубликования в сети «Интернет».
Эмитент обеспечивает доступ к информации, содержащейся в зарегистрированном Отчете об итогах выпуска ценных бумаг путем предоставления всем заинтересованным лицам возможности ознакомиться с экземпляром зарегистрированного Отчета об итогах выпуска ценных бумаг и получить его копию по следующим адресам:
ОАО «Дальсвязь»
Место нахождения: *690950, г. Владивосток, ГСП, ул.Светланская, 57*
Тел.: *(4232) 222-864*
Факс: *(4232) 222-864*

ОАО АКБ «Связь-Банк»
Место нахождения: *Россия, 125375, Москва, ул. Тверская, д.7*
Телефон: *(495) 771-32-60*
Факс: *(495) 975-24-66*
Эмитент обязан предоставить копии указанных документов владельцам Облигаций и иным заинтересованным лицам по их требованию за плату, не превышающую расходы на копирование указанных документов в срок не более 7 (Семи) дней с даты предъявления требования.

м) В случае признания выпуска несостоявшимся или недействительным Эмитент публикует информацию об этом в форме сообщения о существенном факте «Сведения о выпуске эмитентом ценных бумаг» в следующем порядке и сроки с даты получения Эмитентом письменного уведомления (определения, решения) уполномоченного государственного органа о признании выпуска ценных бумаг несостоявшимся или недействительным:

- *в ленте новостей - не позднее 1 (Одного) дня;*
- *на странице в сети «Интернет» http://www.dsv.ru - не позднее 3 (Трех) дней;*
- *в газете «Золотой рог» - не позднее 5 (Пяти) дней.*

Данное сообщение также публикуется в «Приложении к Вестнику ФСФР России».

н) Сведения о величине процентной ставки по 2, 3, 4, 5, 6 купонам раскрываются Эмитентом в форме сообщения о существенных фактах «Сведения о начисленных и (или) выплаченных доходах по ценным бумагам эмитента» и «Сведения о сроках исполнения обязательств эмитента перед владельцами ценных бумаг» в следующем порядке и сроки с даты составления протокола собрания (заседания) уполномоченного органа Эмитента, на котором принято решение об определении размера соответствующего купона (размеров соответствующих купонов) по Облигациям:

- в ленте новостей – не позднее 1 (Одного) дня,

- на странице в сети «Интернет» по адресу http://www.dsv.ru - не позднее 3 (Трех) дней;

- в газете «Золотой Рог» - не позднее 5 (Пяти) дней.

Данное сообщение также публикуется в «Приложении к Вестнику ФСФР России».

При этом данное сообщение должно быть опубликовано не позднее чем за 5 (Пять) рабочих дней до даты окончания купонного периода, предшествующего первому из купонных периодов, по которому согласно вышеуказанному протоколу Эмитентом определяется размер процента (купона).

о) Сообщение о принятом Советом директоров Эмитента решении о приобретении Облигаций, включая информацию о порядковых номерах купонов, процентная ставка по которым устанавливается равной процентной ставке по первому купону, а также порядковый номер купонного периода (j), в котором владельцы Облигаций могут требовать приобретения Облигаций Эмитента, должно быть опубликовано Эмитентом в следующие сроки с даты составления Эмитентом протокола собрания (заседания) Совета директоров Эмитента, на котором было принято решение о приобретении Облигаций по требованию их владельцев:

- в ленте новостей - не позднее 1 (Одного) дня;

- на странице в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3 (Трех) дней.

Сообщение будет содержать следующую информацию:

- цена, по которой Эмитент обязуется приобретать Облигации по требованию владельцев Облигаций;

- порядок осуществления приобретения Облигаций;

- количество приобретаемых Облигаций (равное 100% размещенных Облигаций);

- форма и срок оплаты приобретаемых Облигаций;

- срок приобретения Облигаций;

- иные условия приобретения Облигаций Эмитентом, информация о которых должна быть раскрыта в соответствии с нормативно-правовыми актами, регулирующими порядок раскрытия информации

эмитентами эмиссионных ценных бумаг.

п) Сообщение о принятом Советом директоров Эмитента решений о приобретении Облигаций, включая информацию о порядковых номерах купонов, процентная ставка по которым определена в Дату установления i-го купона, а также порядковый номер купонного периода (k), в котором будет происходить приобретение Облигаций, должно быть опубликовано Эмитентом в следующие сроки с даты составления Эмитентом протокола собрания (заседания) Совета директоров Эмитента, на котором было принято решение о приобретении Облигаций по требованию их владельцев:
- в ленте новостей - не позднее 1 (Одного) дня;
- на странице в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3 (Трех) дней.

Сообщение будет содержать следующую информацию:

- размер купона по Облигациям за соответствующий купонный период;

- цена, по которой Эмитент обязуется приобретать Облигации по требованию владельцев Облигаций;

- порядок осуществления приобретения Облигаций;

- количество приобретаемых Облигаций (равное 100% размещенных Облигаций);

- форма и срок оплаты приобретаемых Облигаций;

- срок приобретения Облигаций;

- иные условия приобретения Облигаций Эмитентом, информация о которых должна быть раскрыта в соответствии с нормативно-правовыми актами, регулирующими порядок раскрытия информации эмитентами эмиссионных ценных бумаг.

р) Сообщение об исполнении Эмитентом обязательств по приобретению Облигаций Эмитента публикуется в форме сообщения о существенном факте «Сведения о сроках исполнения обязательств перед владельцами ценных бумаг эмитента» в следующие сроки с даты, в которую соответствующее обязательство должно быть исполнено:

- *в ленте новостей - не позднее 1 (одного) дня;*
- *на странице в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3(трех) дней;*
- *в газете «Золотой рог» - не позднее 5 (пяти) дней.*

Данное сообщение также публикуется в «Приложении к Вестнику ФСФР России».

с) Сообщение о дефолте по Облигациям Эмитент публикует в срок не позднее 5 (Пяти) дней с момента наступления дефолта в ленте новостей и на странице в сети «Интернет» по адресу: http://www.dsv.ru информацию, которое включает в себя следующую информацию:

- *объем неисполненных обязательств;*
- *причину неисполнения обязательств;*
- *перечисление возможных действий владельцев Облигаций по удовлетворению своих требований.*

т) Сообщение об исполнении или просрочке исполнения Эмитентом обязательств по выплате (погашению) соответствующей части номинальной стоимости Облигации публикуется в форме сообщения о существенном факте «Сведения о сроках исполнения обязательств эмитента перед владельцами ценных бумаг» в следующем порядке и сроки с даты, в которую соответствующее обязательство должно быть исполнено:

- *в ленте новостей - не позднее 1 (одного) дня;*
- *на странице в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3 (трех) дней;*
- *в газете «Золотой рог» - не позднее 5 (пяти) дней.*

Сообщение также публикуется в «Приложении к Вестнику ФСФР России».

у) Сообщение об исполнении или просрочке исполнения Эмитентом обязательств по выплате купонного дохода по Облигациям публикуется в форме сообщения о существенных фактах «Сведения о начисленных и (или) выплаченных доходах по ценным бумагам эмитента» и «Сведения о сроках исполнения обязательств эмитента перед владельцами ценных бумаг» в следующие сроки с даты, в которую соответствующее обязательство должно быть исполнено:

- *в ленте новостей - не позднее 1 (одного) дня;*
- *на странице в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3 (трех) дней;*
- *в газете «Золотой рог» - не позднее 5 (пяти) дней.*

Сообщение также публикуется в «Приложении к Вестнику ФСФР России».

ф) Сообщение владельцам Облигаций о принятом Советом директоров Эмитента решении о приобретении Облигаций по соглашению с их владельцами публикуется в течение 5 (Пяти) дней с даты принятия Эмитентом соответствующего решения, но не позднее, чем за 7 (Семь) дней до начала срока принятия предложения приобретении Облигаций, в следующем порядке:

- *в ленте новостей - не позднее 1 (одного) дня;*

- *на странице в сети «Интернет» по адресу адресу http://www.dsv.ru - не позднее 3 (трех) дней;*
- *в газете «Золотой рог» - не позднее 5 (пяти) дней.*

Сообщение владельцам Облигаций о принятом Советом директоров Эмитента решении о приобретении Облигаций должно содержать следующую информацию:

- дату принятия решения о приобретении Облигаций;

- идентификационные признаки Облигаций, государственный регистрационный номер и дату государственной регистрации выпуска Облигаций;

- дату начала приобретения Эмитентом Облигаций;

- дату окончания приобретения Облигаций;

- цену приобретения Облигаций или порядок ее определения;

- количество приобретаемых Облигаций;

- порядок приобретения Облигаций, в том числе срок подачи заявок на приобретение,

- форму и срок оплаты

х) В случае возникновения иных существенных фактов, затрагивающих финансово-хозяйственную деятельность Эмитента, информация о таких фактах будет опубликована Эмитентом в соответствии с требованиями законодательства Российской Федерации, действующего на момент наступления соответствующего существенного факта.

ц) Официальное сообщение Эмитента о назначении дополнительных платёжных агентов и отмене таких назначений публикуется Эмитентом в ленте новостей и на сайте Эмитента в сети Интернет по адресу: http://www.dsv.ru в течение 5 (Пяти) дней с даты совершения таких назначений либо их отмены.

ч) В случае изменения сведений о лице, предоставившем обеспечение по Облигациям выпуска, а также в случае изменения условий обеспечения исполнения обязательств по Облигациям по причинам, не зависящим от Эмитента или владельцев Облигаций с обеспечением, в том числе в связи с реорганизацией, ликвидацией или банкротством лица, предоставившего обеспечение, Эмитент публикует информацию об этом в следующие сроки с даты возникновения события:

- ***в ленте новостей - в течение 5 (пяти) дней;***
- ***на странице в сети «Интернет» по адресу: http://www.dsv.ru - после публикации сообщения в ленте новостей.***

ш) В случае наличия сведений, которые могут оказать существенное влияние на стоимость ценных бумаг Эмитента (перечисленных в Разделе 8.6 «Положения о раскрытии информации эмитентами эмиссионных ценных бумаг», утвержденного Приказом ФСФР России « 05-5/пз-н от 16.03.2005 г.), информация о них раскрывается Эмитентом в следующие сроки с момента наступления соответствующего события:

- ***в ленте новостей – не позднее 1 дня;***
- ***на странице Эмитента в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3 дней. Раскрываемая информация должна быть доступна в течение не менее 6 месяцев с даты ее опубликования в сети «Интернет».***

До отправки сообщения в информационное агентство для постановки в ленту новостей такое сообщение направляется Организатору торговли на рынке ценных бумаг.

Любая информация, которая может оказать существенное влияние на стоимость публично размещаемых и/или находящихся в публичном обращении ценных бумаг Эмитента, должна быть опубликована Эмитентом в ленте новостей до ее раскрытия иными способами.

Копия сообщения, направляемого Эмитентом информационному агентству для опубликования в ленте новостей, в течение того же дня направляется в уполномоченный регистрирующий орган, к полномочиям которого отнесена регистрация выпуска ценных бумаг Эмитента по почте или иным способом, в соответствии с требованиями законодательства.

Сообщения о существенных фактах и сведениях, которые могут оказать существенное влияние на стоимость ценных бумаг Эмитента, должны направляться Эмитентом в регистрирующий орган в срок не более 5 дней с момента наступления указанного факта. Текст сообщения о существенном факте должен быть доступен на странице в сети «Интернет» в течение не менее 6 месяцев с даты его опубликования.

12. Сведения об обеспечении исполнения обязательств по облигациям выпуска

12.1. Сведения о лице, предоставляющем обеспечение исполнения обязательств по облигациям

полное фирменное наименование: *Закрытое акционерное общество «Итегратор.ру»*
сокращенное фирменное наименование: *ЗАО «Интегратор.ру»*
место нахождения поручителя: *Российская Федерация, 690950, г. Владивосток, ул.Светланская, д.57*
дата государственной регистрации поручителя: *04.09.2003г.*

Основной государственный регистрационный номер: *1037739850301*

Указывается на наличие (отсутствие) у лица, предоставляющего обеспечение по облигациям, или принятие на себя лицом, предоставляющим обеспечение по облигациям, обязанности по раскрытию информации о его финансово-хозяйственной деятельности, в том числе в форме ежеквартального отчета и сообщений о существенных фактах (событиях, действиях), затрагивающих финансово-хозяйственную деятельность. ***Обязанности по раскрытию нет***

12.2. Условия обеспечения исполнения обязательств по облигациям

Вид обеспечения (способ предоставляемого обеспечения): ***Поручительство***

Размер обеспечения (руб.): ***1 500 000 000 (Один миллиард пятьсот миллионов) рублей, а также совокупный купонный доход по 1 500 000 (Одному миллиону пятистам тысячам) Облигаций.***

Условия обеспечения и порядок реализации прав владельцев облигаций по предоставленному обеспечению:

ОФЕРТА
о предоставлении обеспечения в форме поручительства для целей выпуска облигаций серии Д3

г. Владивосток ***«02» марта 2006г.***

1. Термины и определения.

1.1. "Оферта" - настоящая ОФЕРТА.
1.2. "Общество" –Закрытое акционерное общество "Интегратор.ру".
1.3. "Облигации серии Д3" - облигации неконвертируемые процентные документарные на предъявителя серии Д3 с обязательным централизованным хранением в общем количестве 1 500 000 (один миллион пятьсот тысяч) штук номинальной стоимостью 1 000 (Одна тысяча) рублей каждая, выпускаемые Эмитентом в соответствии с Эмиссионными Документами.
1.4. "Эмиссионные Документы" - Решение о выпуске ценных бумаг, Проспект ценных бумаг и сертификат Облигаций серии Д3.
1.5. "Эмитент" - Открытое акционерное общество «Дальневосточная компания электросвязи».
1.6. "Федеральная Служба" - Федеральная Служба по финансовым рынкам (ФСФР России).
1.7. "Событие Неисполнения Обязательств" - событие, описанное в пункте 3.1. Оферты.
1.8. "Обязательства Эмитента" - обязательства Эмитента перед владельцами Облигаций серии Д3, определенные пунктом 3.1. Оферты.
1.9. "Предельная Сумма" – 1 500 000 000 (Один миллиард пятьсот миллионов) рублей, а также сумма, составляющая совокупный купонный доход по 1 500 000 (Одному миллиону пятистам тысячам) Облигаций серии Д3.
1.10. "Срок Исполнения Обязательств Эмитента" - любой из указанных в пункте 3.1. Оферты сроков.
1.11. "Объем Неисполненных Обязательств" - объем, в котором Эмитент не исполнил Обязательства Эмитента.
1.12. "Требование об Исполнении Обязательств" - требование владельца Облигаций серии Д3 к Обществу, соответствующее условиям пункта 3.3. Оферты.
1.13. "НДЦ" - Некоммерческое Партнерство "Национальный Депозитарный Центр", выполняющее функции депозитария Облигаций серии Д3.
1.14. "Андеррайтер" - «Межрегиональный Акционерный Коммерческий Банк развития связи и информатики» (Открытое акционерное общество).

2. Предмет и характер Оферты. Условия ее акцепта.

2.1. Настоящей Офертой Общество предлагает любому лицу, имеющему намерение приобрести Облигации серии Д3, заключить договор с Обществом о предоставлении Обществом в соответствии с законодательством, Уставом Общества и условиями Оферты обеспечения в форме поручительства для целей выпуска Облигаций серии Д3.

2.2. Оферта является публичной и выражает волю Общества заключить договор поручительства на указанных в Оферте условиях с любым приобретателем Облигаций серии Д3.

2.3. Оферта является безотзывной, то есть не может быть отозвана в течение срока, установленного для акцепта Оферты.

2.4. Все условия Оферты подлежат включению в полном объеме в Эмиссионные Документы. Оферта считается полученной адресатом в момент обеспечения Эмитентом всем потенциальным приобретателям

Облигаций серии Д3 возможности доступа к информации о выпуске Облигаций серии Д3, содержащейся в Эмиссионных Документах и подлежащей раскрытию в соответствии с Федеральным законом "О рынке ценных бумаг" и нормативными актами Федеральной Службы.

2.5. Акцепт оферты может быть совершен только путем приобретения одной или нескольких Облигаций серии Д3 в порядке, на условиях и в сроки, определенные Эмиссионными Документами. Приобретение Облигаций серии Д3 означает заключение приобретателем Облигаций серии Д3 с Обществом договора поручительства, по которому Общество обязывается перед приобретателем Облигаций серии Д3 отвечать за исполнение Эмитентом его обязательств перед приобретателем Облигаций серии Д3 на условиях, установленных Офертой. С переходом прав на Облигацию серии Д3 к ее приобретателю (новому владельцу) переходят права по указанному договору поручительства в том же объеме и на тех же условиях, которые существуют на момент перехода прав на Облигацию серии Д3.

3. Обязательства Общества. Порядок и условия их исполнения.

3.1. Общество принимает на себя ответственность за исполнение Эмитентом его обязательств по выплате владельцам Облигаций серии Д3 всех частей номинальной стоимости Облигаций серии Д3, купонного дохода по Облигациям серии Д3 на следующих условиях:
Предельный размер ответственности Общества по Обязательствам Эмитента, ограничен Предельной Суммой.
Ответственность Общества по Обязательствам Эмитента является солидарной.
Общество обязуется исполнить за Эмитента Обязательства Эмитента в той части, в которой Эмитент не исполнил и/или исполнил не в полном объеме Обязательства Эмитента в следующих случаях:

- *Эмитент не выплатил или выплатил не в полном объеме соответствующую часть номинальной стоимости Облигаций серии Д3 в размере, порядке и сроки, определенные Эмиссионными Документами, владельцам Облигаций серии Д3;*
- *Эмитент не выплатил или выплатил не в полном объеме купонный доход по Облигациям серии Д3 в размерах и сроки, определенные Эмиссионными Документами, владельцам Облигаций серии Д3.*

3.2. Общество обязуется в соответствии с условиями Оферты исполнить не исполненные Эмитентом Обязательства Эмитента в Объеме Неисполненных Обязательств и в пределах Предельной Суммы. Объем Неисполненных Обязательств определяется Обществом в соответствии с полученными от владельцев Облигаций серии Д3 Требованиями об Исполнении Обязательств, оформленными в соответствии с п. 3.3. настоящей Оферты.

3.3. Требование об Исполнении Обязательств должно соответствовать следующим условиям:

3.3.1. Требование об Исполнении Обязательств должно быть предъявлено к Обществу в письменной форме и подписано владельцем Облигаций серии Д3 (его уполномоченными лицами);
3.3.2. В Требовании об Исполнении Обязательств должны быть указаны: фамилия, имя, отчество или полное наименование владельца Облигаций серии Д3, его ИНН, налоговый статус, место жительства (место нахождения), реквизиты его банковского счета, объем Неисполненных Обязательств в отношении владельца Облигаций серии Д3, количество облигаций серии Д3, в отношении которых не исполнено обязательство, направляющего данное Требование об Исполнении Обязательств;
3.3.3. В Требовании об Исполнении Обязательств должно быть указано, что Эмитент не выплатил владельцу Облигаций серии Д3 или выплатил не в полном объеме в сроки, установленные Эмиссионными Документами:
- соответствующую часть номинальной стоимости при погашении Облигаций серии Д3; и/или
- купонный доход в виде процентов от соответствующей части номинальной стоимости Облигаций серии Д3;
3.3.4. Требование об Исполнении Обязательств должно быть предъявлено к Обществу не позднее 90 дней со дня наступления соответствующего Срока Исполнения Обязательств Эмитента в отношении владельца Облигаций серии Д3, направляющего данное Требование об Исполнении Обязательств. При этом, днем предъявления Требования является день получения Требования Обществом;
3.3.5. К Требованию об Исполнении Обязательств должна быть приложена подтверждающая права владельца Облигаций серии Д3 на его Облигации выписка со счета ДЕПО в НДЦ, или депозитариях, являющихся депонентами по отношению к НДЦ, на Дату составления НДЦ списка владельцев облигаций серии Д3 для выплаты купонного дохода/погашения облигаций серии Д3, определяемую в соответствии с условиями Эмиссионных документов В случае предъявления требования, в связи с неисполнением/ненадлежащим исполнением Эмитентом обязательств по погашению последней части

номинальной стоимости Облигаций серии Д3, также должна быть приложена копия отчета НДЦ, заверенная депозитарием, о переводе Облигаций серии Д3 в раздел счета депо, предназначенный для блокирования ценных бумаг при погашении;

3.3.6. Требование об Исполнении Обязательств и приложенные к нему документы должны быть направлены в Общество заказным письмом, курьерской почтой или экспресс почтой.

3.4. Общество рассматривает Требование об Исполнении Обязательств в течение 14 (Четырнадцати) дней со дня окончания срока в 90 (Девяносто) дней, установленного пунктом 3.3.4. Оферты. При этом Общество вправе выдвигать против Требования об Исполнении Обязательств любые возражения, которые мог бы представить Эмитент, и не теряет право на эти возражения даже в том случае, если Эмитент от них отказался или признал свой долг.

3.5. Не рассматриваются Требования об Исполнении Обязательств, предъявленные к Обществу позднее 90 (Девяносто) дней со дня наступления соответствующего Срока Исполнения Обязательств Эмитента, в отношении владельцев Облигаций серии Д3, направивших данное Требование об Исполнении Обязательств.

3.6. В случае принятия решения об удовлетворения Обществом Требования об Исполнении Обязательств, Общество уведомляет об этом владельца Облигаций серии Д3 и в течение 30 (Тридцать) дней со дня истечения срока рассмотрения Требования об Исполнении Обязательств (п. 3.4. Оферты) производит платеж в соответствии с условиями Оферты на банковский счет владельца Облигаций серии Д3, реквизиты которого указаны в Требовании об Исполнении Обязательств.
В случае принятия решения Обществом об отказе в удовлетворении Требования об Исполнении Обязательств, предъявленного в связи с неисполнением/ненадлежащим исполнением Эмитентом обязательств по выплате последней части номинальной стоимости по Облигациям серии Д3, Общество направляет в НДЦ информацию об отказе в удовлетворении такого Требования об Исполнении Обязательств (с указанием наименования, Ф.И.О. владельца, количества Облигаций серии Д3, наименования Депозитария, в котором открыт счет депо владельцу).

4. Срок действия поручительства

4.1. Предусмотренное Офертой поручительство Общества вступает в силу с момента заключения приобретателем Облигаций серии Д3 договора поручительства с Обществом в соответствии с пунктом 2.5. Оферты.

4.2. Предусмотренное Офертой поручительство Общества прекращается:
4.2.1. По истечении 90 (Девяносто) дней со дня наступления Срока Исполнения Обязательств Эмитента, если в течение этого срока владельцем Облигаций серии Д3 не будет предъявлено Требование об Исполнении Обязательств в порядке, предусмотренном настоящей Офертой;
4.2.2. Надлежащим исполнением Обществом своих обязательств перед владельцами Облигаций серии Д3, предъявившими свои Требования об Исполнении Обязательств в порядке и сроки, установленные настоящей Офертой.
4.2.3. В случае изменения срока исполнения Обязательств Эмитента, продления такого срока, любой пролонгации Обязательств Эмитента или любой их реструктуризации в любом виде, а также в случае любого иного изменения Обязательств Эмитента, влекущего увеличение ответственности или иные неблагоприятные последствия для Общества, совершенного без согласия последнего;
4.2.4. По иным основаниям, установленным действующим законодательством Российской Федерации.

5. Прочие условия.

5.1. Все вопросы отношений Общества и владельцев Облигаций серии Д3, касающиеся Облигаций серии Д3 и не урегулированные Офертой, регулируются Эмиссионными Документами и действующим законодательством Российской Федерации, понимаются и толкуются в соответствии с ними.
5.2. В случае неисполнения или ненадлежащего исполнения своих обязательств по Оферте Общество несет ответственность в соответствии с действующим законодательством.
5.3. Общество не несет ответственности перед кредиторами Эмитента по обязательствам иных лиц, давших поручительство за Эмитента для целей выпуска Облигаций серии Д3, даже если такие лица дали такое поручительство совместно с Обществом.
5.4. Споры в связи с Офертой подлежат рассмотрению в Арбитражном суде г. Владивосток, а также в

соответствующем суде общей юрисдикции, согласно ст.27 АПК РФ.
5.5. Настоящая Оферта составлена в 2 (двух) подлинных экземплярах, хранящихся по местонахождению Общества и Эмитента.

6. Адреса и банковские реквизиты Общества.

Юридический адрес:	*Российская Федерация, 690950, г. Владивосток, ул.Светланская, д.57*
ИНН	*7710504333*
Расчетный счет	*40702810800550004381*
Наименование банка	*Владивостокский филиал ОАО «Банк Москвы»*
Корреспондентский счет	*30101810100000000848*

Подписи:
Генеральный директор
ЗАО «Интегратор.ру» *\/Скрыльников А.М./*
Главный бухгалтер
ЗАО «Интегратор.ру» */Скрыльников А.М./*
М.П.

Порядок уведомления об изменении условий обеспечения исполнения обязательств по Облигациям с обеспечением (реорганизация, ликвидация или банкротство лица, предоставившего обеспечение, иное):

В случае изменения сведений о лице, предоставившем обеспечение по Облигациям выпуска, а также в случае изменения условий обеспечения исполнения обязательств по Облигациям по причинам, не зависящим от Эмитента или владельцев Облигаций с обеспечением, в том числе в связи с реорганизацией, ликвидацией или банкротством лица, предоставившего обеспечение, Эмитент публикует информацию об этом в следующие сроки с даты возникновения события:

- ***в ленте новостей - в течение 5 (пяти) дней;***
- ***на странице в сети «Интернет» по адресу: http://www.dsv.ru - после публикации сообщения в ленте новостей.***

В случае неисполнения или ненадлежащего исполнения Эмитентом обязательств по Облигациям по выплате (погашению) соответствующей части номинальной стоимости Облигаций и/или выплате купонного дохода по Облигациям Поручитель и Эмитент несут солидарную ответственность.

Договор поручительства, которым обеспечивается исполнение обязательств по Облигациям, считается заключенным с момента возникновения у их первого владельца прав на такие Облигации, при этом письменная форма договора поручительства считается соблюденной.

Облигация с обеспечением предоставляет ее владельцу все права, возникающие из такого обеспечения.

С переходом прав на Облигацию с обеспечением к новому владельцу (приобретателю) переходят все права, вытекающие из такого обеспечения.

Передача прав, возникших из предоставленного обеспечения, без передачи прав на Облигацию является недействительной.

В случае невозможности получения владельцами Облигаций, обеспеченных поручительством, удовлетворения требований по принадлежащим им Облигациям, предъявленных Эмитенту и/или Поручителю, владельцы Облигаций вправе обратиться в суд или арбитражный суд с иском к Эмитенту и/или Поручителю.

13. Эмитент обязуется обеспечить права владельцев ценных бумаг при соблюдении ими установленного законодательством Российской Федерации порядка осуществления этих прав.

14. Лицо, предоставившее обеспечение по облигациям – Закрытое акционерное Общество «Интегратор.ру», обязуется обеспечить исполнение обязательств Эмитента перед владельцами Облигаций в случае отказа Эмитента от исполнения обязательств либо просрочки исполнения соответствующих обязательств по облигациям, в соответствии с условиями предоставляемого обеспечения.

15. Иные сведения, предусмотренные Стандартами эмиссии ценных бумаг и регистрации проспектов ценных бумаг

Облигации допускаются к свободному обращению на биржевом и внебиржевом рынках. На внебиржевом рынке Облигации обращаются без ограничений.

ОБРАЗЕЦ
Сертификата неконвертируемых процентных документарных облигаций ОАО «Дальсвязь» на предъявителя серии Д3 с обязательным централизованным хранением

ОБРАЗЕЦ *(лицевая сторона)*

Открытое акционерное общество «Дальневосточная компания электросвязи»
(ОАО «Дальсвязь»)

Место нахождения эмитента: ***690950, г. Владивосток, ГСП, ул. Светланская, 57***
Почтовый адрес эмитента: ***690950, г. Владивосток, ГСП, ул. Светланская, 57***

С Е Р Т И Ф И К А Т

Открытое акционерное общество
«Дальневосточная компания электросвязи»

неконвертируемые процентные документарные облигации на предъявителя серии Д3 с обязательным централизованным хранением в количестве 1 500 000 (Один миллион пятьсот тысяч) штук номинальной стоимостью 1000 (Одна тысяча) рублей каждая, сроком погашения первых 20% номинальной стоимости облигаций выпуска в 546-й день с даты начала размещения облигаций выпуска; вторых 20% номинальной стоимости облигаций выпуска в 728-й день с даты начала размещения облигаций выпуска; третьих 30% номинальной стоимости облигаций выпуска в 910-й день с даты начала размещения облигаций выпуска; четвертых 30% номинальной стоимости облигаций выпуска в 1092-й день с даты начала размещения облигаций выпуска,

способ размещения – открытая подписка.

Государственный регистрационный номер выпуска облигаций:

□-□□-□□□□□-□-□□□□

от «____» _____________ 2006 года

Открытое акционерное общество «Дальневосточная компания электросвязи» (далее – Эмитент) обязуется обеспечить права владельцев облигаций при соблюдении ими установленного законодательством Российской Федерации порядка осуществления этих прав.

Настоящий сертификат удостоверяет права на **1 500 000 (Один миллион пятьсот тысяч) облигаций** номинальной стоимостью **1 000 (Одна тысяча) рублей** каждая, общей номинальной стоимостью **1 500 000 000 (Один миллиард пятьсот миллионов) рублей.**

Общее количество выпущенных облигаций с данным государственным регистрационным номером: **1500 000 (Один миллион пятьсот тысяч) облигаций.**

Настоящий сертификат удостоверяет права на облигации, являющиеся **эмиссионными ценными бумагами на предъявителя.**

Настоящий сертификат передается на хранение в **Некоммерческое партнерство "Национальный депозитарный центр"** (далее – Депозитарий), осуществляющее обязательное централизованное хранение сертификата облигаций.

Место нахождения Депозитария: г. Москва, Средний Кисловский пер., д. 1/13, стр. 4

Почтовый адрес Депозитария: Российская Федерация, г. Москва, Средний Кисловский пер., д. 1/13, стр. 4.

И.О. Генерального директора
Открытого акционерного общества
«Дальневосточная компания электросвязи»,
действующий на основании приказа №39-Л от 13.02.2006 __________________ /Колпаков А.Ю./
«____» ___________ 200_ г. М.П.

Главный бухгалтер
Открытого акционерного общества
«Дальневосточная компания электросвязи» __________________ / Сидорова Е.В./
«____» ___________ 200_ г. М.П.

Лицо, предоставившее обеспечение по облигациям выпуска:
Закрытое акционерное общество «Интегратор.ру»
Генеральный директор _______________ / Скрыльников А.М. /
«____» ___________ 200__ г. М.П.

Права владельцев неконвертируемых процентных документарных облигаций ОАО «Дальсвязь» на предъявителя серии ДЗ с обязательным централизованным хранением (ранее и далее по тексту – Облигации):

Владелец Облигации имеет право на получение всех частей номинальной стоимости Облигации в порядке и сроки, установленные в п. 9 Решения о выпуске ценных бумаг и п. 9.1.2 (II). Проспекта ценных бумаг.

Владелец Облигации имеет право на получение фиксированного в ней процента от соответствующей части номинальной стоимости Облигации (купонного дохода), порядок определения размера которого указан в п. 9.3 Решения о выпуске ценных бумаг, п. 9.1.2. (II) Проспекта ценных бумаг, а сроки выплаты в п. 9.4 Решения о выпуске ценных бумаг, п. 9.1.2. (II) Проспекта ценных бумаг.

Владелец Облигации имеет право на получение непогашенной части номинальной стоимости при реорганизации, ликвидации либо банкротстве Эмитента в порядке, предусмотренном действующим законодательством Российской Федерации. Под непогашенной частью номинальной стоимости Облигации выше и далее понимается разница между номинальной стоимостью Облигации выпуска и выплаченной владельцам в соответствии с Решением о выпуске ценных бумаг и Проспектом ценных бумаг частью номинальной стоимости Облигации.

Владелец Облигации имеет право свободно продавать и иным образом отчуждать Облигацию. Владелец Облигации, купивший Облигацию при первичном размещении, не имеет права совершать сделки с Облигацией до момента регистрации отчета об итогах выпуска ценных бумаг в соответствии с действующим законодательством Российской Федерации.

Все задолженности Эмитента по Облигациям настоящего выпуска будут юридически равны и в равной степени обязательны к исполнению в отношении всех владельцев Облигаций.

В случае неисполнения Эмитентом обязательства по выплате купонного дохода и/или соответствующей части номинальной стоимости Облигаций (в том числе дефолта, технического дефолта) владельцы и/или номинальные держатели Облигаций, если последние соответствующим образом уполномочены владельцами Облигаций, имеют право обратиться к Эмитенту с требованием выплаты купонного дохода и/или соответствующей части номинальной стоимости Облигаций и процентов в соответствии со ст. 395 ГК РФ, а также в суд (арбитражный суд). В случае неисполнения Эмитентом обязательства по выплате купонного дохода и/или соответствующей части номинальной стоимости Облигаций владельцы Облигаций также имеют право обратиться с требованием о выплате купонного дохода и/или соответствующей части номинальной стоимости Облигаций к лицу, предоставившему обеспечение по выпуску Облигаций в порядке, предусмотренном в п. 12 Решения о выпуске ценных бумаг и п. 9.1.2. (II) Проспекта ценных бумаг. Лицом, предоставившим обеспечение по данному выпуску Облигаций, является Закрытое акционерное общество «Интегратор.ру».

Местонахождение: *Российская Федерация, 690950, г. Владивосток, ул.Светланская, д.57*

Почтовый адрес: *Российская Федерация, 690950, г. Владивосток, ул.Светланская, д.57*

Идентификационный номер налогоплательщика: *7710504333*

Сведения об обеспечении исполнения обязательства по выплате купонного дохода и/или соответствующей части номинальной стоимости Облигаций и порядок действий владельцев и/или номинальных держателей Облигаций в случае отказа Эмитента от исполнения своих обязательств по выплате купонного дохода и/или соответствующей части номинальной стоимости Облигаций (в том числе дефолта, технического дефолта) описаны в п. 9.7 Решения о выпуске ценных бумаг и п. 9.1.2. (II) Проспекта ценных бумаг.

С переходом прав на Облигации права, вытекающие из предоставленного обеспечения, переходят к новому владельцу. Передача прав, возникших из предоставленного обеспечения, без передачи прав на Облигацию является недействительной.

Владелец Облигации имеет право на возврат средств инвестирования в случае признания выпуска Облигаций несостоявшимся или недействительным.

Владелец Облигации вправе осуществлять иные права, предусмотренные законодательством Российской Федерации.

Сведения о лице, предоставляющем обеспечение исполнения обязательств по облигациям:

полное фирменное наименование: *Закрытое акционерное общество «Итегратор.ру»*
сокращенное фирменное наименование: *ЗАО «Интегратор.ру»*
место нахождения поручителя: *Российская Федерация, 690950, г. Владивосток, ул.Светланская, д.57*
дата государственной регистрации поручителя: *04.09.2003г.*
Основной государственный регистрационный номер: *1037739850301*

Указывается на наличие (отсутствие) у лица, предоставляющего обеспечение по облигациям, или принятие на себя лицом, предоставляющим обеспечение по облигациям, обязанности по раскрытию информации о его финансово-хозяйственной деятельности, в том числе в форме ежеквартального отчета и сообщений о существенных фактах (событиях, действиях), затрагивающих финансово-хозяйственную деятельность. *Обязанности по раскрытию нет*

Условия обеспечения исполнения обязательств по облигациям:

Вид обеспечения (способ предоставляемого обеспечения): *Поручительство*

Размер обеспечения (руб.): *1 500 000 000 (Один миллиард пятьсот миллионов) рублей, а также совокупный купонный доход по 1 500 000 (Одному миллиону пятистам тысячам) Облигаций.*

Условия обеспечения и порядок реализации прав владельцев облигаций по предоставленному обеспечению:

ОФЕРТА

о предоставлении обеспечения в форме поручительства для целей выпуска облигаций

г. Владивосток *«02» марта 2006 г.*

1. Термины и определения.

1.1. "Оферта" - настоящая ОФЕРТА.
1.2. "Общество" –Закрытое акционерное общество "Интегратор.ру".
1.3. "Облигации серии ДЗ" - облигации неконвертируемые процентные документарные на предъявителя серии ДЗ с обязательным централизованным хранением в общем количестве 1 500 000 (Один миллион пятьсот тысяч) штук номинальной стоимостью 1 000 (Одна тысяча) рублей каждая, выпускаемые Эмитентом в соответствии с Эмиссионными Документами.

1.4. "Эмиссионные Документы" - Решение о выпуске ценных бумаг, Проспект ценных бумаг и сертификат Облигаций серии Д3.

1.5. "Эмитент" - Открытое акционерное общество «Дальневосточная компания электросвязи».

1.6. "Федеральная Служба" - Федеральная Служба по финансовым рынкам (ФСФР России).

1.7. "Событие Неисполнения Обязательств" - событие, описанное в пункте 3.1. Оферты.

1.8. "Обязательства Эмитента" - обязательства Эмитента перед владельцами Облигаций серии Д3, определенные пунктом 3.1. Оферты.

1.9. "Предельная Сумма" – 1 500 000 000 (Один миллиард пятьсот миллионов) рублей, а также сумма, составляющая совокупный купонный доход по 1 500 000 (Одному миллиону пятистам тысячам) Облигаций серии Д3.

1.10. "Срок Исполнения Обязательств Эмитента" - любой из указанных в пункте 3.1. Оферты сроков.

1.11. "Объем Неисполненных Обязательств" - объем, в котором Эмитент не исполнил Обязательства Эмитента.

1.12. "Требование об Исполнении Обязательств" - требование владельца Облигаций серии Д3 к Обществу, соответствующее условиям пункта 3.3 Оферты.

1.13. "НДЦ" - Некоммерческое Партнерство "Национальный Депозитарный Центр", выполняющее функции депозитария Облигаций серии Д3.

1.14. "Андеррайтер" - «Межрегиональный Акционерный Коммерческий Банк развития связи и информатики» (Открытое акционерное общество).

2. Предмет и характер Оферты. Условия ее акцепта.

2.1. Настоящей Офертой Общество предлагает любому лицу, имеющему намерение приобрести Облигации серии Д3, заключить договор с Обществом о предоставлении Обществом в соответствии с законодательством, Уставом Общества и условиями Оферты обеспечения в форме поручительства для целей выпуска Облигаций серии Д3.

2.2. Оферта является публичной и выражает волю Общества заключить договор поручительства на указанных в Оферте условиях с любым приобретателем Облигаций серии Д3.

2.3. Оферта является безотзывной, то есть не может быть отозвана в течение срока, установленного для акцепта Оферты.

2.4. Все условия Оферты подлежат включению в полном объеме в Эмиссионные Документы. Оферта считается полученной адресатом в момент обеспечения Эмитентом всем потенциальным приобретателям Облигаций серии Д3 возможности доступа к информации о выпуске Облигаций серии Д3, содержащейся в Эмиссионных Документах и подлежащей раскрытию в соответствии с Федеральным законом "О рынке ценных бумаг" и нормативными актами Федеральной Службы.

2.5. Акцепт оферты может быть совершен только путем приобретения одной или нескольких Облигаций серии Д3 в порядке, на условиях и в сроки, определенные Эмиссионными Документами. Приобретение Облигаций серии Д3 означает заключение приобретателем Облигаций серии Д3 с Обществом договора поручительства, по которому Общество обязывается перед приобретателем Облигаций серии Д3 отвечать за исполнение Эмитентом его обязательств перед приобретателем Облигаций серии Д3 на условиях, установленных Офертой. С переходом прав на Облигацию серии Д3 к ее приобретателю (новому владельцу) переходят права по указанному договору поручительства в том же объеме и на тех же условиях, которые существуют на момент перехода прав на Облигацию серии Д3.

3. Обязательства Общества. Порядок и условия их исполнения.

3.1. Общество принимает на себя ответственность за исполнение Эмитентом его обязательств по выплате владельцам Облигаций серии Д3 всех частей номинальной стоимости Облигаций серии Д3, купонного дохода по Облигациям серии Д3 на следующих условиях:
Предельный размер ответственности Общества по Обязательствам Эмитента, ограничен Предельной Суммой.
Ответственность Общества по Обязательствам Эмитента является солидарной.
Общество обязуется исполнить за Эмитента Обязательства Эмитента в той части, в которой Эмитент не исполнил и/или исполнил не в полном объеме Обязательства Эмитента в следующих случаях:

- Эмитент не выплатил или выплатил не в полном объеме соответствующую часть номинальной стоимости Облигаций серии Д3 в размере, порядке и сроки, определенные Эмиссионными Документами, владельцам Облигаций серии Д3;
- Эмитент не выплатил или выплатил не в полном объеме купонный доход по Облигациям серии Д3 в размерах и сроки, определенные Эмиссионными Документами, владельцам Облигаций серии Д3.

3.2. Общество обязуется в соответствии с условиями Оферты исполнить не исполненные Эмитентом Обязательства Эмитента в Объеме Неисполненных Обязательств и в пределах Предельной Суммы. Объем Неисполненных Обязательств определяется Обществом в соответствии с полученными от владельцев Облигаций серии Д3 Требованиями об Исполнении Обязательств, оформленными в соответствии с п. 3.3. настоящей Оферты.

3.3. Требование об Исполнении Обязательств должно соответствовать следующим условиям:

3.3.1. Требование об Исполнении Обязательств должно быть предъявлено к Обществу в письменной форме и подписано владельцем Облигаций серии Д3 (его уполномоченными лицами);

3.3.2. В Требовании об Исполнении Обязательств должны быть указаны: фамилия, имя, отчество или полное наименование владельца Облигаций серии Д3, его ИНН, налоговый статус, место жительства (место нахождения), реквизиты его банковского счета, объем Неисполненных Обязательств в отношении владельца Облигаций серии Д3, количество облигаций серии Д3, в отношении которых не исполнено обязательство, направляющего данное Требование об Исполнении Обязательств;

3.3.3. В Требовании об Исполнении Обязательств должно быть указано, что Эмитент не выплатил владельцу Облигаций серии Д3 или выплатил не в полном объеме в сроки, установленные Эмиссионными Документами:

- соответствующую часть номинальной стоимости при погашении Облигаций серии Д3; и/или
- купонный доход в виде процентов от соответствующей части номинальной стоимости Облигаций серии Д3;

3.3.4. Требование об Исполнении Обязательств должно быть предъявлено к Обществу не позднее 90 дней со дня наступления соответствующего Срока Исполнения Обязательств Эмитента в отношении владельца Облигаций серии Д3, направляющего данное Требование об Исполнении Обязательств. При этом, днем предъявления Требования является день получения Требования Обществом;

3.3.5. К Требованию об Исполнении Обязательств должна быть приложена подтверждающая права владельца Облигаций серии Д3 на его Облигации серии Д3 выписка со счета ДЕПО в НДЦ, или депозитариях, являющихся депонентами по отношению к НДЦ, на Дату составления НДЦ списка владельцев облигаций серии Д3 для выплаты купонного дохода/погашения облигаций серии Д3, определяемую в соответствии с условиями Эмиссионных документов В случае предъявления требования, в связи с неисполнением/ненадлежащим исполнением Эмитентом обязательств по погашению последней части номинальной стоимости Облигаций серии Д3, также должна быть приложена копия отчета НДЦ, заверенная депозитарием, о переводе Облигаций серии Д3 в раздел счета депо, предназначенный для блокирования ценных бумаг при погашении;

3.3.6. Требование об Исполнении Обязательств и приложенные к нему документы должны быть направлены в Общество заказным письмом, курьерской почтой или экспресс почтой.

3.4. Общество рассматривает Требование об Исполнении Обязательств в течение 14 (Четырнадцати) дней со дня окончания срока в 90 (Девяносто) дней, установленного пунктом 3.3.4. Оферты. При этом Общество вправе выдвигать против Требования об Исполнении Обязательств любые возражения, которые мог бы представить Эмитент, и не теряет право на эти возражения даже в том случае, если Эмитент от них отказался или признал свой долг.

3.5. Не рассматриваются Требования об Исполнении Обязательств, предъявленные к Обществу позднее 90 (Девяносто) дней со дня наступления соответствующего Срока Исполнения Обязательств Эмитента, в отношении владельцев Облигаций серии Д3, направивших данное Требование об Исполнении Обязательств.

3.6. В случае принятия решения об удовлетворения Обществом Требования об Исполнении Обязательств, Общество уведомляет об этом владельца Облигаций серии Д3 и в течение 30 (Тридцать) дней со дня истечения срока рассмотрения Требования об Исполнении Обязательств (п. 3.4. Оферты) производит платеж в соответствии с условиями Оферты на банковский счет владельца Облигаций серии Д3, реквизиты которого указаны в Требовании об Исполнении Обязательств.
В случае принятия решения Обществом об отказе в удовлетворении Требования об Исполнении Обязательств, предъявленного в связи с неисполнением/ненадлежащим исполнением Эмитентом обязательств по выплате последней части номинальной стоимости по Облигациям серии Д3, Общество направляет в НДЦ информацию об отказе в удовлетворении такого Требования об Исполнении Обязательств (с указанием наименования, Ф.И.О. владельца, количества Облигаций серии Д3, наименования Депозитария, в котором открыт счет депо владельцу).

4. Срок действия поручительства

4.1. Предусмотренное Офертой поручительство Общества вступает в силу с момента заключения приобретателем Облигаций серии Д3 договора поручительства с Обществом в соответствии с пунктом 2.5. Оферты.

4.2. Предусмотренное Офертой поручительство Общества прекращается:

4.2.1. По истечении 90 (Девяносто) дней со дня наступления Срока Исполнения Обязательств Эмитента, если в течение этого срока владельцем Облигаций серии Д3 не будет предъявлено Требование об Исполнении Обязательств в порядке, предусмотренном настоящей Офертой;

4.2.2. Надлежащим исполнением Обществом своих обязательств перед владельцами Облигаций серии Д3, предъявившими свои Требования об Исполнении Обязательств в порядке и сроки, установленные настоящей Офертой.

4.2.3. В случае изменения срока исполнения Обязательств Эмитента, продления такого срока, любой пролонгации Обязательств Эмитента или любой их реструктуризации в любом виде, а также в случае любого иного изменения Обязательств Эмитента, влекущего увеличение ответственности или иные неблагоприятные последствия для Общества, совершенного без согласия последнего;

4.2.4. По иным основаниям, установленным действующим законодательством Российской Федерации.

5. Прочие условия.

5.1. Все вопросы отношений Общества и владельцев Облигаций серии Д3, касающиеся Облигаций серии Д3 и не урегулированные Офертой, регулируются Эмиссионными Документами и действующим законодательством Российской Федерации, понимаются и толкуются в соответствии с ними.

5.2. В случае неисполнения или ненадлежащего исполнения своих обязательств по Оферте Общество несет ответственность в соответствии с действующим законодательством.

5.3. Общество не несет ответственности перед кредиторами Эмитента по обязательствам иных лиц, давших поручительство за Эмитента для целей выпуска Облигаций серии Д3, даже если такие лица дали такое поручительство совместно с Обществом.

5.4. Споры в связи с Офертой подлежат рассмотрению в Арбитражном суде г. Владивосток, а также в соответствующем суде общей юрисдикции согласно ст. 27АПК РФ.

5.5. Настоящая Оферта составлена в 2 (двух) подлинных экземплярах, хранящихся по местонахождению Общества и Эмитента.

6. Адреса и банковские реквизиты Общества.

Юридический адрес:	Российская Федерация, 690950, г. Владивосток, ул.Светланская, д.57
ИНН	7710504333
Расчетный счет	40702810800550004381
Наименование банка	Владивостокский филиал ОАО «Банк Москвы»
Корреспондентский счет	30101810100000000848

Подписи:

Генеральный директор

ЗАО «Интегратор.ру» *\/Скрыльников А.М./*

Главный бухгалтер

ЗАО «Интегратор.ру» *\/Скрыльников А.М./*

М.П.

Порядок уведомления об изменении условий обеспечения исполнения обязательств по Облигациям с обеспечением (реорганизация, ликвидация или банкротство лица, предоставившего обеспечение, иное):

В случае изменения сведений о лице, предоставившем обеспечение по Облигациям выпуска, а также в случае изменения условий обеспечения исполнения обязательств по Облигациям по причинам, не зависящим от Эмитента или владельцев Облигаций с обеспечением, в том числе в связи с реорганизацией, ликвидацией или банкротством лица, предоставившего обеспечение, Эмитент публикует информацию об этом в следующие сроки с даты возникновения события:

- *в ленте новостей - в течение 5 (пяти) дней;*
- *на странице в сети «Интернет» по адресу: http://www.dsv.ru - после публикации сообщения в ленте новостей.*

В случае неисполнения или ненадлежащего исполнения Эмитентом обязательств по Облигациям по выплате (погашению) соответствующей части номинальной стоимости Облигаций и/или выплате купонного дохода по Облигациям Поручитель и Эмитент несут солидарную ответственность.

Договор поручительства, которым обеспечивается исполнение обязательств по Облигациям, считается заключенным с момента возникновения у их первого владельца прав на такие Облигации , при этом письменная форма договора поручительства считается соблюденной.

Облигация с обеспечением предоставляет ее владельцу все права, возникающие из такого обеспечения.

С переходом прав на Облигацию с обеспечением к новому владельцу (приобретателю) переходят все права, вытекающие из такого обеспечения.

Передача прав, возникших из предоставленного обеспечения, без передачи прав на Облигацию является недействительной.

В случае невозможности получения владельцами Облигаций , обеспеченных поручительством, удовлетворения требований по принадлежащим им Облигациям , предъявленных Эмитенту и/или Поручителю, владельцы Облигаций вправе обратиться в суд или арбитражный суд с иском к Эмитенту и/или Поручителю.

<u>Срок размещения ценных бумаг:</u>

Дата начала размещения или порядок ее определения:

Размещение Облигаций начинается не ранее, чем через 2 (Две) недели после раскрытия Эмитентом информации о государственной регистрации выпуска Облигаций и о порядке доступа к информации, содержащейся в Проспекте ценных бумаг, в соответствии с нормативными правовыми актами РФ.

Сообщение о государственной регистрации выпуска ценных бумаг будет опубликовано Эмитентом в форме сообщения о существенном факте «Сведения о выпуске эмитентом ценных бумаг» в следующем порядке и сроки с даты получения письменного уведомления регистрирующего органа о государственной регистрации выпуска ценных бумаг:

- *в ленте новостей информационных агентств, уполномоченных на публичное предоставление информации, раскрываемой на рынке ценных бумаг («АК&М» и «Интерфакс») (далее - лента новостей) - не позднее 1 (одного) дня;*
- *на странице в сети «Интернет» по адресу http://www.dsv.ru - не позднее 3 (Трех) дней;*
- *в газете «Золотой рог» - не позднее 5 (Пяти) дней.*

Сообщение также будет опубликовано в «Приложении к Вестнику ФСФР России» не позднее 30 (Тридцати) дней с указанной даты.

Дата начала размещения Облигаций определяется Эмитентом после государственной регистрации выпуска Облигаций и публично раскрывается Эмитентом.

Эмитент публикует сообщение о Дате начала размещения в следующем порядке:

- *в ленте новостей - не позднее, чем за 5 (Пять) дней до даты начала размещения Облигаций;*
- *на странице в сети «Интернет» http://www.dsv.ru - не позднее, чем за 4 (Четыре) дня до даты начала размещения Облигаций.*

Дата окончания размещения или порядок ее определения:

Датой окончания размещения является более ранняя из следующих дат:

а) 15-й (пятнадцатый) рабочий день с даты начала размещения Облигаций;

б) дата размещения последней Облигации выпуска.

При этом дата окончания размещения не может быть позднее одного года с даты государственной регистрации выпуска Облигаций

<u>Способ размещения ценных бумаг:</u>

открытая подписка.

<u>Цена (цены) или порядок определения цены размещения ценных бумаг:</u>

Цена размещения Облигаций в первый и последующие дни размещения устанавливается равной номинальной стоимости и составляет 1 000 (Одна тысяча) рублей за одну Облигацию. Начиная со второго дня размещения Облигаций выпуска, покупатель при совершении операции купли-продажи Облигаций также уплачивает накопленный купонный доход по Облигациям (НКД), рассчитываемый по следующей формуле

$$НКД = Nom * C1 * ((T - T0)/ 365)/ 100\%$$

где:

НКД - накопленный купонный доход, руб.;

Nom - номинальная стоимость одной Облигации, руб.;

C1 - размер процентной ставки по первому купону, проценты годовых;

Т - дата размещения Облигаций, на которую вычисляется НКД;

T0- дата начала размещения Облигаций.

Величина накопленного купонного дохода в расчете на одну Облигацию определяется с точностью до одной копейки (округление производится по правилам математического округления). При этом под правилом математического округления следует понимать метод округления, при котором значение целой копейки (целых копеек) не изменяется, если первая за округляемой цифра равна от 0 до 4, и изменяется, увеличиваясь на единицу, если первая за округляемой цифра равна от 5 до 9.

Порядок и форма оплаты

Форма оплаты размещаемых ценных бумаг:

Облигации оплачиваются денежными средствами в безналичном порядке в валюте Российской Федерации.

Возможность рассрочки при оплате Облигаций выпуска не предусмотрена. Облигации размещаются при условии их полной оплаты.

Порядок оплаты размещаемых ценных бумаг:

Облигации оплачиваются денежными средствами в валюте Российской Федерации в безналичном порядке в соответствии с Правилами Биржи.

Денежные расчеты по сделкам с Облигациями осуществляются покупателями, не являющимися Участниками торгов Биржи, через Участников торгов Биржи. Денежные расчеты между Эмитентом и Участниками торгов Биржи осуществляются в безналичной форме через Небанковскую кредитную организацию закрытое акционерное общество "Расчетная палата Московской межбанковской валютной биржи" (далее – « Расчетная Палата ММВБ»).

Денежные средства, полученные от размещения Облигаций, зачисляются в Расчётной Палате ММВБ на счет Андеррайтера (посредника при размещении Облигаций), которым является: Межрегиональный коммерческий банк развития связи и информатики (открытое акционерное общество).

Реквизиты счетов, на которые должны перечисляться денежные средства в оплату ценных бумаг выпуска:

Владелец счета *Межрегиональный коммерческий банк развития связи и информатики (открытое акционерное общество), ОАО АКБ «Связь-Банк»*

Номер счета: *30401810800100000752*

Кредитная организация:

Полное наименование: *Небанковская кредитная организация закрытое акционерное общество "Расчетная палата Московской межбанковской валютной биржи"*

Сокращенное наименование: *НКО ЗАО "РП ММВБ"*

Место нахождения: *Российская Федерация, 125009, г. Москва, Средний Кисловский пер., 1/13, строение 8*

Почтовый адрес: *Российская Федерация, 125009, г. Москва, Средний Кисловский пер., 1/13, строение 8*

БИК: *044583505*

К/с: *30105810100000000505*

Расчеты по сделкам купли-продажи Облигаций при их размещении производятся на условиях "поставка против платежа".

Требования к порядку резервирования денежных средств, в том числе к оформляемым при этом документам, установлены нормативными документами клиринговой организации ЗАО ММВБ.

При заключении сделки осуществляется процедура контроля ее обеспечения.

Иные условия и порядок оплаты ценных бумаг выпуска:

Участники торгов Биржи, заявки которых в ходе размещения Облигаций не были удовлетворены (были удовлетворены частично), имеют право отозвать зарезервированные, но не использованные для покупки Облигаций денежные средства, из Расчетной Палаты ММВБ. Отзыв денежных средств происходит в порядке и в сроки, установленные нормативными документами клиринговой организации ЗАО ММВБ.

Денежные средства, зачисленные на счет Андеррайтера в Расчётной Палате ММВБ, переводятся им на счёт Эмитента в сроки, определенные соответствующим договором Андеррайтера с Эмитентом.

Порядок погашения Облигаций:

Порядок и иные условия погашения Облигаций:

Погашение каждой части номинальной стоимости Облигаций производится платёжным агентом по поручению и за счет Эмитента (далее по тексту - Платежный агент).

Предполагается, что номинальные держатели - депоненты Депозитария уполномочены получать суммы погашения соответствующей части номинальной стоимости Облигаций.

Владельцы Облигаций, их уполномоченные лица, в том числе депоненты НДЦ, самостоятельно отслеживают полноту и актуальность представляемых сведений и несут все связанные с этим риски.

Исполнение Эмитентом обязательств по погашению каждой части номинальной стоимости Облигаций производится на основании перечня владельцев и/или номинальных держателей, предоставленного НДЦ (далее по тексту – «Перечень владельцев и/или номинальных держателей»).

Депонент НДЦ, не уполномоченный своими клиентами получать суммы погашения каждой части номинальной стоимости Облигаций, не позднее чем в 5 (пятый) рабочий день до даты погашения каждой части номинальной стоимости Облигаций, передает в НДЦ список владельцев Облигаций, который должен содержать все реквизиты, указанные ниже в Перечне владельцев и/или номинальных держателей Облигаций.

В том случае, если среди владельцев, уполномочивших номинального держателя на получение сумм погашения по Облигациям, есть нерезиденты и/или физические лица, то номинальный держатель обязан указать в списке владельцев Облигаций в отношении таких лиц следующую информацию:

- *полное наименование/Ф.И.О. владельца Облигаций;*
- *количество принадлежащих владельцу Облигаций;*
- *полное наименование лица, уполномоченного получать суммы погашения по Облигациям;*
- *место нахождения (или регистрации – для физических лиц) и почтовый адрес, включая индекс, владельца Облигаций;*
- *реквизиты банковского счета лица, уполномоченного получать суммы погашения по Облигациям;*
- *идентификационный номер налогоплательщика (ИНН) владельца Облигаций;*
- *налоговый статус владельца Облигаций;*

в случае если владельцем Облигаций является юридическое лицо-нерезидент:

- *индивидуальный идентификационный номер (ИИН) – при наличии;*

в случае если владельцем Облигаций является физическое лицо:

- *вид, номер, дата и место выдачи документа, удостоверяющего личность владельца Облигаций, наименование органа, выдавшего документ;*
- *номер свидетельства государственного пенсионного страхования владельца Облигаций (при его наличии);*
- *ИНН владельца Облигаций (при его наличии);*
- *число, месяц и год рождения владельца Облигаций.*

Погашение соответствующей части номинальной стоимости Облигаций производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня НДЦ, предшествующего 6-му (шестому) рабочему дню до даты погашения соответствующей части номинальной стоимости Облигаций (далее по тексту - "Дата составления Перечня владельцев и/или номинальных держателей Облигаций").

В случае изменения сведений, представленных НДЦ Депонентами НДЦ, не уполномоченными своими клиентами получать суммы погашения каждой части номинальной стоимости Облигаций, по состоянию на Дату составления Перечня владельцев и/или номинальных держателей Облигаций, соответствующая информация передается в НДЦ в срок не позднее 5 (пятого) рабочего дня до даты погашения соответствующей части номинальной стоимости Облигаций.

Погашение соответствующей части номинальной стоимости Облигаций по отношению к владельцу, включенному в Перечень владельцев и/или номинальных держателей Облигаций, признается надлежащим, в том числе в случае отчуждения Облигаций после Даты составления перечня владельцев и/или номинальных держателей Облигаций.

В случае если права владельца на Облигации учитываются номинальным держателем и номинальный держатель уполномочен на получение суммы погашения по Облигациям, то под лицом, уполномоченным получать суммы погашения по Облигациям подразумевается номинальный держатель.

В случае если права владельцев на Облигации не учитываются номинальным держателем или номинальный держатель не уполномочен владельцем на получение суммы погашения по Облигациям, то под лицом, уполномоченным получать суммы погашения по Облигациям подразумевается владелец.

Не позднее, чем в 4 (четвертый) рабочий день до даты погашения соответствующей части номинальной стоимости Облигаций НДЦ предоставляет Эмитенту и/или Платёжному агенту Перечень владельцев и/или номинальных держателей Облигаций, включающий в себя следующие данные:

а) полное наименование лица, уполномоченного получать суммы погашения по Облигациям.

б) количество Облигаций, учитываемых на счетах депо владельца или междепозитарном счете номинального держателя Облигаций, уполномоченного получать суммы погашения по Облигациям;

в) место нахождения и почтовый адрес лица, уполномоченного получать суммы погашения по Облигациям;

г) реквизиты банковского счета лица, уполномоченного получать суммы погашения по Облигациям, а именно:

- номер счета;

- наименование банка, в котором открыт счет;

- корреспондентский счет банка, в котором открыт счет;

- банковский идентификационный код и ИНН банка, в котором открыт счет.

д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы погашения по Облигациям;

е) указание на налоговый статус владельца и лица, уполномоченного получать суммы погашения по Облигациям.

Владельцы Облигаций, их уполномоченные лица, в том числе депоненты НДЦ, обязаны своевременно предоставлять необходимые сведения в НДЦ и самостоятельно отслеживать полноту и актуальность представляемых в НДЦ сведений, и несут все риски, связанные с непредоставлением / несвоевременным предоставлением сведений.

В случае непредоставления или несвоевременного предоставления в НДЦ информации, необходимой для исполнения Эмитентом обязательств по Облигациям, исполнение таких обязательств производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по Облигациям производится на основании данных НДЦ, в этом случае обязательства Эмитента считаются исполненными в полном объеме и надлежащим образом. В том случае, если предоставленные владельцем или номинальным держателем или имеющиеся в Депозитарии реквизиты банковского счета и иная информация, необходимая для исполнения Эмитентом обязательств по Облигациям, не позволяют Платежному агенту своевременно осуществить перечисление денежных средств, то такая задержка не может рассматриваться в качестве просрочки исполнения обязательств по Облигациям, а владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже. Эмитент в случаях, предусмотренных договором с НДЦ, имеет право требовать подтверждения таких данных данными об учете прав на Облигации.

Не позднее, чем за 1 (один) рабочий день до даты погашения соответствующей части номинальной стоимости Облигаций Эмитент перечисляет необходимые денежные средства на счет Платежного агента.

На основании Перечня владельцев и/или номинальных держателей Облигаций, предоставленного НДЦ, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из держателей Облигаций, уполномоченных на получение сумм погашения каждой части номинальной стоимости Облигаций.

В даты погашения соответствующей части номинальной стоимости Облигаций Платёжный агент перечисляет на счета лиц, уполномоченных на получение сумм погашения соответствующей части номинальной стоимости Облигаций, указанных в Перечне владельцев и/или номинальных держателей Облигаций необходимые денежные средства.

В случае если одно лицо уполномочено на получение сумм погашения соответствующей части номинальной стоимости Облигаций со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Срок погашения облигаций выпуска:

Облигации погашаются последовательно частями в следующие сроки:

в 546-й день с даты начала размещения каждая Облигация погашается частично в размере 20% от номинальной стоимости,

в 728-й день с даты начала размещения каждая Облигация погашается частично в размере 20% от номинальной стоимости,

в 910-й день с даты начала размещения каждая Облигация погашается частично в размере 30% от номинальной стоимости,

в 1092-й день с даты начала размещения каждая Облигация погашается частично в размере 30% от номинальной стоимости.

Если дата погашения части номинальной стоимости Облигаций приходится на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной

компенсации за такую задержку в платеже.

Даты начала и даты окончания погашения каждой части номинальной стоимости Облигаций совпадают.

Возможность досрочного погашения, ипотечное покрытие не предусмотрены.

Форма погашения облигаций:

Погашение Облигаций осуществляется денежными средствами в валюте Российской Федерации в безналичном порядке.

Возможность выбора владельцами Облигаций формы их погашения не предусмотрена.

Порядок определения дохода, выплачиваемого по каждой облигации:

Купонный доход начисляется на непогашенную часть номинальной стоимости:

с первого по третий купонный период – непогашенная часть номинальной стоимости составляет 100 % номинальной стоимости;

в четвертый купонный период – непогашенная часть номинальной стоимости составляет 80 % номинальной стоимости;

в пятый купонный период – непогашенная часть номинальной стоимости составляет 60 % номинальной стоимости;

в шестой купонный период – непогашенная часть номинальной стоимости составляет 30 % номинальной стоимости.

Купонный (процентный) период		Размер купонного (процентного) дохода
Дата начала	Дата окончания	
1. Купон: Первый		
Дата начала размещения Облигаций	*182 -й (Сто восемьдесят второй) день с даты начала размещения Облигаций.*	*Размер купонного дохода по каждому купону определяется по следующей формуле:* *Kj = Cj*Nom*(T(j) - T(j -1))/(365*100%),* *где,* *j - порядковый номер купонного периода, j=1, 2, ...5, 6;* *Kj - размер купонного дохода по каждой Облигации (руб.);* *Nom – непогашенная часть номинальной стоимости одной Облигации на дату начала j-того купонного периода (руб.);* *Cj - размер процентной ставки j-того купона, в процентах годовых;* *T(j -1) - дата начала j-того купонного периода;* *T(j) - дата окончания j-того купонного периода.* *Размер купонного дохода по каждому купону определяется с точностью до одной копейки (округление второго знака после запятой производится по правилам математического округления, а именно: в случае, если третий знак после запятой больше или равен 5, второй знак после запятой увеличивается на единицу, в случае, если третий знак после запятой меньше 5, второй знак после запятой не изменяется).* *Процентная ставка по первому купону определяется на Конкурсе, проводимом в дату начала размещения Облигаций , в соответствии с порядком, предусмотренным п.8.3 Решения о выпуске и п. 2.7.(II) Проспекта ценных бумаг.*
2. Купон: Второй		
182-й (Сто восемьдесят второй) день с даты начала размещения Облигаций.	*364 -й (Триста шестьдесят четвертый) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по второму купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по второму купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2. (II) Проспекта ценных бумаг.*
3. Купон: Третий		
364 -й (Триста шестьдесят четвертый) день с даты начала размещения Облигаций.	*546-й (Пятьсот сорок шестой) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по третьему купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по третьему купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2. (II) Проспекта ценных бумаг.*
4. Купон: Четвертый		
546-й (Пятьсот сорок шестой) день с даты начала размещения Облигаций.	*728-й (Семьсот двадцать восьмой) день с даты начала размещения Облигаций .*	*Порядок определения размера купонного дохода по четвертому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по четвертому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2. (II) Проспекта ценных бумаг.*
5. Купон: Пятый		

728-й (Семьсот двадцать восьмой) день с даты начала размещения Облигаций.	*910-й (девятьсот десятый) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по пятому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по пятому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2. (II) Проспекта ценных бумаг.*

6. Купон: Шестой

910-й (девятьсот десятый) день с даты начала размещения Облигаций.	*1092-й (Одна тысяча девяносто второй) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по шестому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по шестому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2. (II) Проспекта ценных бумаг.*

Если дата выплаты купонного дохода по любому из шести купонов по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

В любой день между датой начала размещения и Датой погашения Облигаций (датой погашения последней части номинальной стоимости Облигаций) настоящего выпуска величина накопленного купонного дохода (НКД) рассчитывается по следующей формуле:

*НКД = Nom * Cj * (T - T(j-1))/(365*100%),*
где:
j - порядковый номер купонного периода, j=1,2,...5, 6 ;
Nom –непогашенная часть номинальной стоимости одной Облигации на дату расчета НКД (руб.);
Cj - размер процентной ставки j-го купона, в процентах годовых;
T - текущая дата;
T(j-1) - дата начала j-го купонного периода.

НКД рассчитывается с точностью до одной копейки (округление второго знака после запятой производится по правилам математического округления, а именно: в случае, если третий знак после запятой больше или равен 5, второй знак после запятой увеличивается на единицу, в случае, если третий знак после запятой меньше 5, второй знак после запятой не изменяется).

Порядок определения процентных ставок по купонам Облигаций:

1) Процентная ставка по первому купону определяется путем проведения Конкурса на Бирже среди потенциальных покупателей Облигаций в дату начала размещения Облигаций, в соответствии с порядком, предусмотренным п.8.3 Решения о выпуске и п. 2.7. (II) Проспекта ценных бумаг.

2) В случае, если одновременно с утверждением даты начала размещения Облигаций, Совет директоров Эмитента не принимает решение о приобретении Облигаций у их владельцев, процентные ставки по второму и всем последующим купонам Облигаций устанавливаются равными процентной ставке по первому купону и фиксируются на весь срок обращения Облигаций.

3) Одновременно с утверждением даты начала размещения Облигаций Совет директоров Эмитента может принять решение о приобретении Облигаций по требованию их владельцев, заявление на приобретение которых поступили от владельцев Облигаций в порядке, установленном в Решении о выпуске ценных бумаг, в течение как минимум последних 5 (Пяти) дней j-го купонного периода (j=1, 2,...5). В случае если Советом директоров Эмитента принято такое решение, процентные ставки по всем купонам Облигаций, порядковый номер которых меньше или равен j, устанавливаются равными процентной ставке по первому купону. Указанная информация, включая порядковые номера купонов, процентная ставка по которым устанавливается равной процентной ставке по первому купону, срок приобретения Облигаций, а также порядковый номер купонного периода (j), в котором владельцы Облигаций могут требовать приобретения Облигаций Эмитентом, доводится до сведения потенциальных приобретателей Облигаций путем опубликования сообщения в следующем порядке и сроки с даты составления Эмитентом протокола собрания (заседания) Совета директоров Эмитента, на котором было принято решение о приобретении Облигаций по требованию их владельцев:

- *в ленте новостей - не позднее 1 (Одного) дня;*
- *на странице в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3 (Трех) дней.*

4) Процентная ставка по купонам, размер (порядок определения) которых не был установлен Эмитентом (i=(j+1),..,6), определяется Эмитентом в числовом выражении в Дату установления i-го купона, которая наступает не позднее, чем за 10(десять) календарных дней до даты окончания j-го купонного периода. Эмитент имеет право определить в Дату установления i-го купона ставки любого количества следующих за i-м купоном неопределенных купонов (при этом k - номер последнего из определяемых купонов). Сведения о величине процентной ставки по i-му купону раскрываются Эмитентом в форме сообщения о существенных фактах «Сведения о начисленных и (или) выплаченных доходах по ценным бумагам эмитента» и «Сведения о сроках исполнения обязательств эмитента перед владельцами ценных бумаг» в следующем порядке и сроки с даты составления протокола собрания (заседания) уполномоченного органа Эмитента, на котором принято решение об определении размера соответствующего купона по Облигациям:

- *в ленте новостей - не позднее 1 (Одного) дня;*
- *на странице в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3 (Трех) дней;*
- *в газете «Золотой рог» – не позднее 5 (Пяти) дней.*

при этом данное сообщение должно быть опубликовано не позднее чем за 5 (Пять) рабочих дней до даты окончания купонного периода, предшествующего первому из купонных периодов, по которому согласно вышеуказанному протоколу Эмитентом определяется размер процента (купона).

Сообщение также публикуется в «Приложении к Вестнику ФСФР России».

5) В случае если после объявления процентных ставок купонов (в соответствии с предыдущими подпунктами), у Облигации останутся

неопределенными процентные ставки хотя бы по одному из последующих купонов, тогда одновременно с сообщением о величине процентной ставки по i-му купону Эмитент обязан принять решение о приобретении Облигаций по требованию владельцев Облигаций, заявления на приобретение которых поступили от владельцев Облигаций в порядке, установленном в Решении о выпуске ценных бумаг и Проспекте ценных бумаг, в течение как минимум последних 5 (Пяти) дней k-го купонного периода (в случае если Эмитентом определяется ставка только одного i-го купона, i=k).

Указанная информация, включая порядковые номера купонов, процентная ставка по которым определена в Дату установления i-го купона, а также порядковый номер купонного периода (k), в котором будет происходить приобретение Облигаций, доводится до потенциальных приобретателей Облигаций путем опубликования сообщения в следующем порядке и сроки с даты составления Эмитентом протокола собрания (заседания) Совета директоров Эмитента, на котором было принято решение о приобретении Облигаций по требованию их владельцев:

- в ленте новостей - не позднее 1 (Одного) дня;

- на странице в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3 (Трех) дней.

Порядок раскрытия информации о размере процентной ставки по каждому из купонов, размер которых устанавливается Эмитентом после государственной регистрации Отчета об итогах выпуска облигаций:

Сведения о величине процентной ставки по 2, 3, 4, 5, 6 купонам раскрываются Эмитентом в форме сообщения о существенных фактах «Сведения о начисленных и (или) выплаченных доходах по ценным бумагам эмитента» и «Сведения о сроках исполнения обязательств эмитента перед владельцами ценных бумаг» в следующем порядке и сроки с даты составления протокола собрания (заседания) уполномоченного органа Эмитента, на котором принято решение об определении размера соответствующего купона (размеров соответствующих купонов) по Облигациям:

- в ленте новостей – не позднее 1 (Одного) дня,

- на странице в сети «Интернет» по адресу http://www.dsv.ru - не позднее 3 (Трех) дней;

- в газете «Золотой Рог» - не позднее 5 (Пяти) дней.

Данное сообщение также публикуется в «Приложении к Вестнику ФСФР России».

При этом данное сообщение должно быть опубликовано не позднее чем за 5 (Пять) рабочих дней до даты окончания купонного периода, предшествующего первому из купонных периодов, по которому согласно вышеуказанному протоколу Эмитентом определяется размер процента (купона).

Порядок и срок выплаты дохода по облигациям, включая порядок и срок выплаты каждого купона

порядок и срок выплаты процентов (купона) по облигациям, включая срок выплаты каждого купона:

Купонный (процентный) период		*Срок (дата) выплаты купонного (процентного) дохода*	*Дата составления списка владельцев и/или номинальных держателей Облигаций для выплаты купонного (процентного) дохода*
Дата начала	*Дата окончания*		
1. Купон: Первый			
Дата начала размещения Облигаций.	*182-й (Сто восемьдесят второй) день с даты начала размещения Облигаций.*	*182-й (Сто восемьдесят второй)день с даты начала размещения Облигаций. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.*	*Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.*
Порядок выплаты купонного (процентного) дохода: *Выплата купонного дохода по Облигациям производится денежными средствами в валюте Российской Федерации в безналичном порядке лицам, указанным в Перечне владельцев и/или номинальных держателей Облигации, в пользу владельцев Облигаций. Владелец Облигации, если он не является депонентом Депозитария, может уполномочить номинального держателя Облигаций (далее Держатель) получить сумму купонного дохода, выплачиваемого по Облигациям.* *Презюмируется, что Держатели Облигаций уполномочены получать купонный доход по Облигациям. Держатели Облигаций и/или иные лица, не уполномоченные своими клиентами получать купонный доход по Облигациям, не позднее чем в 5 (пятый) рабочий день до даты выплаты купонного дохода по Облигациям , передают в Депозитарий список владельцев Облигаций, который должен содержать все реквизиты, содержащиеся в перечне владельцев и/или номинальных держателей Облигаций, как указано ниже.* *Выплата купонного дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по*			

состоянию на конец операционного дня Депозитария, предшествующего 6-му (шестому) рабочему дню до даты выплаты купонного дохода по Облигациям (далее по тексту - «Дата составления перечня владельцев и/или номинальных держателей Облигаций в целях выплаты купонного дохода»).

В случае изменения сведений, представленных НДЦ Депонентами НДЦ, не уполномоченными своими клиентами получать купонный доход по Облигациям, по состоянию на Дату составления Перечня владельцев и/или номинальных держателей Облигаций в целях выплаты купонного дохода, соответствующая информация передается в НДЦ в срок не позднее 5 (пятого) рабочего дня до даты выплаты купонного дохода по Облигациям.

Исполнение обязательств по отношению к владельцу, являющемуся таковым на Дату составления перечня владельцев и/или номинальных держателей Облигаций в целях выплаты купонного дохода, признается надлежащим, в том числе в случае отчуждения Облигаций после Даты составления перечня владельцев и/или номинальных держателей Облигаций в целях выплаты купонного дохода. В случае если права владельца на Облигации учитываются номинальным держателем и номинальный держатель уполномочен на получение суммы купонного дохода по Облигациям, то под лицом, уполномоченным получать суммы по Облигациям подразумевается номинальный держатель. В случае если права владельца на Облигации не учитываются номинальным держателем или номинальный держатель не уполномочен владельцем на получение суммы купонного дохода по Облигациям, то под лицом, уполномоченным получать суммы купонного дохода по Облигациям подразумевается владелец.

В том случае, если среди владельцев, уполномочивших номинального держателя на получение купонного дохода по Облигациям, есть нерезиденты и/или физические лица, то номинальный держатель обязан указать в списке владельцев Облигаций в отношении таких лиц следующую информацию:

- *полное наименование/Ф.И.О. владельца Облигаций;*
- *количество принадлежащих владельцу Облигаций ;*
- *полное наименование лица, уполномоченного получать суммы погашения по Облигациям;*
- *место нахождения (или регистрации – для физических лиц) и почтовый адрес, включая индекс, владельца Облигаций ;*
- *реквизиты банковского счета лица, уполномоченного получать суммы погашения по Облигациям ;*
- *идентификационный номер налогоплательщика (ИНН) владельца Облигаций ;*
- *налоговый статус владельца Облигации ;*

в случае если владельцем Облигаций является юридическое лицо-нерезидент:

- *индивидуальный идентификационный номер (ИИН) – при наличии;*

в случае если владельцем Облигаций является физическое лицо:

- *вид, номер, дата и место выдачи документа, удостоверяющего личность владельца Облигаций, наименование органа, выдавшего документ;*
- *номер свидетельства государственного пенсионного страхования владельца Облигаций (при его наличии);*
- *ИНН владельца Облигаций (при его наличии);*
- *число, месяц и год рождения владельца Облигаций .*

Не позднее чем в 4 (четвертый) рабочий день до даты выплаты купонного дохода по Облигациям Депозитарий предоставляет Эмитенту и/или Платежному агенту перечень владельцев и/или номинальных держателей Облигаций, составленный на Дату составления перечня владельцев и/или номинальных держателей Облигаций в целях выплаты купонного дохода, включающий в себя следующие данные:

а) полное наименование лица, уполномоченного получать сумму купонного дохода по Облигациям;

б) количество Облигаций, учитываемых на счете депо лица, уполномоченного получать сумму купонного дохода по Облигациям ;

в) место нахождения и почтовый адрес лица, уполномоченного получать сумму купонного дохода по Облигациям;

г) реквизиты банковского счёта лица, уполномоченного получать сумму купонного дохода по Облигациям , а именно:

- номер счета;

- наименование банка, в котором открыт счет;

- корреспондентский счет банка, в котором открыт счет;

- банковский идентификационный код банка, в котором открыт счет;

д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать сумму купонного дохода по Облигациям ;

е) налоговый статус лица, уполномоченного получать сумму купонного дохода по Облигациям (резидент, нерезидент с постоянным представительством в Российской Федерации, нерезидент без постоянного представительства в Российской Федерации и т.д.).

Владелец или номинальный держатель Облигаций самостоятельно отслеживает полноту и актуальность реквизитов банковского счета, предоставленных им в Депозитарий. В случае непредоставления или несвоевременного предоставления Депозитарию указанных реквизитов, исполнение обязательств производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по Облигациям производится на основании данных Депозитария, в этом случае обязательства Эмитента считаются исполненными в полном объеме и надлежащим образом. В том случае, если предоставленные владельцем или номинальным держателем или имеющиеся в Депозитарии реквизиты банковского счета не позволяют платежному агенту Эмитента своевременно осуществить по ним перечисление денежных средств, то такая задержка в исполнении обязательств Эмитента не может рассматриваться в качестве дефолта, а владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

Не позднее чем за 1 (один) рабочий день до даты выплаты купонного дохода по Облигациям Эмитент перечисляет необходимые денежные средства на счёт платежного агента.

На основании перечня владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, платежный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из владельцев и/или номинальных держателей Облигаций , уполномоченных на получение суммы купонного дохода по Облигациям.

В дату выплаты купонного дохода по Облигациям платежный агент переводит денежные средства в уплату купонного дохода на банковские счета владельцев и/или номинальных держателей Облигаций, указанные в перечне владельцев и/или номинальных держателей Облигаций. В случае, если одно лицо уполномочено на получение суммы купонного дохода по Облигациям со стороны нескольких владельцев Облигаций , то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций. Держатели Облигаций , не являющиеся владельцами Облигаций, перечисляют денежные средства в уплату купонного дохода владельцам Облигаций в порядке, определенном между Держателем Облигаций и

владельцем Облигаций. *Обязательства Эмитента по уплате соответствующего купонного дохода по Облигациям считаются исполненными после списания средств со счета Эмитента и/или корреспондентского счета платежного агента в оплату купонного дохода в адрес владельцев и Держателей Облигаций.*

2. Купон: Второй

182-й (Сто восемьдесят второй) день с даты начала размещения Облигаций.	*364-й (Триста шестьдесят четвертый) день с даты начала размещения Облигаций.*	*364-й (Триста шестьдесят четвертый) день с даты начала размещения Облигаций.* *Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.*	*Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.*
Порядок выплаты купонного (процентного) дохода: *Порядок выплаты дохода по второму купону аналогичен порядку выплаты дохода по первому купону.*			

3. Купон: Третий

364-й (Триста шестьдесят четвертый) день с даты начала размещения Облигаций.	*546-й (Пятьсот сорок шестой) день с даты начала размещения Облигаций.*	*546-й (Пятьсот сорок шестой) день с даты начала размещения Облигаций. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.*	*Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям .*
Порядок выплаты купонного (процентного) дохода: *Порядок выплаты дохода по третьему купону аналогичен порядку выплаты дохода по первому купону.* *Доход по третьему купону выплачивается одновременно с погашением 20 (двадцати) процентов номинальной стоимости Облигаций выпуска.*			

4. Купон: Четвертый

546-й (Пятьсот сорок шестой) день с даты начала размещения Облигаций.	*728-й (Семьсот двадцать восьмой) день с даты начала размещения Облигаций.*	*728-й (Семьсот двадцать восьмой) день с даты начала размещения Облигаций. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.*	*Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.*
Порядок выплаты купонного (процентного) дохода: *Порядок выплаты дохода по четвертому купону аналогичен порядку выплаты дохода по первому купону.* *Доход по четвертому купону выплачивается одновременно с погашением 20 (двадцати) процентов номинальной стоимости*			

Облигаций выпуска.

5. Купон: Пятый

728-й (Семьсот двадцать восьмой) день с даты начала размещения Облигаций.	*910-й (Девятьсот десятый) день с даты начала размещения Облигаций.*	*910-й (Девятьсот десятый) день с даты начала размещения Облигаций. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.*	*Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям .*
Порядок выплаты купонного (процентного) дохода: *Порядок выплаты дохода по пятому купону аналогичен порядку выплаты дохода по первому купону.* *Доход по пятому купону выплачивается одновременно с погашением 30 (тридцати) процентов номинальной стоимости Облигаций выпуска.*			

6. Купон: Шестой

910-й (Девятьсот десятый) день с даты начала размещения Облигаций.	*1092-й (Одна тысяча девяносто второй) день с даты начала размещения Облигаций.*	*1092-й (Одна тысяча девяносто второй) день с даты начала размещения Облигаций. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.*	*Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.*
Порядок выплаты купонного (процентного) дохода: *Порядок выплаты дохода по шестому купону аналогичен порядку выплаты дохода по первому купону.* *Доход по шестому купону выплачивается одновременно с погашением 30 (тридцати) процентов номинальной стоимости Облигаций выпуска.*			

Порядок и условия приобретения облигаций Эмитентом с возможностью их последующего обращения:

Условия и порядок приобретения облигаций:

Предусмотрена возможность приобретения Облигаций Эмитентом по требованию их владельца (владельцев), а также по соглашению с их владельцем (владельцами) с возможностью их дальнейшего обращения до истечения срока погашения.

I. Возможность, порядок и условия приобретения эмитентом облигаций выпуска по требованиям их владельцев:

В случае если после объявления процентных ставок купонов (в соответствии с подпунктами - п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2 А (II) Проспекта ценных бумаг), у Облигации останутся неопределенными процентные ставки хотя бы одного из последующих купонов, тогда одновременно с сообщением о ставках i-го и других определяемых купонов по Облигациям Эмитент обязан обеспечить право владельцев Облигаций требовать от Эмитента приобретения Облигаций в течение как минимум последних 5 (Пяти) дней k-го купонного периода (при этом k - номер последнего из определяемых купонов) (в случае если Эмитентом определяется ставка только одного i-го купона, то i=k).

Эмитент осуществляет приобретение Облигации по требованию их владельцев в течение срока, определяемого согласно соответствующему решению Совета директоров Эмитента.

Указанная информация, включая порядковые номера купонов, процентная ставка по которым определена в Дату установления i-го купона, срок приобретения Облигаций, а также порядковый номер купонного периода (k), в котором будет происходить приобретение Облигаций, доводится до потенциальных приобретателей Облигаций путем опубликования сообщения в следующем порядке и сроки с даты составления Эмитентом протокола собрания (заседания) Совета директоров Эмитента, на котором было принято решение о приобретении Облигаций по требованию их владельцев:

- в ленте новостей – не позднее 1(Одного) дня;

- на странице в сети Интернет по адресу: http://www.dsv.ru не позднее 3 (трех) дней

Сообщение будет содержать следующую информацию:

- размер купона по Облигациям за соответствующий купонный период;

- цена, по которой Эмитент обязуется приобретать Облигации по требованию владельцев Облигаций;

- порядок осуществления приобретения Облигаций;

- количество приобретаемых Облигаций (равное 100% размещенных Облигаций);

- форма и срок оплаты приобретаемых Облигаций;

- срок приобретения Облигаций;

- иные условия приобретения Облигаций Эмитентом, информация о которых должна быть раскрыта в соответствии с нормативно-правовыми актами, регулирующими порядок раскрытия информации эмитентами эмиссионных ценных бумаг.

Эмитент обеспечивает право владельцев Облигаций требовать от Эмитента приобретения Облигаций в течение срока, установленного соответствующим решением Совета директоров Эмитента, который составит как минимум 5 (Пять) последних дней купонного периода, предшествующего купонному периоду, ставка по которому не была определена после государственной регистрации Отчета об итогах выпуска ценных бумаг) (далее – Период предъявления Облигаций к приобретению Эмитентом).

Срок приобретения облигаций или порядок его определения:

Дата Приобретения Облигаций по требованиям их владельцев, заявленным в Период предъявления Облигаций к приобретению Эмитентом, определяется как 3 (Третий) рабочий день купонного периода, по которому процентная ставка устанавливается Эмитентом после государственной регистрации отчета об итогах выпуска Облигаций

Порядок и условия приобретения Эмитентом Облигаций по требованию владельцев Облигаций:

1) Владелец Облигаций, являющийся Участником торгов Биржи действует самостоятельно. В случае, если владелец Облигаций не является Участником торгов Биржи, он заключает соответствующий договор с любым брокером, являющимся Участником торгов Биржи, и дает ему поручение осуществить все необходимые действия для продажи Облигаций Эмитенту. Участник торгов Биржи, действующий за счет и по поручению владельцев Облигаций, а также действующий от своего имени и за свой счет, далее именуется "Держатель".

2) В течение Периода предъявления Облигаций к приобретению Эмитентом Держатель Облигаций должен направить Агенту Эмитента, которым является «Акционерный Коммерческий банк развития связи и информатики» (открытое акционерное общество) (далее – "Агент"), заказным письмом письменное уведомление о намерении продать определенное количество Облигаций (далее - "Уведомление").

Уведомление должно выражать намерение продать Эмитенту Облигации Эмитента настоящего выпуска, а также содержать следующие сведения:

- полное наименование Держателя Облигаций;

- полное наименование владельца Облигаций (в случае, если Держатель Облигаций - Участник торгов Биржи - действует за счет и по поручению владельцев Облигаций);

- государственный регистрационный номер и дату государственной регистрации Облигаций;

- количество предлагаемых к продаже Облигаций (цифрами и прописью).

Уведомление должно быть подписано уполномоченным лицом Держателя Облигаций и скреплено печатью Держателя.

Уведомление считается полученным в дату вручения адресату или отказа адресата от его получения, подтвержденного соответствующим документом.

3) после направления Уведомления Держатель Облигаций подает в Дату Приобретения Облигаций адресную заявку на продажу Облигаций в Систему торгов Биржи в соответствии с Правилами Биржи, адресованную Агенту Эмитента, являющемуся Участником торгов Биржи, с указанием Цены Приобретения Облигаций, и кодом расчетов Т0. Данная заявка должна быть выставлена Держателем в систему торгов с 13 часов 00 минут до 15 часов 00 минут по московскому времени в Дату Приобретения Облигаций Эмитентом. Количество Облигаций, указанное в данной заявке, не должно превышать количества Облигаций, ранее указанного в Уведомлении, направленном Держателем Облигаций Агенту Эмитента.

4) Сделки по Приобретению Эмитентом Облигаций у Держателей Облигаций совершаются через Агента Эмитента в Системе торгов Биржи в соответствии с Правилами Биржи.

Эмитент обязуется в срок не позднее 17 часов 00 минут по московскому времени в Дату Приобретения Облигаций Эмитентом заключить сделки со всеми Держателями Облигаций, от которых были получены Уведомления, путем подачи через своего Агента встречных адресных заявок к заявкам, поданным в соответствии с Решением о выпуске ценных бумаг и Проспектом ценных бумаг и находящимся в Системе торгов к моменту заключения сделки.

Сделки по приобретению Облигаций Эмитентом заключаются в Системе торгов Биржи в соответствии с Правилами Биржи.

В случае, если приобретение Облигаций Эмитентом через Биржу в порядке, предусмотренном Решением о выпуске ценных бумаг и Проспектом ценных бумаг, не будет представляться возможным или будет не соответствовать требованиям законодательства РФ, Эмитент принимает решение об организаторе торговли на рынке ценных бумаг, через которого Эмитент будет заключать сделки по приобретению Облигаций.

В таком случае приобретение Облигаций Эмитентом будет осуществляться в соответствии с нормативными документами, регулирующими деятельность такого организатора торговли на рынке ценных бумаг, а Эмитент одновременно с сообщением об определении ставки по купону должен опубликовать информацию об организаторе торговли на рынке ценных бумаг, через которого Эмитент будет заключать сделки по приобретению Облигаций.

Указанная информация будет включать в себя:

- полное и сокращенное наименование организатора торговли на рынке ценных бумаг,

- его место нахождения,

- сведения о лицензии: номер, дата выдачи, срок действия, орган, выдавший лицензию;

- порядок проведения приобретения в соответствии с правилами организатора торговли.

Эмитент обязан приобрести все Облигации, Уведомления о намерении продать которые и адресные заявки на продажу которых поступили от владельцев в установленный срок.

Цена приобретения (порядок определения цены приобретения в виде формулы с переменными, значения которых не могут изменяться в зависимости от усмотрения эмитента) облигаций:

Эмитент обязуется покупать Облигации по цене равной 100% (Сто процентов) от непогашенной части номинальной стоимости. Данная цена указывается без учета накопленного купонного дохода по Облигациям на Дату приобретения Облигаций, который уплачивается Эмитентом владельцу приобретаемых им Облигаций сверх цены покупки при совершении сделки.

Порядок раскрытия эмитентом информации о приобретении облигаций:

Сообщение о принятом Советом директоров Эмитента решении о приобретении Облигаций, включая информацию о порядковых номерах купонов, процентная ставка по которым устанавливается равной процентной ставке по первому купону, а также порядковый номер купонного периода (j), в котором владельцы Облигаций могут требовать приобретения Облигаций Эмитента, должно быть опубликовано Эмитентом в следующие сроки с даты составления Эмитентом протокола собрания (заседания) Совета директоров Эмитента, на котором было принято решение о приобретении Облигаций по требованию их владельцев

в ленте новостей не позднее 1 (Одного) дня

на странице в сети нтернет по адресу . . не позднее (рех) дней.

Сообщение будет содержать следующую информацию

цена, по которой Эмитент обязуется приобретать Облигации по требованию владельцев Облигаций

порядок осуществления приобретения Облигаций

количество приобретаемых Облигаций (равное 100% размещенных Облигаций)

форма и срок оплаты приобретаемых Облигаций

срок приобретения Облигаций

иные условия приобретения Облигаций Эмитентом, информация о которых должна быть раскрыта в соответствии с нормативно правовыми актами, регулирующими порядок раскрытия информации митентами миссионных ценных бумаг.

Сообщение о принятом Советом директоров Эмитента решении о приобретении Облигаций, включая информацию о порядковых номерах купонов, процентная ставка по которым определена в Дату установления го купона, а также порядковый номер купонного периода ( ), в котором будет происходить приобретение Облигаций, должно быть опубликовано Эмитентом в следующие сроки с даты составления Эмитентом протокола собрания (заседания) Совета директоров Эмитента, на котором было принято решение о приобретении Облигаций по требованию их владельцев

в ленте новостей не позднее 1 (Одного) дня

на странице в сети нтернет по адресу . . не позднее (рех) дней.

Сообщение будет содержать следующую информацию

размер купона по Облигациям за соответствующий купонный период

цена, по которой Эмитент обязуется приобретать Облигации по требованию владельцев Облигаций

порядок осуществления приобретения Облигаций

количество приобретаемых Облигаций (равное 100% размещенных Облигаций)

форма и срок оплаты приобретаемых Облигаций

срок приобретения Облигаций

иные условия приобретения Облигаций Эмитентом, информация о которых должна быть раскрыта в соответствии с нормативно правовыми актами, регулирующими порядок раскрытия информации митентами миссионных ценных бумаг.

случае приобретения Эмитентом Облигаций выпуска они поступают на счет депо Эмитента в Депозитарии, осуществляющем учет прав на Облигации.

последующем приобретенные Эмитентом Облигации могут быть вновь выпущены в обращение на вторичный рынок до истечения их срока погашения (погашения последней части номинальной стоимости Облигаций) (при условии соблюдения Эмитентом требований законодательства оссийской едерации).

Сообщение об исполнении Эмитентом обязательств по приобретению Облигаций Эмитента публикуется в форме сообщения о существенном факте Сведения о сроках исполнения обязательств перед владельцами ценных бумаг митента в следующие сроки с даты, в которую соответствующее обязательство должно быть исполнено

- *в ленте новостей - не позднее 1 (одного) дня;*
- *на странице в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3(трех) дней;*
- *в газете «Золотой рог» - не позднее 5 (пяти) дней.*

Данное сообщение также публикуется в «Приложении к Вестнику ФСФР России».

II. Возможность приобретения эмитентом облигаций выпуска по соглашению с их владельцами:

Совет директоров Эмитента в соответствии с его Уставом может принимать отдельные решения о приобретении Облигаций. Такое решение принимается Советом директоров Эмитента с утверждением цены, срока и порядка приобретения Облигаций, включая порядок оплаты приобретаемых Облигаций.

Срок приобретения облигаций или порядок его определения:

Эмитент осуществляет приобретение Облигации по соглашению с их владельцами в течение срока, определяемого согласно соответствующему решению уполномоченного органа Эмитента.

Срок приобретения Облигаций не может наступать ранее даты регистрации Отчета об итогах выпуска ценных бумаг.

Порядок раскрытия эмитентом информации о приобретении облигаций:

Сообщение владельцам Облигаций о принятом Советом директоров Эмитента решении о приобретении Облигаций по соглашению с их владельцами публикуется в течение 5 (Пяти) дней с даты принятия Эмитентом соответствующего решения, но не позднее, чем за 7 (Семь) дней до начала срока принятия предложения приобретении Облигаций, в следующем порядке:

- *в ленте новостей - не позднее 1 (одного) дня;*
- *на странице в сети «Интернет» по адресу http://www.dsv.ru - не позднее 3 (трех) дней;*
- *в газете «Золотой рог» - не позднее 5 (пяти) дней.*

Сообщение владельцам Облигаций о принятом Советом директоров Эмитента решении о приобретении Облигаций должно содержать следующую информацию:

- дату принятия решения о приобретении Облигаций;

- идентификационные признаки Облигаций, государственный регистрационный номер и дату государственной регистрации выпуска Облигаций;

- дату начала приобретения Эмитентом Облигаций;
- дату окончания приобретения Облигаций;
- цену приобретения Облигаций или порядок ее определения;
- количество приобретаемых Облигаций;
- порядок приобретения Облигаций, в том числе срок подачи заявок на приобретение,
- форму и срок оплаты;

В случае приобретения Эмитентом Облигаций они поступают на счет депо Эмитента в Депозитарии, осуществляющем учет прав на Облигации.
В последующем приобретенные Эмитентом Облигации могут быть вновь выпущены в обращение на вторичный рынок до истечения их срока погашения (при условии соблюдения Эмитентом требований законодательства Российской Федерации).
В случае принятия владельцами Облигаций предложения об их приобретении Эмитентом в отношении большего количества Облигаций, чем указано в таком предложении, Эмитент приобретает Облигации у владельцев пропорционально заявленным требованиям при соблюдении условия о приобретении только целых Облигаций.

Иные условия приобретения Облигаций отсутствуют.

Сообщение об исполнении Эмитентом обязательств по приобретению Облигаций Эмитента публикуется в форме сообщения о существенном факте «Сведения о сроках исполнения обязательств перед владельцами ценных бумаг эмитента» в следующие сроки с даты, в которую соответствующее обязательство должно быть исполнено:

- *в ленте новостей - не позднее 1 (одного) дня;*
- *на странице в сети «Интернет» по адресу: http://www.dsv.ru - не позднее 3(трех) дней;*
- *в газете «Золотой рог» - не позднее 5 (пяти) дней.*

Данное сообщение также публикуется в «Приложении к Вестнику ФСФР России».

<u>Порядок размещения ценных бумаг:</u>

Порядок и условия заключения гражданско-правовых договоров (порядок и условия подачи и удовлетворения заявок) в ходе размещения ценных бумаг:

Размещение Облигаций проводится путём заключения сделок купли-продажи Облигаций по Цене размещения Облигаций, указанной в п. 8.4. Решения о выпуске ценных бумаг, п.2.4. (II) и 9.2. (II) Проспекта ценных бумаг.

Сделки при размещении Облигаций заключаются с использованием системы торгов Закрытого акционерного общества «Фондовая биржа ММВБ» (далее – Биржа, ФБ ММВБ) путём удовлетворения заявок на покупку Облигаций, поданных с использованием системы торгов Биржи в соответствии с Правилами проведения торгов Биржи (далее– Правила Биржи).

Размещение Облигаций осуществляется через посредника (Андеррайтера), которым является Межрегиональный коммерческий банк развития связи и информатики (открытое акционерное общество), действующего от своего имени, но по поручению и за счёт Эмитента.

Решение об одобрении заключаемой в ходе размещения Облигаций сделки купли-продажи Облигаций, в совершении которой имеется заинтересованность, должно быть принято до ее заключения в порядке, установленном федеральными законами.

Торги при размещении Облигаций будут проводиться в форме конкурса по определению ставки первого купона Облигаций (далее Конкурс), а после подведения итогов Конкурса и удовлетворения заявок, поданных в ходе Конкурса, - путем заключения сделок на основании адресных заявок, выставляемых Участниками торгов Биржи в адрес Андеррайтера, удовлетворяющего их путем подачи встречных адресных заявок.

Заключение сделок по размещению Облигаций начинается после подведения итогов Конкурса и заканчивается в дату окончания размещения Облигаций.

Конкурс начинается и заканчивается в дату начала размещения Облигаций. В день проведения Конкурса Участники торгов подают заявки на покупку Облигаций с кодом расчетов Т0 с использованием системы торгов Биржи как за свой счет, так и за счет и по поручению клиентов. Время и порядок подачи заявок на конкурс по определению процентной ставки по первому купону устанавливается ФБ ММВБ.

Заявки на приобретение Облигаций направляются Участниками торгов в адрес Андеррайтера.

Заявка на приобретение должна содержать следующие значимые условия:

- цена покупки;
- количество Облигаций;
- величина процентной ставки по первому купону (величина процентной ставки по первому купону, при объявлении которой Эмитентом, потенциальный инвестор был бы готов купить количество Облигаций, указанных в заявке, по цене, объявленной в заявке);
- прочие параметры в соответствии с Правилами Биржи.

В качестве цены покупки должна быть указана Цена размещения Облигаций, установленная Решением о выпуске ценных бумаг и Проспектом ценных бумаг (т.е. 100 % от номинальной стоимости).

Величина процентной ставки должна быть выражена в процентах годовых с точностью до одной сотой процента.

Заявки, не соответствующие изложенным выше требованиям, к участию в Конкурсе не допускаются.

Время проведения операций в рамках Конкурса и заключения сделок по их размещению устанавливается Биржей по согласованию с Эмитентом и/или Андеррайтером.

В случае если потенциальный покупатель не является Участником торгов Биржи, он должен заключить соответствующий договор с любым брокером, являющимся Участником торгов Биржи, и дать ему поручение на приобретение Облигаций.

Потенциальный покупатель Облигации, являющийся Участником торгов Биржи, действует самостоятельно.

Потенциальный покупатель Облигаций обязан открыть соответствующий счёт депо в Некоммерческом партнерстве «Национальный депозитарный центр» или в другом депозитарии, являющемся депонентом по отношению к НДЦ. Порядок и сроки открытия счетов депо определяются положениями регламентов соответствующих депозитариев.

По окончании периода сбора заявок на Конкурс Биржа составляет Сводный реестр введенных и неснятых Участниками торгов Биржи на момент окончания периода сбора заявок на Конкурсе (далее Сводный реестр) и передает его Андеррайтеру и/или Эмитенту.

Сводный реестр заявок содержит все значимые условия каждой заявки – цену приобретения, количество ценных бумаг, дату и время поступления заявки, номер заявки, величину приемлемой процентной ставки по первому купону, а также иные реквизиты в соответствии с Правилами Биржи

Не одобренные заранее в установленном законодательством порядке сделки купли-продажи Облигаций, в совершении которых имеется заинтересованность, Эмитентом не заключаются. В этом случае на основании письменного заявления Эмитента в адрес Андеррайтера поданная заявка на покупку Облигаций не удовлетворяется (заявка отклоняется).

Эмитент, исходя из общего объема поданных заявок и указанных в них процентных ставок первого купона, принимает решение о величине процентной ставки по первому купону. Эмитент сообщает о принятом решении Бирже в письменном виде не позднее, чем за 30 минут до направления информации для опубликования в ленте новостей. После публикации сообщения о величине процентной ставки по первому купону в ленте новостей, Эмитент информирует Андеррайтера о величине процентной ставки по первому купону. Андеррайтер извещает Участников торгов Биржи о величине процентной ставки по первому купону, установленной Эмитентом, при помощи системы торгов Биржи путем отправки электронных сообщений всем Участникам торгов.

Информация о процентной ставке по первому купону раскрывается в сроки и порядке, предусмотренном в п. 11 Решения о выпуске ценных бумаг.

После определения процентной ставки по первому купону Андеррайтер по поручению Эмитента удовлетворяет полученные заявки путем выставления встречных адресных заявок на продажу Облигаций по номинальной стоимости, в которых указывается количество Облигаций, указанных в соответствующей заявке на покупку.

Заявки удовлетворяются на условиях приоритета купонной ставки, указанной в поданных на Конкурс заявках, адресованных Андеррайтеру (т.е. заявки с более низкой купонной ставкой удовлетворяются в первую очередь).

Если с одинаковой купонной ставкой зарегистрировано несколько поданных на Конкурс заявок, то в первую очередь удовлетворяются заявки, поданные ранее по времени.

В случае, если объем последней из удовлетворяемых заявок превышает количество Облигаций, оставшихся неразмещенными, то данная заявка на покупку удовлетворяется в размере неразмещенного остатка Облигаций.

В случае размещения всего объёма Облигаций удовлетворение последующих заявок на приобретение Облигаций не производится.

По окончании периода удовлетворения заявок на Конкурсе все неудовлетворенные заявки на покупку Облигаций снимаются из Системы торгов Биржи.

После подведения итогов Конкурса и удовлетворения заявок, поданных в ходе Конкурса, заключение сделок с Облигациями при размещении, при условии их неполного размещения в ходе Конкурса (далее–доразмещение), осуществляется на основании адресных заявок, выставляемых Участниками торгов Биржи в адрес Андеррайтера, удовлетворяющего их путем подачи встречных адресных заявок. Участники торгов Биржи, действующие от своего имени и за свой счет, либо от своего имени, но за счет и по поручению потенциальных покупателей, не являющихся Участниками торгов Биржи, в любой рабочий день в течение срока размещения Облигаций могут подать Андеррайтеру заявку на покупку Облигаций размещаемого выпуска с указанием количества Облигаций, которое планируется приобрести.

Обязательные реквизиты, которые должна содержать заявка на покупку Облигаций, подаваемая Участником торгов Биржи в период доразмещения Облигаций:

- цена покупки;
- количество Облигаций;
- величина процентной ставки, установленная по первому купону;
- прочие параметры в соответствии с Правилами проведения торгов Биржи.

Начиная со второго дня размещения Облигаций выпуска, покупатель при совершении сделки купли-продажи Облигаций дополнительно уплачивает накопленный купонный доход по Облигациям (НКД), который рассчитывается в соответствии с п. 8.4. Решения о выпуске ценных бумаг и п. 9.1.2 (II) Проспекта ценных бумаг.

Время и порядок подачи заявок при доразмещении устанавливается Биржей по согласованию с Эмитентом и Андеррайтером.

Андеррайтер информирует потенциальных покупателей о текущем количестве неразмещенных Облигаций на его счетах путем выставления в системе торгов Биржи безадресных заявок.

Поданные заявки на покупку Облигаций удовлетворяются Андеррайтером в полном объеме в случае, если количество Облигаций в заявке на покупку не превосходит количества неразмещенных Облигаций. В случае, если объем заявки на покупку Облигаций превышает количество Облигаций, оставшихся неразмещёнными, то данная заявка на покупку ценных бумаг удовлетворяется в размере неразмещённого остатка Облигаций.

В случае размещения всего объёма Облигаций удовлетворение последующих заявок на приобретение Облигаций не производится.

Обязательным условием приобретения Облигаций при их размещении является резервирование денежных средств покупателя на счёте Участника торгов Биржи, от имени которого подана заявка, в Небанковской кредитной организации закрытое акционерное общество "Расчетная палата Московской межбанковской валютной биржи" («Расчетная Палата ММВБ»). При этом денежные средства должны быть зарезервированы в сумме, достаточной для полной оплаты Облигаций, указанных в заявках на приобретение Облигаций, с учётом всех комиссионных сборов.

Сделки купли-продажи, заключенные путем удовлетворения Андеррайтером заявок, регистрируются Биржей в дату их заключения.

Датой исполнения сделки является день, в который в соответствии с установленным кодом расчетов Участники торгов Биржи обязаны исполнить обязательства по заключенной сделке в соответствии с Правилами торгов Биржи и/или Правилами клиринга клиринговой организации - ЗАО ММВБ. Сделки при размещении Облигаций выпуска осуществляются на условиях «поставка против платежа» (код расчетов Т0), то есть датой исполнения сделки с Облигациями является день ее заключения. При этом при заключении сделки осуществляется процедура контроля ее обеспечения. Документом, подтверждающим заключение Участником торгов Биржи сделки, является выписка из реестра сделок Биржи, в которой отражаются все сделки, заключенные Участником торгов Биржи в течение торгового дня Биржи.

До начала размещения ценных бумаг Эмитент представляет Андеррайтеру список лиц, сделки с которыми могут быть признаны сделками с заинтересованностью, с указанием тех лиц из указанного списка, сделки с которыми были заранее одобрены Эмитентом. При размещении Облигаций соблюдаются условия, предусмотренные п. 6.4.4 «Стандартов эмиссии ценных бумаг и регистрации проспектов ценных бумаг», утвержденных Приказом ФСФР России от 16.03.2005 №05-4/пз-н.

Изменение и/или расторжение договоров, заключенных при размещении Облигаций, осуществляется по основаниям и в порядке, предусмотренном гл. 29 Гражданского кодекса РФ.

Возможность преимущественного приобретения размещаемых ценных бумаг:

Возможность преимущественного приобретения размещаемых ценных бумаг не предусмотрена.

Порядок внесения приходной записи по счету депо первого приобретателя в депозитарии, осуществляющем обязательное централизованное хранение ценных бумаг выпуска:

Размещенные через организатора торговли Облигации зачисляются Некоммерческим партнерством «Национальный депозитарный центр» (далее – Депозитарий, НДЦ) или другим депозитарием, являющемся депонентом по отношению к Депозитарию, на счета депо покупателей Облигаций в дату совершения операции купли-продажи.

Приходная запись по счету депо первого приобретателя в депозитарии, осуществляющем централизованное хранение, вносится на основании поручений, поданных клиринговой организацией, обслуживающей расчеты по сделкам, оформленным в процессе размещения Облигаций через организатора торговли на рынке ценных бумаг. Размещенные Облигации зачисляются Депозитариями на счета депо покупателей Облигаций в соответствии с условиями осуществления клиринговой деятельности клиринговой организации и условиями осуществления депозитарной деятельности Депозитариев.

Облигации размещаются посредством подписки путем проведения торгов специализированной организацией - организатором торговли на рынке ценных бумаг, в т.ч. фондовой биржей:

Полное фирменное наименование: *Закрытое акционерное общество «Фондовая биржа ММВБ»*

Сокращенное фирменное наименование: *ЗАО «ФБ ММВБ»*

Место нахождения: *Россия, 125009, г. Москва, Большой Кисловский пер., д. 13*
Номер лицензии фондовой биржи: *077-07985-000001*
Дата выдачи лицензии: *15.09.2004*
Срок действия лицензии: *до 15.09.2007*
Орган, выдавший указанную лицензию: *Федеральная служба по финансовым рынкам*

Размещение ценных бумаг осуществляется Эмитентом с привлечением профессионального участника рынка ценных бумаг, оказывающего Эмитенту услуги по размещению ценных бумаг (Андеррайтера):
Полное фирменное наименование: *Межрегиональный коммерческий банк развития связи и информатики (открытое акционерное общество)*

Сокращенное фирменное наименование: *ОАО АКБ «Связь-Банк»*

Место нахождения: *Россия, 125375, г. Москва, ул. Тверская, 7*

Номер Генеральной лицензии на осуществление банковской деятельности кредитной организации *1470*

Дата выдачи: *15.11.2002*

Срок действия до: *бессрочная лицензия*
Лицензирующий орган: *Центральный Банк Российской Федерации*

Номер лицензии: *Лицензия профессионального участника рынка ценных бумаг № 077-08209-100000 на осуществление брокерской деятельности*

Дата выдачи: *28 декабря 2004 г.*

Срок действия до: *28 декабря 2007 г.*

Лицензирующий орган: *ФСФР России*

Основные функции посредника при размещении (Андеррайтера):

Андеррайтер действует на основании договора с Эмитентом о выполнении функций агента по размещению ценных бумаг на ЗАО «ФБ ММВБ». По условиям указанного договора функциями Андеррайтера в частности являются:

- удовлетворение заявок на покупку Облигаций по поручению и за счет Эмитента в соответствии с условиями договора и процедурой, установленной Решением о выпуске ценных бумаг и Проспектом ценных бумаг;

- совершение от имени и за счет Эмитента действий, связанных с допуском Облигаций к размещению на Бирже;

- информирование Эмитента о количестве фактически размещенных Облигаций, а также о размере полученных от продажи Облигаций денежных средств.

- перечисление денежных средств, получаемых Андеррайтером от приобретателей Облигаций в счет их оплаты, на расчетный счет Эмитента в соответствии с условиями заключенного договора между Эмитентом и Андеррайтором.

- осуществление иных действий, необходимых для исполнения своих обязательств по размещению Облигаций, в соответствии с законодательством Российской Федерации и договором между Эмитентом и Андеррайтером.

Договором между Андеррайтером и Эмитентом не предусмотрено обязательство Андеррайтера по приобретению размещаемых Облигаций Эмитента.

Summary of the OJSC Far-Eastern Telecommunication Company Placement Report on issue of 2,000,000 interest bearing certified nonconvertible bearer bonds serial number D2 with obligatory centralized storage at nominal value of a bond RUR 1,000 (the "Report")

The Report provides information about completion of the placement of 2,000,000 bonds by Far-Eastern Telecommunication Company (the "Issuer") and the results of the placement.

Identification of the placed securities: interest bearing certified nonconvertible bearer bonds serial number D2 with obligatory centralized storage (the "Bonds").

State registration number of issue and the date of state registration of issue: 4-10-30166-F, May 4, 2006.

Registering authority: the Federal Service on Financial Markets.

Nominal value of a bond: RUR 1,000

Way of placement: a public offering.

The date of launch of the placement: June 7, 2006.

The date of completion of the placement: June 7, 2006.

Amount and share of the placed bonds, form of payment:

Amount of the placed bonds: 2,000,000; Share of placed bonds – 100%. Form of payment: cashless payment in money terms in RUR

Actual value of the placed bonds and the amount of bonds placed at each value of placement:

Actual value of a placed bond is equal to its nominal value – RUR 1,000. Amount of bonds placed at the named value - 2,000,000

Full text of the Report in Russian is enclosed herewith.

Зарегистрировано “ 13 ” июля 200 6 г.
ФСФР России
(указывается наименование регистрирующего органа)

(подпись уполномоченного лица)

(печать регистрирующего органа)

ОТЧЕТ ОБ ИТОГАХ ВЫПУСКА ЦЕННЫХ БУМАГ

Открытое акционерное общество «Дальневосточная компания электросвязи» неконвертируемые процентные документарные облигации на предъявителя серии Д2 с обязательным централизованным хранением в количестве 2 000 000 (Два миллиона) штук номинальной стоимостью 1000 (Одна тысяча) рублей каждая, сроком погашения первых 15% номинальной стоимости облигаций выпуска в 1274-й день с даты начала размещения облигаций выпуска; вторых 15% номинальной стоимости облигаций выпуска в 1456-й день с даты начала размещения облигаций выпуска; третьих 15% номинальной стоимости облигаций выпуска в 1638-й день с даты начала размещения облигаций выпуска; четвертых 15% номинальной стоимости облигаций выпуска в 1820-й день с даты начала размещения облигаций выпуска; пятых 20% номинальной стоимости облигаций выпуска в 2002-й день с даты начала размещения облигаций выпуска; шестых 20% номинальной стоимости облигаций выпуска в 2184-й день с даты начала размещения облигаций выпуска, способ размещения - открытая подписка.

государственный регистрационный номер выпуска ценных бумаг

4 – 1 0 – 3 0 1 6 6 – F

дата государственной регистрации выпуска ценных бумаг

“ 04 ” мая 200 6 г.

Утвержден Советом директоров Открытого акционерного общества «Дальневосточная компания электросвязи»

“ 15 ” июня 200 6 г. Протокол № 31

Место нахождения эмитента: ***690950, г. Владивосток, ГСП, ул. Светланская, 57***
Контактный телефон: ***(4232) 222-864***
Факс: ***(4232) 222-864***

Генеральный директор ОАО «Дальсвязь» ____________ Алексеев А.А.

Дата
“ 22 ” июня 200 6 г. М.П.

Главный бухгалтер ОАО «Дальсвязь» ____________ Сидорова Е.В.

Дата
“ 22 ” июня 200 6 г.

Настоящим подтверждается достоверность и полнота всей информации, содержащейся в настоящем отчете об итогах выпуска ценных бумаг, а также выполнение эмитентом требований о раскрытии информации на этапах эмиссии ценных бумаг, об итогах выпуска которых составлен настоящий отчет, установленных законодательством Российской Федерации и нормативными правовыми актами Федеральной комиссии.

Финансовый консультант на рынке ценных бумаг: **Закрытое акционерное общество «Инвестиционная компания АВК»**, лицензия профессионального участника рынка ценных бумаг на осуществление брокерской деятельности №178-03255-100000 от 29 ноября 2000 года без ограничения срока действия выдана ФКЦБ России; лицензия профессионального участника рынка ценных бумаг на осуществление дилерской деятельности № 178-03343-010000 от 29 ноября 2000 года без ограничения срока действия выдана ФКЦБ России.

Генеральный директор ЗАО «ИК АВК» __________ Кирсанов А.А.

«__28__»______июня_______ 2006 года М.П.

1. Вид, категория (тип) ценных бумаг:
Вид ценных бумаг: ***облигации***
Серия***: Д2***
Иные идентификационные признаки облигаций выпуска:
Процентные неконвертируемые
Полное наименование ценных бумаг выпуска: ***неконвертируемые процентные документарные облигации на предъявителя серии Д2 с обязательным централизованным хранением (далее – Облигации, Облигации серии Д2)***

2. Форма ценных бумаг:
документарные (на предъявителя с обязательным централизованным хранением)

3. Способ размещения ценных бумаг:
открытая подписка

4. Фактический срок размещения ценных бумаг:
дата фактического начала размещения ценных бумаг (дата заключения первого договора, направленного на отчуждение ценной бумаги (ценных бумаг)): ***07 июня 2006 года***
дата фактического окончания размещения ценных бумаг (дата внесения последней записи по лицевому счету (счету депо) приобретателя ценных бумаг): ***07 июня 2006 года***
Преимущественное право приобретения размещаемых ценных бумаг отсутствовало.
Выпуск ценных бумаг не размещался траншами.

5. Номинальная стоимость каждой ценной бумаги:
1 000 (Одна тысяча) рублей.

6. Количество размещенных ценных бумаг:
Количество фактически размещенных ценных бумаг: ***2 000 000 (Два миллиона) штук***
в том числе количество фактически размещенных ценных бумаг, оплаченных:
денежными средствами в рублях: ***2 000 000 шт.***
иным имуществом: ***0 шт.***
Преимущественное право приобретения не предусмотрено.

7. Цена (цены) размещения ценных бумаг:

Цена размещения, руб./иностр. валюта	Количество ценных бумаг, размещенных по указанной цене, штук
1000 рублей	2 000 000 штук

8. Общий объем поступлений за размещенные ценные бумаги:
а) Общая сумма (стоимость) имущества в рублях (в том числе денежные средства в рублях, сумма иностранной валюты по курсу Центрального банка Российской Федерации на момент оплаты и стоимость иного имущества (материальных и нематериальных активов), внесенного в оплату размещенных ценных бумаг: ***2 000 000 000 руб.***

б) сумма денежных средств в рублях, внесенная в оплату размещенных ценных бумаг: ***2 000 000 000 руб.***

в) сумма иностранной валюты, выраженная в рублях по курсу Центрального банка Российской Федерации на момент оплаты (зачисления на банковский счет эмитента или посредника), внесенная в оплату размещенных ценных бумаг: ***0 руб.***

г) стоимость иного имущества (материальных и нематериальных активов), выраженная в рублях, внесенного в оплату размещенных ценных бумаг: ***0 руб.***

9. Доля ценных бумаг, при неразмещении которой выпуск (дополнительный выпуск) ценных бумаг признается несостоявшимся:
Доля, при неразмещении которой выпуск ценных бумаг считается несостоявшимся, не установлена.

10. Доля размещенных и неразмещенных ценных бумаг выпуска:
Доля размещенных ценных бумаг составляет 100% от общего количества ценных бумаг выпуска.

Доля неразмещенных ценных бумаг составляет 0% от общего количества ценных бумаг выпуска.

11. Крупные сделки эмитента, а также сделки, в совершении которых имелась заинтересованность эмитента, совершенные в процессе размещения ценных бумаг:

а) Сделки, в совершении которых имелась заинтересованность эмитента, которые в соответствии с требованиями федеральных законов требовали их одобрения уполномоченным органом управления эмитента, в процессе размещения ценных бумаг Эмитентом не совершались.

б) Крупные сделки эмитента, которые в соответствии с требованиями федеральных законов требовали их одобрения, не совершались в процессе размещения ценных бумаг.

в) Крупные сделки эмитента, которые одновременно являлись сделками, в совершении которых имелась заинтересованность эмитента, не совершались в процессе размещения ценных бумаг.

12. Сведения о лицах, зарегистрированных в реестре акционеров эмитента, и лицах, входящих в органы управления эмитента:

Сведения предоставляются на дату фактического окончания размещения ценных бумаг (07 июня 2006 г.)

а) Сведения о лицах на имя которых в реестре акционеров эмитента зарегистрированы акции, составляющие не менее чем 2 процента уставного капитала эмитента, с указанием доли участия в уставном капитале эмитента и/или обыкновенные акции, составляющие не менее чем 2 процента обыкновенных акций эмитента, с указанием доли принадлежащих им обыкновенных акций эмитента:

1) Полное фирменное наименование: ***Открытое акционерное общество «Инвестиционная компания связи»***
Доля данного лица в уставном капитале эмитента: ***38,13 %***
Доля обыкновенных акций эмитента, принадлежащих данному лицу: ***50,56 %***

2) Полное фирменное наименование: ***Закрытое акционерное общество «Депозитарно-Клиринговая компания»***
Доля данного лица в уставном капитале эмитента: ***20,50 % (номинальный держатель)***
Доля обыкновенных акций эмитента, принадлежащих данному лицу: ***18,25 % (номинальный держатель)***

3) Полное фирменное наименование: ***Закрытое акционерное общество Коммерчерский банк «Ситибанк»***
Доля данного лица в уставном капитале эмитента: ***6,85% (номинальный держатель)***
Доля обыкновенных акций эмитента, принадлежащих данному лицу: ***8,17% (номинальный держатель)***

4) Полное фирменное наименование: ***Закрытое акционерное общество «Ю БИ ЭС НОМИНИЗ»***
Доля данного лица в уставном капитале эмитента: ***12,42% (номинальный держатель)***
Доля обыкновенных акций эмитента, принадлежащих данному лицу: ***9,49% (номинальный держатель)***

5) Полное фирменное наименование: ***Некоммерческое партнерство «Национальный депозитарный центр»***
Доля данного лица в уставном капитале эмитента: ***5,10% (номинальный держатель)***
Доля обыкновенных акций эмитента, принадлежащих данному лицу: ***2,74% (номинальный держатель)***

6) Полное фирменное наименование: ***ИНГ БАНК (ЕВРАЗИЯ) ЗАО (ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО)***
Доля данного лица в уставном капитале эмитента: ***3,59% (номинальный держатель)***
Доля обыкновенных акций эмитента, принадлежащих данному лицу: ***2,69% (номинальный держатель)***

Именные ценные бумаги, конвертируемые в акции, в том числе в обыкновенные акции, Эмитентом не выпускались.

б) члены совета директоров (наблюдательного совета) акционерного общества - эмитента:

Дегтярев Валерий Викторович

Занимаемая должность в эмитенте: *член совета директоров*

Занимаемые должности в других организациях:

Наименование организации	Место нахождения организации	Занимаемая должность
ОАО «Тетрасвязь»	г.Москва, наб.Т.Шевченко, 23а, 10 этаж	Генеральный директор
ЗАО «Профессиональные Телекоммуникации»	Россия, 113035, г. Москва, ул. Садовническая, д. 76/71, стр. 3	Член Совета директоров, генеральный директор
ЗАО «Радиотел»	191186, Санкт-Петербург ул. Большая Морская д. 24	Член Совета директоров
ОАО «Ростелеком»	Россия, 127091, г.Москва, ул. Делегатская д.5	Член Совета директоров
ОАО «ЦентрТелеком»	Россия, 141400, г. Химки, Московской области, ул. Пролетарская д.23	Член Совета директоров
ОАО «ВолгаТелеком»	Россия, 603000, г. Нижний Новгород, пл. М.Горького, Дом Связи	Член Совета директоров

Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***
Доли обыкновенных акций эмитента, в которые могут быть конвертированы принадлежащие ему ценные бумаги, конвертируемые в обыкновенные акции, в процентах от общего количества размещенных обыкновенных акций и количества обыкновенных акций, в которые могут быть конвертированы ценные бумаги, конвертируемые в обыкновенные акции эмитента: ***доли не имеет***

Дудченко Владимир Владимирович

Занимаемая должность в эмитенте: ***член совета директоров***

Занимаемые должности в других организациях:

Наименование организации	Место нахождения организации	Занимаемая должность
Московское представительство компании "Эн-Си-Эйч Эдвайзорс, Инк"	109147,г.Москва, ул.Таганская, 17/23 блок С	Директор по операциям
ОАО «Уралсвязьинформ»	Россия, 620014, г. Екатеринбург, ул. Московская, 11	Член Совета директоров
ОАО «Кировэнерго»	610601, г.Киров, ул.Дрелевского, 51	Член Совета директоров

Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***
Доли обыкновенных акций эмитента, в которые могут быть конвертированы принадлежащие ему ценные бумаги, конвертируемые в обыкновенные акции, в процентах от общего количества размещенных обыкновенных акций и количества обыкновенных акций, в которые могут быть конвертированы ценные бумаги, конвертируемые в обыкновенные акции эмитента: ***доли не имеет***

Алексеев Михаил Алексеевич

Занимаемая должность в эмитенте: ***член совета директоров***

Занимаемые должности в других организациях:

Наименование организации	Место нахождения организации	Занимаемая должность
Министерство информационных технологий и связи РФ	125375, г. Москва, ул. Тверская, д. 7	советник Министра

Доля в уставном капитале эмитента: ***доли не имеет***

Доля обыкновенных акций эмитента: ***доли не имеет***

Доли обыкновенных акций эмитента, в которые могут быть конвертированы принадлежащие ему ценные бумаги, конвертируемые в обыкновенные акции, в процентах от общего количества размещенных обыкновенных акций и количества обыкновенных акций, в которые могут быть конвертированы ценные бумаги, конвертируемые в обыкновенные акции эмитента: ***доли не имеет***

Слизень Виталий Александрович

Занимаемая должность в эмитенте: ***член совета директоров***

Занимаемые должности в других организациях:

Наименование организации	Место нахождения организации	Занимаемая должность
Министерство информационных технологий и связи РФ	125375, г. Москва, ул. Тверская, д. 7	директор департамента государственной политики в области инфокоммуникационных технологий
ОАО «Гипросвязь»	Росссия,123298, г. Москва, ул. 3-я Хорошевская, д.11	член Совета директоров
ОАО «Ростелеком»	Россия, 127091, г.Москва, ул. Делегатская д.5	Член Совета директоров
ОАО «ВолгаТелеком»	Россия, 603000, г. Нижний Новгород, пл. М.Горького, Дом Связи	Член Совета директоров
ОАО «Дагсвязьинформ»	367012, г. Махачкала-12, пр. Ленина, д. 3	Член Совета директоров

Доля в уставном капитале эмитента: ***доли не имеет***

Доля обыкновенных акций эмитента: ***доли не имеет***

Доли обыкновенных акций эмитента, в которые могут быть конвертированы принадлежащие ему ценные бумаги, конвертируемые в обыкновенные акции, в процентах от общего количества размещенных обыкновенных акций и количества обыкновенных акций, в которые могут быть конвертированы ценные бумаги, конвертируемые в обыкновенные акции эмитента: ***доли не имеет***

Чечельницкий Евгений Александрович

Занимаемая должность в эмитенте: ***член совета директоров***

Занимаемые должности в других организациях:

Наименование организации	Место нахождения организации	Занимаемая должность
Федеральная служба по надзору в сфере связи (Россвязьнадзор)	125375, г. Москва, ул. Тверская, д. 7	зам. руководителя
ОАО «Центральный телеграф»	Россия, 125375, г. Москва, Тверская ул., д. 7	Член совета директоров
ОАО «ЮТК»	Россия, 350000, г. Краснодар, ул. Карасунская, 66	Член совета директоров
ОАО «Уралсвязьинформ»	Россия, 620014, г. Екатеринбург, ул. Московская, 11	Член совета директоров
ОАО «Гипросвязь»	Росссия,123298, г. Москва, ул. 3-я Хорошевская, д.11	Член совета директоров
ОАО «Ростелеком»	Россия, 127091, г.Москва, ул. Делегатская д.5	Член Совета директоров

Доля в уставном капитале эмитента: ***доли не имеет***

Доля обыкновенных акций эмитента: ***доли не имеет***

Доли обыкновенных акций эмитента, в которые могут быть конвертированы принадлежащие ему ценные бумаги, конвертируемые в обыкновенные акции, в процентах от общего количества размещенных обыкновенных акций и количества обыкновенных акций, в которые могут быть конвертированы ценные бумаги, конвертируемые в обыкновенные акции эмитента: ***доли не имеет***

Кузнецов Сергей Иванович

Занимаемая должность в эмитенте: ***председатель совета директоров***

Занимаемые должности в других организациях:

Наименование организации	Место нахождения организации	Занимаемая должность
ОАО «Связьинвест»	Россия, 119121, г. Москва, ул. Плющиха, д.55, строение 2	первый заместитель генерального директора, член правления
ОАО «Ростелеком»	Россия, 127091, г.Москва, ул. Делегатская д.5	Член совета директоров
ОАО «ЦентрТелеком»	Россия, 141400, г. Химки, Московской области, ул. Пролетарская д.23	Член Совета директоров
ОАО «ВолгаТелеком»	Россия, 603000, г. Нижний Новгород, пл. М.Горького, Дом Связи	Член Совета директоров
ОАО «ЮТК»	Россия, 350000, г. Краснодар, ул. Карасунская, 66	председатель совета директоров
ОАО «Уралсвязьинформ»	Россия, 620014, г. Екатеринбург, ул. Московская, 11	председатель совета директоров
ОАО «Сибирьтелеком»	630099, г. Новосибирск, ул. М. Горького, 53	председатель совета директоров
ОАО «Центральный телеграф»	Россия, 125375, г. Москва, Тверская ул., д. 7	председатель совета директоров

Доля в уставном капитале эмитента: ***доли не имеет***

Доля обыкновенных акций эмитента: ***доли не имеет***

Доли обыкновенных акций эмитента, в которые могут быть конвертированы принадлежащие ему ценные бумаги, конвертируемые в обыкновенные акции, в процентах от общего количества размещенных обыкновенных акций и количества обыкновенных акций, в которые могут быть конвертированы ценные бумаги, конвертируемые в обыкновенные акции эмитента: ***доли не имеет***

Орлов Сергей Александрович

Занимаемая должность в эмитенте: ***член совета директоров***

Занимаемые должности в других организациях:

Наименование организации	Место нахождения организации	Занимаемая должность
Международная организация космической связи «Интерспутник»	121099, Москва, 2-ой Смоленский пер., 1/4	заместитель директора Департамента правового обеспечения и международного сотрудничества
ОАО «СЗТ»	191186, Санкт-Петербург, ул. Гороховая, 14/26 (Большая Морская, 26)	член правления

Доля в уставном капитале эмитента: ***доли не имеет***

Доля обыкновенных акций эмитента: ***доли не имеет***

Доли обыкновенных акций эмитента, в которые могут быть конвертированы принадлежащие ему ценные бумаги, конвертируемые в обыкновенные акции, в процентах от общего количества размещенных обыкновенных акций и количества обыкновенных акций, в которые могут быть конвертированы ценные бумаги, конвертируемые в обыкновенные акции эмитента: ***доли не имеет***

Филиппова Надежда Валентиновна

Занимаемая должность в эмитенте: ***член совета директоров***

Занимаемые должности в других организациях:

Наименование организации	Место нахождения организации	Занимаемая должность
ЗАО «Внешторгбанк» - розничные услуги	127006, г.Москва, ул.Долгоруковская, 5, стр.1	Вице-президент, начальник управления персонала и корпоративного развития
ОАО "Центральный телеграф"	Россия, 125375, г. Москва, Тверская ул., д. 7	член правления

Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***
Доли обыкновенных акций эмитента, в которые могут быть конвертированы принадлежащие ему ценные бумаги, конвертируемые в обыкновенные акции, в процентах от общего количества размещенных обыкновенных акций и количества обыкновенных акций, в которые могут быть конвертированы ценные бумаги, конвертируемые в обыкновенные акции эмитента: ***доли не имеет***

Репин Игорь Николаевич

Занимаемая должность в эмитенте: ***член совета директоров***

Занимаемые должности в других организациях:

Наименование организации	Место нахождения организации	Занимаемая должность
Ассоциация по защите прав инвесторов	Россия, г. Москва, Бригадирский пер. д. 6, стр. 1	заместитель исполнительного директора
ОАО "Сибирьтелеком"	630099, г. Новосибирск, ул. М. Горького, 53	Член Совета директоров
Открытое акционерное общество «Ульяновский авиационный промышленный комплекс "Авиастар"	432072, г.Ульяновск, пр.Антонова, 1	член Совета директоров
Открытое акционерное общество "Владимирэнерго"	Россия, 600016, г. Владимир, ул. Большая Нижегородская, 106	член Совета директоров
Открытое акционерное общество "Владимирская генерирующая компания"	690016, г.Владимир, ул.Большая Нижегородская, 108	член Совета директоров
Открытое акционерное общество "Пензенская генерирующая компания"	440022, г.Пенза, ул.Новочеркасская, 1	член Совета директоров
Открытое акционерное общество "Владимирэнергоремонт"	600016, г.Владимир, ул.Большая Нижегородская, 108а	член Совета директоров
Открытое акционерное общество "Пензаэнерго"	440629, г.Пенза, ул.Пушкина, д.1/2	член Совета директоров

Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***
Доли обыкновенных акций эмитента, в которые могут быть конвертированы принадлежащие ему ценные бумаги, конвертируемые в обыкновенные акции, в процентах от общего количества размещенных обыкновенных акций и количества обыкновенных акций, в которые могут быть конвертированы ценные бумаги, конвертируемые в обыкновенные акции эмитента: ***доли не имеет***

Кобищанов Михаил Юрьевич

Занимаемая должность в эмитенте: ***член совета директоров***

Занимаемые должности в других организациях:

Наименование организации	Место нахождения организации	Занимаемая должность
ЗАО «Первая корпорация национального развития «ФНРС»	г.Москва, 1-й Хвостов пер., д.3а, стр.21	советник по макроэкономическим вопросам

Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***
Доли обыкновенных акций эмитента, в которые могут быть конвертированы принадлежащие ему ценные бумаги, конвертируемые в обыкновенные акции, в процентах от общего количества размещенных обыкновенных акций и количества обыкновенных акций, в которые могут быть конвертированы ценные бумаги, конвертируемые в обыкновенные акции эмитента: ***доли не имеет***

Жан-Луи Тови (Jean-Louis Tauvy)

Занимаемая должность в эмитенте: ***член совета директоров***

Занимаемые должности в других организациях:

Наименование организации	Место нахождения организации	Занимаемая должность
MULTEK (Франция)	119180, г.Москва, ул.Б.Якиманка, д.1	финансовый советник западных инвестиционных фондов

Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***
Доли обыкновенных акций эмитента, в которые могут быть конвертированы принадлежащие ему ценные бумаги, конвертируемые в обыкновенные акции, в процентах от общего количества размещенных обыкновенных акций и количества обыкновенных акций, в которые могут быть конвертированы ценные бумаги, конвертируемые в обыкновенные акции эмитента: ***доли не имеет***

в) члены коллегиального исполнительного органа акционерного общества - эмитента:

Колпаков Антон Юрьевич

Занимаемая должность в эмитенте: ***член Правления, заместитель генерального директора - директор по развитию бизнеса***

Занимаемые должности в других организациях:

Наименование организации	Место нахождения организации	Занимаемая должность
ЗАО «АКОС»	г.Владивосток. ул.Союзная, 28	Член Правления

Доля в уставном капитале эмитента: ***0,0004%***
Доля обыкновенных акций эмитента: ***0,0006%***
Доли обыкновенных акций эмитента, в которые могут быть конвертированы принадлежащие ему ценные бумаги, конвертируемые в обыкновенные акции, в процентах от общего количества размещенных обыкновенных акций и количества обыкновенных акций, в которые могут быть конвертированы ценные бумаги, конвертируемые в обыкновенные акции эмитента: ***доли не имеет***

Максименка Николай Анатольевич

Занимаемая должность в эмитенте: ***член Правления, заместитель генерального директора директор Приморского филиала,***
Занимаемые должности в других организациях:

Наименование организации	Место нахождения организации	Занимаемая должность
ЗАО «Акос»	г.Владивосток. ул.Союзная, 28	Член Совета директоров
ЗАО «ТелеРоссВладивосток»	690099, г. Владивосток, пр. Комарова, 36	Член Совета директоров

Доля в уставном капитале эмитента: ***0,0174%***
Доля обыкновенных акций эмитента: ***0,0199%***
Доли обыкновенных акций эмитента, в которые могут быть конвертированы принадлежащие ему ценные бумаги, конвертируемые в обыкновенные акции, в процентах от общего количества размещенных обыкновенных акций и количества обыкновенных акций, в которые могут быть конвертированы ценные бумаги, конвертируемые в обыкновенные акции эмитента: ***доли не имеет***

Степанов Евгений Борисович

Занимаемая должность в эмитенте: ***член Правления, заместитель генерального директора - директор по управлению персоналом***

Занимаемые должности в других организациях:

Наименование организации	Место нахождения организации	Занимаемая должность
ЗАО «Сахалинугольтелеком»	693000, г.Южно-Сахалинск, ул.К.Маркса, 32	Член Совета директоров

Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***
Доли обыкновенных акций эмитента, в которые могут быть конвертированы принадлежащие им ценные бумаги, конвертируемые в обыкновенные акции, в процентах от общего количества размещенных обыкновенных акций и количества обыкновенных акций, в которые могут быть конвертированы ценные бумаги, конвертируемые в обыкновенные акции эмитента: ***доли не имеет***

Ганеева Алла Альбертовна

Занимаемая должность в эмитенте: ***член Правления***

Занимаемые должности в других организациях:

Наименование организации	Место нахождения организации	Занимаемая должность
ОАО "Связьинвест"	Россия, 119121, г. Москва, ул. Плющиха, д.55, строение 2	начальник отдела эксплуатации Департамента электрической связи
ОАО "ВолгаТелеком"	Россия, 603000, г. Нижний Новгород, пл. М.Горького, Дом Связи	член правления
ЗАО "Новоком"	630099, г. Новосибирск, ул. Октябрьская, 17	член ревизионной комиссии

Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***
Доли обыкновенных акций эмитента, в которые могут быть конвертированы принадлежащие ему ценные бумаги, конвертируемые в обыкновенные акции, в процентах от общего количества размещенных обыкновенных акций и количества обыкновенных акций, в которые могут быть конвертированы ценные бумаги, конвертируемые в обыкновенные акции эмитента: ***доли не имеет***

Добровольский Виталий Иванович

Занимаемая должность в эмитенте: ***член Правления, заместитель генерального директора - директор по безопасности и режиму секретности***

Занимаемые должности в других организациях: ***нет***

Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***
Доли обыкновенных акций эмитента, в которые могут быть конвертированы принадлежащие ему ценные бумаги, конвертируемые в обыкновенные акции, в процентах от общего количества размещенных обыкновенных акций и количества обыкновенных акций, в которые могут быть конвертированы ценные бумаги, конвертируемые в обыкновенные акции эмитента: ***доли не имеет***

Фролов Сергей Николаевич

Занимаемая должность в эмитенте: ***член Правления, заместитель генерального директора - директор по экономике и финансам***

Занимаемые должности в других организациях: ***нет***

Доля в уставном капитале эмитента: ***0,0030%***
Доля обыкновенных акций эмитента: ***0,0039%***
Доли обыкновенных акций эмитента, в которые могут быть конвертированы принадлежащие ему ценные бумаги, конвертируемые в обыкновенные акции, в процентах от общего количества размещенных обыкновенных акций и количества обыкновенных акций, в которые могут быть конвертированы ценные бумаги, конвертируемые в обыкновенные акции эмитента: ***доли не имеет***

Утина Наталья Петровна

Занимаемая должность в эмитенте: ***член Правления***

Занимаемые должности в других организациях:

Наименование организации	Место нахождения организации	Занимаемая должность
ОАО "СЗТ"	191186, Санкт-Петербург, ул. Гороховая, 14/26 (Большая Морская, 26)	член ревизионной комиссии
ОАО «Связьинвест»	Россия, 119121, г. Москва, ул. Плющиха, д.55, строение 2	начальник отдела экономики инвестиционных проектов Департамента экономического планирования и бюджетирования

Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***
Доли обыкновенных акций эмитента, в которые могут быть конвертированы принадлежащие ему ценные бумаги, конвертируемые в обыкновенные акции, в процентах от общего количества размещенных обыкновенных акций и количества обыкновенных акций, в которые могут быть конвертированы ценные бумаги, конвертируемые в обыкновенные акции эмитента: ***доли не имеет***

Алексеев Антон Алексеевич

Занимаемая должность в эмитенте: ***генеральный директор, председатель правления***

Занимаемые должности в других организациях:

Наименование организации	Место нахождения организации	Занимаемая должность
Некоммерческое партнерство «Центр исследования проблем развития телекоммуникаций»	119121, г. Москва, ул. Плющиха, д. 55, стр. 2	член совета партнерства
ОАО «Информационные технологии связи»	119121, г. Москва, ул. Плющиха, д. 55, стр. 2	член совета директоров

Доля в уставном капитале эмитента: ***0,0132%***
Доля обыкновенных акций эмитента: ***доли не имеет***
Доли обыкновенных акций эмитента, в которые могут быть конвертированы принадлежащие ему ценные бумаги, конвертируемые в обыкновенные акции, в процентах от общего количества

размещенных обыкновенных акций и количества обыкновенных акций, в которые могут быть конвертированы ценные бумаги, конвертируемые в обыкновенные акции эмитента: ***доли не имеет***

г) лицо, занимающее должность (осуществляющее функции) единоличного исполнительного органа акционерного общества - эмитента:

Алексеев Антон Алексеевич

Занимаемая должность в эмитенте: ***генеральный директор, председатель правления***

Занимаемые должности в других организациях:

Наименование организации	Место нахождения организации	Занимаемая должность
Некоммерческое партнерство «Центр исследования проблем развития телекоммуникаций»	119121, г. Москва, ул. Плющиха, д. 55, стр. 2	член совета партнерства
ОАО «Информационные технологии связи»	119121, г. Москва, ул. Плющиха, д. 55, стр. 2	член совета директоров

Доля в уставном капитале эмитента: ***0,0132%***

Доля обыкновенных акций эмитента: ***доли не имеет***

Доли обыкновенных акций эмитента, в которые могут быть конвертированы принадлежащие ему ценные бумаги, конвертируемые в обыкновенные акции, в процентах от общего количества размещенных обыкновенных акций и количества обыкновенных акций, в которые могут быть конвертированы ценные бумаги, конвертируемые в обыкновенные акции эмитента: ***доли не имеет***

Summary of the OJSC Far-Eastern Telecommunication Company Placement Report on issue of 1,500,000 interest bearing certified nonconvertible bearer bonds serial number D3 with obligatory centralized storage at nominal value of a bond RUR 1,000
(the "Report")

The Report provides information about completion of the placement of 1,500,000 bonds by Far-Eastern Telecommunication Company (the "Issuer") and the results of the placement.

Identification of the placed securities: interest bearing certified nonconvertible bearer bonds serial number D3 with obligatory centralized storage (the "Bonds").

State registration number of issue and the date of state registration of issue: 4-11-30166-F, May 4, 2006.

Registering authority: the Federal Service on Financial Markets.

Nominal value of a bond: RUR 1,000

Way of placement: a public offering.

The date of launch of the placement: June 7, 2006.

The date of completion of the placement: June 7, 2006.

Amount and share of the placed bonds, form of payment:

Amount of the placed bonds: 1,500,000; Share of placed bonds – 100%. Form of payment: cashless payment in money terms in RUR

Actual value of the placed bonds and the amount of bonds placed at each value of placement:

Actual value of a placed bond is equal to its nominal value – RUR 1,000. Amount of bonds placed at the named value - 1,500,000

Full text of the Report in Russian is enclosed herewith.

Зарегистрировано “ 13 ” июля 2006 г.
ФСФР России
(указывается наименование регистрирующего органа)

(подпись уполномоченного лица)

(печать регистрирующего органа)

ОТЧЕТ ОБ ИТОГАХ ВЫПУСКА ЦЕННЫХ БУМАГ

Открытое акционерное общество «Дальневосточная компания электросвязи» неконвертируемые процентные документарные облигации на предъявителя серии Д3 с обязательным централизованным хранением в количестве 1 500 000 (Один миллион пятьсот тысяч) штук номинальной стоимостью 1000 (Одна тысяча) рублей каждая, сроком погашения первых 20% номинальной стоимости облигаций выпуска в 546-й день с даты начала размещения облигаций выпуска; вторых 20 % номинальной стоимости облигаций выпуска в 728-й день с даты начала размещения облигаций выпуска; третьих 30% номинальной стоимости облигаций выпуска в 910-й день с даты начала размещения облигаций выпуска; четвертых 30% номинальной стоимости облигаций выпуска в 1092-й день с даты начала размещения облигаций выпуска, способ размещения - открытая подписка.

государственный регистрационный номер выпуска ценных бумаг

4 – 11 – 30166 – F

дата государственной регистрации выпуска ценных бумаг

“ 04 ” мая 2006 г.

Утвержден Советом директоров Открытого акционерного общества «Дальневосточная компания электросвязи»

“ 15 ” июня 2006 г. Протокол № 31

Место нахождения эмитента: ***690950, г. Владивосток, ГСП, ул. Светланская, 57***
Контактный телефон: ***(4232) 222-864***
Факс: ***(4232) 222-864***

Генеральный директор ОАО «Дальсвязь» _______________ Алексеев А.А.

Дата
“ 22 ” июня 2006 г. М.П.

Главный бухгалтер ОАО «Дальсвязь» _______________ Сидорова Е.В.

Дата
“ 22 ” июня 2006 г.

Настоящим подтверждается достоверность и полнота всей информации, содержащейся в настоящем отчете об итогах выпуска ценных бумаг, а также выполнение эмитентом требований о раскрытии информации на этапах эмиссии ценных бумаг, об итогах выпуска которых составлен настоящий отчет, установленных законодательством Российской Федерации и нормативными правовыми актами Федеральной комиссии.

Финансовый консультант на рынке ценных бумаг: **Закрытое акционерное общество «Инвестиционная компания АВК»**, лицензия профессионального участника рынка ценных бумаг на осуществление брокерской деятельности №178-03255-100000 от 29 ноября 2000 года без ограничения срока действия выдана ФКЦБ России; лицензия профессионального участника рынка ценных бумаг на осуществление дилерской деятельности № 178-03343-010000 от 29 ноября 2000 года без ограничения срока действия выдана ФКЦБ России.

Генеральный директор ЗАО «ИК АВК» __________ Кирсанов А.А.

«__28__»______июня______ 2006 года М.П.

1. Вид, категория (тип) ценных бумаг:

Вид ценных бумаг: ***облигации***

Серия: ***Д3***

Иные идентификационные признаки облигаций выпуска:

Процентные неконвертируемые

Полное наименование ценных бумаг выпуска: ***неконвертируемые процентные документарные облигации на предъявителя серии Д3 с обязательным централизованным хранением (далее – Облигации, Облигации серии Д3)***

2. Форма ценных бумаг:

документарные (на предъявителя с обязательным централизованным хранением)

3. Способ размещения ценных бумаг:

открытая подписка

4. Фактический срок размещения ценных бумаг:

дата фактического начала размещения ценных бумаг (дата заключения первого договора, направленного на отчуждение ценной бумаги (ценных бумаг)): ***07 июня 2006 года***

дата фактического окончания размещения ценных бумаг (дата внесения последней записи по лицевому счету (счету депо) приобретателя ценных бумаг): ***07 июня 2006 года***

Преимущественное право приобретения размещаемых ценных бумаг отсутствовало.

Выпуск ценных бумаг не размещался траншами.

5. Номинальная стоимость каждой ценной бумаги:

1 000 (Одна тысяча) рублей.

6. Количество размещенных ценных бумаг:

Количество фактически размещенных ценных бумаг: ***1 500 000 (Один миллион пятьсот тысяч) штук***

в том числе количество фактически размещенных ценных бумаг, оплаченных:

денежными средствами в рублях: ***1 500 000 шт.***

иным имуществом: ***0 шт.***

Преимущественное право приобретения не предусмотрено.

7. Цена (цены) размещения ценных бумаг:

Цена размещения, руб./иностр. валюта	Количество ценных бумаг, размещенных по указанной цене, штук
1000 рублей	1 500 000 штук

8. Общий объем поступлений за размещенные ценные бумаги:

а) Общая сумма (стоимость) имущества в рублях (в том числе денежные средства в рублях, сумма иностранной валюты по курсу Центрального банка Российской Федерации на момент оплаты и стоимость иного имущества (материальных и нематериальных активов), внесенного в оплату размещенных ценных бумаг: ***1 500 000 000 руб.***

б) сумма денежных средств в рублях, внесенная в оплату размещенных ценных бумаг: ***1 500 000 000 руб.***

в) сумма иностранной валюты, выраженная в рублях по курсу Центрального банка Российской Федерации на момент оплаты (зачисления на банковский счет эмитента или посредника), внесенная в оплату размещенных ценных бумаг: ***0 руб.***

г) стоимость иного имущества (материальных и нематериальных активов), выраженная в рублях, внесенного в оплату размещенных ценных бумаг: ***0 руб.***

9. Доля ценных бумаг, при неразмещении которой выпуск (дополнительный выпуск) ценных бумаг признается несостоявшимся:

Доля, при неразмещении которой выпуск ценных бумаг считается несостоявшимся, не установлена.

10. Доля размещенных и неразмещенных ценных бумаг выпуска:

Доля размещенных ценных бумаг составляет 100% от общего количества ценных бумаг выпуска.

Доля неразмещенных ценных бумаг составляет 0% от общего количества ценных бумаг выпуска.

11. Крупные сделки эмитента, а также сделки, в совершении которых имелась заинтересованность эмитента, совершенные в процессе размещения ценных бумаг:

а) Сделки, в совершении которых имелась заинтересованность эмитента, которые в соответствии с требованиями федеральных законов требовали их одобрения уполномоченным органом управления эмитента, в процессе размещения ценных бумаг Эмитентом не совершались.

б) Крупные сделки эмитента, которые в соответствии с требованиями федеральных законов требовали их одобрения, не совершались в процессе размещения ценных бумаг.

в) Крупные сделки эмитента, которые одновременно являлись сделками, в совершении которых имелась заинтересованность эмитента, не совершались в процессе размещения ценных бумаг.

12. Сведения о лицах, зарегистрированных в реестре акционеров эмитента, и лицах, входящих в органы управления эмитента:

Сведения предоставляются на дату фактического окончания размещения ценных бумаг (07 июня 2006 г.)

а) Сведения о лицах на имя которых в реестре акционеров эмитента зарегистрированы акции, составляющие не менее чем 2 процента уставного капитала эмитента, с указанием доли участия в уставном капитале эмитента и/или обыкновенные акции, составляющие не менее чем 2 процента обыкновенных акций эмитента, с указанием доли принадлежащих им обыкновенных акций эмитента:

1) Полное фирменное наименование: ***Открытое акционерное общество «Инвестиционная компания связи»***
Доля данного лица в уставном капитале эмитента: ***38,13 %***
Доля обыкновенных акций эмитента, принадлежащих данному лицу: ***50,56 %***

2) Полное фирменное наименование: ***Закрытое акционерное общество «Депозитарно-Клиринговая компания»***
Доля данного лица в уставном капитале эмитента: ***20,50 % (номинальный держатель)***
Доля обыкновенных акций эмитента, принадлежащих данному лицу: ***18,25 % (номинальный держатель)***

3) Полное фирменное наименование: ***Закрытое акционерное общество Коммерческий банк «Ситибанк»***
Доля данного лица в уставном капитале эмитента: ***6,85% (номинальный держатель)***
Доля обыкновенных акций эмитента, принадлежащих данному лицу: ***8,17% (номинальный держатель)***

4) Полное фирменное наименование: ***Закрытое акционерное общество «Ю БИ ЭС НОМИНИЗ»***
Доля данного лица в уставном капитале эмитента: ***12,42% (номинальный держатель)***
Доля обыкновенных акций эмитента, принадлежащих данному лицу: ***9,49% (номинальный держатель)***

5) Полное фирменное наименование: ***Некоммерческое партнерство «Национальный депозитарный центр»***
Доля данного лица в уставном капитале эмитента: ***5,10% (номинальный держатель)***
Доля обыкновенных акций эмитента, принадлежащих данному лицу: ***2,74% (номинальный держатель)***

6) Полное фирменное наименование: ***ИНГ БАНК (ЕВРАЗИЯ) ЗАО (ЗАКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО)***
Доля данного лица в уставном капитале эмитента: ***3,59% (номинальный держатель)***
Доля обыкновенных акций эмитента, принадлежащих данному лицу: ***2,69% (номинальный держатель)***

Именные ценные бумаги, конвертируемые в акции, в том числе в обыкновенные акции, Эмитентом не выпускались.

б) члены совета директоров (наблюдательного совета) акционерного общества - эмитента:

Дегтярев Валерий Викторович

Занимаемая должность в эмитенте: *член совета директоров*

Занимаемые должности в других организациях:

Наименование организации	Место нахождения организации	Занимаемая должность
ОАО «Тетрасвязь»	г.Москва, наб.Т.Шевченко, 23а, 10 этаж	Генеральный директор
ЗАО «Профессиональные Телекоммуникации»	Россия, 113035, г. Москва, ул. Садовническая, д. 76/71, стр. 3	Член Совета директоров, генеральный директор
ЗАО «Радиотел»	191186, Санкт-Петербург ул. Большая Морская д. 24	Член Совета директоров
ОАО «Ростелеком»	Россия, 127091, г.Москва, ул. Делегатская д.5	Член Совета директоров
ОАО «ЦентрТелеком»	Россия, 141400, г. Химки, Московской области, ул. Пролетарская д.23	Член Совета директоров
ОАО «ВолгаТелеком»	Россия, 603000, г. Нижний Новгород, пл. М.Горького, Дом Связи	Член Совета директоров

Доля в уставном капитале эмитента: ***доли не имеет***

Доля обыкновенных акций эмитента: ***доли не имеет***

Доли обыкновенных акций эмитента, в которые могут быть конвертированы принадлежащие ему ценные бумаги, конвертируемые в обыкновенные акции, в процентах от общего количества размещенных обыкновенных акций и количества обыкновенных акций, в которые могут быть конвертированы ценные бумаги, конвертируемые в обыкновенные акции эмитента: ***доли не имеет***

Дудченко Владимир Владимирович

Занимаемая должность в эмитенте: ***член совета директоров***

Занимаемые должности в других организациях:

Наименование организации	Место нахождения организации	Занимаемая должность
Московское представительство компании "Эн-Си-Эйч Эдвайзорс, Инк"	109147,г.Москва, ул.Таганская, 17/23 блок С	Директор по операциям
ОАО «Уралсвязьинформ»	Россия, 620014, г. Екатеринбург, ул. Московская, 11	Член Совета директоров
ОАО «Кировэнерго»	610601, г.Киров, ул.Дрелевского, 51	Член Совета директоров

Доля в уставном капитале эмитента: ***доли не имеет***

Доля обыкновенных акций эмитента: ***доли не имеет***

Доли обыкновенных акций эмитента, в которые могут быть конвертированы принадлежащие ему ценные бумаги, конвертируемые в обыкновенные акции, в процентах от общего количества размещенных обыкновенных акций и количества обыкновенных акций, в которые могут быть конвертированы ценные бумаги, конвертируемые в обыкновенные акции эмитента: ***доли не имеет***

Алексеев Михаил Алексеевич

Занимаемая должность в эмитенте: ***член совета директоров***

Занимаемые должности в других организациях:

Наименование организации	Место нахождения организации	Занимаемая должность
Министерство информационных технологий и связи РФ	125375, г. Москва, ул. Тверская, д. 7	советник Министра

Доля в уставном капитале эмитента: ***доли не имеет***

Доля обыкновенных акций эмитента: ***доли не имеет***

Доли обыкновенных акций эмитента, в которые могут быть конвертированы принадлежащие ему ценные бумаги, конвертируемые в обыкновенные акции, в процентах от общего количества размещенных обыкновенных акций и количества обыкновенных акций, в которые могут быть конвертированы ценные бумаги, конвертируемые в обыкновенные акции эмитента: ***доли не имеет***

Слизень Виталий Александрович

Занимаемая должность в эмитенте: ***член совета директоров***

Занимаемые должности в других организациях:

Наименование организации	Место нахождения организации	Занимаемая должность
Министерство информационных технологий и связи РФ	125375, г. Москва, ул. Тверская, д. 7	директор департамента государственной политики в области инфокоммуникационных технологий
ОАО «Гипросвязь»	Росссия,123298, г. Москва, ул. 3-я Хорошевская, д.11	член Совета директоров
ОАО «Ростелеком»	Россия, 127091, г.Москва, ул. Делегатская д.5	Член Совета директоров
ОАО «ВолгаТелеком»	Россия, 603000, г. Нижний Новгород, пл. М.Горького, Дом Связи	Член Совета директоров
ОАО «Дагсвязьинформ»	367012, г. Махачкала-12, пр. Ленина, д. 3	Член Совета директоров

Доля в уставном капитале эмитента: ***доли не имеет***

Доля обыкновенных акций эмитента: ***доли не имеет***

Доли обыкновенных акций эмитента, в которые могут быть конвертированы принадлежащие ему ценные бумаги, конвертируемые в обыкновенные акции, в процентах от общего количества размещенных обыкновенных акций и количества обыкновенных акций, в которые могут быть конвертированы ценные бумаги, конвертируемые в обыкновенные акции эмитента: ***доли не имеет***

Чечельницкий Евгений Александрович

Занимаемая должность в эмитенте: ***член совета директоров***

Занимаемые должности в других организациях:

Наименование организации	Место нахождения организации	Занимаемая должность
Федеральная служба по надзору в сфере связи (Россвязьнадзор)	125375, г. Москва, ул. Тверская, д. 7	зам. руководителя
ОАО «Центральный телеграф»	Россия, 125375, г. Москва, Тверская ул., д. 7	Член совета директоров
ОАО «ЮТК»	Россия, 350000, г. Краснодар, ул. Карасунская, 66	Член совета директоров
ОАО «Уралсвязьинформ»	Россия, 620014, г. Екатеринбург, ул. Московская, 11	Член совета директоров
ОАО «Гипросвязь»	Росссия,123298, г. Москва, ул. 3-я Хорошевская, д.11	Член совета директоров
ОАО «Ростелеком»	Россия, 127091, г.Москва, ул. Делегатская д.5	Член Совета директоров

Доля в уставном капитале эмитента: ***доли не имеет***

Доля обыкновенных акций эмитента: ***доли не имеет***

Доли обыкновенных акций эмитента, в которые могут быть конвертированы принадлежащие ему ценные бумаги, конвертируемые в обыкновенные акции, в процентах от общего количества размещенных обыкновенных акций и количества обыкновенных акций, в которые могут быть конвертированы ценные бумаги, конвертируемые в обыкновенные акции эмитента: ***доли не имеет***

Кузнецов Сергей Иванович

Занимаемая должность в эмитенте: ***председатель совета директоров***

Занимаемые должности в других организациях:

Наименование организации	Место нахождения организации	Занимаемая должность
ОАО «Связьинвест»	Россия, 119121, г. Москва, ул. Плющиха, д.55, строение 2	первый заместитель генерального директора, член правления
ОАО «Ростелеком»	Россия, 127091, г.Москва, ул. Делегатская д.5	Член совета директоров
ОАО «ЦентрТелеком»	Россия, 141400, г. Химки, Московской области, ул. Пролетарская д.23	Член Совета директоров
ОАО «ВолгаТелеком»	Россия, 603000, г. Нижний Новгород, пл. М.Горького, Дом Связи	Член Совета директоров
ОАО «ЮТК»	Россия, 350000, г. Краснодар, ул. Карасунская, 66	председатель совета директоров
ОАО «Уралсвязьинформ»	Россия, 620014, г. Екатеринбург, ул. Московская, 11	председатель совета директоров
ОАО «Сибирьтелеком»	630099, г. Новосибирск, ул. М. Горького, 53	председатель совета директоров
ОАО «Центральный телеграф»	Россия, 125375, г. Москва, Тверская ул., д. 7	председатель совета директоров

Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***
Доли обыкновенных акций эмитента, в которые могут быть конвертированы принадлежащие ему ценные бумаги, конвертируемые в обыкновенные акции, в процентах от общего количества размещенных обыкновенных акций и количества обыкновенных акций, в которые могут быть конвертированы ценные бумаги, конвертируемые в обыкновенные акции эмитента: ***доли не имеет***

Орлов Сергей Александрович

Занимаемая должность в эмитенте: ***член совета директоров***

Занимаемые должности в других организациях:

Наименование организации	Место нахождения организации	Занимаемая должность
Международная организация космической связи «Интерспутник»	121099, Москва, 2-ой Смоленский пер., 1/4	заместитель директора Департамента правового обеспечения и международного сотрудничества
ОАО «СЗТ»	191186, Санкт-Петербург, ул. Гороховая, 14/26 (Большая Морская, 26)	член правления

Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***
Доли обыкновенных акций эмитента, в которые могут быть конвертированы принадлежащие ему ценные бумаги, конвертируемые в обыкновенные акции, в процентах от общего количества размещенных обыкновенных акций и количества обыкновенных акций, в которые могут быть конвертированы ценные бумаги, конвертируемые в обыкновенные акции эмитента: ***доли не имеет***

Филиппова Надежда Валентиновна

Занимаемая должность в эмитенте: ***член совета директоров***

Занимаемые должности в других организациях:

Наименование организации	Место нахождения организации	Занимаемая должность
ЗАО «Внешторгбанк» - розничные услуги	127006, г.Москва, ул.Долгоруковская, 5, стр.1	Вице-президент, начальник управления персонала и корпоративного развития
ОАО "Центральный телеграф"	Россия, 125375, г. Москва, Тверская ул., д. 7	член правления

Доля в уставном капитале эмитента: ***доли не имеет***

Доля обыкновенных акций эмитента: ***доли не имеет***

Доли обыкновенных акций эмитента, в которые могут быть конвертированы принадлежащие ему ценные бумаги, конвертируемые в обыкновенные акции, в процентах от общего количества размещенных обыкновенных акций и количества обыкновенных акций, в которые могут быть конвертированы ценные бумаги, конвертируемые в обыкновенные акции эмитента: ***доли не имеет***

Репин Игорь Николаевич

Занимаемая должность в эмитенте: ***член совета директоров***

Занимаемые должности в других организациях:

Наименование организации	Место нахождения организации	Занимаемая должность
Ассоциация по защите прав инвесторов	Россия, г. Москва, Бригадирский пер. д. 6, стр. 1	заместитель исполнительного директора
ОАО "Сибирьтелеком"	630099, г. Новосибирск, ул. М. Горького, 53	Член Совета директоров
Открытое акционерное общество «Ульяновский авиационный промышленный комплекс "Авиастар"	432072, г.Ульяновск, пр.Антонова, 1	член Совета директоров
Открытое акционерное общество "Владимирэнерго"	Россия, 600016, г. Владимир, ул. Большая Нижегородская, 106	член Совета директоров
Открытое акционерное общество "Владимирская генерирующая компания"	690016, г.Владимир, ул.Большая Нижегородская, 108	член Совета директоров
Открытое акционерное общество "Пензенская генерирующая компания"	440022, г.Пенза, ул.Новочеркасская, 1	член Совета директоров
Открытое акционерное общество "Владимирэнергоремонт"	600016, г.Владимир, ул.Большая Нижегородская, 108а	член Совета директоров
Открытое акционерное общество "Пензаэнерго"	440629, г.Пенза, ул.Пушкина, д.1/2	член Совета директоров

Доля в уставном капитале эмитента: ***доли не имеет***

Доля обыкновенных акций эмитента: ***доли не имеет***

Доли обыкновенных акций эмитента, в которые могут быть конвертированы принадлежащие ему ценные бумаги, конвертируемые в обыкновенные акции, в процентах от общего количества размещенных обыкновенных акций и количества обыкновенных акций, в которые могут быть конвертированы ценные бумаги, конвертируемые в обыкновенные акции эмитента: ***доли не имеет***

Кобищанов Михаил Юрьевич

Занимаемая должность в эмитенте: ***член совета директоров***

Занимаемые должности в других организациях:

Наименование организации	Место нахождения организации	Занимаемая должность
ЗАО «Первая корпорация национального развития «ФНРС»	г.Москва, 1-й Хвостов пер., д.3а, стр.21	советник по макроэкономическим вопросам

Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***
Доли обыкновенных акций эмитента, в которые могут быть конвертированы принадлежащие ему ценные бумаги, конвертируемые в обыкновенные акции, в процентах от общего количества размещенных обыкновенных акций и количества обыкновенных акций, в которые могут быть конвертированы ценные бумаги, конвертируемые в обыкновенные акции эмитента: ***доли не имеет***

Жан-Луи Тови (Jean-Louis Tauvy)

Занимаемая должность в эмитенте: ***член совета директоров***

Занимаемые должности в других организациях:

Наименование организации	Место нахождения организации	Занимаемая должность
MULTEK (Франция)	119180, г.Москва, ул.Б.Якиманка, д.1	финансовый советник западных инвестиционных фондов

Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***
Доли обыкновенных акций эмитента, в которые могут быть конвертированы принадлежащие ему ценные бумаги, конвертируемые в обыкновенные акции, в процентах от общего количества размещенных обыкновенных акций и количества обыкновенных акций, в которые могут быть конвертированы ценные бумаги, конвертируемые в обыкновенные акции эмитента: ***доли не имеет***

в) члены коллегиального исполнительного органа акционерного общества - эмитента:

Колпаков Антон Юрьевич

Занимаемая должность в эмитенте: ***член Правления, заместитель генерального директора - директор по развитию бизнеса***

Занимаемые должности в других организациях:

Наименование организации	Место нахождения организации	Занимаемая должность
ЗАО «АКОС»	г.Владивосток. ул.Союзная, 28	Член Правления

Доля в уставном капитале эмитента: ***0,0004%***
Доля обыкновенных акций эмитента: ***0,0006%***
Доли обыкновенных акций эмитента, в которые могут быть конвертированы принадлежащие ему ценные бумаги, конвертируемые в обыкновенные акции, в процентах от общего количества размещенных обыкновенных акций и количества обыкновенных акций, в которые могут быть конвертированы ценные бумаги, конвертируемые в обыкновенные акции эмитента: ***доли не имеет***

Максименка Николай Анатольевич

Занимаемая должность в эмитенте: ***член Правления, заместитель генерального директора директор Приморского филиала***

Занимаемые должности в других организациях:

Наименование организации	Место нахождения организации	Занимаемая должность
ЗАО «Акос»	г.Владивосток. ул.Союзная, 28	Член Совета директоров
ЗАО «ТелеРоссВладивосток»	690099, г. Владивосток, пр. Комарова, 36	Член Совета директоров

Доля в уставном капитале эмитента: ***0,0174%***
Доля обыкновенных акций эмитента: ***0,0199%***
Доли обыкновенных акций эмитента, в которые могут быть конвертированы принадлежащие ему ценные бумаги, конвертируемые в обыкновенные акции, в процентах от общего количества размещенных обыкновенных акций и количества обыкновенных акций, в которые могут быть конвертированы ценные бумаги, конвертируемые в обыкновенные акции эмитента: ***доли не имеет***

Степанов Евгений Борисович

Занимаемая должность в эмитенте: ***член Правления, заместитель генерального директора - директор по управлению персоналом***

Занимаемые должности в других организациях:

Наименование организации	Место нахождения организации	Занимаемая должность
ЗАО «Сахалинугольтелеком»	693000, г.Южно-Сахалинск, ул.К.Маркса, 32	Член Совета директоров

Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***
Доли обыкновенных акций эмитента, в которые могут быть конвертированы принадлежащие им ценные бумаги, конвертируемые в обыкновенные акции, в процентах от общего количества размещенных обыкновенных акций и количества обыкновенных акций, в которые могут быть конвертированы ценные бумаги, конвертируемые в обыкновенные акции эмитента: ***доли не имеет***

Ганеева Алла Альбертовна

Занимаемая должность в эмитенте: ***член Правления***

Занимаемые должности в других организациях:

Наименование организации	Место нахождения организации	Занимаемая должность
ОАО "Связьинвест"	Россия, 119121, г. Москва, ул. Плющиха, д.55, строение 2	начальник отдела эксплуатации Департамента электрической связи
ОАО "ВолгаТелеком"	Россия, 603000, г. Нижний Новгород, пл. М.Горького, Дом Связи	член правления
ЗАО "Новоком"	630099, г. Новосибирск, ул. Октябрьская, 17	член ревизионной комиссии

Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***
Доли обыкновенных акций эмитента, в которые могут быть конвертированы принадлежащие ему ценные бумаги, конвертируемые в обыкновенные акции, в процентах от общего количества размещенных обыкновенных акций и количества обыкновенных акций, в которые могут быть конвертированы ценные бумаги, конвертируемые в обыкновенные акции эмитента: ***доли не имеет***

Добровольский Виталий Иванович

Занимаемая должность в эмитенте: ***член Правления, заместитель генерального директора - директор по безопасности и режиму секретности***

Занимаемые должности в других организациях: ***нет***

Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***
Доли обыкновенных акций эмитента, в которые могут быть конвертированы принадлежащие ему ценные бумаги, конвертируемые в обыкновенные акции, в процентах от общего количества размещенных обыкновенных акций и количества обыкновенных акций, в которые могут быть конвертированы ценные бумаги, конвертируемые в обыкновенные акции эмитента: ***доли не имеет***

Фролов Сергей Николаевич

Занимаемая должность в эмитенте: ***член Правления, заместитель генерального директора - директор по экономике и финансам***

Занимаемые должности в других организациях: ***нет***

Доля в уставном капитале эмитента: ***0,0030%***
Доля обыкновенных акций эмитента: ***0,0039%***
Доли обыкновенных акций эмитента, в которые могут быть конвертированы принадлежащие ему ценные бумаги, конвертируемые в обыкновенные акции, в процентах от общего количества размещенных обыкновенных акций и количества обыкновенных акций, в которые могут быть конвертированы ценные бумаги, конвертируемые в обыкновенные акции эмитента: ***доли не имеет***

Утина Наталья Петровна

Занимаемая должность в эмитенте: ***член Правления***

Занимаемые должности в других организациях:

Наименование организации	Место нахождения организации	Занимаемая должность
ОАО "СЗТ"	191186, Санкт-Петербург, ул. Гороховая, 14/26 (Большая Морская, 26)	член ревизионной комиссии
ОАО «Связьинвест»	Россия, 119121, г. Москва, ул. Плющиха, д.55, строение 2	начальник отдела экономики инвестиционных проектов Департамента экономического планирования и бюджетирования

Доля в уставном капитале эмитента: ***доли не имеет***
Доля обыкновенных акций эмитента: ***доли не имеет***
Доли обыкновенных акций эмитента, в которые могут быть конвертированы принадлежащие ему ценные бумаги, конвертируемые в обыкновенные акции, в процентах от общего количества размещенных обыкновенных акций и количества обыкновенных акций, в которые могут быть конвертированы ценные бумаги, конвертируемые в обыкновенные акции эмитента: ***доли не имеет***

Алексеев Антон Алексеевич

Занимаемая должность в эмитенте: ***генеральный директор, председатель правления***

Занимаемые должности в других организациях:

Наименование организации	Место нахождения организации	Занимаемая должность
Некоммерческое партнерство «Центр исследования проблем развития телекоммуникаций»	119121, г. Москва, ул. Плющиха, д. 55, стр. 2	член совета партнерства
ОАО «Информационные технологии связи»	119121, г. Москва, ул. Плющиха, д. 55, стр. 2	член совета директоров

Доля в уставном капитале эмитента: ***0,0132%***
Доля обыкновенных акций эмитента: ***доли не имеет***

Доли обыкновенных акций эмитента, в которые могут быть конвертированы принадлежащие ему ценные бумаги, конвертируемые в обыкновенные акции, в процентах от общего количества размещенных обыкновенных акций и количества обыкновенных акций, в которые могут быть конвертированы ценные бумаги, конвертируемые в обыкновенные акции эмитента: ***доли не имеет***

г) лицо, занимающее должность (осуществляющее функции) единоличного исполнительного органа акционерного общества - эмитента:

Алексеев Антон Алексеевич

Занимаемая должность в эмитенте: ***генеральный директор, председатель правления***

Занимаемые должности в других организациях:

Наименование организации	Место нахождения организации	Занимаемая должность
Некоммерческое партнерство «Центр исследования проблем развития телекоммуникаций»	119121, г. Москва, ул. Плющиха, д. 55, стр. 2	член совета партнерства
ОАО «Информационные технологии связи»	119121, г. Москва, ул. Плющиха, д. 55, стр. 2	член совета директоров

Доля в уставном капитале эмитента: ***0,0132%***

Доля обыкновенных акций эмитента: ***доли не имеет***

Доли обыкновенных акций эмитента, в которые могут быть конвертированы принадлежащие ему ценные бумаги, конвертируемые в обыкновенные акции, в процентах от общего количества размещенных обыкновенных акций и количества обыкновенных акций, в которые могут быть конвертированы ценные бумаги, конвертируемые в обыкновенные акции эмитента: ***доли не имеет***

IV-1

Summary of Statement regarding information that can influence materially on OJSC Far-Eastern Telecommunication Company's securities value "Admission of Issuer's securities to listing and Delisting of Issuer's securities"

26.01.2006

The Statement provides information about listing on Freiverkehr of Frankfurt Stock Exchange of OJSC Far-Eastern Telecommunication Company's level 1 ADRs listed on the basis the OJSC Far-Eastern Telecommunication Company's ordinary shares.

IV-2

Summary of Statement regarding information that can influence materially on OJSC Far-Eastern Telecommunication Company's securities value "Admission of Issuer's securities to listing and Delisting of Issuer's securities"

11.07.2006

The Statement provides information about allowing OJSC Far-Eastern Telecommunication Company's interest bearing certified nonconvertible bearer bonds with obligatory centralized storage (issue D1, State registration number of issue - 4-09-30166-F, registered on July 18, 2003) to trade on Nonprofit Partnership "Russian Trading System" without listing.

IV-3

Summary of Statement regarding information that can influence materially on OJSC Far-Eastern Telecommunication Company's securities value "Admission of Issuer's securities to listing and Delisting of Issuer's securities"

26.06.2006

The Statement provides information about listing of 2,000,000 OJSC Far-Eastern Telecommunication Company's interest bearing certified nonconvertible bearer bonds with obligatory centralized storage (issue D2, State registration number of issue - 4-10-30166-F, registered on May 4, 2006) on Closed Joint Stock Company "Moscow Interbank Currency Exchange".

IV-4

Summary of Statement regarding information that can influence materially on OJSC Far-Eastern Telecommunication Company's securities value "Admission of Issuer's securities to listing and Delisting of Issuer's securities"

26.06.2006

The Statement provides information about listing of 1,500,000 OJSC Far-Eastern Telecommunication Company's interest bearing certified nonconvertible bearer bonds with obligatory centralized storage (issue D3, State registration number of issue 4-11-30166-F, registered on May 4, 2006) on Closed Joint Stock Company "Moscow Interbank Currency Exchange".

IV - 5

Summary of Statement regarding information that can influence materially on OJSC Far-Eastern Telecommunication Company's securities value "Decisions adopted by the Board of Directors"

17.02.2006

The Statement provides information about the decision of the OJSC Far-Eastern Telecommunication Company's Board of Directors adopted on February 15, 2006 concerning approval of OJSC Joint Registration Company as OJSC Far-Eastern Telecommunication Company's registrar provided merger of CJSC "Registrar-communication" with and into OJSC Joint Registration Company that is the successor of CJSC "Registrar-communication".

IV - 6

Summary of Statement regarding information that can influence materially on OJSC Far-Eastern Telecommunication Company's securities value "Disclosure of Quarterly/Annual financial statements or Quarterly/Annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) or US GAAP"

04.08.2005

The Statement provides information about disclosure by OJSC Far-Eastern Telecommunication Company of the 2004 Annual Consolidated financial statements in accordance with IFRS audited by Ernst & Young:

IV-7

Summary of Statement regarding information that can influence materially on OJSC Far-Eastern Telecommunication Company's securities value "Disclosure of Quarterly/Annual financial statements or Quarterly/Annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) or US GAAP"

12.10.2005

The Statement provides information about disclosure by OJSC Far-Eastern Telecommunication Company of the H1 2005 Consolidated financial statements in accordance with IFRS audited by Ernst & Young:

IV-8

Summary of Statement regarding information that can influence materially on OJSC Far-Eastern Telecommunication Company's securities value "Decisions adopted by the Board of Directors"

07.07.2005

The Statement provides information about the decision of the OJSC Far-Eastern Telecommunication Company's Board of Directors adopted on July 5, 2005 concerning appointment of the members of the OJSC Far-Eastern Telecommunication Company's Board of Directors.

IV-9

Summary of Statement regarding information that can influence materially on OJSC Far-Eastern Telecommunication Company's securities value "Decisions adopted by the Board of Directors"

15.07.2005

The Statement provides information about the decision of the OJSC Far-Eastern Telecommunication Company's Board of Directors adopted on July 5, 2005 concerning dismissal of the OJSC Far-Eastern Telecommunication Company's Board of Directors.

Summary of Statement regarding information that can influence materially on OJSC Far-Eastern Telecommunication Company's securities value "Decisions adopted by the Board of Directors"

10.10.2005

The Statement provides information about the decision of the OJSC Far-Eastern Telecommunication Company's Board of Directors adopted on October 6, 2005 concerning dismissal of Ilchenko V.L. from the OJSC Far-Eastern Telecommunication Company's Board of the Directors and appointment of Kolpakova A.J. as a member of the OJSC Far-Eastern Telecommunication Company's Board of the Directors.

IV-11

Summary of Statement regarding information that can influence materially on OJSC Far-Eastern Telecommunication Company's securities value "Decisions adopted by the Board of Directors"

17.02.2006

The Statement provides information about the decision of the OJSC **Far-Eastern** Telecommunication Company's Board of Directors adopted on February 15, 2006 concerning dismissal of Voloshin K.G., Mamontov O.V., Kartashov A.D from the OJSC Far-Eastern Telecommunication Company's Board of the Directors and appointment of Frolov S.N., Maksimenko N.A. as members of the OJSC Far-Eastern Telecommunication Company's Board of the Directors.

RECEIVED
2007 JAN 19 A 10:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Summary of Statement regarding information that can influence materially on OJSC Far-Eastern Telecommunication Company's securities value "Decisions adopted by the Board of Directors"

02.02.2005

The Statement provides information about the decision of the OJSC Far-Eastern Telecommunication Company's Board of Directors adopted on February 1, 2005 concerning:

a. Appointment of the OJSC Far-Eastern Telecommunication Company's General Director;
b. Dismissal of Zabolotsky I.V. from the OJSC Far-Eastern Telecommunication Company's Board of the Directors and appointment of Alekseev A.A. as a member of the OJSC Far-Eastern Telecommunication Company's Board of the Directors.

Summary of Statement regarding information that can influence materially on OJSC Far-Eastern Telecommunication Company's securities value "Decisions adopted by the Board of Directors"

05.03.2005

The Statement provides information about the decision of the OJSC Far-Eastern Telecommunication Company's Board of Directors adopted on March 4, 2005 concerning approval the proposal by shareholders to include the following questions to the agenda:

a. To amend the OJSC Far-Eastern Telecommunication Company's Charter concerning the aggregate amount of dividends paid on preferred shares type "A" that should be 10% of net income at year-end;
b. To amend the OJSC Far-Eastern Telecommunication Company's Regulations on General Shareholders' Meeting.

IV-14

Summary of Statement regarding information that can influence materially on OJSC Far-Eastern Telecommunication Company's securities value
"Decisions adopted by the Board of Directors"

06.05.2006

The Statement provides information about the decision of the OJSC Far-Eastern Telecommunication Company's Board of Directors adopted on May 4, 2006 concerning:

a. Approval of the 2005 Annual Stockholder's Meeting location;
b. Approval of the 2005 Annual Stockholder's Meeting date;
c. Approval of the 2005 Annual Stockholder's Meeting agenda;
d. Giving recommendations to the Annual Stockholder's Meeting regarding dividend distribution.

IV-15

Summary of Statement regarding information that can influence materially on OJSC Far-Eastern Telecommunication Company's securities value "Modification of shareholder's stake in the Issue's Charter capital"

07.06.2006

The Statement provides information about

a. Increase of The General Director's stake in the OJSC Far-Eastern Telecommunication Company's Charter capital from 0,0079% to 0,0142%;
b. Increase of The Finance Director's stake in the OJSC Far-Eastern Telecommunication Company's Charter capital from 0% to 0,0047%;
c. Decrease of the General Director's Principal Deputy stake in the OJSC Far-Eastern Telecommunication Company's Charter capital from 0,03% to 0%.

The date of decrease is June 7, 2006.

IV-16

Summary of Statement regarding information that can influence materially on OJSC Far-Eastern Telecommunication Company's securities value "About revealed material mistakes in the financial statements previously made public"

09.02.2005

The Statement provides information about calling OJSC Far-Eastern Telecommunication Company to tax evasion responsibility by Interregional Department of Federal Inspection of Taxation. OJSC Far-Eastern Telecommunication Company is going to maintain its rights in court.

IV-17

Summary of Statement regarding information that can influence materially on OJSC Far-Eastern Telecommunication Company's securities value "Acquisition of shareholdings in other profit making organizations"

09.06.2005

The Statement provides information about acquiring of 100% shares in CJSC "Integrator.ru" by OJSC Far-Eastern Telecommunication Company.

The date of acquisition is May 31, 2005.

Summary of Statement regarding information that can influence materially on OJSC Far-Eastern Telecommunication Company's securities value "Acquisition of shareholdings in other profit making organizations"

10.08.2005

The Statement provides information about acquiring of 100% shares in CJSC "Sakhalinugol-Telecom" by OJSC Far-Eastern Telecommunication Company.

The date of acquisition is July 29, 2005.

IV-19

Summary of Statement regarding information that can influence materially on OJSC Far-Eastern Telecommunication Company's securities value "Modification of Issuer's participation interest in other profit making organizations"

13.10.2005

The Statement provides information about decrease of OJSC Far-Eastern Telecommunication Company's participation interest in LLC "Primorskoe Commercial Television" from 10% to 0%.

The date of decrease is October 13, 2005.

IV-20

Summary of Statement regarding information that can influence materially on OJSC Far-Eastern Telecommunication Company's securities value "Decisions adopted by the Board of Directors"

14.05.2005

The Statement provides information about the decision of the OJSC Far-Eastern Telecommunication Company's Board of Directors adopted on May 12, 2005 concerning:

a. Approval of the 2004 Annual Stockholder's Meeting agenda;
b. Approval of the list of information to be furnished to shareholders prior to the 2004 Annual Stockholder's Meeting;
c. Approval of the notification about the 2004 Annual Stockholder's Meeting;
d. Advanced approval of the 2004 Annual Report;
e. Giving recommendations to the Annual Stockholder's Meeting regarding dividend distribution;
f. Giving recommendations to the Annual Stockholder's Meeting regarding OJSC Far-Eastern Telecommunication Company's auditor;
g. Giving recommendations to the Annual Stockholder's Meeting regarding remuneration to the members of the Board of Directors.

Summary of Statement regarding information that can influence materially on OJSC Far-Eastern Telecommunication Company's securities value "Acquisition of participation interest in other profit making organizations"

14.04.2005

The Statement provides information about acquiring of 100% participation interest in LLC "Wireless Information Technology" by OJSC Far-Eastern Telecommunication Company.

The date of acquisition is April 14, 2005.

IV-22

Summary of Statement regarding information that can influence materially on OJSC Far-Eastern Telecommunication Company's securities value "Decisions adopted by the Board of Directors"

18.04.2005

The Statement provides information about the decision of the OJSC Far-Eastern Telecommunication Company's Board of Directors adopted on April 15, 2005 concerning:

a. Calling the OJSC Far-Eastern Telecommunication Company's Annual Shareholder's Meeting on June 14, 2005;
b. Adoption of the Annual Shareholder's Meeting location;
c. Adoption of the Annual Shareholder's Meeting date;
d. Adoption of the date of making a list of participants.

Summary of Statement regarding information that can influence materially on OJSC Far-Eastern Telecommunication Company's securities value "Modification of shareholder's stake in the Issue's Charter capital"

19.05.2005

The Statement provides information about decrease of shareholder's stake in the OJSC Far-Eastern Telecommunication Company's Charter capital from 0,00696% to 0%.

The date of decrease is May 18, 2005.

IV-24

Summary of Statement regarding information that can influence materially on OJSC Far-Eastern Telecommunication Company's securities value "Modification of shareholder's stake in the Issue's Charter capital"

19.05.2005

The Statement provides information about decrease of shareholder's stake in the OJSC Far-Eastern Telecommunication Company's Charter capital from 0,01469% to 0,00679%.

The date of decrease is May 18, 2005.

IV-25

Summary of Statement regarding information that can influence materially on OJSC Far-Eastern Telecommunication Company's securities value "Modification of shareholder's stake in the Issue's Charter capital"

27.04.2005

The Statement provides information about

a. increase of the General Director's stake in the OJSC Far-Eastern Telecommunication Company's Charter capital from 0% to 0,0079%.

b. increase of a Deputy General Director's stake in the OJSC Far-Eastern Telecommunication Company's Charter capital from 0,013% to 0,017%

The date of decrease is April 27, 2005.

Summary of Statement regarding information that can influence materially on OJSC Far-Eastern Telecommunication Company's securities value "Modification of Issuer's shareholdings in other profit making organizations"

28.02.2005

The Statement provides information about decrease of OJSC Far-Eastern Telecommunication Company's shareholdings in OJSC "Dal Telecom International " from

6,45% of common shares to 0%.

6,45% of preferred shares to 0%

The date of decrease is February 24, 2005.

IV-27

Summary of Statement regarding information that can influence materially on OJSC Far-Eastern Telecommunication Company's securities value "Modification of Issuer's shareholdings in other profit making organizations"

28.06.2006

The Statement provides information about increase of OJSC Far-Eastern Telecommunication Company's shareholdings in OJSC "A-svyaz " from 7,24% of common shares to 89,24%.

The date of decrease is June 23, 2006.

IV - 28

Summary of Statement regarding information that can influence materially on OJSC Far-Eastern Telecommunication Company's securities value
"Admission of Issuer's securities to listing and Delisting of Issuer's securities"

31.01.2005

The Statement provides information about listing in quotation list "B" of Moscow Interbank Currency Exchange CJSC of OJSC Far-Eastern Telecommunication Company's ordinary and preferred shares.

Trade of OJSC Far-Eastern Telecommunication Company's interest bearing certified nonconvertible bearer bonds with obligatory centralized storage (issue D1) is allowed on Moscow Interbank Currency Exchange CJSC without listing.

V-1

Amendments and Additions to the Regulation on the Auditing Committee of OJSC Dalsvyaz

№	Section of Regulation	Existing Wording	Proposed Wording	Notes
1.	Art.3, cl.3.2	3.2. When the identified violations in the activities of the Company pose a threat to its interests, the Auditing Committee shall have the right: 3.2.1. to demand the convention of meetings of the Management Board, Board of Directors, an extraordinary General Shareholders' Meeting to resolve issues within the competence of these management bodies of the Company; 3.2.2. The Auditing Committee shall also have the right to demand the convention of an extraordinary General Shareholders' Meeting on other grounds provided by the legislation, the Company's Charter and this Regulation; 3.2.3. The procedure for convening meetings of the Management Board, Board of Directors, an extraordinary General Shareholders' Meeting on demand of the Auditing Committee shall be determined by the existing legislation and the regulation on the relevant management body of the Company. In the event that such procedure is not determined, the meeting shall be held within reasonable time upon making the demand.	3.2. The Auditing Committee shall have the right to demand the convention of meetings of the Management Board, Board of Directors, an extraordinary General Shareholders' Meeting to resolve issues within the competence of these management bodies of the Company. **The Auditing Committee of the Company may apply to the Audit Committee of the Board of Directors with a proposal to consider any issue within the competence of the Audit Committee.** The procedure for convening meetings of the Management Board, Board of Directors, an extraordinary General Shareholders' Meeting, **Audit Committee of the Board of Directors** on demand **or on application** of the Auditing Committee shall be determined by the existing legislation, the Company's Charter and the regulation on the relevant management body of the Company. In the event that such procedure is not determined, the meeting shall be held within reasonable time upon making the demand **or upon application** by the Auditing Committee.	It established the right of the Auditing Committee to apply to the Audit Committee with a proposal to consider any issue within the competence of the Audit Committee (complies with the existing regulations on the Audit Committee).
2.	Art.3, cl.3.6	3.6. The Auditing Committee, when identifying instances of violations on issues within its competence, shall be entitled to enlist the assistance of outside specialists in its activities (individuals and legal entities).	3.6. The Auditing Committee, shall be entitled to enlist the assistance of outside specialists (individuals and legal entities) in the audits performed in the manner set forth in cl.5.4 hereof.	Editing.
3.	Art.4, cl.4.1.4	4.1.4. To perform a mandatory audit of the financial and economic activity of the company based on the year-end operating results and submit its report to the Board of Directors not later than two weeks prior to the date of preliminary approval of the Company's annual report by the Board of Directors.	4.1.4. To perform a mandatory audit of the financial and economic activity of the company based on the year-end operating results and submit its report to the Board of Directors not later than **14 working days** prior to the date of preliminary approval of the Company's annual report by the Board of Directors.	The time of submitting the report is brought into line with the Charter (14 working days).

4.	Art.5, cl.5.1.3	5.1.3. When electing the Chairman of the Auditing Committee all members of the Auditing Committee shall participate in the voting, including the person whose candidacy is put to the vote.	Delete.	The first part of the sentence is in inconsistent with cl.5.1.1 providing that the Chairman shall be elected by a majority vote of the members of the Auditing Committee participating in the meeting. The second part makes no sense, since cl.5.1.1. contains no restrictions on the participation in voting on said issue.
5.	Art.5, cl.5.1.4	5.1.4. The Chairman of the Auditing Committee shall present the Work Plan of the Auditing Committee, assign duties among its members and supervise their work. The Chairman's instruction on organizational issues (incl. on the need for and times of performing an audit of the financial and economic activity of the Company) shall be binding on the members of the Auditing Committee. The Chairman shall not have the right to influence the conclusions of a member of the Auditing Committee which are drawn based on the audit results.	The Chairman of the Auditing Committee of the Company shall organize its work, convene and preside over meetings of the Auditing Committee and organize the taking of minutes at the meetings.	The first paragraph is worded by analogy with the Regulation on the Board of Directors. The second paragraph is deleted, since from the Chairman's organizing function it follows that his instructions are binding and the decision on the need for an audit is made at the meeting of the Auditing Committee. The third paragraph is deleted, since cl. 5.5.4. provides for the opportunity for the dissenting members of the Auditing Committee to set out their position in writing
6.	Art.5, cl. 5.2.4	5.2.4. Minutes shall be kept at the meeting of the Auditing Committee. In the absence of the Secretary of the Auditing Committee at the meeting his substitute shall be appointed by a majority vote of the members of Auditing Committee attending the meeting. The minutes shall be signed by all participants of the meeting.	Minutes shall be taken at the meeting of the Auditing Committee. In the absence of the **Chairman and/or** Secretary of the Auditing Committee at the meeting **their substitutes** shall be appointed by a majority vote of the members of Auditing Committee attending the meeting. **The minutes shall be signed by the Chairperson of the meeting.**	We suggest conferring the function of signing the minutes only on the Chairman and Secretary.
7.	Art.5, cl.5.4.1	5.4.1. The Board of Directors as well as any member of the Auditing Committee shall be entitled at any time to approach the Chairman of the	5.4.1. The Board of Directors as well as any member of the Auditing Committee shall be entitled at any time to approach the Chairman of the Auditing Committee with a	The competence of the Auditing Committee with respect to the enlistment of

		Auditing Committee with a proposal for enlisting the assistance of outside specialists in the audit. The decision on enlisting the assistance of outside specialists shall be adopted at the meeting of the Auditing Committee.	proposal for enlisting the assistance of outside specialists in the audit. The decision on the **need** for enlisting the assistance of outside specialists shall be adopted at the meeting of the Auditing Committee.	outside specialists is more precisely defined. The Auditing Committee may not independently make a decision on the enlistment of specialists on a paid basis.
8.	Art.5, cl.5.4.2	5.4.2. If enlistment of outside specialists is possible only on a paid basis, it shall be effected by prior agreement with the Board of Directors of the Company. The Board of Directors in its resolution shall determine the payment procedure and other material terms of the participation of outside specialists in the audit performed by the Auditing Committee.	5.4.2. If enlistment of outside specialists is possible only on a paid basis, it shall be effected by prior agreement with the Board of Directors of the Company. The Board of Directors in its resolution shall determine the payment procedure and other material terms of the participation of outside specialists in the audit performed by the Auditing Committee. **The contract with an enlisted specialist on the terms set forth by the Board of Directors shall be concluded on behalf of the Company by Director General of the Company**	Ambiguity is removed as to who concludes the contract with enlisted specialists on behalf of the Company.
9.	Art.5, cl.5.4.3	Non-existent	**The enlisted specialists shall be obliged not to disclose confidential information (to maintain trade secrets), learned by them when performing the audit.**	The obligation of enlisted specialists not to disclose particular information is added to the clause.
10	Art.5, cl.5.5.5	5.5.5. The report shall be prepared in three copies to be sent to the following addresses: - Board of Directors of the Company; - Director General of the Company; One copy is kept in the files of the Auditing Committee.	5.5.5. The report shall be prepared not later than 10 days upon completion of the audit. Within five days upon preparation, the report of the Auditing Committee shall be notified to the Board of Directors, Director General of the Company as well as the initiator of the audit if it was a shareholder of the Company	Editing.
11	Art.5, cl.5.5.6	5.5.6. If the initiator of the audit is a shareholder or a group of shareholders, the report shall be prepared in four copies, one of which is sent to his address. In other cases, the interested persons may familiarize themselves with the reports of the Auditing Committee in the manner provided by article 41 of the Law "On Joint Stock Companies".	Delete	Editing.
12	Art.5, cl.5.5.7	5.5.7. The report of the Auditing Committee shall be formed not later than 10 days upon completion of the audit and shall be the official opinion of the Auditing Committee on the audited issues. The	Delete	Editing

		report shall be notified to the interested parties within five days upon preparation.		
13	Art.6, cl.6.2	6.2. Reports of the Auditing Committee shall be kept at the location of the management body or in any other place known and accessible to the shareholders and other interested persons.	6.2. Reports of the Auditing Committee shall be kept at the location of the management body.	The clause is brought into line with art. 89 of the Federal Law "On Joint Stock Companies"
14	Art.7, cl.7.4 last par.	For the quarter in which reelection of the Auditing Committee was held, remuneration to a member of the Auditing Committee shall be paid in proportion to the time worked in the quarter.	For the quarter in which reelection of the Auditing Committee was held or withdrawal of individual members of the Auditing Committee took place in the manner provided by clause 8 hereof, remuneration to a member of the Auditing Committee shall be paid in proportion to the time worked in the quarter.	Editing
15	Art.9, cl.9.2	9.2. Proposals for amendments and additions to the Regulation shall be made in the manner provided by the Charter of the Company for making proposals to the agenda of the General Shareholders' Meeting. Proposals for amendments and additions to the "Remunerations and Compensations to Members of the Auditing Committee" Section hereof may be made only by the Board of Directors of the Company.	Delete	The issue of making amendments and additions to by-laws as provided by the existing charters is introduced to the General Shareholders' Meeting only on the initiative of the Board of Directors of the Company.

The new wording of the Regulation on the Auditing Committee as amended is available on the site: www.dsv.ru

Board of Directors

V-2

Amendments and Additions to the Regulation on the Board of Directors of the Company

№№	Section of Regulation	Existing Wording	Proposed Wording	Comments
1.	Cl. 3.2.12	Non-existent	3.2.12. not to use for personal purposes and not to transfer to third parties the information learned by him on the Company's activity, its securities and transactions therewith, which is not public, and the unlawful use or disclosure of which may substantially affect the market value of the Company's securities.	This provision establishes the obligation of the members of the Board of Directors not to use insider information for personal purposes and not to transfer it to third parties.
2	Cl. 6.5.	6.5. Notice of a meeting of the Board of Directors shall be sent to each member of the Board of Directors along with the necessary documents at least 14 working days prior to the date of the meeting. If under the existing legislation the meeting of the Board of Directors should be held at an earlier date, the time of sending the notice along with the necessary documents shall be reduced. All the above times may also be reduced if the need arises for urgent resolution of any issues, subject to objection by any member of the Board of Directors. Notice of a meeting of the Board of Directors shall be given to the members of the Board of Directors in writing or as may otherwise be convenient to them (including by mail, telegraph, teletype, phone, e-mail or other method of communications) by agreement with the members of the Board of Directors. Notice of the meeting shall contain the information specified in cls.6.4.3.-6.4.8 hereof, as well as indication of the address to which	6.5. Notice of a meeting of the Board of Directors shall be sent to each member of the Board of Directors along with the necessary documents at least 14 working days prior to the date of the meeting. If under the existing legislation the meeting of the Board of Directors should be held at an earlier date, the time of sending the notice along with the necessary documents shall be reduced. All the above times may also be reduced if the need arises for urgent resolution of any issues, subject to objection by any member of the Board of Directors. Notice of a meeting of the Board of Directors shall be given to the members of the Board of Directors in writing or as may otherwise be convenient to them (including by mail, telegraph, teletype, phone, e-mail or other communications) by agreement with the members of the Board of Directors. As the evidence of sending materials to the members of the Board of Directors shall serve –	These provisions establish the types of evidence confirming receipt by a member of the Board of Directors of notice of a meeting of the Board of Directors, as well as introduce and establish the obligation of the Secretary of the Board of Directors to control receipt by the members of the Board of Directors of notices and materials. RECEIVED 2007 JAN 19 A 10:51 OFFICE OF INTERNATIONAL CORPORATE FINANCE

		members of the Board of Directors may send their personal opinions.	the electronic confirmation of reading an email message received by the Secretary of the Board of Directors, the fax log, "sent/received messages" directory, as well as any technical information on the route of an electronic message (including Email Headlines), receipts of courier and mail services, personal signature of a member of the Board of Directors acknowledging receipt of the materials.	
		Should circumstances arise rendering it impossible or difficult to hold the meeting of the Board of Directors in the place and (or) at the time of which members of the Board of Directors were notified, the meeting with the planned agenda may be held in another place and (or) at another time. All members of the Board of Directors shall be notified of changes in the place and (or) time of the meeting of the Board of Directors, providing for the time normally required for them to arrive at such meeting. Notice of said changes shall be given to the members of the Board of Directors in any form guaranteeing receipt thereof by a member of the Board of Directors at his residential or mailing address.	The Secretary of the Board of Directors shall take necessary action to make sure that notification of the members of the Board of Directors and forwarding of the materials to them were performed in the proper manner and at the proper time. Invitation to the meeting of the Board of Directors of Director General of the Company, members of the Management Board of the Company, members of the Auditing Committee of the Company, other officials and employees of the Company, as well as attraction of experts for participation in the meeting shall be effected in the manner giving reasonable and sufficient time for the invitees to prepare for such meeting.	
		Without advance forwarding of notices the first (organizational) meeting of the Board of Directors shall be held on the date of the General Shareholders' Meeting at which the Board of Directors has been elected (provided that the resolution on election of the members of the Board of Directors, as well as the voting results were announced at the General Shareholders' Meeting at which such vote was held).	Notice of the meeting shall contain the information specified in cls.6.4.3.-6.4.8 hereof as well as indication of the address to which members of the Board of Directors may send their personal opinions. Should circumstances arise rendering it impossible or difficult to hold the meeting of the Board of Directors in the place and (or) at the time of which members of the Board of Directors were notified, the meeting with the planned agenda may be held in another place and (or) at another time. All members of the Board of Directors	

			must be notified of changes in the place and (or) time of the meeting of the Board of Directors, allowing for the time normally required for them to arrive at such meeting. Notice of said changes shall be given to the members of the Board of Directors in any form guaranteeing receipt thereof by a member of the Board of Directors at his residential or mailing address. Without advance forwarding of notices the first (organizational) meeting of the Board of Directors shall be held on the date of the General Shareholders' Meeting at which the Board of Directors has been elected (provided that the resolution on election of the members of the Board of Directors, as well as the voting results were announced at the General Shareholders' Meeting at which such vote was held).	
3	Cl. 6.8.	6.8. The Chairman shall announce the written opinion of a member of the Board of Directors absent at the meeting of the Board of Directors prior to the start of voting on the agenda item on which such opinion is submitted. If the opinion received contains the proposal of a draft resolution substantially different from that initially offered for vote, the Secretary of the Board of Directors, prior to execution of the minutes, must familiarize the other members of the Board of Directors with said opinion, suggesting that they express their opinion on it by voting in writing or as may otherwise be convenient to them (including by	6.8. The Chairman shall announce the written opinion of a member of the Board of Directors absent at the meeting of the Board of Directors prior to the start of voting on the agenda item on which such opinion is submitted. If the opinion received contains the proposal of a draft resolution substantially different from that initially offered for vote, the Secretary of the Board of Directors, prior to execution of the minutes, must familiarize the other members of the Board of Directors with said opinion, affording them an opportunity to advise their opinion on it by voting in writing. In the event that a member of the Board of Directors	This provision is introduced on the recommendation of the Corporate Governance Committee of 16.12.2005 in view of the possibility of including in the minutes of a meeting of the Board of Directors of votings on different draft resolutions on the issues of such meeting.

		mail, telegraph, teletype, phone, email or other method of communications).	proposed a draft refining the one originally offered, voting should be held only on the refined draft resolution.	

The new wording of the Regulation on the Board of Directors as amended is posted at:www.dsv.ru

Board of Directors of the Company

V-3

Information on the Candidates for the Board of Directors of OJSC Far East Telecommunications Company

№№	Full Name of Candidate	Number of Shares Held by Candidate	Consented in Writing to be Elected Member of Board of Directors	Candidate for Board of Directors Proposed by: Name of Shareholder
1.	**Alekseev Anton Alekseevich – General Director of OJSC Dalsvyaz**	10 000 privileged Shares	Yes	OJSC Svyazinvest
2.	**Alekseev Mikhail Alekseevich – Adviser to the Minister of Information Technologies and Communications of the RF**	Holds no Shares of the Company	Yes	OJSC Svyazinvest
3.	**Borisova Olga Sergeevna – Back-office specialist of Moscow representation office of Prosperity Capital Management Ltd.**	Holds no Shares of the Company	Yes	Protsvetaniye Holdings Limited
4.	**Branis Aleksandr Markovich – Director of Moscow Representation office of Prosperity Capital Management Ltd**	Holds no Shares of the Company	Yes	Protsvetaniye Holdings Limited
5.	**Degtyaryov Valery Viktorovich – General Director of CJSC Professional Communications (ZAO Professionalnie Kommunikatsii)**	Holds no Shares of the Company	Yes	OJSC Svyazinvest
6.	**Dudchenko Vladimir Vladimirovich – Head of the Analysis Department within Moscow Representation office of NCH Advisors, Inc.**	Holds no Shares of the Company	Yes	Protsvetaniye Holdings Limited
7.	**Erofteyeva Ekaterina Sergeyevna – Deputy Director – Head of OJSC Svyazinvest Economy and Tariff Policy Department**	Holds no Shares of the Company	Yes	OJSC Svyazinvest
8.	**Jean-Louis Tauvy - MULTEK (France) Financial Advisor of Western Funds of the European Companies in the Field of Securities and Real Estate Payability Analysis**	Holds no Shares of the Company	Yes	Kaltchuga Ltd and Kaltchuga Management Limited
9.	**Kobishanov Mikhail Your'evich – Advisor on macroeconomic issues with CJSC Corporation FNDS (ZAO Korporatsiya FNDS)**	Holds no Shares of the Company	Yes	1.Kaltchuga Ltd and Kaltchuga Management Limited 2. Arbat Equity Arbitrage Fund Limited
10.	**Kossarev Sergei Ninelevich – Deputy Head of OJSC Svyazinvest Telecommunications Department**	Holds no Shares of the Company	Yes	OJSC Svyazinvest
11.	**Kuznetzov Sergey Ivanovich – First Deputy General Director of OJSC Svyazinvest**	Holds no Shares of	Yes	OJSC

		the Company		Svyazinvest
12.	**Lepikhov Youry Nikolaevich – Deputy General Director of OJSC Svyazinvest**	Holds no Shares of the Company	Yes	OJSC Svyazinvest
13.	**Lain Olga Vladimirovna – Unit investment trust assets management expert of Prosperity Capital Management PLC.**	Holds no Shares of the Company	Yes	Protsvetaniye Holdings Limited
14.	**Mazalov Ivan Nikolayevich – Director of Moscow Representation office of Prosperity Capital Management Ltd.**	Holds no Shares of the Company	Yes	Protsvetaniye Holdings Limited
15.	**Mikhailov Oleg Mikhailovich – Head of OJSC Svyazinvest Information Department**	Holds no Shares of the Company	Yes	OJSC Svyazinvest
16.	**Novak Tatyana Nikolaevna – Head of OJSC Svyazinvest Corporate Management Department**	Holds no Shares of the Company	Yes	OJSC Svyazinvest
17.	**Repin Igor Nikolaevich – Deputy Chief Executive of The Investor Rights Protection Association**	Holds no Shares of the Company	Yes	Red Hand Investment Limited
18.	**Slizen' Vitaly Aleksandrovich – Head of the Department of State Policy in Information and Communication Technologies of the Ministry of Information Technologies and Communications of the RF**	Holds no Shares of the Company	Yes	OJSC Svyazinvest
19.	**Shevchuk Aleksandr Viktorovich – Expert of the Investor Rights Protection Association**	Holds no Shares of the Company	Yes	Red Hand Investment Limited
20.	**Feoktistova Natalya Vadimovna – Head of OJSC Svyazinvest Legal Department**	Holds no Shares of the Company	Yes	OJSC Svyazinvest
21.	**Filkin Roman Alekseevich – Director of Moscow Representation office of Prosperity Capital Management Ltd.**	Holds no Shares of the Company	Yes	Protsvetaniye Holdings Limited

More detailed information on the candidates which shall be provided to shareholders under the Corporate Governance Code is available on the Company's site at www.dsv.ru

Board of Directors

V-4

Information on the Candidates for the Auditing Committee

№ №	Full Name of Candidate	Number of Shares Held by Candidate	Consented in Writing to be Elected Member of Auditing Committee
1.	Arzhannikova Lyudmila Alexandrovna – Head of the Telecommunications Department of OJSC Svyazinvest	Holds no shares of the Company	Yes
2.	Batmanov Mikhail Vladimirovich – Head of OJSC Svyazinvest Legal Department	Holds no shares of the Company	Yes
3.	Bocharova Svetlana Nikolaevna – Head of OJSC Svyazinvest Accounting Department	Holds no shares of the Company	Yes
4.	Kopjev Alexey Evgenjevich – Senior Expert of OJSC Svyazinvest Internal Audit Department	Holds no shares of the Company	Yes
5.	Koroliova Olga Grigorievna – OJSC Svyazinvest Chief Accountant	Holds no shares of the Company	Yes
6.	Kulikov Denis Viktorovich – Expert of the Investor Rights Protection Association	Holds no shares of the Company	Yes
7.	Shevchyuk Alexander Viktorovich – Expert of the Investor Rights Protection Association	Holds no shares of the Company	Yes
8.	Polovnev Igor Georgievich – Economist of the Investor Rights Protection Association	Holds no shares of the Company	Yes

* pursuant to art. 85 of the Federal Law "On Joint Stock Companies", members of the Auditing Committee of the Company may not simultaneously be members of the Board of Directors of the Company

More detailed information on the candidates which shall be provided to shareholders under the Corporate Governance Code is available on the Company's site at www.dsv.ru

Board of Directors

VI - 1

Summary of the Communication on the Material Fact of "Far-Eastern Telecommunication Company" OJSC "Information on the Decision of Acquisition (the "Communication)" on May 15, 2006

The Communication contains information on the material fact that consists in information about decision the Board of Directors as of May 12, 2006 (minutes no. 27 May 15, 2006) on acquisition of all bonds series D2 of "Far-Eastern Telecommunication Company" OJSC.

(Original full document in Russian is enclosed herewith)

СООБЩЕНИЕ О ПРИНЯТИИ РЕШЕНИЯ О ПРИОБРЕТЕНИИ

1.1. Полное фирменное наименование эмитента (для некоммерческой организации – наименование)	*Открытое акционерное общество "Дальневосточная компания электросвязи"*
1.2. Сокращенное фирменное наименование эмитента	*ОАО «Дальсвязь»*
1.3. Место нахождения эмитента	*Российская Федерация, 690950, г.Владивосток, Светланская д. 57*
1.4. ОГРН эмитента	*1022501276159*
1.5. ИНН эмитента	*2540014227*
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	*30166-F*
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	*http://www.dsv.ru*

2. Сведения о ценных бумагах, в отношении которых принято решение о приобретении:
неконвертируемые процентные документарные облигации Открытого акционерного общества «Дальневосточная компания электросвязи» на предъявителя серии Д2 с обязательным централизованным хранением (далее - "Облигации")
Государственный регистрационный номер выпуска ценных бумаг и дата государственной регистрации:
4-10-30166-F от 4 мая 2006 г
Количество приобретаемых Облигаций: до 2 000 000 (Двух миллионов) штук
Цена приобретения: 100 (Сто) процентов от номинальной стоимости без учета накопленного на Дату приобретения купонного дохода, который уплачивается продавцу Облигаций сверх указанной Цены Приобретения.
Дата начала Приобретения Облигаций определяется как третий рабочий день девятого купонного периода по Облигациям (04.06.2010)
Дата окончания Приобретения Облигаций: совпадает с датой начала приобретения
Форма и срок оплаты приобретаемых Облигаций: Облигации оплачиваются денежными средствами в валюте РФ в безналичном порядке. Исполнение условия "поставка против платежа" в соответствии с правилами Закрытого акционерного общества «Фондовая биржа ММВБ»
Период предъявления Облигаций к приобретению Эмитентом: с 29 мая 2010г. по 02 июня 2010 г. включительно.

3.Порядок и условия приобретения Облигаций:

Оферта о приобретении Открытым акционерным обществом «Дальневосточная компания электросвязи» Облигаций ОАО «Дальсвязь» серии Д2

1. Термины и определения.

1.1. "Агент" - лицо, осуществляющее по поручению и за счет Эмитента действия по приобретению Облигаций. Агентом является Межрегиональный Коммерческий банк развития связи и информатики» (Открытое акционерное общество),
место нахождения: 125375, г. Москва, ул. Тверская, д. 7,
почтовый адрес: 125375, г. Москва, ул. Тверская д.7

1.2. "Держатель" - лицо, являющееся Участником торгов Закрытого акционерного общества «Фондовая биржа ММВБ» (далее, соответственно, – «Участник торгов» и «Биржа»), действующий от имени и за счет владельцев Облигаций, а также действующий от своего имени и за свой счет, и желающее акцептовать Оферту.

1.3. "Дата приобретения" - дата приобретения Облигаций - третий рабочий день девятого купонного периода или 1458-й (Одна тысяча четыреста пятьдесят восьмой) день с даты начала размещения Облигаций.

1.4. "Уведомление" - предусмотренное п. 2.5 Оферты письменное уведомление о намерении продать облигации (акцепт оферты).

1.5. "НДЦ" - Некоммерческое Партнерство "Национальный депозитарный центр", выполняющее функции депозитария Облигаций; место нахождения: 125009, Российская Федерация, г. Москва, Средний Кисловский пер., д. 1/13, строение 4, почтовый адрес: 125009, Российская Федерация, г. Москва, Средний Кисловский пер., д. 1/13, тел. (495) 956-27-90, (495) 956-27-91, факс (495) 956-27-92, номер лицензии: 177-03431-000100, дата выдачи 04.12.2000, лицензирующий орган ФКЦБ России.

1.6. "Облигации" - неконвертируемые процентные документарные облигации Открытого акционерного общества «Дальневосточная компания электросвязи» на предъявителя серии Д2 с обязательным централизованным хранением (далее - "Облигации") в количестве 2 000 000 (Два миллиона) штук номинальной стоимостью 1 000 (Одна тысяча) рублей каждая, государственный регистрационный номер 4-10-30166-F от 4 мая 2006 г.

1.7. "Эмитент" - Открытое акционерное общество «Дальневосточная компания электросвязи».

1.8. "Оферта" - настоящая Оферта.

1.9. "Период предъявления" - период предъявления Облигаций к приобретению Эмитентом, определенный в п. 2.6 настоящей Оферты.

1.10. "Эмиссионные документы" - Решение о выпуске ценных бумаг, Проспект ценных бумаг и Сертификат Облигаций.

2.Предмет и характер Оферты. Условия ее акцепта.

2.1. Настоящей Офертой Эмитент предлагает любому владельцу Облигаций, имеющему намерение продать Облигации, заключить договор купли-продажи Облигаций с Эмитентом в соответствии с законодательством РФ, Уставом Эмитента и условиями Решения о выпуске ценных бумаг, Проспекта ценных бумаг и настоящей Оферты в количестве до 2 000 000 (Два миллиона) штук включительно по цене, установленной в п. 3.2 настоящей Оферты.

2.2. Оферта является публичной и выражает волю Эмитента заключить договор купли-продажи Облигаций на указанных в Оферте условиях с любым Держателем.

2.3. Оферта является безотзывной, то есть не может быть отозвана в течение срока до Даты приобретения включительно.

2.4. Оферта считается полученной адресатом в момент ее опубликования в ленте новостей.

2.5. В целях реализации права на акцепт Оферты Держатель совершает два действия:

1) В течение Периода предъявления Облигаций к приобретению Эмитентом Держатель Облигаций должен направить Агенту заказным письмом письменное уведомление о намерении продать определенное количество Облигаций (далее - "Уведомление").

Уведомление должно выражать намерение продать Эмитенту Облигации, а также содержать следующие сведения:

-полное наименование Держателя Облигаций;

-полное наименование владельца Облигаций (в случае, если Держатель Облигаций – Участник торгов Биржи действует от имени и за счет владельцев Облигаций);

-государственный регистрационный номер и дату государственной регистрации Облигаций;

-количество предлагаемых к продаже Облигаций (цифрами и прописью).

Уведомление должно быть подписано уполномоченным лицом Держателя Облигаций и скреплено печатью Держателя. Уведомление считается полученным в дату вручения адресату или отказа адресата от его получения, подтвержденного соответствующим документом.

2) После направления Уведомления Держатель Облигаций подает в Дату приобретения адресную заявку на продажу указанного в Уведомлении количества Облигаций в Систему торгов Биржи, в соответствии с Правилами Биржи, адресованную Агенту Эмитента, являющемуся Участником торгов Биржи, с указанием Цены Приобретения Облигаций, и кодом расчетов Т0. Данная заявка должна быть выставлена Держателем в систему торгов с 13 часов 00 минут до 15 часов 00 минут по московскому времени в Дату Приобретения.

Количество Облигаций, указанное в данной заявке, не должно превышать количества Облигаций, ранее указанного в Уведомлении, направленном Держателем Агенту.

2.6. Период предъявления начинается в 1450 день с даты начала размещения Облигаций и заканчивается в 1455 день с даты начала размещения Облигаций

2.7. Уведомление должно быть направлено по почтовому адресу Агента, указанному в Оферте, копии уведомлений могут быть направлены по факсу + 7 (495) 771-32-60.

2.8. Уведомление считается полученным Агентом с даты вручения адресату или отказа адресата от его получения, подтвержденного соответствующим документом.

2.9. Эмитент не несет обязательств по исполнению условий Оферты по отношению к Держателям, не представившим в Период предъявления свои Уведомления, либо представившим Уведомления, не соответствующие изложенным в Оферте требованиям, а также по отношению к Держателям нарушившим иные условия Оферты.

2.10. Достаточным свидетельством выставления Держателем заявки на продажу Облигаций в соответствии с условиями приобретения Облигаций Эмитентом признается выписка из протокола торгов, составленная по форме соответствующего приложения к Правилам Биржи, заверенная подписью уполномоченного лица Биржи.

3.Обязательства Эмитента.

3.1. Сделки по Приобретению Эмитентом Облигаций у Держателей Облигаций совершаются через Агента в системе торгов Биржи в соответствии с Правилами Биржи. Эмитент обязуется в срок не позднее 17 часов 00 минут по московскому времени в Дату Приобретения заключить сделки со всеми Держателями Облигаций, от которых были получены Уведомления, путем подачи через Агента встречных адресных заявок к заявкам, поданным в соответствии с Решением о выпуске ценных бумаг, Проспектом ценных бумаг и настоящей Офертой и находящимся в Системе торгов к моменту заключения сделки.

В случае приобретения Эмитентом Облигаций выпуска они поступают на счет депо Эмитента в Некоммерческом партнерстве "Национальный депозитарный центр", осуществляющем учет прав на Облигации.

В последующем приобретенные Эмитентом Облигации могут быть вновь выпущены в обращение на вторичный рынок до истечения их срока погашения (при условии соблюдения Эмитентом требований законодательства Российской Федерации).

3.2. Сделки купли-продажи Облигаций, совершаемые в соответствии с условиями настоящей Оферты, заключаются по цене, составляющей 100 (Сто) процентов от номинальной стоимости Облигаций без учета накопленного на Дату приобретения купонного дохода, который уплачивается продавцу Облигаций сверх указанной Цены Приобретения.

3.3. Адресные заявки, поданные Держателями в соответствии пп. 2) п.2.5 настоящей Оферты, ранее в установленном порядке направившими Уведомления, удовлетворяются Агентом в количестве Облигаций, указанном в адресных заявках, поданных Держателями, и по цене, установленной п. 3.2 настоящей Оферты.

3.4. Обязательства сторон (Эмитента и Держателя) по акцептованной Оферте считаются исполненными с момента перехода права собственности на приобретаемые Облигации к Эмитенту и оплаты этих Облигаций Эмитентом (исполнение условия "поставка против платежа" в соответствии с правилами торгов Биржи).

3.5. Приобретение Эмитентом Облигаций осуществляется в Системе торгов Биржи в соответствии с Правилами Биржи.

В случае реорганизации, ликвидации ФБ ММВБ либо в случае, если приобретение Облигаций Эмитентом через ФБ ММВБ в порядке, предусмотренном настоящей Офертой, будет не соответствовать требованиям законодательства РФ, Эмитент принимает решение об организаторе торговли на рынке ценных бумаг, через которого Эмитент будет заключать сделки по приобретению Облигаций.

В таком случае приобретение Облигаций Эмитентом будет осуществляться в соответствии с нормативными документами, регулирующими деятельность такого организатора торговли на рынке ценных бумаг, а Эмитент одновременно с сообщением об определении ставки по купону должен опубликовать информацию об организаторе торговли на рынке ценных бумаг, через которого Эмитент будет заключать сделки по приобретению облигаций.

Указанная информация будет включать в себя:

- полное и сокращенное наименования организатора торговли на рынке ценных бумаг;
- его место нахождения;
- сведения о лицензии: номер, дата выдачи, срок действия, орган, выдавший лицензию;
- порядок проведения приобретения в соответствии с правилами организатора торговли.

4.Прочие условия.

4.1. Все вопросы отношений Эмитента и владельцев Облигаций, касающиеся Облигаций и не урегулированные Офертой, регулируются Эмиссионными Документами и действующим законодательством РФ, понимаются и толкуются в соответствии с ними.

4.2. В случае неисполнения или ненадлежащего исполнения своих обязательств по Оферте Эмитент и владельцы Облигаций несут ответственность в соответствии с действующим законодательством.

4.3. Уступка прав требования по сделкам, заключенным посредством акцепта настоящей Оферты, не разрешается.

4.4. Споры в связи с Офертой подлежат рассмотрению в Арбитражном суде или суде общей юрисдикции по месту нахождения ответчика.

4. Решение о приобретении Облигаций принято Советом директоров ОАО "Дальсвязь" 12 мая 2006 года Протокол № 27 от 15 мая 2006 года

5. Процентные ставки по второму, третьему, четвертому, пятому, шестому, седьмому, восьмому купонам устанавливаются равными ставке первого купона, определяемой в Дату начала размещения 07 июня 2006 года.

6. Подпись		
6.1. И.О.Генерального директора	______________ (подпись)	Добровольский В.И.
6.2. Дата “ 15 ” мая 20 06 г.	М.П.	

Summary of the Communication on the Material Fact of "Far-Eastern Telecommunication Company" OJSC "Information on the Distribution of Earnings per Paper of the Issuer", "Information on the Period of the Discharge of Duties of the Issuer to the Owners of its Papers" (the "Communication)" on June 7, 2006

The Communication contains detailed information on the material facts, codes no. 0630166F07062006 and no. 0930166F07062006, that consist in information about duties of the Issuer been discharged according to the decision of the General Director of "Far-Eastern Telecommunication Company" OJSC (the "Issuer"), order no. 206 on June 7, 2006 to set a percentage rate as 8.85% for one bond of the first to eighth coupons of the bonds of the Issuer series no. D2 and respective dates 06.12.2006, 06.06.2007, 05.12.2007, 04.06.2008, 03.12.2008, 03.06.2009, 02.12.2009, 02.06.2010 when this Duty of the Issuer to pay these coupons should be discharged.

(Original full document in Russian is enclosed herewith)

Сообщение о существенных фактах
«Сведения о начисленных и (или) выплаченных доходах по ценным бумагам эмитента»,
«Сведения о сроках исполнения обязательств эмитента перед владельцами ценных бумаг»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента (для некоммерческой организации – наименование)	***Открытое акционерное общество «Дальневосточная компания электросвязи»***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «Дальсвязь»***
1.3. Место нахождения эмитента	***690950, г.Владивосток, ГСП, ул. Светланская, 57***
1.4. ОГРН эмитента	***1022501276159***
1.5. ИНН эмитента	***2540014227***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***30166-F***
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	***http://www.dsv.ru***
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	***«Золотой рог»***

1.9. Код (коды) существенного факта (фактов)	***0630166F07062006, 0930166F07062006***

2. Содержание сообщения
2.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: ***неконвертируемые процентные документарные облигации на предъявителя серии Д2 с обязательным централизованным хранением (далее - Облигации).***
2.2. Государственный регистрационный номер выпуска ценных бумаг, дата государственной регистрации. ***4-10-30166-F от 04.05.2006 года.***
2.3. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг. ***ФСФР России***
2.4. Орган управления эмитента, принявший решение об определении размера (порядка определения размера) процента (купона) по облигациям эмитента: ***Генеральный директор ОАО «Дальсвязь»***
2.5. Дата принятия решения об определении размера (порядка определения размера) процента (купона) по облигациям эмитента: ***07 июня 2006 года***
2.6. Дата составления протокола собрания (заседания) уполномоченного органа управления эмитента, на котором принято решение об определении размера (порядка определения размера) процента (купона) по облигациям эмитента. ***Приказ N 206 от 07 июня 2006 года***
2.7. Общий размер процентов и (или) иного дохода, подлежащего (подлежавшего) выплате по облигациям эмитента определенного выпуска (серии), и размер процентов и (или) иного дохода, подлежащего (подлежавшего) выплате по одной облигации эмитента определенного выпуска (серии). ***Общий размер дохода по первому купону, подлежащего выплате по Облигациям, составляет 88 260 000 (Восемьдесят восемь миллионов двести шестьдесят тысяч) рублей 00 копеек;*** ***Размер дохода по первому купону, подлежащего выплате по одной Облигации, составляет 8,85 % годовых или 44 рубля 13 копеек.*** ***Общий размер дохода по второму купону, подлежащего выплате по Облигациям, составляет 88 260 000 (Восемьдесят восемь миллионов двести шестьдесят тысяч) рублей 00 копеек;*** ***Размер дохода по второму купону, подлежащего выплате по одной Облигации, составляет 8,85 % годовых или 44 рубля 13 копеек..***

Общий размер дохода по третьему купону, подлежащего выплате по Облигациям, составляет 88 260 000 (Восемьдесят восемь миллионов двести шестьдесят тысяч) рублей 00 копеек;

Размер дохода по третьему купону, подлежащего выплате по одной Облигации, составляет 8,85 % годовых или 44 рубля 13 копеек.

Общий размер дохода по четвертому купону, подлежащего выплате по Облигациям, составляет 88 260 000 (Восемьдесят восемь миллионов двести шестьдесят тысяч) рублей 00 копеек;

Размер дохода по четвертому купону, подлежащего выплате по одной Облигации, составляет 8,85 % годовых или 44 рубля 13 копеек.

Общий размер дохода по пятому купону, подлежащего выплате по Облигациям, составляет 88 260 000 (Восемьдесят восемь миллионов двести шестьдесят тысяч) рублей 00 копеек;

Размер дохода по пятому купону, подлежащего выплате по одной Облигации, составляет 8,85 % годовых или 44 рубля 13 копеек.

Общий размер дохода по шестому купону, подлежащего выплате по Облигациям, составляет 88 260 000 (Восемьдесят восемь миллионов двести шестьдесят тысяч) рублей 00 копеек;

Размер дохода по шестому купону, подлежащего выплате по одной Облигации, составляет 8,85 % годовых или 44 рубля 13 копеек.

Общий размер дохода по седьмому купону, подлежащего выплате по Облигациям, составляет 88 260 000 (Восемьдесят восемь миллионов двести шестьдесят тысяч) рублей 00 копеек;

Размер дохода по седьмому купону, подлежащего выплате по одной Облигации, составляет 8,85 % годовых или 44 рубля 13 копеек.

Общий размер дохода по восьмому купону, подлежащего выплате по Облигациям, составляет 75 020 000 (Семьдесят пять миллионов двадцать тысяч) рублей 00 копеек;

Размер дохода по восьмому купону, подлежащего выплате по одной Облигации, составляет 8,85 % годовых или 37 рублей 51 копейка.

2.8. Форма выплаты доходов по ценным бумагам эмитента (денежные средства, иное имущество): *денежными средствами в валюте Российской Федерации в безналичном порядке.*

2.9. Дата, в которую обязательство по выплате доходов по ценным бумагам эмитента (доходы (проценты, номинальная стоимость) по облигациям) должно быть исполнено, а в случае, если обязательство по выплате доходов по ценным бумагам должно быть исполнено эмитентом в течение определенного срока (периода времени), – дата окончания этого срока:

Дата, в которую обязательство по выплате первого купона по Облигациям должно быть исполнено: 06.12.2006г.

Дата, в которую обязательство по выплате второго купона по Облигациям должно быть исполнено: 06.06.2007 г.

Дата, в которую обязательство по выплате третьего купона по Облигациям должно быть исполнено: 05.12.2007 г.

Дата, в которую обязательство по выплате четвертого купона по Облигациям должно быть исполнено: 04.06.2008 г.

Дата, в которую обязательство по выплате пятого купона по Облигациям должно быть исполнено: 03.12.2008г.

Дата, в которую обязательство по выплате шестого купона по Облигациям должно быть исполнено: 03.06.2009г.

Дата, в которую обязательство по выплате седьмого купона по Облигациям должно быть исполнено: 02.12.2009г.

Дата, в которую обязательство по выплате восьмого купона по Облигациям должно быть исполнено: 02.06.2010г.

Если дата выплаты купонного дохода по любому из двенадцати купонов по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

2.10. Общий размер процентов и (или) иного дохода, выплаченного по облигациям эмитента определенного выпуска (серии): *по Облигациям серии Д2 доход ранее не выплачивался.*

2.11 Содержание обязательства эмитента, а для денежного обязательства или иного обязательства, которое может быть выражено в денежном выражении, - также размер такого обязательства в денежном выражении: *Обязательство по определению ставки по первому купону по Облигациям серии Д2.*

2.12. Факт исполнения обязательства или неисполнения обязательства (дефолт) эмитента: *Обязательство*

по определению ставки по первому купону по Облигациям серии Д2 исполнено.

3. Подпись		
3.1. И.О.Генерального директора ОАО «Дальсвязь»	____________ (подпись)	Колпаков А.Ю.
3.2. Дата “ 07 ” июня 20 06 г.	М.П.	

VI - 3

Summary of the Communication on the Material Fact of "Far-Eastern Telecommunication Company" OJSC "Information on the Placement Launch of Bonds (the "Communication)" on May 16, 2006

The Communication contains detailed information on the material fact that consists, in particular, in decision of "Far-Eastern Telecommunication Company" OJSC (the "Issuer") on the placement launch by a public offering of 2000000 interest bearing certified inconvertible bonds with 1000 rubles nominal value, serial number D2, with obligatory centralized storage (the "Bonds") starting from June 7, 2006.

(Original full document in Russian is enclosed herewith)

«Сообщение о начале размещения эмиссионных ценных бумаг»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента (для некоммерческой организации – наименование)	***Открытое акционерное общество «Дальневосточная компания электросвязи»***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «Дальсвязь»***
1.3. Место нахождения эмитента	***Российская Федерация, 690950, г.Владивосток, Светланская д. 57***
1.4. ОГРН эмитента	***1022501276159***
1.5. ИНН эмитента	***2540014227***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***30166-F***
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	***http://www.dsv.ru***

2. Содержание сообщения
2.1. Сведения о размещаемых ценных бумагах: 2.1.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: ***неконвертируемые процентные документарные облигации на предъявителя серии Д2 с обязательным централизованным хранением (далее - Облигации)*** 2.1.2. Срок погашения: ***Облигации погашаются последовательно частями в следующие сроки:*** ***в 1274-й день с даты начала размещения каждая Облигация погашается частично в размере 15% от номинальной стоимости выпуска*** ***в 1456-й день с даты начала размещения каждая Облигация погашается частично в размере 15% от номинальной стоимости выпуска*** ***в 1638-й день с даты начала размещения каждая Облигация погашается частично в размере 15% от номинальной стоимости выпуска*** ***в 1820-й день с даты начала размещения каждая Облигация погашается частично в размере 15% от номинальной стоимости выпуска*** ***в 2002-й день с даты начала размещения каждая Облигация погашается частично в размере 20% от номинальной стоимости выпуска*** ***в 2184-й день с даты начала размещения каждая Облигация погашается частично в размере 20% от номинальной стоимости выпуска.*** ***Если дата погашения части номинальной стоимости Облигаций приходится на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.*** ***Даты начала и даты окончания погашения каждой части номинальной стоимости Облигаций совпадают.*** ***Погашение каждой части номинальной стоимости Облигаций производится Платежным агентом по поручению и за счет Эмитента.*** 2.1.3. Государственный регистрационный номер выпуска ценных бумаг и дата государственной регистрации: ***4-10-30166-F от 04 мая 2006 г.*** 2.1.4. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***ФСФР России*** 2.1.5. Количество размещаемых ценных бумаг и номинальная стоимость каждой размещаемой

ценной бумаги: ***2 000 000 (Два миллиона) штук, номинальная стоимость каждой облигации 1000 (одна тысяча) рублей***

2.1.6. Способ размещения ценных бумаг: ***открытая подписка.***

2.1.7. Цена размещения ценных бумаг или порядок ее определения:

Цена размещения Облигаций в первый и последующие дни размещения устанавливается равной номинальной стоимости и составляет 1 000 (Одна тысяча) рублей за одну Облигацию. Начиная со второго дня размещения Облигаций, покупатель при совершении операции купли-продажи Облигаций также уплачивает накопленный купонный доход по Облигациям (НКД), рассчитываемый по следующей формуле:

НКД = Nom * C1 * ((T - T0)/ 365)/ 100%

где:

НКД - накопленный купонный доход, руб.;

Nom - номинальная стоимость одной Облигации, руб.;

C1 - размер процентной ставки по первому купону, проценты годовых;

T - дата размещения Облигаций, на которую вычисляется НКД;

T0- дата начала размещения Облигаций;

Величина накопленного купонного дохода в расчете на одну Облигацию определяется с точностью до одной копейки (округление производится по правилам математического округления). При этом под правилом математического округления следует понимать метод округления, при котором значение целой копейки (целых копеек) не изменяется, если первая за округляемой цифра равна от 0 до 4, и изменяется, увеличиваясь на единицу, если первая за округляемой цифра равна от 5 до 9.

Форма оплаты - денежными средствами в безналичном порядке в валюте Российской Федерации;

2.1.8. Предоставление акционерам эмитента и/или иным лицам преимущественного права приобретения ценных бумаг: ***преимущественное право приобретения ценных бумаг выпуска не предусмотрено.***

2.2. Дата начала размещения ценных бумаг: ***07 июня 2006 г.***

2.3. Указание на то, что дата начала размещения может быть изменена при условии опубликования информации об этом в ленте новостей и на странице в сети Интернет не позднее чем за 1 день до опубликованной в настоящем сообщении даты начала размещения ценных бумаг: ***В случае принятия Эмитентом решения об изменении даты начала размещения Облигаций, информация о которой была раскрыта в установленном выше порядке, Эмитент публикует сообщение об изменении даты начала размещения Облигаций в ленте новостей и на странице в сети "Интернет" по адресу: http://www.dsv.ru не позднее 1 (Одного) дня до наступления такой даты***

2.4. Дата окончания размещения ценных бумаг или порядок ее определения: ***Датой окончания размещения является более ранняя из следующих дат:***

а) 15-й (пятнадцатый) рабочий день с даты начала размещения Облигаций;

б) дата размещения последней Облигации выпуска.

При этом дата окончания размещения не может быть позднее одного года с даты государственной регистрации выпуска Облигаций

3. Подпись		
3.1. И.О. Генерального директора ОАО «Дальсвязь»	______________ (подпись)	В.И. Добровольский
3.2. Дата “ 16 ” мая 2006 г.	М.П.	

VI - 4

Summary of the Communication on the Material Fact
of "Far-Eastern Telecommunication Company" OJSC
"Information on the Placement Launch of Bonds (the "Communication)"
on May 16, 2006

The Communication contains detailed information on the material fact that consists, in particular, in decision of "Far-Eastern Telecommunication Company" OJSC (the "Issuer") on the placement launch by a public offering of 1500000 interest bearing certified inconvertible bonds with 1000 rubles nominal value, serial number D3, with obligatory centralized storage (the "Bonds") starting from June 7, 2006.

(Original full document in Russian is enclosed herewith)

«Сообщение о начале размещения эмиссионных ценных бумаг»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента (для некоммерческой организации – наименование)	*Открытое акционерное общество «Дальневосточная компания электросвязи»*
1.2. Сокращенное фирменное наименование эмитента	*ОАО «Дальсвязь»*
1.3. Место нахождения эмитента	*Российская Федерация, 690950, г.Владивосток, Светланская д. 57*
1.4. ОГРН эмитента	*1022501276159*
1.5. ИНН эмитента	*2540014227*
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	*30166-F*
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	*http://www.dsv.ru*

2. Содержание сообщения

2.1. Сведения о размещаемых ценных бумагах:

2.1.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: ***неконвертируемые процентные документарные облигации на предъявителя серии Д3 с обязательным централизованным хранением (далее - Облигации)***

2.1.2. Срок погашения:

Облигации погашаются последовательно частями в следующие сроки:

в 546-й день с даты начала размещения каждая Облигация погашается частично в размере 20% от номинальной стоимости выпуска

в 728-й день с даты начала размещения каждая Облигация погашается частично в размере 20% от номинальной стоимости выпуска

в 910-й день с даты начала размещения каждая Облигация погашается частично в размере 30% от номинальной стоимости выпуска

в 1092-й день с даты начала размещения каждая Облигация погашается частично в размере 30% от номинальной стоимости выпуска

Если дата погашения части номинальной стоимости Облигаций приходится на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

Даты начала и даты окончания погашения каждой части номинальной стоимости Облигаций совпадают.

Погашение каждой части номинальной стоимости Облигаций производится Платежным агентом по поручению и за счет Эмитента.

2.1.3. Государственный регистрационный номер выпуска ценных бумаг и дата государственной регистрации: ***4-11-30166-F от 04 мая 2006 г.***

2.1.4. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***ФСФР России***

2.1.5. Количество размещаемых ценных бумаг и номинальная стоимость каждой размещаемой ценной бумаги: ***1 500 000 (Один миллион пятьсот тысяч) штук, номинальная стоимость каждой облигации 1000 (одна тысяча) рублей***

2.1.6. Способ размещения ценных бумаг: ***открытая подписка.***

2.1.7. Цена размещения ценных бумаг или порядок ее определения:

Цена размещения Облигаций в первый и последующие дни размещения устанавливается равной номинальной стоимости и составляет 1 000 (Одна тысяча) рублей за одну Облигацию. Начиная со второго дня размещения Облигаций, покупатель при совершении операции купли-продажи Облигаций также уплачивает накопленный купонный доход по Облигациям (НКД), рассчитываемый по следующей формуле:

НКД = Nom * C1 * ((T - T0)/ 365)/ 100%

где:

НКД - накопленный купонный доход, руб.;

Nom - номинальная стоимость одной Облигации, руб.;

C1 - размер процентной ставки по первому купону, проценты годовых;

T - дата размещения Облигаций, на которую вычисляется НКД;

T0- дата начала размещения Облигаций;

Величина накопленного купонного дохода в расчете на одну Облигацию определяется с точностью до одной копейки (округление производится по правилам математического округления). При этом под правилом математического округления следует понимать метод округления, при котором значение целой копейки (целых копеек) не изменяется, если первая за округляемой цифра равна от 0 до 4, и изменяется, увеличиваясь на единицу, если первая за округляемой цифра равна от 5 до 9.

Форма оплаты - денежными средствами в безналичном порядке в валюте Российской Федерации;

2.1.8. Предоставление акционерам эмитента и/или иным лицам преимущественного права приобретения ценных бумаг: ***преимущественное право приобретения ценных бумаг выпуска не предусмотрено.***

2.2. Дата начала размещения ценных бумаг: ***07 июня 2006 г.***

2.3. Указание на то, что дата начала размещения может быть изменена при условии опубликования информации об этом в ленте новостей и на странице в сети Интернет не позднее чем за 1 день до опубликованной в настоящем сообщении даты начала размещения ценных бумаг: ***В случае принятия Эмитентом решения об изменении даты начала размещения Облигаций, информация о которой была раскрыта в установленном выше порядке, Эмитент публикует сообщение об изменении даты начала размещения Облигаций в ленте новостей и на странице в сети "Интернет" по адресу: http://www.dsv.ru не позднее 1 (Одного) дня до наступления такой даты***

2.4. Дата окончания размещения ценных бумаг или порядок ее определения: ***Датой окончания размещения является более ранняя из следующих дат:***

а) 15-й (пятнадцатый) рабочий день с даты начала размещения Облигаций;

б) дата размещения последней Облигации выпуска.

При этом дата окончания размещения не может быть позднее одного года с даты государственной регистрации выпуска Облигаций

3. Подпись		
3.1. И.о.генерального директора ОАО «Дальсвязь»	_____________ (подпись)	Добровольский В.И.
3.2. Дата “ 16 ” мая 20 06 г.	М.П.	

VI-5

Summary of the Communication on the Material Fact
of "Far-Eastern Telecommunication Company" OJSC
"Information on the Placement Completion of Bonds (the "Communication)"
on June 7, 2006

The Communication contains detailed information on the material fact that consists, in particular, in information on placement completion by a public offering of 2000000 interest bearing certified inconvertible bonds with 1000 rubles nominal value, serial number D2, with obligatory centralized storage (the "Bonds") by "Far-Eastern Telecommunication Company" OJSC (the "Issuer") as of June 7, 2006. All Bonds were paid by cash assets in Russian currency via wire transfer. Interested-party transactions and major transactions during placement were not concluded.

(Original full document in Russian is enclosed herewith)

Сообщение
о завершении размещения эмиссионных ценных бумаг

1. Общие сведения	
1.1. Полное фирменное наименование эмитента (для некоммерческой организации – наименование)	***Открытое акционерное общество «Дальневосточная компания электросвязи»***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «Дальсвязь»***
1.3. Место нахождения эмитента	***690950, г.Владивосток, ГСП, ул. Светланская, 57***
1.4. ОГРН эмитента	***1022501276159***
1.5. ИНН эмитента	***2540014227***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***30166-F***
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	***http://www.dsv.ru***
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	***«Золотой рог»***

2. Содержание сообщения
2.1. Сведения о размещенных ценных бумагах: 2.1.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: ***неконвертируемые процентные документарные облигации на предъявителя серии Д2 с обязательным централизованным хранением (далее - Облигации).*** 2.1.2. Срок погашения (для облигаций и опционов эмитента): ***Облигации погашаются последовательно частями в следующие сроки:*** ***в 1274-й день с даты начала размещения каждая Облигация погашается частично в размере 15% от номинальной стоимости,*** ***в 1456-й день с даты начала размещения каждая Облигация погашается частично в размере 15% от номинальной стоимости,*** ***в 1638-й день с даты начала размещения каждая Облигация погашается частично в размере 15% от номинальной стоимости,*** ***в 1820-й день с даты начала размещения каждая Облигация погашается частично в размере 15% от номинальной стоимости,*** ***в 2002-й день с даты начала размещения каждая Облигация погашается частично в размере 20% от номинальной стоимости,*** ***в 2184-й день с даты начала размещения каждая Облигация погашается частично в размере 20% от номинальной стоимости.*** ***Если дата погашения части номинальной стоимости Облигаций приходится на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.*** ***Даты начала и даты окончания погашения каждой части номинальной стоимости Облигаций совпадают.*** 2.1.3. Государственный регистрационный номер выпуска ценных бумаг и дата государственной регистрации: ***4-10-30166-F от 04.05.2006 года.*** 2.1.4. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска

ценных бумаг: ***ФСФР России.***
2.1.5. Номинальная стоимость каждой размещенной ценной бумаги: ***1 000 (Одна тысяча) рублей.***
2.1.6. Способ размещения ценных бумаг: ***открытая подписка.***
2.2. Дата фактического начала размещения ценных бумаг (дата совершения первой сделки, направленной на отчуждение ценных бумаг первому владельцу): ***07 июня 2006 года***
2.3. Дата фактического окончания размещения ценных бумаг (дата внесения последней приходной записи по лицевому счету (счету депо) первого владельца в системе учета прав на ценные бумаги выпуска (дополнительного выпуска) или дата выдачи последнего сертификата документарной ценной бумаги выпуска (дополнительного выпуска) без обязательного централизованного хранения): ***07 июня 2006 года***
2.4. Количество фактически размещенных ценных бумаг: ***2 000 000 (Два миллиона) штук***
2.5. Доля фактически размещенных ценных бумаг от общего количества ценных бумаг выпуска, подлежавших размещению: ***100 %.***
2.6. Фактическая цена (цены) размещения ценных бумаг и количество ценных бумаг, размещенных по каждой из цен размещения: ***по цене размещения 1 000 (Одна тысяча) рублей за Облигацию размещено 2 000 000 (Два миллиона) штук***
2.7. Форма оплаты размещенных ценных бумаг, а в случае, если размещенные ценные бумаги оплачивались денежными средствами и иным имуществом (неденежными средствами), - также количество размещенных ценных бумаг, оплаченных денежными средствами, и количество размещенных ценных бумаг, оплаченных иным имуществом (неденежными средствами): ***денежными средствами в безналичном порядке в валюте Российской Федерации.***
2.8. Сведения о сделках, в совершении которых имелась заинтересованность эмитента, а также о крупных сделках эмитента, совершенных эмитентом в процессе размещения ценных бумаг, и о факте их одобрения уполномоченным органом управления эмитента либо отсутствии такого одобрения: ***Сделки, в совершении которых имелась заинтересованность, в процессе размещения Облигаций не совершались.***
Крупные сделки в процессе размещения Облигаций не совершались.

3. Подпись

3.1. И.О.Генерального директора ОАО «Дальсвязь» — Колпаков А.Ю.

_____________ (подпись)

3.2. Дата “ 07 ” июня 20 06 г. М.П.

VI-C

Summary of the Communication on the Material Fact of "Far-Eastern Telecommunication Company" OJSC "Information on the Decisions of General Meetings of Shareholders (the "Communication)" on June 16, 2006

The Communication contains detailed information on the material fact code no. 1030166F16062006 that consists in information about decisions of the General Meeting of Shareholders held on June 16, 2006 on the issues as follows:

1) approval of an annual report, annual accounting documentation, etc.;
2) payment of dividends for the year 2005;
3) election of the Board of Directors members;
4) election of the audit commission members;
5) approval of the Auditor (KPMG) for the year 2006;
6) Amendments of the Charter;
7) termination of participation in the Association of operators of federal net "Iskra";
8) termination of participation in the Sakhalin Association of employers and entrepreneurs;
etc.

(Original full document in Russian is enclosed herewith)

Сообщение о существенном факте
«Сведения о решениях общих собраний»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента (для некоммерческой организации – наименование)	**Открытое акционерное общество «Дальневосточная компания электросвязи»**
1.2. Сокращенное фирменное наименование эмитента	**ОАО «Дальсвязь»**
1.3. Место нахождения эмитента	**690950, ГСП, г.Владивосток, ул.Светланская, 57**
1.4. ОГРН эмитента	**1022501276159**
1.5. ИНН эмитента	**2540014227**
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	**30166-F**
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	**http://www.dsv.ru/child.php?id=20**
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	**газета «Золотой Рог», «Приложение к «Вестнику ФСФР»**

1.9. Код (коды) существенного факта (фактов)	**1030166F16062006**

2. Содержание сообщения

2.1. Вид общего собрания (годовое, внеочередное): **годовое.**

2.2. Форма проведения общего собрания: **форма совместного присутствия**.

2.3.Дата и место проведения общего собрания: **16.06.2006г., г.Владивосток, ул.Комарова,36.**

2.3. Кворум общего собрания:

Число голосов, которыми обладали лица, включенные в список лиц, имевших право на участие в общем собрании по данному вопросу	95 581 421 (100,00 %)
Число голосов, которыми обладали лица, принявшие участие в общем собрании по данному вопросу	77 789 913 (81,39 %) Кворум имеется

2.4. Вопросы, поставленные на голосование, и итоги голосования по ним:

1) **Утверждение годового отчета, годовой бухгалтерской отчетности, в том числе отчета о прибылях и убытках (счета прибылей и убытков) Общества, распределение прибыли и убытков по результатам отчетного 2005 финансового года.**

Итоги голосования:

	Число голосов	Процент от числа голосов, которыми обладали лица, принявшие участие в общем собрании по данному вопросу
За	60 992 719	78,41%
Против	449	менее 0,01%
Воздержался	7 971 446	10,25%

2) **Определение размера дивидендов за 2005 год, формы и сроков их выплаты по акциям каждой категории.**

Итоги голосования:

	Число голосов	Процент от числа голосов, которыми обладали лица, принявшие участие в общем собрании по данному вопросу
За	58 665 155	75,41%
Против	2 401	менее 0,01%
Воздержался	10 301 456	13,24%

3) **Избрание членов Совета директоров Общества.**

Итоги голосования:

	Число голосов	Процент от числа голосов, которыми обладали лица, принявшие участие в общем собрании по данному вопросу
За	848 249 523	99,13%
Против всех кандидатов	13 827	менее 0,01%
Воздержался по всем кандидатам	142 109	0,02%

№	Фамилия, имя, отчество кандидата	Число голосов «ЗА»
1.	Алексеев Антон Алексеевич	70 711 164
2.	Алексеев Михаил Алексеевич	66 570 501
3.	Борисова Ольга Сергеевна	12 387
4.	Бранис Александр Маркович	42 583
5.	Дегтярев Валерий Викторович	66 475 168
6.	Дудченко Владимир Владимирович	13 570 974
7.	Ерофтеева Екатерина Сергеевна	66 511 839
8.	Жан-Луи Тови (Jean-Louis Tauvy)	50 553 267
9.	Кобищанов Михаил Юрьевич	84 716 657
10.	Косарев Сергей Нинелевич	22 963
11.	Кузнецов Сергей Иванович	66 514 948
12.	Лепихов Юрий Николаевич	8 213
13.	Лэйн Ольга Владимировна	2 976
14.	Мазалов Иван Николаевич	75 352 380
15.	Михайлов Олег Михайлович	66 475 506
16.	Новак Татьяна Николаевна	66 776
17.	Репин Игорь Николаевич	85 617 708
18.	Слизень Виталий Александрович	66 505 210
19.	Феоктистова Наталия Вадимовна	66 528 160
20.	Филькин Роман Алексеевич	3 995
21.	Шевчук Александр Викторович	9 501

4) **Избрание членов ревизионной комиссии Общества.**

Итоги голосования:

ФИО кандидата	Число голосов ЗА	Процент от принявших участие в собрании	Число голосов ПРОТИВ	Процент от принявших участие в собрании	Число голосов ВОЗДЕРЖАЛСЯ	Процент от принявших участие в собрании
1. Аржанникова Людмила Александровна	55 486 431	71,35%	640 615	0,82%	12 289 030	15,80%

2. Батманов Михаил Владимирович	55 943 339	71,93%	228 182	0,29%	12 290 105	15,80%
3. Бочарова Светлана Николаевна	55 943 888	71,93%	231 875	0,30%	12 287 464	15,80%
4. Копьев Алексей Евгеньевич	6 599 687	8,49%	49 509 296	63,66%	12 288 788	15,80%
5. Королева Ольга Григорьевна	49 878 663	64,14%	227 826	0,29%	12 287 615	15,80%
6. Куликов Денис Викторович	709 898	0,91%	48 884 291	62,86%	12 465 315	16,03%
7. Шевчук Александр Викторович	7 008 367	9,01%	48 765 385	62,70%	11 142 128	14,33%
8. Половнев Игорь Георгиевич	710 731	0,91%	48 885 536	62,86%	11 142 549	14,33%

5) Утверждение аудитора Общества на 2006 год.
Итоги голосования:

	Число голосов	Процент от числа голосов, которыми обладали лица, принявшие участие в общем собрании по данному вопросу
За	68 688 487	88,30%
Против	2 277	менее 0,01%
Воздержался	270 480	0,35%

6) Утверждение Устава Общества в новой редакции.
Итоги голосования:

	Число голосов	Процент от числа голосов, которыми обладали лица, принявшие участие в общем собрании по данному вопросу
За	64 600 651	83,05%
Против	63	менее 0,01%
Воздержался	4 491 699	5,77%

7) Утверждение Положения о Совете Директоров Общества в новой редакции.
Итоги голосования:

	Число голосов	Процент от числа голосов, которыми обладали лица, принявшие участие в общем собрании по данному вопросу
За	64 271 423	82,62%
Против	1 768	менее 0,01%
Воздержался	4 544 785	5,84%

8) Утверждение Положения о Ревизионной комиссии Общества в новой редакции.
Итоги голосования:

	Число голосов	Процент от числа голосов, которыми обладали лица,

		принявшие участие в общем собрании по данному вопросу
За	64 318 437	82,68%
Против	1 334	менее 0,01%
Воздержался	4 496 555	5,78%

9) О прекращении участия Общества в Ассоциации операторов федеральной сети делового обслуживания «Искра».

Итоги голосования:

	Число голосов	Процент от числа голосов, которыми обладали лица, принявшие участие в общем собрании по данному вопросу
За	64 677 628	83,14%
Против	709	менее 0,01%
Воздержался	4 284 455	5,51%

10) О прекращении участия Общества в Сахалинской ассоциации работодателей и предпринимателей.

Итоги голосования:

	Число голосов	Процент от числа голосов, которыми обладали лица, принявшие участие в общем собрании по данному вопросу
За	64 434 537	82,83%
Против	1 585	менее 0,01%
Воздержался	4 282 140	5,50%

11) Определение размера вознаграждения членам Совета директоров Общества.

Итоги голосования:

	Число голосов	Процент от числа голосов, которыми обладали лица, принявшие участие в общем собрании по данному вопросу
За	64 304 934	82,66%
Против	49 047	0,06%
Воздержался	4 340 683	5,58%

2.5. Формулировки решений, принятых общим собранием:

1) Утвердить годовой отчет, годовую бухгалтерскую отчетность, в том числе отчет о прибылях и убытках (счет прибылей и убытков) Общества, распределение прибыли и убытков по результатам отчетного 2005 финансового года.

2) Выплатить дивиденды за 2005 год:

а) на 1 обыкновенную акцию в размере 0,90 руб. в срок с 03.07.2006 года до 31.10. 2006 года.

б) на 1 привилегированную акцию в размере 2,69 руб. в срок с 03.07.2006 года до 15.08.2006 года.

3) Избрать членами Совета директоров Общества:

№	**Фамилия, имя, отчество**

1.	**Алексеев Антон Алексеевич**
2.	**Алексеев Михаил Алексеевич**
3.	**Дегтярев Валерий Викторович**
4.	**Ерофтеева Екатерина Сергеевна**
5.	**Кобищанов Михаил Юрьевич**
6.	**Кузнецов Сергей Иванович**
7.	**Мазалов Иван Николаевич**
8.	**Михайлов Олег Михайлович**
9.	**Репин Игорь Николаевич**
10.	**Слизень Виталий Александрович**
11.	**Феоктистова Наталия Вадимовна**

4) Избрать членами ревизионной комиссии Общества:

ФИО
1. Аржанникова Людмила Александровна
2. Батманов Михаил Владимирович
3. Бочарова Светлана Николаевна
4. Королева Ольга Григорьевна

5) Утвердить аудитором Общества на 2006 год аудиторскую компанию ЗАО «КПМГ».
6) Утвердить Устав Общества в новой редакции.
7) Утвердить Положения о Совете директоров Общества в новой редакции.
8) Утвердить Положение о Ревизионной комиссии Общества в новой редакции.
9) Прекратить участие Общества в Ассоциации операторов федеральной сети делового обслуживания «Искра».
10) Прекратить участие Общества в Сахалинской ассоциации работодателей и предпринимателей.
11) Определить норматив отчислений для расчета годового вознаграждения членам Совета директоров Общества, избираемым на данном годовом общем собрании акционеров:

- **на весь Совет директоров 0,39 % (тридцать девять сотых процента) от EBITDA Общества по данным бухгалтерской отчетности по МСФО за 2006 год;**
- **на весь Совет директоров 0,78 % (семьдесят восемь сотых процента) от суммы чистой прибыли Общества, направляемой на выплату дивидендов по итогам 2006 года.**

3. Подпись		
3.1. Генеральный директор	____________ (подпись)	А.А.Алексеев
3.2. Дата «16» июня 2006г.	М.П.	

VI-7

Summary of the Communication on the Material Fact of "Far-Eastern Telecommunication Company" OJSC "Information on the Distribution of Earnings per Paper of the Issuer", "Information on the Period of the Discharge of Duties of the Issuer to the Owners of its Papers" (the "Communication)" on May 17, 2006

The Communication contains detailed information on the material facts, codes no. 0630166F17052006 and no. 0930166F17052006, that consist in information about duties of the Issuer been discharged according to the decision of the Board of Directors of "Far-Eastern Telecommunication Company" OJSC (the "Issuer"), minutes no. 13 on May 29, 2003, to pay dividends on bonds of the Issuer series no. D1 and the date May 17, 2006 when this Duty of the Issuer was discharged.

(Original full document in Russian is enclosed herewith)

Сообщение о существенном факте
«Сведения о начисленных и (или) выплаченных доходах по ценным бумагам эмитента»
«Сведения о сроках выполнения обязательств эмитента перед владельцами ценных бумаг»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента (для некоммерческой организации – наименование)	**Открытое акционерное общество «Дальневосточная компания электросвязи»**
1.2. Сокращенное фирменное наименование эмитента	**ОАО «Дальсвязь»**
1.3. Место нахождения эмитента	**690950, ГСП, г.Владивосток, ул.Светланская, 57**
1.4. ОГРН эмитента	**1022501276159**
1.5. ИНН эмитента	**2540014227**
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	**30166-F**
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	**http://www.dsv.ru/child.php?id=20**
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	**газета «Золотой Рог», «Приложение к Вестнику ФСФР»**

1.9. Код (коды) существенного факта (фактов)	**0630166F17052006** **0930166F17052006**

2. Содержание сообщения
2.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: **облигации процентные документарные на предъявителя неконвертируемые с обязательным централизованным хранением серии Д1**
2.2. Государственный регистрационный номер выпуска (дополнительного выпуска) ценных бумаг, дата государственной регистрации: **4-09-30166-F от 18.07.2003г.**
2.3. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска (дополнительного выпуска) ценных бумаг: **ФКЦБ России.**
2.4. Орган управления эмитента, принявший решение о выплате (объявлении) дивидендов по акциям эмитента или определении размера (порядка определения размера) процента (купона) по облигациям эмитента: **Совет директоров.**
2.5. Дата принятия решения о выплате (объявлении) дивидендов по акциям эмитента или определении размера (порядка определения размера) процента (купона) по облигациям эмитента: **29.05.2003г.**
2.6. Дата составления протокола собрания (заседания) уполномоченного органа управления эмитента, на котором принято решение о выплате (объявлении) дивидендов по акциям эмитента или определении размера (порядка определения размера) процента (купона) по облигациям эмитента: **протокол №13 от 29.05.2003г.**
2.7.Общий размер процентов и (или) иного дохода, подлежащего (подлежавшего) выплате по облигациям эмитента определенного выпуска (серии), и размер процентов и (или) иного дохода, подлежащего (подлежавшего) выплате по одной облигации эмитента определенного выпуска (серии): **64.820.000 руб., 64,82 руб. на одну облигацию.**
2.8. Форма выплаты доходов по ценным бумагам эмитента (денежные средства, иное имущество): **денежные средства.**
2.9. Дата, в которую обязательство по выплате доходов по ценным бумагам эмитента

(дивиденды по акциям, доходы (проценты, номинальная стоимость) по облигациям) должно быть исполнено, а в случае, если обязательство по выплате доходов по ценным бумагам должно быть исполнено эмитентом в течение определенного срока (периода времени), - дата окончания этого срока: **17 мая 2006г.**
2.10. Общий размер дивидендов, выплаченных по акциям эмитента определенной категории (типа); общий размер процентов и (или) иного дохода, выплаченного по облигациям эмитента определенного выпуска (серии): **64.820.000 руб.**

3. Подпись		
3.1. И.О.Генерального директора	_____________ (подпись)	В.И.Добровольский
3.2. Дата «17» мая 2006г.	М.П.	

Summary of the Communication on the Material Fact

of "Far-Eastern Telecommunication Company" OJSC

"Information on the Registration of Placement of Bonds (the "Communication)"

on May 12, 2006

The Communication contains detailed information on the material fact code no. 0530166F11052006 that consists in registration of the placement of the bonds on May 4, 2006 by the Federal Service on Financial Markets under No. 4-10-30166-F and information about these bonds of "Far-Eastern Telecommunication Company" OJSC (the "Issuer"). These 2000000 interest bearing certified inconvertible bonds with 1000 rubles nominal value, serial number D2, with obligatory centralized storage (the "Bonds") are placed by public offering. The 1,274-th, 1456-th, 1638-th, 1820-th, 2002-nd and 2184-th days from the placement launch are defined as the dates of partial maturity. The date of placement completion is the earliest of the two:
a) the 15-th working day from the date of placement launch of the Bonds;
b) the date of placement of the last Bond.
The date of placement completion can't be later than one year starting from the state registration of the placement of the Bonds.

(Original full document in Russian is enclosed herewith)

Сообщение о существенном факте
"Сведения о выпуске эмитентом ценных бумаг"

1. Общие сведения	
1.1. Полное фирменное наименование эмитента (для некоммерческой организации – наименование)	***Открытое акционерное общество «Дальневосточная компания электросвязи»***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «Дальсвязь»***
1.3. Место нахождения эмитента	***Российская Федерация, 690950, г.Владивосток, Светланская д. 57***
1.4. ОГРН эмитента	***1022501276159***
1.5. ИНН эмитента	***2540014227***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***30166-F***
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	***http://www.dsv.ru***
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	***«Золотой рог»***

1.9. Код (коды) существенного факта (фактов)	***0530166F*11052006**

2. Содержание сообщения

2.2.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг.
неконвертируемые процентные документарные облигации на предъявителя серии Д2 с обязательным централизованным хранением (далее - Облигации)
2.2.2. Срок погашения (для облигаций и опционов эмитента).
Облигации погашаются последовательно частями в следующие сроки:
в 1274-й день с даты начала размещения каждая Облигация погашается частично в размере 15% от номинальной стоимости выпуска
в 1456-й день с даты начала размещения каждая Облигация погашается частично в размере 15% от номинальной стоимости выпуска
в 1638-й день с даты начала размещения каждая Облигация погашается частично в размере 15% от номинальной стоимости выпуска
в 1820-й день с даты начала размещения каждая Облигация погашается частично в размере 15% от номинальной стоимости выпуска
в 2002-й день с даты начала размещения каждая Облигация погашается частично в размере 20% от номинальной стоимости выпуска
в 2184-й день с даты начала размещения каждая Облигация погашается частично в размере 20% от номинальной стоимости выпуска Если дата погашения части номинальной стоимости Облигаций приходится на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.
Даты начала и даты окончания погашения каждой части номинальной стоимости Облигаций совпадают.
Погашение каждой части номинальной стоимости Облигаций производится Платежным агентом по поручению и за счет Эмитента.
2.2.3. Государственный регистрационный номер выпуска ценных бумаг и дата государственной

регистрации. **4-10-*30166-F от 04 мая 2006 г.***
2.2.4. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг.
Федеральная служба по финансовым рынкам
2.2.5. Количество размещаемых ценных бумаг и номинальная стоимость каждой ценной бумаги:
2 000 000 (Два миллиона) штук, номинальная стоимость каждой облигации 1000 (одна тысяча) рублей
2.2.6. Способ размещения ценных бумаг, а в случае размещения ценных бумаг посредством закрытой подписки – также круг потенциальных приобретателей ценных бумаг.
Способ размещения - открытая подписка.
2.2.7. Предоставление акционерам эмитента и/или иным лицам преимущественного права приобретения ценных бумаг.
Преимущественное право приобретения ценных бумаг выпуска не предусмотрено
2.2.8. Цена размещения ценных бумаг или порядок ее определения.
Цена размещения Облигаций в первый и последующие дни размещения устанавливается равной номинальной стоимости и составляет 1 000 (Одна тысяча) рублей за одну Облигацию. Начиная со второго дня размещения Облигаций, покупатель при совершении операции купли-продажи Облигаций также уплачивает накопленный купонный доход по Облигациям (НКД), рассчитываемый по следующей формуле:
НКД = Nom * C1 * ((T - T0)/ 365)/ 100%
где:
НКД - накопленный купонный доход, руб.;
Nom - номинальная стоимость одной Облигации, руб.;
C1 - размер процентной ставки по первому купону, проценты годовых;
T - дата размещения Облигаций, на которую вычисляется НКД;
T0- дата начала размещения Облигаций;
Величина накопленного купонного дохода в расчете на одну Облигацию определяется с точностью до одной копейки (округление производится по правилам математического округления). При этом под правилом математического округления следует понимать метод округления, при котором значение целой копейки (целых копеек) не изменяется, если первая за округляемой цифра равна от 0 до 4, и изменяется, увеличиваясь на единицу, если первая за округляемой цифра равна от 5 до 9.
Форма оплаты - денежными средствами в безналичном порядке в валюте Российской Федерации;
2.2.9. Срок размещения ценных бумаг или порядок его определения.
Размещение Облигаций начинается не ранее, чем через 2 (Две) недели после раскрытия Эмитентом информации о государственной регистрации выпуска Облигаций и о порядке доступа к информации, содержащейся в Проспекте ценных бумаг, в соответствии с нормативными правовыми актами РФ.
Сообщение о государственной регистрации выпуска ценных бумаг будет опубликовано Эмитентом в форме сообщения о существенном факте «Сведения о выпуске эмитентом ценных бумаг» в следующем порядке и сроки с даты получения письменного уведомления регистрирующего органа о государственной регистрации выпуска ценных бумаг:
- ***в ленте новостей информационных агентств, уполномоченных на публичное предоставление информации, раскрываемой на рынке ценных бумаг («АК&M» и «Интерфакс») (далее - лента новостей) - не позднее 1 (одного) дня;***
- ***на странице в сети «Интернет» по адресу http://www.dsv.ru - не позднее 3 (Трех) дней;***
- ***в газете «Золотой рог» - не позднее 5 (Пяти) дней.***

Сообщение также будет опубликовано в «Приложении к Вестнику ФСФР России» не позднее 30 (Тридцати) дней с указанной даты.

Дата начала размещения Облигаций определяется Эмитентом после государственной регистрации выпуска Облигаций и публично раскрывается Эмитентом.
Эмитент публикует сообщение о Дате начала размещения в следующем порядке:
- в ленте новостей - не позднее, чем за 5 (Пять) дней до даты начала размещения

Облигаций;
- на странице в сети «Интернет» http://www.dsv.ru - не позднее, чем за 4 (Четыре) дня до даты начала размещения Облигаций.

Дата окончания размещения или порядок ее определения: ***Датой окончания размещения является более ранняя из следующих дат:***
а) 15-й (пятнадцатый) рабочий день с даты начала размещения Облигаций;
б) дата размещения последней Облигации выпуска.
При этом дата окончания размещения не может быть позднее одного года с даты государственной регистрации выпуска Облигаций

2.2.10. Факт регистрации (отсутствия регистрации) проспекта ценных бумаг одновременно с государственной регистрацией выпуска этих ценных бумаг. ***Одновременно с государственной регистрацией выпуска зарегистрирован проспект ценных бумаг***

2.2.11. В случае регистрации проспекта ценных бумаг – порядок обеспечения доступа к информации, содержащейся в проспекте ценных бумаг.

В срок не более 3 (Трех) дней с даты получения Эмитентом письменного уведомления регистрирующего органа о государственной регистрации выпуска ценных бумаг Эмитент публикует текст зарегистрированного Проспекта ценных бумаг на странице в сети «Интернет» по адресу http://www.dsv.ru.

Текст зарегистрированного Проспекта ценных бумаг будет доступен в сети «Интернет» с даты его опубликования до истечения не менее 6 месяцев с даты опубликования зарегистрированного Отчета об итогах выпуска ценных бумаг в сети «Интернет».

Эмитент обеспечивает доступ к информации, содержащейся в зарегистрированных Решении о выпуске ценных бумаг и Проспекте ценных бумаг путем предоставления всем заинтересованным лицам возможности ознакомиться с экземплярами зарегистрированных Решения о выпуске ценных бумаг и Проспекта ценных бумаг и получить копии указанных документов по следующим адресам:

ОАО «Дальсвязь»
Место нахождения: Российская Федерация, 690950, г.Владивосток, ул.Светланская, 57
Тел.: (4232) 222-864
Факс: (4232) 222-864

ОАО АКБ «Связь-Банк»
Место нахождения: Россия, 125375, Москва, ул. Тверская, д.7
Телефон: (495) 771-32-60
Факс: (495) 975-24-66

Эмитент обязан предоставить копии указанных документов владельцам Облигаций и иным заинтересованным лицам по их требованию за плату, не превышающую расходы на копирование указанных документов в срок не более 7 (Семи) дней с даты предъявления требования.

2.2.12. В случае подписания проспекта ценных бумаг финансовым консультантом на рынке ценных бумаг – указание на это обстоятельство, а также полное и сокращенное фирменные наименования финансового консультанта на рынке ценных бумаг, его место нахождения.

Сведения о финансовом консультанте на рынке ценных бумаг, подписавшего Проспект ценных бумаг:
Полное фирменное наименование: Закрытое акционерное общество «Инвестиционная компания «АВК»
Сокращенное фирменное наименование: ЗАО «ИК АВК»
Место нахождения финансового консультанта: Россия, 196605, Санкт-Петербург, г. Пушкин, павильон Урицкого, д. 1

3. Подпись

3.1.Генеральный директор ОАО «Дальсвязь» Алексеев А. А.

(подпись)

3.2. Дата “ 12 ” мая 20 06 г. М.П.

Summary of the Communication on the Material Fact
of "Far-Eastern Telecommunication Company" OJSC
"Information on the Registration of Placement of Bonds (the "Communication)"
on May 12, 2006

The Communication contains detailed information on the material fact code no. 0530166F11052006 that consists in registration of the placement of the bonds on May 4, 2006 by the Federal Service on Financial Markets under No. 4-10-30166-F and information about these bonds of "Far-Eastern Telecommunication Company" OJSC (the "Issuer"). These 2000000 interest bearing certified inconvertible bonds with 1000 rubles nominal value, serial number D2, with obligatory centralized storage (the "Bonds") are placed by public offering. The 1,274-th, 1456-th, 1638-th, 1820-th, 2002-nd and 2184-th days from the placement launch are defined as the dates of partial maturity. The date of placement completion is the earliest of the two:
a) the 15-th working day from the date of placement launch of the Bonds;
b) the date of placement of the last Bond.
The date of placement completion can't be later than one year starting from the state registration of the placement of the Bonds.

(Original full document in Russian is enclosed herewith)

Сообщение о существенном факте
"Сведения о выпуске эмитентом ценных бумаг"

1. Общие сведения	
1.1. Полное фирменное наименование эмитента (для некоммерческой организации – наименование)	*Открытое акционерное общество «Дальневосточная компания электросвязи»*
1.2. Сокращенное фирменное наименование эмитента	*ОАО «Дальсвязь»*
1.3. Место нахождения эмитента	*Российская Федерация, 690950, г.Владивосток, Светланская д. 57*
1.4. ОГРН эмитента	*1022501276159*
1.5. ИНН эмитента	*2540014227*
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	*30166-F*
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	*http://www.dsv.ru*
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	*«Золотой рог»*

1.9. Код (коды) существенного факта (фактов)	*0530166F*11052006

2. Содержание сообщения

2.2.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг.
неконвертируемые процентные документарные облигации на предъявителя серии Д2 с обязательным централизованным хранением (далее - Облигации)
2.2.2. Срок погашения (для облигаций и опционов эмитента).
Облигации погашаются последовательно частями в следующие сроки:
в 1274-й день с даты начала размещения каждая Облигация погашается частично в размере 15% от номинальной стоимости выпуска
в 1456-й день с даты начала размещения каждая Облигация погашается частично в размере 15% от номинальной стоимости выпуска
в 1638-й день с даты начала размещения каждая Облигация погашается частично в размере 15% от номинальной стоимости выпуска
в 1820-й день с даты начала размещения каждая Облигация погашается частично в размере 15% от номинальной стоимости выпуска
в 2002-й день с даты начала размещения каждая Облигация погашается частично в размере 20% от номинальной стоимости выпуска
в 2184-й день с даты начала размещения каждая Облигация погашается частично в размере 20% от номинальной стоимости выпуска Если дата погашения части номинальной стоимости Облигаций приходится на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.
Даты начала и даты окончания погашения каждой части номинальной стоимости Облигаций совпадают.
Погашение каждой части номинальной стоимости Облигаций производится Платежным агентом по поручению и за счет Эмитента.
2.2.3. Государственный регистрационный номер выпуска ценных бумаг и дата государственной

регистрации. *4-10-30166-F от 04 мая 2006 г.*
2.2.4. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг.
Федеральная служба по финансовым рынкам
2.2.5. Количество размещаемых ценных бумаг и номинальная стоимость каждой ценной бумаги:
2 000 000 (Два миллиона) штук, номинальная стоимость каждой облигации 1000 (одна тысяча) рублей
2.2.6. Способ размещения ценных бумаг, а в случае размещения ценных бумаг посредством закрытой подписки – также круг потенциальных приобретателей ценных бумаг.
Способ размещения - открытая подписка.
2.2.7. Предоставление акционерам эмитента и/или иным лицам преимущественного права приобретения ценных бумаг.
Преимущественное право приобретения ценных бумаг выпуска не предусмотрено
2.2.8. Цена размещения ценных бумаг или порядок ее определения.
Цена размещения Облигаций в первый и последующие дни размещения устанавливается равной номинальной стоимости и составляет 1 000 (Одна тысяча) рублей за одну Облигацию. Начиная со второго дня размещения Облигаций, покупатель при совершении операции купли-продажи Облигаций также уплачивает накопленный купонный доход по Облигациям (НКД), рассчитываемый по следующей формуле:
НКД = Nom * C1 * ((T - T0)/ 365)/ 100%
где:
НКД - накопленный купонный доход, руб.;
Nom - номинальная стоимость одной Облигации, руб.;
C1 - размер процентной ставки по первому купону, проценты годовых;
T - дата размещения Облигаций, на которую вычисляется НКД;
T0- дата начала размещения Облигаций;
Величина накопленного купонного дохода в расчете на одну Облигацию определяется с точностью до одной копейки (округление производится по правилам математического округления). При этом под правилом математического округления следует понимать метод округления, при котором значение целой копейки (целых копеек) не изменяется, если первая за округляемой цифра равна от 0 до 4, и изменяется, увеличиваясь на единицу, если первая за округляемой цифра равна от 5 до 9.
Форма оплаты - денежными средствами в безналичном порядке в валюте Российской Федерации;
2.2.9. Срок размещения ценных бумаг или порядок его определения.
Размещение Облигаций начинается не ранее, чем через 2 (Две) недели после раскрытия Эмитентом информации о государственной регистрации выпуска Облигаций и о порядке доступа к информации, содержащейся в Проспекте ценных бумаг, в соответствии с нормативными правовыми актами РФ.
Сообщение о государственной регистрации выпуска ценных бумаг будет опубликовано Эмитентом в форме сообщения о существенном факте «Сведения о выпуске эмитентом ценных бумаг» в следующем порядке и сроки с даты получения письменного уведомления регистрирующего органа о государственной регистрации выпуска ценных бумаг:
- ***в ленте новостей информационных агентств, уполномоченных на публичное предоставление информации, раскрываемой на рынке ценных бумаг («АК&М» и «Интерфакс») (далее - лента новостей) - не позднее 1 (одного) дня;***
- ***на странице в сети «Интернет» по адресу http://www.dsv.ru - не позднее 3 (Трех) дней;***
- ***в газете «Золотой рог» - не позднее 5 (Пяти) дней.***

Сообщение также будет опубликовано в «Приложении к Вестнику ФСФР России» не позднее 30 (Тридцати) дней с указанной даты.

Дата начала размещения Облигаций определяется Эмитентом после государственной регистрации выпуска Облигаций и публично раскрывается Эмитентом.
Эмитент публикует сообщение о Дате начала размещения в следующем порядке:
- в ленте новостей - не позднее, чем за 5 (Пять) дней до даты начала размещения

Облигаций;
- на странице в сети «Интернет» http://www.dsv.ru - не позднее, чем за 4 (Четыре) дня до даты начала размещения Облигаций.

Дата окончания размещения или порядок ее определения: ***Датой окончания размещения является более ранняя из следующих дат:***
а) 15-й (пятнадцатый) рабочий день с даты начала размещения Облигаций;
б) дата размещения последней Облигации выпуска.
При этом дата окончания размещения не может быть позднее одного года с даты государственной регистрации выпуска Облигаций

2.2.10. Факт регистрации (отсутствия регистрации) проспекта ценных бумаг одновременно с государственной регистрацией выпуска этих ценных бумаг. ***Одновременно с государственной регистрацией выпуска зарегистрирован проспект ценных бумаг***

2.2.11. В случае регистрации проспекта ценных бумаг – порядок обеспечения доступа к информации, содержащейся в проспекте ценных бумаг.

В срок не более 3 (Трех) дней с даты получения Эмитентом письменного уведомления регистрирующего органа о государственной регистрации выпуска ценных бумаг Эмитент публикует текст зарегистрированного Проспекта ценных бумаг на странице в сети «Интернет» по адресу http://www.dsv.ru.

Текст зарегистрированного Проспекта ценных бумаг будет доступен в сети «Интернет» с даты его опубликования до истечения не менее 6 месяцев с даты опубликования зарегистрированного Отчета об итогах выпуска ценных бумаг в сети «Интернет».

Эмитент обеспечивает доступ к информации, содержащейся в зарегистрированных Решении о выпуске ценных бумаг и Проспекте ценных бумаг путем предоставления всем заинтересованным лицам возможности ознакомиться с экземплярами зарегистрированных Решения о выпуске ценных бумаг и Проспекта ценных бумаг и получить копии указанных документов по следующим адресам:

ОАО «Дальсвязь»
Место нахождения: Российская Федерация, 690950, г.Владивосток, ул.Светланская, 57
Тел.: (4232) 222-864
Факс: (4232) 222-864

ОАО АКБ «Связь-Банк»
Место нахождения: Россия, 125375, Москва, ул. Тверская, д.7
Телефон: (495) 771-32-60
Факс: (495) 975-24-66

Эмитент обязан предоставить копии указанных документов владельцам Облигаций и иным заинтересованным лицам по их требованию за плату, не превышающую расходы на копирование указанных документов в срок не более 7 (Семи) дней с даты предъявления требования.

2.2.12. В случае подписания проспекта ценных бумаг финансовым консультантом на рынке ценных бумаг – указание на это обстоятельство, а также полное и сокращенное фирменные наименования финансового консультанта на рынке ценных бумаг, его место нахождения.

Сведения о финансовом консультанте на рынке ценных бумаг, подписавшего Проспект ценных бумаг:
Полное фирменное наименование: Закрытое акционерное общество «Инвестиционная компания «АВК»
Сокращенное фирменное наименование: ЗАО «ИК АВК»
Место нахождения финансового консультанта: Россия, 196605, Санкт-Петербург, г. Пушкин, павильон Урицкого, д. 1

3. Подпись

3.1.Генеральный директор ОАО «Дальсвязь»	Алексеев А. А.
	_______________ (подпись)
3.2. Дата “ 12 ” мая 20 06 г.	М.П.

VI-10

Summary of the Communication on the Material Fact
of "Far-Eastern Telecommunication Company" OJSC
"Information on the Registration of Placement of Bonds (the "Communication)"
on May 12, 2006

The Communication contains detailed information on the material fact code no. 0530166F11052006 that consists in registration of the placement of the bonds on May 4, 2006 by the Federal Service on Financial Markets under No. 4-11-30166-F and information about these bonds of "Far-Eastern Telecommunication Company" OJSC (the "Issuer"). These 1500000 interest bearing certified inconvertible bonds with 1000 rubles nominal value, serial number D3, with obligatory centralized storage (the "Bonds") are placed by public offering. The 546-th, 728-th, 910-th and 1092-nd days from the placement launch are defined as the dates of partial maturity. The date of placement completion is the earliest of the two:
a) the 15-th working day from the date of placement launch of the Bonds;
b) the date of placement of the last Bond.
The date of placement completion can't be later than one year starting from the state registration of the placement of the Bonds.

(Original full document in Russian is enclosed herewith)

Сообщение о существенном факте
"Сведения о выпуске эмитентом ценных бумаг"

1. Общие сведения	
1.1. Полное фирменное наименование эмитента (для некоммерческой организации – наименование)	***Открытое акционерное общество «Дальневосточная компания электросвязи»***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «Дальсвязь»***
1.3. Место нахождения эмитента	***Российская Федерация, 690950, г.Владивосток, ул. Светланская д. 57***
1.4. ОГРН эмитента	***1022501276159***
1.5. ИНН эмитента	***2540014227***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***30166-F***
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	***http://www.dsv.ru***
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	***«Золотой рог»***

1.9. Код (коды) существенного факта (фактов)	***0530166F11052006***

2. Содержание сообщения

2.2.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг.
неконвертируемые процентные документарные облигации на предъявителя серии Д3 с обязательным централизованным хранением (далее - Облигации)
2.2.2. Срок погашения (для облигаций и опционов эмитента).
Облигации погашаются последовательно частями в следующие сроки:
в 546-й день с даты начала размещения каждая Облигация погашается частично в размере 20% от номинальной стоимости выпуска
в 728-й день с даты начала размещения каждая Облигация погашается частично в размере 20% от номинальной стоимости выпуска
в 910-й день с даты начала размещения каждая Облигация погашается частично в размере 30% от номинальной стоимости выпуска
в 1092-й день с даты начала размещения каждая Облигация погашается частично в размере 30% от номинальной стоимости выпуска
Если дата погашения части номинальной стоимости Облигаций приходится на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.
Даты начала и даты окончания погашения каждой части номинальной стоимости Облигаций совпадают.
Погашение каждой части номинальной стоимости Облигаций производится Платежным агентом по поручению и за счет Эмитента.
2.2.3. Государственный регистрационный номер выпуска ценных бумаг и дата государственной регистрации. ***4-11-30166-F от 04 мая 2006 г.***
2.2.4. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг.

Федеральная служба по финансовым рынкам

2.2.5. Количество размещаемых ценных бумаг и номинальная стоимость каждой ценной бумаги:

1 500 000 (Один миллион пятьсот тысяч) штук, номинальная стоимость каждой облигации 1000 (одна тысяча) рублей

2.2.6. Способ размещения ценных бумаг, а в случае размещения ценных бумаг посредством закрытой подписки – также круг потенциальных приобретателей ценных бумаг.

Способ размещения - открытая подписка.

2.2.7. Предоставление акционерам эмитента и/или иным лицам преимущественного права приобретения ценных бумаг.

Преимущественное право приобретения ценных бумаг выпуска не предусмотрено

2.2.8. Цена размещения ценных бумаг или порядок ее определения.

Цена размещения Облигаций в первый и последующие дни размещения устанавливается равной номинальной стоимости и составляет 1 000 (Одна тысяча) рублей за одну Облигацию. Начиная со второго дня размещения Облигаций, покупатель при совершении операции купли-продажи Облигаций также уплачивает накопленный купонный доход по Облигациям (НКД), рассчитываемый по следующей формуле:

НКД = Nom * C1 * ((T - T0)/ 365)/ 100%

где:

НКД - накопленный купонный доход, руб.;

Nom - номинальная стоимость одной Облигации, руб.;

C1 - размер процентной ставки по первому купону, проценты годовых;

T - дата размещения Облигаций, на которую вычисляется НКД;

T0- дата начала размещения Облигаций;

Величина накопленного купонного дохода в расчете на одну Облигацию определяется с точностью до одной копейки (округление производится по правилам математического округления). При этом под правилом математического округления следует понимать метод округления, при котором значение целой копейки (целых копеек) не изменяется, если первая за округляемой цифра равна от 0 до 4, и изменяется, увеличиваясь на единицу, если первая за округляемой цифра равна от 5 до 9.

Форма оплаты - денежными средствами в безналичном порядке в валюте Российской Федерации;

2.2.9. Срок размещения ценных бумаг или порядок его определения.

Размещение Облигаций начинается не ранее, чем через 2 (Две) недели после раскрытия Эмитентом информации о государственной регистрации выпуска Облигаций и о порядке доступа к информации, содержащейся в Проспекте ценных бумаг, в соответствии с нормативными правовыми актами РФ.

Сообщение о государственной регистрации выпуска ценных бумаг будет опубликовано Эмитентом в форме сообщения о существенном факте «Сведения о выпуске эмитентом ценных бумаг» в следующем порядке и сроки с даты получения письменного уведомления регистрирующего органа о государственной регистрации выпуска ценных бумаг:

- ***в ленте новостей информационных агентств, уполномоченных на публичное предоставление информации, раскрываемой на рынке ценных бумаг («АК&М» и «Интерфакс») (далее - лента новостей) - не позднее 1 (одного) дня;***
- ***на странице в сети «Интернет» по адресу http://www.dsv.ru - не позднее 3 (Трех) дней;***
- ***в газете «Золотой рог» - не позднее 5 (Пяти) дней.***

Сообщение также будет опубликовано в «Приложении к Вестнику ФСФР России» не позднее 30 (Тридцати) дней с указанной даты.

Дата начала размещения Облигаций определяется Эмитентом после государственной регистрации выпуска Облигаций и публично раскрывается Эмитентом.

Эмитент публикует сообщение о Дате начала размещения в следующем порядке:

- в ленте новостей - не позднее, чем за 5 (Пять) дней до даты начала размещения Облигаций;

- на странице в сети «Интернет» http://www.dsv.ru - не позднее, чем за 4 (Четыре) дня до даты начала размещения Облигаций.

Дата окончания размещения или порядок ее определения: ***Датой окончания размещения***

является более ранняя из следующих дат:
а) 15-й (пятнадцатый) рабочий день с даты начала размещения Облигаций;
б) дата размещения последней Облигации выпуска.
При этом дата окончания размещения не может быть позднее одного года с даты государственной регистрации выпуска Облигаций

2.2.10. Факт регистрации (отсутствия регистрации) проспекта ценных бумаг одновременно с государственной регистрацией выпуска этих ценных бумаг. ***Одновременно с государственной регистрацией выпуска зарегистрирован проспект ценных бумаг***

2.2.11. В случае регистрации проспекта ценных бумаг – порядок обеспечения доступа к информации, содержащейся в проспекте ценных бумаг.

В срок не более 3 (Трех) дней с даты получения Эмитентом письменного уведомления регистрирующего органа о государственной регистрации выпуска ценных бумаг Эмитент публикует текст зарегистрированного Проспекта ценных бумаг на странице в сети «Интернет» по адресу http://www.dsv.ru.

Текст зарегистрированного Проспекта ценных бумаг будет доступен в сети «Интернет» с даты его опубликования до истечения не менее 6 месяцев с даты опубликования зарегистрированного Отчета об итогах выпуска ценных бумаг в сети «Интернет».

Эмитент обеспечивает доступ к информации, содержащейся в зарегистрированных Решении о выпуске ценных бумаг и Проспекте ценных бумаг путем предоставления всем заинтересованным лицам возможности ознакомиться с экземплярами зарегистрированных Решения о выпуске ценных бумаг и Проспекта ценных бумаг и получить копии указанных документов по следующим адресам:

ОАО «Дальсвязь»
Место нахождения: Российская Федерация, 690950, г.Владивосток, ул.Светланская, 57
Тел.: (4232) 222-864
Факс: (4232) 222-864

ОАО АКБ «Связь-Банк»
Место нахождения: Россия, 125375, Москва, ул. Тверская, д.7
Телефон: (495) 771-32-60
Факс: (495) 975-24-66

Эмитент обязан предоставить копии указанных документов владельцам Облигаций и иным заинтересованным лицам по их требованию за плату, не превышающую расходы на копирование указанных документов в срок не более 7 (Семи) дней с даты предъявления требования.

2.2.12. В случае подписания проспекта ценных бумаг финансовым консультантом на рынке ценных бумаг – указание на это обстоятельство, а также полное и сокращенное фирменные наименования финансового консультанта на рынке ценных бумаг, его место нахождения.

Сведения о финансовом консультанте на рынке ценных бумаг, подписавшего Проспект ценных бумаг:
Полное фирменное наименование: Закрытое акционерное общество «Инвестиционная компания «АВК»
Сокращенное фирменное наименование: ЗАО «ИК АВК»
Место нахождения финансового консультанта: Россия, 196605, Санкт-Петербург, г. Пушкин, павильон Урицкого, д. 1

3. Подпись

3.1.Генеральный директор ОАО «Дальсвязь» Алексеев А. А.

____
(подпись)

3.2. Дата “ 12 ” мая 2006 г. М.П.

VI-11

Summary of the Communication on the Material Fact of "Far-Eastern Telecommunication Company" OJSC "Information on the Report of Financial Consultant on the Results of the Issue of Papers (the "Communication)" on July 19, 2006

The Communication contains detailed information on the material fact code no. 0530166F18072006 that consists in information about the report of the financial consultant "Investment Company ABK" CJSC (the "Consultant) on the results of the issue of papers (2000000 interest bearing certified inconvertible bonds with 1000 rubles nominal value, serial number D2, with obligatory centralized storage (the "Bonds") placed by public offering).

(Original full document in Russian is enclosed herewith)

СООБЩЕНИЕ О СУЩЕСТВЕННОМ ФАКТЕ
«СВЕДЕНИЯ О ВЫПУСКЕ ЭМИТЕНТОМ ЦЕННЫХ БУМАГ»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента (для некоммерческой организации – наименование)	***Открытое акционерное общество «Дальневосточная компания электросвязи»***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «Дальсвязь»***
1.3. Место нахождения эмитента	***690950, г.Владивосток, ГСП, ул. Светланская, 57***
1.4. ОГРН эмитента	***1022501276159***
1.5. ИНН эмитента	***2540014227***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***30166-F***
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	***http://www.dsv.ru***
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	***«Золотой рог»***

1.9. Код (коды) существенного факта (фактов)	***0530166F18072006***

2. Содержание сообщения

2.4. Сведения о государственной регистрации отчета об итогах выпуска ценных бумаг.

2.4.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: ***неконвертируемые процентные документарные облигации на предъявителя серии Д2 с обязательным централизованным хранением (далее - Облигации, Облигации серии Д2).***

2.4.2. Срок погашения: ***Облигации погашаются последовательно частями в следующие сроки:***

в 1274-й день с даты начала размещения каждая Облигация погашается частично в размере 15% от номинальной стоимости,

в 1456-й день с даты начала размещения каждая Облигация погашается частично в размере 15% от номинальной стоимости,

в 1638-й день с даты начала размещения каждая Облигация погашается частично в размере 15% от номинальной стоимости,

в 1820-й день с даты начала размещения каждая Облигация погашается частично в размере 15% от номинальной стоимости,

в 2002-й день с даты начала размещения каждая Облигация погашается частично в размере 20% от номинальной стоимости,

в 2184-й день с даты начала размещения каждая Облигация погашается частично в размере 20% от номинальной стоимости.

Если дата погашения части номинальной стоимости Облигаций приходится на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

Даты начала и даты окончания погашения каждой части номинальной стоимости Облигаций совпадают.

Погашение каждой части номинальной стоимости Облигаций производится

Платежным агентом по поручению и за счет Эмитента.

2.4.3. Государственный регистрационный номер выпуска ценных бумаг и дата государственной регистрации: ***4-10-30166-F от 04.05.2006 года.***

2.4.4. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***Федеральная служба по финансовым рынкам.***

2.4.5. Количество размещенных ценных бумаг и номинальная стоимость каждой ценной бумаги: ***2 000 000 (Два миллиона) штук номинальной стоимостью 1 000 (Одна тысяча) рублей каждая.***

2.4.6. Доля фактически размещенных ценных бумаг от общего количества ценных бумаг выпуска, подлежавших размещению: ***100% от общего количества Облигаций выпуска.***

2.4.7. Способ размещения ценных бумаг: ***открытая подписка.***

2.4.8. Дата фактического начала размещения ценных бумаг: ***07 июня 2006 года***

2.4.9. Дата фактического окончания размещения ценных бумаг: ***07 июня 2006 года***

2.4.10. Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***13.07.2006 года.***

2.4.11. Наименование регистрирующего органа, осуществившего государственную регистрацию отчета об итогах выпуска ценных бумаг: ***Федеральная служба по финансовым рынкам.***

2.4.12. Факт регистрации проспекта ценных бумаг одновременно с государственной регистрацией выпуска этих ценных бумаг: ***Проспект ценных бумаг зарегистрирован 04.05.2006 года одновременно с государственной регистрацией выпуска этих ценных бумаг.***

2.4.13. В случае регистрации проспекта ценных бумаг - порядок обеспечения доступа к информации, содержащейся в отчете об итогах выпуска ценных бумаг:

В срок не более 3 (Трех) дней с даты получения Эмитентом письменного уведомления регистрирующего органа о государственной регистрации Отчета об итогах выпуска ценных бумаг Эмитент опубликует текст зарегистрированного Отчета об итогах выпуска ценных бумаг на странице в сети «Интернет» по адресу http://www.dsv.ru.

Текст зарегистрированного Отчета об итогах выпуска ценных бумаг должен быть доступен в сети «Интернет» в течение не менее 6 (Шести) месяцев с даты его опубликования в сети «Интернет».

Эмитент обеспечивает доступ к информации, содержащейся в зарегистрированном Отчете об итогах выпуска ценных бумаг путем предоставления всем заинтересованным лицам возможности ознакомиться с экземпляром зарегистрированного Отчета об итогах выпуска ценных бумаг и получить его копию по следующим адресам:

ОАО «Дальсвязь»

Место нахождения: 690950, г.Владивосток, ГСП, ул.Светланская, 57

Тел.: (4232) 222-864

Факс: (4232) 222-864

ОАО АКБ «Связь-Банк»

Место нахождения: Россия, 125375, Москва, ул. Тверская, д.7

Телефон: (495) 771-32-60

Факс: (495) 975-24-66

Эмитент обязан предоставить копии указанных документов владельцам Облигаций и иным заинтересованным лицам по их требованию за плату, не превышающую расходы на копирование указанных документов в срок не более 7 (Семи) дней с даты предъявления требования.

2.4.14. В случае подписания отчета об итогах выпуска ценных бумаг финансовым консультантом на рынке ценных бумаг – указание на это обстоятельство, а также полное и сокращенное фирменные наименования финансового консультанта на рынке ценных бумаг, его место нахождения:

Отчет об итогах выпуска ценных бумаг подписан финансовым консультантом на рынке ценных бумаг

полное фирменное наименование финансового консультанта: ***Закрытое акционерное общество "Инвестиционная компания АВК";***

сокращенное фирменное наименование: ***ЗАО "ИК АВК";*** Место нахождения финансового консультанта: ***Россия, 196605, Санкт-Петербург, г. Пушкин, павильон Урицкого, д. 1***

3. Подпись		
3.1. И.О.Генерального директора ОАО «Дальсвязь»	_____________________ (подпись)	В.И.Добровольский
3.2. Дата “ 19 ” июля 20 06 г.	М.П.	

Summary of the Communication on the Material Fact of "Far-Eastern Telecommunication Company" OJSC "Information on the Report of Financial Consultant on the Results of the Issue of Papers (the "Communication)" on July 19, 2006

The Communication contains detailed information on the material fact code no. 0530166F18072006 that consists in information about the report of the financial consultant "Investment Company ABK" CJSC (the "Consultant) on the results of the issue of papers (1500000 interest bearing certified inconvertible bonds with 1000 rubles nominal value, serial number D3, with obligatory centralized storage (the "Bonds") placed by public offering).

(Original full document in Russian is enclosed herewith)

СООБЩЕНИЕ О СУЩЕСТВЕННОМ ФАКТЕ
«СВЕДЕНИЯ О ВЫПУСКЕ ЭМИТЕНТОМ ЦЕННЫХ БУМАГ»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента (для некоммерческой организации – наименование)	*Открытое акционерное общество «Дальневосточная компания электросвязи»*
1.2. Сокращенное фирменное наименование эмитента	*ОАО «Дальсвязь»*
1.3. Место нахождения эмитента	*690950, г.Владивосток, ГСП, ул. Светланская, 57*
1.4. ОГРН эмитента	*1022501276159*
1.5. ИНН эмитента	*2540014227*
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	*30166-F*
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	*http://www.dsv.ru*
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	*«Золотой рог»*

1.9. Код (коды) существенного факта (фактов)	*0530166F18072006*

2. Содержание сообщения

2.4. Сведения о государственной регистрации отчета об итогах выпуска ценных бумаг.

2.4.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: ***неконвертируемые процентные документарные облигации на предъявителя серии Д3 с обязательным централизованным хранением (далее - Облигации, Облигации серии Д3).***

2.4.2. Срок погашения: ***Облигации погашаются последовательно частями в следующие сроки:***

в 546-й день с даты начала размещения каждая Облигация погашается частично в размере 20% от номинальной стоимости,

в 728-й день с даты начала размещения каждая Облигация погашается частично в размере 20% от номинальной стоимости,

в 910-й день с даты начала размещения каждая Облигация погашается частично в размере 30% от номинальной стоимости,

в 1092-й день с даты начала размещения каждая Облигация погашается частично в размере 30% от номинальной стоимости.

Если дата погашения части номинальной стоимости Облигаций приходится на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

Даты начала и даты окончания погашения каждой части номинальной стоимости Облигаций совпадают.

Погашение каждой части номинальной стоимости Облигаций производится Платежным агентом по поручению и за счет Эмитента.

2.4.3. Государственный регистрационный номер выпуска ценных бумаг и дата государственной регистрации: ***4-11-30166-F от 04.05.2006 года.***

2.4.4. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска ценных бумаг: ***Федеральная служба по финансовым рынкам.***
2.4.5. Количество размещенных ценных бумаг и номинальная стоимость каждой ценной бумаги: ***1 500 000 (Один миллион пятьсот тысяч) штук номинальной стоимостью 1 000 (Одна тысяча) рублей каждая.***
2.4.6. Доля фактически размещенных ценных бумаг от общего количества ценных бумаг выпуска, подлежавших размещению: ***100% от общего количества Облигаций выпуска.***
2.4.7. Способ размещения ценных бумаг: ***открытая подписка.***
2.4.8. Дата фактического начала размещения ценных бумаг: ***07 июня 2006 года***
2.4.9. Дата фактического окончания размещения ценных бумаг: ***07 июня 2006 года***
2.4.10. Дата государственной регистрации отчета об итогах выпуска ценных бумаг: ***13.07.2006 года.***
2.4.11. Наименование регистрирующего органа, осуществившего государственную регистрацию отчета об итогах выпуска ценных бумаг: ***Федеральная служба по финансовым рынкам.***
2.4.12. Факт регистрации проспекта ценных бумаг одновременно с государственной регистрацией выпуска этих ценных бумаг: ***Проспект ценных бумаг зарегистрирован 04.05.2006 года одновременно с государственной регистрацией выпуска этих ценных бумаг.***

2.4.13. В случае регистрации проспекта ценных бумаг - порядок обеспечения доступа к информации, содержащейся в отчете об итогах выпуска ценных бумаг:

В срок не более 3 (Трех) дней с даты получения Эмитентом письменного уведомления регистрирующего органа о государственной регистрации Отчета об итогах выпуска ценных бумаг Эмитент опубликует текст зарегистрированного Отчета об итогах выпуска ценных бумаг на странице в сети «Интернет» по адресу http://www.dsv.ru.
Текст зарегистрированного Отчета об итогах выпуска ценных бумаг должен быть доступен в сети «Интернет» в течение не менее 6 (Шести) месяцев с даты его опубликования в сети «Интернет».
Эмитент обеспечивает доступ к информации, содержащейся в зарегистрированном Отчете об итогах выпуска ценных бумаг путем предоставления всем заинтересованным лицам возможности ознакомиться с экземпляром зарегистрированного Отчета об итогах выпуска ценных бумаг и получить его копию по следующим адресам:

ОАО «Дальсвязь»
Место нахождения: 690950, г.Владивосток, ГСП, ул.Светланская, 57
Тел.: (4232) 222-864
Факс: (4232) 222-864

ОАО АКБ «Связь-Банк»
Место нахождения: Россия, 125375, Москва, ул. Тверская, д.7
Телефон: (495) 771-32-60
Факс: (495) 975-24-66

Эмитент обязан предоставить копии указанных документов владельцам Облигаций и иным заинтересованным лицам по их требованию за плату, не превышающую расходы на копирование указанных документов в срок не более 7 (Семи) дней с даты предъявления требования.

2.4.14. В случае подписания отчета об итогах выпуска ценных бумаг финансовым консультантом на рынке ценных бумаг – указание на это обстоятельство, а также полное и сокращенное фирменные наименования финансового консультанта на рынке ценных бумаг, его место нахождения:
Отчет об итогах выпуска ценных бумаг подписан финансовым консультантом на рынке ценных бумаг
полное фирменное наименование финансового консультанта: ***Закрытое акционерное общество "Инвестиционная компания АВК";***

сокращенное фирменное наименование: ***ЗАО "ИК АВК";***
Место нахождения финансового консультанта: ***Россия, 196605, Санкт-Петербург, г. Пушкин, павильон Урицкого, д. 1***

3. Подпись		
3.1. И.О.Генерального директора ОАО «Дальсвязь»	____________________ (подпись)	В.И.Добровольский
3.2. Дата “ 19 ” июля 20 06 г.	М.П.	

VI-13

Summary of the Communication on the Material Fact of "Far-Eastern Telecommunication Company" OJSC "Information on the Dates of Closure of the Register of the Issuer (the "Communication)" on April 26, 2006

The Communication contains information on the material fact code no. 0830166F26042006 that consists in the decision of the Board of Directors (minutes no. 23 on April 26, 2006) on the date of closure of the list of persons with a right to participate in an annual General Meeting of Shareholders that is April 28, 2006.

(Original full document in Russian is enclosed herewith)

4

Сообщение о существенном факте
«Сведения о датах закрытия реестра эмитентов»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента (для некоммерческой организации – наименование)	***Открытое акционерное общество «Дальневосточная компания электросвязи»***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «Дальсвязь»***
1.3. Место нахождения эмитента	***690950, ГСП, г.Владивосток, ул.Светланская, 57***
1.4. ОГРН эмитента	***1022501276159***
1.5. ИНН эмитента	***2540014227***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***30166-F***
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	***http://www.dsv.ru/child.php?id=20***
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	***газета «Золотой Рог», журнал «Приложение к «Вестнику ФСФР»***

1.9. Код (коды) существенного факта (фактов)	***0830166F26042006***

2. Содержание сообщения
2.1 Вид, категория (тип), серия и иные идентификационные признаки именных ценных бумаг: ***акции обыкновенные именные бездокументарные, акции привилегированные именные бездокументарные***
2.2 Цель, для которой составляется список владельцев именных ценных бумаг: ***список лиц, имеющих право на участие в годовом общем собрании акционеров.***
2.3 Дата, на которую составляется список владельцев именных ценных бумаг: ***28.04.2006г.***
2.4 Дата составления протокола собрания (заседания) уполномоченного органа управления эмитента, на котором принято решение о дате составления списка владельцев именных ценных бумаг эмитента или иное решение, являющееся основанием для определения даты составления такого списка: ***протокол заседания Совета директоров №23 от 26.04.2006г.***

3. Подпись		
3.1. И.о.генерального директора ОАО «Дальсвязь»	______________ (подпись)	А.Ю.Колпаков
3.2. Дата «26» апреля_ 2006г.	М.П.	

VI - 14

Summary of the Communication on the Material Fact
of "Far-Eastern Telecommunication Company" OJSC
"Information on the Decision
of the Authorized Body of "Far-Eastern Telecommunication Company" OJSC
on the Issue of Emissive Papers (the "Communication)"
on March 7, 2006

The Communication contains detailed information on the material fact code no. 1130166F06032006 that consists in decision of the Board of Directors (minutes no. 20, March 6, 2006) on the placement by a public offering of 1500000 interest bearing certified inconvertible bonds with 1000 rubles nominal value, serial number D3, with obligatory centralized storage (the "Bonds"). The 546-th, 728-th, 910-th and 1092-nd days from the placement launch are defined as the dates of partial maturity.

(Original full document in Russian is enclosed herewith)

Сообщение о существенном факте
"Сведения о принятии уполномоченным органом эмитента решения о выпуске эмиссионных ценных бумаг"

1. Общие сведения	
1.1. Полное фирменное наименование эмитента (для некоммерческой организации – наименование)	***Открытое акционерное общество «Дальневосточная компания электросвязи»***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «Дальсвязь»***
1.3. Место нахождения эмитента	***690950, г. Владивосток, ГСП, ул. Светланская, 57***
1.4. ОГРН эмитента	***1022501276159***
1.5. ИНН эмитента	***2540014227***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***30166-F***
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	***http://www.dsv.ru***
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	***«Золотой рог»***

1.9. Коды существенных фактов	***1130166F06032006***

2. Содержание сообщения

2.1.Орган управления эмитента, принявший решение об утверждении решения о выпуске ценных бумаг: ***Совет директоров Эмитента.***
2.2.Дата проведения собрания (заседания) органа управления эмитента, на котором принято решение об утверждении решения о выпуске ценных бумаг: ***03 марта 2006 г.***
2.3.Дата составления и номер протокола собрания (заседания) органа управления эмитента, на котором принято решение об утверждении решения о выпуске ценных бумаг: ***Протокол N 20 от 06 марта 2006 г.***
2.4. Вид, категория (тип), серия и иные идентификационные признаки размещаемых ценных бумаг: ***неконвертируемые процентные документарные облигации на предъявителя серии Д3 с обязательным централизованным хранением (далее - Облигации).***
2.5. Количество размещаемых ценных бумаг и номинальная стоимость каждой размещаемой ценной бумаги: ***1 500 000 (Один миллион пятьсот тысяч) Облигаций номинальной стоимостью 1000 (Одна тысяча) рублей каждая.***
2.6. Способ размещения ценных бумаг: ***открытая подписка.***
2.7 .Цена размещения ценных бумаг или порядок ее определения: ***Цена размещения Облигаций в первый и последующие дни размещения устанавливается равной номинальной стоимости и составляет 1 000 (Одна тысяча) рублей за одну Облигацию. Начиная со второго дня размещения Облигаций выпуска, покупатель при совершении операции купли-продажи Облигаций также уплачивает накопленный купонный доход по Облигациям (НКД), рассчитываемый по следующей формуле***
НКД = Nom * C1 * ((T - T0)/ 365)/ 100%
где:
НКД - накопленный купонный доход, руб.;
Nom - номинальная стоимость одной Облигации, руб.;
C1 - размер процентной ставки по первому купону, проценты годовых;
T - дата размещения Облигаций, на которую вычисляется НКД;
T0- дата начала размещения Облигаций.
Величина накопленного купонного дохода в расчете на одну Облигацию определяется с точностью до одной копейки (округление производится по правилам математического округления). При этом под

правилом математического округления следует понимать метод округления, при котором значение целой копейки (целых копеек) не изменяется, если первая за округляемой цифра равна от 0 до 4, и изменяется, увеличиваясь на единицу, если первая за округляемой цифра равна от 5 до 9.

2.8.Срок (даты начала и окончания) размещения ценных бумаг или порядок его определения:

Размещение Облигаций начинается не ранее, чем через 2 (Две) недели после раскрытия Эмитентом информации о государственной регистрации выпуска Облигаций и о порядке доступа к информации, содержащейся в Проспекте ценных бумаг, в соответствии с нормативными правовыми актами РФ.

Сообщение о государственной регистрации выпуска ценных бумаг будет опубликовано Эмитентом в форме сообщения о существенном факте «Сведения о выпуске эмитентом ценных бумаг» в следующем порядке и сроки с даты получения письменного уведомления регистрирующего органа о государственной регистрации выпуска ценных бумаг:

- ***в ленте новостей информационных агентств, уполномоченных на публичное предоставление информации, раскрываемой на рынке ценных бумаг («АК&М» и «Интерфакс») (далее - лента новостей) - не позднее 1 (одного) дня;***
- ***на странице в сети «Интернет» по адресу http://www.dsv.ru - не позднее 3 (Трех) дней;***
- ***в газете «Золотой рог» - не позднее 5 (Пяти) дней.***

Сообщение также будет опубликовано в «Приложении к Вестнику ФСФР России» не позднее 30 (Тридцати) дней с указанной даты.

Дата начала размещения Облигаций определяется Эмитентом после государственной регистрации выпуска Облигаций и публично раскрывается Эмитентом.

Эмитент публикует сообщение о Дате начала размещения в следующем порядке:

- в ленте новостей - не позднее, чем за 5 (Пять) дней до даты начала размещения Облигаций;

- на странице в сети «Интернет» http://www.dsv.ru - не позднее, чем за 4 (Четыре) дня до даты начала размещения Облигаций.

Дата окончания размещения или порядок ее определения: ***Датой окончания размещения является более ранняя из следующих дат:***

а) 15-й (пятнадцатый) рабочий день с даты начала размещения Облигаций;

б) дата размещения последней Облигации выпуска.

При этом дата окончания размещения не может быть позднее одного года с даты государственной регистрации выпуска Облигаций

2.9. Иные условия размещения ценных бумаг, определенные решением о размещении ценных бумаг:

Общая номинальная стоимость Облигаций: 1 500 000 000 (Один миллиард пятьсот миллионов) рублей

Форма оплаты - денежными средствами в безналичном порядке в валюте Российской Федерации;

Форма, порядок и сроки погашения Облигаций - Погашение Облигаций осуществляется денежными средствами в валюте Российской Федерации в безналичном порядке.

Облигации погашаются последовательно частями в следующие сроки:

в 546-й день с даты начала размещения каждая Облигация погашается частично в размере 20% от номинальной стоимости

в 728-й день с даты начала размещения каждая Облигация погашается частично в размере 20% от номинальной стоимости

в 910-й день с даты начала размещения каждая Облигация погашается частично в размере 30% от номинальной стоимости

в 1092-й день с даты начала размещения каждая Облигация погашается частично в размере 30% от номинальной стоимости

Погашение каждой части номинальной стоимости Облигаций производится платёжным агентом по поручению и за счет Эмитента.

Если дата погашения части номинальной стоимости Облигаций приходится на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

Возможность приобретения Облигаций - Предусмотрена возможность приобретения Облигаций Эмитентом с возможностью их дальнейшего обращения в соответствии с Решением о выпуске ценных бумаг и Проспектом ценных бумаг.

Иные условия размещения Облигаций предусмотрены Решением о выпуске ценных бумаг.

3. Подпись		
3.1. И.О.Генерального директора ОАО «Дальсвязь»	____________ (подпись)	Колпаков А.Ю.
3.2. Дата “ 07 ” марта 20 06 г.	М.П.	

Summary of the Communication on the Material Fact of "Far-Eastern Telecommunication Company" OJSC "Information on the Decision of the Authorized Body of "Far-Eastern Telecommunication Company" OJSC on the Issue of Emissive Papers (the "Communication)" on March 7, 2006

The Communication contains detailed information on the material fact code no. 1130166F06032006 that consists in decision of the Board of Directors (minutes no. 20, March 6, 2006) on the placement by a public offering of 2000000 interest bearing certified inconvertible bonds with 1000 rubles nominal value, serial number D2, with obligatory centralized storage (the "Bonds"). The 1,274-th, 1456-th, 1638-th, 1820-th, 2002-nd and 2184-th days from the placement launch are defined as the dates of partial maturity.

(Original full document in Russian is enclosed herewith)

Сообщение о существенном факте
"Сведения о принятии уполномоченным органом эмитента решения о выпуске эмиссионных ценных бумаг"

1. Общие сведения	
1.1. Полное фирменное наименование эмитента (для некоммерческой организации – наименование)	*Открытое акционерное общество «Дальневосточная компания электросвязи»*
1.2. Сокращенное фирменное наименование эмитента	*ОАО «Дальсвязь»*
1.3. Место нахождения эмитента	*690950, г. Владивосток, ГСП, ул. Светланская, 57*
1.4. ОГРН эмитента	*1022501276159*
1.5. ИНН эмитента	*2540014227*
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	*30166-F*
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	*http://dsv.ru/child.php?id=977*
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	*«Золотой рог»*

1.9. Коды существенных фактов	*1130166F06032006*

2. Содержание сообщения
2.1.Орган управления эмитента, принявший решение об утверждении решения о выпуске ценных бумаг: ***Совет директоров Эмитента.*** 2.2.Дата проведения собрания (заседания) органа управления эмитента, на котором принято решение об утверждении решения о выпуске ценных бумаг: ***03 марта 2006 г.*** 2.3.Дата составления и номер протокола собрания (заседания) органа управления эмитента, на котором принято решение об утверждении решения о выпуске ценных бумаг: ***Протокол № 20 от 06 марта 2006 г*** 2.4. Вид, категория (тип), серия и иные идентификационные признаки размещаемых ценных бумаг: ***неконвертируемые процентные документарные облигации на предъявителя серии Д2 с обязательным централизованным хранением (далее - Облигации).*** 2.5. Количество размещаемых ценных бумаг и номинальная стоимость каждой размещаемой ценной бумаги ***2 000 000 (Два миллиона) Облигаций номинальной стоимостью 1000 (Одна тысяча) рублей каждая.*** 2.6. Способ размещения ценных бумаг: ***открытая подписка.*** 2.7 .Цена размещения ценных бумаг или порядок ее определения: ***Цена размещения Облигаций в первый и последующие дни размещения устанавливается равной номинальной стоимости и составляет 000 (Одна тысяча) рублей за одну Облигацию. Начиная со второго дня размещения Облигаций выпуска покупатель при совершении операции купли-продажи Облигаций также уплачивает накопленный купонный доход по Облигациям (НКД), рассчитываемый по следующей формуле*** ***НКД = Nom * C1 * ((T - T0)/ 365)/ 100%*** ***где:*** ***НКД - накопленный купонный доход, руб.;*** ***Nom - номинальная стоимость одной Облигации, руб.;*** ***C1 - размер процентной ставки по первому купону, проценты годовых;*** ***T - дата размещения Облигаций, на которую вычисляется НКД;*** ***T0- дата начала размещения Облигаций.*** Величина накопленного купонного дохода в расчете на одну Облигацию определяется с точностью до одной копейки (округление производится по правилам математического округления). При этом под правилом математического округления следует понимать метод округления, при котором значение целой копейки (целых копеек) не изменяется, если первая за округляемой цифра равна от 0 до 4, и изменяется, увеличиваясь на единицу, если первая за округляемой цифра равна от 5 до 9.2.8.Срок (даты начала и

окончания) размещения ценных бумаг или порядок его определения:
Размещение Облигаций начинается не ранее, чем через 2 (Две) недели после раскрытия Эмитентом информации о государственной регистрации выпуска Облигаций и о порядке доступа к информации содержащейся в Проспекте ценных бумаг, в соответствии с нормативными правовыми актами РФ.

Сообщение о государственной регистрации выпуска ценных бумаг будет опубликовано Эмитентом форме сообщения о существенном факте «Сведения о выпуске эмитентом ценных бумаг» в следующем порядке и сроки с даты получения письменного уведомления регистрирующего органа государственной регистрации выпуска ценных бумаг:
- *в ленте новостей информационных агентств, уполномоченных на публичное предоставлени информации, раскрываемой на рынке ценных бумаг («АК&М» и «Интерфакс») (далее - лента новостей - не позднее 1 (одного) дня;*
- *на странице в сети «Интернет» по адресу http://www.dsv.ru - не позднее 3 (Трех) дней;*
- *в газете «Золотой рог» - не позднее 5 (Пяти) дней.*

Сообщение также будет опубликовано в «Приложении к Вестнику ФСФР России» не позднее 3 (Тридцати) дней с указанной даты.

Дата начала размещения Облигаций определяется Эмитентом после государственной регистраци выпуска Облигаций и публично раскрывается Эмитентом.
Эмитент публикует сообщение о Дате начала размещения в следующем порядке:
- *в ленте новостей - не позднее, чем за 5 (Пять) дней до даты начала размещения Облигаций;*
- *на странице в сети «Интернет» http://www.dsv.ru - не позднее, чем за 4 (Четыре) дня до даты начал размещения Облигаций.*

Дата окончания размещения или порядок ее определения: *Датой окончания размещения является боле ранняя из следующих дат:*
а) 15-й (пятнадцатый) рабочий день с даты начала размещения Облигаций;
б) дата размещения последней Облигации выпуска.
При этом дата окончания размещения не может быть позднее одного года с даты государственно регистрации выпуска Облигаций

2.9. Иные условия размещения ценных бумаг, определенные решением о размещении ценных бумаг:
Общая номинальная стоимость Облигаций: 2 000 000 000 (Два миллиарда) рублей
Форма оплаты - денежными средствами в безналичном порядке в валюте Российской Федерации;
Форма, порядок и сроки погашения Облигаций:
Погашение Облигаций осуществляется денежными средствами в валюте Российской Федерации безналичном порядке.
Облигации погашаются последовательно частями в следующие сроки:
в 1274-й день с даты начала размещения каждая Облигация погашается частично в размере 15% от номинальной стоимости
в 1456-й день с даты начала размещения каждая Облигация погашается частично в размере 15% от номинальной стоимости
в 1638-й день с даты начала размещения каждая Облигация погашается частично в размере 15% от номинальной стоимости
в 1820-й день с даты начала размещения каждая Облигация погашается частично в размере 15% от номинальной стоимости
в 2002-й день с даты начала размещения каждая Облигация погашается частично в размере 20% от номинальной стоимости
в 2184-й день с даты начала размещения каждая Облигация погашается частично в размере 20% от номинальной стоимости
Погашение каждой части номинальной стоимости Облигаций производится платёжным агентом по поручению и за счет Эмитента.
Если дата погашения части номинальной стоимости Облигаций приходится на выходной день независимо от того, будет ли это государственный выходной день или выходной день для расчетны операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.
Возможность приобретения Облигаций:

Предусмотрена возможность приобретения Облигаций Эмитентом с возможностью их дальнейшег[о] обращения в соответствии с Решением о выпуске ценных бумаг и Проспектом ценных бумаг.   ***Иные условия размещения Облигаций предусмотрены Решением о выпуске ценных бумаг.***

3. Подпись		
3.1. И.О.Генерального директора ОАО «Дальсвязь»	_______________ (подпись)	Колпаков А.Ю.
3.2. Дата “ 07 ” марта 20 06 г.	М.П.	

VI - 16

Summary of the Communication on the Material Fact of "Far-Eastern Telecommunication Company" OJSC "Information on the Decision on Placement of Bonds (the "Communication)" on March 7, 2006

The Communication contains detailed information on the material fact code no. 0530166F06032006 that consists, in particular, in decision of "Far-Eastern Telecommunication Company" OJSC (the "Issuer") to place by a public offering 1500000 interest bearing certified inconvertible bonds with 1000 rubles nominal value, serial number D3, with obligatory centralized storage (the "Bonds"). The 546-th, 728-th, 910-th and 1092-nd days from the placement launch are defined as the dates of partial maturity.

(Original full document in Russian is enclosed herewith)

Сообщение о существенном факте
"Сведения о выпуске эмитентом ценных бумаг"

1. Общие сведения	
1.1. Полное фирменное наименование эмитента (для некоммерческой организации – наименование)	*Открытое акционерное общество «Дальневосточная компания электросвязи»*
1.2. Сокращенное фирменное наименование эмитента	*ОАО «Дальсвязь»*
1.3. Место нахождения эмитента	*690950, г. Владивосток, ГСП, ул. Светланская, 57*
1.4. ОГРН эмитента	*1022501276159*
1.5. ИНН эмитента	*2540014227*
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	*30166-F*
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	*http://dsv.ru/child.php?id=977*
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	*«Золотой рог»*

1.9. Код (коды) существенного факта (фактов)	*0530166F06032006*

2. Содержание сообщения

Сведения о принятии решения о размещении ценных бумаг:
2.1.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг.
неконвертируемые процентные документарные облигации на предъявителя серии Д3 с обязательным централизованным хранением (далее - Облигации)
2.1.2. Срок погашения (для облигаций и опционов эмитента):
Облигации погашаются последовательно частями в следующие сроки:
в 546-й день с даты начала размещения каждая Облигация погашается частично в размере 20% от номинальной стоимости
в 728-й день с даты начала размещения каждая Облигация погашается частично в размере 20% от номинальной стоимости
в 910-й день с даты начала размещения каждая Облигация погашается частично в размере 30% от номинальной стоимости
в 1092–й день с даты начала размещения каждая Облигация погашается частично в размере 30% от номинальной стоимости выпуска.
Погашение Облигаций осуществляется денежными средствами в валюте Российской Федерации в безналичном порядке.
Погашение каждой части номинальной стоимости производится платежным агентом по поручению и за счет Эмитента.
Если дата погашения части номинальной стоимости Облигаций приходится на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.
2.1.3. . Количество размещаемых ценных бумаг и номинальная стоимость каждой размещаемой ценной бумаги: ***1 500 000 (Один миллион пятьсот тысяч) Облигаций номинальной стоимостью 1 000 (Одна тысяча) рублей каждая***
2.1.4. Способ размещения ценных бумаг: ***открытая подписка***
2.1.5. Иные условия размещения ценных бумаг, определенные решением об их размещении:
Общая номинальная стоимость Облигаций: 1 500 000 000 (Один миллиард пятьсот миллионов) рублей
Цена размещения Облигаций:
Цена размещения Облигаций в первый и последующие дни размещения устанавливается равной номинальной стоимости и составляет 1 000 (Одна тысяча) рублей за одну Облигацию. Начиная со второго дня размещения Облигаций, покупатель при совершении операции купли-продажи Облигаций также уплачивает накопленный купонный доход по Облигациям (НКД),

рассчитываемый по следующей формуле:

НКД = Nom * C1 * ((T - T0)/ 365)/ 100%

где:

НКД - накопленный купонный доход, руб.;

Nom - номинальная стоимость одной Облигации, руб.;

C1 - размер процентной ставки по первому купону, проценты годовых;

T - дата размещения Облигаций, на которую вычисляется НКД;

T0- дата начала размещения Облигаций.

Форма оплаты - денежными средствами в безналичном порядке в валюте Российской Федерации;

Возможность приобретения Облигаций: ***Предусмотрена возможность приобретения Облигаций Эмитентом с возможностью их дальнейшего обращения в соответствии с Решением о выпуске ценных бумаг и Проспектом ценных бумаг.***

2.1.6

2.1.7 Орган управления Эмитента, принявший решение о размещении ценных бумаг:

Совет директоров ОАО «Дальсвязь»

2.1.8 Дата и место проведения собрания (заседания) уполномоченного органа управления эмитента, на котором принято решение о размещении ценных бумаг: ***«03» марта 2006 г., место проведения: 690950, г. Владивосток, ГСП, ул. Светланская, 57***

2.1.9 Кворум и результаты голосования по вопросу о принятии решения о размещении ценных бумаг:

Из 11 членов Совета директоров участие в голосовании по повестке дня заседания Совета директоров приняли 11 человек.

Итоги голосования:

«за»	-	11 членов Совета директоров: Алексеев А.М., Слизень В.А., Чечельницкий Е.А., Кузнецов С.А., Филиппова Н.В., Орлов С.А., Дегтярев В.В., Репин И.Н., Дудченко В.В., Жан-Луи Тови, Кобищанов М.Ю.
«против»	-	0
«воздержались»	-	0

2.1.10 Дата составления и номер протокола собрания (заседания) уполномоченного органа управления эмитента, на котором принято решение о размещении ценных бумаг: ***Протокол № 20 от «06» марта 2006 г.***

3. Подпись		
3.1.И.О.Генерального директора ОАО «Дальсвязь»	_______________ (подпись)	Колпаков А.Ю.
3.2. Дата “ 07 ” марта 20 06 г.	М.П.	

VI-17

Summary of the Communication on the Material Fact of "Far-Eastern Telecommunication Company" OJSC "Information on the Decision on Placement of Bonds (the "Communication)" on March 7, 2006

The Communication contains detailed information on the material fact code no. 0530166F06032006 that consists, in particular, in decision of "Far-Eastern Telecommunication Company" OJSC (the "Issuer") to place by a public offering 2000000 interest bearing certified inconvertible bonds with 1000 rubles nominal value, serial number D2, with obligatory centralized storage (the "Bonds"). The 1,274-th, 1456-th, 1638-th, 1820-th, 2002-nd and 2184-th days from the placement launch are defined as the dates of partial maturity.

(Original full document in Russian is enclosed herewith)

Сообщение о существенном факте
"Сведения о выпуске эмитентом ценных бумаг"

1. Общие сведения	
1.1. Полное фирменное наименование эмитента (для некоммерческой организации – наименование)	*Открытое акционерное общество «Дальневосточная компания электросвязи»*
1.2. Сокращенное фирменное наименование эмитента	*ОАО «Дальсвязь»*
1.3. Место нахождения эмитента	*690950, г. Владивосток, ГСП, ул. Светланская, 57*
1.4. ОГРН эмитента	*1022501276159*
1.5. ИНН эмитента	*2540014227*
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	*30166-F*
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	*http://dsv.ru/child.php?id=977*
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	*«Золотой рог»*

1.9. Код (коды) существенного факта (фактов)	*0530166F06032006*

2. Содержание сообщения

Сведения о принятии решения о размещении ценных бумаг:
2.1.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг.
неконвертируемые процентные документарные облигации на предъявителя серии Д2 с обязательным централизованным хранением (далее - Облигации)
2.1.2. Срок погашения (для облигаций и опционов эмитента):
Облигации погашаются последовательно частями в следующие сроки:
в 1274-й день с даты начала размещения каждая Облигация погашается частично в размере 15% от номинальной стоимости
в 1456-й день с даты начала размещения каждая Облигация погашается частично в размере 15% от номинальной стоимости
в 1638-й день с даты начала размещения каждая Облигация погашается частично в размере 15% от номинальной стоимости
в 1820-й день с даты начала размещения каждая Облигация погашается частично в размере 15% от номинальной стоимости
в 2002-й день с даты начала размещения каждая Облигация погашается частично в размере 20% от номинальной стоимости
в 2184-й день с даты начала размещения каждая Облигация погашается частично в размере 20% от номинальной стоимости Погашение Облигаций осуществляется денежными средствами в валюте Российской Федерации в безналичном порядке.
Погашение каждой части номинальной стоимости производится платежным агентом по поручению и за счет Эмитента.
Если дата погашения части номинальной стоимости Облигаций приходится на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

2.1.3. Количество размещаемых ценных бумаг и номинальная стоимость каждой размещаемой ценной бумаги:. ***2 000 000 (Два миллиона) Облигаций номинальной стоимостью 1 000 (Одна тысяча) рублей каждая***
2.1.4. Способ размещения ценных бумаг: ***открытая подписка***
2.1.5. Иные условия размещения ценных бумаг, определенные решением об их размещении:
Общая номинальная стоимость Облигаций: 2 000 000 000 (Два миллиарда) рублей
Цена размещения Облигаций:
Цена размещения Облигаций в первый и последующие дни размещения устанавливается равной

номинальной стоимости и составляет 1 000 (Одна тысяча) рублей за одну Облигацию. Начиная со второго дня размещения Облигаций, покупатель при совершении операции купли-продажи Облигаций также уплачивает накопленный купонный доход по Облигациям (НКД), рассчитываемый по следующей формуле:

НКД = Nom * C1 * ((T - T0)/ 365)/ 100%

где:

НКД - накопленный купонный доход, руб.;

Nom - номинальная стоимость одной Облигации, руб.;

C1 - размер процентной ставки по первому купону, проценты годовых;

T - дата размещения Облигаций, на которую вычисляется НКД;

T0- дата начала размещения Облигаций.

Форма оплаты - денежными средствами в безналичном порядке в валюте Российской Федерации;

Возможность приобретения Облигаций: Предусмотрена возможность приобретения Облигаций Эмитентом с возможностью их дальнейшего обращения в соответствии с Решением о выпуске ценных бумаг и Проспектом ценных бумаг.

2.1.6

2.1.7 Орган управления Эмитента, принявший решение о размещении ценных бумаг:

Совет директоров ОАО «Дальсвязь»

2.1.8 Дата и место проведения собрания (заседания) уполномоченного органа управления эмитента, на котором принято решение о размещении ценных бумаг: ***«03» марта 2006 г., место проведения: 690950, г. Владивосток, ГСП, ул. Светланская, 57***

2.1.9 Кворум и результаты голосования по вопросу о принятии решения о размещении ценных бумаг:

Из 11 членов Совета директоров участие в голосовании по повестке дня заседания Совета директоров приняли 11 человек.

Итоги голосования:

«за»	-	11 членов Совета директоров: Алексеев А.М., Слизень В.А., Чечельницкий Е.А., Кузнецов С.А., Филиппова Н.В., Орлов С.А., Дегтярев В.В., Рёпин И.Н., Дудченко В.В., Жан-Луи Тови, Кобищанов М.Ю.
«против»	-	0
«воздержались»	-	0

2.1.10 Дата составления и номер протокола собрания (заседания) уполномоченного органа управления эмитента, на котором принято решение о размещении ценных бумаг: ***Протокол № 20 от «06» марта 2006 г.***

3. Подпись		
3.1.И.О.Генерального директора ОАО «Дальсвязь»	____________ (подпись)	Колпаков А.Ю.
3.2. Дата “ 07 ” марта 20 06 г.	М.П.	

Summary of the Communication on the Material Fact of "Far-Eastern Telecommunication Company" OJSC "Information on the Material Facts that Entailed a One-time Increase (Decrease) of the Net Income of "Far-Eastern Telecommunication Company" OJSC by more than 10 Percent (the "Communication) on August 1, 2005

The Communication contains information on the material fact code no. 0330166F29072005 that consists in a one-time decrease of the net income of "Far-Eastern Telecommunication Company" OJSC by more than 10 percent in the second quarter 2005 as compared to the first quarter 2005 as a result of the following:

- One time transaction on the sale of assets in the first quarter 2005.

(Original full document in Russian is enclosed herewith)

Сообщение о существенном факте
«Сведения о фактах, повлекших разовое увеличение (уменьшение) чистой прибыли или чистых убытков эмитента более чем на 10 процентов»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента (для некоммерческой организации – наименование)	**Открытое акционерное общество «Дальневосточная компания электросвязи»**
1.2. Сокращенное фирменное наименование эмитента	**ОАО «Дальсвязь»**
1.3. Место нахождения эмитента	**690950, ГСП, г.Владивосток, ул.Светланская, 57**
1.4. ОГРН эмитента	**1022501276159**
1.5. ИНН эмитента	**2540014227**
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	**30166-F**
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	**http://www.dsv.ru/child.php?id=20**
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	**газета «Золотой Рог»**

1.9. Код (коды) существенного факта	**0330166F29072005**

2. Содержание сообщения
2.1. Факт (факты), повлекший разовое увеличение чистой прибыли или чистых убытков эмитента более чем на 10 процентов: **проведение разовой сделки по продаже активов в 1 квартале 2005г.**
2.2.Дата появления факта (фактов), повлекшего за собой разовое увеличение (уменьшение) чистой прибыли или чистых убытков эмитента более чем на 10 процентов: **29.07.2005г.**
2.3. Значение чистой прибыли (чистых убытков) эмитента за отчетный период (**1 квартал 2005г.**), предшествующий отчетному периоду, в котором появился соответствующий факт (факты): **273 549 тыс.руб.**
2.4. Значение чистой прибыли (чистых убытков) эмитента за отчетный период (**2 квартал 2005г.**), в котором появился соответствующий факт (факты): **153 653 тыс.руб.**
2.5. Изменение чистой прибыли (чистых убытков) эмитента в абсолютном и процентном отношении: **уменьшение на 119 896 тыс.руб. (-43,83%).**

3. Подписи		
3.1. И.О.Генерального директора	______________	О.В.Мамонтов
3.2. Дата «01» августа 2005 г.	М.П.	
3.3. Главный бухгалтер	______________	А.Д.Карташов
3.3. Дата «01» августа 2005 г.		

Summary of the Communication of "Far-Eastern Telecommunication Company" OJSC on the Material Fact "Information on the Facts that Entailed a One-time Increase of the Net Income of "Far-Eastern Telecommunications Company" OJSC by more than 10 Percent (the "Communication") on May 3, 2006

The Communication contains information on the material fact code no. 0330166F28042006 that consists in a one-time increase of the net income of "Far-Eastern Telecommunications Company" OJSC by more than 10 percent in the year 2005 as a result of the following:

- minimization of expenses and increase of income as a result of sales of new communication services.

Сообщение о существенном факте
«Сведения о фактах, повлекших разовое увеличение (уменьшение) чистой прибыли или чистых убытков эмитента более чем на 10 процентов»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента (для некоммерческой организации – наименование)	***Открытое акционерное общество «Дальневосточная компания электросвязи»***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «Дальсвязь»***
1.3. Место нахождения эмитента	***690950, ГСП, г.Владивосток, ул.Светланская, 57***
1.4. ОГРН эмитента	***1022501276159***
1.5. ИНН эмитента	***2540014227***
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	***30166-F***
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	***http://www.dsv.ru/child.php?id=20***
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	***газета «Золотой Рог», «Приложение к «Вестнику ФСФР»***

1.9. Код (коды) существенного факта	***0330166F28042006***

2. Содержание сообщения
2.1. Факт (факты), повлекший разовое увеличение чистой прибыли или чистых убытков эмитента более чем на 10 процентов: ***минимизация расходов и увеличение доходов за счет продажи новых услуг связи.***
2.2.Дата появления факта (фактов), повлекшего за собой разовое увеличение (уменьшение) чистой прибыли или чистых убытков эмитента более чем на 10 процентов: ***28.04.2006г.***
2.3. Значение чистой прибыли (чистых убытков) эмитента за отчетный период (**31.03.2005г.**), предшествующий отчетному периоду, в котором появился соответствующий факт (факты): ***273 549 тыс.руб.***
2.4. Значение чистой прибыли (чистых убытков) эмитента за отчетный период (**31.03.2006г.**), в котором появился соответствующий факт (факты): ***404 908 тыс.руб.***
2.5. Изменение чистой прибыли (чистых убытков) эмитента в абсолютном и процентном отношении: ***увеличение на 131 359 тыс.руб. (+48,02%).***

3. Подписи

3.1. И.О.Генерального директора _______________ А.Ю.Колпаков

3.2. Дата «03» мая 2006 г.

М.П.

3.3. И.О.Главного бухгалтера _______________ Я.В.Коломеец

3.3. Дата «03» мая 2006 г.

VI-20

Summary of the Communication on the Material Fact of "Far-Eastern Telecommunication Company" OJSC "Information on the Distribution of Earnings per Paper of the Issuer", "Information on the Period of the Discharge of Duties of the Issuer to the Owners of its Papers" (the "Communication)" on May 18, 2005

The Communication contains detailed information on the material facts, codes no. 0630166F18052005, and no. 0930166F18052005, that consist in information about duties of the Issuer been discharged according to the decision of the Board of Directors of "Far-Eastern Telecommunication Company" OJSC (the "Issuer"), minutes no. 13 on May 29, 2003, to pay dividends on bonds of the Issuer series no. D1 and the date May 18, 2005 when this Duty of the Issuer was discharged.

(Original full document in Russian is enclosed herewith)

СООБЩЕНИЕ
О СУЩЕСТВЕННЫХ ФАКТАХ
"СВЕДЕНИЯ О НАЧИСЛЕННЫХ И (ИЛИ) ВЫПЛАЧЕННЫХ ДОХОДАХ ПО ЦЕННЫМ БУМАГАМ ЭМИТЕНТА",
"СВЕДЕНИЯ О СРОКАХ ИСПОЛНЕНИЯ ОБЯЗАТЕЛЬСТВ ЭМИТЕНТА ПЕРЕД ВЛАДЕЛЬЦАМИ ЦЕННЫХ БУМАГ"

1. Полное фирменное наименование эмитента: ***Открытое акционерное общество «Дальневосточная компания электросвязи»***
2. Место нахождения эмитента: ***Российская Федерация, 690950, г. Владивосток, ул. Светланская, д. 57***
3. Присвоенный эмитенту налоговыми органами идентификационный номер налогоплательщика: ***2540014227***
4. Уникальный код эмитента, присваиваемый регистрирующим органом: ***30166-F***
5. Код существенного факта: ***0630166F18052005, 0930166F18052005.***
6. Адрес страницы в сети "Интернет", используемой эмитентом для опубликования сообщений о существенных фактах: ***http://www.dsv.ru/child.php?id=20***
7. Название периодического печатного издания, используемого эмитентом для опубликования сообщений о существенных фактах: ***газета «Золотой Рог»***
8. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: **облигации процентные документарные на предъявителя неконвертируемые с обязательным централизованным хранением серия Д1**
9. Государственный регистрационный номер выпуска (дополнительного выпуска) ценных бумаг, дата государственной регистрации: ***4-09-30166-F от 18.07.2003г.***
10. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска (дополнительного выпуска) ценных бумаг: ***ФКЦБ России***
11. Орган управления эмитента, определивший порядок определения купона по облигациям, и дата составления протокола заседания указанного органа, на котором принято данное решение: **заседание *Совета директоров, протокол №13 от 29.05.2003г.***
12. Общий размер процентов, подлежащий выплате по облигациям эмитента, и размер процентов, подлежащий выплате по одной облигации: **74.790.000 руб., 74,79 руб. на одну облигацию.**
13. Форма выплаты доходов по ценным бумагам эмитента (денежные средства, иное имущество): ***денежные средства.***
14. Дата, в которую обязательство по выплате доходов по ценным бумагам эмитента (дивиденды по акциям, доходы (проценты, номинальная стоимость) по облигациям) должно быть исполнено: ***18 мая 2005г.***
15. Общий размер процентов, выплаченных по облигациям эмитента: **74.790.000 руб.**

И.О.Генерального директора ________________ К.Г.Волошин

Дата "18" мая 2005 г. М.П.

VI-21

Summary of the Communication on the Material Fact of "Far-Eastern Telecommunication Company" OJSC "Information on the Distribution of Earnings per Paper of the Issuer", "Information on the Period of the Discharge of Duties of the Issuer to the Owners of its Papers" (the "Communication)" on December 15, 2005

The Communication contains detailed information on the material facts, codes no. 0630166F15122005 and no. 0930166F15122005, that consist in information about duties of the Issuer been discharged according to the decision of the General Meeting of Shareholders of "Far-Eastern Telecommunication Company" OJSC (the "Issuer"), as of June 14, 2005, to pay dividends on ordinary shares of the Issuer and the date December 15, 2005 when this Duty of the Issuer was discharged.

(Original full document in Russian is enclosed herewith)

RECEIVED
2006 JAN 19 A 10: 52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Сообщение о существенном факте
«Сведения о начисленных и (или) выплаченных доходах по ценным бумагам эмитента»
«Сведения о сроках исполнения обязательств эмитента перед владельцами ценных бумаг»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента (для некоммерческой организации – наименование)	**Открытое акционерное общество «Дальневосточная компания электросвязи»**
1.2. Сокращенное фирменное наименование эмитента	**ОАО «Дальсвязь»**
1.3. Место нахождения эмитента	**690950, ГСП, г.Владивосток, ул.Светланская, 57**
1.4. ОГРН эмитента	**1022501276159**
1.5. ИНН эмитента	**2540014227**
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	**30166-F**
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	**http://www.dsv.ru/child.php?id=20**
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	**газета «Золотой Рог»**

1.9. Код (коды) существенного факта (фактов)	**0630166F15122005** **0930166F15122005**

2. Содержание сообщения
2.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: **акции обыкновенные именные бездокументарные.** 2.2. Государственный регистрационный номер выпуска (дополнительного выпуска) ценных бумаг, дата государственной регистрации: **1-02-30166-F от 20.04.2004г.** 2.3. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска (дополнительного выпуска) ценных бумаг: **ФКЦБ России.** 2.4. Орган управления эмитента, принявший решение о выплате (объявлении) дивидендов по акциям эмитента или определении размера (порядка определения размера) процента (купона) по облигациям эмитента: **общее собрание акционеров.** 2.5. Дата принятия решения о выплате (объявлении) дивидендов по акциям эмитента или определении размера (порядка определения размера) процента (купона) по облигациям эмитента: **14.06.2005г.** 2.6. Дата составления протокола собрания (заседания) уполномоченного органа управления эмитента, на котором принято решение о выплате (объявлении) дивидендов по акциям эмитента или определении размера (порядка определения размера) процента (купона) по облигациям эмитента: **14.06.2005г.** 2.7. Содержание обязательства эмитента, а для денежного обязательства или иного обязательства, которое может быть выражено в денежном выражении, - также размер такого обязательства в денежном выражении: **дивиденды по обыкновенным акциям в размере 114 6977905,20 руб.** 2.8. Дата, в которую обязательство эмитента должно быть исполнено, а в случае, если обязательство должно быть исполнено эмитентом в течение определенного срока

(периода времени), - дата окончания этого срока: **15.12.2005г.**

2.9. Факт исполнения обязательства или неисполнения обязательства (дефолт) эмитента: **обязательство исполнено.**

2.10. В случае неисполнения эмитентом обязательства - причина такого неисполнения, а для денежного обязательства или иного обязательства, которое может быть выражено в денежном выражении, - также размер такого обязательства в денежном выражении, в котором оно не исполнено:

обязательство исполнено не полностью в связи с ошибочными реквизитами, указанными некоторыми получателями дивидендов, а также ряд акционеров не предоставил регистратору реквизиты для выплаты. Размер неисполненного обязательства – 1 544 710,38 руб.

2.11. Общий размер дивидендов, начисленных на акции эмитента определенной категории (типа), и размер дивиденда, начисленного на одну акцию определенной категории (типа):

общий размер дивидендов: 114 697 705.20 руб., ------начислено на 1 акцию – 1,20 руб.

2.12. Форма выплаты доходов по ценным бумагам эмитента (денежные средства, иное имущество): **денежные средства.**

2.13. Общий размер дивидендов, выплаченных по акциям эмитента определенной категории (типа); общий размер процентов и (или) иного дохода, выплаченного по облигациям эмитента определенного выпуска (серии): **113 152 994,82 руб.**

3. Подпись

3.1. Генеральный директор ______________ А.А.Алексеев
(подпись)

3.2. Дата «15» декабря 2005 г. М.П.

Summary of the Communication of "Far-Eastern Telecommunication Company" OJSC on the Material Fact "Information on the Facts that Entailed a One-time Increase of the Net Income of "Far-Eastern Telecommunications Company" OJSC by more than 10 Percent (the "Communication") on April 3, 2006

The Communication contains information on the material fact code no. 0330166F31032006 that consists in a one-time increase of the net income of "Far-Eastern Telecommunications Company" OJSC by more than 10 percent in the year 2004 as a result of the following:

- sale of assets (mobile operators).

Сообщение о существенном факте
«Сведения о фактах, повлекших разовое увеличение (уменьшение) чистой прибыли или чистых убытков эмитента более чем на 10 процентов»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента (для некоммерческой организации – наименование)	**Открытое акционерное общество «Дальневосточная компания электросвязи»**
1.2. Сокращенное фирменное наименование эмитента	**ОАО «Дальсвязь»**
1.3. Место нахождения эмитента	**690950, ГСП, г.Владивосток, ул.Светланская, 57**
1.4. ОГРН эмитента	**1022501276159**
1.5. ИНН эмитента	**2540014227**
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	**30166-F**
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	**http://www.dsv.ru/child.php?id=20**
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	**газета «Золотой Рог»**

1.9. Код (коды) существенного факта	**0330166F31032006**

2. Содержание сообщения
2.1. Факт (факты), повлекший разовое уменьшение чистой прибыли или чистых убытков эмитента более чем на 10 процентов: **в 2004г. увеличение чистой прибыли до 1 144 189 тыс.руб. было связано с продажей компанией сотовых активов.**
2.2.Дата появления факта (фактов), повлекшего за собой разовое увеличение (уменьшение) чистой прибыли или чистых убытков эмитента более чем на 10 процентов: **31.03.2006г.**
2.3. Значение чистой прибыли (чистых убытков) эмитента за отчетный период (**31.12.2004г**.), предшествующий отчетному периоду, в котором появился соответствующий факт (факты): **1 144 189 тыс.руб.**
2.4. Значение чистой прибыли (чистых убытков) эмитента за отчетный период (**31.12.2005г.**), в котором появился соответствующий факт (факты): **851 979 тыс.руб.**
2.5. Изменение чистой прибыли (чистых убытков) эмитента в абсолютном и процентном отношении: **уменьшение на 292 210 тыс.руб. (-25,5%).**

3. Подписи		
3.1. И.О.Генерального директора	______________	В.И.Добровольский
3.2. Дата «03» апреля 2006 г.	М.П.	
3.3. Главный бухгалтер	______________	Е.В.Сидорова
3.3. Дата «03» апреля 2006 г.		

Summary of the Communication of "Far-Eastern Telecommunication Company" OJSC on the Material Fact "Information on the Facts that Entailed a One-time Increase of the Net Income of "Far-Eastern Telecommunications Company" OJSC by more than 10 Percent (the "Communication") on November 2, 2005

The Communication contains information on the material fact code no. 0330166F31102005 that consists in a one-time increase of the net income of "Far-Eastern Telecommunications Company" OJSC by more than 10 percent in the third quarter 2005 as a result of the following:

- higher growth rate of proceeds from sales as compared to growth rate of expenses.

Сообщение о существенном факте
«Сведения о фактах, повлекших разовое увеличение (уменьшение) чистой прибыли или чистых убытков эмитента более чем на 10 процентов»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента (для некоммерческой организации – наименование)	**Открытое акционерное общество «Дальневосточная компания электросвязи»**
1.2. Сокращенное фирменное наименование эмитента	**ОАО «Дальсвязь»**
1.3. Место нахождения эмитента	**690950, ГСП, г.Владивосток, ул.Светланская, 57**
1.4. ОГРН эмитента	**1022501276159**
1.5. ИНН эмитента	**2540014227**
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	**30166-F**
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	**http://www.dsv.ru/child.php?id=20**
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	**газета «Золотой Рог»**

1.9. Код (коды) существенного факта	**0330166F31102005**

2. Содержание сообщения
2.1. Факт (факты), повлекший разовое увеличение чистой прибыли или чистых убытков эмитента более чем на 10 процентов: **опережающий темп роста выручки по сравнению с темпами роста затрат.**
2.2.Дата появления факта (фактов), повлекшего за собой разовое увеличение (уменьшение) чистой прибыли или чистых убытков эмитента более чем на 10 процентов: **31.10.2005г.**
2.3. Значение чистой прибыли (чистых убытков) эмитента за отчетный период (**2 квартал 2005г**.), предшествующий отчетному периоду, в котором появился соответствующий факт (факты): **153 653 тыс.руб.**
2.4. Значение чистой прибыли (чистых убытков) эмитента за отчетный период (**3 квартал 2005г.**), в котором появился соответствующий факт (факты): **289 991 тыс.руб.**
2.5. Изменение чистой прибыли (чистых убытков) эмитента в абсолютном и процентном отношении: **увеличение на 136 338 тыс.руб. (+88,73%).**

3. Подписи		
3.1. И.О.Генерального директора	_______________	В.И.Добровольский
3.2. Дата «02» ноября 2005 г.	М.П.	
3.3. Главный бухгалтер	_______________	А.Д.Карташов
3.3. Дата «02» ноября 2005 г.		

VI-24

Summary of the Communication on the Material Fact
of “Far-Eastern Telecommunication Company” OJSC
“Information on the Dates of Closure of the Register of the Issuer (the “Communication)”
on April 18, 2005

The Communication contains information on the material fact code no. 0830166F15042005 that consists in the decision of the Board of Directors as of April 15, 2005 on the date of closure of the list of persons with a right to participate in an annual General Meeting of Shareholders that is April 25, 2005.

(Original full document in Russian is enclosed herewith)

СООБЩЕНИЕ
О СУЩЕСТВЕННОМ ФАКТЕ
“СВЕДЕНИЯ О ДАТАХ ЗАКРЫТИЯ РЕЕСТРА ЭМИТЕНТА”

1. Полное фирменное наименование эмитента (для некоммерческой организации - наименование) с указанием организационно-правовой формы: ***Открытое акционерное общество «Дальневосточная компания электросвязи»***

2. Место нахождения эмитента: ***690950, ГСП, г.Владивосток, ул.Светланская, 57***

3. Присвоенный эмитенту налоговыми органами идентификационный номер налогоплательщика: ***2540014227.***

4. Уникальный код эмитента, присваиваемый регистрирующим органом: ***30166-F***

5. Код существенного факта: ***0830166F15042005***

6. Адрес страницы в сети “Интернет”, используемой эмитентом для опубликования сообщений о существенных фактах: ***http://www.dsv.ru/child.php?id=20***

7. Название периодического печатного издания, используемого эмитентом для опубликования сообщений о существенных фактах: ***журнал «Приложение к «Вестнику ФКЦБ», газета «Золотой Рог»***

8. Вид, категория (тип), серия и иные идентификационные признаки именных ценных бумаг: ***акции обыкновенные именные бездокументарные, акции привилегированные именные бездокументарные***

9. Цель, для которой составляется список владельцев именных ценных бумаг: ***список лиц, имеющих право на участие в годовом общем собрании акционеров.***

10. Дата, на которую составляется список владельцев именных ценных бумаг: ***25.04.2005г.***

11.Дата составления протокола собрания (заседания) уполномоченного органа управления эмитента, на котором принято решение о дате составления списка владельцев именных ценных бумаг эмитента или иное решение, являющееся основанием для определения даты составления такого списка расчетным путем без принятия отдельного решения о дате составления списка: ***протокол заседания Совета директоров №22 от 15.04.2005г.***

Генеральный директор ОАО «Дальсвязь» А.А.Алексеев

Дата "18" апреля 2005 г. М.П.

Summary of the Communication on the Material Fact of "Far-Eastern Telecommunication Company" OJSC "Information on the Distribution of Earnings per Paper of the Issuer", "Information on the Period of the Discharge of Duties of the Issuer to the Owners of its Papers" (the "Communication)" on August 15, 2005

The Communication contains detailed information on the material facts, codes no. 0630166F13082005 and no. 0930166F13082005, that consist in information about duties of the Issuer been discharged according to the decision of the General Meeting of Shareholders of "Far-Eastern Telecommunication Company" OJSC (the "Issuer"), as of June 14, 2005, to pay dividends on preferred shares of the Issuer and the date August 13, 2005 when this Duty of the Issuer was discharged.

(Original full document in Russian is enclosed herewith)

Сообщение о существенном факте
«Сведения о начисленных и (или) выплаченных доходах по ценным бумагам эмитента»
«Сведения о сроках исполнения обязательств эмитента перед владельцами ценных бумаг»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента (для некоммерческой организации – наименование)	**Открытое акционерное общество «Дальневосточная компания электросвязи»**
1.2. Сокращенное фирменное наименование эмитента	**ОАО «Дальсвязь»**
1.3. Место нахождения эмитента	**690950, ГСП, г.Владивосток, ул.Светланская, 57**
1.4. ОГРН эмитента	**1022501276159**
1.5. ИНН эмитента	**2540014227**
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	**30166-F**
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	**http://www.dsv.ru/child.php?id=20**
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	**газета «Золотой Рог»**

1.9. Код (коды) существенного факта (фактов)	**0630166F13082005** **0930166F13082005**

2. Содержание сообщения
2.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: **акции привилегированные именные бездокументарные.** 2.2. Государственный регистрационный номер выпуска (дополнительного выпуска) ценных бумаг, дата государственной регистрации: **2-02-30166-F от 20.04.2004г.** 2.3. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска (дополнительного выпуска) ценных бумаг: **ФКЦБ России.** 2.4. Орган управления эмитента, принявший решение о выплате (объявлении) дивидендов по акциям эмитента или определении размера (порядка определения размера) процента (купона) по облигациям эмитента: **общее собрание акционеров.** 2.5. Дата принятия решения о выплате (объявлении) дивидендов по акциям эмитента или определении размера (порядка определения размера) процента (купона) по облигациям эмитента: **14.06.2005г.** 2.6. Дата составления протокола собрания (заседания) уполномоченного органа управления эмитента, на котором принято решение о выплате (объявлении) дивидендов по акциям эмитента или определении размера (порядка определения размера) процента (купона) по облигациям эмитента: **14.06.2005г.** 2.7. Содержание обязательства эмитента, а для денежного обязательства или иного обязательства, которое может быть выражено в денежном выражении, - также размер такого обязательства в денежном выражении: **дивиденды по привилегированным акциям в размере 112 519 732,61 руб.**

2.8. Дата, в которую обязательство эмитента должно быть исполнено, а в случае, если обязательство должно быть исполнено эмитентом в течение определенного срока (периода времени), - дата окончания этого срока: **13.08.2005 г.**
2.9. Факт исполнения обязательства или неисполнения обязательства (дефолт) эмитента: **обязательство исполнено.**
2.10. В случае неисполнения эмитентом обязательства - причина такого неисполнения, а для денежного обязательства или иного обязательства, которое может быть выражено в денежном выражении, - также размер такого обязательства в денежном выражении, в котором оно не исполнено:
обязательство исполнено не полностью в связи с ошибочными реквизитами, указанными некоторыми получателями дивидендов, а также ряд акционеров не предоставил регистратору реквизиты для выплаты. Размер неисполненного обязательства – 6 428 133,29 руб.
2.11. Общий размер дивидендов, начисленных на акции эмитента определенной категории (типа), и размер дивиденда, начисленного на одну акцию определенной категории (типа):
общий размер дивидендов: 112 519 732,61 руб., начислено на 1 акцию – 3,61 руб.
2.12. Форма выплаты доходов по ценным бумагам эмитента (денежные средства, иное имущество): **денежные средства.**
2.13. Общий размер дивидендов, выплаченных по акциям эмитента определенной категории (типа); общий размер процентов и (или) иного дохода, выплаченного по облигациям эмитента определенного выпуска (серии): **106 091 599,32 руб.**

3. Подпись

3.1. Генеральный директор ______________ А.А.Алексеев
(подпись)

3.2. Дата «15» августа 2005 г. М.П.

VI -26

Summary of the Communication on the Material Fact of "Far-Eastern Telecommunication Company" OJSC "Information on the Decisions of General Meetings of Shareholders (the "Communication)" on June 14, 2005

The Communication contains detailed information on the material fact code no. 1030166F14062005 that consists in information about decisions of the General Meeting of Shareholders held on June 14, 2005 on the issues as follows:
1) approval of an annual report, annual accounting documentation, etc.;
2) payment of dividends;
3) election of the Board of Directors members;
4) election of the audit commission members;
5) approval of the Auditor (Ernst & Young) for the year 2005
6) Amendments of the Charter;
etc.

(Original full document in Russian is enclosed herewith)

Сообщение о существенном факте
«Сведения о решениях общих собраний»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента (для некоммерческой организации – наименование)	**Открытое акционерное общество «Дальневосточная компания электросвязи»**
1.2. Сокращенное фирменное наименование эмитента	**ОАО «Дальсвязь»**
1.3. Место нахождения эмитента	**690950, ГСП, г.Владивосток, ул.Светланская, 57**
1.4. ОГРН эмитента	**1022501276159**
1.5. ИНН эмитента	**2540014227**
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	**30166-F**
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	**http://www.dsv.ru/child.php?id=20**
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	**газета «Золотой Рог»**

1.9. Код (коды) существенного факта (фактов)	**1030166F14062005**

2. Содержание сообщения

2.1. Вид общего собрания (годовое, внеочередное): **годовое.**

2.2. Форма проведения общего собрания: **форма совместного присутствия**.

2.3. Дата и место проведения общего собрания: **14.06.2005г., г.Владивосток, ул.Комарова,36.**

2.3. Кворум общего собрания: **454 участника, обладающих в совокупности 81367362 голосами, что составляет 85,13% от общего числа голосующих (обыкновенных) акций.**

2.4. Вопросы, поставленные на голосование, и итоги голосования по ним:

1) **Утверждение годового отчета, годовой бухгалтерской отчетности, в том числе отчета о прибылях и убытках (счета прибылей и убытков) Общества, распределение прибыли и убытков по результатам отчетного 2004 финансового года.**

Итоги голосования:

Результат	Количество голосов	Процент от принявших участие в собрании
За	58 670 680	72,11%
Против	162 200	0,20%
Воздержался	14 102 314	17,33%

2) **Определение размера дивидендов за 2004 год, формы и сроков их выплаты по акциям каждой категории.**

Итоги голосования:

Результат	Количество голосов	Процент от принявших участие в собрании
За	58 689 346	72,13%
Против	10 745 255	13,21%

Воздержался	3 499 128	4,30%

3) Избрание членов Совета директоров Общества.
Итоги голосования:

Результат	Количество голосов	Процент от принявших участие в собрании
За	882 891 218	98,64%
Против	1 377 816	0,15%
Воздержался	342 276	0,04%

4) Избрание членов ревизионной комиссии Общества.
Итоги голосования:

Ф.И.О. кандидата	За		Против		Воздержалось	
	Количество голосов	%	Количество голосов	%	Количество голосов	%
Королева Ольга Григорьевна	57 307 679	70,44	1 613	0,00	15 569 685	19,14
Чарковский Вячеслав Юрьевич	57 303 111	70,44	1 613	0,00	15 569 959	19,14
Аржанникова Людмила Александровна	57 301 371	70,43	1 911	0,00	15 570 348	19,14
Козырева Елена Васильевна	57 219 864	70,33	2 239	0,00	15 651 857	19,24
Новак Татьяна Николаевна	57 211 852	70,32	83 449	0,10	15 570 510	19,14

5) Утверждение аудитора Общества на 2005 год.
Итоги голосования:

Результат	Количество голосов	Процент от принявших участие в собрании
За	53 087 543	65,24%
Против	266 629	0,33%
Воздержался	12 337 167	15,16%

6.1) Внесение изменений и дополнений в Устав Общества.
Итоги голосования:

Результат	Количество голосов	Процент от принявших участие в собрании
За	63 347 833	77,85%
Против	13 259 916	16,30%
Воздержался	2 084 001	2,56%

6.2) Внесение изменений и дополнений в Устав Общества.

Итоги голосования:

Результат	Количество голосов	Процент от принявших участие в собрании
За	14 999 529	18,43%
Против	61 590 379	75,69%
Воздержался	2 101 464	2,58%

6.3) Внесение изменений и дополнений в Устав Общества.
Итоги голосования:

Результат	Количество голосов	Процент от принявших участие в собрании
За	63 347 745	77,85%
Против	13 179 123	16,20%
Воздержался	2 164 812	2,66%

6.4) Внесение изменений и дополнений в Устав Общества.
Итоги голосования:

Результат	Количество голосов	Процент от принявших участие в собрании
За	63 272 656	77,76%
Против	13 272 711	16,31%
Воздержался	2 072 116	2,55%

6.5) Внесение изменений и дополнений в Устав Общества.
Итоги голосования:

Результат	Количество голосов	Процент от принявших участие в собрании
За	49 429 876	60,75%
Против	21 215 080	26,07%
Воздержался	7 972 186	9,80%

7) Внесение изменений и дополнений в Положение о Совете Директоров Общества.
Итоги голосования:

Результат	Количество голосов	Процент от принявших участие в собрании
За	61 583 463	75,69%
Против	222 223	0,27%
Воздержался	9 156 208	11,25%

8) Внесение изменений и дополнений в Положение о порядке проведения общего собрания акционеров Общества.
Итоги голосования:

Результат	Количество голосов	Процент от принявших участие в собрании
За	60 670 973	74,56%
Против	224 500	0,28%
Воздержался	7 518 695	9,24%

9) Определение размера вознаграждения членам Совета директоров Общества.
Итоги голосования:

Результат	Количество голосов	Процент от принявших участие в собрании
За	59 295 577	72,87%
Против	225 362	0,28%
Воздержался	13 412 777	16,48%

2.5. Формулировки решений, принятых общим собранием:
1) Утвердить годовой отчет, годовую бухгалтерскую отчетность, в том числе отчет о прибылях и убытках (счет прибылей и убытков) Общества, распределение прибыли и убытков по результатам отчетного 2004 финансового года.
2) Выплатить дивиденды за 2004 год:
а) по обыкновенным акциям в размере 1,20 руб. на одну акцию в денежной форме в срок с 01.07.2005 года до 15.12. 2005 года.
б) по привилегированным акциям в размере 3,61 руб. на одну акцию в денежной форме в срок с 01.07.2005 года до 13.08.2005 года.
3) Избрать членами Совета директоров Общества:
Чечельницкого Евгения Александровича, Кобищанова Михаила Юрьевича, Дудченко Владимира Владимировича, Репина Игоря Николаевича, Алексеева Михаила Алексеевича, Филиппову Надежду Валентиновну, Кузнецова Сергея Ивановича, Орлова Сергея Александровича, Дегтярева Валерия Викторовича, Слизеня Виталия Александровича, Жана-Луи Тови (Jean-Louis Tauvy).
4) Избрать членами ревизионной комиссии Общества:
Королеву Ольгу Григорьевну, Чарковского Вячеслава Юрьевича, Аржанникову Людмилу Александровну, Козыреву Елену Васильевну, Новак Татьяну Николаевну.
5) Утвердить аудитором Общества на 2005 год аудиторскую компанию ООО «Эрнст энд Янг».
6.1) Внести изменения и дополнения в Устав Общества в статью 5.
6.2) Не вносить изменения и дополнения в Устав Общества в статью 8.
6.3) Внести изменения и дополнения в Устав Общества в статью 12.
6.4) Внести изменения и дополнения в Устав Общества в статью 13.
6.5) Не вносить изменения и дополнения в Устав Общества в статью 14.
7) Внести изменения и дополнения в Положение о Совете директоров Общества.
8) Внести изменения и дополнения в Положение о порядке проведения общего собрания акционеров Общества.
9) Определить норматив отчислений для расчета годового вознаграждения членам Совета директоров Общества нового состава:
- от EBITDA Общества по данным бухгалтерской отчетности по МСФО за 2005 год на весь Совет директоров – 0,429%
- от суммы чистой прибыли Общества, направляемой на выплату дивидендов по итогам 2005 года, на весь Совет директоров – 0,388%.

3. Подпись

3.1. Зам.Генерального директора ______________ К.Г.Волошин
(подпись)

3.2. Дата «14» июня 2005г. М.П.

Summary of the Communication of "Far-Eastern Telecommunication Company" OJSC on the Material Fact "Information on the Facts that Entailed a One-time Increase of the Net Income of "Far-Eastern Telecommunications Company" OJSC by more than 10 Percent (the "Communication") on May 5, 2005

The Communication contains information on the material fact code no. 0330166F29042005 that consists in a one-time increase of the net income of "Far-Eastern Telecommunications Company" OJSC by more than 10 percent in the first quarter 2005 as a result of the following:

- sale of financial assets (sale of 6,4% share holding of "Daltelecominternational" OJSC).

СООБЩЕНИЕ
О СУЩЕСТВЕННОМ ФАКТЕ
"СВЕДЕНИЯ О ФАКТАХ, ПОВЛЕКШИХ РАЗОВОЕ УВЕЛИЧЕНИЕ ЧИСТОЙ ПРИБЫЛИ ИЛИ ЧИСТЫХ УБЫТКОВ ЭМИТЕНТА БОЛЕЕ ЧЕМ НА 10 ПРОЦЕНТОВ"

1. Полное фирменное наименование эмитента с указанием организационно-правовой формы: **Открытое акционерное общество «Дальневосточная компания электросвязи»**

2. Место нахождения эмитента: **690950, г. Владивосток, ул. Светланская, 57**

3. Присвоенный эмитенту налоговыми органами идентификационный номер налогоплательщика: **2540014227**

4. Уникальный код эмитента, присваиваемый регистрирующим органом: 30166-F

5. Код существенного факта: **0330166F29042005**

6.Адрес страницы в сети "Интернет", используемой эмитентом для опубликования сообщений о существенных фактах: **http://www.dsv.ru/child.php?id=20**

7. Название периодического печатного издания, используемого эмитентом для опубликования сообщений о существенных фактах: **газета «Золотой Рог»**

8. Название периодического печатного издания, в котором публикуется настоящее сообщение: **газета «Золотой Рог»**

9. Факт (факты), повлекший разовое увеличение прибыли или убытков эмитента более чем на 10 процентов: **реализация финансовых вложений (продажа 6,4% пакета акций ОАО «ДальТелекомИнтернешнл»).**

10. Дата появления факта (фактов), повлекшего за собой разовое увеличение прибыли или убытков эмитента более чем на 10 процентов: **29.04.2005г.**

11. Значение прибыли эмитента за отчетный период (4 квартал2004г.), предшествующий отчетному периоду, в котором появился соответствующий факт (факты): значение прибыли на 31.12.2004 г. – **81 965тыс.руб.**

12. Значение прибыли эмитента за отчетный период (1квартал2005г.), в котором появился соответствующий факт (факты) - значение прибыли на 31.03.2005г. -
273 549 тыс.руб.

13. Изменение прибыли (убытков) эмитента в абсолютном и процентном отношении: **увеличение на 191 584тыс.руб. (+ 233,74%).**

И.О.Генерального директора К.Г.Волошин

Главный бухгалтер А.Д.Карташов

Дата «05» мая 2005 г. М.П.

Summary of the Communication of "Far-Eastern Telecommunication Company" OJSC on the Material Facts that Entailed a One-time Increase of the Value of the Net Assets of "Far-Eastern Telecommunication Company" OJSC by More than 10 Percent (the "Communication) on March 31, 2005

The Communication contains information on the material fact code no. 0230166F30032005 that consists in a one-time increase of the value of the net assets of "Far-Eastern Telecommunication Company" OJSC by more than 10 percent in the fourth quarter 2004 as a result of acquisition of new fixed assets under the lease agreements.

СООБЩЕНИЕ
О СУЩЕСТВЕННОМ ФАКТЕ
"СВЕДЕНИЯ О ФАКТАХ, ПОВЛЕКШИХ РАЗОВОЕ УВЕЛИЧЕНИЕ ИЛИ УМЕНЬШЕНИЕ СТОИМОСТИ АКТИВОВ ЭМИТЕНТА БОЛЕЕ ЧЕМ НА 10 ПРОЦЕНТОВ"

1. Полное фирменное наименование эмитента с указанием организационно-правовой формы: **Открытое акционерное общество «Дальневосточная компания электросвязи»**

2. Место нахождения эмитента: **690950, г. Владивосток, ул. Светланская, 57**

3. Присвоенный эмитенту налоговыми органами идентификационный номер налогоплательщика: **2540014227**

4. Уникальный код эмитента, присваиваемый регистрирующим органом: **30166-F**

5. Код существенного факта: **0230166F30032005**

6. Адрес страницы в сети "Интернет", используемой эмитентом для опубликования сообщений о существенных фактах: **http://www.dsv.ru/child.php?id=20**

7. Название периодического печатного издания, используемого эмитентом для опубликования сообщений о существенных фактах: **газета «Золотой Рог»**

8. Факт (факты), повлекший разовое увеличение или уменьшение стоимости активов эмитента более чем на 10 процентов: **приобретение основных средств по лизингу, реализация финансовых вложений.**

9. Дата появления факта (фактов), повлекшего разовое увеличение или уменьшение стоимости активов эмитента более чем на 10 процентов: **30.03.2005г.**

10. Стоимость активов эмитента на дату окончания отчетного периода (год), предшествующего отчетному периоду, в котором появился соответствующий факт (факты) - стоимость активов Общества на 31.12.2003г.: **7 762 119 тыс.руб.**

11. Стоимость активов эмитента на дату окончания отчетного периода (квартала), в котором появился соответствующий факт (факты) - стоимость активов Общества на 31.12.2004г.: **11 096 248 тыс.руб.**

12. Изменение стоимости активов эмитента в абсолютном и процентном отношении: **увеличение на 3 334 129 тыс.руб. (+ 42,95%).**

И.о. генерального директора В.И.Добровольский

И.О.Главного бухгалтера Я.В.Коломеец

Дата «31» марта 2005г. М.П.

VI-29

Summary of the Communication of "Far-Eastern Telecommunication Company" OJSC on the Material Fact "Information on the Facts that Entailed a One-time Increase of the Net Income of "Far-Eastern Telecommunications Company" OJSC by more than 10 Percent (the "Communication") on March 31, 2005

The Communication contains information on the material fact code no. 0330166F30032005 that consists in a one-time increase of the net income of "Far-Eastern Telecommunications Company" OJSC by more than 10 percent in the year 2004 as a result of the following:

- growth of the value of the services provided.

СООБЩЕНИЕ
О СУЩЕСТВЕННОМ ФАКТЕ
"СВЕДЕНИЯ О ФАКТАХ, ПОВЛЕКШИХ РАЗОВОЕ УВЕЛИЧЕНИЕ ЧИСТОЙ ПРИБЫЛИ ИЛИ ЧИСТЫХ УБЫТКОВ ЭМИТЕНТА БОЛЕЕ ЧЕМ НА 10 ПРОЦЕНТОВ"

1. Полное фирменное наименование эмитента с указанием организационно-правовой формы: **Открытое акционерное общество «Дальневосточная компания электросвязи»**

2. Место нахождения эмитента: **690950, г. Владивосток, ул. Светланская, 57**

3. Присвоенный эмитенту налоговыми органами идентификационный номер налогоплательщика: **2540014227**

4. Уникальный код эмитента, присваиваемый регистрирующим органом: 30166-F

5. Код существенного факта: **0330166F30032005**

6. Адрес страницы в сети "Интернет", используемой эмитентом для опубликования сообщений о существенных фактах: **http://www.dsv.ru/child.php?id=20**

7. Название периодического печатного издания, используемого эмитентом для опубликования сообщений о существенных фактах: **газета «Золотой Рог»**

8. Название периодического печатного издания, в котором публикуется настоящее сообщение: **газета «Золотой Рог»**

9. Факт (факты), повлекший разовое увеличение прибыли или убытков эмитента более чем на 10 процентов: **рост объемов оказания услуг, реализация финансовых вложений.**

10. Дата появления факта (фактов), повлекшего за собой разовое увеличение прибыли или убытков эмитента более чем на 10 процентов: **30.03.2005г.**

11. Значение прибыли (убытков) эмитента за отчетный период (год), предшествующий отчетному периоду, в котором появился соответствующий факт (факты): значение прибыли на 31.12.2003 г. – **182 785 тыс.руб.**

12. Значение прибыли (убытков) эмитента за отчетный период (год), в котором появился соответствующий факт (факты) - значение прибыли на 31.12.2004г. - **1 144 189 тыс.руб.**

13. Изменение прибыли (убытков) эмитента в абсолютном и процентном отношении: **увеличение на 961 404 тыс.руб. (+ 525,98%).**

И.о. генерального директора В.И.Добровольский

И.О.Главного бухгалтера Я.В.Коломеец

Дата «31» марта 2005 г. М.П.

VI - 30

Summary of the Communication on the Material Fact of "Far-Eastern Telecommunication Company" OJSC "Information on the Distribution of Earnings per Paper of the Issuer", "Information on the Period of the Discharge of Duties of the Issuer to the Owners of its Papers" (the "Communication)" on November 16, 2005

The Communication contains detailed information on the material facts, codes no. 0630166F16112005 and no. 0930166F16112005, that consist in information about duties of the Issuer been discharged according to the decision of the Board of Directors of "Far-Eastern Telecommunication Company" OJSC (the "Issuer"), minutes 13 on May 29, 2003, to pay dividends on bonds of the Issuer and the date November 16, 2005 when this Duty of the Issuer was discharged.

(Original full document in Russian is enclosed herewith)

RECEIVED
2007 JAN 19 A 10:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Сообщение о существенном факте

«Сведения о начисленных и (или) выплаченных доходах по ценным бумагам эмитента»
«Сведения о сроках выполнения обязательств эмитента перед владельцами ценных бумаг»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента (для некоммерческой организации – наименование)	**Открытое акционерное общество «Дальневосточная компания электросвязи»**
1.2. Сокращенное фирменное наименование эмитента	**ОАО «Дальсвязь»**
1.3. Место нахождения эмитента	**690950, ГСП, г.Владивосток, ул.Светланская, 57**
1.4. ОГРН эмитента	**1022501276159**
1.5. ИНН эмитента	**2540014227**
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	**30166-F**
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	**http://www.dsv.ru/child.php?id=20**
1.8. Название периодического печатного издания (изданий), используемого эмитентом для опубликования информации	**газета «Золотой Рог»**

1.9. Код (коды) существенного факта (фактов)	**0630166F16112005** **0930166F16112005**

2. Содержание сообщения
2.1. Вид, категория (тип), серия и иные идентификационные признаки ценных бумаг: **облигации процентные документарные на предъявителя неконвертируемые с обязательным централизованным хранением серии Д1**
2.2. Государственный регистрационный номер выпуска (дополнительного выпуска) ценных бумаг, дата государственной регистрации: **4-09-30166-F от 18.07.2003г.**
2.3. Наименование регистрирующего органа, осуществившего государственную регистрацию выпуска (дополнительного выпуска) ценных бумаг: **ФКЦБ России.**
2.4. Орган управления эмитента, принявший решение о выплате (объявлении) дивидендов по акциям эмитента или определении размера (порядка определения размера) процента (купона) по облигациям эмитента: **Совет директоров.**
2.5. Дата принятия решения о выплате (объявлении) дивидендов по акциям эмитента или определении размера (порядка определения размера) процента (купона) по облигациям эмитента: **29.05.2003г.**
2.6. Дата составления протокола собрания (заседания) уполномоченного органа управления эмитента, на котором принято решение о выплате (объявлении) дивидендов по акциям эмитента или определении размера (порядка определения размера) процента (купона) по облигациям эмитента: **протокол №13 от 29.05.2003г.**
2.7.Общий размер процентов и (или) иного дохода, подлежащего (подлежавшего) выплате по облигациям эмитента определенного выпуска (серии), и размер процентов и (или) иного дохода, подлежащего (подлежавшего) выплате по одной облигации эмитента определенного выпуска (серии): **74.790.000 руб., 74,79 руб. на одну облигацию.**
2.8. Форма выплаты доходов по ценным бумагам эмитента (денежные средства, иное имущество): **денежные средства.**
2.9. Дата, в которую обязательство по выплате доходов по ценным бумагам эмитента

(дивиденды по акциям, доходы (проценты, номинальная стоимость) по облигациям) должно быть исполнено, а в случае, если обязательство по выплате доходов по ценным бумагам должно быть исполнено эмитентом в течение определенного срока (периода времени), - дата окончания этого срока: **16 ноября 2005г.**
2.10. Общий размер дивидендов, выплаченных по акциям эмитента определенной категории (типа); общий размер процентов и (или) иного дохода, выплаченного по облигациям эмитента определенного выпуска (серии): **74.790.000 руб.**

3. Подпись		
3.1. И.О.Генерального директора	______________ (подпись)	В.И.Добровольский
3.2. Дата «16» ноября 2005г.	М.П.	

VII-1

Summary of the List of Affiliated Persons of "Far-Eastern Telecommunication Company" OJSC (the "List)
on March 31, 2005
Code of the Issuer – 30166 F
on December 31, 2005

The List contains detailed information on the affiliated legal and natural persons of "Far-Eastern Telecommunication Company" OJSC, including their full name, address of a legal person, type of affiliation and date of affiliation, percentage of ordinary shares belonging to them, percentage of their participation in the charter capital. The second part of the List contains changes that took place from October 1, 2005 till December 31, 2005.

(Original full document in Russian is enclosed herewith)

СПИСОК АФФИЛИРОВАННЫХ ЛИЦ

Открытое акционерное общество «Дальневосточная компания электросвязи»

Код эмитента: 3 0 1 6 6 – F

на 3 1 1 2 2 0 0 5

Место нахождения эмитента: 690950, г.Владивосток, ул.Светланская, 57

Информация, содержащаяся в настоящем списке аффилированных лиц, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах

Адрес страницы в сети Интернет: http://www.dsv.ru/child.php?id=46

Генеральный директор		
Дата "06" февраля 2006г.	подпись	А.А.Алексеев И.О. Фамилия
	М.П.	

Коды эмитента	
ИНН	2540014227
ОГРН	1022501276159

I. Состав аффилированных лиц на 31 12 2005

№ п/п	Полное фирменное наименование (наименование для некоммерческой организации) или фамилия, имя, отчество аффилированного лица	Место нахождения юридического лица или место жительства физического лица (указывается только с согласия физического лица)	Основание (основания), в силу которого лицо признается аффилированным	Дата наступления основания (оснований)	Доля участия аффилированного лица в уставном капитале акционерного общества, %	Доля принадлежащих аффилированному лицу обыкновенных акций акционерного общества, %
1	2	3	4	5	6	7
1.	Алексеев Антон Алексеевич	г.Санкт-Петербург	Лицо осуществляет полномочия единоличного исполнительного органа акционерного общества; Лицо является членом коллегиального исполнительного органа	01.02.2005	-	-
2.	Дудченко Владимир Владимирович	г.Москва	Лицо является членом Совета директоров	14.06.2005г.	-	-
3.	Кобищанов Михаил Юрьевич	г.Москва	Лицо является членом Совета директоров	14.06.2005	-	-
4.	Дегтярев Валерий Викторович	г.Санкт-Петербург	Лицо является членом Совета директоров	14.06.2005	-	-
5.	Репин Игорь Николаевич	г.Москва	Лицо является членом Совета директоров	14.06.2005	-	-
6.	Филиппова Надежда Валентиновна	г.Москва	Лицо является членом Совета директоров	14.06.2005	-	-
7.	Алексеев Михаил Алексеевич	г.Москва	Лицо является членом Совета директоров	14.06.2005	-	-
8.	Слизень Виталий Александрович	г.Москва	Лицо является членом Совета директоров	14.06.2005	-	-

9.	Чечельницкий Евгений Александрович	г.Москва	Лицо является членом Совета директоров	14.06.2005	-	-
10.	Кузнецов Сергей Иванович	г.Москва	Лицо является членом Совета директоров	14.06.2005	0,03%	0,04%
11.	Орлов Сергей Александрович	г.Москва	Лицо является членом Совета директоров	14.06.2005	-	-
12.	Жан-Луи Тови	Франция	Лицо является членом Совета директоров	14.06.2005	-	-
13.	Степанов Евгений Борисович	г.Владивосток	Лицо является членом коллегиального исполнительного органа; физическое лицо, исполняющее трудовые обязанности в ОАО «Дальсвязь», одновременно с другими лицами, исполняющими трудовые обязанности в ОАО «Дальсвязь», составляет более чем 50% совета директоров другого общества	16.07.2005 06.10.2005	-	-
14.	Волошин Константин Геннадьевич	г.Владивосток	Лицо является членом коллегиального исполнительного органа	16.07.2004	-	-
15.	Ганеева Алла Альбертовна	г.Москва	Лицо является членом коллегиального исполнительного органа	16.07.2004	-	-
16.	Добровольский Виталий Иванович	г.Владивосток	Лицо является членом коллегиального исполнительного органа	16.07.2004	-	-
17.	Карташов Андрей Дмитриевич	г.Владивосток	Лицо является членом коллегиального исполнительного органа; физическое лицо, исполняющее трудовые обязанности в ОАО «Дальсвязь», одновременно с другими	16.07.2004 19.06.2005	-	-

			лицами, исполняющими трудовые обязанности в ОАО «Дальсвязь», составляет более чем 50% совета директоров другого общества			
18.	Мамонтов Олег Валентинович	г.Владивосток	Лицо является членом коллегиального исполнительного органа	16.07.2004	-	-
19.	Колпаков Антон Юрьевич	г.Владивосток	Лицо является членом коллегиального исполнительного органа	06.10.2005	-	-
20.	Утина Наталья Петровна	г.Москва	Лицо является членом коллегиального исполнительного органа	16.07.2004	-	-
21.	Бобков Вячеслав Алексеевич	г.Владивосток	физическое лицо, исполняющее трудовые обязанности в ОАО «Дальсвязь», одновременно с другими лицами, исполняющими трудовые обязанности в ОАО «Дальсвязь», составляет более чем 50% совета директоров другого общества	15.07.2005	0,00679%	0,00211 %
22.	Максименка Николай Анатольевич	г.Владивосток	физическое лицо, исполняющее трудовые обязанности в ОАО «Дальсвязь», одновременно с другими лицами, исполняющими трудовые обязанности в ОАО «Дальсвязь», составляет более чем 50% совета директоров другого общества	30.06.2004	0,013%	0,014%
23.	Мазунин Александр Петрович	г.Южно-Сахалинск	физическое лицо, исполняющее трудовые	06.10.2005	0,0000008%	0,000001%

			обязанности в ОАО «Дальсвязь», одновременно с другими лицами, исполняющими трудовые обязанности в ОАО «Дальсвязь», составляет более чем 50% совета директоров другого общества			
24.	Колоскова Наталья Викторовна	г.Южно-Сахалинск	физическое лицо, исполняющее трудовые обязанности в ОАО «Дальсвязь», одновременно с другими лицами, исполняющими трудовые обязанности в ОАО «Дальсвязь», составляет более чем 50% совета директоров другого общества	06.10.2005	0,0025%	0,001%
25.	Сун Андрей Кибонович	г.Южно-Сахалинск	физическое лицо, исполняющее трудовые обязанности в ОАО «Дальсвязь», одновременно с другими лицами, исполняющими трудовые обязанности в ОАО «Дальсвязь», составляет более чем 50% совета директоров другого общества	06.10.2005	-	-
26.	Открытое акционерное общество "Инвестиционная компания связи"	Москва, ул.Плющиха, 55, стр.2	Лицо принадлежит к той группе лиц, к которой принадлежит Общество (лицо имеет право распоряжаться более чем 50% голосующих акций Общества; по предложению лица	18.09.1995г.	38,13%	50,56%

			избрано более 50% состава совета директоров Общества)			
27.	Закрытое акционерное общество "ТелеРосс-Владивосток"	690099, г. Владивосток, пр. Комарова, 36	Акционерное общество имеет право распоряжаться более чем 20 процентами общего количества голосов, приходящихся на акции, составляющие уставный капитал	14.10.1994г.	-	-
28.	Закрытое акционерное общество "Транксиком"	680020, г. Хабаровск, пер. Фабричный, 2	Акционерное общество имеет право распоряжаться более чем 20 процентами общего количества голосов, приходящихся на акции, составляющие уставный капитал	30.09.2002	-	-
29.	ООО СП "Магаляском"	685000, г. Магадан, ул. Ленина, 2-а	Акционерное общество имеет право распоряжаться более чем 20 процентами общего количества голосов, приходящихся на акции, составляющие уставный капитал	30.09.2002	-	-
30.	СП ТОО "Камаляском"	983000, г. Петропавловск-Камчатский, ул. Ленина, 56	Акционерное общество имеет право распоряжаться более чем 20 процентами общего количества голосов, приходящихся на акции, составляющие уставный капитал	30.09.2002	-	-
31.	Закрытое акционерное общество «АКОС»	г.Владивосток, ул.Союзная, 28	Акционерное общество имеет право распоряжаться более чем 20 процентами общего	31.05.2005	-	-

			количества голосов, приходящихся на акции, составляющие уставный капитал			
32.	Закрытое акционерное общество «Интегратор.ру»	г.Москва, Большой Козихинский пер., д.22, кор.1	Акционерное общество имеет право распоряжаться более чем 20 процентами общего количества голосов, приходящихся на акции, составляющие уставный капитал	31.05.2005	-	-
33.	ООО «Беспроводные информационные технологии»	109004, г.Москва, ул.Верхняя Красносельская, 9	Акционерное общество имеет право распоряжаться более чем 20 процентами общего количества голосов, приходящихся на акции, составляющие уставный капитал	14.04.2005г.	-	-
34.	Закрытое акционерное общество «Сахалинуголь-Телеком»	693000, г.Южно-Сахалинск, ул.К.Маркса, 32	Акционерное общество имеет право распоряжаться более чем 20 процентами общего количества голосов, приходящихся на акции, составляющие уставный капитал	29.07.2005г.	-	-
35.	Общество с ограниченной ответственностью «Быковсвязь»	694062, Сахалинская область, Долинский район, Быков пгт, ул. Вокзальная, 3	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	29.07.2005г.	-	-
36.	Общество с ограниченной ответственностью «Шахтерсксвязь»	694910, Сахалинская область, Углегорский район, г. Шахтерск, ул. Мира,26	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	29.07.2005г.	-	-
37.	Закрытое акционерное общество "Страховая компания профсоюза работников связи "Костарс"	117119, г.Москва, Ленинский пр-т, д.42, корп.3, к. 33-08	Лицо принадлежит к той группе лиц, к которой принадлежит	1995	-	-

			акционерное общество			
38.	Закрытое акционерное общество "Телебаренц"	185014, г. Петрозаводск, ул. Парковая, д.37	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1995	-	-
39.	Общество с ограниченной ответственностью "Информтек"	334200, Украина, Крым, г. Ялта, ул. Соханя, д.7	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1995	-	-
40.	Закрытое акционерное общество «Инком»	121021 г. Москва, Зубовский бульвар, 27/26, стр.3	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1993	-	-
41.	Закрытое акционерное общество «Телекомсити»	103091, г. Москва, ул. Делегатская, д. 5	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2000	-	-
42.	Пансионат «Малахит»	334200 Украина, Автономная республика Крым, г. Ялта, ул. Щербака, 15	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1994	-	-
43.	ЗАО «Глобалстар Космические телекоммуникации»	127427 г. Москва, ул. Дубовая Роща, д.25, стр.2	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1997	-	-
44.	Закрытое акционерное общество «РТК-Центр»	103091 г. Москва, ул. Делегатская, д.5	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1996	-	-
45.	Общество с ограниченной ответственностью ЧОП "Ростелеком-безопасность"	127486, г. Москва, ул. Дегунинская, д.2, корп.2	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1995	-	-
46.	Закрытое акционерное общество «Вестелком»	127018 г. Москва, ул. Сущевский вал, д.26	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1994	-	-
47.	Закрытое акционерное общество «Московский центр новых	121002, г. Москва, ул. Арбат, 46	Лицо принадлежит к той группе лиц, к которой	2000	-	-

	технологий и телекоммуникаций»		принадлежит акционерное общество			
48.	Общество с ограниченной ответственностью «РТК-Сибирь»	660100, г. Красноярск, ул. Маркса, д. 246	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2000	-	-
49.	Закрытое акционерное общество «Ростелекомпорт»	190000, г.Санкт-Петербург, Английская наб., д. 10.	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1997	-	-
50.	Закрытое акционерное общество «Аквапарк-РТ»	103091, г. Москва, ул. Делегатская, д. 5	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1996	-	-
51.	Закрытое акционерное общество «Телепорт-ТП»	129223, г. Москва, пр-т Мира, ВВЦ	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1992	-	-
52.	Открытое акционерное общество «Центральная компания «Деловая Сеть»	123098, г. Москва, ул. Маршала Василевского, д. 1, корп. 2	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1996	-	-
53.	Открытое акционерное общество «Московская международная телефонная станция № 9»	117485, г. Москва, ул. Бутлерова, д. 7	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1997	-	-
54.	Акционерное общество закрытого типа «Разбег-Марафон»	129110, г. Москва, ул. Трифоновская, д. 56	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1994	-	-
55.	Общество с дополнительной ответственностью «Телерадиокомпания Ялта»	334200, Украина, Крым, г. Ялта, ул. Соханя, д. 7	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1997	-	-
56.	Закрытое акционерное общество Информационная компания «ИнформКурьерСвязь»	117419, г. Москва, 4-й Верхний Михайловский	Лицо принадлежит к той группе лиц, к которой принадлежит	2000	-	-

		проезд, д. 6, корп. 1	акционерное общество			
57.	Закрытое акционерное общество «Рустел»	г. Москва, Дегтярный пер., д. 6, стр. 2	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1996	-	-
58.	Закрытое акционерное общество Научно-технический центр «КОМСЕТ»	111141, г. Москва, Зеленый пр-т, д. 7	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2000	-	-
59.	Закрытое акционерное общество "Новгород Дейтаком"	г. Великий Новгород, Панковка, ул. Индустриальная, д.22	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1995	-	-
60.	Закрытое акционерное общество "АМТ"	193167, г. Санкт-Петербург, Синопская наб., д.14, к.201	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1995	-	-
61.	Закрытое акционерное общество «АТС»	170000, г.Тверь, ул.Новоторжская, д.22-А	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2005		
62.	Общество с ограниченной ответственностью «Артелеком-Сервис»	163071, г. Архангельск, проезд Приорова , д .4	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1999	-	-
63.	Общество с ограниченной ответственностью «РСУ-Телеком»	198095, Россия, г. Санкт-Петербург, пр. Стачек, д.18, корп.2, литер Б	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2003	-	-
64.	Общество с ограниченной ответственностью «РПК «Связист»	Россия, Ленинградская обл., Приозерский р-н, поселок Петровское	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2003	-	-
65.	Закрытое акционерное общество ИК «Связь»	167981, Республика Коми, г.Сыктывкар, ул.Ленина, 60	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2004	-	-
66.	Открытое акционерное общество «Колателеком»	183038, Россия, г.Мурманск,	Лицо принадлежит к той группе лиц, к которой	2004	-	-

		ул.Воровского, д.5/23	принадлежит акционерное общество			
67.	Закрытое акционерное общество «Октагон Технолоджис»	193036, г.Санкт-Петербург, Лиговский пр., 29 пом.12-Н	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2000	-	-
68.	Страховое закрытое акционерное общество "Медэкспресс"	191186, Санкт-Петербург, ул. Малая Конюшенная, 2	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2000	-	-
69.	Закрытое акционерное общество "Коммерческое телевидение и радио"	197022, Санкт-Петербург, ул. Академика Павлова, 3	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1998	-	-
70.	Акционерное общество закрытого типа "Данселл, Санкт-Петербург"	198092, Санкт-Петербург, ул. Балтийская, 51	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1998	-	-
71.	Общество с ограниченной ответственностью «СЗТ-Финанс»	191186, Санкт-Петербург, ул. Большая Морская, д. 26, каб. 422	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2004	-	-
72.	Общество с ограниченной ответственностью «Парма Информ»	167000, Республика Коми, г. Сыктывкар, ул. Кирова, 45	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2004	-	-
73.	Общество с ограниченной ответственностью «Парма Пейджинг»	167000, Республика Коми, г. Сыктывкар, ул. Кирова, 45	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2004	-	-
74.	Закрытое акционерное общество «Парма Телеком»	167000, Республика Коми, г. Сыктывкар, ул. Коммунистическая, 10	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2004	-	-
75.	Закрытое акционерное общество "Вест Балт Телеком"	236016, г. Калининград, пл. Василевского, д.2	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2002	-	-
76.	Общество с ограниченной	Россия, 163061, г.	Лицо принадлежит к той	1995	-	-

	ответственностью "Бона"	Архангельск, пр. Троицкий, д.45	группе лиц, к которой принадлежит акционерное общество			
77.	Закрытое акционерное общество "Нижегородская сотовая связь"	603000, г.Н.Новгород, пл.М.Горького, Дом связи	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1995	-	-
78.	Закрытое акционерное общество "Народный Телефон Саратов"	410600, г. Саратов, ул. Киселева, 40	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1995	-	-
79.	Закрытое акционерное общество "Оренбург GSM"	460000, Россия, г. Оренбург, ул. Володарского, 11	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1995	-	-
80.	Закрытое акционерное общество "Ульяновск - GSM"	432601, г. Ульяновск, ул. Л. Толстого, д.60	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1998	-	-
81.	Общество с ограниченной ответственностью "Вятка пейдж"	610000, г.Киров, ул.Дрелевская, 43/1	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2002	-	-
82.	Закрытое акционерное общество «ТелеСвязьИнформ»	430000 г. Саранск, ул. Большевистская , 13	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1999	-	-
83.	Открытое акционерное общество "Татинком-Т"	Республика Татарстан, г.Казань, ул. Ломжинская, 20 А	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2003	-	-
84.	Закрытое акционерное общество «Нижегородтелесервис»	603000 г. Н.Новгород, пл. М. Горького, Дом связи	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1995	-	-
85.	Закрытое акционерное общество «Коммерческий банк «С – Банк»	г. Ижевск. Ул. Ленина, 6	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2002	-	-

86.	Закрытое акционерное общество "Нижегородский радиотелефон"	г. Нижний Новгород, пл. М. Горького, Дом связи	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1999	-	-
87.	Закрытое акционерное общество «Пенза – Мобайл»	г. Пенза, ул. Куприна, 1/3	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2002	-	-
88.	Закрытое акционерное общество "Самара - Телеком"	г. Самара, ул. Полевая, 43	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2002	-	-
89.	Закрытое акционерное общество "Саратов - Мобайл"	г. Саратов, ул. Киселева, 40	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2002	-	-
90.	Закрытое акционерное общество "Транссвязь"	г.Нижний Новгород, ул. Чаадаева, 2	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1997	-	-
91.	Закрытое акционерное общество «Чувашия Мобайл»	г. Чебоксары, ул. К. Иванова, 83	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2002	-	-
92.	Закрытое акционерное общество “Черы Пейдж"	г. Чебоксары, ул. К. Иванова, 83	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2002	-	-
93.	Открытое акционерное общество «Информационные коммерческие сети «ОМРИКС»	г. Оренбург, ул. Терешковой, 10	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2002	-	-
94.	Закрытое акционерное общество «РТКОММ»	г.Саранск, ул.Коммунистическая, 54	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2005	-	-
95.	Закрытое акционерное общество «Эрикссон связь»	г.Нижний Новгород, пр.Гагарина, 37	Лицо принадлежит к той группе лиц, к которой принадлежит	1998	-	-

			акционерное общество			
96.	Закрытое акционерное общество «Цифровые телекоммуникации»	г.Чебоксары, ул.Шумилова, 20	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2002	-	-
97.	Общество с ограниченной ответственностью «Ижком»	г.Ижевск, ул.Пушкинская, 278	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2002	-	-
98.	Закрытое акционерное общество "Акционерный коммерческий инновационный банк развития средств связи и информатики "Почтобанк"	614096г. Пермь, ул. Ленина, 68	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1995	-	-
99.	Общество с ограниченной ответственностью "Инфинвест"	614096, г. Пермь, ул. Ленина, 68	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1996	-	-
100.	Общество с ограниченной ответственностью «Пермтелеком»	614062 г. Пермь, ул. Подлесная, 45	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1995	-	-
101.	Закрытое акционерное общество "Центр внедрения специализированных систем"	454005, г. Челябинск, ул. Кирова, 161	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1995	-	-
102.	Негосударственный пенсионный фонд "Связист"	454000, г. Челябинск, ул. Цвиллинга, 10	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1995	-	-
103.	Общество с ограниченной ответственностью "Пермская телерадиокомпания "Урал Информ ТВ"	614060 г. Пермь, ул. Крупской, 2	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1995	-	-
104.	Закрытое акционерное общество «Связьинформкомплект»	454087 г.Челябинск, ул. Дарвина, д.4а	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1998	-	-

105.	Закрытое акционерное общество "ФК-Связь"	109316 г. Москва, Волгоградский пр-т, 14, комната правления	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1998	-	-
106.	Закрытое акционерное общество «Урал-Телесервис»	620110 г. Екатеринбург, ул. Луначарского, 134б	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1993	-	-
107.	Закрытое акционерное общество "Курганский сотовый телефон"	640003, г. Курган, ул. Свердлова, 13	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2002	-	-
108.	Закрытое акционерное общество «Ассоциация «Канал ТВ»	454126, г. Челябинск, ул. Витебская, 4	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2002	-	-
109.	Закрытое акционерное общество "ТелеРосс-Тюмень"	625000, г. Тюмень, ул. Республики, 61	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2002	-	-
110.	Закрытое акционерное общество «Парма-пенсион»	614060, г. Пермь, ул. Крупской, 2	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1995	-	-
111.	Закрытое акционерное общество "ТелеРосс-Екатеринбург"	620026, г. Екатеринбург, ул. Антона Валека, 13	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2002	-	-
112.	Закрытое акционерное общество «Телефонная компания – Урал»	620134, г. Екатеринбург, ул. Дружининская, 48а	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2002	-	-
113.	Закрытое акционерное общество "Уральская телефонная компания"	620137, г. Екатеринбург, ул. Блюхера, 57-а	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2002	-	-
114.	Закрытое акционерное общество "Алтел"	656099, г. Барнаул, пр-т Ленина, 54 В	Лицо принадлежит к той группе лиц, к которой принадлежит	1995	-	-

			акционерное общество			
115.	Закрытое акционерное общество "Алтайская инвестиционная компания "АЛТИНКОМ"	656002, г. Барнаул, ул. Интернациональная, 74	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1995	-	-
116.	Закрытое акционерное общество "Байкалвестком"	664005, г. Иркутск, ул. 2-я Железнодородная, 68	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1995	-	-
117.	Открытое акционерное общество "НГТС-Пейдж"	г. Новосибирск-78, ул. Выставочная, 15/3	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1995	-	-
118.	Закрытое акционерное общество «Регион-сеть»	630099 г. Новосибирск, ул. Добролюбова, 12	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1997	-	-
119.	Закрытое акционерное общество «СтеК Джи Эс Эм»	650099 г. Кемерово, пр. Советский, 62	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2001	-	-
120.	Открытое акционерное общество «Региональные информационные сети»	630102 г. Новосибирск, ул. Кирова, д.86	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1994	-	-
121.	Закрытое акционерное общество «НОВОКОМ»	630099, г. Новосибирск, ул. Октябрьская, 17	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2000	-	-
122.	Закрытое акционерное общество «Телеросс – Новосибирск»	630099, г. Новосибирск, ул. Ленина, 12	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1994	-	-
123.	Закрытое акционерное общество «АТС-41»	665700, Иркутская область, г. Братск, ул. Мира, 27	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2002	-	-

124.	Закрытое акционерное общество «АТС-32»	664002, г. Иркутск, ул. Мира, 94	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2002	-	-
125.	Открытое акционерное общество «Иркутская расчетная палата»	664025, г. Иркутск, ул. Российская, 12	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2002	-	-
126.	Закрытое акционерное общество «Желтые страницы - Томсктелеком»	634034, г. Томск, ул. Кулева, 32	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2002	-	-
127.	Закрытое акционерное общество «Чита НЭТ»	672000 г.Чита, ул. Чайковского, 22	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2002	-	-
128.	Открытое акционерное общество «Цифровая сеть и телекоммуникационные системы Новосибирской области»	630099, г. Новосибирск, Красный проспект, 17	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1996	-	-
129.	Открытое акционерное общество «Акционерная компания развития телефонной связи «Мобилтелеком»	670000, г. Улан-Удэ, ул. Сухэ-Батора, 7	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2002	-	-
130.	Общество с ограниченной ответственностью «Связьинвест-Медиа-Сибирь»	630099, г. Новосибирск, ул. Горького, 53	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2001	-	-
131.	Общество с ограниченной ответственностью «Гипросвязь-Сибирь»	630099, г. Новосибирск, ул. М. Горького, 53.	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2004	-	-
132.	Общество с ограниченной ответственностью «Саянтелеком»	655017, Республика Хакасия, г. Абакан, ул. Советская, 45	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2002	-	-
133.	Открытое акционерное общество	656049, Алтайский кр.,	Лицо принадлежит к той	2005	-	-

	«Алтайсвязь»	г.Барнаул, пр.Красноармейский, 61а	группе лиц, к которой принадлежит акционерное общество			
134.	Закрытое акционерное общество "Енисейтелеком"	Красноярск-17, 660017, проспект Мира, 102	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1995	-	-
135.	Общество с ограниченной ответственностью «Гипросвязь-Северо-Запад»	197110, г.Санкт-Петербург, Константиновский пр-т, 11а	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2005	-	-
136.	Общество с ограниченной ответственностью «СвязьПроектСервис»	123298 г. Москва, ул. 3-я Хорошевская, 11	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2000	-	-
137.	Общество с ограниченной ответственностью «Гипросвязь-Консалтинг»	123298 г. Москва, ул. 3-я Хорошевская, 11	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2001	-	-
138.	Закрытое акционерное общество "Армавирский завод связи"	Краснодарский край, г.Армавир, ул.Урупская 1а	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1999	-	-
139.	Закрытое акционерное общество "ЗанЭлКом"	355035, Ставропольский край , г. Ставрополь, ул. Тухачевского,4	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2002	-	-
140.	Закрытое акционерное общество "Волгоград-GSM"	г.Волгоград, ул.Коммунистическая, 21	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2002	-	-
141.	Закрытое акционерное общество "Интерэлектросвязь"	г. Волжский Волгоградской области, ул.19 партсъезда, 5	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2002	-	-
142.	Закрытое акционерное общество "Оздоровительный комплекс "Орбита"	Краснодарский край, Туапсинский район, с.Ольгинка	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2000	-	-

143.	Закрытое акционерное общество "Сотовая связь-Алания"	РСО-А, г.Владикавказ, ул. Бутырина, д.8а	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2002	-	-
144.	Закрытое акционерное общество "Ставропольская сотовая связь"	355035, г.Ставрополь, ул.Коминтерна, 7	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2002	-	-
145.	Закрытое акционерное общество "Телекинокомпания "Ир"	РСО-А, г. Владикавказ, ул. Осетинская горка, 2а	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2002	-	-
146.	Закрытое акционерное общество "ТелеРосс-Волгоград"	400005, г.Волгоград, пр.Ленина. 88, 1 этаж	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2002	-	-
147.	Закрытое акционерное общество "ТелеРосс-Кубаньэлектросвязь"	г. Краснодар, ул. Айвазовского, 110/1	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1995	-	-
148.	Общество с ограниченной ответственностью "Интмашсервис"	г. Волгоград, ул. Голубинская, 8	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2002	-	-
149.	Закрытое акционерное общество "Югсвязьстрой"	г.Краснодар, ул.Айвазовского, 110/1	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2001	-	-
150.	Общество с ограниченной ответственностью "Факториал-99"	344082, г.Ростов-на-Дону, пер.Братский,47	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2002	-	-
151.	Общество с ограниченной ответственностью "ЮГ-ГИПРОСВЯЗЬ"	г.Краснодар, ул.Карасунская, 66	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2003	-	-
152.	Общество с ограниченной ответственностью "ЮТК-Финанс"	г.Краснодар, ул.Карасунская, 66	Лицо принадлежит к той группе лиц, к которой принадлежит	2003	-	-

			акционерное общество			
153.	Открытое акционерное общество "Ставтелеком имени В.И. Кузьминова"	355035, г. Ставрополь, пр. Октябрьской Революции, 10/12	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2002	-	-
154.	Закрытое акционерное общество «Телерадиокомпания «Фотон»	Краснодар, ул. Железнодорожная, 30	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2004	-	-
155.	Общество с ограниченной ответственностью Творческое объединение «Акцент»	г. Краснодар, ул. Красноармейская, 68	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2004	-	-
156.	Закрытое акционерное общество "Владимир Телесервис"	600017 г. Владимир, ул Гороховая, д.20	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1995	-	-
157.	Общество с ограниченной ответственностью "Влад Пейдж"	600000, г. Владимир, ул. Горького, 42	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1995	-	-
158.	Общество с ограниченной ответственностью "Владимирский таксофон"	600014, г. Владимир, пр-т Строителей, 32 "В"	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1999	-	-
159.	Общество с ограниченной ответственностью "МобилКом"	600017, г. Владимир, ул. Мира, 17	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1998	-	-
160.	Общество с ограниченной ответственностью "Телеком-Строй"	153017, г. Иваново, 2-й Минский пер., д.6	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1998	-	-
161.	Общество с ограниченной ответственностью "Телеком-Терминал"	153000, г. Иваново, пр.Ленина, 13	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1995	-	-
162.	Закрытое акционерное общество "Телепорт Иваново" (ТПИ)	153032, г. Иваново, ул. Ташкентская, 90	Лицо принадлежит к той группе лиц, к которой	1995	-	-

			принадлежит акционерное общество			
163.	Общество с ограниченной ответственностью «Связь-Сервис-Ирга»	390046, РФ, г. Рязань, ул. Есенина, 21	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1991	-	-
164.	Закрытое акционерное общество «Центр Телеком Сервис»	141400, Московская область, г. Химки, ул. Пролетарская, 23, ком 101	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2003	-	-
165.	Закрытое акционерное общество «Телеком» Рязанской области	390006 г.Рязань, ул.Свободы, д.36	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1995	-	-
166.	ОАО "Российская телекоммуникационная сеть"	101000, г.Москва, ул.Маросейка, 2/15	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2004	-	-
167.	Закрытое акционерное общество «Белгородская сотовая связь»	г.Белгород, ул.Костюкова, д.35	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2002	-	-
168.	Закрытое акционерное общество «Смоленская Сотовая Связь»	214000, г.Смоленск, ул.Октябрьской революции, д.6	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2002	-	-
169.	Общество с ограниченной ответственностью «Тверь Телеком»	170000, г.Тверь, ул.Новоторжская, д.24	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1998	-	-
170.	Открытое акционерное общество «Телекоммуникационная компания «Ринфотелс»	390023, г. Рязань, ул. Есенина, д.43	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2002	-	-
171.	Закрытое акционерное общество «ТелеРосс Воронеж»	394006, г. Воронеж, Проспект Революции, д.35	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1996	-	-
172.	Закрытое акционерное общество	119121, г. Москва, ул.	Лицо принадлежит к той	1995	-	-

	"Мобильные телекоммуникации"	Плющиха, д.55, стр.2	группе лиц, к которой принадлежит акционерное общество			
173.	Открытое акционерное общество "ВолгаТелеком"	603000, г. Нижний Новгород, пл. Максима Горького, Дом связи	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1995	-	-
174.	Открытое акционерное общество "Гипросвязь"	123298, г. Москва, ул. 3-я Хорошевская, 11	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1995	-	-
175.	Открытое акционерное общество "Сибирьтелеком"	630099, г. Новосибирск, ул. Ленина, 5	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1995	-	-
176.	Открытое акционерное общество "Уралсвязьинформ"	614096, г. Пермь, ул. Ленина, 68	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1995	-	-
177.	Открытое акционерное общество "Северо-Западный Телеком"	191186, г. Санкт-Петербург, ул. Б. Морская, 24	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1995	-	-
178.	Открытое акционерное общество "Центральная телекоммуникационная компания"	141400, г. Химки, ул. Пролетарская, 23	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1995	-	-
179.	Открытое акционерное общество "Центральный телеграф"	103375, г. Москва, ул. Тверская,7	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1995	-	-
180.	Открытое акционерное общество междугородной и международной электрической связи "Ростелеком"	103091, г. Москва, ул. Делегатская, 5	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1995	-	-
181.	Открытое акционерное общество “Южная Телекоммуникационная компания"	350000 г. Краснодар, ул. Карасунская, 66	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1998	-	-

182.	Открытое акционерное общество связи и информатики Республики Дагестан	367012 Республика Дагестан, г. Махачкала, пр-т Ленина, 1	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1995	-	-
183.	Закрытое акционерное общество "СТАРТКОМ"	117909, г.Москва, ГСП-1, 2-й Спасоналивковский пер., д.6	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1998	-	-
184.	Закрытое акционерное общество «Центел»	103375, г. Москва, ул. Тверская, 7	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1998	-	-
185.	Закрытое акционерное общество «Открытые коммуникации»	103375, г. Москва, ул. Тверская, 7	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2000	-	-
186.	Закрытое акционерное общество «Телеграф»	103375 г. Москва, ул. Тверская, д.7	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1995	-	-
187.	Закрытое акционерное общество «Сотовая связь Черноземья»	398018, г.Воронеж, ул.Плехановская, д.25	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2002	-	-
188.	Закрытое акционерное общество «Тверская сотовая связь»	170000, г.Тверь, б-р Радищева, д.52	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2002	-	-
189.	Открытое акционерное общество «РТКомм.РУ»	107078, г. Москва, ул. Каланчеевская, д. 15а	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2002	-	-
190.	Закрытое акционерное общество «Футбольный клуб «Зенит»	г. Санкт-Петербург, Вознесенский пр-т, д. 57/127. лит. А	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2004	-	-
191.	Негосударственный пенсионный фонд «Телеком-Союз»	116121, г. Москва, ул.Плющиха, д. 55, стр. 2	Лицо принадлежит к той группе лиц, к которой принадлежит	2004	-	-

			акционерное общество			
192.	Некоммерческое партнерство «Центр исследования проблем развития телекоммуникаций»	119121, г. Москва, ул. Плющиха, д. 55, стр. 2	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2004	-	-
193.	Открытое акционерное общество «АКБ ЛИНК-Банк»	127434, г. Москва, Дмитровское шоссе, д. 7, корп. 2	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2004	-	-
194.	Открытое акционерное общество «Полимербыт»	109202, г. Москва, 2-я Карачевская, д. 3	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2004	-	-
195.	Фонд «Российский фонд истории связи»	190000, г. Санкт-Петербург, ул. Почтамская, д. 7	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2004	-	-
196.	Закрытое акционерное общество «Санкт-Петербургские Таксофоны»	194214, г. Санкт-Петербург, пр-т Энгельса, д. 74а	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2004	-	-
197.	Открытое акционерное общество «Национальная таксофонная сеть»	194214, г. Санкт-Петербург, пр-т Энгельса, д. 74а	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2004	-	-
198.	Открытое акционерное общество «Информационные технологии связи»	119121, г. Москва, ул. Плющиха, д.55, стр.2	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2005	-	-
199.	Общество с ограниченной ответственностью «Нижегородский Телесервис»	г.Нижний Новгород, пл.М.Горького, Дом связи	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2005	-	-
200.	Закрытое акционерное общество «Ростелеграф»	103375, г.Москва, ул.Тверская, 7	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2005	-	-

II. Изменения, произошедшие в списке аффилированных лиц, за период

с | 0 | 1 | | 0 | 9 | | 2 | 0 | 0 | 5 | по | 3 | 1 | | 1 | 2 | | 2 | 0 | 0 | 5 |

№ п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
1	Исключено из списка в связи с переизбранием состава Правления:	06.10.2005	17.10.2005

Содержание сведений об аффилированном лице до изменения:

Полное фирменное наименование (наименование для некоммерческой организации) или фамилия, имя, отчество аффилированного лица	Место нахождения юридического лица или место жительства физического лица (указывается только с согласия физического лица)	Основание (основания), в силу которого лицо признается аффилированным	Дата наступления основания (оснований)	Доля участия аффилированного лица в уставном капитале акционерного общества, %	Доля принадлежащих аффилированному лицу обыкновенных акций акционерного общества, %
2	3	4	5	6	7
Ильченко Владислав Леонидович	г.Владивосток	Лицо является членом коллегиального исполнительного органа	16.07.2005	-	-

Содержание сведений об аффилированном лице после изменения:

2	3	4	5	6	7
-	-	-	-	-	-

№ п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
2	Изменение данных об аффилированном лице:	06.10.2005г.	17.10.2005г.

Содержание сведений об аффилированном лице до изменения:

Полное фирменное наименование (наименование для некоммерческой организации) или фамилия, имя, отчество аффилированного лица	Место нахождения юридического лица или место жительства физического лица (указывается только с согласия физического лица)	Основание (основания), в силу которого лицо признается аффилированным	Дата наступления основания (оснований)	Доля участия аффилированного лица в уставном капитале акционерного общества, %	Доля принадлежащих аффилированному лицу обыкновенных акций акционерного общества, %
2	3	4	5	6	7
Колпаков Антон Юрьевич	г.Санкт-Петербург	физическое лицо, исполняющее трудовые обязанности в ОАО	29.06.2005	-	-

		«Дальсвязь», одновременно с другими лицами, исполняющими трудовые обязанности в ОАО «Дальсвязь», составляет более чем 50% совета директоров другого общества			

Содержание сведений об аффилированном лице после изменения:

2	3	4	5	6	7
Колпаков Антон Юрьевич	г.Санкт-Петербург	Лицо является членом коллегиального исполнительного органа	06.10.2005г.	-	-

Содержание сведений об аффилированном лице до изменения:

2	3	4	5	6	7
Степанов Евгений Борисович	г.Владивосток	Лицо является членом коллегиального исполнительного органа	16.07.2005г.	-	-

Содержание сведений об аффилированном лице после изменения:

2	3	4	5	6	7
Степанов Евгений Борисович	г.Владивосток	Лицо является членом коллегиального исполнительного органа; физическое лицо, исполняющее трудовые обязанности в ОАО «Дальсвязь», одновременно с другими лицами, исполняющими трудовые обязанности в ОАО «Дальсвязь», составляет более чем 50% совета директоров другого общества	16.07.2005г. 06.10.2005г.	-	-

№	Содержание изменения	Дата наступления изменения	Дата внесения изменения в

п/п			список аффилированных лиц
3	Изменение данных об аффилированном лице:	30.12.2005г.	31.12.2005г.

Содержание сведений об аффилированном лице до изменения:

Полное фирменное наименование (наименование для некоммерческой организации) или фамилия, имя, отчество аффилированного лица	Место нахождения юридического лица или место жительства физического лица (указывается только с согласия физического лица)	Основание (основания), в силу которого лицо признается аффилированным	Дата наступления основания (оснований)	Доля участия аффилированного лица в уставном капитале акционерного общества, %	Доля принадлежащих аффилированному лицу обыкновенных акций акционерного общества, %
2	3	4	5	6	7

Содержание сведений об аффилированном лице до изменения:

2	3	4	5	6	7
Мамонтов Олег Валентинович	г.Владивосток	Лицо является членом коллегиального исполнительного органа; физическое лицо, исполняющее трудовые обязанности в ОАО «Дальсвязь», одновременно с другими лицами, исполняющими трудовые обязанности в ОАО «Дальсвязь», составляет более чем 50% совета директоров другого общества	16.07.2005г. 29.06.2005г.	-	-

Содержание сведений об аффилированном лице после изменения:

2	3	4	5	6	7
Мамонтов Олег Валентинович	г.Владивосток	Лицо является членом коллегиального исполнительного органа	16.07.2005г.	-	-

Содержание сведений об аффилированном лице до изменения:

2	3	4	5	6	7
Волошин Константин Геннадьевич	г.Владивосток	Лицо является членом коллегиального исполнительного органа;	16.07.2005г.	-	-

		физическое лицо, исполняющее трудовые обязанности в ОАО «Дальсвязь», одновременно с другими лицами, исполняющими трудовые обязанности в ОАО «Дальсвязь», составляет более чем 50% совета директоров другого общества	29.06.2005г.		

Содержание сведений об аффилированном лице после изменения:

2	3	4	5	6	7
Волошин Константин Геннадьевич	г.Владивосток	Лицо является членом коллегиального исполнительного органа	16.07.2005	-	-

№ п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
4	Наступление основания аффилированности:	06.10.2005г.	31.12.2005г.

Содержание сведений об аффилированном лице до изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице после изменения:

2	3	4	5	6	7
Мазунин Александр Петрович	г.Южно-Сахалинск	физическое лицо, исполняющее трудовые обязанности в ОАО «Дальсвязь», одновременно с другими лицами, исполняющими трудовые обязанности в ОАО «Дальсвязь», составляет более чем 50% совета директоров другого общества-	06.10.2005	0,0000008%	0,000001%

Содержание сведений об аффилированном лице до изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице после изменения:

2	3	4	5	6	7
Колоскова Наталья Викторовна	г.Южно-Сахалинск	физическое лицо, исполняющее трудовые обязанности в ОАО «Дальсвязь», одновременно с другими лицами, исполняющими трудовые обязанности в ОАО «Дальсвязь», составляет более чем 50% совета директоров другого общества-	06.10.2005г.	0,0025%	0,001%

Содержание сведений об аффилированном лице до изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице после изменения:

2	3	4	5	6	7
Сун Андрей Кибонович	г.Южно-Сахалинск	физическое лицо, исполняющее трудовые обязанности в ОАО «Дальсвязь», одновременно с другими лицами, исполняющими трудовые обязанности в ОАО «Дальсвязь», составляет более чем 50% совета директоров другого общества-	06.10.2005г.	-	-

Содержание сведений об аффилированном лице до изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице после изменения:

2	3	4	5	6	7
Бобков Вячеслав Алексеевич	г.Владивосток	физическое лицо,	15.07.2005г.	0,00679%	0,00211 %

		исполняющее трудовые обязанности в ОАО «Дальсвязь», одновременно с другими лицами, исполняющими трудовые обязанности в ОАО «Дальсвязь», составляет более чем 50% совета директоров другого общества			

№ п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
5	Наступление основания аффилированности:	30.12.2005г.	31.12.2005г.

Содержание сведений об аффилированном лице до изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице после изменения:

2	3	4	5	6	7
Закрытое акционерное общество «АТС»	170000, г.Тверь, ул.Новоторжская, д.22-А	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2005	-	-

Содержание сведений об аффилированном лице до изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице после изменения:

2	3	4	5	6	7
Закрытое акционерное общество «Ростелеграф»	103375, г.Москва, ул.Тверская, 7	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2005	-	-

Содержание сведений об аффилированном лице до изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице после изменения:

2	3	4	5	6	7

Общество с ограниченной ответственностью «Нижегородский Телесервис»	г.Нижний Новгород, пл.М.Горького, Дом связи	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2005	-	-

№ п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
6	Прекращение основания аффилированности (в связи с продажей доли участия):	30.12.2005г.	31.12.2005г.

Содержание сведений об аффилированном лице до изменения:

2	3	4	5	6	7
Общество с ограниченной ответственностью "Пейджтелеком"	162627, Вологодская обл., г. Череповец, пр. Строителей, д.6	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1995	-	-

Содержание сведений об аффилированном лице после изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице до изменения:

2	3	4	5	6	7
Общество с ограниченной ответственностью «Кабельвидео»	167982,Республика Коми, г.Сыктывкар, ул.Куратова, 85	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2004	-	-

Содержание сведений об аффилированном лице после изменения:

2	3	4	5	6	7
-	-	-	-	-	-

Содержание сведений об аффилированном лице до изменения:

2	3	4	5	6	7
Закрытое акционерное общество «Сибтон»	630064, г. Новосибирск, ул. Орджоникидзе, 37, к.1	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1995	-	-

Содержание сведений об аффилированном лице после изменения:

2	3	4	5	6	7

-	-	-	-	-	-

Содержание сведений об аффилированном лице до изменения:

2	3	4	5	6	
Закрытое акционерное общество общество «Центр Телеком Сервис Московской области»	115446 Россия, г.Москва, Коломенский пр-д, д.1а	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	2001	-	-

Содержание сведений об аффилированном лице после изменения:

2	3	4	5	6	7
-	-	-	-	-	-

№ п/п	Содержание изменения	Дата наступления изменения	Дата внесения изменения в список аффилированных лиц
7	Изменение данных об аффилированном лице:	30.12.2005г.	31.12.2005г.

Содержание сведений об аффилированном лице до изменения:

2	3	4	5	6	7
Общество с ограниченной ответственностью "Телеком-Строй"	153017, г. Иваново, ул. Парижской Коммуны, д.92	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1995	-	-

Содержание сведений об аффилированном лице после изменения:

2	3	4	5	6	7
Общество с ограниченной ответственностью "Телеком-Строй"	153000, г. Иваново, пр.Ленина, 13	Лицо принадлежит к той группе лиц, к которой принадлежит акционерное общество	1995	-	-

Содержание сведений об аффилированном лице до изменения:

2	3	4	5	6	7
Совместное российско-американское предприятие закрытое акционерное общество «АКОС»	г.Владивосток, ул.Союзная, 28	Акционерное общество имеет право распоряжаться более чем 20 процентами общего количества голосов, приходящихся на акции, составляющие уставный капитал	31.05.2005	-	-

Содержание сведений об аффилированном лице после изменения:

2	3	4	5	6	7
Закрытое акционерное общество «АКОС»	г.Владивосток, ул.Союзная, 28	Акционерное общество имеет право распоряжаться более чем 20 процентами общего количества голосов, приходящихся на акции, составляющие уставный капитал	31.05.2005	-	-

VIII - 1

Open Joint Stock Company
Far East Telecommunications Company

Consolidated Financial Statements

Year ended December 31, 2004

with Independent Auditor's Report

RECEIVED
2007 JAN 19 A 10: 43
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

OJSC Far East Telecommunications Company

Consolidated Financial Statements

For the year ended December 31, 2004

Contents

ERNST & YOUNG

CJSC Ernst & Young Vneshaudit
Sadovnicheskaya Nab., 77, bld. 1
Moscow, 115035, Russia
Tel.: 7 (095) 705-9700
7 (095) 755-9700
Fax: 7 (095) 755-9701
www.ey.com/russia

ЗАО "Эрнст энд Янг Внешаудит"
Россия, 115035, Москва
Садовническая наб., 77, стр. 1
Тел.: 7 (095) 705-9700
7 (095) 755-9700
Факс: 7 (095) 755-9701
ОКПО: 00139790

Independent Auditors' Report

To the Shareholders and Board of Directors of OJSC Far East Telecommunications Company

1. We have audited the accompanying consolidated balance sheet of OJSC Far East Telecommunications Company (a Russian open joint-stock company - hereinafter "the Company"), as of December 31, 2004, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Except as discussed in paragraph 3, we conducted our audit in accordance with International Standards on Auditing issued by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As described in Note 5 "Property, Plant and Equipment", the Company has transitioned to International Financial Reporting Standards (IFRS) at January 1, 2003 and applied an exemption in IFRS 1, "First-time Adoption of International Financial Reporting Standards", which permits an entity to measure property, plant, and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost. However, we were not able to satisfy ourselves as to (i) whether the carrying amounts of property, plant, and equipment as at January 1, 2003 are representative of fair value; (ii) resulting depreciation expense for the years presented and (iii) the respective deferred tax balances as of the reporting dates and deferred tax expense for the years presented.

4. In our opinion, except for the effects on the financial statements of such adjustments, if any, which might have been determined to be necessary had we been able to satisfy ourselves as to the matter referred to in paragraph 3 above, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2004, and the consolidated results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Ernst & Young Vneshaudit

July 6, 2005

OJSC Far East Telecommunications Company

Consolidated Balance Sheets as of December 31, 2004

(in thousands rubles)

	Notes	December 31, 2004	December 31, 2003
ASSETS			
Non-current assets:			
Property, plant and equipment	5	10,144,826	8,259,594
Intangible assets	6	532,364	256,910
Investments in associates	7	26,303	346,765
Long-term investments	8	3,486	9,557
Long-term employee loans	9	25,305	13,762
Long-term advances given	10	137,748	233,274
Total non-current assets		10,870,032	9,119,862
Current assets:			
Inventories	11	436,563	252,391
Accounts receivable	12	632,049	471,439
Short-term investments	8	223,422	3,215
Other current assets	13	676,457	448,786
Cash and cash equivalents	14	129,210	140,110
Total current assets		2,097,701	1,315,941
TOTAL ASSETS		12,967,733	10,435,803
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity:			
Preference shares	16	1,081,053	769,364
Ordinary shares	16	3,284,653	2,328,839
Fair value reserve		158,829	2,381
Retained earnings		2,165,392	2,737,814
Total shareholders' equity		6,689,927	5,838,398
Minority interest	17	–	91
Non-current liabilities:			
Long-term borrowings	18	513,219	1,119,850
Finance lease obligations	19	1,064,534	607,743
Long term taxes payable		8,327	17,600
Pension obligations	22	231,000	182,000
Deferred revenue		100,554	99,415
Deferred income tax liability	29	736,842	825,837
Other non-current liabilities		18,740	18,400
Total non-current liabilities		2,673,216	2,870,845
Current liabilities:			
Accounts payable, accrued expenses and advances received	20	1,462,204	842,583
Payables to Rostelecom	34	82,167	76,700
Taxes payable	21	330,016	292,209
Dividends payable	32	12,047	10,940
Short-term borrowings	18	120,373	132,313
Current portion of long-term borrowings	18	1,238,521	124,320
Current portion of finance lease obligations	19	343,262	247,404
Provisions	23	16,000	–
Total current liabilities		3,604,590	1,726,469
Total shareholders' equity and liabilities		12,967,733	10,435,803

The accompanying notes form an integral part of these consolidated financial statements.

OJSC Far East.Telecommunications Company

Consolidated Statement of Operations

for the year ended December 31, 2004

(in thousands rubles, except per share amounts)

	Notes	2004	2003
Revenues	**24**	**8,933,554**	6,862,539
Operating expenses			
Wages, salaries, other employee benefits and payroll taxes		**(3,776,030)**	(3,046,361)
Interconnection charges – domestic companies		**(1,611,463)**	(1,121,771)
Depreciation and amortization	**5, 6**	**(915,289)**	(708,475)
Materials, repairs and maintenance, utilities		**(871,787)**	(852,120)
Taxes other than income tax		**(144,943)**	(100,739)
Provision for impairment of receivables	**12**	**(121,633)**	(125,720)
Loss on disposal of property, plant, and equipment		**(25,163)**	(34,614)
Other operating expenses, net	**25**	**(893,719)**	(656,442)
Total operating expenses		**(8,360,027)**	(6,646,242)
Operating profit		**573,527**	216,297
Share of result of associates	**7**	**232,843**	217,747
Interest expense, net	**26**	**(283,338)**	(106,134)
Gain/(loss) from sales of subsidiary, associates and other investments	**27**	**584,215**	(508)
Foreign exchange gain/(loss), net		**7,070**	(10,038)
Profit before income tax and minority interest		**1,114,317**	317,364
Income tax	**28**	**(358,250)**	(144,699)
Profit before minority interest		**756,067**	172,665
Minority interest	**18**	**–**	(91)
Net profit		**756,067**	172,574
Basic and diluted earnings per share (Russian Rubles)	**29**	**5.97**	1.36

The accompanying notes form an integral part of these consolidated financial statements.

OJSC Far East Telecommunications Company

Consolidated Statement of Cash Flows

for the year ended December 31, 2004

(in thousands rubles)

	Notes	2004	2003
Cash flows from operating activities:			
Profit before income tax and minority interest		**1,114,317**	317,364
Adjustments for:			
Depreciation and amortization	5, 6	**915,289**	708,475
Provision for impairment of receivables	11	**121,633**	125,720
Provision for legal claim		**16,000**	–
Loss on disposal of property, plant, and equipment		**25,163**	34,614
Share of result of associates	7	**(232,843)**	(217,747)
(Gain)/loss from subsidiary, associates and other investments	27	**(584,215)**	508
Interest expense, net	26	**283,338**	106,134
Foreign exchange (loss)/gain, net		**(7,070)**	10,038
Other non-cash items		**27,820**	(11,536)
Operating cash flows before working capital changes		**1,679,432**	1,073,570
Increase in accounts receivable		**(283,625)**	(278,041)
Increase in other current assets		**(227,285)**	(66,681)
Increase in inventories		**(184,828)**	(12,390)
Increase in pension obligations		**49,000**	36,000
Increase in accounts payable and accrued expenses		**240,561**	110,245
Increase in taxes payable		**37,643**	23,423
Cash flows generated from operations		**1,310,898**	886,126
Interest paid		**(176,683)**	(53,059)
Income tax paid		**(586,714)**	(200,206)
Net cash flows from operating activities		**547,501**	632,861
Cash flows from investing activities:			
Purchase of property, plant and equipment		**(1,233,851)**	(927,523)
Purchase of intangible assets		**(83,703)**	(248,738)
Proceeds from sales of property, plant and equipment		**1,045**	3,023
Proceeds from sale of subsidiary		**3,275**	–
Proceeds from sale of associates and other financial assets		**1,156,020**	–
Loans given to employees and repayment received, net		**(21,891)**	(9,481)
Interest received		**1,721**	1,077
Dividends received		**10,700**	645
Net cash flows used in investing activities		**(166,684)**	(1,180,997)
Cash flows from financing activities:			
Proceeds from promissory notes issues		**148,000**	200,187
Repayment of promissory notes		**(234,706)**	–
Proceeds from borrowings		**1,040,308**	1,237,868
Repayment of borrowings		**(705,308)**	(1,273,864)
Proceeds from debt securities issued		**–**	1,000,000
Repayment of finance lease obligations		**(530,748)**	(232,586)
Repayment of vendor financing obligations		**(46,470)**	(294,324)
Repayment of other non-current liabilities		**(8,936)**	(5,113)
Dividends paid		**(53,857)**	(43,507)
Net cash flows (used in)/from financing activities		**(391,717)**	588,661
Net (decrease)/increase in cash and cash equivalents		**(10,900)**	40,525
Cash and cash equivalents at the beginning of the year		**140,110**	99,585
Cash and cash equivalents at the end of the year		**129,210**	140,110

The accompanying notes form an integral part of these consolidated financial statements.

OJSC Far East Telecommunications Company

Consolidated Statements of Changes in Shareholders' Equity

For the years ended of December 31, 2004

(in thousands rubles)

	Notes	Share capital		Retained earnings	Fair value reserve	Total equity
		Preference shares	Ordinary shares			
At December 31, 2002	2	769,364	2,328,839	2,612,948	–	5,711,151
Net income for the year		–	–	172,574	–	172,574
Change in the fair value of financial assets available-for-sale, net of deferred income tax		–	–	–	2,381	2,381
Dividends	30	–	–	(47,708)	–	(47,708)
At December 31, 2003		769,364	2,328,839	2,737,814	2,381	5,838,398
Net income for the year		–	–	**756,067**	–	**756,067**
Increase in share capital	16	**311,689**	**955,814**	**(1,267,503)**	–	–
Change in the fair value of financial assets available for sale, net of deferred income tax		–	–	–	**156,448**	**156,448**
Dividends	30	–	–	**(60,986)**	–	**(60,986)**
At December 31, 2004		**1,081,053**	**3,284,653**	**2,165,392**	**158,829**	**6,689,927**

The accompanying notes form an integral part of these consolidated financial statements.

OJSC Far East Telecommunications Company
Notes to Consolidated Financial Statements
For the years ended December 31, 2004 and 2003

(in thousands rubles)

1. General Information

Authorization of Accounts

The consolidated financial statements of OJSC Far East Telecommunications Company and its subsidiary – (hereinafter "the Company" or OJSC FETEC) for the year ended December 31, 2004 were authorized for issue by the General Director and the Chief Accountant of the Company on July 6, 2005.

The Company

The Company's principal activity is providing telephone services (including local, domestic long-distance and international calls), telegraph, data transfer services, rent of communication channels and wireless communication services on the territory of the Far East region of the Russian Federation.

Open joint-stock company Svyazinvest, a federal holding company controlled by the Russian Federation, owns 51% of the Company's ordinary shares as of December 31, 2004.

The Company is an open joint stock company incorporated in accordance with the laws of the Russian Federation.

The average number of employees in the Company in 2004 and in 2003 was approximately 19 thousand persons.

The registered office of the Company is Russia, 690950, Vladivostok, Svetlanskaya st., 57

Tariff Setting

Under the Russian antimonopoly legislation, the Company is considered a monopolist for fixed line telecommunication services. As a result, tariffs charged by the Company are set by federal authorities. Tariffs charged to the Company by Rostelecom (the primary provider of domestic long distance and international telecommunication services in the Russian Federation, which is also controlled by Svyazinvest) are also subject to state regulation, thus creating a cross-subsidization mechanism.

Liquidity and Going Concern

As of December 31, 2004, the Company's current liabilities exceeded its current assets by approximately 1,506,889 (2003 – 410,528). As a result, there may be some doubt about the Company's ability to attract further financing and to pay its existing debts as they fall due.

To date, the Company has significantly relied upon short-term and long-term financing to fund the improvement of its telecommunication network. This financing has historically been provided through bank loans, bonds, vendor financing, and finance lease.

Through 2005, the Company anticipates funding from a) cash generated from operations; b) lease agreements; c) financing from domestic and international lending institutions. Management also expects to continue to be able to delay payment for certain operating costs to manage its working capital requirements if necessary.

If needed, management believes that certain projects may be deferred or curtailed in order to fund the Company's current operating needs.

(in thousands rubles)

1. General Information (continued)

Liquidity and Going Concern (continued)

The accompanying financial statements have been presented on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or any other adjustments that might result if the Company has either be unable to continue as a going concern or if the Company was to dispose of assets outside the normal course of its operating plan.

2. Basis of Presentation of the Financial Statements

Basis of Preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS").

The Company has transitioned to IFRS at the beginning of the earliest period presented in these financial statements (January 1, 2003) using the provisions of IFRS 1, "First-time Adoption of International Financial Reporting Standards", which is effective for periods starting on or after January 1, 2004. IFRS 1 applies to first-time adopters of IFRS including companies that previously applied some, but not all IFRS, and disclosed this fact in its most recent previous financial statements. The Company's previous financial statements disclosed that management made certain estimates and assumptions to present the carrying value of fixed assets which did not comply with historical cost concept as defined by IAS 16, "Property, plant, and equipment". Further, the Company did not apply the provisions of IAS 19 "Employee benefits" and as such did not account for defined benefit obligations.

The Company has applied an exemption permitted by IFRS 1 which allows an entity to measure property, plant, and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost. The Company has also applied the exemption permitted by IFRS 1 which allows an entity to recognize all cumulative actuarial gains and losses regarding employee benefits at the date of transition even if the corridor approach is used for latter actuarial gains and losses.

Management estimates that the carrying value of all of the Company's property, plant and equipment is broadly comparable to their fair values. However, management is engaging an independent appraiser to support these fair values and as a result, the reported carrying amount of property, plant and equipment may be adjusted.

Accounting for the Effect of Inflation

Prior to January 1, 2003 the characteristics of the economic environment of the Russian Federation indicated the existence of hyperinflation. Non-monetary assets and liabilities acquired prior to December 31, 2002 (except for the property, plant and equipment, for which fair values as at January 1, 2003 have been used as deemed cost), and share capital transactions occurring before December 31, 2002, have been restated in accordance with IAS 29 "Financial Reporting in Hyperinflationary Economies" by applying the relevant conversion factors to the historical cost through December 31, 2002.

(in thousands rubles)

2. Basis of Presentation of the Financial Statements (continued)

Management Estimates

The preparation of financial statements requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates with regard to those financial statements relate to the valuation and useful lives of fixed assets, provision for impairment of receivables and deferred taxation, as discussed in Notes 5, 12 and 28.

Reconciliation of Equity and Net Profit Reported under Previous GAAP and under IRFS

Shareholders' equity and net income are reconciled between previous Generally Accepted Accounting Principles (GAAP) and IFRS as follows:

	Shareholders' equity as at December 31, 2003	Net profit for the year ended December 31, 2003	Shareholders' equity as at January 1, 2003
Previous GAAP as reported	**6,047,573**	**195,922**	**5,901,653**
Interconnection charges accrual	67,218	16,997	50,221
Deferred tax correction	(120,652)	(4,079)	(116,573)
Other	22,753	–	18,078
Previous GAAP as restated	**6,016,892**	**208,840**	**5,853,379**
Accrual for defined benefit plan	(178,494)	(36,266)	(142,228)
International Financial Reporting Standards	**5,838,398**	**172,574**	**5,711,151**

The previous GAAP refers to the accounting standards used in the Company's prior year international financial statements, in which the Company applied some, but not all, IFRSs as described above.

As noted above, the company has taken the exemptions permitted under IFRS 1 which allows an entity to (i) measure property plant and equipment and intangible assets at fair value at the transition date and (ii) recognize all cumulative actuarial gains and losses regarding employee benefits at the date of transition even if the corridor approach is used for latter actuarial gains and losses. Management estimates that the carrying value of all of the Company's property, plant and equipment is broadly comparable to their fair values. However, management is engaging an independent appraiser to support these fair values and as a result, the reported carrying amount of property, plant and equipment may be adjusted.

3. Summary of Significant Accounting Policies

3.1 Principles of Consolidation

Subsidiaries

The consolidated financial statements include financial statements of subsidiaries, the entities in which the Company has an interest of more than one half of the voting rights, or otherwise has power to exercise control over its operations. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealized gains on transactions between parent and/or subsidiary companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Financial statements of OJSC Far East Telecommunications Company and its subsidiaries, based on which the consolidated financial statements are prepared, are based on unified accounting policy.

Investments in Associates

Associates are entities in which the Company generally owns between 20% and 50% of the voting rights, or is otherwise able to exercise significant influence, but which it does not control or jointly control. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. Subsequent changes in the carrying value reflect the post acquisition changes in the Company's share of net assets of the associate. The Company's share of its associates' profits or losses is recognised in the statement of operations and its share of movements in reserves is recognised in equity. However, when the Company's share of losses in an associate equals or exceeds its interest in the associate the Company does not recognise further losses, unless the Company is obligated to make further payments to, or on behalf of, the associate.

Unrealised gains on transactions between the Company and its associated undertakings are eliminated to the extent of the Company's interest in the associated undertakings; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

3.2 Investments

Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale. These investments are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Management of the Company determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

Available-for-sale investments are carried at fair value. A gain or loss arising from a change in the fair value of an available for sale investment is recognized directly in equity until the investment is sold, collected or otherwise disposed of, or until it is determined to be impaired. Upon disposal, cumulative gain or loss previously recognized as a component of equity, is included in the statement of operations.

For investments that are actively traded in organized financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date. For investments where there is no quoted market price, fair value is determined by reference to the

Current market value of another instrument which is substantially the same or is calculated based on the expected cash flows of the underlying net asset base of the investment.

(in thousands rubles)

3. Summary of Significant Accounting Policies (continued)

3.3 Foreign Currency Transactions

The measurement and presentation currency of the Company is the Russian Ruble, which is the national currency of the Russian Federation. Transactions in foreign currencies are initially recorded in the measurement currency at the rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the measurement currency rate of exchange ruling at the balance sheet date. All resulting differences are taken to the consolidated statement of operations as foreign exchange gains (losses).

Assets and liabilities settled in Rubles but denominated in foreign currencies are recorded in the Company's consolidated financial statements using the same principles as for assets and liabilities denominated in foreign currencies.

3.4 Property, Plant and Equipment

Property, plant and equipment are recorded at purchase or construction cost less accumulated depreciation and any impairment in value. For the property, plant and equipment acquired prior to January 1, 2003, fair values as at January 1, 2003 have been used as deemed cost (refer to Note 2) in accordance with the exemption provided in IFRS 1.

Depreciation is calculated on a straight-line basis. The depreciation periods, which approximate the estimated useful economic lives of the respective assets, are as follows:

Buildings and Constructions	20-50 years
Analog switches	10-20 years
Digital switches	10-15 years
Other telecommunication equipment	10-20 years
Transportation equipment	5 years
Computers, office and other equipment	3-5 years
Land	not depreciated

For the purposes of disclosure, property, plant and equipment are aggregated into the following groups:

- Land, buildings and constructions;
- Switches and transmission devices;
- Construction in progress and equipment for installation;
- Other assets, in which computers, vehicles and other equipment are included.

The period of validity of the Company's operating licenses is significantly shorter than the useful lives used for depreciation of the cost of property, plant and equipment. Based on the Russian licensing legislation and prior experience, management believes that the operating licenses will be renewed without significant cost, which would allow the Company to realize the cost of its property, plant and equipment through normal operations.

Construction in progress is recorded as the total of actual expenditures incurred by the Company from the beginning of construction to the reporting date. Depreciation begins when fixed assets are put into operation.

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, interest costs on such borrowings are capitalised, during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed.

3. Summary of Significant Accounting Policies (continued)

3.4 Property, Plant and Equipment (continued)

Repair and maintenance expenditure is expensed as incurred. Major renewals and improvements are capitalised and the assets replaced are retired. Gains and losses arising from the retirement of property, plant and equipment are included in the statement of operations as incurred.

IAS 36 "Impairment of Assets" requires that the recoverable amount of an asset, including property, plant and equipment, should be estimated whenever there is an indication that the assets may be impaired.

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of property, plant and equipment is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the statement of operations.

3.5 Intangible Assets

Intangible assets, which comprise primarily software and licenses, are capitalized at cost.

Licenses and software are depreciated on a straight-line basis over the estimated useful life equal to the term of license or of the right to use the software. Useful life of such intangible assets is 2-20 years.

Where an indication of impairment exists, the carrying amount of any intangible asset, is assessed and, when impaired, the asset is written down immediately to its recoverable amount.

3.6 Inventories

Inventories, which are mainly comprised of cable, materials, spare parts for telecommunications equipment and goods for resale, are recorded at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

Cost of inventory is determined on the weighted average basis.

3.7 Accounts Receivable

Accounts receivable are stated at original invoice amount, less provision made for impairment of these receivables. A provision for impairment of trade receivables and other receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables.

Accounts that are individually significant are assessed for uncollectability and recognized individually. Uncollectability is measured and recognized on a portfolio basis for accounts of similar customers that are not individually identified as doubtfully recoverable.

The amount of the provision is recognised in the statement of operations.

3. Summary of Significant Accounting Policies (continued)

3.8 Value-Added Tax

The tax regulations permit the settlement of sales and purchases value added tax (VAT) on a net basis.

Value added tax recoverable

VAT recoverable relates to purchases which have not been settled at the balance sheet date. VAT recoverable is reclaimable against sales VAT upon payment for the purchases.

Value added tax payable

Value added tax payable comprises the following: 1) VAT related to sales, which is payable to tax authorities upon collection of receivables from customers net of VAT on purchases which have been settled at the balance sheet date; 2) VAT related to sales which have not been settled at the balance sheet date (VAT deferred). Where provision has been made for impairment of receivables, impairment loss is recorded for the gross amount of the debtor, including VAT. The related VAT deferred liability is maintained until the debtor is written off for tax purposes.

3.9 Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and in the Company's bank accounts, as well as cash deposits and short-term investments with original maturities of three months or less.

3.10 Borrowings

Borrowings are initially recognised at cost, being the fair value of the consideration received, net of transaction costs incurred. In subsequent periods, borrowings are measured at amortised cost using the effective interest rate method; any difference between the fair value of the consideration received (net of transaction costs) and the redemption amount is recognised as interest expense over the period of the borrowings.

3.11 Leases

Finance leases of equipment that transfer substantially all the risks and rewards incidental to ownership of the leased item to the Company are capitalized at the inception of the lease at the market value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to interest expense.

Capitalized leased assets are depreciated using the straight-line method over the estimated useful life of the asset like other fixed assets within the same class.

Leases where the lessor retains substantially all the risks and rewards of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the statement of operations on a straight-line basis over the lease term.

3. Summary of Significant Accounting Policies (continued)

3.12 Pensions and Other Post-Employment Benefits

Unified social tax

Under provisions of the Russian legislation, social contributions are made through a unified social tax ("UST") calculated by the Company by the application of a regressive rate (from 35.6% to approximately 18%) to the annual gross remuneration of each employee. The Company allocates the UST to three social funds (state pension fund, social and medical insurance funds), where the rate of contributions to the pension fund vary from 28% to 14% depending on the annual gross salary of each employee.

The Company's contributions relating to the UST are expensed in the year to which they relate.

Other pension plans and post-employment benefits

Under collective bargaining agreements and internal regulations on additional pension benefits, the Company also provides benefits for its employees by using post-employment benefit plans. The majority of the Company's employees are eligible to participate in such post-employment benefit plans based upon a number of factors, including years of service, age, and level of compensation.

Post-employment benefit plans include defined contribution plans and defined benefit plans.

Defined contribution plan is a post-employment benefit plan under which the Company's obligation is limited solely to the amount of a contribution it agrees to pay into a fund. In this case all actuarial and investment risks will be borne by employees. The Company recognizes contributions under a defined contribution plan in the period to which they are attributable.

Under defined benefit plans, the Company's obligation is to provide the agreed benefits to current and former employees. In this case actuarial and investment risks fall on the Company.

The Company determines the present value of defined benefit obligation and the fair value of any plan assets on each reporting date separately for each plan. The obligations are valued by professionally qualified independent actuaries hired by the Company using the projected unit credit method. The assets of defined benefit plans are also valued by a professionally qualified actuary.

Actuarial gains and losses are recognised as income or expense when the net cumulative unrecognised actuarial gains and losses for each individual plan at the end of the previous reporting year exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognised over the expected average remaining working lives of the employees participating in the plans.

Upon introduction of a new plan or improvement of an existing plan past service cost is recognized on a straight-line basis over the average period until the amended benefits become vested. To the extent that the benefits vested immediately, past service cost is immediately expensed.

Gains or losses on the curtailment or settlement of pension benefit obligations are recognized when the curtailment or settlement occurs.

3. Summary of Significant Accounting Policies (continued)

3.13 Deferred Income Tax

Deferred tax assets and liabilities are calculated in respect of temporary differences using the liability method. Deferred income taxes are provided for all temporary differences arising between the tax base of assets and liabilities and their carrying values for financial reporting purposes, except where the deferred income tax arises from goodwill amortization or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates that have been enacted (or substantively enacted) at the balance sheet date.

Deferred income tax is provided on temporary differences arising on investments in subsidiary, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax relating to items recognized directly in equity are recognized in equity and not in the statement of operations.

3.14 Provisions

Provisions are recognised when the Company has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Company expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as an interest expense.

3.15 Shareholders' Equity

Share capital

Ordinary shares and non-redeemable preference shares with discretionary dividends are both classified as equity. External costs directly attributable to the issue of new shares, other than on a business combination, are shown as a deduction in equity from the proceeds. Any excess of the fair value of consideration received over the par value of shares issued is recognized as a share premium.

Dividends

Dividends are recognized as a liability and deducted from equity at the balance sheet date only if they are declared before or on the balance sheet date. Dividends are disclosed when they are proposed before the balance sheet date or proposed or declared after the balance sheet date but before the financial statements are authorized for issue.

3. Summary of Significant Accounting Policies (continued)

3.16 Revenue

Revenue is recognized to the extent that it is probable that economic benefits will flow to the Company and the revenue can be reliably measured.

The Company categorizes the revenue sources in thirteen major categories:

1. Long distance telephone calls - domestic;
2. Long distance telephone calls - international;
3. Local telephone calls;
4. Installation and connection fees;
5. Documentary services;
6. Cellular services;
7. Radio and TV broadcasting;
8. Data transfer and telematic services;
9. New services;
10. Rent of telephone channels;
11. Services for national operators;
12. Other telecommunications services;
13. Other revenues.

Long distance calls (domestic and international)

Revenues from long distance services depend on time of call, duration of call, destination of call, type of service used, subscriber category and the applied rate plan. Customers of the Company use the service via installed fixed telephone, as well the service could be accessed by means of pay-phone. The Company charges long distance fees on a per-minute basis. The Company recognizes revenues related to the long distance services in the period when the services are rendered.

Local telephone calls

Revenue from the local telephone services depends on the duration of the telephone connections and subscription fee, while time driven billing scheme is applied. If fixed payment scheme is applied then revenue depends on the subscription fee only. Customers of the Company use the service via installed fixed telephone, as well the service could be accessed by means of pay-phone. The Company recognizes revenues related to the monthly network fees for local services in the month the service is provided to the subscriber.

Installation and connection fees

Installation and connection fees for indefinite period contracts are paid by a combination of a fixed cash amount and by the contribution of fixed assets consisting of cable and duct, commonly referred to as the "last mile". Revenue received in the form of cash is recognized when the installation and connection are complete. For installation and connection fees paid in the form of fixed assets, revenue is deferred and recognized into income on the same basis that the fixed assets are depreciated.

3. Summary of Significant Accounting Policies (continued)

3.16 Revenue (continued)

Documentary services

Revenues from telegraph services comprise fees for telegram transmissions and other wire line data transmission services. The Company recognizes revenues related to telegraph services in the period when the services are rendered.

Cellular services

Major revenues from cellular services arise from airtime services including local, intercity long distance and international long distance calls, subscription fees, value added services, outbound and inbound roaming. The Company recognizes revenues related to mobile telecommunications services in the period when the services are rendered.

Radio and TV broadcasting

The Company maintains a wireline radio broadcasting network. The revenues comprise monthly fees from subscribers and installation fees for wireline radio sets. The Company recognizes the revenues related to radio broadcasting in the period when the services are rendered.

Data transfer and telematic services

The Company recognizes revenues related to data transfer and telematic services in the period when the services are rendered.

New services

Major revenues from new services include internet services, ISDN, IP-telephony, intelligent network services. The Company recognizes revenues related to new services in the period when the services are rendered.

Rent of telephone channels

Major revenues are recognized from the following services: rent of intercity and international, digital, analogue, and telegraph channels. The Company recognizes revenues from the rent of channels in the period when the services are rendered.

Services for national operators

Revenue from national service providers includes two different groups.

The first group of revenues represents services rendered to OJSC Rostelecom for termination of long-distance traffic of its operators-partners in the network of the Company.

In 2003 the Ministry of the Russian Federation for antimonopoly policy and entrepreneurial support (MAP) has conducted a reform of the settlements system of multi regional OJSC Svyazinvest Companies with the OJSC Rostelecom for transit of intercity long-distance traffic. Till August 1, 2003 revenue calculation has been based on the integral settlement rate, multiplied on the total number of minute-distances (transfer of 1 minute of traffic on 50 kilometers interval of OJSC Rostelecom's network), transferred through the period.

3. Summary of Significant Accounting Policies (continued)

3.16 Revenue (continued)

Services for national operators (continued)

Integral settlement rate has been calculated as a sum of linear settlement rate between zones and a difference between inbound and outbound termination settlement rates of the regional Companies. The rate has been calculated and agreed by the MAP once per year according to traffic statistics of previous year, thus it has not reflected real economical benefits and costs related to changes of the incoming and outgoing structure of the traffic in the current settlement period.

In August 2003 new and more transparent inter-operators settlement system for intercity traffic has been introduced. New system separates payments of regional operators for the transfer of intercity traffic in OJSC Rostelecom's network and termination of the traffic in the zone, where outgoing intercity call of own subscriber reaches its destination, and payments for the termination of the incoming intercity traffic from other operators in the own network of the Company.

Calculation of the costs for the transit of intercity traffic is based on the new settlement rate, that is equal to the sum of linear settlement rate multiplied by the quantity of 50 kilometers intervals between zones, using the termination settlement rate for the zone where the calls is terminated. Revenue calculation for the transit of intercity traffic from the OJSC Rostelecom's to the customers of the regional OJSC Svyazinvest's company is based on the termination settlement rates. New rates have been defined by the order of the MAP dated July 4, 2003.

The second group of revenues from national operators represents services rendered to interconnected telecom operators that transfer local, intercity and international traffic of their customers via network of the Company.

Major revenues are recognized from the services for transit of local, intercity and international traffic. Further, the Company generates revenue from interconnection to the network (one time fees), rent of channels, rent of equipment, data transfer and Internet services.

The Company recognizes revenues from national operators in the period when the services are rendered.

Other telecommunication services

Other telecommunication services primarily consist of revenues received by public switched telephone network (PSTN) stations from the rent of direct lines and local junctions, as well as subscription fees for wired-radio outlets. The Company recognizes revenues related to other services in the period when the services are rendered.

Other revenues

Other revenues primarily consist of revenues received from manufacturing of the telecommunication equipment and its technical support, transportation services, recreation services and sale of products and services provided by auxiliary units.

3. Summary of Significant Accounting Policies (continued)

3.17 Commitments

A commitment is a binding agreement for the exchange of a specified quantity of resources at a specified price on a specified future date or dates.

Significant commitments are disclosed.

Assets to be acquired and liabilities to be incurred as a result of the Company's commitment to purchase or sell goods or services are not recognized until at least one of the parties has performed under the agreement such that it either is entitled to receive an asset or is obligated to disburse an asset.

3.18 Contingencies

Contingent liabilities are not recognized in the financial statements as it is not probable that a liability will need to be settled or the outcome to determine whether a liability exists is dependant on a future event. They are disclosed in the accompanying notes unless the possibility of an outflow of resources embodying economic benefit is remote.

Contingent assets are not recognized in the financial statement but disclosed when an inflow of economic benefits is probable.

(in thousands rubles)

4. Segment Information

	2004					2003				
	Fixed line	Mobile	Other	Intercom-pany eliminations	Total for the Company	Fixed line	Mobile	Other	Intercom-pany eliminations	Total for the Company
REVENUE										
Sales to third parties	8,469,365	340,459	123,730	–	8,933,554	6,493,861	234,476	134,202	–	6,862,539
Inter-segment sales										
Total revenue	8,469,365	340,459	123,730	–	8,933,554	6,493,861	234,476	134,202	–	6,862,539
GROSS PROFIT										
Segment result	1,175,002	119,993	43,607	–	1,338,602	653,396	70,089	40,115	–	763,600
Unallocated corporate expenses					(765,075)					(547,303)
Operating profit					573,527					219,297
Share of result of associates					232,843					217,747
Interest expense, net					(283,338)					(106,134)
Gain/(loss) from sales of subsidiaries, associates and other investments					584,215					(508)
Foreign exchange gain/(loss), net					7,070					(10,038)
Income tax					(358,250)					(144,699)
Minority interest					–					(91)
Net profit					756,067					172,574

(in thousands rubles)

4. Segment Information (continued)

	2004					2003				
	Fixed line	**Mobile**	**Other**	**Intercom-pany eliminations**	**Total for the Company**	**Fixed line**	**Mobile**	**Other**	**Intercom-pany eliminations**	**Total for the Company**
OTHER INFORMATION										
Segment assets	**11,257,985**	**452,558**	**164,469**	**–**	**11,875,012**	8,876,495	320,507	183,442	–	9,380,444
Investments in associates	**–**	**–**	**–**	**–**	**26,303**	–	–	–	–	346,765
Unallocated corporate assets	**–**	**–**	**–**	**–**	**1,066,418**	–	–	–	–	708,594
Consolidated total assets					**12,967,733**					10,435,803
Segment liabilities	**1,559,454**	**62,689**	**22,782**	**–**	**1,644,925**	963,970	34,807	19,921	–	1,018,698
Unallocated corporate liabilities	**–**	**–**	**–**	**–**	**4,632,881**	–	–	–	–	3,578,616
Consolidated total liabilities					**6,277,806**					4,597,314
Capital expenditure	**2,944,072**	**107,382**	**43,034**		**3,094,488**	1,797,876	53,399	34,214	–	1,885,489
Fixed assets	***2,671,827***	***107,382***	***43,034***		***2,822,243***	*1,549,137*	*53,399*	*34,214*	–	*1,636,750*
Intangible assets	***272,245***	**–**	**–**	**–**	***272,245***	*248,739*	–	–	–	*248,739*
Depreciation and amortization	**(866,507)**	**(34,825)**	**(13,957)**	**–**	**(915,289)**	(667,349)	(25,060)	(16,065)	–	(708,474)
Other non-cash expenses, excl. depreciation (bad dept expenses, impairment of assets)					**(148,785)**					(131,021)

(in thousands rubles)

4. Segment Information (continued)

The Company provides fixed line and mobile telecommunication services, as well as other services. Management believes that the Company operates in one geographical segment.

Unallocated costs represent general and administration expenses and taxes other than income tax.

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables, and operating cash, and exclude investments, deferred tax assets, and assets used for general Company's purposes.

Segment liabilities comprise operating liabilities and exclude items such as taxation, corporate borrowings, liabilities related to assets that are the subject of finance leases, deferred tax liabilities, and other liabilities pertaining to the Company as a whole.

Capital expenditure comprises additions to property, plant and equipment. Impairment loss and provisions relate only to those charges made against allocated assets.

5. Property, Plant and Equipment

	Land, buildings and constructions	Switches and transmission devices	Construction in progress and equipment for installation	Vehicles and other	Total
Cost					
At December 31, 2003	3,711,105	4,463,178	321,278	440,464	8,936,025
Additions	–	–	2,822,243	–	2,822,243
Disposals	(10,765)	(18,758)	(8,062)	(2,801)	(40,386)
Disposals due to sale of subsidiary	(9)	(2,231)	(114)	(235)	(2,589)
Transfers	780,430	1,286,632	(2,368,344)	301,282	–
At December 31, 2004	**4,480,761**	**5,728,821**	**767,001**	**738,710**	**11,715,293**
Accumulated depreciation					
At December 31, 2003	(151,162)	(417,253)	–	(108,016)	(676,431)
Charge for the year	(200,163)	(508,003)	–	(202,980)	(911,146)
Disposals	7,754	8,303	–	1,053	17,110
At December 31, 2004	**(343,571)**	**(916,953)**	**–**	**(309,943)**	**(1,570,467)**
Net book value as of December 31, 2003	3,559,943	4,045,925	321,278	332,448	8,259,594
Net book value as of December 31, 2004	**4,137,190**	**4,811,868**	**767,001**	**428,767**	**10,144,826**

The Company has applied an exemption permitted by IFRS 1 which allows an entity to measure property, plant, and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost. Management estimates that the carrying value of all of the Company's property, plant and equipment is broadly comparable to their fair values. However, management is engaging an independent appraiser to support these fair values and as a result, the reported carrying amount of property, plant and equipment may be adjusted.

(in thousands rubles)

5. Property, Plant and Equipment (continued)

The net book value of plant and equipment held under finance leases at December 31, 2004 is 1,577,665 (2003 – 1,155,271). Leased assets are pledged as security for the related finance lease obligations (see Note 19).

In 2004, the Company increased construction in progress by the amount of capitalized interest totaling 93,360 (2003 – 37,159). Capitalization rate in 2004 was 14%.

Bank borrowings are secured by properties with the carrying value as of December 31, 2004 of approximately 1,077,223 (2003 – 264,469) (see Note 18).

6. Intangible Assets

	Licenses	Software	Other	Total
Cost				
At December 31, 2003	3,490	262,904	224	266,618
Additions	1,067	280,656	47	281,770
Disposals	(324)	(3,947)	–	(4,271)
Disposals due to sale of subsidiary	–	–	(21)	(21)
At December 31, 2004	**4,233**	**539,613**	**250**	**544,096**
Accumulated amortization				
At December 31, 2003	(1,532)	(8,053)	(123)	(9,708)
Charge for the year	(1,021)	(3,104)	(19)	(4,144)
Disposals	296	1,824		2,120
At December 31, 2004	**(2,257)**	**(9,333)**	**(142)**	**(11,732)**
Net book value at December 31, 2003	1,958	254,851	101	256,910
Net book value at December 31, 2004	**1,976**	**530,280**	**108**	**532,364**

The majority of licenses are amortized over 5 years period.

Oracle E-Business Suite

As of December 31, 2004 software includes Oracle E-business Suite software with a gross book value of 315,176 (2003 – 242,161), including interest capitalized of 9,023 (2003 – nil). In accordance with the supply contract, the Company has been provided with non-exclusive licenses for 4,749 users of E-business Suite 2003 Professional among other license applications.

The Company will commence amortizing the value of this software from the date of its implementation over useful life of the licenses. Until then, the Company periodically tests this software for impairment.

Full implementation of Oracle E-Business Suite software is expected to be between 2005 and 2008.

Advances given to acquire Oracle E-Business Suite software in the amount of 41,023 are included in "Long-term advances given" (see Note 10).

(in thousands rubles)

6. Intangible Assets (continued)

Amdocs Billing Suite

As of December 31, 2004 software also includes Amdocs Billing Suite software with a gross book value of 188,341 (2003 – nil). This software was purchased for the purpose of the implementation of unified automated settlements system. The project of implementation of the unified automated settlements system is expected to last 4-5 years.

The Company's Board of Directors approved the purchase of Amdocs Billing Suite software on November 20, 2004.

Amdocs Billing Suite software was supplied in December 2004 by LLC IBM Eastern Europe/Asia, at which point the Company transferred its promissory notes with the face value of 232,787. Repayment of promissory notes issued is expected to be exercised by June 1, 2006.

The Company will commence amortizing this asset from the date of software implementation. Until then the Company periodically tests this software for impairment.

The Company's management believes that the carrying values of Oracle E-business Suite software and Amdocs Billing Suite software are recoverable as of December 31, 2004 and 2003.

7. Investments in Associates

Investments in associates at December 31, 2004 and 2003 comprised the following:

		As of December 31, 2004		As of December 31, 2003	
Associate	**Main activity**	**Voting shares**	**Carrying value**	**Voting shares**	**Carrying value**
LLC Magalyaskom	Mobile services	**50%**	**17,839**	50%	18,289
CJSC TeleRossVladivostok	Telecommunication services	**50%**	**8,222**	50%	8,368
LLC Kamalyaskom	Mobile services	**50%**	**242**	50%	825
CJSC Primtelephone	Mobile services	–	–	50%	238,803
CJSC DBSS-900	Mobile services	–	–	40%	80,480
CJSC Khabarovsky Mobile Telephone	Mobile services	–	–	30%	–
Total			**26,303**		346,765

All the above companies are Russian legal entities registered in accordance with the Russian legislation, and have the same financial year as the Company.

Disposal of shares in associates for 2004 is presented below:

Associate	**Main activity**	**Carrying value of associate**	**Sale/disposal of share in equity on the date of transaction, %**
CJSC Primtelephone	Mobile services	440,826	50%
CJSC DBSS-900	Mobile services	101,363	40%
CJSC Khabarovsky Mobile Telephone	Mobile services	–	30%
Total		**542,189**	

(in thousands rubles)

7. Investments in Associates (continued)

Share of income from CJSC Primtelephone and CJSC DVSS-900 for the period beginning January 1, 2004 to the date of disposal were 212,521 and 20,883, respectively.

CJSC Khabarovskiy Sotoviy Telephone reported accumulated losses in the amount of 50,060 and 45,385 as of the date of disposal and December 31, 2003, respectively. As the Company's share in accumulated losses of this associate exceeded the interest in the associate, the Company did not recognize further losses. The carrying amount of the associate as of the date of disposal was equal to zero.

Gain from sale of shares in associates are presented in Note 27.

Movement in investments in associates for the years ended December 31, 2004 and 2003 is presented below:

	2004	2003
Investments in associates at January 1	**346,765**	129,018
Share of income net of income tax	**232,843**	217,747
Dividends received	**(11,116)**	–
Sale of investments in associates	**(542,189)**	–
Investments in associates at December 31	**26,303**	346,765

The carrying value of investments in associates shown in these consolidated financial statements is equivalent to the Company's share in the net assets of the associated company.

8. Investments

As of December 31, 2004 and 2003 financial investments available-for-sale comprised the following:

	2004		2003	
Company	Ownership interest	Carrying value	Ownership interest	Carrying value
Long-term investments				
OJSC Daltelecom International	–	–	6.40%	2,624
OJSC JSCB Primorye	–	–	8.20%	2,152
OJSC SEZ Nakhodka	**8.47%**	**1,101**	8.47%	1,101
OJSC Far East Commercial Bank Dalkombank	**1.40%**	**858**	1.40%	858
Sberbank	–	–	0.71%	759
OJSC JSCB Svyazbank	**0.44%**	**687**	5.40%	1,180
OJSC Imperial	**19.60%**	**240**	19.60%	240
Other	–	**600**	–	643
Total long-term investments		**3,486**		9,557
Short-term investments				
OJSC Daltelecom International	**6.40%**	**221,967**	–	–
Sberbank	**0.0005%**	**1,405**	–	–
OJSC KamAZ	**0.003%**	**41**	–	–
OJSC Kolimabank	**0.09%**	**9**	–	–
ZAO Amur Mobile Telephone	–	–	19.00%	3,215
Total short-term investments		**223,422**		3,215
Total investments available-for-sale		**226,908**		12,772

(in thousands rubles)

9. Long-Term Employee Loans

As of December 31, 2004 and 2003 long-term loans given to employees are carried at amortized cost using the effective interest rate of 16%.

10. Long-Term Advances Given

As of December 31, 2004 and 2003 long-term advances given to suppliers of equipment comprised the following:

	2004	2003
Advances given for capital constructions	**96,725**	208,252
Acquisition of Oracle E-Business Suite software (Note 6)	**41,023**	25,022
Total	**137,748**	233,274

11. Inventories

Inventories at December 31, 2004 and 2003 comprised the following:

	2004	2003
Cable, materials, fuel and spare parts for telecommunications equipment	**361,002**	195,433
Finished goods and goods for resale	**12,348**	10,771
Small tools and other inventories	**63,213**	47,102
Impairment reserve	**–**	(915)
Total	**436,563**	252,391

As of December 31, 2004 no inventories have been pledged as security for borrowings.

12. Accounts Receivable

Accounts receivable as of December 31, 2004 and 2003 comprised the following:

	2004	2003
Trade receivables – telecommunication services	**997,155**	771,885
Trade receivables – other	**72,780**	43,785
Provision for impairment of receivables	**(437,886)**	(344,231)
Total	**632,049**	471,439

The Company identified accounts receivable for telecommunication services by the following major customer groups:

	2004	2003
Residential customers	**329,141**	210,997
Tariff compensation from the state budget	**324,023**	297,492
Corporate customers	**271,583**	172,536
Governmental customers	**72,408**	90,860
Total	**997,155**	771,885

(in thousands rubles)

12. Accounts Receivable (continued)

Prior to January 2005, telecommunication services provided to privileged customers, which are individuals that the government has agreed to provide certain benefits, was compensated 50% by the state budget and the other 50% paid by the privilege subscribers themselves. Article 47 of the Federal Law "On Telecommunications" No. 126-FZ dated July 7, 2003 is effective starting from 2005, which amends the rules on providing telecommunication services to privileges customers. Starting from January 2005 telecommunication customers with the right of privileges are obliged to pay for telecommunication services in full with the subsequent reimbursement of their expenses by the state budget. The provisions of this Law are applicable for the Company, except for two regional branches: Primorie and Magadan (see Note 35).

The state budget is still responsible to compensate the amounts due from privileged customers at December 31, 2004 in the amount of 324,023. The Company has made an assessment of the recoverability of these amounts and has accrued a provision for impairment of receivables of 309,698. The amount of the provision on the receivables from privileged customers at December 31, 2003 of 297,492 was 220,305.

The following summarizes the changes in the provision for impairment of trade and other receivables:

	2004	2003
Balance at January 1	**344,231**	250,200
Provision for the year	**121,633**	125,720
Trade and other receivables write-off	**(27,697)**	(31,689)
Provision disposal due to sale of subsidiary	**(281)**	–
Balance at December 31	**437,886**	344,231

13. Other Current Assets

As of December 31, 2004 and 2003 other current assets comprised the following:

	2004	2003
VAT recoverable	**393,793**	180,211
Prepaid income tax	**126,249**	36,159
Prepayments and advance payments	**76,725**	117,560
Deferred expenses	**21,151**	45,666
Short-term loans given	**9,418**	7,603
Other prepaid taxes	**9,161**	10,077
Settlements with personnel	**5,793**	5,891
Other	**34,167**	52,845
Provision for impairment of other current assets	–	(7,226)
Total	676,457	448,786

The following summarizes the changes in the provision for impairment of other current assets:

	2004	2003
Balance at January 1	**7,226**	14,339
Recovery for the year	**(4,646)**	(7,113)
Other receivables writen-off	**(2,580)**	–
Balance at December 31	–	7,226

The recovery of provision for impairment of other current assets is included in other operating expenses, net.

(in thousands rubles)

14. Cash and Cash Equivalents

As of December 31, 2004 and 2003 cash and cash equivalents comprised the following:

	2004	2003
Cash at bank and on hand	**128,964**	139,997
Corporate bank cards in rubles	**246**	113
Total	**129,210**	140,110

As of December 31, 2004 cash at bank and on hand includes 8 (2003 - 241) denominated in foreign currency.

15. Significant Non-Cash Transactions

A portion of the Company's revenue from services provided was settled through an exchange of services, which resulted in the netting of receivable and payable amounts with the Company:

	2004	2003
OJSC Rostelecom	**370,771**	143,173
CJSC Rostelegraph	**29,959**	17,220
OJSC Dalsvyazstroy	**17,611**	–
LLC Ekvant	**16,953**	14,721
LLC Dalsvyaz-Kurier	**15,683**	–
CJSC Sakhalin Telecom Mobile	**12,349**	12,165
OJSC Magadanenergo	**11,486**	–
LLC Sovintel	**7,658**	1,419
Other debtors and suppliers	**175,724**	254,007
Total revenue from non-cash transactions	**658,194**	442,705

In 2004 the Company purchased property, plant and equipment by vendor financing and finance lease in the amount of 84,918 and 817,964, respectively (2003 – nil and 835,965, respectively).

During 2004 the Company purchased Amdocs billing system for 188,341 and paid by promissory notes with maturity in 2005-2006.

Non-cash transactions above have been excluded from the consolidated statement of cash flows.

16. Share Capital

As at December 31, 2004 and 2003 the authorised number of ordinary and preference shares were 95,581,421 and 31,168,901, respectively. All authorised shares have been issued and fully paid.

As of December 31, 2004 the par value and carrying value of ordinary and preference shares were as follows:

Type of share	Number of outstanding shares	Par value per one share	Total par value	Carrying value
Ordinary	95,581,421	20	1,911,628	3,284,653
Preference	31,168,901	20	623,378	1,081,053
Total			**2,535,006**	**4,365,706**

(in thousands rubles)

16. Share Capital (continued)

The difference between the total par value and the total carrying value of share capital represents the effects of inflation of periods prior to January 1, 2003.

As at December 31, 2003 the total par value and carrying value of share capital was 1,267,503 and 3,098,203, respectively. On February 24, 2004 the par value of the preference and ordinary shares was increased from 10 rubles to 20 rubles through capitalization of retained earnings. This resulted in an increase of the par value and carrying value of share capital to 2,535,006 and 4,365,706, respectively.

The ordinary shareholders, which represent 75% of the share capital, are entitled to one vote per share. Class A preference shares, which represent 25% of the share capital, give the holders the right to participate in general shareholders' meetings without voting rights except in instances where decisions are made in relation to reorganisation and liquidation of the Company, and where changes and amendments to the Company's charter which restrict the rights of preference shareholders are proposed.

The preference shares have no rights of redemption or conversion but carry non-cumulative dividends per share of 10% of Russian accounting net income for the year. Annual amount of dividends on class A preference shares may not be less than dividends on ordinary shares. As such, the preference shareholders share in earnings along with ordinary shareholders and thus the preference shares are considered participating shares for the purpose of the calculation of earnings per share. If the Company fails to pay dividends, or has no profits in any year, the preferred shareholders have the right to vote in the general shareholders' meeting.

In August 2001 the Company executed a depositary agreement with JP Morgan Chase Bank regarding placement of American Depositary Receipts (ADRs), Level 1. The issue was registered on August 22, 2001. The depositary agreement between the Company and JP Morgan Chase Bank was revised on August 16, 2002 in accordance with the reorganization. In accordance with the depositary agreement each ADR is equal to 30 ordinary shares of the Company. As of the end of 2004, 51,603 ADRs represented 1,548,090 deposited ordinary shares, which constituted 1.62% of total ordinary shares issued.

Dividends were declared in 2004 in respect of 2003 to holders of ordinary shares and preference shares of Ruble 0.40 per ordinary share (2003 – Ruble 0.31 per ordinary share) and Ruble 0.73 per preference share (2003 –Ruble 0.58 per preference share).

In accordance with the Russian legislation, dividends may only be declared to the shareholders of the Company from net income as shown in the Company's Russian statutory financial statements. The Company reported net income 666,652 and 154,272 in its statutory financial statements in 2004 and 2003, respectively.

The Company's shareholding structure as of December 31, 2004 was as follows:

	Ordinary shares		Preference shares		Total
	Number of shares	**%**	**Number of shares**	**%**	**Number of shares**
OJSC Svyazinvest	48,330,683	51%	–	–	48,330,683
Other legal entities	40,507,701	42%	20,923,235	67%	61,430,936
Individuals	6,743,037	7%	10,245,666	33%	16,988,703
Total	**95,581,421**	**100%**	**31,168,901**	**100%**	**126,750,322**

(in thousands rubles)

17. Minority Interest

During 2004 the Company sold its 60% subsidiary CJSC Sotovye Sety Birobidjana (a Russian legal entity). A gain from sale of shares in the subsidiary is presented in Note 27.

The movements of minority interest for the years ended December 31, 2004 and 2003 were as follows:

	2004	2003
Minority interest as of January 1	91	–
Minority interest in subsidiary	–	91
Minority interest in subsidiary disposed	(91)	–
Minority interest as of December 31	–	91

The Company has no other subsidiaries at December 31, 2004.

18. Borrowings

As of December 31, 2004 and 2003 borrowings comprised the following:

	Range of interest rate	2004	2003
Short-term borrowings			
Bank loans (Rubles)	10.5-16%	**100,000**	82,000
Interest payable		**20,373**	18,313
Promissory notes (Rubles)		**–**	32,000
Total short-term borrowings		**120,373**	132,313
Long-term borrowings			
Bank loans (Rubles)	10.5%-13%	**317,000**	–
Bonds (Rubles)	14.2%	**1,000,000**	1,000,000
Vendor financing	8-11%	**51,993**	31,748
Promissory notes	6.0%-8.5%	**382,747**	212,422
Total long-term borrowings		**1,751,740**	1,244,170
Less: Current portion of long-term borrowings		**(1,238,521)**	(124,320)
Total long-term borrowings, net of current portion		**513,219**	1,119,850

Vendor financing denominated in EURO is 51,992 (2003 – 27,158), which bears interest of 8% (2003 – 10-11%). Vendor financing denominated primarily in Yen was nil (2003 - 4,590).

As of December 31, 2004 bank loans are secured by property, plant and equipment with the carrying value of 1,077,223 (2003 – 264,469).

(in thousands rubles)

18. Borrowings (continued)

As of December 31, 2004, long-term borrowings had the following maturity schedule:

Maturity date	Bank loans	Bonds	Vendor financing	Promissory notes	Total
2005	–	1,000,000	22,000	216,521	1,238,521
2006	55,000	–	–	166,226	221,226
2007	262,000	–	29,993	–	291,993
Total	**317,000**	**1,000,000**	**51,993**	**382,747**	**1,751,740**

Bonds

On July 18, 2003, the Company issued of 1,000,000 interest-bearing bonds with par value of 1,000 Rubles each. The bonds mature in 3 years from the date of issuance (November 2006). Under the terms of the issuance, the bond-holders may exercise early redemption in November 2005. As of December 31, 2004 the total amount of bonds issued was reclassed to the current portion of long-term borrowings.

Coupon interest rate is as follows:

Coupon number	Start date of coupon period	Coupon interest, % per annum	Coupon maturity date
1	November 19, 2003	14.5	May 19, 2004
2	May 19, 2004	14.5	November 17, 2004
3	November 17, 2004	15	May 18, 2005
4	May 18, 2005	15	November 16, 2005
5	November 16, 2005	13	May17, 2006
6	May17, 2006	13	November 15, 2006

The interest obligation was discharged within the time period prescribed by Prospectus for bond issue.

19. Finance Lease Obligations

The Company has finance lease contracts for telecommunication equipment. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments as of December 31, 2004 and 2003 are as follows:

	2004		2003	
	Minimum lease payments	Present value of payments	Minimum lease payments	Present value of payments
Current portion	**623,454**	**343,262**	460,241	247,404
2 to 5 years	**1,482,325**	**1,063,904**	958,636	606,718
Over 5 years	**884**	**630**	1,850	1,025
Total minimum lease payments	**2,106,663**	**1,407,796**	1,420,727	855,147
Less amounts representing finance charges	**(698,867)**	**–**	(565,580)	–
Present value of minimum lease payments	**1,407,796**	**1,407,796**	855,147	855,147

(in thousands rubles)

19. Finance Lease Obligations (continued)

In 2004 and 2003, the Company's primary lessor was OJSC RTC-Leasing. In 2004, the effective interest rate on lease liabilities ranged from 20% to 35% per annum (2003 - from 20% to 40%).

OJSC RTC-Leasing purchases telecommunication equipment from domestic and foreign suppliers and provides such equipment to the Company under finance lease agreements. The Company's obligations under finance leases to OJSC RTC-Leasing as of December 31, 2004 amounted to 1,885,597 (2003 – 1,073,512) including 1,281,664 principal amount (2003 – 662,293) and 603,933 interest payable (2003 – 411,219).

OJSC RTC-Leasing is entitled to adjust the lease payment schedule in the event of a change in certain economic conditions, in particular, a change in the refinancing rate of the Central Bank of the Russian Federation.

As of December 31, 2004 finance lease obligations denominated in foreign currency, mainly US dollars, amounted to 3,641 (2003 – 53,140).

20. Accounts Payable, Accrued Expenses and Advances Received

As of December 31, 2004 and 2003, the Company's accounts payable and other current liabilities comprised the following:

	2004	2003
Accounts payable for capital investments	**514,049**	133,975
Salaries and wages	**492,833**	345,165
Advances received from subscribers	**242,409**	222,612
Trade accounts payable	**155,800**	108,200
Other accounts payable	**57,113**	32,631
Total	**1,462,204**	842,583

Other accounts payable include outstanding settlements with insurance providers, payments to Non-Commercial Partnership (Note 33) and other.

21. Taxes Payable

Current Taxes Payable

As of December 31, 2004 and 2003, current taxes payable comprise the following:

	2004	2003
Value added tax	**251,651**	177,343
Unified social tax	**29,693**	37,193
Property tax	**27,107**	20,399
Individual income tax	**16,865**	19,821
Income tax	**164**	–
Sales tax	**1**	20,952
Other taxes	**4,535**	16,501
Total	**330,016**	292,209

(in thousands rubles)

21. Taxes Payable (continued)

Current Taxes Payable (continued)

Included in value added tax payable is the amount of 157,114 (2003 - 113,493), which represents deferred value added tax, that is only payable to the tax authorities when the underlying receivable is recovered or written off.

Long-Term Taxes Payable

Long-term taxes payable comprise various taxes payable to the Russian Government which were previously past due and which have been restructured to be repaid over a period of up to 10 years following the application of Government Resolution No. 1002 dated September 3, 1999.

22. Pension Obligations

In addition to statutory pension benefits, the Company also contributes to post-employment benefit plans, which covers most of its employees. The Company participates in both defined contribution and defined benefit plans. In respect of the later, the Company applied the exemption permitted by IFRS 1 which allows an entity to recognize all cumulative actuarial gains and losses at the date of transition, even if the corridor approach is used for later actuarial gains and losses.

Defined Benefit Pension Plans

Most employees are covered by defined benefit pension plan. The defined benefit pension plan provides old age retirement pension and disability pension. The plans provide for payment of retirement benefits starting from statutory retirement age, which are currently 55 for women and 60 for men. The benefits are based on a formula specific to each branch of the Company. According to the formula the benefits depend on a number of parameters, including the relative pay of participants and their past service in the Company at retirement. The benefits do not vest until and are subject to the employee retiring from the Company on or after the above-mentioned ages.

Non-government pension fund Telecom-Soyuz, which is related to the Company, maintains the defined benefit pension plan. The Company makes contributions to the pension fund in the amount set forth in the agreement with the pension fund.

The latest independent actuarial valuation of the Company's pension and other post-employment and post-retirement benefits in accordance with IAS 19 was performed in May 2005.

There were 18,964 active employees participating to the defined benefit pension plan of the Company and 895 pensioners eligible to the post-employment and post-retirement benefits, as of December 31, 2004 (as of December 31, 2003 – 18,354 and 649 respectively).

As of December 31, 2004 and 2003 Company's net liabilities on defined benefit pension plans comprised the following:

	2004	2003
Present value of defined benefit obligation	**696,000**	606,000
Fair value of plan assets	**(160,000)**	(102,000)
Present value of unfunded obligations	**536,000**	504,000
Unrecognised actuarial losses	**(30,000)**	(24,000)
Unrecognised past service cost	**(275,000)**	(298,000)
Net pension liability in the balance sheet	**231,000**	182,000

(in thousands rubles)

22. Pension Obligations (continued)

Defined Benefit Pension Plans (continued)

As of December 31, 2004 management estimated employees' average remaining working life at 15 years (2003 - 15 years).

The amount of net expense for defined benefit pension plans recognized in 2004 and 2003 is as follows:

	2004	2003
Service cost	**37,000**	26,000
Interest cost	**58,000**	44,000
Expected return on plan assets	**(11,000)**	(8,000)
Amortisation of past service cost – non-guaranteed potion	**23,000**	18,000
Net expense for the defined benefit pension plan	**107,000**	80,000

The amount of net expense for defined benefit pension plans is included in the consolidated statement of operations line "Wages, salaries, other benefits and payroll taxes".

The movements in the net liability for defined benefit pension plans in 2004 and 2003 were as follows:

	2004	2003
Net liability at January 1	**182,000**	146,000
Net expense for the year	**107,000**	80,000
Contributions	**(58,000)**	(44,000)
Net liability at December 31	**231,000**	182,000

As of December 31, 2004 and 2003 the principal actuarial assumptions used were as follows:

	2004	2003
Discount rate	**9.18%**	9.18%
Expected return on plan assets	**9.33%**	9.26%
Future salary increases	**9.18%**	9.18%
Relative pay increase (career progression)	**1.00%**	1.00%
Rate used for calculation of annuity value	**6.00%**	6.00%
Staff turnover	**2.25%**	2.25%
Mortality tables (source of information)	**year 1998**	year 1998

The movements in the net assets of defined benefit pension plans during 2004 and 2003 are characterized by the following factors:

	2004	2003
Fair value of plan assets at January 1	**102,000**	59,000
Actual return on plan assets	**14,000**	10,000
Employer contributions	**58,000**	44,000
Benefits Paid	**(14,000)**	(11,000)
Fair value of plan assets at December 31	**160,000**	102,000

(in thousands rubles)

22. Pension Obligations (continued)

Defined Benefit Pension Plans (continued)

Actual return on plan assets for 2004 was 11.29%.

As of December 31, 2004 the plan assets of defined benefit pension plan included the Company's bonds representing 1% (2003 – 3%) of the total plan assets.

23. Provisions

Legal Claims

As of December 31, 2004 the Company accrued a provision in the amount of 16,000 (2003 - nil) in respect of a legal claim brought against the Company.

In January 2005 the Arbitration court of Khabarovsk announced its resolution, pursuant to which the Company was obligated to pay compensation amounting to 23,610. During the negotiation process parties have signed amicable agreement. According to this agreement the Company should pay compensation in amount of 16,000.

This provision is recognized in other operating expenses for the year ended December 31, 2004. The balance of the provision at December 31, 2004 is expected to be utilized in the first half of 2005.

24. Revenues

Revenue for the year ended December 31, 2004 and 2003 comprised the following:

By revenue types	2004	2003
Long distance telephone services – national	**2,599,667**	2,383,640
Long distance telephone services – international	**524,012**	484,875
Local telephone services	**2,146,724**	1,732,195
Installation and connection fees	**728,680**	447,821
Documentary services	**33,267**	30,730
Cellular services	**340,459**	234,476
Radio and TV broadcasting	**198,415**	182,189
Data transfer and telematic services	**160,854**	153,564
New services	**490,226**	331,232
Rent of telephone channels	**126,666**	130,187
Service for national operators	**975,735**	283,953
Other telecommunications services	**427,870**	333,475
Other revenue	**180,979**	134,202
Total	**8,933,554**	6,862,539

The Company identifies revenue by the following major customer groups:

Customer groups	2004	2003
Residential customers	**4,707,171**	3,693,450
Corporate customers	**3,027,008**	2,220,126
Government customers	**884,845**	676,090
Tariff compensation from the state budget	**314,530**	272,873
Total	**8,933,554**	6,862,539

(in thousands rubles)

25. Other Operating Expenses, net

Other operating expenses, net for the year ended December 31, 2004 and 2003 comprised the following:

	2004	2003
Security and fire protection services	**129,603**	96,711
Rent of premises	**92,658**	59,707
Transportation services	**77,147**	50,679
Business travel expenses and representation costs	**70,825**	46,083
Payments to Non-Commercial Partnership (Note 33)	**60,500**	80,059
Professional services	**49,009**	33,170
Insurance of property, plant and equipment	**46,677**	31,497
Civil defense	**39,432**	25,106
Advertising expenses	**31,767**	23,591
Banks service fees	**31,146**	23,933
Impairment charge of construction in progress	**27,151**	5,301
Telecommunication regulatory fees	**26,631**	20,058
Payments to labor unions, cultural events expenses	**20,920**	16,526
Cost of telephone cards and Internet cards	**18,671**	17,721
Legal claims provision (Note 23)	**16,868**	323
Training expenses	**16,557**	11,619
Post services	**7,485**	8,272
Current assets written-off	**7,232**	412
Other expenses	**123,440**	105,674
Total	**893,719**	656,442

26. Interest Expense, net

Interest expense, net for the year ended December 31, 2004 and 2003 comprised the following:

	2004	2003
Interest income	**(6,260)**	(1,767)
Interest expense	**77,538**	34,482
Interest expense accrued on finance leases	**212,060**	73,419
Total	**283,338**	106,134

27. Gain/(loss) from Sale of Subsidiary, Associates and Other Investments

Gain/(loss) from sale of subsidiary, associates and other investments for the year ended December 31, 2004 and 2003 comprised the following:

	2004	2003
Gain from sale of associates (Note 7)	**564,279**	–
Gain from sale of subsidiary (Note 17)	**3,513**	–
Gain/(loss) from sale of other investments	**5,754**	(1,331)
Recovery of impairment provision of other investments	**10,417**	219
Dividends	**252**	604
Total	**584,215**	(508)

(in thousands rubles)

28. Income Tax

Income tax charge for the years ended December 31, 2004 and 2003 comprised the following:

	2004	2003
Current income tax expense	**497,159**	148,634
Deferred income tax benefit	**(138,909)**	(3,935)
Total income tax expense	**358,250**	144,699

A reconciliation of the theoretical tax charge to the actual income tax charge is as follows:

	2004	2003
Profit before income tax and minority interest	**1,114,317**	317,364
Statutory income tax rate	**24%**	24%
Theoretical tax charge at statutory income tax rate	**267,436**	76,167
Increase (decrease) resulting from the effect of:		
Non-taxable income	**(10,090)**	(10,907)
Expenses not deductible for tax purposes	**100,904**	79,439
Total income tax charge for the year at the effective rate of 32.15% (2003 - 45.59%)	**358,250**	144,699

Deferred income tax assets and liabilities as of December 31, 2004 and 2003 were as follows:

	December 31, 2004	December 31, 2003
Deferred tax assets:		
Accounts payable and accrued expenses	**82,270**	76,087
Provision for impairment of receivable	**94,083**	31,612
Finance lease	**32,050**	9,823
Deferred revenue	**24,133**	23,860
Other	**11,171**	3,591
Deferred tax asset, total	**243,707**	144,973
Deferred tax liabilities:		
Property, plant and equipment	**(917,850)**	(892,124)
Intangible assets	**(10,945)**	(2,988)
Investments into associates	**(1,203)**	(74,679)
Investment revaluation effect	**(50,551)**	(805)
Other	**–**	(214)
Deferred income tax liability, total	**(980,549)**	(970,810)
Total deferred income tax liability, net	**(736,842)**	(825,837)

The movement in deferred tax liability, net for the years ended December 31, 2004 and 2003 was as follow:

	2004	2003
Deferred tax liability, net at January 1	**(825,837)**	(828,967)
Deferred tax benefit	**138,909**	3,935
Deferred tax expense related to changes in fair value of investments available-for-sale	**(49,746)**	(805)
Deferred tax assets disposal due to sale of subsidiary	**(168)**	–
Net deferred tax liability at December 31	**(736,842)**	(825,837)

(in thousands rubles)

29. Earnings per Share

Basic earnings per share amounts are calculated by dividing the net income attributable to participating shareholders by the weighted average number of ordinary and preference shares in issue during the period.

	2004	2003
Weighted average number of preference shares outstanding (thousands)	**31,169**	31,169
Weighted average number of ordinary shares outstanding (thousands)	**95,581**	95,581
Weighted average number of ordinary and preference shares outstanding (thousands)	**126,750**	126,750
Net profit	**756,067**	172,574
Earning per share, (basic/diluted)	**5.97**	1.36

As there are no dilutive instruments, basic earnings per share equal the diluted earnings per share.

30. Dividends Declared and Proposed for Distribution

Dividends paid to shareholders are determined by the Board of Directors and declared and officially approved at the annual shareholders' meeting. Earnings available for dividends are limited to profits determined in accordance with the Russian statutory accounting regulations. Dividends are accrued in the year they are declared and approved.

Dividends declared and approved during the year:

	2004	2003
Dividends on ordinary shares – 0.40 Rubles per share (2003 – 0.31 Rubles per share)	**38,233**	29,630
Dividends on preference shares – 0.73 Rubles per share (2003 – 0.58 Rubles per share)	**22,753**	18,078
Total	**60,986**	47,708

Dividends declared and approved subsequent to December 31, 2004:

Dividends on ordinary shares – 1.20 Rubles per share	114,697
Dividends on preference shares – 3.61 Rubles per share	112,520
Total	**227,217**

31. Contingencies and Operating Risks

Operating Environment of the Company

The Russian economy while deemed to be of market status continues to display certain characteristics consistent with that of a market in transition. These characteristics include, but are not limited to, relatively high inflation and the existence of currency controls which cause the national currency to be illiquid outside of Russia. The stability of the Russian economy will be significantly impacted by the government's policies and actions with regards to supervisory, legal, and economic reforms.

31. Contingencies and Operating Risks (continued)

Operating Environment of the Company (continued)

Management cannot predict what effect changes in fiscal, political or tariff policies may have on the Company's current financial position or its ability to make future investments in property, plant and equipment. The consolidated financial statements do not include any adjustments that might result from these uncertainties. Related effects will be reported in the financial statements as they become known and estimable.

Taxation

Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Company may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. It is not practical to determine the amount of unasserted claims that may manifest, if any, or the likelihood of any unfavorable outcome. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods.

During 2004 a tax examination of the Company's operations for the years 2001-2002 was executed by the tax authorities. As a result, the Company received a claim totaling 718,080, including fines and penalties of 256,245.

As of December 31, 2004 management believes that its interpretation of the relevant legislation is appropriate and that it is probable that the Company's tax, currency and customs positions will be sustained. As such, no provision has been made for the above mentioned claim.

Insurance Coverage

During 2004, the Company did not maintain insurance coverage on a significant part of its property, plant and equipment, business interruption losses, or third party liability in respect of property or environmental damage arising from accidents relating to the Company's property or the Company's operations. Until the Company obtains adequate insurance coverage, there is a risk that losses resulting from destruction of certain assets could have a material adverse effect on the Company's operations and financial position.

Legal Proceeding

The Russian legal system is characterized by (1) inconsistencies between and among laws, Presidential decrees, and Russian governmental, ministerial and local orders, decisions, and resolutions and other acts; (2) conflicting local, regional and federal rules and regulations; (3) the lack of judicial and administrative guidance on interpreting legislation; (4) the relative inexperience in legislation interpretation; and (5) a high degree of discretion on the part of governmental authorities.

Management is unable to estimate what developments may occur in respect of the Russian legal system or the resulting effect of any such developments on the Company's financial condition or future results of operations. The financial statements do not include any adjustment that may result from these uncertainties.

(in thousands rubles)

31. Contingencies and Operating Risks (continued)

Legal Proceeding (continued)

During the year, the Company was involved in a number of court proceedings (both as a plaintiff and a defendant) arising in the ordinary course of business. In the opinion of management, there are no current legal proceedings or other claims outstanding, which could have a material effect on the result of operations or financial position of the Company and which have not been accrued or disclosed in these consolidated financial statements.

Licenses

Substantially all of the Company's revenues are derived from operations conducted pursuant to licenses granted by the Russian Government. These licenses expire in various years ranging from 2005 to 2012. The Company has renewed these licenses on a regular basis in the past, and believes that it will be able to renew licenses without additional cost in the normal course of business. Suspension or termination of the Company's main licenses or any failure to renew any or all of these main licenses could have a material adverse effect on the financial position and operations of the Company.

32. Commitments

Guarantees Issued

The Company guaranteed credit line facilities provided by Sberbank to CJSC RTC-Leasing, a lessor of telecommunication equipment, as of December 31, 2004 (Note 19). The guarantees amounted to 1,816,342 (2003 - 800,404).

Capital Investments

As of December 31, 2004 and 2003 the Company has commitments of 88,771 and 143,446, respectively, for capital investments into modernization and expansion of its network.

33. Balances and Transactions with Related Parties

For the purposes of these financial statements, parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

Related parties may enter into transactions which unrelated parties might not, and transactions between related parties may not be effected on the same terms, conditions and amounts as transactions between unrelated parties.

The nature of the related party relationships for those related parties with whom the Company entered into significant transactions or had significant balances outstanding at December 31, 2004 are detailed below.

(in thousands rubles)

33. Balances and Transactions with Related Parties (continued)

Sale of Services

During the year ended December 31, 2004 and 2003 the Company rendered services to the following related parties:

Related party	Relationship	Type of sales	Price determination method	2004	2003
OJSC Rostelecom	Svyazinvest Group Company	Telecommunication services	Regulated tariff	**309,771**	169,715
CJSC Rostelegraph	Investee company	Telecommunication services (rent of channels)	Regulated tariff	**30,840**	1,444
CJSC Akos	Significant representation on BOD	Telecommunication services	Market price	**19,339**	4,125
CJSC TeleRoss-Vladivostok	Associate	Telecommunication services	Market price	**18,731**	6,280
TOTAL:				**378,681**	181,564

Purchases

During the year ended December 31, 2004 and 2003 the following related parties rendered services to the Company:

Related party	Relationship	Type of sales	Price determination method	2004	2003
OJSC Rostelecom	Svyazinvest Group Company	Telecommunication services	Regulated tariff	**1,192,019**	823,239
OJSC RTComm.RU	Svyazinvest Group Company	Telecommunication services	Market price	**103,603**	7,088
NPF Telecom-Soyuz	Controlled by Svyazinvest through majority in BOD	Non-state pension plan	Contracted fees	**69,052**	22,620
NCP Center for Research of problems in development of telecommunications	Svyazinvest Group Company	Target membership fees	Contracted fees	**60,500**	80,059
CJSC Rostelegraph	Investee company	Telecommunication services	Regulated tariff	**32,873**	4,388
OJSC Giprosvyaz	Svyazinvest Group Company	Telecommunication services	Market price	**13,068**	1,691
LLC Magalyaskom	Associate	Telecommunication services	Market price	**4,706**	5,734
TOTAL:				**1,475,821**	944,819

(in thousands rubles)

33. Balances and Transactions with Related Parties (continued)

Balances with Related Parties

As of December 31, 2004 and 2003 balances with related parties were as follows:

Accounts receivable:

Related party	Relationship	Type of receivable	2004	2003
NCP Center for Research of problems in development of telecommunications	Svyazinvest Group Company	Target membership fees, agent guarantees	**41,024**	–
CJSC Akos	Significant representation on BOD	Telecommunication services	**17,294**	–
JSCB Svyazbank	Svyazinvest Group Company	Payments to agent	**12,380**	–
OJSC Giprosvyaz – 4	Svyazinvest Group Company	Telecommunication services	**7,458**	736
CJSC TeleRoss-Vladivostok	Associate	Telecommunication services	**3,693**	1,969
TOTAL:			**81,849**	2,705

Accounts payable:

Related party	Relationship	Type of payable	2004	2003
OJSC Rostelecom	Svyazinvest Group Company	Telecommunication services	**82,167**	76,700
NCP Center for Research of problems in development of telecommunications	Svyazinvest Group Company	Target membership fees	**30,451**	17,614
NPF Telecom-Soyuz	Controlled by Svyazinvest through majority in BOD	Non-state pension plans	**13,800**	3,082
CJSC RusLeasingSvyaz	Svyazinvest Group Company	Leasing	**6,737**	8,009
OJSC RTComm.RU	Svyazinvest Group Company	Telecommunication services	**4,102**	7,566
LLC Magalyaskom	Associate	Telecommunication services, rent of equipment	**1,047**	–
TOTAL:			**138,304**	112,972

(in thousands rubles)

33. Balances and Transactions with Related Parties (continued)

OJSC Svyazinvest

The Company's parent entity - OJSC Svyazinvest - was wholly owned by the Russian Government until July 1997 when the Government sold 25% plus one share of the Charter Capital of OJSC Svyazinvest to the private sector.

An effectively operating telecommunications and data transmission facility is of great importance to Russia for various reasons including economic, strategic and national security considerations.

Consequently, the Government has and may be expected to continue to exercise significant influence over the operations of OJSC Svyazinvest and its subsidiary companies.

The Government's influence is not confined to its share holdings in OJSC Svyazinvest. It has general authority to regulate tariffs, including domestic long distance tariffs. In addition, the Ministry of Information Technologies and Communications of the Russian Federation has control over the licensing of providers of telecommunications services.

OJSC Rostelecom

OJSC Rostelecom, a majority owned subsidiary of OJSC Svyazinvest, is the primary provider of domestic long distance and international telecommunications services in the Russian Federation. The annual expense associated with traffic carried by OJSC Rostelecom and terminated outside of the Company's network is stated as interconnection charges. Further, OJSC Rostelecom uses the Company's network to provide incoming long-distance and international traffic to its subscribers and partner operators.

Transactions with Government Organizations

Government organizations are a significant element in the Company's customer base, purchasing services both directly through numerous authorities and indirectly through their affiliates. Certain entities financed by the Government budget are users of the Company's network. These entities are generally charged lower tariffs as approved by the Federal Antimonopoly Agency than those charged to other customers. In addition, the Government may by law require the Company to provide certain services to the Government in connection with national security and the detection of crime.

Government subscribers accounted for approximately 41% of trade accounts receivable as of December 31, 2004 (2003 – 47%). Amounts outstanding from government subscribers as of December 31, 2004, amounted to 396,431 (2003 - 388,236) (see Note 12).

Non-Commercial Partnership Center for Research of Problems in Development of Telecommunications

Non-commercial partnership Center for Research of the Problems in Development of Telecommunications (hereinafter "the Partnership") is an entity OJSC Svyazinvest controls through its subsidiaries. The Company has an agreement with the Partnership, under which it provides funding for industry research and common administrative activities on behalf of the Company and other subsidiary and associates of OJSC Svyazinvest. Payments to the Partnership included in other operating expenses in the accompanying consolidated statement of operations for the year ended December 31, 2004 amounted to 60,500 (2003 - 80,059).

(in thousands rubles)

33. Balances and Transactions with Related Parties (continued)

NPF Telecom-Soyuz

The Company has a number of pension agreements with NPF Telecom-Soyuz (see Note 22 "Pension Plans and Employee Benefits"). OJSC Svyazinvest holds the majority in the Board of Directors of NPF Telecom-Soyuz ("the Fund"), because Svyazinvest Group is the main contributor of this Fund. Payments from the Company to the Fund in 2004 amounted to 55,152 (2003 - 40,994).

Compensation to Key Management Personnel

Key management personnel comprise members of the Management Board and the Board of Directors of the Company, totaling 21 persons as of December 31, 2004 and 2003. Total compensation to key management personnel included in the statement of operations "Wages, salaries, other employee benefits and payroll taxes" amounted to 33,757 and 34,633 for the years ended December 31, 2004 and 2003, respectively.

Compensation to key management personnel comprises of contractual salary, performance bonus depending on operating results and payments for non-government pension benefits.

34. Financial Instruments

Fair Value

Fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction (except for forced sale or liquidation). Market prices are considered to be the best evidence of faire value.

Carrying value of monetary assets and liabilities approximate their fair value. Balance sheet items denominated in foreign currency have been translated into Rubles using the corresponding exchange rate prevailing at the reporting date.

Carrying value of cash and cash equivalents approximate their fair value due to their short-term character and minimal credit risks.

Credit Risk

Credit risk is the risk that a counter-party will fail to discharge an obligation and cause the Company to incur a financial loss.

Financial assets, which potentially subject of the Company's credit risk, consist principally of trade receivables. The carrying amount of accounts receivable, net of provision for impairment of receivables, represents the maximum amount exposed to credit risk.

The Company has no significant concentrations of credit risk due to significance of the client base and regular monitoring procedures over customers' and other debtors' ability to pay debts. A part of accounts receivable is represented by state and other non-commercial organizations. Recovery of this debt is influenced by political and economic factors, however, management believes that as of December 31, 2004 there is no significant risk of loss to the Company beyond the provision already recorded.

The Company places cash on bank accounts in a number of Russian commercial financial institutions. Insurance of bank accounts is not provided by financial institutions operating in Russia. To manage credit risk the Company places cash in different financial institutions, and the Company's management analyzes risk of default of these financial institutions on a regular basis.

(in thousands rubles)

34. Financial Instruments (continued)

Foreign Exchange Risk

Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect items in the Company's statement of operations, balance sheet and/or cash flows. Foreign currency denominated liabilities (see Notes 18 and 19) give rise to foreign exchange exposure.

The Company does not have arrangements to mitigate foreign exchange risks of the Company's operations.

For the period from January 1, 2003 to December 31, 2004 exchange rate of the Russian Ruble to US Dollar increased by approximately 13% and exchange rate of the Russian Ruble to Euro decreased by approximately 14%. Possible decrease in the exchange rate of the Russian Ruble will lead to the increase in the amount of the Company's borrowings, as well as will cause difficulties in attraction of funds including for refinancing of existing debt.

Interest Rate Risk

Interest rate risk is the risk that changes in market interest rates may negatively impact the Company's financial results.

The following table presents as of December 31, 2004 and 2003 the carrying amount by maturity of the Company's financial instruments that are exposed to fair value interest rate risk:

As of December 31, 2003:	< 1 year	1-5 years	> 5 years	Total
Fixed rate				
Short-term obligations	(132,313)	–	–	(132,313)
Current portion of long-term obligations	(124,320)	–	–	(124,320)
Long-term obligations	–	(1,119,850)	–	(1,119,850)
Finance lease obligations	(247,404)	(606,718)	(1,025)	(855,147)

As of December 31, 2004:	< 1 year	1-5 years	> 5 years	Total
Fixed rate				
Short-term obligations	**(120,373)**	–	–	**(120,373)**
Current portion of long-term obligations	**(1,238,521)**	–	–	**(1,238,521)**
Long-term obligations	–	**(513,219)**	–	**(513,219)**
Finance lease obligations	**(343,262)**	**(1,063,904)**	**(630)**	**(1,407,796)**

Interest on financial instruments classified as fixed rate is fixed until maturity of the instrument. The other financial instruments of the Company that are not included into the above tables are non-interest bearing and are therefore not subject to interest rate risk.

The Company has no borrowings, which bear floating rates of interest.

The Company has no significant interest-bearing assets.

(in thousands rubles)

35. Subsequent Events

Sale of OJSC Daltelecom International

On February 14, 2005 the Company's Board of Directors approved the sale of 6.4483% shares of OJSC Daltelecom International for USD 7,975 (221,967 Rubles at an exchange rate prevailing on the date of sale). OJSC Dal Telecom International provides telecommunication services on the territory of the Russian Federation. The sale was executed to OJSC Vimpelcom on February 24, 2005.

Purchase of LLC Besprovodnye Informatsionnye Technology

On April 14, 2005 the Company acquired LLC Besprovodnye Informatsionnye Technology for 139,305. As a result of the acquisition the Company owns 100% of stake of LLC Besprovodnye Informatsionnye Technology. LLC Besprovodnye Informatsionnye Technology operates in the Far East region. The main activity of LLC Besprovodnye Informatsionnye Technology is rendering mobile telecommunication services.

Purchase of CJSC Integrator.ru

On May 31, 2005 the Company acquired CJSC Integrator.ru for 3,500 thousands USD. CJSC Integrator.ru is holder of 92.26% of CJSC Akos that provides cellular services in the Far East region.

Promissory Notes Transfer Agreements with Vneshtorgbank

In February 2005 the Company entered into 3 agreements on transfer of promissory notes with Vneshtorgbank for 350,968. Promissory notes mature in August 2006. The discount related to these promissory notes amounted to 58,968.

Dividends

In June 2005, the general meeting of the Company's shareholders approved dividends for 2004 in the amount of 3.61 Rubles per preference share and 1.20 Rubles per ordinary share. Total dividends declared amounted to 112,520 and 114,697 for preference and ordinary shares, respectively. Dividends for the year ended December 31, 2004, are payable during 2005 and will be accrued in the financial statements for the year ended December 31, 2005 (see also Note 30 "Dividends Declared and Proposed for Distribution").

Telecommunication Reform

In 2005, within the framework of government efforts to restructure the telecommunication industry (liberalization of the telecommunication market) the Company will be providing domestic and international long-distance communication services on the basis of restructured relations with OJSC Rostelecom. These relations will be regulated by an agreement to assist in provision of domestic and international long-distance communication services and an agreement on interconnection to telecommunications lines.

Under the assistance agreement, the Company will provide access to domestic and international long-distance communication services of OJSC Rotelecom, keep records and rating of provided services and receive payments for them, and also claim accounts receivable. The Company's revenue under the assistance agreement will be formed by fees paid by OJSC Rostelecom.

(in thousands rubles)

35. Subsequent Events (continued)

Telecommunication Reform (continued)

Under the interconnection agreement, the Company will provide to OJSC Rostelecom traffic transmission services (call initiation and completion, traffic transit to/from interconnected operator networks).

The Company expects that the modified interaction framework will result in a decrease in both revenue and expenses, but the profit will remain at the previous level.

Privilege Subscribers

Article 47 of Federal Law "On Telecommunications" No. 126-FZ dated July 7, 2003 changes the rules on granting privileges to residential customers for services rendered by telecommunication companies starting 2005. Commencing from January 2005 telecommunication customers with the right on privileges are obliged to pay for telecommunication services in full with the subsequent compensation of their expenses by budget funds of respective levels, except for two regional branches: Magadan and Primorie. In the Magadan branch the contract with Government Department of Social Support was concluded on April 22, 2005, in the Primorie branch such contract is in process of approval in Region State Administration. These contracts will be effective during 2005.

Unified Social Tax

Federal Law No. 70-FZ dated July 20, 2004 amended article 24 of the Tax Code of the Russian Federation stipulates the reduction of unified social tax rate effective from January 1, 2005.

The reduction of the unified social tax rate from 35.6% to 26% will lead to a decrease in the amount of the unified social tax, a decrease in operating expenses, and an increase in net profit of the Company.

The Company's management is not able to estimate the effect of the change of the unified social tax rate effective January 1, 2005 on its net profit for 2005.

VIII-2

Open Joint Stock Company
Far East Telecommunications Company

Consolidated Financial Statements

For the year ended December 31, 2005
with Independent Auditor's Report

OJSC Far East Telecommunications Company

Consolidated Financial Statements

For the year ended December 31, 2005

Contents

ERNST & YOUNG

■ Ernst & Young LLC
Sadovnicheskaya Nab., 77, bld. 1
Moscow, 115035, Russia
Tel.: 7 (495) 705-9700
7 (495) 755-9700
Fax: 7 (495) 755-9701
www.ey.com/russia

■ ООО «Эрнст энд Янг»
Россия, 115035, Москва
Садовническая наб., 77, стр. 1
Тел.: 7 (495) 705-9700
7 (495) 755-9700
Факс: 7 (495) 755-9701
ОКПО: 59002827

Independent Auditors' Report

To the Shareholders and Board of Directors of OJSC Far East Telecommunications Company

1. We have audited the accompanying consolidated balance sheet of OJSC Far East Telecommunications Company (a Russian open joint-stock company - hereinafter "the Company") as of December 31, 2005, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Except as discussed in paragraph 3, we conducted our audit in accordance with International Standards on Auditing issued by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As described in Note 2 "Basis of Presentation of the Financial Statements", the Company transitioned to International Financial Reporting Standards (IFRS) at January 1, 2003 and applied an exemption in IFRS 1, "First-time Adoption of International Financial Reporting Standards", which permits to measure property, plant and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost. However, we were not able to satisfy ourselves as to whether the carrying amounts of property, plant and equipment as at January 1, 2003 were representative of fair value. Accordingly, we were unable to determine whether the carrying value of property, plant and equipment as of December 31, 2005 and 2004 complies with the requirements of IFRS. Further, we were unable to satisfy ourselves as to the related (i) depreciation expense for the years presented and (ii) the deferred tax balances as of December 31, 2005 and 2004 and deferred tax expense for the years presented.

4. In our opinion, except for the effects of such adjustments, if any, which might have been determined to be necessary had we been able to satisfy ourselves as to the matters referred to in paragraph 3, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2005, and the consolidated results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

June 16, 2006 Ernst & Young LLC

OJSC Far East Telecommunications Company

Consolidated Balance Sheet as of December 31, 2005

(in thousands roubles)

	Notes	December 31, 2005	December 31, 2004 as restated
ASSETS			
Noncurrent assets			
Property, plant and equipment, net	5	11,048,301	10,144,826
Intangible assets and goodwill, net	6	812,444	532,364
Investments in associates	8	25,969	26,303
Long–term investments, net	9	7,432	3,486
Long–term accounts receivable and other assets	10	23,154	25,305
Long–term advances given	11	279,940	137,748
Total noncurrent assets		**12,197,240**	**10,870,032**
Current assets			
Inventories	12	382,858	436,563
Accounts receivable, net	13	826,569	632,049
Current income tax asset		6,414	126,249
Short–term investment, net	9	886	223,422
Other current assets, net	14	556,028	550,208
Cash and cash equivalents	15	158,331	129,210
Total current assets		**1,931,086**	**2,097,701**
TOTAL ASSETS		**14,128,326**	**12,967,733**
EQUITY AND LIABILITIES			
Equity attributable to equity holders of the parent			
Share capital	17	4,365,706	4,365,706
Unrealized gain on available–for–sale investments		–	158,829
Retained earnings		2,479,030	2,093,212
Total equity attributable to equity holders of the parent		**6,844,736**	**6,617,747**
Minority interest		11,699	–
Total equity		**6,856,435**	**6,617,747**
Noncurrent liabilities			
Long–term borrowings	18	725,943	513,219
Long–term finance lease obligations	19	867,626	1,064,534
Pension Liabilities	22	376,405	231,000
Long–term income tax payable		1,297	1,899
Long–term other taxes payable	21	3,721	6,428
Deferred revenue		124,233	119,294
Deferred income tax liability	28	840,546	809,022
Total noncurrent liabilities		**2,939,771**	**2,745,396**
Current liabilities			
Accounts payable, accrued expenses and advances received	20	1,390,968	1,462,204
Payables to Rostelecom		85,106	82,167
Income tax payable		46,533	164
Other taxes payable	21	378,945	329,852
Dividends payable		15,819	12,047
Short–term borrowings	18	338,596	120,373
Current portion of long–term borrowings	18	1,726,362	1,238,521
Current portion of long–term finance lease obligations	19	349,791	343,262
Provisions			16,000
Total current liabilities		**4,332,120**	**3,604,590**
Total liabilities		**7,271,891**	**6,349,986**
TOTAL EQUITY AND LIABILITIES		**14,128,326**	**12,967,733**

The accompanying notes form an integral part of these consolidated financial statements.

OJSC Far East Telecommunications Company

Consolidated Statement of Operations

for the year ended December 31, 2005

(in thousands roubles, except per share amounts)

	Notes	2005	2004 as restated
Revenues	**23**	**10,696,372**	**8,933,554**
Wages, salaries, other benefits and payroll taxes		(4,355,302)	(3,742,273)
Depreciation and amortization	5,6	(1,046,085)	(915,289)
Materials, repairs and maintenance, utilities		(928,591)	(871,787)
Taxes other than income tax		(190,411)	(144,943)
Interconnection charges		(1,815,902)	(1,611,463)
Recovery of (provision for) impairment of receivables	13	89,712	(121,633)
Loss on disposal of property, plant and equipment		(70,135)	(25,163)
Other operating expenses, net	24	(1,020,190)	(927,476)
Operating profit		**1,359,468**	**573,527**
Share of result of associates	8	(334)	232,843
Gain on sale of subsidiaries, associates and other investments	26	218,748	573,546
Other gain (loss) from investments, net	27	(12,341)	10,669
Interest expense, net	25	(461,135)	(283,338)
Foreign exchange gain (loss), net		(5,332)	7,070
Profit before income tax		**1,099,074**	**1,114,317**
Income tax expense	**28**	**(487,617)**	**(430,430)**
Profit for the year		**611,457**	**683,887**
Attributable to:			
Equity holders of the parent		613,035	683,887
Minority interests		(1,578)	–
Earnings per share			
- basic and diluted, for profit for the year attributable to equity holders of the parent (Russian Roubles)	**29**	**4.837**	**5.396**

The accompanying notes form an integral part of these consolidated financial statements.

OJSC Far East Telecommunications Company

Consolidated Statement of Cash Flows

for the year ended December 31, 2005

(in thousands roubles)

	Notes	2005	2004
Cash flows from operating activities:			
Profit before income tax and minority interest		1,099,074	1,114,317
Adjustments for:			
Depreciation and amortization	5,6	1,046,085	915,289
(Recovery of) / Provision for impairment of receivables	13	(89,712)	121,633
Provision for legal claim		–	16,000
Loss on disposal of property, plant, and equipment		70,135	25,163
Share of result of associates	8	334	(232,843)
Gain on sale of subsidiary, associates and other investments	26	(218,748)	(573,546)
Interest expense, net	25	461,135	283,338
Foreign exchange loss (gain), net		5,332	(7,070)
Other loss (gain) from investments, net		12,341	(10,669)
Other		–	27,820
Operating cash flows before working capital changes		**2,385,976**	**1,679,432**
Increase in accounts receivable		(103,888)	(283,625)
Decrease (increase) in other current assets		55,035	(227,285)
Decrease (increase) in inventories		60,304	(184,828)
Increase in pension liabilities		145,406	49,000
Increase in accounts payable, accrued expenses and advances received		211,835	235,094
Increase in payables to Rostelecom		2,939	5,467
Increase in taxes payable		46,385	37,643
Cash flows generated from operations		**2,803,992**	**1,310,898**
Interest paid		(222,012)	(176,683)
Income tax paid		(272,854)	(586,714)
Net cash flows from operating activities		**2,309,126**	**547,501**
Cash flows from investing activities:			
Purchase of property, plant and equipment		(1,896,055)	(1,233,851)
Purchase of intangible assets		(47,834)	(18,452)
Purchase of Oracle E–Business Suite		(79,632)	(65,251)
Purchase of Amdocs Billing Suite		(187,944)	–
Acquisition of subsidiaries and other investments, net of cash acquired of 3,786		(279,579)	–
Proceeds from sales of property, plant and equipment		18,737	1,045
Proceeds from sale of subsidiary, net of cash disposed in amount of 37		–	3,275
Proceeds from sale of associates and other financial assets		222,910	1,156,020
Loans given to employees and repayment received, net		(4,818)	(21,891)
Interest received		4,512	1,721
Dividends received		268	10,700
Net cash flows used in investing activities		**(2,249,435)**	**(166,684)**
Cash flows from financing activities:			
Proceeds from promissory notes issues		356,000	148,000
Repayment of promissory notes		(64,000)	(234,706)
Proceeds from borrowings		1,398,247	1,040,308
Repayment of borrowings		(699,474)	(705,308)
Repayment of finance lease obligations		(815,723)	(530,748)
Repayment of vendor financing obligations		(10,000)	(46,470)
Repayment of other non–current liabilities		2,436	(8,936)
Dividends paid		(198,056)	(53,857)
Net cash flows (used in) financing activities		**(30,570)**	(391,717)
Net increase (decrease) in cash and cash equivalents		**29,121**	(10,900)
Cash and cash equivalents at the beginning of the year		**129,210**	140,110
Cash and cash equivalents at the end of the year		**158,331**	129,210

The accompanying notes form an integral part of these consolidated financial statements.

OJSC Far East Telecommunications Company

Consolidated Statement of Changes in Equity

for the year ended December 31, 2005

(in thousands roubles)

		Attributable to equity holders of the parent						
		Share capital						
	Notes	Preference shares	Ordinary shares	Retained earnings	Unrealized gain/(loss) on available–for–sale investments	Total	Minority interests	Total equity
Balance at December 31, 2003		**769,364**	**2,328,839**	**2,737,814**	**2,381**	**5,838,398**	–	**5,838,398**
Profit for the year, as restated		–	–	683,887	–	683,887	–	683,887
Dividends to equity holders of parent		–	–	(60,986)	–	(60,986)	–	(60,986)
Unrealized gain/(loss) on available–for–sale investments		–	–	–	156,448	156,448		156,448
Increase of nominal value of shares		311,689	955,814	(1,267,503)	–	–	–	–
Balance at December 31, 2004, as restated		**1,081,053**	**3,284,653**	**2,093,212**	**158,829**	**6,617,747**	–	**6,617,747**
Profit for the year		–	–	613,035	–	613,035	(1,578)	611,457
Dividends to equity holders of parent	30	–	–	(227,217)	–	(227,217)	–	(227,217)
Unrealized gain/(loss) on available–for–sale investments		–	–	–	(158,829)	(158,829)	–	(158,829)
Minority interests arising on acquisition of subsidiary		–	–	–	–	–	13,277	13,277
Balance at December 31, 2005		**1,081,053**	**3,284,653**	**2,479,030**	–	**6,844,736**	**11,699**	**6,856,435**

The accompanying notes form an integral part of these consolidated financial statements.

1. General Information

Authorization of Accounts

The consolidated financial statements of OJSC Far East Telecommunications Company and its subsidiaries – (hereinafter "the Company") for the year ended December 31, 2005 were authorized for issue by the General Director and the Chief Accountant of the Company on June 16, 2006.

The Company

The Company is an open joint stock company incorporated in accordance with the laws of the Russian Federation.

The registered office of the Company is located in Vladivostok (the Russian Federation), Svetlanskaya str. 57.

The Company's principal activity is providing telephone services (including local, domestic long-distance and international long-distance calls), telegraph and data transmission services, rent of communication channels and wireless communication services on the territory of the Far East region of the Russian Federation.

Open joint-stock company Svyazinvest, controlled by the Russian Government, as a holding company, owned 51% of the Company's ordinary voting stock as of December 31, 2005.

Information of the Company's main subsidiaries is disclosed in Note 7. All subsidiaries are incorporated under the laws of the Russian Federation.

Presentation of Financial Statements

Consolidated financial statements of the Company are prepared on the basis of standalone financial statements of the parent and its subsidiaries and associates prepared under unified accounting policies.

The measurement and presentation currency of the Company is Russian Rouble, which is the national currency of the Russian Federation.

Consolidated financial statements of the Company are presented in thousands of Russian Roubles.

Tariff Setting

Tariffs relating to intercity traffic are regulated by the government and tariffs for international traffic are regulated by OJSC "Rostelecom" which is controlled by OJSC "Svyazinvest" holding.

In 2005 the Company revised its tariffs for telephone services with the aim to decrease the effect of cross-subsidization between domestic long-distance and local services by changing the tariffs for local telephone calls.

In general, the Company increased tariffs in 2005 and 2004 as follows:

Customer groups	Urban areas		Rural areas	
	2005	2004	2005	2004
Residential	16.8%	28.2%	17.4%	28.2%
Corporate	13.3%	22.3%	12.6%	22.3%

(in thousands roubles)

1. General Information (continued)

Tariff Setting (continued)

New regulations supporting the implementation of the Federal Law on Communications are effective from January 1, 2006. These regulations affect the principles of provision of fixed line telecommunication services and change licensing requirements to the Company (see also Note 35 on tariffs for telecommunication services).

Liquidity and Financial Resources

As of December 31, 2005, the Company's current liabilities exceeded its current assets by 2,401,034 (December 31, 2004 – 1,506,889). As a result, there may be some doubts about the Company's ability to attract further financing and to pay its existing debts as they fall due.

To date, the Company has significantly relied upon short-term and long-term financing to fund the improvement of its telecommunication network. This financing has historically been provided through bank loans, bonds, vendor financing, and finance leases.

If needed, management believes that certain projects may be deferred or curtailed in order to fund the Company's current operating needs. Management also expects to be able to delay payment for certain operating costs to manage its working capital requirements if necessary.

Through 2006 the Company anticipates funding from a) cash generated from operations; b) bonds placement in the domestic market; c) lease agreements; d) financing from domestic and international lending institutions.

2. Basis of Presentation of the Financial Statements

Basis of Preparation

These consolidated financial statements have been prepared and presented in accordance with International Financial Reporting Standards ("IFRS").

These consolidated financial statements have been prepared based on the statutory financial statements in accordance with the Regulations on Accounting and Reporting of the Russian Federation, with adjustments and reclassifications recorded for the purpose of fair presentation of ending balances, results of operations and cash flows in accordance with IFRS.

These financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or any other adjustments that might result if the Company either be unable to continue as a going concern or if the Company was to dispose of assets outside the normal course of its operating plan.

The consolidated financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

The Company transitioned to IFRS as of January 1, 2003 using the provisions of IFRS 1, "First-time Adoption of International Financial Reporting Standards", which is effective for periods starting on or after January 1, 2003. IFRS 1 applies to first-time adopters of IFRS including companies that previously applied some, but not all IFRS, and disclosed this fact in its most recent previous financial statements.

(in thousands roubles)

2. Basis of Presentation of the Financial Statements (continued)

Basis of Preparation (continued)

The Company has applied an exemption permitted by IFRS 1 which allows an entity to measure property, plant, and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost. The Company has also applied the exemption permitted by IFRS 1 which allows an entity to recognize all cumulative actuarial gains and losses at the date of transition even if the corridor approach is used for latter actuarial gains and losses.

Management estimates that the carrying value of all of the Company's property, plant and equipment is broadly comparable to their fair values. However, management intends to engage an independent appraiser to support these fair values and as a result, the reported carrying amount of property, plant and equipment may be adjusted. It is expected that the appraisal will be completed in the near future.

The Russian economy was considered hyperinflationary until prior to January 1, 2003. As such, the Company applied IAS 29 "Financial Reporting in Hyperinflationary Economies" by restating non-monetary items, including components of equity (except for the property, plant and equipment, for which fair values as at January 1, 2003 have been used as deemed cost) to the measuring units current at January 1, 2003 by applying the relevant inflation indices to the historical cost. These restated values were used as a basis for accounting in subsequent periods.

The accounting policies adopted are consistent with those of the previous financial year except that the Company has adopted those new/revised standards mandatory for financial years beginning on or after January 1, 2005.

The changes in accounting policies result from adoption of the following new or revised standards:

- IFRS 2 "Share-Based Payment";
- IFRS 5 "Noncurrent Assets Held for Sale and Discontinued Operations";
- IAS 1 (revised) "Presentation of Financial Statements";
- IAS 2 (revised) "Inventories";
- IAS 8 (revised) "Accounting Policies, Changes in Accounting Estimates and Errors";
- IAS 10 (revised) "Events after the Balance Sheet Date";
- IAS 16 (revised) "Property, Plant and Equipment";
- IAS 17 (revised) "Leases";
- IAS 24 (revised) "Related Party Disclosures";
- IAS 27 (revised) "Consolidated and Separate Financial Statements";
- IAS 28 (revised) "Investments in Associates";
- IAS 31 (revised) "Interests in Joint Ventures";
- IAS 32 (revised) "Financial Instruments: Presentation and Disclosure";
- IAS 33 (revised) "Earnings per Share";
- IAS 39 (revised) "Financial Instruments: Recognition and Measurement".

The principal effects of these changes in policies are discussed below.

2. Basis of Presentation of the Financial Statements (continued)

Basis of Preparation (continued)

IAS 1 (revised) "Presentation of Financial Statements" and IAS 27 "Consolidated and Separate Financial Statements"

Minority interests in the net assets of the Company's subsidiaries are presented within equity, separately from parent shareholders' equity. Previously, minority interests were presented separately from liabilities and equity in the Company's consolidated balance sheet.

IAS 39 "Financial Instruments: Recognition and Measurement" (amended 2004)

The gains and losses on re-measurement of financial assets available-for-sale to fair value are recognized as a separate component of equity. A gain or loss on an available-for-sale financial asset is recognized directly in equity, except for impairment losses and foreign exchange gains and losses, until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in equity is recognized in profit or loss. However, interest calculated using the effective interest method is recognized in profit or loss. Dividends on an available-for-sale equity instrument are recognized in profit or loss when the Company's right to receive payment is established.

IFRSs and IFRIC Interpretations not yet effective

The Company has not applied the following IFRSs and IFRIC Interpretations that have been issued but are not yet effective:

- IAS 19 (amended 2004) "Employee Benefits";
- IAS 39 (amended 2005) "Financial Instruments: Recognition and Measurement";
- IFRS 6 "Exploration for and Evaluation of Mineral Resources";
- IFRS 7 "Financial Instruments: Disclosures";
- IFRIC 4 "Determining whether an Arrangement contains a Lease";
- IFRIC 5 "Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds".

The Company expects that the adoption of the pronouncements listed above will have no significant impact on the Company's financial statements in the period of initial application.

Management Estimates

The preparation of financial statements requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(in thousands roubles)

2. Basis of Presentation of the Financial Statements (continued)

Management Estimates (continued)

The most significant estimates with regard to those financial statements relate to the valuation and useful lives of property, plant and equipment and intangible assets as discussed in Notes 5, 6. The determination of impairments of property, plant and equipment involves the use of estimates that include, but are not limited to, the cause, timing and amount of the impairment. Impairment is based on a large number of factors, such as changes in current competitive conditions, expectations of growth in the telecommunication industry, increased cost of capital, changes in the future availability of financing, technological obsolescence, discontinuance of service, current replacement costs and other changes in circumstances that indicate an impairment exists. The recoverable amount and the fair values are typically determined using a discounted cash flow method which incorporates reasonable market participant assumptions. The identification of impairment indicators, the estimation of future cash flows and the determination of fair values for assets (or group of assets) requires management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows, applicable discount rates, useful lives and residual values. Specifically, the estimation of cash flows underlying the value in use of the Company's property, plant and equipment considers the impact of the new rules and regulations under new provisions of the Federal Law on Communications as discussed in detail in Note 35. As part of this reform, a new price-setting and settlements mechanism among the telecom operators was introduced. Some elements of this mechanism remain unclear and may be subject to additional clarification from the regulators. If this mechanism is changed, this may significantly affect the management's estimates of the future cash flows and operating results and, consequently, the amount of potential impairment of the Company's property, plant and equipment.

The determination of the recoverable amount of a cash-generating unit involves the use of estimates by management. Methods used to determine the value in use include discounted cash flow-based methods and methods that use quoted stock market prices as a basis. These estimates, including the methodologies used, can have a material impact on the fair value and ultimately the amount of any property, plant and equipment impairment.

The management also made significant estimates with regard to those financial statements relate to deferred taxation, provision for bad debt reserve and pension liabilities as discussed in Notes 28, 13 and 22.

Estimation Uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Impairment of Goodwill and Intangible Assets

The Company determines whether goodwill and intangible assets not yet available for use are impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill and intangible assets referred to above are allocated. Estimating the value in use requires the Company to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The Company did not have the goodwill as of December 31, 2004. As at December 31, 2005 the Company recognized an impairment loss of 76,699 on goodwill acquired in 2005 through business combinations, so that the carrying amount of the goodwill was reduced to nil. The carrying amount of intangible assets not yet available for use at December 31, 2005 was 597,858 (2004: 503,517). Refer further to Note 6.

(in thousands roubles)

2. Basis of Presentation of the Financial Statements (continued)

Correction of Errors and Reclassifications

The Company revised valuation of the tax base of certain assets and liabilities and made adjustment to the amount of deferred income tax liability as of December 31, 2004.

	As previously reported	Effect of adjustments	As restated	Description of adjustments
Consolidated balance sheet as at December 31, 2004				
Deferred income tax liabilities	736,842	72,180	809,022	Effect of reassessment of tax base of certain assets and liabilities
Retained earnings	2,165,392	(72,180)	2,093,212	
Consolidated statement of operations for 2004				
Income tax expense	(358,250)	(72,180)	(430,430)	Effect of reassessment of tax base of certain assets and liabilities

In addition the Company made the following reclassifications to the 2004 financial statements to conform to the 2005 presentation:

	As previously reported	Effect of reclassifications	As restated	Description of reclassifications
Consolidated balance sheet as at December 31, 2004				
Current income tax asset	–	126,249	126,249	Current income tax assets was reclassified to the separate line from Other current assets
Other current assets, net	676,457	(126,249)	550,208	
Long–term income tax payable	–	1,899	1,899	Long–term income tax payable was reclassified to the separate line from Long–term taxes payable
Long–term other taxes payable	8,327	(1,899)	6,428	
Income tax payable	–	164	164	Current income tax payable was reclassified to the separate line from Other taxes payable
Other taxes payable	330,016	(164)	329,852	
Deferred revenue	100,554	18,740	119,294	Deferred revenue was reclassified from other non–current liabilities
Other non–current liabilities	18,740	(18,740)	–	
Consolidated Income statement for 2004				
Wages, salaries, other benefits and payroll taxes	3,776,030	(33,757)	3,742,273	Compensations for Revision committee and BOD members was reclassified to Other operating expenses, net
Other operating expenses, net	893,719	33,757	927,476	

3. Summary of Significant Accounting Policies

3.1 Principles of Consolidation

The consolidated financial statements of the Company represent the financial statements of the Group of companies, i.e. the parent and its subsidiaries, presented as if the Company operated as a single economic entity.

Subsidiaries

Subsidiaries, which are those entities in which the Company has an interest of more than one half of the voting rights, or otherwise has power to exercise control over their operations, are consolidated. The Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealized gains on transactions between parent Company and/or subsidiaries are eliminated; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. In case of necessity, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Company.

Acquisition of Subsidiaries

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

The excess of purchase consideration over the fair value of the Company's share of identifiable net assets is recorded as goodwill. If the cost of the acquisition is less than the fair value of the Company's share of identifiable net assets of the subsidiary acquired the difference is recognized directly in the statement of operations.

Minority interest is the interest in subsidiaries not held by the Company. Minority interest at the balance sheet date represents the minority shareholders' portion of the fair value of the identifiable assets and liabilities of the subsidiary at the acquisition date and the minorities' portion of movements in equity since the date of the combination. Minority interest is presented within the shareholders' equity.

Losses allocated to minority interest do not exceed the minority interest in the equity of the subsidiary unless there is a binding obligation of the minority to fund the losses. All such losses are allocated to the Company.

Acquisition of Minority Interest in Subsidiaries

The difference between the cost of the additional interest in a subsidiary and the minority interest's share of the assets and liabilities is reflected in the consolidated statement of shareholders' equity at the date of the purchase of the minority interest as a charge to retained earnings. The Company does not remeasure the assets and liabilities of the subsidiary to reflect their fair values at the date of the transaction.

3.2 Investments in Associates

Associates are entities in which the Company generally has between 20% and 50% of the voting rights, or is otherwise able to exercise significant influence, but which it does not control or jointly control. Investments in associates are accounted for under the equity method and are initially recognized at cost, including goodwill. Subsequent changes in the carrying value reflect the post-acquisition changes in the Company's share of net assets of the associate. The Company's share of its associates' profits or losses is recognized in the statement of operations, and its share of movements in reserves is recognized in equity. However, when the Company's share of losses in an associate equals or exceeds its interest in the associate, the Company does not recognize further losses, unless the Company is obliged to make further payments to, or on behalf of, the associate.

3. Summary of Significant Accounting Policies (continued)

3.2 Investments in Associates (continued)

Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company's interest in the associates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

3.3 Investments

The Company's investments are classified as either loans and receivables, available-for-sale investments or financial assets at fair value through profit or loss, as appropriate. When investments are recognized initially, they are measured at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Company has the positive intention and ability to hold to maturity. During the period the Company did not hold any investments in this category.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than:

(a) those that the entity intends to sell immediately or in the near term, which shall be classified as held for trading, and those that the entity upon initial recognition designates as at fair value through profit or loss;
(b) those that the entity upon initial recognition designates as available for sale; or
(c) those for which the holder may not recover substantially all of its initial investment, other than because of credit deterioration, which shall be classified as available for sale.

Such assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in income when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Available-for-sale investments are those non-derivative financial assets that are designated as available-for-sale or are not classified as held-to-maturity, loans and receivables or investments at fair value through profit or loss. After initial recognition available-for-sale investments are measured at fair value with gains or losses being recognized as a separate component of equity until the investment is derecognized or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the statement of operations. Reversals of impairment losses in respect of equity instruments are not recognized in the statement of operations. Impairment losses in respect of debt instruments are reversed through profit or loss if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in the statement of operations.

The fair value of investments that are actively traded in organized financial markets is determined by reference to the quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument, which is substantially the same and discounted cash flow analysis.

3. Summary of Significant Accounting Policies (continued)

3.4 Accounting Policies, Changes in Accounting Estimates and Errors

Change in Accounting Policies

The Company changes an accounting policy only if the change is required by a Standard or an Interpretation of IFRS or results in the financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the Company's financial position, financial performance or cash flows.

The Company accounts for a change in accounting policy resulting from the initial application of a Standard or an Interpretation in accordance with the specific transitional provisions, if any, in that Standard or Interpretation.

Changes in Accounting Estimates

As a result of the uncertainties inherent in business activities, many items in financial statements cannot be measured with precision but can only be estimated. Estimation involves judgments based on the latest available, reliable information. An estimate may need revision if changes occur in the circumstances on which the estimate was based or as a result of new information or more experience.

When it is difficult to distinguish a change in an accounting policy from a change in an accounting estimate, the change is treated as a change in an accounting estimate. The effect of a change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only or the period of the change and future periods, if the change affects both.

Prior Period Errors

The Company corrects material prior period errors retrospectively in the first set of financial statements authorized for issue after their discovery by restating the comparative amounts for the prior period presented in which the error occurred or if the error occurred before the earliest prior period presented, by restating the opening balances of assets, liabilities and equity for the earliest prior period presented.

Prior period error is corrected by retrospective restatement except to the extent that it is impracticable to determine either the period-specific effects or the cumulative effect of the error.

3.5 Foreign Currency Transactions

The measurement and presentation currency of the Company is the Russian Rouble, which is the national currency of the Russian Federation. Transactions in foreign currencies are initially recorded in the measurement currency at the rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the measurement currency rate of exchange ruling at the balance sheet date. All resulting differences are taken to the consolidated statement of operations as foreign exchange gains (losses). Nonmonetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction.

Assets and liabilities settled in Roubles but denominated in foreign currencies are recorded in the Company's consolidated financial statements using the same principles as for assets and liabilities denominated in foreign currencies.

(in thousands roubles)

3. Summary of Significant Accounting Policies (continued)

3.5 Foreign Currency Transactions (continued)

The exchange rates as of December, 31 2005 and 2004 were as follows:

Currency	2005	2004
Russian Roubles per US dollar	28.78	27.75
Russian Roubles per Euro	34.19	37.81
Russian Roubles per Japanese yen	0.25	0.27

3.6. Property, Plant and Equipment

Property, plant and equipment are recorded at purchase or construction cost less accumulated depreciation and any impairment in value. For the property, plant and equipment acquired prior to January 1, 2003, fair values as at January 1, 2003 have been used as deemed cost (refer to Note 2) in accordance with the exemption provided in IFRS 1. The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of property, plant and equipment is the greater of net selling price and value in use. Impairment losses are recognized in the statement of operations.

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalized, during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed.

Expenditure for continuing repairs and maintenance are charged to the statement of income as incurred. Social assets are expensed on acquisition. Major renewals and improvements are capitalized, and the assets replaced are retired.

3.6.1 Depreciation and Useful Life

Depreciation is calculated on property, plant and equipment on a straight-line basis from the time the assets are available for use, over their estimated useful lives as follows:

Buildings and Constructions	20-50 years
Analog switches	10-20 years
Digital switches	10-15 years
Other telecommunication equipment	10-20 years
Transportation equipment	5 years
Computers, office and other equipment	3-5 years
Land	not depreciated

The asset's residual values, useful lives and methods are reviewed, and adjusted as appropriate, at each financial year-end.

3. Summary of Significant Accounting Policies (continued)

3.6. Property, Plant and Equipment (continued)

3.6.1 Depreciation and Useful Life (continued)

Depreciation of an asset begins when it is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by the management. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale (or included in a disposal group that is classified as held for sale) in accordance with IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations" and the date that the asset is derecognized.

The depreciation charge for a period is usually recognized in profit or loss. However, sometimes, the future economic benefits embodied in an asset are absorbed in producing other assets. In this case, the depreciation charge constitutes part of the cost of the other asset and is included in its carrying amount.

The period of validity of the Company's operating licenses is significantly shorter than the useful lives used for depreciation of the cost of property, plant and equipment. Based on the Russian licensing legislation and prior experience, management believes that the operating licenses will be renewed without significant cost, which would allow the Company to realize the cost of its property, plant and equipment through normal operations.

3.6.2 Construction in Progress

Construction in progress is recorded as the total of actual expenditures incurred by the Company from the beginning of construction to the reporting date less any impairment in value.

3.6.3 Assets Received Free of Charge

Equipment transferred to the Company free of charge by its customers and other entities outside the privatization process is capitalized at market value at the date of transfer. A corresponding income is fully recognized in the statement of operations. In cases transfers of equipment relate to the rendering of future services to the transferee the equipment is considered a deferred revenue and is recognized into income on the same basis that the equipment is depreciated.

Equipment contributions that do not generate any future income for the Company are not recognized.

3.7 Intangible Assets

3.7.1 Goodwill

Goodwill represents the excess of the cost of an acquisition over the net fair value of the Company's share of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary or associate at the date of acquisition. Goodwill on an acquisition of a subsidiary is included in intangible assets. Goodwill on an acquisition of an associate is included in the investments in associates. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Company are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

3. Summary of Significant Accounting Policies (continued)

3.7 Intangible Assets (continued)

3.7.1 Goodwill (continued)

- Represents the lowest level within the Company at which the goodwill is monitored for internal management purposes; and
- Is not larger than a segment based on either the Company's primary or the Company's secondary reporting format determined in accordance with IAS 14 "Segment Reporting".

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognized. Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

An impairment loss recognized for goodwill is not reversed in subsequent periods.

The excess of the net fair value of the Company's share of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary or associate at the date of acquisition over the cost of an acquisition is recognized in profit or loss.

3.7.2 Licenses

Cost of licenses paid to the Government for permission to provide telecommunication services is recognized as intangible assets. The licenses are recorded at purchase cost less accumulated depreciation and any impairment in value.

3.7.3 Software and Other Intangible Assets

Software and other intangible assets acquired separately are measured on initial recognition at cost. The cost of other intangible assets acquired in a business combination is their fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses.

3.7.4 Useful Life and Amortization of Intangible Assets

The Company assesses whether the useful life of an intangible asset is finite or indefinite and, if finite, the length of, or number of production or similar units constituting, that useful life. An intangible asset is regarded by the entity as having an indefinite useful life when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.

Intangible assets with finite lives are amortized over the useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

The cost of licenses and software is amortized on a straight-line basis over the estimated useful life equal to the term of the licenses or the right to use the software.

Useful life of other intangible assets is approximately 10 years.

3. Summary of Significant Accounting Policies (continued)

3.7 Intangible Assets (continued)

3.7.4 Useful Life and Amortization of Intangible Assets (continued)

Amortization periods and methods for intangible assets with finite useful lives are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.

Intangible assets with indefinite useful lives are not amortized, but tested for impairment annually either individually or at the cash-generating unit level. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable.. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

3.8 Borrowing Costs

The borrowing costs are capitalized by the Company as part of the cost of the asset when it is probable that they will result in future economic benefits to the entity and the costs are directly attributable to the acquisition, construction or production of a qualifying asset including construction in progress.

To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization on that asset is determined as the actual borrowing costs incurred on that borrowing during the period.

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is determined by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the entity that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalized during a period shall not exceed the amount of borrowing costs incurred during that period.

3.9 Leases

Leases where all the risks and rewards of ownership of the asset are transferred from the lessor to the leasee are classified as finance leases.

Leases where the lessor retains substantially all the risks and rewards of the ownership of the asset are classified as operating leases.

3.9.1 Finance Leases

At the commencement of the lease term, or the date from which the lessee is entitled to exercise its right to use the leased asset, the Company recognizes finance leases as assets and liabilities in the balance sheet at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. At the commencement of the lease term, the asset and the liability for the future lease payments are recognized in the balance sheet at the same amounts except for any initial direct costs of the lessee that are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

3. Summary of Significant Accounting Policies (continued)

3.9 Leases (continued)

3.9.1 Finance Leases (continued)

The depreciation policy for depreciable leased assets is consistent with that for depreciable assets that are owned, and the depreciation recognized is calculated in accordance with the accounting policy of the Company applicable for depreciable and amortized assets. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

3.9.2 Operating Leases

Operating lease payments are recognized as an expense in the statement of operations on a straight-line basis over the lease term.

3.10 Inventories

Inventories are recorded at the lower of cost and net realizable value. Cost of inventory is determined on the weighted average basis. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

3.11 Advances Given

Advances given to acquire noncurrent assets are classified as noncurrent and considered nonmonetary asset. Long-term advances given for operating activities are also classified as noncurrent assets.

3.12 Financial Instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets comprise cash and cash equivalents; an equity instrument of another entity; a contractual right to receive cash or another financial asset from another entity, or to exchange financial assets or financial liabilities with another entity under conditions that are potentially favorable to the Company; or a contract that will or may be settled in the Company's own equity instruments and is a non-derivative for which the Company is or may be obliged to receive a variable number of the Company's own equity instruments, or a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments. For this purpose the Company's own equity instruments do not include instruments that are themselves contracts for the future receipt or delivery of the Company's own equity instruments.

Financial liabilities include contractual obligations to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the Company; or a contract that will or may be settled in the Company's own equity instruments and is a non-derivative for which the Company is or may be obliged to deliver a variable number of the Company's own equity instruments or a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments. For this purpose the Company's own equity instruments do not include instruments that are themselves contracts for the future receipt or delivery of the entity's own equity instruments.

3. Summary of Significant Accounting Policies (continued)

3.12 Financial Instruments (continued)

The Company recognizes a financial asset or a financial liability on its balance sheet when, and only when, the entity becomes a party to the contractual provisions of the instrument.

When a financial asset or financial liability is recognized initially, the Company measures it at its fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

The Company classifies its financial assets and financial liabilities as current or noncurrent based on term of its maturity taking into account other factors that limit the Company's ability to realize assets within 12 months or existence of call options in financial liabilities valid within 12 months after the balance sheet date.

Financial asset is derecognised when the rights to receive cash flows from the asset expired or the Company transferred its rights to receive cash flows from the asset.

Financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

3.13 Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and in the Company's bank accounts, as well as cash deposits and short-term investments with original maturities of three months or less.

3.14 Accounts Receivable and Provision for Impairment of Receivables

Trade receivables are recognized at original invoice amount less an allowance for any uncollectible amounts. Allowance is made when there is objective evidence that the Company will not be able to collect the debts.

Provision for uncollectible amounts is created based on the historical pattern of collections of accounts receivable and specific analysis of recoverability of significant accounts.

Provision for uncollectible amounts is also created for other accounts receivable except advances given based on Company's ability to collect the debts.

Provision for impairment is recognized in the consolidated statement of operations.

The carrying amount of current trade and other receivables is a reasonable approximation of their fair value.

The fair value of non-current trade and other receivables is calculated using the effective interest method.

3.15 Noncurrent Assets Held for Sale and Discontinued Operations

A discontinued operation is a component of the Company that either has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographical area of operations, is part of a single co-coordinated plan to dispose of a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale.

The Company classifies a noncurrent asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use.

3. Summary of Significant Accounting Policies (continued)

3.15 Noncurrent Assets Held for Sale and Discontinued Operations (continued)

The Company measures a noncurrent asset (or disposal group) classified as held for sale at the lower of its carrying amount and fair value less costs to sell.

Immediately before the initial classification of the asset (or disposal group) as held for sale, the carrying amounts of the asset (or all the assets and liabilities in the group) are be measured in accordance with applicable IFRSs.

The Company presents and discloses information that enables users of the financial statements to evaluate the financial effects of discontinued operations and disposals of noncurrent assets (or disposal groups).

3.16 Troubled Debt Restructurings

A troubled debt restructuring occurs when the Company grants a concession to the debtor in the forms of modification of the terms of the debt, including the extension of the maturity date, change of payment schedule or reduction of the face amount of the debt, or in the form of transfer of the assets or an equity interest in the debtor in satisfaction of the debt. The Company recognized a loss in the amount of the difference between the fair value of the assets and/or equity interest received and the recorded amount of the receivable. This loss is recognized in full in the period the restructuring takes place.

3.17 Loans and Borrowings Received

Loans and Borrowings are initially recognized at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, borrowings are measured at amortized cost using the effective interest method; any difference between the fair value of the consideration received (net of transaction costs) and the redemption amount is recognized as an adjustment to interest expense over the period of the borrowings.

3.18 Employee Benefits

3.18.1 Unified Social Tax

Under provisions of the Russian legislation, social contributions are made through a unified social tax ("UST") calculated by the Company by the application of a regressive rate to the annual gross remuneration of each employee. The Company allocates the UST to the three social funds (state pension fund, social and medical insurance funds).

The Company's contributions relating to the UST are expensed in the year to which they relate.

3.18.2 Current Employment Benefits

Wages and salaries paid to employees are recognized as expense in current period.

3.18.3 Pensions and Other Post-Employment Benefits

Under collective bargaining agreements and internal regulations on additional pension benefits the Company also provides additional benefits for its active and retired employees by using post-employment defined benefit plans. The majority of the Company's employees are eligible to participate under such post-employment benefit plans based upon a number of factors, including position and years of service.

3. Summary of Significant Accounting Policies (continued)

3.18 Employee Benefits (continued)

3.18.3 Pensions and Other Post-Employment Benefits (continued)

The Company determines the present value of defined benefit obligation and the fair value of any plan assets on each reporting date separately for each plan. The obligations are valued by professionally qualified independent actuaries hired by the Company using the projected unit credit method. The assets of defined benefit plans are valued by professionally qualified actuaries or independent appraisers.

Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plans.

Upon introduction of a new plan or improvement of an existing plan past service cost is recognized on a straight-line basis over the average period until the amended benefits become vested. To the extent that the benefits vest immediately past service costs are immediately expensed.

Gains or losses on the curtailment or settlement of pension benefit obligations are recognized when the curtailment or settlement occurs.

3.19 Income Taxes

Tax expense (tax income) is the aggregate amount included in the determination of profit or loss for the period in respect of current tax and deferred tax.

Current tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period determined in accordance with the rules established by the taxation authorities, upon which income taxes are payable (recoverable).

Current tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantially enacted by the balance sheet date.

Deferred tax assets and liabilities are calculated in respect of temporary differences using the liability method. Deferred income taxes are provided for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes, except where the deferred income tax arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the entity expects, at the balance sheet date, to recover or settle the carrying amount of its assets and liabilities.

3. Summary of Significant Accounting Policies (continued)

3.19 Income Taxes (continued)

Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Any such previously recognized reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Deferred tax assets and liabilities are not discounted.

3.20 Shareholders' Equity

3.20.1 Share Capital

Ordinary shares and non-redeemable preference shares with discretionary dividends are both classified as equity.

3.20.2 Dividends

Dividends are recognized as a liability and deducted from equity at the balance sheet date only if they are declared at a Shareholders' meeting before or on the balance sheet date. Dividends are disclosed when they are proposed before the balance sheet date or proposed or declared after the balance sheet date but before the financial statements are authorized for issue.

3.21 Minority Interest

Minority interest is the interest in subsidiaries not held by the Company. Minority interest at the balance sheet date represents the minority shareholders' portion of the fair values of identifiable assets and liabilities of the subsidiary at the acquisition date, and the minorities' portion of movements in net assets since the date of the combination. Minority interest is presented within equity, separately from the parent shareholders' equity.

3.22 Revenue Recognition

Revenue is recognized to the extent that it is probable that economic benefits will flow to the Company and the revenue can be reliably measured.

Revenue is recognized in the amount of cash or cash equivalents received in the form of cash or receivable. However, when the inflow of cash or cash equivalents is deferred, the fair value of the consideration may be less than the nominal amount of cash received or receivable. When the arrangement effectively constitutes a financing transaction, the fair value of the consideration is determined by discounting all future receipts using an effective interest rate.

3. Summary of Significant Accounting Policies (continued)

3.22 Revenue Recognition (continued)

3.22.1 Revenue from Customers

The Company categorizes the revenue sources in fourteen major categories:

1. Long distance calls - domestic;
2. Long distance calls - international;
3. Local telephone calls;
4. Installation and connecting fees;
5. Documentary services;
6. Cellular services;
7. Radio and TV broadcasting;
8. Data transfer and telematic services;
9. New services;
10. Rent of telephone channels;
11. Services for national operators;
12. Other telecommunications services;
13. Other revenues.

Long Distance Calls (domestic and international)

Revenues from long distance services depend on time of call, duration of call, destination of call, type of service used, subscriber category and the applied rate plan. Customers of the Company use the service via installed fixed telephone, as well the service could be accessed by means of pay-phone. The Company charges long distance fees on a per-minute basis. The Company recognizes revenues related to the long distance services in the period when the services are rendered.

Local Telephone Calls

Revenue from the local telephone services depends on the duration of the telephone connections and subscription fee, while time driven billing scheme is applied. If fixed payment scheme is applied then revenue depends on the subscription fee only. Customers of the Company use the service via installed fixed telephone, as well the service could be accessed by means of pay-phone. The Company recognizes revenues related to the monthly network fees for local services in the month the service is provided to the subscriber.

Installation and Connection Fees

Installation and connection fees for indefinite period contracts are paid by a combination of a fixed cash amount and by the contribution of fixed assets consisting of cable and duct, commonly referred to as the "last mile". Revenue received in the form of cash is recognized when the installation and connection are complete. For installation and connection fees paid in the form of fixed assets, revenue is deferred and recognized into income on the same basis that the fixed assets are depreciated.

Documentary Services

Revenues from telegraph services comprise fees for telegram transmissions and other wire line data transmission services. The Company recognizes revenues related to telegraph services in the period when the services are rendered.

3. Summary of Significant Accounting Policies (continued)

3.22 Revenue Recognition (continued)

3.22.1 Revenue from Customers (continued)

Cellular Services

Major revenues from cellular services arise from airtime services including local, intercity long distance and international long distance calls, subscription fees, value added services, outbound and inbound roaming. The Company recognizes revenues related to mobile telecommunications services in the period when the services are rendered.

Radio and TV Broadcasting

The Company maintains a wireline radio broadcasting network. The revenues comprise monthly fees from subscribers and installation fees for wireline radio sets. The Company recognizes the revenues related to radio broadcasting in the period when the services are rendered.

Data Transfer and Telematics Services

The Company recognizes revenues related to data transfer and telematics services in the period when the services are rendered.

New Services

Major revenues from new services include internet services, ISDN, ADSL, IP-telephony, intelligent network services. The Company recognizes revenues related to new services in the period when the services are rendered.

Rent of Telephone Channels

Major revenues are recognized from the following services: rent of intercity and international, digital, analogue, and telegraph channels. The Company recognizes revenues from the rent of channels in the period when the services are rendered.

Services for National Operators

Revenue from national service providers includes two different groups.

The first group of revenues represents services rendered to the Company's partners for termination of long-distance traffic of its operators-partners in the network of the Company.

The second group of revenues from national operators represents services rendered to interconnected telecom operators that transfer local, intercity and international traffic of their customers via network of the Company.

Major revenues are recognized from the services rendered to operators for transit of local, intercity and international traffic. Further, the Company generates revenue from interconnection to the network (one time fees), rent of channels, rent of equipment, data transfer and Internet services.

The Company recognizes revenues from national operators in the period when the services are rendered.

3. Summary of Significant Accounting Policies (continued)

3.22 Revenue Recognition (continued)

3.22.1 Revenue from Customers (continued)

Other Telecommunication Services

Other telecommunication services primarily consist of revenues received by public switched telephone network (PSTN) stations from the rent of direct lines and local junctions, as well as subscription fees for wired-radio outlets. The Company recognizes revenues related to other services in the period when the services are rendered.

Other Revenues

Other revenues primarily consist of revenues received from manufacturing of the telecommunication equipment and its technical support, transportation services, recreation services and sale of products and services provided by auxiliary units.

3.23 Barter Transactions

When goods or services are exchanged or swapped for goods or services which are of a similar nature and value, the exchange is not regarded as a transaction which generates revenue. When goods are sold or services are rendered in exchange for dissimilar goods or services, the exchange is regarded as a transaction which generates revenue. The revenue is measured at the fair value of the goods or services received, adjusted by the amount of any cash or cash equivalents transferred. When the fair value of the goods or services received cannot be measured reliably, the revenue is measured at the fair value of the goods or services given up, adjusted by the amount of any cash or cash equivalents transferred.

3.24 Earnings per Share

The Company calculates basic earnings per share amounts for profit or loss attributable to equity holders of the parent entity and, if presented, profit or loss from continuing operations attributable to those equity holders. Basic earnings per share are calculated by dividing profit or loss attributable to ordinary equity holders of the parent entity (the numerator) by the weighted average number of participating equity instruments outstanding (the denominator) during the period.

The Company's preference shares are considered participating equity instruments for the purpose of earnings per share calculations (see Note 29).

3.25 Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Where the Company expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

If the effect of time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a borrowing cost.

3. Summary of Significant Accounting Policies (continued)

3.26 Contractual Commitments

Contractual commitments comprise legally binding trading or purchase agreements with stated amount, price and date or dates in the future.

The Company discloses significant contractual commitments in the Notes to the financial statements.

The asset or liability under contractual commitments are not recognized in the financial statement until any of the parties performs in accordance with the contract and until any of the party became legally liable to pay or entitled to receive the payment under the terms of the contract.

3.27 Contingent Assets and Contingent Liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability. The Company does not recognize a contingent liability. A contingent liability is disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company. The Company does not recognize a contingent asset. A contingent asset is disclosed where an inflow of economic benefits is probable.

3.28 Segment Information

The Company provides fixed line and mobile telecommunication services. Management believes that the Company operates in one geographical segment on the territory of the Far East region of the Russian Federation.

3.29 Related Party Transactions

The Company defines the following terms to specify the related party: a party is related to the Company if:

1. directly, or indirectly through one or more intermediaries, the party controls, is controlled by, or is under common control with, the Company (this includes parents, subsidiaries and fellow subsidiaries), has an interest in the entity that gives it significant influence over the entity or has joint control over the entity;
2. the party is an associate (as defined in IAS 28 Investments in Associates) of the entity;
3. the party is a joint venture in which the entity is a venturer (see IAS 31 Interests in Joint Ventures);
4. the party is a member of the key management personnel of the entity or its parent;
5. the party is a close member of the family of any individual referred to in (a) or (d);
6. the party is an entity that is controlled, jointly controlled or significantly influenced by, or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in 4 or 5; or
7. the party is a post-employment benefit plan for the benefit of employees of the entity, or of any entity that is a related party of the entity.

Relationships between the parent and its subsidiaries and between subsidiaries themselves are not disclosed by the Company.

3. Summary of Significant Accounting Policies (continued)

3.30 Events After the Balance Sheet Date

The Company adjusts the amounts recognized in its financial statements to reflect adjusting events after the balance sheet date. Adjusting events are those that provide evidence of conditions that existed at the balance sheet date.

If non-adjusting events after the balance sheet date are material, their nondisclosure could influence the economic decisions of users taken on the basis of the financial statements. Accordingly, the Company discloses the nature of the event and an estimate of its financial effect, or a statement that such an estimate cannot be made for each material category of non-adjusting event after the balance sheet date.

(in thousands roubles)

4. Segment Information

	2005				
	Fixed line	Mobile	Other	Intercompany eliminations	Total for the Company
REVENUE					
Sales to third parties	10,013,841	547,779	134,752		**10,696,372**
Inter–segment sales	59,427	23,531	–	(82,958)	–
Total revenue	**10,073,268**	**571,310**	**134,752**	(82,958)	10,696,372
GROSS PROFIT					
Segment result	1,509,126	160,580	49,496		**1,719,202**
Unallocated corporate expenses					(359,734)
Operating profit					**1,359,468**
Share of result of associates					(334)
Gain on sale of subsidiaries, associates and other investments					218,748
Other loss from investments, net					(12,341)
Interest expense, net	(433,958)	(27,177)			(461,135)
Foreign exchange loss, net					(5,332)
Income tax					(487,617)
Net profit					**611,457**
ASSETS AND LIABILITIES					
Segment assets	11,893,140	927,290	152,634		12,973,064
Investments in associates					25,969
Unallocated corporate assets					1,129,293
Consolidated total assets					**14,128,326**
Segment liabilities	(6,070,526)	(274,836)	(23,631)		**(6,368,993)**
Unallocated corporate liabilities					(902,898)
Consolidated total liabilities					**(7,271,891)**
OTHER INFORMATION					
Capital expenditure					
Fixed assets	1,603,406	50,320	20,615		1,674,341
Intangible assets	141,658	3,041			144,699
Depreciation and amortization	(935,916)	(94,421)	(15,748)		(1,046,085)
Other non–cash expenses (provision for impairment of receivables recovery)	89,712				89,712

(in thousands roubles)

4. Segment Information (continued)

	2004				
	Fixed line	Mobile	Other	Intercompany eliminations	Total for the Company
REVENUE					
Sales to third parties	8,469,365	340,459	123,730		8,933,554
Inter–segment sales					
Total revenue	8,469,365	340,459	123,730		8,933,554
GROSS PROFIT					
Segment result	817,396	105,509	38,345		961,250
Unallocated corporate expenses					(387,723)
Operating profit					573,527
Share of result of associates					232,843
Gain on sale of subsidiaries, associates and other investments					573,546
Other gain from investments, net					10,669
Interest expense, net	(272,388)	(10,950)			(283,338)
Foreign exchange gain, net					7,070
Income tax					(430,430)
Net profit					683,887
ASSETS AND LIABILITIES					
Segment assets	11,257,985	452,558	164,469		11,875,012
Investments in associates					26,303
Unallocated corporate assets					1,066,418
Consolidated total assets					12,967,733
Segment liabilities	(5,285,477)	(212,457)	(31,147)		(5,529,081)
Unallocated corporate liabilities					(820,905)
Consolidated total liabilities					(6,349,986)
OTHER INFORMATION					
Capital expenditure					
Fixed assets	2,671,827	107,382	43,034		2,822,243
Intangible assets	281,770				281,770
Depreciation and amortization	(866,507)	(34,825)	(13,957)		(915,289)
Other non–cash expenses (provision for impairment of receivables)	(121,633)				(121,633)

(in thousands roubles)

4. Segment Information (continued)

The Company provides fixed line and mobile telecommunication services, as well as other services. Management believes that the Company operates in one geographical segment.

Unallocated expenses, assets and liabilities are expenses, assets and liabilities that arise at the entity level and relate to the entity as a whole.

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables, and operating cash and exclude financial investments, income tax assets and other assets that relate to the entity as a whole. Segment liabilities primarily comprise operating liabilities, loans and leasing liabilities and exclude items such as deferred tax liabilities and other liabilities pertaining to the Company as a whole.

Capital expenditure comprises additions to property, plant and equipment. Provisions relate only to those charges made against allocated assets.

5. Property, Plant and Equipment, Net

	Land, buildings and constructions	Switches and transmission devices	Construction in progress and equipment for installation	Vehicles and other	Total
Cost					
At December 31, 2003	**3,711,105**	**4,463,178**	**321,278**	**440,464**	**8,936,025**
Additions			2,822,243		2,822,243
Disposals	(10,765)	(18,758)	(8,062)	(2,801)	(40,386)
Disposals due to sale of subsidiaries	(9)	(2,231)	(114)	(235)	(2,589)
Put into operation	780,430	1,286,632	(2,368,344)	301,282	–
At December 31, 2004	**4,480,761**	**5,728,821**	**767,001**	**738,710**	**11,715,293**
Additions	–	–	1,674,341	–	1,674,341
Additions due to acquisition of subsidiaries	18,555	135,939	131,027	12,307	297,828
Disposals	(75,278)	(178,955)	–	(29,945)	(284,178)
Put into operation	664,500	806,698	(1,664,913)	193,715	–
AtDecember31,2005	**5,088,538**	**6,492,503**	**907,456**	**914,787**	**13,403,284**
Accumulated Depreciation					
At December 31, 2003	**(151,162)**	**(417,253)**	–	**(108,016)**	**(676,431)**
Charge for the year	(200,163)	(508,003)	–	(202,979)	(911,145)
Disposals	7,754	8,303	–	1,052	17,109
At December 31, 2004	**(343,571)**	**(916,953)**	–	**(309,943)**	**(1,570,467)**
Charge for the year	(211,020)	(571,842)	–	(226,099)	(1,008,961)
Disposals	67,440	132,814	–	24,191	224,445
At December 31, 2005	**(487,151)**	**(1,355,981)**	–	**(511,851)**	**(2,354,983)**
Net book value as of December 31, 2003	**3,559,943**	**4,045,925**	**321,278**	**332,448**	**8,259,594**
Net book value as of December 31, 2004	**4,137,190**	**4,811,868**	**767,001**	**428,767**	**10,144,826**
Net book value as of December 31, 2005	**4,601,387**	**5,136,522**	**907,456**	**402,936**	**11,048,301**

(in thousands roubles)

5. Property, Plant and Equipment, Net (continued)

The net book value of plant and equipment held under finance leases at December 31, 2005 and 2004 amounted to:

	2005	2004
Buildings and constructions	2,641	2,784
Switches and transmission devices	1,659,582	1,519,022
Construction in progress and equipment for installation	45,188	187,999
Vehicles and other FA	51,575	55,861
Total net book value of plant and equipment held under finance leases	**1,758,986**	**1,765,666**

Leased assets are pledged as security for the related finance lease obligations (see Note 19).

In 2005, the Company increased construction in progress by the amount of capitalized interest totaling 54,065 (2004 – 93,360). Capitalization rate in 2005 was 10.4% (2004 – 14%).

Bank borrowings are secured by properties with the carrying value as of December, 31 2005 of approximately 1,218,592 (2004 – 1,077,223) (see Note 18).

6. Intangible Assets, Net

	Goodwill	Licenses	Software	Other	Total
Cost					
At December 31, 2003	–	3,490	262,904	224	266,618
Additions	–	1,067	280,656	47	281,770
Disposals	–	(324)	(3,947)	–	(4,271)
Disposals due to sale of subsidiaries	–	–	–	(21)	(21)
At December 31, 2004	–	4,233	539,613	250	544,096
Additions	–	4,393	132,794	7,509	144,696
Additions due to acquisition of subsidiaries	76,699	172,899	9,335	19,529	278,462
Disposals	–	(2,225)	(34,943)	–	(37,168)
At December 31, 2005	**76,699**	**179,300**	**646,799**	**27,288**	**930,086**
Impairment					
At December 31, 2004	–	–	–	–	–
Reserve	(76,699)	–		–	(76,699)
At December 31, 2005	**(76,699)**	**–**		**–**	**(76,699)**
Accumulated amortization					
At December 31, 2003	–	(1,532)	(8,053)	(123)	(9,708)
Charge for the year	–	(1,021)	(3,104)	(19)	(4,144)
Disposals	–	296	1,824	–	2,120
At December 31, 2004	–	(2,257)	(9,333)	(142)	(11,732)
Charge for the year	–	(16,293)	(10,198)	(10,633)	(37,124)
Disposals	–	2,221	5,692	–	7,913
At December 31, 2005	–	**(16,329)**	**(13,839)**	**(10,775)**	**(40,943)**
Net book value at December 31, 2003	–	1,958	254,851	101	256,910
Net book value at December 31, 2004	–	1,976	530,280	108	532,364
Net book value at December 31, 2005	**–**	**162,971**	**632,960**	**16,513**	**812,444**

(in thousands roubles)

6. Intangible Assets, Net (continued)

Oracle E-Business Suite (OEBS)

As of December 31, 2005 software includes OEBS software including non-exclusive licenses for 4,749 users with a gross book value of 370,369 (2004 – 315,176), including interest capitalized of 54,653 (2004 – 9,023).

Full implementation of Oracle E-Business Suite software is expected to be completed between 2006 and 2008.

The Company will commence amortizing the value of the mentioned software from the date of its implementation, proportionally to the quantity of licenses used, over the useful life of the licenses of 10 years.

Amdocs Billing Suite

As of December 31, 2005 software also includes Amdocs Billing Suite software with a gross book value of 227,489 (2004 – 188,341), including the discount on promissory notes capitalized totaling 9,564 (2004 - nil). This software was purchased for the purpose of the implementation of unified automated system. The project of implementation of the unified automated settlements system is expected to last 4-5 years.

Amdocs Billing Suite software was supplied in December 2004 by LLC IBM Eastern Europe/Asia, in exchange for 18 promissory notes with the face value of 232,787. Refer to Note 18.

The Company will commence amortizing this asset from the date of software implementation. Until then the Company annually tests this software for impairment.

Licenses

As of December 31, 2005 licenses mainly included GSM 900 licenses with the net book value 152,206 (2004 – 242). The Company measured GSM licenses at cost less any accumulated amortization and any accumulated impairment loss. The remaining useful life of licenses is approximately 7 years.

Amortization

Amortization charge for 2005 in the amount of 37,124 (2004 – 4,144) was recorded in line Depreciation and Amortization of Consolidated Statement of Operations.

Impairment Testing of Goodwill

Goodwill acquired through business combinations has been allocated to the following cash-generating units for impairment testing:

- CJSC "Sachalinugol Telecom" (fixed line operator)
- LLC "Besprovodnie informatsionnie technologii" (mobile operator)

The recoverable amounts of CJSC "Sachalinugol Telecom" and LLC "Besprovodnie informatsionnie technologii" cash-generating units have been determined based on a value in use calculation using cash flow projections based on financial budgets approved by senior management covering a five-year period. Cash flow beyond the five-year period are extrapolated using a 4% and 10% for CJSC "Sakhalinugol Telecom" and LLC "Besprovodnie informatsionnie technologii", respectively, that were the same as the long-term average growth rate for the abovementioned cash generating unit. The discount rate applied to cash flow projections was 15% for CJSC "Sakhalinugol Telecom" and 16% for LLC "Besprovodnie informatsionnie technologii".

(in thousands roubles)

6. Intangible Assets, Net (continued)

Impairment Testing of Goodwill (continued)

The following describes each key assumption applied by the management for cash flow projections to undertake impairment testing of goodwill and licenses:

- Budgeted gross margins – the basis used to determine the value assigned to the budgeted gross margins is the average gross margins achieved in the year immediately before the budgeted year, increased for expected efficiency improvements;
- Bond rate – the yield on five-year Russian government Rouble-denominated bonds at the beginning of the budgeted year.

The carrying amount of goodwill allocated to each of the cash-generating unit was as follows:

Subsidiary	Carrying amount of goodwill as of 12/31/2005	Carrying amount of goodwill as of 12/31/2004
CJSC "Sachalinugol Telecom"	21,336	–
LLC "Besprovodnie informatsionnie technologii"	55,363	–
Total	**76,699**	–

As of December 31, 2005 the impairment was identified with respect to these cash-generating units. As a result the impairment loss for the full amount of goodwill was recognized.

Impairment test of Intangible Assets not yet Available for use

The Company performed impairment tests of intangible assets not yet available for use. These assets represent cost of Oracle E-Business Suite and Amdocs Billing Suite totaling 597,858 at December 31, 2005 (as at December 31, 2004 – 503,517). As at December 31, 2005 no impairment was identified.

7. Consolidated Subsidiaries

The consolidated financial statements include the assets, liabilities and financial results of the Company and its subsidiaries, which main activity is provision of cellular and other telecommunication services. The subsidiaries are listed below:

Subsidiary	Main Activity	Ownership,%		Voting Shares	
		2005	2004	2005	2004
LLC "Besprovodnie informatsionnie technologii"	Mobile services	100	–	100	–
CJSC "Sakhalinugol Telecom"	Fixed line telecom services	100	–	100	–
CJSC "Integrator.ru"	Investing activity	100	–	100	–
CJSC "AKOS» (owned by CJSC "Integrator.ru")	Mobile services	92.26	–	92.26	–

All the above companies are Russian legal entities registered in accordance with the Russian legislation, and have the same financial year as the Company.

(in thousands roubles)

7. Consolidated Subsidiaries (continued)

On July 29, 2005 the Company acquired a 100% stake in CJSC "Sakhalinugol Telecom" for 40,000 paid entirely in cash. The subsidiary provides fixed line telecommunication services in the Sakhalin region. Management believes that the fair value of CJSC "Sakhalinugol Telecom's" identifiable assets, liabilities and contingent liabilities at the date of acquisition approximated their book value.

On April 14, 2005 the Company acquired a 100% stake in LLC "Besprovodnie informatsionnie technologii" for 139,305. The cost of the combination was paid entirely in cash. The subsidiary was purchased for the purpose of rendering cellular services in Sakhalin and Chukotka regions as part of the Company's mobile business development program. The fair value of identifiable assets, liabilities and contingent liabilities of LLC "Besprovodnie informatsionnie technologii's" as at the date of acquisition were as follows:

	Recognized on acquisition	Carrying value
Property, plant and equipment, net	44,623	55,553
Intangible assets, net	30,877	–
Cash and cash equivalents	1,207	1,207
Inventories	250	250
Other current assets	12,369	12,369
Total Assets	**89,326**	**69,379**
Trade and other payables	(597)	(597)
Deferred income tax liability	(4,787)	–
Total liabilities	**(5,384)**	**(597)**
Fair value of net assets	83,942	–
Group's share of the fair value of net assets, %%	100%	–
Group's share of the fair value of net assets	83,942	–
Consideration paid	**139,305**	–
Goodwill arising on acquisition (Note 6)	**55,363**	–

(in thousands roubles)

7. Consolidated Subsidiaries (continued)

On May 31, 2005 the Company acquired a 100% stake in CJSC "Integrator.ru" for 99,160 paid entirely in cash. CJSC "Integrator.ru" owns 92.26% of common shares of CJSC "AKOS" which renders cellular services in Primorskiy region. The fair value of identifiable assets, liabilities and contingent liabilities of CJSC "Integrator.ru" and CJSC "AKOS" as at the date of acquisition were:

	CJSC "AKOS"		CJSC "Integrator.ru" standalone		CJSC "Integrator.ru" consolidated	
	Recognized on acquisition	Carrying value	Recognized on acquisition	Carrying value	Recognized on acquisition	Carrying value
Property, plant and equipment	237,558	280,316	–	–	237,558	280,316
Intangible assets, net	170,886	12,819	–	–	170,886	12,819
Cash and cash equivalents	1,572	1,572	746	746	2,318	2,318
Trade and other receivables	6,314	9,020	4,243	4,243	10,557	13,263
Inventories	5,067	5,524	–	–	5,067	5,524
Other current assets	43,420	50,132	–	–	43,420	50,132
Def tax assets		1,068	–	–	–	1,068
Other non–current assets	7,762	1,688	–	–	7,762	1,688
Total Assets	**472,579**	**362,139**	**4,989**	**4,989**	**477,568**	**367,128**
Trade and other payables	(76,822)	(54,399)	–	–	(76,822)	(54,399)
Long–term liabilities	(141,210)	(155,875)	–	–	(141,210)	(155,875)
Short–term liabilities	(54,965)	(45,676)	–	–	(54,965)	(45,676)
Deferred income tax liability	(28,039)	(6,401)	–	–	(28,039)	(6,401)
Total liabilities	**(301,036)**	**(262,351)**	–	–	**(301,036)**	**(262,351)**
Fair value of net assets	171,543	–	4,989	–	176,532	–
Less: minority interests	(13,277)		–	–	(13,277)	–
Group's share of the fair value of net assets, %%	92.26%	–	100%	–	–	–
Group's share of the fair value of net assets	158,266	–	4,989	–	163,255	–
Consideration paid	–	–	–	–	**99,160**	–
Goodwill arising on acquisition	–	–	–	–	**(64,095)**	–

(in thousands roubles)

7. Consolidated Subsidiaries (continued)

Management has assigned the acquisition price for the 100% stakes in CJSC "Sakhalinugol Telecom", LLC "Besprovodnie informatsionnie technologii" and CJSC "Integrator.ru" as follows:

	LLC "Besprovodnie informatsionnie technologii"	CJSC "Integrator.ru"	CJSC "Sakhalinugol Telecom"	Total
Acquisition price	139,305	99,160	40,000	278,465
Transaction costs	–	–	–	–
Total paid	139,305	99,160	40,000	278,465
Property, plant and equipment (Note 5)	44,623	237,558	15,647	297,828
Intangible assets, net (Note 6)	30,877	170,886	–	201,763
Cash and cash equivalents	1,207	2,318	261	3,786
Trade and other receivables	–	10,557	6,211	16,768
Inventories	250	5,067	1,282	6,599
Other current assets	12,369	43,420	248	56,037
Other non–current assets	–	7,762	311	8,073
Total Assets	**89,326**	**477,568**	**23,960**	**590,854**
Trade and other payables	(597)	(76,822)	(4,480)	(81,899)
Long–term liabilities	–	(141,210)	–	(141,210)
Short–term liabilities		(54,965)	(125)	(55,090)
Deferred income tax liability (Note 28)	(4,787)	(28,039)	(691)	(33,517)
Total liabilities	**(5,384)**	**(301,036)**	**(5,296)**	**(311,716)**
Total net assets	83,942	176,532	18,664	–
Less: minority interests	–	(13,277)	–	–
Company's share in acquired net assets	100%	–	100%	–
Assigned value of acquired share in identifiable net assets	83,942	163,255	18,664	–
Amount of goodwill arising on acquisition	**55,363**	**(64,095)**	**21,336**	–

The Company's management considers the excess of the Company's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of CJSC "Integrator.ru" and its subsidiary CJSC "AKOS" over the cost of the business combination to be due to bargain purchase. The amount of this excess was recognized in the consolidated financial statement line "Other gain (loss) from investments" after the reassessment of the identification and measurement of the acquirees' identifiable assets, liabilities and contingent liabilities and the measurement of the cost of the combination.

Goodwill arising on the acquisition of LLC "Besprovodnie informatsionnie technologii" and CJSC "Sakhalinugol Telecom", which are individual cash generating units, was reviewed for impairment. The impairment was determined to the extent the carrying amounts of these cash-generating units exceed their recoverable amounts and was allocated to the goodwill. Impairment loss is included into the consolidated financial statement line "Other gain (loss) from investments".

(in thousands roubles)

7. Consolidated Subsidiaries (continued)

Loss of LLC "Besprovodnie informatsionnie technologii" and CJSC "Integrator.ru" for 2005 year from the dates of acquisition was 14,995 and 6,741, respectively. Profit of CJSC "Sakhalinugol Telecom" for 2005 year from the date of acquisition was 1,347. If the combination had taken place at the beginning of the year, the profit of the Company would have been 871,541 and revenue would have been 10,820,440.

8. Investments in Associates

Investments in associates at December 31 comprised the following:

		2005		2004	
Associate	**Activity**	**Voting shares**	**Carrying value**	**Voting shares**	**Carrying value**
LLC Kamalyaskom	Mobile services	50%	337	50%	242
LLC Magalyaskom	Mobile services	50%	18,209	50%	17,839
CJSC TeleRoss-Vladivostok	Mobile services	50%	7,423	50%	8,222
Total			**25,969**		**26,303**

All the above companies are Russian legal entities registered in accordance with Russian legislation and have the same financial year as the Company.

Movement in investments in associates for the years ended December 31, 2005 and 2004 is presented below:

	2005	2004
Investments in associates at 1 January	**26,303**	**346,765**
Share of income (loss), net of income tax	(334)	232,843
Dividends received	–	(11,116)
Sale of associates	–	(542,189)
Investments in associates at 31 December	**25,969**	**26,303**

The carrying value of investments in associates shown in these consolidated financial statements is equivalent to the Company's share in the net assets of the associated companies.

The following table illustrates summarized financial information of the Company's associates.

Associate	Voting shares	Assets	Liabilities	Revenues	Net income/(loss)
2005					
LLC Kamalyaskom	50%	3,147	(2,471)	3,874	192
LLC Magalyaskom	50%	37,149	(732)	8,072	739
CJSC TeleRoss-Vladivostok	50%	15,760	(915)	5,755	(1,598)
2004					
LLC Kamalyaskom	50%	3,506	(3,022)	3,929	72
LLC Magalyaskom	50%	36,064	(386)	5,310	(900)
CJSC TeleRoss-Vladivostok	50%	21,116	(4,673)	24,700	(40)

(in thousands roubles)

9. Financial Investments, Net

As of December 31 the Company's investments comprised the following:

Company	2005 Ownership interest	2005 Carrying value	2004 Ownership interest	2004 Carrying value
Long–term investments				
OJSC "Svyazintech"	4%	4,579	–	–
OJSC SEZ Nakhodka	8.47%	1,101	8.47%	1,101
OJSC JSCB Svyazbank	0.03%	681	0.44%	687
OJSC Imperial	19.60%	240	19.60%	240
OJSC Center of international collaboration	0.60%	150	0.60%	150
OJSC A–Svyaz	6.90%	128	6.90%	128
OJSC Far East Commercial Bank Dalkombank	–	–	1.40%	858
Other		553		322
Total long–term investments		**7,432**		**3,486**
Short–term investments				
OJSC Far East Commercial Bank Dalkombank	1.40%	858	–	–
OJSC JSCB Nadezhnyi	0.05%	18	–	–
OJSC Daltelecom International	–	–	6.40%	221,967
OJSC Sberbank	–	–	0.0005%	1,405
Other		10		50
Total short–term investments		**886**		**223,422**
Total investments available–for–sale		**8,318**		**226,908**

Management believes that the carrying amount of these investments approximates their fair values.

Purchase of Share in OJSC "Svyazintech"

In accordance with the resolution of the Board of Directors meeting held on February 14, 2005 the Company acquired 4% of shares in OJSC "Svyazintech" for 6. In August 2005 the Company purchased additional 457,256 newly issued ordinary shares of OJSC "Svyazintech" for 4,573 in order to maintain a 4% share.

OJSC "Svyazintech" was established in 2005 for the implementation of Amdocs billing software in the companies of OJSC "Svyazinvest" Group (the parent company).

(in thousands roubles)

10. Long-term Accounts Receivable and Other Assets

As of December 31, 2005 and 2004 long-term accounts receivable and other assets comprised the following:

	2005	2004
Long-term loans given to employees	22,545	25,305
Long-term accounts receivable	609	–
Total	**23,154**	**25,305**

As of December 31, 2005 and 2004 long-term loans given to employees are accounted at amortized cost using the effective interest rate of 17% (2004 - 16%).

11. Long-Term Advances Given

As of December 31, 2005 and 2004 long-term advances given comprised the following:

	2005	2004
Advances given for capital constructions	174,791	96,725
Acquisition and implementation of Oracle E-Business Suite software and Amdocs Billing Suite software (Note 6)	105,149	41,023
Total	**279,940**	**137,748**

12. Inventories

Inventories at December 31, 2005 and 2004 comprised the following:

	2005	2004
Cable, materials, fuel and spare parts for telecommunications equipment	330,606	361,002
Small tools and other inventories	42,702	63,213
Finished goods and goods for resale	9,550	12,348
Total	**382,858**	**436,563**

As of December 31, 2004 no inventories have been pledged as security for borrowings. In 2005 the cost of inventories included in operating expenses in 2005 was 508,076 (2004 - 462,327).

13. Accounts Receivable, Net

Accounts receivable as of December 31, 2005 and 2004 comprised the following:

	2005	2004
Trade receivables – telecommunication services	993,013	997,155
Trade receivables – other	82,211	72,780
Provision for impairment of receivables	(248,655)	(437,886)
Total	**826,569**	**632,049**

(in thousands roubles)

13. Accounts Receivable, Net (continued)

Accounts receivable for telecommunication services detailed by major customer groups were as follows:

	2005	2004
Corporate customers	407,698	271,583
Residential customers	530,529	653,164
Government customers	54,786	72,408
Total	**993,013**	**997,155**

The Company invoices its governmental and corporate customers on a monthly basis. The Company sends monthly payment requests and substantially relies upon these customers to remit payments based on the received payment requests. All customer payments are based upon tariffs, denominated in Roubles, in effect at the time the calls are made.

The residential customers group includes receivables on tariff compensation from the state budget in the amount of 123,243 (2004 – 324,023).

The Company made an assessment of the recoverability of these amounts and accrued a provision for impairment of receivables of 123,165 that comprised 99.9% from total accounts receivable for tariff compensation from the state budget.

In 2005 the Company collected from the federal budget receivables for tariff compensation of 103,000.

The following summarizes the changes in the provision for impairment of trade receivables:

	2005	2004
Balance at January, 1	437,886	344,231
(Recovery of) Provision for the year	(89,712)	121,633
Trade receivables write-off	(99,519)	(27,697)
Provision disposal due to sale of subsidiary	–	(281)
Balance at December, 31	**248,655**	**437,886**

14. Other Current Assets, Net

As of December 31, 2005 and 2004 other current assets comprised the following:

	2005	2004
VAT receivable	359,206	393,793
Deferred expenses	52,424	21,151
Prepayments and advance payments	83,194	76,725
Other prepaid taxes	6,004	9,161
Settlements with personnel	3,974	5,793
Short-term loans given	16,954	9,418
Other	34,908	34,167
Provision for impairment of other current assets	(636)	–
Total	**556,028**	**550,208**

(in thousands roubles)

15. Cash and Cash Equivalents

As of December 31, 2005 and 2004 cash and cash equivalents comprised the following:

	2005	2004
Cash on hand and at bank	153,116	128,964
Short-term deposits with a maturity up of three months	4,900	–
Corporate bank cards in Roubles	315	246
Total cash and cash equivalents	**158,331**	**129,210**

16. Significant Non-Cash Transactions

In 2005 the Company purchased property, plant and equipment under vendor financing and finance lease agreements in the amount of 144,987 and 190,155 respectively (2004 - 84,918 and 817,964, respectively).

The Company received equipment contributions in 2005 in the amount of 8,695 (2004 – 4,965).

17. Share Capital

Total number of outstanding shares comprises:

	Number of shares outstanding (thousands)	Total par value	Carrying value
As at December 31, 2003	126,750	1,267,503	3,098,203
Preference	31,169	623,378	1,081,053
Ordinary	95,581	1,911,628	3,284,653
As at December 31, 2004	126,750	2,535,006	4,365,706
Preference	31,169	623,378	1,081,053
Ordinary	95,581	1,911,628	3,284,653
As at December 31, 2005	**126,750**	**2,535,006**	**4,365,706**

All shares have a par value of 20 Roubles. The difference between the total par value and the total carrying value of share capital represents the effects of inflation accumulated through January 1, 2003.

The ordinary shareholders are entitled to one vote per share.

Preference shares give the holders the right to participate in general shareholders' meetings without voting rights except in instances where decisions are made in relation to re-organization and liquidation of the Company, and in relation to changes and amendments to the Company's charter which restrict the rights of preference shareholders. The preference shares have no rights of redemption or conversion but carry non-cumulative dividends per share of 10% of the Russian accounting net income for the year. If the Company fails to pay the above mentioned dividends, or has no profits in any year, the preferred shareholders have the right to vote in the general shareholders' meeting. Owners of preferred shares have the right to participate in and vote on all issues within the competence of general meetings following the annual general meeting at which a decision not to pay (or to pay partially) dividends on preferred shares has been taken. Annual amount of dividends on preference shares may not be less than dividends on ordinary shares. The preference shareholders participate in earnings along with ordinary shareholders. Accordingly, the Company's preferred shares are considered participating equity instruments for the purpose of earnings per share calculations (refer to Note 29).

(in thousands roubles)

17. Share Capital (continued)

In a case of liquidation, the property remaining after settlement with creditors, payment of preferred dividends and redemption of the par value of preferred shares is distributed among preferred and ordinary shareholders proportionately to the number of owned shares.

Distributable earnings of the parent company are limited to its respective retained earnings, as mandated by the statutory accounting rules. Statutory retained earnings of the Company as of December 31, 2005 and 2004 amounted to 1,927,681 and 1,285,991, respectively.

In accordance with the Russian legislation, dividends may only be declared to the shareholders of the Company from net income as shown in the Company's Russian statutory financial statements. The Company reported net income of 851,979 and 1,144,189 in its statutory financial statements in 2005 and 2004, respectively.

Dividends were declared in 2005 in respect of 2004 to holders of ordinary shares and preference shares of Rouble 1.2 per ordinary share (2004 – Rouble 0.4 per ordinary share) and Rouble 3.61 per preference share (2004 –Rouble 0.73 per preference share). See also Note 30.

In August 2001 the Company executed a depositary agreement with JP Morgan Chase Bank regarding placement of American Depositary Receipts (ADRs), Level 1. The issue was registered on August 22, 2001. The depositary agreement between the Company and JP Morgan Chase Bank was revised on August 16, 2002 in accordance with the reorganization of the Company. In accordance with the depositary agreement each ADR is equal to 30 ordinary shares of the Company. As of the end of 2005, 52,000 ADRs represented 1,560,000 deposited ordinary shares, which constituted 1.63% of total ordinary shares issued.

The following table represents ADR registration for 2004-2005:

	ADR (quantity)	Ordinary Shares Equivalent (quantity)	Ordinary Shares %	Charter Capital %
December 31,2003	**78,866**	**2,365,980**	**2.48%**	**1.87%**
Withdrawal 2004	(27,263)	(817,890)		
December 31,2004	**51,603**	**1,548,090**	**1.62%**	**1.22%**
Additions 2005	397	11,910		
December 31,2005	**52,000**	**1,560,000**	**1.63%**	**1.23%**

Currently the ADRs are traded on the over-the-counter (OTC) market in the United States of America (CUSIP - 30732Q104, ADR ticker - FEEOY).

The Company's shareholding structure as of December 31, 2005 was as follows:

	Ordinary shares		Preference shares		
	Number (thousands)	%	Number (thousands)	%	Total
OJSC "Svyazinvest"	48,331	50.57	–	–	48,331
Other legal entities	40,235	42.10	22,232	71.33	62,467
ADR holders	1,560	1.63	–	–	1,560
Individuals	5,455	5.70	8,937	28.67	14,392
Total	**95,581**	**100.00**	**31,169**	**100.00**	**126,750**

(in thousands roubles)

18. Borrowings

As of December 31, 2005 and 2004 borrowings comprised the following:

	Interest rate	Maturity date	2005	2004
Short–term borrowings				
Bank loans (Roubles)	8–13%	2006	272,000	100,000
Accrued interest on bank loans (Roubles)			2,683	1,490
Accrued interest on promissory notes (Roubles)			42,562	–
Accrued interest on promissory notes (US Dollars)			4,980	–
Accrued interest on bonds (Roubles)			16,027	18,492
Accrued interest on vendor financing (US Dollars)			344	391
Total short–term borrowings			**338,596**	**120,373**
Long–term borrowings				
Bank loans (Roubles)	10.5–13%	2006–2008	845,435	317,000
Bonds (Roubles)	13–15%	2006	1,000,000	1,000,000
Vendor financing (Euro)	8%	2006–2008	42,369	51,993
Vendor financing (US Dollars)	5.4–10%	2006–2008	99,661	–
Promissory notes (Roubles)	13–14%	2006	342,000	53,591
Promissory notes (US Dollars)	6.0–8.5%	2006	122,840	329,156
Total long term borrowings			**2,452,305**	**1,751,740**
Less: Current portion of long–term borrowings			(1,726,362)	(1,238,521)
Total long–term borrowings			**725,943**	**513,219**

As of December 31, 2005 bank loans are secured by property, plant and equipment with the carrying value of approximately 1,218,592 (2004 – 1,077,223).

As of December 31, 2005, borrowings had the following maturity schedule:

Maturity date	Bank loans	Bonds	Vendor financing	Promissory notes	Total
2006	451,345	1,016,027	85,204	512,382	2,064,958
2007	344,500	–	52,395	–	396,895
2008	324,273	–	4,775	–	329,048
Total	**1,120,118**	**1,016,027**	**142,374**	**512,382**	**2,790,901**

The Company's borrowings are denominated in the following currencies:

Currency	2005	2004
Russian Roubles	2,520,707	1,490,573
US dollars	227,825	329,547
Euro	42,369	51,993
Total	**2,790,901**	**1,872,113**

The Company has not entered into any hedging arrangements in respect of its foreign currency obligations or interest rate exposures.

(in thousands roubles)

18. Borrowings (continued)

Short-term Borrowings

Bank Loans

All short-term borrowings denominated in Roubles represent bank loans received to finance working capital. Most of these loans are collateralized with telecommunications equipment.

OJSC Svyaz Bank

In August 2005 the Company entered into a loan agreement with Svyazbank. The loan matures in 2006. The loan bears interest of 12%. As of December 31, 2005, the outstanding amount was 200,000. The loan is not secured.

OJSC Sberbank

In May 2005 the Company entered into two loans agreements with Sberbank. The loans mature in 2006. The loans bear interest of 10%. As of December 31, 2005, the outstanding amount was 72,000. The loans are secured with property, plant and equipment valued at 97,006.

Long-term Loans and Borrowings

Bank Loans

OJSC Sberbank

Long-term borrowings from Sberbank represent Rouble denominated loans received in 2004-2005. The loans mature in March and December 2006. The loans bear interest of 10.5%. As of December 31, 2005, the outstanding amount was 174,000. The loans are secured with property, plant and equipment valued at 277,081.

OJSC Vneshtorgbank

Long-term borrowings from Vneshtorgbank represent Rouble denominated loans received in 2004-2005. The loans mature in 2007-2008. The loans bear interest of 10.5-13%. As of December 31, 2005, the outstanding amount was 278,000. The loans are secured with property, plant and equipment valued at 406,807.

OJSC Dalcombank

Long-term borrowings from Dalcombank represent Rouble denominated loans received in 2004. The loans mature in 2007. The loans bear interest of 13%. As of December 31, 2005, the outstanding amount was 63,000. The loans are secured with property, plant and equipment valued at 92,854.

MDM-Bank

Long-term borrowings from MDM-bank represent Rouble denominated loans received in 2004. The loans mature in 2007. The loans bear interest at 11%. As of December 31, 2005, the outstanding amount was 70,000. The loans are not secured.

Syndicated Loans OJSC Rossiyskyi Bank Razvitiya and OJSC Svyaz Bank

Syndicated loans represent Rouble denominated loans received in 2005. The loans mature in 2008. The loans bear interest of 11%. As of December 31, 2005, the outstanding amount was 220,000. The loans are secured with property, plant and equipment valued at 344,846.

(in thousands roubles)

18. Borrowings (continued)

Long-term Loans and Borrowings (continued)

Bonds

In July 2003, the Company registered the issue of 1,000,000 interest-bearing bonds, par value of 1,000 Roubles each. The bonds have 6 quarterly coupons. The bonds mature in 1,092 days from the date of issue.

Coupon interest rate is as follows:

Coupon number	Start date of coupon period	Coupon interest, % per annum	Coupon maturity date
1	November 19, 2003	14.5	May 19, 2004
2	May 19, 2004	14.5	November 17, 2004
3	November 17, 2004	15.0	May 18, 2005
4	May 18, 2005	15.0	November 16, 2005
5	November 16, 2005	13.0	May17, 2006
6	May17, 2006	13.0	November 15, 2006

The interest obligation was discharged within the time period prescribed by Prospectus for bond issue.

Vendor Financing

IskrauralTel

In 2004-2005 the Company entered into several agreements with IskrauralTel denominated in Euro, under which it delivered telecommunication equipment to the Company. These agreements bear an effective interest rate of 8%. The amount outstanding as of December 31, 2005 was 42,369. Equipment received under these agreements is pledged to the supplier until the final payment is made.

BETO-Huawei

In 2003-2005 the Company entered into several agreements with Beto-Huawei denominated in US Dollar, under which it delivered telecommunication equipment to the Company. These agreements bear an effective interest rate of 5.4-10%. The amount outstanding as of December 31, 2005 was 94,844. Equipment received under these agreements is pledged to the supplier until the final payment is made.

Soft-Pro

In 2005 the Company entered into several agreements with Soft-Pro denominated in US Dollar, under which it delivered telecommunication equipment to the Company. These agreements bear an effective interest rate of 5.4-10%. The amount outstanding as of December 31, 2005 was 4,816. Equipment received under these agreements is pledged to the supplier until the final payment is made.

(in thousands roubles)

18. Borrowings (continued)

Long-term loans and borrowings (continued)

Promissory Notes

In December, 2004 the Company purchased Amdocs Billing Suite software from IBM Eastern Europe/Asia. In this connection the Company issued US dollar denominated promissory notes in the amount of 232,787. The outstanding amount of these notes as at December 31, 2005 was 81,395.

In 2005 the Company entered into several agreements on issue of promissory notes denominated in Roubles with Vneshtorgbank. The notes mature in 2006. As of December 31, 2005, the outstanding amount was 342,000.

In 2003 the Company issued promissory notes denominated in US dollars to Alfabank. The notes mature in 2006. These agreements bear an effective interest rate of 6%. As of December 31, 2005 the outstanding amount was 41,445.

19. Finance Lease Obligations

The Company has finance lease contracts for telecommunication equipment. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments as of December 31, 2005 and 2004 are as follows:

	2005		2004	
	Minimum lease payments	**Present value of payments**	**Minimum lease payments**	**Present value of payments**
Current portion	580,241	349,791	623,454	343,262
2 to 5 years	1,115,779	867,626	1,482,325	1,063,904
Over 5 year	–	–	884	630
Total minimum lease payments	**1,696,020**	**1,217,417**	**2,106,663**	**1,407,796**
Less amounts representing finance charges	(478,603)	–	(698,867)	–
Present value of minimum lease payments	**1,217,417**	**1,217,417**	**1,407,796**	**1,407,796**

In 2005 and 2004 the Company's primary lessors were OJSC "RTC-Leasing" and LLC "Promsvyazleasing". In 2005, the effective interest rate on lease liabilities ranged from 20% to 34% per annum (2004 - 20% to 35% per annum).

OJSC "RTC-Leasing" purchases telecommunication equipment from domestic and foreign suppliers and provides such equipment to the Company under finance lease agreements. The Company's obligations under finance leases to OJSC "RTC-Leasing" as of December 31, 2005 amounted to 1,133,553 (2004 – 1,281,664).

Guarantees issued to OJSC "RTC-Leasing" are described in Note 31.

OJSC "RTC-Leasing" is entitled to adjust the lease payment schedule in the event of a change in certain economic conditions, in particular, a change in the refinancing rate of the Central Bank of the Russian Federation.

(in thousands roubles)

20. Accounts Payable, Accrued Expenses and Advances Received

As of December 31, 2005 and 2004 the Company's accounts payable, accrued expenses and advances received comprised the following:

	2005	2004
Accounts payable for capital investments	149,467	514,049
Trade accounts payable	138,478	155,800
Advances received from subscribers	301,598	242,409
Salaries and wages	729,516	492,833
Other accounts payable	71,909	57,113
Total	**1,390,968**	**1,462,204**

Other accounts payable include outstanding settlements with insurance providers, payments to Non-Commercial Partnership (Note 33) and other.

21. Other Taxes Payable

Current Taxes Payable

As of December 31, 2005 and 2004, taxes payable comprised the following:

	2005	2004
Value-added tax	281,079	251,651
Individual income tax	11,506	16,866
Property tax	39,830	27,107
Unified social tax	41,354	29,693
Other taxes	5,176	4,535
Total	**378,945**	**329,852**

Included in value added tax payable is the amount of 159,132 (2004 – 157,114), which represents deferred value added tax, that is only payable to the tax authorities when the underlying receivables are recovered or written off.

Starting January 1, 2006 amendments to the Tax Code relating to rules of determination of the taxable base were introduced. These are described in Note 35 "Subsequent Events".

Long-Term Taxes Payable

Long-term taxes payable comprise various taxes payable to the Russian Government which were previously past due and which have been restructured to be repaid over a period of up to 10 years following the application of Government Resolution No. 1002 dated September 3, 1999.

(in thousands roubles)

22. Pensions and Other Post-Employment Benefits

In addition to statutory pension benefits the Company also contributes to post-employment benefit plans, which cover most of its working and former employees.

The defined benefit pension plan provides old age retirement pension and disability pension. The plans provide for payment of retirement benefits starting from statutory retirement age, which is currently 55 for women and 60 for men. According to the plan terms the pensions are defined monetary values which depend on participants' positions and past service in the Company at retirement and do not depend on their wages. The benefits do not vest until and are subject to the employee retiring from the Company on or after the above-mentioned ages.

Non-government pension fund Telecom-Soyuz, which is related to the Company, maintains the defined benefit pension plan. The Company makes contributions to the pension fund in the amount set forth in the agreement with the pension fund (Note 33).

The Company further provides other long-term employee benefits such as a death-in-service payments and lump-sum payment upon retirement of a defined benefit nature. Additionally the Company provides death-in-pension payments and financial support of a defined benefit nature to its old age and disabled pensioners.

There were 16,964 active employees participating to the defined benefit pension plan of the Company and 1,674 pensioners eligible to the post-employment and post-retirement benefits, as of December 31, 2005 (as of December 31, 2004 – 18,964 and 895 respectively).

As of December 31, 2005 and 2004 the net liabilities of defined benefit pension and other post-employment benefit plans comprised the following:

	2005	2004
Present value of defined benefit obligation	999,187	696,000
Fair value of plan assets	(173,128)	(160,000)
Present value of unfunded obligations	826,059	536,000
Unrecognized past service cost	(411,969)	(275,000)
Unrecognized actuarial (losses)/gains	(37,685)	(30,000)
Net pension liability in the balance sheet	**376,405**	**231,000**

As of December 31, 2005 management estimated employees' average remaining working life at 8 years (2004 - 15 years).

The movements in the net liability for defined benefit pension and other post-employment benefit plans in 2005 and 2004 are as follows:

	2005	2004
Net liability at January 1	231,000	182,000
Net expense for the year	154,413	107,000
Contributions	(9,008)	(58,000)
Net liability at December 31	**376,405**	**231,000**

(in thousands roubles)

22. Pensions and Other Post-Employment Benefits (continued)

Movements in the net assets of defined benefit pension and other post-employment benefit plans during 2005 and 2004 are characterized by the following factors:

	2005	2004
Fair value of plan assets at January 1	160,000	102,000
Actual return on plan assets	20,769	14,000
Employer contributions	9,008	58,000
Benefits paid	(16,649)	(14,000)
Fair value of plan assets at December 31	**173,128**	**160,000**

Actual return on plan assets for 2005 was 13.3%.

The amount of net expense for the defined benefit pension and other post-employment benefit plans recognized in 2005 and 2004 is as follows:

	2005	2004
Interest cost	66,934	58,000
Service cost	40,998	37,000
Expected return on plan assets	(14,571)	(11,000)
Actuarial gains/(losses)	–	–
Amortization of past service cost – non–guaranteed potion	23,000	23,000
Past service cost recognized in current year	38,052	–
Net expense for the defined benefit pension plans	**154,413**	**107,000**

The amount of net expense for the defined benefit pension and other post-employment benefit plans is included in the consolidated statement of operations line "Wages, salaries, other benefits and payroll taxes".

As of December 31, 2005 and 2004 the principle actuarial assumptions of defined benefit pension and other post-employment benefit plans were as follows:

	2005 Per annum	2004 Per annum
Discount rate	7%	9.18%
Expected return on plan assets	9.96%	9.33%
Future salary increases	8.15%	9.18%
Rate used for calculation of annuity value	6%	6%
Increase in financial support benefits	5%	6%
Staff turnover	7.00%	2.25%
Mortality tables (source of information)	**USSR 1985/86**	**Russia 1998**

During 2005 the Company introduced changes to the defined benefit pension plans, thus extending its liabilities under pension agreements.

As of December 31, 2005 the plan assets of the defined benefit pension plan did not include the Company's financial instruments (2004 - included the Company's bonds representing 1% of the total plan assets).

(in thousands roubles)

23. Revenues

Revenues for the years ended December 31, 2005 and 2004 comprised the following:

By revenue types	2005	2004
Long distance telephone services – domestic	3,097,836	2,880,660
Local telephone calls	2,843,161	2,146,724
Revenues from national operators	1,217,952	694,739
New services	800,721	499,540
Cellular services	553,375	358,811
Long distance telephone services – international	546,503	524,012
Installation and connection fees	494,542	728,680
Radio and TV broadcasting	173,221	180,061
Data transfer and telemetric services	156,671	160,853
Rent of telephone channels	142,764	126,666
Documentary services	27,889	33,267
Other telecommunications services	445,026	427,869
Other revenues	196,711	171,672
Total	**10,696,372**	**8,933,554**

The Company identifies revenue by the following major customer groups:

Customer groups	2005	2004
Residential customers	5,811,513	5,021,701
Corporate customers	3,914,817	3,027,008
Government customers	970,042	884,845
Total	**10,696,372**	**8,933,554**

The residential customers group includes revenues on tariff compensation from the state budget in amount 504 (2004 – 314,530).

(in thousands roubles)

24. Other Operating Expenses, Net

Other operating expenses, net comprised the following:

	2005	2004
Fire and other security services	157,092	129,603
Lease of premises	134,455	92,658
Business travel expenses and representation costs	53,631	70,825
Universal service fund payments	53,387	–
Civil Defense	50,140	39,432
Insurance	52,879	46,677
Advertising expenses	52,365	31,767
Agency fees	48,230	20,409
Audit and consulting fees	46,662	49,009
Non-commercial partnership expenses (Note 33)	45,873	60,500
Social expenses	25,793	16,895
Member fees, charity contribution, payments to labor unions	23,844	29,676
Transportation services	20,500	77,147
Post services	12,046	7,485
Education expenses	11,733	16,557
Cost of goods sold	9,564	13,038
Telecommunication regulatory fees	–	26,631
AR written-off	15,846	9,813
Banks service fees	27,002	31,146
Compensations to Board of Directors members and Revision Committee	37,572	33,757
Other expenses	141,576	124,451
Total	**1,020,190**	**927,476**

In 2005 the Company incurred an expense on payments to Universal service fund. These payments are prescribed by the Federal Law on Communications and Government Decree # 243 of April 21, 2005. Payments are calculated as 1.2% of the revenues from the telecommunication services less revenues from interconnection services. Related contingency is disclosed in Note 31.

Other expenses include expenses related to fines and penalties, billing and cash collection services and other operating expenses.

25. Interest Expense, net

Interest expense, net for the years ended December 31, 2005 and 2004 comprised the following:

	2005	2004
Interest income	(14,376)	(6,260)
Interest expense on borrowings	165,336	76,899
Interest expense accrued on finance leases	309,720	212,060
Interest expense on vendor financing	455	638
Total	**461,135**	**283,337**

(in thousands roubles)

26. Gain on Sale of Subsidiaries, Associates and Other Investments

Gain from sale of subsidiaries, associates and other investments for the years ended December 31, 2005 and 2004 comprised the following:

	2005	2004
Gain on sale of CJSC "Sotovye Sety Birobidjana"	–	3,513
Gain on sale of associates	–	564,279
Gain on sale of other investments	218,748	5,754
Total	**218,748**	**573,546**

27. Other Gain (Loss) From Investments, Net

Other gain (loss) from investments for the years ended December 31, 2005 and 2004 comprised the following:

	2005	2004
Excess of the Company's interest in the net fair value of CJSC "Integrator" over the cost of the business combination	64,095	–
Loss from impairment of goodwill arising on the acquisition of LLC "Besprovodnye informatsionnie technologii"	(55,363)	–
Loss from impairment of goodwill arising on the acquisition of CJSC "Sakhalinugol Telecom"	(21,336)	–
(Provision for) recovery of impairment of other investments	(5)	10,417
Dividend income	268	252
Total	**(12,341)**	**10,669**

28. Income Tax

Income tax charge for the years ended December 31, 2005 and 2004 comprised the following:

	2005	2004 as restated
Current income tax expense	439,059	497,159
Deferred tax expense	48,558	(66,729)
Total income tax for the year	**487,617**	**430,430**

A reconciliation of the theoretical tax charge to the actual income tax charge is as follows:

	2005	2004 as restated
Profit before income tax and minority interest	1,099,074	1,114,317
Statutory income tax rate	24%	24%
Theoretical tax charge at statutory income tax rate	**263,778**	**267,436**
Increase (decrease) resulting from the effect of:		
Non-taxable income	(18,252)	(10,090)
Non-deductible expenses	242,091	173,084
Total income tax charge for the year	**487,617**	**430,430**
Effective tax rate	**44.37%**	**38.63%**

(in thousands roubles)

28. Income Tax (continued)

Deferred income tax assets and liabilities as of December 31, 2005 and 2004 were as follows:

	December 31, 2003	Origination and reversal of temporary differences, as restated	Sale of subsidiaries	December 31, 2004, as restated	Origination and reversal of temporary differences	Subsidiaries acquisition	December 31, 2005
Deferred tax assets:							
Property, plant and equipment	–	–	–	–	(2,836)	10,951	8,115
Accounts payable and accrued expenses	76,087	23,183	–	99,270	(701)	4,435	103,004
Provision for impairment of receivables	31,612	18,702	–	50,314	(41,367)	–	8,947
Pension liability	–	–	–	–	38,518	–	38,518
Finance lease	9,823	(9,823)	–	–	10,675	–	10,675
Deferred revenue	23,860	273	–	24,133	805	–	24,938
Other	3,591	7,580	–	11,171	6,581	–	17,752
Deferred tax asset, total	**144,973**	**39,915**	**–**	**184,888**	**11,675**	**15,386**	**211,949**
Deferred tax liabilities:							
Property, plant and equipment	(892,124)	(25,558)	(168)	(917,850)	(75,977)	(714)	(994,541)
Intangible assets	(2,988)	(7,957)	–	(10,945)	1,520	(48,189)	(57,614)
Finance lease	–	(13,361)	–	(13,361)	13,361	–	–
Investments into associates	(74,679)	73,476	–	(1,203)	863	–	(340)
Investment revaluation effect	(805)	(49,746)	–	(50,551)	50,551	–	–
Other	(214)	214	–	–	–	–	–
Deferred income tax liability, total	**(970,810)**	**(22,932)**	**(168)**	**(993,910)**	**(9,682)**	**(48,903)**	**(1,052,495)**
Total deferred income tax liability, net	**(825,837)**	**16,983**	**(168)**	**(809,022)**	**1,993**	**(33,517)**	**(840,546)**

The movement in deferred tax asset for the years ended December 31, 2005 and 2004 was as follows:

	2005	2004 as restated
Deferred tax asset, at January 1	184,888	144,973
Deferred tax income	11,675	39,915
Subsidiary acquisition	15,386	–
Deferred tax asset, at December 31	**211,949**	184,888

The movement in deferred tax liability for the years ended December 31, 2005 and 2004 was as follows:

	2005	2004 as restated
Deferred tax liability, at January 1	(993,910)	(970,810)
Deferred tax (expense) income	(60,233)	26,814
Deferred tax expense related to changes in fair value of investments available-for-sale	50,551	(49,746)
Subsidiary acquisition	(48,903)	–
Deferred tax liabilities of subsidiaries disposed	–	(168)
Deferred tax liability at December 31	**(1,052,495)**	(993,910)

(in thousands roubles)

29. Earnings per Share

Basic earnings per share amounts are calculated by dividing the net income attributable to participating shareholders by the weighted average number of shares in issue during the period.

The calculation of basic and diluted earnings per preferred and ordinary share is presented below (earnings per share data is stated in Rouble):

	2005	2004, as restated
Profit/(loss) for the year attributable to equity holders of the parent	613,035	683,887
Weighted average number of shares outstanding (thousands) (see Note 17)	126,750	126,750
Basic and diluted earnings per share attributable to equity holders of the parent, Russian Roubles	**4.837**	**5.396**

The Company has no dilutive potential ordinary shares; therefore, the diluted earnings per share equal basic earnings per share.

30. Dividends Declared and Proposed for Distribution

Dividends paid to shareholders are determined by the Board of Directors and declared and officially approved at the annual shareholders' meeting. Earnings available for dividends are limited to profits determined in accordance with the Russian statutory accounting regulations. Dividends are accrued in the year they are declared and approved.

Dividends declared in 2005 based on 2004 results:

Dividends on ordinary shares – 1.20 Roubles per share	114,697
Dividends on preference shares – 3.61 Roubles per share	112,520
Total	**227,217**

Dividends declared and approved subsequent to December 31, 2005 (Note 35):

Dividends on ordinary shares – 0.90 Rouble per share	86,023
Dividends on preference shares – 2.69 Rouble per share	83,844
Total	**169,867**

(in thousands roubles)

31. Contingencies and Operating Risks

Operating Environment of the Company

The Russian economy while deemed to be of market status continues to display certain characteristics consistent with that of a market in transition. These characteristics include, but are not limited to, relatively high inflation and the existence of currency controls which cause the national currency to be illiquid outside of Russia. The stability of the Russian economy will be significantly impacted by the government's policies and actions with regards to supervisory, legal, and economic reforms.

Legal Environment

The Russian legal system is characterized by (1) inconsistencies between and among laws, Presidential decrees, and Russian governmental, ministerial and local orders, decisions, and resolutions and other acts; (2) conflicting local, regional and federal rules and regulations; (3) the lack of judicial and administrative guidance on interpreting legislation; (4) the relative inexperience in legislation interpretation; and (5) a high degree of discretion on the part of governmental authorities.

Management is unable to estimate what developments may occur in respect if the Russian legal system or the resulting effect of any such developments on the Company's financial position or future results of operations.

In the nearest future the Company's activity could be subject by judicial reform factors. No adjustments related to these uncertainties were recognized in the consolidated statements.

Legal Proceeding

On November 3, 2005 the Federal Antimonopoly Agency adjudicated that the Company violated the legislation in regard to item 1 of the Article 5 of the Law "On Competition and Restriction of Monopoly Activity on Commodity Markets" No. 948-1 dated March 22, 1991 as a result of setting and maintaining the monopolistic high prices and creation of unequal conditions for economic entities in accessing the produce market.

In connection with this fact the Federal Antimonopoly Agency issued a decision to the Company to cease violating the antimonopoly legislation and to remit to the Federal budget the amount of income received as a result of this practice. In accordance with the abovementioned decision the Company was obliged to remit to the Federal budget 205,768 not later than March 3, 2006.

The Company considers these decisions issued by the Federal Antimonopoly Agency as illegal and infringing the rights and legitimate interests of the Company in the sphere of entrepreneurial and other economic activities. Accordingly the Company seized the Arbitration Court of the Moscow City with the respective claim. In a first court session on April 4, 2006 the trial was postponed until July 12, 2006.

The management believes that the Company has arguments sufficient for successful legal defense against the claims enforcement. However, as of now the court perspective of such claims seems to be unclear.

Taxation

Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Company may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. It is not practical to determine the amount of unasserted claims that may manifest, if any, or the likelihood of any unfavorable outcome. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods.

(in thousands roubles)

31. Contingencies and Operating Risks (continued)

Claims of tax authorities

During 2004 a tax examination of the Company's operations for the years 2001-2002 was executed by the tax authorities. As a result, the Company received a claim totaling 718,080, including fines and penalties of 256,245.

As of December 31, 2005 the management believes that its interpretation of the relevant legislation is appropriate and that it is probable that the Company's tax, currency and customs positions will be sustained. As such, no provision has been made for the above mentioned claim. However, as of now court perspective of such tax claims seems to be unclear in view of court practice absence.

Insurance Coverage

During 2005 the Company did not maintain insurance coverage on a significant part of its property, plant and equipment, business interruption losses, or third party liability in respect of property or environmental damage arising from accidents relating to the Company's property or the Company's operations. Until the Company obtains adequate insurance coverage, there is a risk that losses resulting from destruction of certain assets could have a material adverse effect on the Company's operations and financial position.

Licenses

Substantially all of the Company's revenues are derived from operations conducted pursuant to licenses granted by the Russian Government. These licenses expire in various years ranging from 2007 to 2012. The Company has renewed these licenses on a regular basis in the past, and believes that it will be able to renew the licenses without additional cost in the normal course of business. Suspension or termination of the Company's main licenses or any failure to renew any or all of these main licenses could have a material adverse effect on the financial position and operations of the Company.

The Government of the Russian Federation is in process of liberalization of the telecommunications market for which additional licenses on providing of DLD/ILD have been granted to a number of alternative operators. It is possible that the Company's future results of operations or cash flows could be materially affected in a particular period but these effects can not be currently determined.

The Decision of the Russian Government # 87 "On Endorsement of the list of the names of communication services entered in licenses and the lists of license terms" of February 18, 2005 (amended as at December 29, 2005 # 837) prescribed types of connection services that are to be included into licenses and list of licensing terms. Licensing terms defined in previously issued licenses are effective unless they contradict the current regulations. The Company considered significant effect of new requirements related to the interconnection settlements, traffic transmission and mobile services on current licensing terms for licenses issued prior to January 1, 2004. At current the Company is in process of receipt necessary amendments to the licenses.

Employee Redundancy Program

As part of the enhancement of the efficiency the Company embraced the Employee Redundancy Program approved by the order of General Director No. 380 dated December 26, 2005.

In December 2005 the Company accrued contingent liabilities for compensation payments to employees which are to be dismissed according to the Program. The related expenses of 67,465, are included in the consolidated statement of operations line "Wages, salaries, other benefits and payroll taxes".

(in thousands roubles)

31. Contingencies and Operating Risks (continued)

Guarantees Issued

The Company mainly guaranteed credit line facilities provided by Sberbank and Rosbank to OJSC "RTC-Leasing", a lessor of telecommunication equipment, as of December 31, 2005 (Note 19). The guarantees amounted to 1,946,342 (2004 – 1,816,342).

The total amount of guarantees issued to third parties amounted to the 1,993,617 (2004 – 1,863,617).

Universal Service Fund Payments

Industry regulations effective as of December 31, 2005 did not provide clear guidance with respect to the method of calculation of the allocation to the fund. Accordingly an uncertainty exists regarding the accuracy of calculation of the payments to this fund.

32. Contractual Commitments

Finance Leases

In 2005 the Company entered into several finance leases with OJSC "RTC-Leasing". The equipment under these leases will be delivered in 2006. The cost of equipment acquired through these leases, inclusive of installation and other capitalized services approximated to 103,164.

Capital Investments

As of December 31, 2005 the Company has commitments for capital investments into the modernization and expansion of its network in the amount of 513,540 (2004 – 721,811).

33. Balances and Transactions with Related Parties

For the purposes of these financial statements, parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. In considering each possible related party relationship attention is directed to the substance of the relationship, and not merely the legal form.

Related parties may enter into transactions which unrelated parties might not, and transactions between related parties may not be effected on the same terms, conditions and amounts as transactions between unrelated parties.

The nature of the related party relationships for those related parties with whom the Company entered into significant transactions or had significant balances outstanding at December 31, 2005 are detailed below.

Transactions with Government Organizations

Government organizations are a significant element in the Company's customer base, purchasing services both directly through numerous authorities and indirectly through their affiliates. Certain entities financed by the Government budget are users of the Company's network. These entities are generally charged lower tariffs as approved by the Federal Antimonopoly Agency than those charged to other customers. In addition, the Government may by law require the Company to provide certain services to the Government in connection with national security and the detection of crime.

(in thousands roubles)

33. Balances and Transactions with Related Parties (continued)

Transactions with Government Organizations (continued)

Article 47 of the Federal Law # 126-FZ "On Communications" came into force starting January 1, 2005. Provisions of this article changed previously established pattern of settlements with subscribers for privileges granted for communication services. Under the old pattern the Company issued invoices to the privileged subscribers net of the amount of privilege, which was subsequently reimbursed by the state budget. The new pattern assumes that privileged subscribers pay for the services rendered in full and further receive a reimbursement directly from the state budget.

Government subscribers and tariff compensation accounted for approximately 18% of gross trade accounts receivable as of December 31, 2005 (2004 – 40%). Amounts outstanding from government subscribers and debt of social security organizations with regard to compensation of expenses related to granting privileges to certain category of subscribers, as of December 31, 2005 amounted to 178,029 (2004 – 396,431) (Note 13). Revenues from this category of subscribers are presented in Note 23.

Transactions with other Related Parties

Rendering of Services

During the years ended December 31, 2005 and 2004 the Company rendered services to the following related parties:

Related party	Relationship	Type of sales	Price determination method	2005	2004
OJSC "Rostelecom"	Svyazinvest Group Company	Telecommunication services	Regulated tariff	441,917	375,039
CJSC "Rostelegraph"	Investee company	Telecommunication services	Regulated tariff	24,850	30,840
CJSC "TeleRoss-Vladivostok"	Associate company	Telecommunication services	Market price	23,429	18,731
Other				3,824	792
Total				**494,020**	**425,402**

(in thousands roubles)

33. Balances and Transactions with Related Parties (continued)

Purchases

During the years ended December 31, 2005 and 2004 the following related parties rendered a significant amount of services to the Company:

Related party	Relationship	Type of sales	Price determination method	2005	2004
OJSC "Rostelecom"	Svyazinvest Group Company	Telecommunication services	Regulated tariff	1,292,605	1,192,592
OJSC "RTKomm.RU"	Svyazinvest Group Company	Telecommunication services	Market price	151,978	103,603
NCP "Center for Research of Problems in Development of Telecommunications"	Svyazinvest Group Company	Agent agreement	Contracted price	45,873	60,500
CJSC "Rostelegraph"	Investee company	Telecommunication services	Regulated tariff	26,352	32,873
LLC "Magalyaskom"	Associate company	Telecommunication services (Rent of channel)	Market price	6,534	4,706
CJSC "Registrator – Svyaz"	Svyazinvest Group Company	Maintenance of shareholders' register	Market price	1,666	1,424
OJSC "Nacionalnaya taksofonnaya set"	Svyazinvest Group Company	Prepaid cards	Market price	598	2,808
Other				354	15,080
Total				**1,525,960**	**1,413,586**

Settlements with Related Parties

Accounts Receivable

As of December 31, 2005 and 2004 significant balances of accounts receivable from related parties were as follows:

Related party	Relationship	Type of receivables	2005	2004
NCP "Center for Research of Problems in Development of Telecommunications"	Svyazinvest Group Company	Agent agreement Target membership fees	105,149	41,024
OJSC AKB "Svyaz-Bank"	Svyazinvest Group Company	Bank services	13,663	12,380
CJSC "TeleRoss-Vladivostok"	Associate company	Telecommunication services	2,864	3,693
Other			677	7,640
Total			**122,353**	**64,737**

(in thousands roubles)

33. Balances and Transactions with Related Parties (continued)

Settlements with Related Parties (continued)

Accounts Payable:

As of December 31, 2005 and 2004 significant balances of accounts payable to related parties were as follows:

Related party	Relationship	Type of payables	2005	2004
OJSC "Rostelecom"	Svyazinvest Group Company	Telecommunication services	85,106	82,167
NCP "Center for Research of Problems in Development of Telecommunications"	Svyazinvest Group Company	Agent agreement Target membership fees	20,300	30,451
OJSC "RTKomm.RU"	Svyazinvest Group Company	Telecommunication services	3,116	4,102
Other			2,868	12,887
Total			**111,390**	**129,607**

OJSC "Svyazinvest"

The Company's parent entity - OJSC "Svyazinvest" - was wholly owned by the Russian Government until July 1997 when the Government sold 25% plus one share of the Charter Capital of OJSC "Svyazinvest" to the private sector.

An effectively operating telecommunications and data transmission facility is of great importance to Russia for various reasons including economic, strategic and national security considerations. Consequently, the Government has and may be expected to continue to exercise significant influence over the operations of OJSC "Svyazinvest" and its subsidiary companies.

The Government's influence is not confined to its share holdings in OJSC "Svyazinvest". It has general authority to regulate tariffs, including domestic long distance tariffs. In addition, the Ministry of Information Technologies and Communications of the Russian Federation has control over the licensing of providers of telecommunications services.

OJSC "Rostelecom"

OJSC "Rostelecom", a majority owned subsidiary of OJSC "Svyazinvest", is the primary provider of domestic long distance and international telecommunications services in the Russian Federation. The annual expense associated with traffic carried by OJSC "Rostelecom" and terminated outside of the Company's network is stated as interconnection charges. Further, OJSC "Rostelecom" uses the Company's network to provide incoming long-distance and international traffic to its subscribers and partner operators. Changes in settlements with OJSC "Rostelecom" after January 1, 2006 are described in Note 35.

(in thousands roubles)

33. Balances and Transactions with Related Parties (continued)

Settlements with Related Parties (continued)

Non-Commercial Partnership Centre for Research of Problems in Development of Telecommunications

The non-commercial partnership Centre for Research of the Problems in Development of Telecommunications (hereinafter "the Partnership") is an entity OJSC "Svyazinvest" controls through its subsidiaries. The Company has an agreement with the Partnership under which it provides funding for industry research and common administrative activities on behalf of the Company and other subsidiary and associates of OJSC "Svyazinvest". Payments to the Partnership included in other operating expenses in the accompanying consolidated statement of operations for the year ended December 31, 2005 amounted to 45,873 (2004 – 60,500).

NPF Telecom-Soyuz

In 2005 the Company signed new centralized pension agreement with NPF Telecom-Soyuz (see Note 22). OJSC "Svyazinvest" holds the majority in the Board of Directors of NPF Telecom-Soyuz ("the Fund"). Payments from the Company to the Fund in 2005 amounted to 4,850 (2004 – 55,152).

Compensation to Key Management Personnel

Key management personnel comprise members of the Management Board and the Board of Directors of the Company, totaling 21 persons as of December 31, 2005 and 2004. Total compensation to key management personnel included in "Other operating expenses, net" in the statement of operations amounted to 37,572 and 33,757 (see Note 24) for the years ended December 31, 2005 and 2004, respectively, and consists of remuneration for management services.

34. Financial Instruments and Risk Management Objectives and Policies.

The Company's principal financial instruments comprise bank loans, finance leases, vendor financing, bonds, cash and short-term deposits. The main purpose of these instruments is to raise finance for the Company's operations. The Company has other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

Foreign Exchange Risk

Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect items in the Company's statement of operations, balance sheet and/or cash flows. Foreign currency denominated liabilities (see Note 18) give rise to foreign exchange exposure.

The Company does not have arrangements to mitigate foreign exchange risks of the Company's operations.

As at December 31, 2005 the Company's liabilities in foreign currency were 270,194 (2004 – 381,540), including liabilities denominated in US dollars 227,825 (2004 – 329,547) and Euro 42,369 (2004 – 51,993).

For the period from December 31, 2004 to December 31, 2005 the exchange rate of the Russian Ruble to the US Dollar decreased by approximately 3.7% and the exchange rate of the Russian Ruble to the Euro decreased by approximately 9.6%. The possible decrease in the exchange rate of the Russian Ruble will lead to an increase in the amount of the Company's borrowings, as well as it may cause difficulties in the attraction of funds including funds required for the refinancing of the existing debt.

(in thousands roubles)

34. Financial Instruments and risk management objectives and policies. (continued)

Interest Rate Risk

Interest rate risk is the risk that changes in market interest rates may negatively impact the Company's financial results.

The Company has no borrowings, which bear floating rates of interest.

The following table presents as of December 31, 2005 and 2004 the carrying amount by maturity of the Company's financial instruments that are exposed to interest rate risk:

As of December 31, 2005:	**< 1 year**	**1–5 years**	**> 5 years**	**Total**
Fixed rate				
Short–term borrowings	338,596	–	–	**338,596**
Current portion of long–term borrowings	1,726,362			**1,726,362**
Long–term borrowings	–	725,943	–	**725,943**
Finance lease obligations	349,791	867,626	–	**1,217,417**

As of December 31, 2004:	**<1 year**	**1–5 years**	**>5 years**	**Total**
Fixed rate				
Short–term borrowings	120,373	–	–	**120,373**
Current portion of long–term borrowings	1,238,521	–	–	**1,238,521**
Long–term borrowings		513,219		**513,219**
Finance lease obligations	343,262	1,063,904	630	**1,407,796**

Interest on financial instruments classified as fixed rate is fixed until maturity of the instrument. The other financial instruments of the Company that are not included into the above tables are non-interest bearing and are therefore not subject to interest rate risk.

The Company has no significant interest-bearing assets.

Credit Risk

Credit risk is the risk that a counter-party will fail to discharge an obligation and cause the Company to incur a financial loss.

Financial assets, which are potentially subject to credit risk, consist principally of trade receivables. The carrying amount of accounts receivable, net of provision for impairment of receivables, represents the maximum amount exposed to credit risk. The Company has no significant concentrations of credit risk due to the significance of the client base and regular monitoring procedures over customers' and other debtors' ability to pay debts. A part of accounts receivable is represented by state and other non-commercial organizations. Recovery of this debt is influenced by political and economic factors. Management believes that as of December 31, 2005 there is no significant risk of loss to the Company beyond the provision already recorded.

The Company places cash on bank accounts in a number of Russian commercial financial institutions. Insurance of bank accounts is not provided by financial institutions operating in Russia. To manage the credit risk the Company places cash in different financial institutions, and the Company's management analyzes the risk of default of these financial institutions on a regular basis.

(in thousands roubles)

34. Financial Instruments and risk management objectives and policies. (continued)

Fair Value

Fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction (except for forced sale or liquidation). Market prices are considered to be the best evidence of fair value.

Management believes that the carrying values of financial assets and liabilities approximate their fair values.

	2005		2004	
Financial instruments	**Carrying Amount**	**Fair value**	**Carrying Amount**	**Fair value**
Financial Assets				
Investments in associates	25,969	25,969	26,303	26,303
Long–term investments available for sale	7,432	7,432	3,486	3,486
Long–term accounts receivable	609	609	–	–
Long–term borrowings given	22,545	22,545	25,305	25,305
Accounts receivable	826,569	826,569	632,049	632,049
Cash and cash equivalents	158,331	158,331	129,210	129,210
Total	**1,041,455**	**1,041,455**	**816,353**	**816,353**
Financial Liabilities				
Long–term bank loans	668,773	668,773	317,000	317,000
Long–term promissory notes	–	–	166,291	166,291
Long–term suppliers' credits	57,170	57,170	29,993	29,993
Long–term finance lease obligations	867,626	867,626	1,064,534	1,064,534
Accounts payable	1,390,968	1,390,968	1,462,204	1,462,204
Short–term bank loans	274,683	274,683	101,490	101,490
Current portion of long–term bank loans	176,662	176,662	-	-
Current portion of long–term bonds	1,016,027	1,040,000	1,018,492	1,037,000
Current portion of long–term promissory notes	512,382	512,382	216,521	216,521
Current portion of long–term suppliers' credits	85,204	85,204	22,456	22,456
Current portion of long–term finance lease obligations	349,791	349,791	343,262	343,262
Total	**5,399,286**	**5,423,259**	**4,742,113**	**4,760,621**

35. Subsequent Events

New provisions of the Federal Law on Communications

The legislative framework for the reform of the Russian telecommunications industry is the Federal Law on Communications of 2004. To implement the Federal Law on Communications, the Russian Government approved new rules and regulations for the interconnection and interaction of telecommunications networks, for the provision of local, intra-regional, DLD, and ILD telephone services, and other regulations for the provision of long-distance services, including licensing requirements for telecommunications operators. The transition to the new system of interaction on January 1, 2006 stems from these new requirements under the Russian legislation.

New regulations required in pursuance of the Federal Law on Communications come into force starting January 1, 2006:

(in thousands roubles)

35. Subsequent Events (continued)

New Provisions of the Federal Law on Communications (continued)

1. Decision of the government of the Russian federation no. 161 of March 28, 2005 on endorsing the Rules for connecting electric communication networks and for their interaction (with Amendments and Addenda of June 30, December 29, 2005)
2. Decision of the government of the Russian federation no. 310 of May 18, 2005 on the approval of Rules for Rendering Services of Local, Intra-Zone, Inter-City and International Telephone Communication (approved by Decision of the Government of the Russian Federation No. 310 of May 18, 2005) (with the Amendments and Additions of June 30, December 29, 2005).
3. Decision of the government of the Russian federation no. 242 of April 21, 2005 on the approval of the Rules for state regulation of tariffs on universal communications services (with the amendments and additions of October 24, 2005)
4. Order of the Ministry of Communications no. 97 of August 8, 2005 on Approval of the requirements to public switched telephone networks.
5. Order of the Ministry of Communications no. 98 of August 8, 2005 on Approval of the requirements to traffic transmission in public switched telephone networks.

Changes in Settlements with OJSC "Rostelecom" in 2006

Prior to January 1, 2006 the Company, in accordance with the terms of its Addendum #1 to license for telecommunication services, rendered domestic long-distance (DLD) and international long-distance (ILD) services ("long-distance services") to its customers. Revenues and receivables from rendering of the services were recognized as the Company's revenues and receivables.

Under the previous system of interaction with operators, OJSC "Rostelecom" provided long-distance traffic transit services to the Company. The Company independently billed for long-distance services provided to its local network subscribers through its own subscriber billing systems. The Company settled with Rostelecom for long-distance call transit and termination services, and Rostelecom, in turn, paid the Company for call termination services. The Company performed settlements for international telecommunications services with subscribers by tariffs, set by OJSC "Rostelecom", and settlements for intercity telecommunications services by tariffs, set by the Federal Antimonopoly Agency.

Starting from 2006 the settlements between the Company and OJSC "Rostelecom" change. Domestic long-distance (DLD) and international long-distance (ILD) services will be rendered by OJSC "Rostelecom". Revenues and receivables from rendering of the services will be recognized as OJSC "Rostelecom" revenues and receivables.

The Company and OJSC "Rostelecom" signed an agreement for the year 2006 combining elements as of an agency agreement as well as of a service contract, according to which the Company undertakes rendering the following services to OJSC "Rostelecom":

- Subscriber orders' processing services for access to intercity and international telecommunications services provided through the direct and delay operations.
- Billing processing services for intercity and international telecommunications services.
- Preparation, formation and storage of necessary data and reports;
- Agency services on collection of payments from subscribers and on call center support in the name and on behalf of OJSC "Rostelecom";
- Claims administration, documents delivery.

35. Subsequent Events (continued)

Changes in Settlements with Rostelecom in 2006 (continued)

In addition to the above mentioned contract the parties signed the agreement on network interconnections, under which the Company provides OJSC "Rostelecom" the services on traffic transmission and OJSC "Rostelecom" provides the Company connection services.

To comply with the new regulatory requirements, the Company must fulfill a number of conditions, including:

- technical conformity of its network to requirements set for DLD and ILD communication networks, including availability of interconnection points to its network in every federal administrative region of the Russian Federation; and
- operational readiness to provide long-distance services to any local network subscriber.

Fulfillment of these requirements would not lead to additional capital expenditure of the Company as major necessary capital expenditure was made in 2005.

Changes in Settlements with Interconnected Operators

New legislative pronouncements effective January 1, 2006 significantly changed the scheme of settlements with interconnected operators.

Prior to January 1, 2006 settlements for interconnection services with the operators for local telephone services were of unilateral nature, and for intra-regional, DLD, and ILD telephone services interconnected operators received a part of the revenues from such services depending on the degree of their participation in the provision of a service.

Starting from January 1, 2006 settlements are of a mutual nature and consist of the following:

- point of connection set up;
- user fee for point of connection;
- fee per minute of traffic submitted through the network.

The changes will result in additional revenues from interconnection and traffic transmission as well as in additional costs related to payments to these operators for connection points set up, user fee and traffic transmission in the operators' network.

(in thousands roubles)

35. Subsequent Events (continued)

Significant Operator

In accordance with Order of the Federal Service for Communications Supervision (Rossvyaznadzor) no. 39 on October 21, 2005, no. 40 and 31 on October 24, 2005 and no. 52 on December 22, 2005 the Company is included into the Register of Communications services operators occupying an important position in the general-use communications network (Significant Operator).

An operator occupying an important position in the general-use communications network, is obliged to establish, for the purposes of ensuring indiscriminate access to the market of communications services under similar circumstances, equal conditions for connecting telecommunications networks and for letting through traffic for communications operators rendering similar services, as well as to supply information and to render connection services and the services involved in letting through the traffic to these operators under the same terms and of the same standard, like for his own structural subdivisions and/or for the affiliated persons.

An operator occupying an important position in the general-use communications network on the territories of several subjects of the Russian Federation shall establish the terms for connecting telecommunications networks and for letting through traffic separately on the territory of each subject of the Russian Federation.

The refusal of an operator occupying an important position in the general-use communications network to conclude a contract for connecting telecommunications networks is seen as inadmissible, with the exception of cases when the connection of the telecommunications networks and their interaction contradict the terms of the licenses issued to communications operators, or the legal normative acts determining the construction and the functioning of the uniform telecommunications network of the Russian Federation.

Prices for connection services and for services involved in letting through traffic rendered by operators occupying an important place in the general-use communications network are subject to state regulation. The list of connection services and services for letting through the traffic, the prices for which are subject to state regulation, as well as the procedure for their regulation, are established by the Government of the Russian Federation.

Rendering of Universal Telecommunication Service

Universal communication service is the communication service whose rendering to any user of communication service on the entire territory of the Russian Federation within a fixed term, of the established standard and at a reasonable price is obligatory for operators of the universal servicing. This service is to be rendered by operators of universal servicing who are selected in accordance with the results of a tender or are appointed in accordance with the Federal Law for every subject of the Russian Federation.

In the 4th quarter 2005 the Company was nominated to provide universal telecommunication services using payphones in all Far East regions where it operates. The Company has to start providing these services within 6 months after announcement of the result of the tender as stipulated in respective agreements signed with Federal telecommunication agency.

The agreements authorizing the Company to render universal telecommunication services are effective for five years. According to the agreements the amount to compensate annual losses resulted from rendering such services will not exceed 287,624. Capital expenditures necessary to use to prepare for rendering universal telecommunication services amount to 279,729.

(in thousands roubles)

35. Subsequent Events (continued)

Cancellation of Charges for Incoming Calls

In March 2006 an amendment to the Federal Law on Communication was approved by the President. According to this amendment effective July 1s, 2006 the subscriber will not pay for a telephone connection established as a result of a call by another subscriber, except for the cases specifically mentioned in the Federal Law on Communication.

This change would mainly affect the settlements between the Company and mobile network operators.

Starting from the enforcement of this amendment the Federal Service on Tariffs will set tariffs for intra-regional services between the Company as a significant operator and mobile network operators. Subsequent to that the Company would renegotiate the agreements with these operators.

The Company envisages increase in revenues from intra-regional services in the second half of 2006 and increase in costs related to calls termination on mobile networks.

Tariffs for Telecommunication Services

Under Decree of the Government of the Russian Federation # 627 dated October 19, 2005 settlement rates (including rates for call origination, termination, and transit) for operators occupying a significant position in the public communications network (significant operators) are regulated by the Federal Service for Communications Supervision (Rossvyaznadzor) under the supervision of the Federal Tariff Service (FST) in accordance with the Federal Law on Natural Monopolies.

In November 2005 the Company submitted its proposed tariffs to Rossvyaznadzor for approval. The tariffs were determined based on the 2005 rates. Due to the absence of unified methodology on determination of economically justifiable costs the tariffs were not approved by the supervising body. Prior to setting such tariffs by the Federal Service for Communications Supervision the Company is allowed to determine these tariffs independently.

In December 2005 the Federal Service for Communications Supervision determined the amount of the compensation surcharge to be included in rates for call origination services provided by the Company as a significant operator. The surcharge is set at 0.78 Roubles per minute and is effective starting January 1, 2006. The compensation surcharge is supposed to cover the difference between an operator's income and economically justified costs in providing local and intra-regional communication services.

Impact of new rules for Rendering of Telecommunication Services on Financial Statements

The Company's management expects that new rules of provision of telecommunication services will influence both revenues and expenses of the Company, however, the Company cannot reliably measure the effect of such changes on the financial position and financial results of the Company.

Value Added Tax

Federal Law No. 119-FZ dated July 22, 2005, introduced amendments to the Tax Code effective January 1, 2006. According to these amended provisions VAT taxable base on sales of goods (rendering of services) is determined at the earliest of:

- date of goods (services) shipment (rendering);
- date of payment (partial payment) for subsequent delivery of goods (services), transfer of rights of ownership.

(in thousands roubles)

35. Subsequent Events (continued)

Purchase of Share in OJSC "National Television Company "Zvezda"

In January 2006 the Company purchases 350 ordinary shares of National television company "Zvezda" for 47,410. The purchase was approved by the Board of Directors decision dated January 18, 2006. Total share of the Company in the investee amounted to 1.665%.

Dividends

In June, 2006 the general meeting of the Company's shareholders approved dividends for 2005 in the amount of 2.69 Rouble per preference share and 0.90 Rouble per ordinary share. Total dividends declared amounted to 169,867 (2004 – 227,217). Dividends for the year ended December 31, 2005, are payable during 2006 and will be accrued in the financial statements for the year ended December 31, 2006 (see also Note 30 "Dividends Declared and Proposed for Distribution").

Employee Redundancy Program

In accordance with the Employee Redundancy Program approved by the Company's Management Board on December 26, 2005 the Company dismissed 857 employees paying compensation totaling 16,551 between December 31, 2005 and the date of the authorization of the financial statements for the issue.

Bonds Issue

On June 07, 2006 the Company issued 2,000,000 interest-bearing bonds, par value 1,000 Roubles each. The bonds have 12 half-year coupons. The bonds mature as follows: 15% of par value on 1,274th day, 15% of par value on 1,456th day, 15% of par value on 1,638th day, 15% of par value on 1,820th day, 20% of par value on 2,002nd day, and 20% of par value on 2,184th day starting from the date of issue. The early redemption option can be used after 3 years. The interest rate was determined at the level of 8.85%.

On June 07, 2006 the Company issued 1,500,000 interest-bearing bonds, par value 1,000 Roubles each. The bonds have 6 half-year coupons. The bonds mature as follows: 20% of par value on 546th day, 20% of par value on 728th day, 30% of par value on 910th day, and 30% of par value on 1,092nd day starting from the date of issue. The interest rate was determined at the level of 8.60%.

The Company used proceeds received from the bonds issued to refinance previously received short-term and long term loans and borrowings in total amount of 1,836, 985.

Finance Leasing Agreements

In 2006 the Company entered into several finance lease agreements. Total delivery cost of equipment leased under these agreements, inclusive of installation and other capitalized services, approximated 12,442, with respective non-discounted future minimum lease payments totaling approximately 17,584.

VIII-3

Balance Sheet as of December 31, 2004

	Codes
OKUD Form No. 01	710001
Date (year, month, day)	2004.12.31
OKPO code	1163193
INN	2540014227
OKVED code	64.20.11
OKOPF/OKFS code	47/42
OKEI code	384
Approval date	
Submission / filing date	

Organization: Dalsviaz OJSC

Taxpayer's identification number: 2540014227

Business: Telecommunication services

Corporate structure / ownership status: mixed

Quantity unit: ths. rub..

Address: 57 Svetlanskaya Street, Vladivostok

Approval date

Submission / filing date

[OKUD stands for the General Classification of Administrative Documents;
OKPO stands for the General Classification of Enterprises and Organizations;
INN stands for the taxpayer's identification number;
OKVED stands for the General Classification of Foreign Economic Activities;
OKOPF stands for the General Classification of Corporate Structures;
OKFS stands for the General Classification of Ownership Statuses;
OKEI stands for the General Classification of Quantity Units]

ASSETS	Explanations	Line code	Indicator code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS					
Intangible assets		110	110	**80**	**109**
Fixed assets	**6.1**	120	120	**5,253,356**	**7,006,591**
Capital outlays	**6.2**	130	130	**296,959**	**879,647**
Income-bearing lease investments		135	135		
Long-term financial investments	**6.3**	**140**	**140**	20,301	6,298
including: investments in subsidiaries		141			
investments in dependent companies		142		10,763	330
investments in other companies		143		9,445	5,874
other long-term financial investments		144		93	93
Deferred tax assets	**6.4**	145	145	**62,048**	**148,235**
Other non-current assets	**6.5**	150	150	**463,069**	**656,625**
Total for Section I		**190**	**190**	**6,095,813**	**8,697,505**
II. CURRENT ASETS					
Inventories	**6.6**	**210**	**210**	**304,895**	**522,801**
including: raw and other materials, and other similar inventories		211	211	242,496	451,755
work in process / distribution costs		213	213	78	14,996
finished products and goods for reselling		214	214	10,714	12,297
goods shipped		215	215	51	51
deferred expenses		216	216	51,556	43,702
other inventories and expenses		217	217		
Value-added tax on acquired inventories		220	220	435,630	767,213

ASSETS	Expla-nations	Line code	Indicator code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
Accounts receivable (payment expected more than 12 months after the balance sheet date)		230	230	70,375	83,183
including: due from buyers and customers	6.7	231	231		
prepaid expenses		232		49,452	47,275
receivables from other debtors		233		20,923	35,908
Accounts receivable ((payment expected within 12 months after the balance sheet date)		240	240	715,250	885,424
including: due from buyers and customers	6.8	241	241	480,693	601,905
prepaid expenses		242		134,903	81,238
receivables from other debtors	6.9	243		99,654	202,281
Short-term financial investment		250	250	84	1,422
Monetary assets		260	260	139,959	129,114
Other current assets		270	270	113	96
Total for Section II		290	290	1,666,306	2,389,253
GRAND TOTAL (line 190 + line 290)		300	300	7,762,119	11,086,758

LIABILITIES	Expla-nations	Line code	Indicator code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
III. CAPITAL AND PROVISIONS					
Charter capital	6.10	410	410	1,267,503	2,535,006
Additional capital		420	420	969,859	651,765
Reserve capital		430	430	68,375	126,751
Treasury shares repurchased from shareholders		440	411		
Past retained profits / uncovered losses		460	470	1,228,278	141,802
Retained profits / uncovered losses for the accounting year		470	470	X	1,144,189
Total for Section III		490	490	3,534,015	4,599,513
IV. FIXED LIABILITIES **Loans and credits**	6.14	510	510	1,000,000	377,097
including: credits		511			317,000
loans		512		1,000,000	60,097
Deferred tax liabilities	6.15	515	515	91,222	151,649
Other fixed liabilities	6.16	520	520	1,241,851	1,902,362
Total for Section IV		590	590	2,333,073	2,431,108
V. CURRENT LIABILITIES **Loans and credits**	6.14	610	610	135,683	1,119,982
including: credits		611		82,143	101,490
loans		612		53,540	1,018,492
Accounts payable	6.17	620	620	1,593,704	2,444,488
including:					
owing to suppliers and contractors		621	621	881,986	1,689,517
pre-collected revenue		622	625	194,055	249,930

LIABILITIES	Expla-nations	Line code	Indicator code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
compensation owed to employees		623	622	173,049	112,070
owing to government extra-budgetary funds		624	623	40,295	29,849
taxes and levies owing		625	624	142,555	142,438
owing to other creditors		626	625	161,764	220,684
Outstanding revenue distributions due to participants (founders)		630	630	**10,943**	**12,047**
Deferred revenue	6.18	640	640	**83,084**	**78,816**
Provisions for future expenses		650	650	**71,617**	**400,804**
Other current liabilities		660	660		
Total for Section V		**690**	**690**	**1,895,031**	**4,056,137**
GRAND TOTAL (line 490 + line 497 + line 590 + line 690)		**700**	**700**	**7,762,119**	**11,086,758**

ASSETS RECORDED ON BELOW-LINE ACCOUNTS

Filing entry	Expla-nations	Line code	Indicator code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
Fixed assets taken on lease		901	910	**544,726**	**413,594**
including: those obtained by way of leasing		911	911	**354,904**	**236,001**
Inventories accepted for custody		902	920	**953**	**199,302**
Goods accepted for sale on a commission basis		903	930	**148**	**18**
Dues from insolvent debtors written off as losses		904	940	**93,803**	**124,065**
Collateral received to secure obligations and payments		905	950		**5,969**
Collateral provided to secure obligations and payments		906	960	**949,301**	**2,332,811**
Wear of housing stock		907	970	**35,374**	**25,346**
Wear of landscaping facilities and other like amenities		908	980	**954**	
Payments for communications services		909		**85,005**	**151,931**

NET ASSET VALUE STATEMENT

Filing entry	Expla-nations	Line code	Indicator code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
Net assets		1000		3,617,099	4,678,329

Chief Executive Officer ____________ **A.A. Alekseev** **Chief Accountant** ________________ **A.D. Kartashov**

(date)

ТП-4

Profit and Loss Statement for 2004

RECEIVED
2007 JAN 19 A 10:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

		Codes
	OKUD Form No. 2	0710002
	Date (year, month, day)	2004.12.31
Organization: Dalsviaz OJSC	OKPO code	1163193
Taxpayer's identification number: 2540014227	INN	2540014227
Business: Telecommunication services	OKVED code	64.20.11
Corporate structure / ownership status: mixed	OKOPF/OKFS code	47/42
Quantity unit: ths. rub..	OKEI code	384
Address: 57 Svetlanskaya Street, Vladivostok		

Filing entry	Explanations	Line code	Indicator code	For the accounting period	For the corresponding period of the previous year
1	1a	2	2a	3	4
I. Revenue from and expenditure for regular business operations					
(Net) proceeds from the sale of goods, products, works, and services (less value-added tax, excises, and other similar obligatory deductions)	7.1	010	010	8,938,445	6,846,740
including: proceeds from the sale of communications services		011		8,779,402	6,726,356
Costs of goods, products, works, and services sold	7.2	020	020	(7,750,610)	(5,928,890)
including: costs of communications services		021		(7,656,439)	(5,852,837)
Profits / losses from sales (line 010 - line 020)		**050**	**050**	**1,187,835**	**917,850**
II. Operating revenue and expenditure					
Interest revenue due	7.3	060	060	2,608	1,054
Interest expense payable		070	070	(187,870)	(67,189)
Revenue from equity participation in other organizations		080	080	10,700	604
Other operating revenue		090	090	1,183,693	27,359
Other operating expenditure		100	100	(390,876)	(291,913)
III. Non-operating revenue and expenditure					
Non-operating revenue	7.4	120	120	96,479	102,218
Non-operating expenditure		130	130	(285,745)	(373,870)
Pretax profits / losses (line 050+ line 060 - line 070 + line 080 + line 090 - line 100 + line 120 - line 130)		**140**	**140**	**1,616,824**	**316,113**
Profit tax (line -151+/- line 152 +/- line 153), including:	7.6	**150**		**(471,496)**	**(133,398)**
deferred tax liabilities		151	142	(60,529)	(42,887)
deferred tax assets		152	141	86,187	57,530
Profit tax for the accounting period		153	150	(497,154)	(148,042)
Profits / losses from regular business operations		**160**		1,145,328	182,715
IV. Extraordinary revenue and expenditure					
Extraordinary revenue	7.5	170		546	106
Extraordinary expenditure		180		(1,685)	(36)
Profits / losses from regular business operations of a business unit (line 160 + line 170 – line 180)		19001		**1,144,189**	**182,785**
Settlements under the transfer of accounting period results		19002			
Net profits (retained profits / losses) for the accounting period) (line 19001 + line 19002)	7.7	**190**	**190**	**1,144,189**	**182,785**
MEMORANDUM **Contingent profit tax expenditure / revenue**		201		(387,856)	(91,093)

Filing entry	Explanations	Line code	Indicator code	For the accounting period	For the corresponding period of the previous year
1	1a	2	2a	3	4
Standing tax liabilities		202	200	(93,729)	(75,374)
Standing tax assets		203	200	10,089	33,069

Filing entry	Explanations	Line code	Indicator code	For the accounting period	For the corresponding period of the previous year
1	1a	2	2a	3	4
Base profits / losses per share (rub.)	7.8	301		10.794	2.19
Diluted profits / losses per share (rub.)		302			

* To be completed in annual financial statements

Breakdown of individual categories of profits and losses

Filing entry	Line code	Indicator code	For the accounting period		The corresponding period of the preceding year	
			profits	losses	profits	losses
1	2	2a	3	4	5	6
Fines, late charges. and penalties acknowledged or which are to be recovered under judgments issued by courts of general jurisdiction or courts of state arbitration	401		3,867	(530)	3,274	(9,277)
Past profits / losses	402		23,588	(33,185)	16,047	(20,360)
Compensation for losses caused by the non-performance or improper performance of obligations	403		2,064	(24,580)	1,362	(323)
Exchange rate differentials in transactions executed in foreign currency	404		21,131	(19,575)	20,819	(24,925)
Deductions towards assessed reserves	405			(126,643)		(108,728)
Receivables and payables forgiveness	406		7,844	(9,813)	2,073	(412)

Chief Executive Officer ___________ **A.A. Alekseev** **Chief Accountant** _______________ **A.D. Kartashov**

(date)

ТЛ - 5

Capital Flow Statement for 2004

RECEIVED
2007 JAN 19 A 10:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

	Codes
OKUD Form No. 3	710003
Date (year, month, day)	2004.12.31
OKPO code	1163193
INN	2540014227
OKVED code	64.20.11
OKOPF/OKFS code	47/42
OKEI code	384

Organization: Dalsviaz OJSC
Taxpayer's identification number: 2540014227
Business: Telecommunication services
Corporate structure / ownership status: mixed
Quantity unit: ths. rub..

1. Capital Flows

Filing entry	Line code	Indicator code	Charter capital	Additional capital	Reserve capital	Retained profits / uncovered losses	Total
1	2	2a	3	4	5	6	7
Balance as at December 31, 2002	**100**		1,267,503	1,007,360	31,947	1,144,442	3,451,252
2003						(43,813)	(43,813)
Changes to accounting policy	101		X	X	X		
Fixed asset revaluation gains / losses	102		X		X		
Other	103		X		X		
Balance as at January 1, 2003	**104**		1,267,503	1,007,360	31,947	1,100,629	3,407,439
Changes to capital headings	**200**			(37,175)	36,428	185,081	184,335
Foreign currency translation gains / losses	201		X		X	X	
Net profits / losses for the accounting year	202		X	X	X	232,041	232,041
Dividends	203		X	X	X	(47,706)	(47,706)
Deductions towards contingency funds	204		X	X	36,428	(36,428)	
Additional share offering at the expense of the company's own sources	205				X		
Increase in the nominal value of shares	206				X		
Capital flows upon the retirement of fixed assets	207		X	(37,175)	X	37,175	
Other	208						0
Capital gains through:	**210**			(326)			(326)
Additional share offering at shareholder expense	211				X	X	
Company restructuring	212						
Other	213			(326)			(326)

Filing entry	Line code	Indicator code	Charter capital	Additional capital	Reserve capital	Retained profits / uncovered losses	Total
1	2	2a	3	4	5	6	7
Capital losses through:	**220**						
decrease in the number of shares	221			X	X		
decrease in the nominal value of shares	222			X	X	X	
company restructuring	223						
other	224						
Balance as at December 31, 2003	**300**		1,267,503	969,859	68,375	1,285,710	3,591,447
<u>2004</u>							
Changes to accounting policy	301		X	X	X	(57,432)	(57,432)
Fixed asset revaluation gains / losses	302		X		X		
Other	303		X		X		
Balance as at January 1, 2004	**304**	**100**	1,267,503	969,859	68,375	1,228,278	3,534,015
Changes to capital headings	**400**		1,267,503	(318,797)	58,376	75,257	1,082,339
Foreign currency translation gains / losses	401		X		X	X	
Net profits / losses for the accounting year	402		X	X	X	1,144,189	1,144,189
Dividends	403		X	X	X	(60,986)	(60,986)
Deductions towards contingency funds	404	110	X	X	58,376	(58,376)	
Additional share offering at the expense of the company's own sources	405	121			X		
Increase in the nominal value of shares	406	122	1,267,503	(307,874)	X	(959,629)	
Capital flows upon the retirement of fixed assets	407		X	(10,923)	X	10,923	
Other	408					(864)	(864)
Capital gains through:	**410**			864			864
Additional share offering at shareholder expense	411	121			X	X	
Company restructuring	412	123					
Other	413			864			864
Capital losses through:	**420**			(161)		(17,544)	(17,705)
decrease in the number of shares	421	132		X	X		
decrease in the nominal value of shares	422	131		X	X	X	
company restructuring	423	133					

Filing entry	Line code	Indicator code	Charter capital	Additional capital	Reserve capital	Retained profits / uncovered losses	Total
1	2	2a	3	4	5	6	7
Other	424			(161)		(17,544)	(17,705)
Balance as at December 31, 2004	**500**	**140**	2,535,006	651,765	126,751	1,285,991	4,599,513

II Provisions

Filing entry	Line code	Indicator code	Balance at year open	Received	Spent/ restored	Balance at year close
1	2	2a	3	4	5	6
Provisions made under legislation: Contingency fund						
data for 2003	601		27,940	35,435		63,375
data for 2004	602		63,375	58,376		121,751
Provisions made under constituent documents: Employee stock option plan						
data for 2003	603		4,007	993		5,000
data for 2004	604		5,000			5,000
Assessed reserves: Provisions for doubtful debts						
data for 2003	605		264,049	163,866	(87,850)	340,065
data for 2004	606		340,065	399,995	(302,173)	437,887
Financial investment depreciation provisions						
data for 2003	607			538		538
data for 2004	608		538	149	(510)	177
Inventory depreciation provisions						
data for 2003	609					
data for 2004	610					
Provisions for future expenses:						
data for 2003	611					
data for 2004	612		71,617	831,689	(502,502)	400,804
Provisions for contingent obligations						
data for 2003	613					
data for 2004	614			25,861		25,861

Chief Executive Officer ____________ **A.A. Alekseev** **Chief Accountant** ________________ **A.D. Kartashov**

(date)

ЧЧ -6

CASH FLOW STATEMENT

for 2004

	Codes
OKUD Form No. 04	710004
Date (year, month, day)	2004.12.31
OKPO code	1163193
INN	2540014227
OKVED code	64.20.11
OKOPF/OKFS code	47/42
OKEI code	384

Organization: Dalsviaz OJSC
Taxpayer's identification number: 2540014227
Business: Telecommunication services
Corporate structure / ownership status: mixed
Quantity unit: ths. rub..

Filing entry	Line code	Indicator code	For the accounting year	For the corresponding period of the previous year
1	2	2a	3	4
Cash balance as of the beginning of the accounting year	**010**		139,959	99,415
CURRENT OPERATIONS				
Cash receipts from current operations	**020**		9,750,109	7,837,602
Receipts from buyers and customers	021		9,029,388	7,734,212
other revenue	022		720,721	103,390
Cash allocations:	**030**		(9,250,294)	(7,160,700)
to pay for goods, works, services, raw materials, and other current assets purchased	031	150	(3,282,696)	(2,447,070)
to pay employees	032	160	(2,384,593)	(1,871,714)
to pay interest	033	170	(176,683)	(30,014)
to pay taxes and levies	034	180	(2,661,025)	(2,221,753)
to cover other expenses	035		(745,297)	(590,149)
Net cash results of current operations	**040**		499,815	676,902
INVESTMENTS				
Cash receipts from investments	**050**		1,174,606	2,675
proceeds from the sale of fixed assets and other non-current assets	051	210	1,045	1,615
proceeds from the redemption and sale of securities and from the sale of ownership interests, equities, and other financial acquisitions	052	220	1,159,044	
dividends and other revenue from equity participation in other companies	053	230	10,700	645
interest receipts	054	240	1,721	365
receipts from the repayment of loans provided to other companies	055	250		
other revenue from investments	056		2,096	50
Cash allocations:	**060**		(1,455,362)	(1,336,702)
to purchase and create fixed assets and other non-current assets	061	290	(1,453,577)	(1,333,596)
to buy shares, ownership interests, and equities	062	280	(1,190)	

Filing entry	Line code	Indicator code	For the accounting year	For the corresponding period of the previous year
1	2	2a	3	4
to buy debt securities and make other financial acquisitions	063	300		
to provide loans to other companies	064	310		
to cover other investment expenditure	065		(595)	(3,106)
Net cash results of investments	**070**	**340**	(280,756)	(1,334,027)
FINANCIAL OPERATIONS				
Cash receipts from financial operations	**080**		1,188,968	2,239,069
loans and credits obtained	081		1,188,308	2,238,744
other revenue from financial operations	082		660	325
Cash allocations:	**090**		(1,418,872)	(1,541,400)
to repay loans and credits (net of interest)	091		(835,308)	(1,265,355)
to discharge financial leasing obligations	092		(529,707)	(230,938)
to pay dividends	093	170	(53,857)	(43,507)
to cover other financial operations expenditure	094			(1,600)
Net cash results of financial operations	**100**		(229,904)	697,669
Net cash gain / loss				
loans and credits obtained				
other revenue from financial operations				
Cash allocations:				
to repay loans and credits (net of interest)				
to discharge financial leasing obligations				
to pay dividends				
to cover other financial operations expenditure	**110**		(10,845)	40,544
Cash balance as at the end of the accounting period	**120**		129,114	139,959
Impact of exchange rate differentials	**130**			(5)

Chief Executive Officer ____________ **A.A. Alekseev** **Chief Accountant** ________________ **A.D. Kartashov**

(date)

UAll ... 7

ANNEX TO THE BALANCE SHEET

As of December 31, 2004

		Codes
	OKUD Form No. 5	710005
	Date (year, month, day)	2004.12.31
Organization:	OKPO code	1163193
Taxpayer's identification number	INN	2540014227
Business: Telecommunication	OKVED code	64.20.11
Corporate structure / ownership structure: mixed	OKOPF/OKFS code	47/42
Quantity unit: ths. rub.	OKEI code	384

1. Intangible assets

Filing entry	Line code	Indicator code	At accounting year open	Received	Retired	At accounting year close
1	2	2a	3	4	5	6
Intellectual property (exclusive rights in Intellectual property assets)	101	010	203	47		250
Including:						
patent rights in inventions, industrial designs, and utility models held by the patent holder	102	011				
rights in computer programs and databases held by the right holder	103	012	173			173
rights in trademarks, services marks, and appellations of origin held by the owner	104	014		47		47
miscellaneous rights	105	015	30			30
Other	106	040				
Total	**110**		203	47		250

Filing entry	Line code	Indicator code	At accounting year open	At accounting year close
1	2	2a	3	4
Depreciation of intangible assets, total	**120**	**050**	123	141
including:				
patent rights in inventions, industrial designs, and utility models held by the patent holder	121			
rights in computer programs and databases held by the right holder	122		95	108
rights in trademarks, services marks, and appellations of origin held by the owner	123			3
other rights	124		28	

2. Fixed assets

Filing entry	Line code	Indicator code	At accounting year open	Received	Retired	At accounting year close
1	2	2a	3	4	5	6
Buildings	201		1,130,443	32,272	(5,993)	1,156,722
Structures and conveyance facilities	202		2,087,105	684,692	(28,753)	2,743,044
Machinery and equipment	203		4,481,761	1,728,292	(49,794)	6,160,259
Motor vehicles	204		120,149	19,677	(1,566)	138,260
Computer hardware and office equipment	205		448,984	107,008	(1,579)	554,413
Housing	206		80,849	2,166	(26,894)	56,121
Land plots and natural assets	207		1,202	3,670		4,872
Other fixed assets	208		118,678	30,821	(2,277)	147,222
Total	**210**		8,469,171	2,608,598	(116,856)	10,960,913

Filing entry	Line code	Indicator code	At accounting year open	Received	Retired	At accounting year close
1	2	2a	3	4	5	6
Buildings	201		1,130,443	32,272	(5,993)	1,156,722
Structures and conveyance facilities	202		2,087,105	684,692	(28,753)	2,743,044
Machinery and equipment	203		4,481,761	1,728,292	(49,794)	6,160,259
Motor vehicles	204		120,149	19,677	(1,566)	138,260
Computer hardware and office equipment	205		448,984	107,008	(1,579)	554,413
Housing	206		80,849	2,166	(26,894)	56,121
Land plots and natural assets	207		1,202	3,670		4,872
Other fixed assets	208		118,678	30,821	(2,277)	147,222
Total	**210**		8,469,171	2,608,598	(116,856)	10,960,913

MEMORANDUM	Line code	Indicator code	At accounting year open	At accounting year close
1	2		3	4
Fixed asset revaluation results:	**250**			**X**
initial / replacement value	251	171		**X**
depreciation	252	172		**X**
Fixed assets obtained on lease, total	**260**		544,726	413,594
including:				
buildings	261		304,564	72,418
structures and conveyance facilities	262			4,865
machinery and equipment	263		227,664	336,311
motor vehicles	264		12,498	
other fixed assets	265			
Real property in operation after being included among fixed assets prior to the registration of title	**270**		8,078	157,631

3. Income bearing lease investments

Filing entry	Line code	Indicator code	At accounting period open	Received	Retired	At accounting period close
1	2	2a	3	4	5	6
Assets for financial leasing	301					
Assets for rentals	302					
Other	303					
Total	**310**					

Filing entry	Line code	Indicator code	At accounting year open	At accounting period close
1	2	2a	3	4
Depreciation of income-bearing lease investments	311			

4. Research, development, experimental design, and technological project costs

Works	Line code	Indicator code	At accounting year open	Received	Written off	At accounting period close
1	2	2a	3	4	5	6
Completed R&D projects having yielded results which are used to meet the company's production or management needs	400	310				

MEMORANDUM	Line code	Indicator code	At accounting period open	At accounting period close
1	2	2a	3	4
Costs of research, development, experimental design, and technological projects still in progress	401	320		

MEMORANDUM	Line code	Indicator code	For the accounting period	For the corresponding period in the previous year
1	2	2a	3	4
Costs included among expenses on regular operations	402			
Unproductive research, development, experimental design, and technological project costs included among non-operating expenditure	403			

5. Financial investments

Filing entry	Line code	Indicator code	Long-term investments		Short-term investments	
			At accounting year open	At accounting period close	At accounting year open	At accounting period close
1	2	2a	3	4	5	6
Capital contributions to other companies, total	501	510	20,208	6,205		
including: subsidiary and dependent business companies	502	511	10,763	330		

Bonds issued by state- and municipally owned enterprises and other companies	503	515				
Bills and notes	504	520	93	93		
Loans provided	505	525				
Deposits	506	530				
Other	507	535			84	1,422
Total	**510**	**540**	20,301	6,298	84	1,422
Including financial investment inputs having a current market value:						
Capital contributions to other companies' charter capital, total	511	550	760			1,413
including: subsidiary and dependent business companies	512	551				
Bonds issued by state- and municipally owned enterprises and other companies	513	555				
Bills and notes	514	560				
Other	515	565				
Total	**520**	**570**	760			1,413
MEMORANDUM Adjusted valuation for financial investment inputs having a current market value	521	580	754			643

6. Regular operations expenditure / breakdown of costs

Filing entry	Line code	Indicator code	For the accounting year	For the preceding year
1	2	2a	3	4
Tangible costs	601	710	(2,362,049)	(1,872,449)
Employee compensation	602	720	(2,940,986)	(2,352,749)
Deductions to meet social needs	603	730	(812,169)	(671,153)
Depreciation	604	740	(626,795)	(314,642)
Other costs	605	750	(1,008,611)	(717,897)
total costs	**610**	**760**	(7,750,610)	(5,928,890)
Balance flows (gain [+], decrease [-]):				
work in progress	621	765	14,918	21
deferred expenses	622	766	(7,854)	34,395

7. Collateral

Filing entry	Line code	Indicator code	At accounting year open	At accounting period close
1	2	2a	3	4
Collateral received, total	**710**			5,969
including:				
bank guarantees	711			
third party sureties	712			
bills and notes	713			5,969
assets on pledge	714			
including:				
fixed assets	715			
securities and other financial investments	716			
miscellaneous assets	717			
other	718			
Collateral provided, total	**720**		949,301	2,332,811
including:				
third party sureties	721		800,404	1,816,342
bills and notes	722			
assets on pledge	723		101,622	469,194
including:				
fixed assets	724		101,622	469,194
securities and other financial investments	725			
miscellaneous assets	726			
other	727		47,275	47,275

8. Government aid

Filing entry	Line code	Indicator code	For the accounting year	For the corresponding period in the previous year
1	2	2a	3	4
Government budget allocations received in the accounting year, total	**810**	**910**		
including: Funds to finance capital outlays	811			
Funds to cover current expenses	812			

Filing entry	Line code	Indicator code	At accounting year open	Received in the accounting period	Repaid in the accounting period	At accounting period close
1	2	2a	3	4	5	6
Government budget loans, total	**820**	**920**				
Including:						
Funds to finance capital outlays	821					
Funds to cover current expenses	822					

Chief Executive Officer ____________ **A.A. Alekseev** **Chief Accountant** ________________ **A.D. Kartashov**

(date)

BALANCE SHEET

			CODES
		OKUD Form No. 01	0710001
As at	March 31, 2005	Date (year, month, day)	
Organization:	Dalsviaz MRK OJSC	OKPO code	
Taxpayer's identification number	2540014227	INN	
Business:		OKVED code	
Corporate structure / ownership status		OKOPF/OKFS code	
Quantity unit:	ths. rub.	OKEI code	384
Address:			

[OKUD stands for the General Classification of Administrative Documents;
OKPO stands for the General Classification of Enterprises and Organizations;
INN stands for the taxpayer's identification number;
OKVED stands for the General Classification of Foreign Economic Activities;
OKOPF stands for the General Classification of Corporate Structures;
OKFS stands for the General Classification of Ownership Statuses;
OKEI stands for the General Classification of Quantity Units]

Approval date	
Submission / filing date	

ASSETS	Expla-nations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS					
Intangible assets		110	110	109	104
Fixed assets		120	120	7 006 591	6 822 709
Capital outlays		130	130	879 647	1 208 601
Income-bearing lease investments		135	135		
Long-term financial investments		140	**140**	6 298	3 660
including: investments in subsidiaries			141		
investments in dependent companies			142	330	330
investments in other companies			143	5 875	3 237
other long-term financial investments			144	93	93
Deferred tax assets		145	145	148 235	133 263
Other non-current assets		150	150	656 625	679 231
Total for Section I		190	**190**	8 697 505	8 847 568

ASSETS	Expla-nations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
II.CURRENT ASSETS					
Inventories		210	**210**	522 801	591 320
including: raw and other materials, and other similar inventories		211	211	451 755	445 890
work in process / distribution costs		213	213	14 996	14 996
finished products and goods for reselling		214	214	12 297	11 138
goods shipped		215	215	51	51
deferred expenses		216	216	43 702	119 245
other inventories and expenses		217	217		
Value-added tax on acquired inventories		220	220	767 213	681 457
Accounts receivable (payment expected more than 12 months after the balance sheet date)		230	**230**	83 183	84 168

ASSETS	Expla-nations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
including: due from buyers and customers		231	231		
prepaid expenses			232	47 275	47 275
receivables from other debtors			233	35 908	36 893
Accounts receivable ((payment expected within 12 months after the accounting date)		240	**240**	885 424	861 679
including: due from buyers and customers		241	241	601 905	645 095
prepaid expenses			242	81 238	81 998
receivables from other debtors			243	202 281	134 586
Short-term financial investment		250	250	1 422	9
Monetary assets		260	260	129 114	418 451
Other current assets		270	270	96	152
Total for Section II		290	**290**	2 389 253	2 637 236
GRAND TOTAL (line 190 + line 290)		300	**300**	11 086 758	11 484 804

LIABILITIES	Expla-nations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
III. CAPITAL AND PROVISIONS Charter capital		410	410	2 535 006	2 535 006
Additional capital		420	420	651 765	651 652
Reserve capital		430	430	126 751	126 751
Treasury shares repurchased from shareholders		411	440		
Past retained profits / uncovered losses		470	460	1 285 991	1 286 103
Retained profits / uncovered losses for the accounting year		470	470	X	273 549
Total for Section III		490	**490**	4 599 513	4 873 061
IV. FIXED LIABILITIES Loans and credits		510	**510**	377 097	728 065
including: loans			511	317 000	317 000
credits			512	60 097	411 065
Deferred tax liabilities		515	515	151 649	170 450
Other fixed liabilities		520	520	1 902 362	1 968 759
Total for Section IV		590	**590**	2 431 108	2 867 274
V. CURRENT LIABILITIES Loans и credits		610	**610**	1 119 982	1 118 668
including: loans			611	101 490	63 192
credits			612	1 018 492	1 055 476
Accounts payable		620	**620**	2 444 488	2 144 562
including: owing to suppliers and contractors		621	621	1 689 517	1 403 228
precollected revenue		625	622	249 930	203 155
compensation owed to employees		622	623	112 070	165 031
owing to government extra-budgetary funds		623	624	29 849	42 095
taxes and levies owing		624	625	142 438	97 180
owing to other creditors		625	626	220 684	233 873
Outstanding revenue distributions due to participants (founders)		630	630	12 047	11 366
Deferred revenue		640	640	78 816	80 479
Provisions for future expenses		650	650	400 804	389 394
Other current liabilities		660	660		

ASSETS	Expla-nations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
Total for Section V		690	**690**	4 056 137	3 744 469
GRAND TOTAL (line 490 + line 590 + line 690)		700	**700**	11 086 758	11 484 804

Assets recorded on below-line accounts

Filing entry	Expla-nations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
Fixed assets taken on lease		910	901	413 594	414 476
including: those obtained by way of leasing		911	911	236 001	236 001
Inventories accepted for custody		920	902	199 302	200 474
Goods accepted for sale on a commission basis		930	903	18	8
Dues from insolvent debtors written off as losses		940	904	124 065	126 371
Collateral received to secure obligations and payments		950	905	5 969	5 969
Collateral provided to secure obligations and payments		960	906	2 332 811	2 221 078
Wear of housing stock		970	907	25 346	25 475
Wear of landscaping facilities and other like amenities		980	908		
Payments for communications services			909	151 931	144 859

Net asset value statement

Filing entry	Explanations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
Net assets			1000	4 678 329	4 953 540

Chief Executive Officer ____________ **Chief Accountant**_______

(Signature) (Signature transcript) (Signature) (Signature transcript)

[*month, date, year*]

PROFIT AND LOSS STATEMENT

			CODES
		OKUD Form No. 2	0710002
for	March 31, 2005	Date (year, month, day)	
Organization:	Dalsviaz MRK OJSC	OKPO code	
Taxpayer's identification number	2540014227	INN	
Business:		OKVED code	
Corporate structure / ownership structure:		OKOPF/OKFS code	
Quantity unit:	ths. rub.	OKEI code	384

Filing entry	Expla-nations	Indicator code	Line code	For the accounting period	For the corresponding period of the previous year
1	1a	2	2a	3	4
I. Revenue from and expenditure for regular business operations (Net) proceeds from the sale of goods, products, works, and services (less value-added tax, excises, and other similar obligatory deductions)		010	010	2 388 288	2 030 007
including: proceeds from the sale of communications services			011	2 353 306	1 997 666
Costs of goods, products, works, and services sold		020	020	(2 015 107)	(1 757 028)
including: costs of communications services			021	(2 001 604)	(1 740 310)
Profits / losses from sales (line 010 - line 020)		050	**050**	373 181	272 979
II. OPERATING REVENUE AND EXPENDITURE Interest revenue due		060	060	487	848
Interest expense payable		070	070	(57 972)	(44 286)
Revenue from equity participation in other organizations		080	080		
Other operating revenue		090	090	225 022	1 004
Other operating expenditure		100	100	(93 195)	(124 587)
III. NON-OPERATING REVENUE AND EXPENDITURE Non-operating revenue		120	120	10 277	35 846
Non-operating expenditure		130	130	(45 995)	(44 066)
Pretax profits / losses (line 050+ line 060 - line 070 + line 080 + line 090 - line 100 + line 120 - line 130)		140	**140**	411 805	97 738
Profit tax (line -151+/- line 152 +/- line 153), including:			**150**	(138 225)	(59 792)
deferred tax liabilities		142	151	(18 856)	(30 959)
deferred tax assets		141	152	(14 925)	(2 898)
Profit tax for the accounting period		150	153	(104 444)	(25 935)
Profits / losses from regular business operations (line 140 -			**160**	273 580	37 946

Filing entry	Expla-nations	Indicator code	Line code	For the accounting period	For the corresponding period of the previous year
1	1a	2	2a	3	4
line 150)					
IV. EXTRAORDINARY REVENUE AND EXPENDITURE Extraordinary revenue			170	170	4
Extraordinary expenditure			180	(201)	
Net profits (retained profits / losses) for the accounting period) (line 160 + line 170 – line 180)		190	**190**	273 549	37 950
MEMORANDUM Contingent profit tax expenditure / revenue			201	(98 826)	(23 458)
Standing tax liabilities		200	202	(39 898)	(37 627)
Standing tax assets		200	203	499	1 293

Filing entry	Expla-nations	Indicator code	Line code	For the accounting period	For the corresponding period of the previous year
1	1a	2	2a	3	4
Base profits / losses per share			301	X	X
Diluted profits / losses per share			302	X	X
*** To be completed in annual financial statements**					

Breakdown of individual categories of profits and losses

Filing entry	Indicator code	Line code	For the accounting period		The corresponding period of the preceding year	
			profits	losses	profits	losses
1	1a	2	3	4	5	6
Fines, late charges. and penalties acknowledged or which are to be recovered under judgments issued by courts of general jurisdiction or courts of state arbitration		401	1 608	(28)	990	(80)
Past profits / losses		402	3 884	(10 900)	11 236	(16 549)
Compensation for losses caused by the non-performance or improper performance of obligations		403	268	(1 437)	375	(323)
Exchange rate differentials in transactions executed in foreign currency		404	7	(23)	6 752	(5 352)
Deductions towards assessed reserves		405		(40 364)		(75 305)
Receivables and payables forgiveness		406	81	(785)	127	(714)

Chief Executive Officer ____________ (Signature) (Signature transcript)

Chief Accountant________ (Signature) (Signature transcript)

[*month, date, year*]

VIII-10

BALANCE SHEET

			CODES
		OKUD Form No. 01	**0710001**
As at	**June 30, 2005**	Date (year, month, day)	38533
Organization:	**Dalsviaz MRK OJSC**	OKPO code	**1163193**
Taxpayer's identification number	**2540014227**	INN	2540014227
Business:		OKVED code	64.20.11
Corporate structure / ownership status		OKOPF/OKFS code	**47/42**
Quantity unit:	**ths. rub.**	OKEI code	**384**
Address:			

[OKUD stands for the General Classification of Administrative Documents;
OKPO stands for the General Classification of Enterprises and Organizations;
INN stands for the taxpayer's identification number;
OKVED stands for the General Classification of Foreign Economic Activities;
OKOPF stands for the General Classification of Corporate Structures;
OKFS stands for the General Classification of Ownership Statuses;
OKEI stands for the General Classification of Quantity Units]

ASSETS	Explanations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS					
Intangible assets		110	110	109	103
Fixed assets		120	120	7 006 591	6 876 123
Capital outlays		130	130	879 647	1 162 834
Income-bearing lease investments		135	135		
Long-term financial investments		140	**140**	6 297	390 975
including: investments in subsidiaries			141		238 465
investments in dependent companies			142	330	330
investments in other companies			143	5 874	2 367
other long-term financial investments			144	93	149 813
Deferred tax assets		145	145	148 235	125 079
Other non-current assets		150	150	656 625	740 638
Total for Section I		190	**190**	8 697 504	9 295 752

ASSETS	Explanations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
II.CURRENT ASSETS					
Inventories		210	**210**	522 801	605 341
including: raw and other materials, and other similar inventories		211	211	451 755	454 216
work in process / distribution costs		213	213	14 996	15 155
finished products and goods for reselling		214	214	12 297	10 623
goods shipped		215	215	51	51
deferred expenses		216	216	43 702	125 296
other inventories and expenses		217	217		
Value-added tax on acquired inventories		220	220	767 213	677 442
Accounts receivable (payment expected more than 12 months after the balance sheet date)		230	**230**	83 183	82 669
including: due from buyers and customers		231	231		
prepaid expenses			232	47 275	47 275
receivables from other debtors			233	35 908	35 394

ASSETS	Expla-nations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
Accounts receivable ((payment expected within 12 months after the accounting date)		240	**240**	885 424	942 605
including: due from buyers and customers		241	241	601 905	642 987
prepaid expenses			242	81 238	87 782
receivables from other debtors			243	202 281	211 836
Short-term financial investment		250	250	1 422	885
Monetary assets		260	260	129 114	74 854
Other current assets		270	270	96	150
Total for Section II		290	**290**	2 389 253	2 383 946
GRAND TOTAL (line 190 + line 290)		300	**300**	11 086 757	11 679 698
LIABILITIES	**Expla-nations**	**Indicator code**	**Line code**	**At accounting period open**	**At accounting period close**
1	1a	2	2a	3	4
III. CAPITAL AND PROVISIONS Charter capital		410	410	2 535 006	2 535 006
Additional capital		420	420	651 764	649 856
Reserve capital		430	430	126 751	126 751
Treasury shares repurchased from shareholders		411	440		
Past retained profits / uncovered losses		470	460	1 285 991	1 060 683
Retained profits / uncovered losses for the accounting year		470	470	X	427 202
Total for Section III		490	**490**	4 599 512	4 799 498
IV. FIXED LIABILITIES Loans and credits		510	**510**	377 097	759 968
including: loans			511	317 000	409 000
credits			512	60 097	350 968
Deferred tax liabilities		515	515	151 649	177 359
Other fixed liabilities		520	520	1 902 362	1 683 994
Total for Section IV		590	**590**	2 431 108	2 621 321
V. CURRENT LIABILITIES Loans и credits		610	**610**	1 119 982	1 304 701
including: loans			611	101 490	154 637
credits			612	1 018 492	1 150 064
Accounts payable		620	**620**	2 444 488	2 290 542
including: owing to suppliers and contractors		621	621	1 689 517	1 494 192
precollected revenue		625	622	249 930	199 215
compensation owed to employees		622	623	112 070	147 026
owing to government extra-budgetary funds		623	624	29 849	43 296
taxes and levies owing		624	625	142 438	123 435
owing to other creditors		625	626	220 684	283 378
Outstanding revenue distributions due to participants (founders)		630	630	12 047	234 924
Deferred revenue		640	640	78 816	83 112
Provisions for future expenses		650	650	400 804	345 600
Other current liabilities		660	660		
Total for Section V		690	**690**	4 056 137	4 258 879
GRAND TOTAL (line 490 + line 590 + line 690)		700	**700**	11 086 757	11 679 698

Assets recorded on below-line accounts

Filing entry	Explanations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
Fixed assets taken on lease		910	901	413 594	311 299
including: those obtained by way of leasing		911	911	236 001	120 558
Inventories accepted for custody		920	902	199 302	9 699
Goods accepted for sale on a commission basis		930	903	18	15
Dues from insolvent debtors written off as losses		940	904	124 065	139 417
Collateral received to secure obligations and payments		950	905	5 969	188 159
Collateral provided to secure obligations and payments		960	906	2 332 811	2 449 228
Wear of housing stock		970	907	25 346	23 291
Wear of landscaping facilities and other like amenities		980	908		
Payments for communications services			909	151 931	196 212

Net asset value statement

Filing entry	Explanations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
Net assets			1000	4 678 328	4 882 610

Chief Executive Officer _____________ A.A. Alekseev (Signature) (Signature transcript)

Chief Accountant________ A.D. Kartashov (Signature) (Signature transcript)

July 29, 2005

UП ... 11

PROFIT AND LOSS STATEMENT

			CODES
		OKUD Form No. 2	0710002
for	the first six months of 2005	Date (year, month, day)	38533
Organization:	Dalsviaz MRK OJSC	OKPO code	1163193
Taxpayer's identification number	2540014227	INN	2540014227
Business:		OKVED code	64.20.11
Corporate structure / ownership structure:		OKOPF/OKFS code	47/42
Quantity unit:	ths. rub.	OKEI code	384

Filing entry	Expla-nations	Indicator code	Line code	For the accounting period	For the corresponding period of the previous year
1	1a	2	2a	3	4
I. Revenue from and expenditure for regular business operations (Net) proceeds from the sale of goods, products, works, and services (less value-added tax, excises, and other similar obligatory deductions)		010	010	4 866 959	4 123 995
including: proceeds from the sale of communications services			011	4 793 263	4 058 048
Costs of goods, products, works, and services sold		020	020	(4 089 727)	(3 628 792)
including: costs of communications services			021	(4 064 297)	(3 595 932)
Profits / losses from sales (line 010 - line 020)		050	**050**	777 232	495 203
II. OPERATING REVENUE AND EXPENDITURE Interest revenue due		060	060	4 058	1 286
Interest expense payable		070	070	(121 084)	(92 017)
Revenue from equity participation in other organizations		080	080	152	170
Other operating revenue		090	090	226 052	1 155 260
Other operating expenditure		100	100	(142 241)	(207 256)
III. NON-OPERATING REVENUE AND EXPENDITURE Non-operating revenue		120	120	30 545	60 507
Non-operating expenditure		130	130	(158 980)	(126 363)
Pretax profits / losses (line 050+ line 060 - line 070 + line 080 + line 090 - line 100 + line 120 - line 130)		140	**140**	615 734	1 286 790
Profit tax (line -151+/- line 152 +/- line 153), including:			**150**	(187 679)	(358 046)
deferred tax liabilities		142	151	(26 057)	(38 577)
deferred tax assets		141	152	(23 107)	(2 231)
Profit tax for the accounting period		150	153	(138 515)	(317 238)
Profits / losses from regular business operations (line 140 -			**160**	428 055	928 744

Filing entry	Expla-nations	Indicator code	Line code	For the accounting period	For the corresponding period of the previous year
1	1a	2	2a	3	4
line 150)					
IV. EXTRAORDINARY REVENUE AND EXPENDITURE Extraordinary revenue			170	167	32
Extraordinary expenditure			180	(1 020)	(4)
Net profits (retained profits / losses) for the accounting period) (line 160 + line 170 – line 180)		190	**190**	427 202	928 772
MEMORANDUM Contingent profit tax expenditure / revenue			201	(147 574)	(308 836)
Standing tax liabilities		200	202	(44 937)	(53 526)
Standing tax assets		200	203	4 832	4 316
Filing entry	**Expla-nations**	**Indicator code**	**Line code**	**For the accounting period**	**For the corresponding period of the previous year**
1	1a	2	2a	3	4
Base profits / losses per share			301	X	X
Diluted profits / losses per share			302	X	X
* To be completed in annual financial statements					

Breakdown of individual categories of profits and losses

Filing entry	Indicator code	Line code	For the accounting period		The corresponding period of the preceding year	
			profits	losses	profits	losses
1	1a	2	3	4	5	6
Fines, late charges. and penalties acknowledged or which are to be recovered under judgments issued by courts of general jurisdiction or courts of state arbitration		401	3 276	(98)	1 729	(228)
Past profits / losses		402	15 246	(21 540)	17 954	(25 090)
Compensation for losses caused by the non-performance or improper performance of obligations		403	883	(1 926)	594	(383)
Exchange rate differentials in transactions executed in foreign currency		404	51	(67)	12 981	(11 543)
Deductions towards assessed reserves		405		(34 130)		(94 460)
Receivables and payables forgiveness		406	4 037	(3 999)	1 151	(1 031)

Chief Executive Officer ____________ A.A. Alekseev
(Signature) (Signature transcript)

Chief Accountant________ A.D. Kartashov
(Signature) (Signature transcript)

July 29, 2005

ЛП. - 12

Unaudited
Consolidated Financial Statements

For 6 months ended on June 30, 2005

DALSVIAZ OJSC
Unaudited Consolidated Balance Sheet as of June 30, 2005
(in thousands rubles)

	Пр.	June 30, 2005	December 31, 2004 (audited)
ASSETS			
Non-Current Assets			
Fixed assets	2	10,419,563	10,144,826
Intangible assets	3	656,650	532,364
Financial investments in associated companies	5	26,410	26,303
Long-term financial investments	6	3,234	3,486
Long-term loans issued to personnel, and other financial assets	7	35,625	25,305
Long-term advances issued		206,033	137,748
Total Non-Current Assets		**11,347,515**	**10,870,032**
Current Assets			
Inventories	8	417,293	436,563
Accounts receivable	9	665,467	632,049
Current profit tax assets		135,373	126,249
Short-term financial investments	6	895	223,422
Other current assets	10	602,747	550,208
Cash and cash equivalents	11	78,539	129,210
Total current assets		**1,900,314**	**2,097,701**
Total assets		**13,247,829**	**12,967,733**
EQUITY CAPITAL AND LIABILITIES			
Preference shares	12	1,081,053	1,081,053
Ordinary shares	12	3,284,653	3,284,653
Changes in fair value of financial investments for sale		2,683,	158,829
Additional capital, retained profits and other provisions		2,104,471	2,165,392
Total, equity capital attributable to shareholders in the parent company of the group		**6,472,860**	**6,689,927**
Minority interest		**7,371**	**0**
Total equity capital		**6,480,231**	**6,689,927**
Fixed liabilities			
Long-term loans and credits	13	808,652	513,219
Long-term financial lease liabilities		1,035,852	1,064,534
Long-term profit tax payables		1,784	1,899
Long-term tax and social security payables		4,913	6,428
Pension liabilities		255,965	231,000
Deferred revenue		99,380	100,554
Deferred profit tax liabilities		694,698	736,842
Other fixed liabilities		18,740	18,740
Total fixed liabilities		**2,919,984**	**2,673,216**
Current liabilities			
Accounts payable, accrued liabilities and advances received	14	1,281,984	1,462,204
Accounts payable owing to OAO "Rostelecom"		86,028	82,167
Current profit tax payables		142	164
Tax and social security payables	15	340,920	329,852
Dividends payable		234,924	12,047
Short-term loans and credits	13	199,912	120,373
Share of short-term loans and credits repayable within 12 months	13	1,342,642	1,238,521

Short-term portion of liabilities under financial lease agreements	345,062	343,262
Provisions	16,000	16,000
Total current liabilities	**3,847,614**	**3,604,590**
Total liabilities	**6,767,598**	**6,277,806**
Total equity capital and liabilities	**13,247,829**	**12,967,733**

General Director ____________ A.A. Alekseev Chief Accountant_______ A.D. Kartashov

The attached notes are an integral part of these consolidated statements

Ш(-13

DALSVIAZ OJSC

Unaudited Consolidated Profit and Loss Statement

For first 6 months of 2005

(in thousands rubles)

	Пр.	6 months of 2005	2004 (unaudited)
Revenue	16	4 955 124	8 933 554
Salaries and wages, other allowances and social benefits		(1,985,908)	(3,776,030)
Depreciation and amortization		(587,102)	(915,289)
Materials, repair and maintenance, public utilities		(426,047)	(871,787)
Taxes, other than profit tax		(86,953)	(144,943)
Costs of communication services provided by Russian companies		(883,866)	(1,611,463)
Costs of provisions for doubtful debts		(37,471)	(121,633)
Losses from fixed asset retirement		(32,580)	(25,163)
Other operating expenditure	17	(534,598)	(893,719)
Operating Profits		**380,599**	**573,527**
Revenue from equity participation in associated companies		108	232,843
Interest expenses, net		(261,477)	(283,338)
Revenue from the sale of financial investments		208,462	584,215
Profits / (losses) from exchange rate differentials resulting from foreign currency adjustments, net		(8,930)	7,070
Pretax profits		**318,762**	**1,114,317**
Profit tax		**(152,466)**	**(358,250)**
Profits for the accounting period		**166,296**	**756,067**
Profits attributable to shareholders in the parent company of the group		166,296	0
Profits attributable to minority shareholders in subsidiary companies		0	0
Profits / losses for the accounting period		**166,296**	**756,067**

General Director ____________ A.A. Alekseev Chief Accountant________ A.D. Kartashov

BALANCE SHEET

			CODES
		OKUD Form No. 01	0710001
As at	September 30, 2005	Date (year, month, day)	25/10/2005
Organization:	Dalsviaz MRK OJSC	OKPO code	1163193
Taxpayer's identification number	2540014227	INN	2540014227
Business:	Telecommunications	OKVED code	710001
Corporate structure / ownership status	Open joint stock company/mixed	OKOPF/OKFS code	47/42
Quantity unit:	ths. rub.	OKEI code	384
Address:	57 Svetlanskaya street, Vladivostok		

[OKUD stands for the General Classification of Administrative Documents;
OKPO stands for the General Classification of Enterprises and Organizations;
INN stands for the taxpayer's identification number;
OKVED stands for the General Classification of Foreign Economic Activities;
OKOPF stands for the General Classification of Corporate Structures;
OKFS stands for the General Classification of Ownership Statuses;
OKEI stands for the General Classification of Quantity Units]

Approval date	
Submission / filing date	

ASSETS	Explanations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS					
Intangible assets		110	110	109	93
Fixed assets		120	120	7 006 591	6 907 535
Capital outlays		130	130	879 647	1 211 366
Income-bearing lease investments		135	135		
Long-term financial investments		140	**140**	6 297	388 795
including: investments in subsidiaries			141		278 480
investments in dependent companies			142	330	330
investments in other companies			143	5 874	6 939
other long-term financial investments			144	93	103 046
Deferred tax assets		145	145	148 235	106 335
Other non-current assets		150	150	656 626	812 720
Total for Section I		190	**190**	8 697 505	9 426 844

ASSETS	Explanations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
II.CURRENT ASSETS					
Inventories		210	**210**	522 801	616 293
including: raw and other materials, and other similar inventories		211	211	451 755	482 793
work in process / distribution costs		213	213	14 996	15 013
finished products and goods for reselling		214	214	12 297	10 086
goods shipped		215	215	51	55
deferred expenses		216	216	43 702	108 346
other inventories and expenses		217	217		
Value-added tax on acquired inventories		220	220	767 213	636 714
Accounts receivable (payment expected more than 12 months after the balance sheet date)		230	**230**	83 183	83 005

ASSETS	Explanations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
including: due from buyers and customers		231	231		272
prepaid expenses			232	47 275	47 275
receivables from other debtors			233	35 908	35 458
Accounts receivable ((payment expected within 12 months after the accounting date)		240	**240**	885 424	836 727
including: due from buyers and customers		241	241	601 905	638 729
prepaid expenses			242	81 238	84 809
receivables from other debtors			243	202 281	113 189
Short-term financial investment		250	250	1 422	37 580
Monetary assets		260	260	129 114	71 249
Other current assets		270	270	96	95
Total for Section II		290	**290**	2 389 253	2 281 663
GRAND TOTAL (line 190 + line 290)		300	**300**	11 086 758	11 708 507

LIABILITIES	Explanations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
III. CAPITAL AND PROVISIONS Charter capital		410	410	2 535 006	2 535 006
Additional capital		420	420	651 765	649 589
Reserve capital		430	430	126 751	126 751
Treasury shares repurchased from shareholders		411	440		
Past retained profits / uncovered losses		470	460	1 285 991	1 060 948
Retained profits / uncovered losses for the accounting year		470	470	X	717 193
Total for Section III		490	**490**	4 599 513	5 089 487
IV. FIXED LIABILITIES Loans and credits		510	**510**	377 097	409 000
including: loans			511	317 000	409 000
credits			512	60 097	
Deferred tax liabilities		515	515	151 649	185 953
Other fixed liabilities		520	520	1 902 362	1 527 443
Total for Section IV		590	**590**	2 431 108	2 122 396
V. CURRENT LIABILITIES Loans и credits		610	**610**	1 119 982	1 867 527
including: loans			611	101 490	328 689
credits			612	1 018 492	1 538 838
Accounts payable		620	**620**	2 444 488	2 174 498
including: owing to suppliers and contractors		621	621	1 689 517	1 340 484
precollected revenue		625	622	249 930	213 580
compensation owed to employees		622	623	112 070	131 455
owing to government extra-budgetary funds		623	624	29 849	37 832
taxes and levies owing		624	625	142 438	132 427
owing to other creditors		625	626	220 684	318 720
Outstanding revenue distributions due to participants (founders)		630	630	12 047	98 350
Deferred revenue		640	640	78 816	83 313
Provisions for future expenses		650	650	400 804	272 936
Other current liabilities		660	660		

ASSETS	Expla-nations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
Total for Section V		690	**690**	4 056 137	4 496 624
GRAND TOTAL (line 490 + line 590 + line 690)		700	**700**	11 086 758	11 708 507

Assets recorded on below-line accounts

Filing entry	Expla-nations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
Fixed assets taken on lease		910	901	413 594	311 745
including: those obtained by way of leasing		911	911	236 001	120 558
Inventories accepted for custody		920	902	199 302	10 030
Goods accepted for sale on a commission basis		930	903	18	16
Dues from insolvent debtors written off as losses		940	904	124 065	139 112
Collateral received to secure obligations and payments		950	905	5 969	219 558
Collateral provided to secure obligations and payments		960	906	2 332 811	2 418 109
Wear of housing stock		970	907	25 346	23 135
Wear of landscaping facilities and other like amenities		980	908		
Payments for communications services			909	151 931	236 804

Net asset value statement

Filing entry	Explanations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
Net assets			1000	4 678 329	5 172 800

Chief Executive Officer _____________ A.A. Alekseev
(Signature) (Signature transcript)

Chief Accountant________ A.D. Kartashov
(Signature) (Signature transcript)

[*month, date, year*]

ÜЙ -15

PROFIT AND LOSS STATEMENT

			CODES
		OKUD Form No. 2	0710002
for	the first nine months of 2005	Date (year, month, day)	25/10/2005
Organization:	Dalsviaz MRK OJSC	OKPO code	1163193
Taxpayer's identification number	2540014227	INN	2540014227
Business:	Telecommunications	OKVED code	710001
Corporate structure / ownership structure:	Open joint stock company/mixed	OKOPF/OKFS code	47/42
Quantity unit:	ths. rub.	OKEI code	384

Filing entry	Expla-nations	Indicator code	Line code	For the accounting period	For the corresponding period of the previous year
1	1a	2	2a	3	4
I. Revenue from and expenditure for regular business operations (Net) proceeds from the sale of goods, products, works, and services (less value-added tax, excises, and other similar obligatory deductions)		010	010	7 454 359	6 338 702
including: proceeds from the sale of communications services			011	7 341 426	6 242 283
Costs of goods, products, works, and services sold		020	020	(6 094 221)	(5 391 815)
including: costs of communications services			021	(6 056 471)	(5 344 854)
Profits / losses from sales (line 010 - line 020)		050	**050**	1 360 138	946 887
II. OPERATING REVENUE AND EXPENDITURE Interest revenue due		060	060	9 486	2 148
Interest expense payable		070	070	(191 803)	(137 912)
Revenue from equity participation in other organizations		080	080	268	10 119
Other operating revenue		090	090	228 445	1 160 779
Other operating expenditure		100	100	(210 709)	(334 334)
III. NON-OPERATING REVENUE AND EXPENDITURE Non-operating revenue		120	120	60 665	78 301
Non-operating expenditure		130	130	(236 787)	(244 779)
Pretax profits / losses (line 050+ line 060 - line 070 + line 080 + line 090 - line 100 + line 120 - line 130)		140	**140**	1 019 703	1 481 209
Profit tax (line -151+/- line 152 +/- line 153), including:			**150**	(301 735)	(418 125)
deferred tax liabilities		142	151	(34 641)	(51 951)
deferred tax assets		141	152	(40 000)	11 602
Profit tax for the accounting period		150	153	(227 094)	(377 776)
Profits / losses from regular business operations (line 140 -			**160**	717 968	1 063 084

Filing entry	Expla-nations	Indicator code	Line code	For the accounting period	For the corresponding period of the previous year
1	1a	2	2a	3	4
line 150)					
IV. EXTRAORDINARY REVENUE AND EXPENDITURE Extraordinary revenue			170	46	361
Extraordinary expenditure			180	(821)	(1 220)
Net profits (retained profits / losses) for the accounting period) (line 160 + line 170 – line 180)		190	**190**	717 193	1 062 225
MEMORANDUM Contingent profit tax expenditure / revenue			201	(244 543)	(359 918)
Standing tax liabilities		200	202	(68 420)	(66 326)
Standing tax assets		200	203	11 228	8 119

Filing entry	Expla-nations	Indicator code	Line code	For the accounting period	For the corresponding period of the previous year
1	1a	2	2a	3	4
Base profits / losses per share			301	X	X
Diluted profits / losses per share			302	X	X
*** To be completed in annual financial statements**					

Breakdown of individual categories of profits and losses

Filing entry	Indicator code	Line code	For the accounting period		The corresponding period of the preceding year	
			profits	losses	profits	losses
1	1a	2	3	4	5	6
Fines, late charges. and penalties acknowledged or which are to be recovered under judgments issued by courts of general jurisdiction or courts of state arbitration		401	4 546	(162)	2 752	(378)
Past profits / losses		402	31 804	(31 927)	21 481	(27 631)
Compensation for losses caused by the non-performance or improper performance of obligations		403	1 735	(2 522)	1 540	(522)
Exchange rate differentials in transactions executed in foreign currency		404	54	(101)	16 149	(14 578)
Deductions towards assessed reserves		405		(54 868)		(145 271)
Receivables and payables forgiveness		406	4 409	(6 380)	1 930	(2 493)

Chief Executive Officer ____________ A.A. Alekseev **Chief Accountant**________ A.D. Kartashov

(Signature) (Signature transcript) (Signature) (Signature transcript)

[*month, date, year*]

ПП-16

BALANCE SHEET

			CODES
		OKUD Form No. 01	0710001
As at	December 31, 2005	Date (year, month, day)	30/03/2006
Organization:	Dalsviaz MRK OJSC	OKPO code	01163193
Taxpayer's identification number	2540014227	INN	2540014227
Business:	Telecommunication services	OKVED code	05401364000
Corporate structure / ownership status	mixed	OKOPF/OKFS code	49
Quantity unit:	ths. rub.	OKEI code	384
Address:	57 Svetlanskaya Street, Vladivostok 690950		

RECEIVED 2007 JAN 19 A 10: 16 OFFICE OF INTERNATIONAL CORPORATE FINANCE

[OKUD stands for the General Classification of Administrative Documents;
OKPO stands for the General Classification of Enterprises and Organizations;
INN stands for the taxpayer's identification number;
OKVED stands for the General Classification of Foreign Economic Activities;
OKOPF stands for the General Classification of Corporate Structures;
OKFS stands for the General Classification of Ownership Statuses;
OKEI stands for the General Classification of Quantity Units]

Approval date	
Submission / filing date	

ASSETS	Explanations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS					
Intangible assets		110	110	109	87
Fixed assets	6.1	120	120	7 006 591	7 619 123
Capital outlays	6.2	130	130	879 647	714 829
Income-bearing lease investments		135	135		
Long-term financial investments	6.3	140	**140**	6 298	364 173
including: investments in subsidiaries			141		278 480
investments in dependent companies			142	330	330
investments in other companies			143	5 875	6 974
other long-term financial investments			144	93	78 389
Deferred tax assets	6.4	145	145	148 235	129 501
Other non-current assets	6.5	150	150	703 900	856 690
Total for Section I		190	**190**	8 744 780	9 684 403

ASSETS	Explanations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
II.CURRENT ASSETS Inventories		210	**210**	522 801	496 912
including: raw and other materials, and other similar inventories		211	211	451 755	405 166
work in process / distribution costs		213	213	14 996	4 481
finished products and goods for reselling		214	214	12 297	8 215
goods shipped		215	215	51	100
deferred expenses		216	216	43 702	78 950
other inventories and expenses		217	217		
Value-added tax on acquired inventories		220	220	767 213	637 281
Accounts receivable (payment expected more than 12 months after the balance sheet date)		230	**230**	35 908	41 488
including:	6.7	231	231		

ASSETS	Explanations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
due from buyers and customers					609
prepaid expenses			232		
receivables from other debtors			233	35 908	40 879
Accounts receivable ((payment expected within 12 months after the accounting date)		240	**240**	885 424	986 435
including: due from buyers and customers	6.8	241	241	601 905	802 782
prepaid expenses			242	81 238	91 363
receivables from other debtors	6.9		243	202 281	92 290
Short-term financial investment	6.3	250	250	1 422	64 996
Monetary assets		260	260	129 114	145 750
Other current assets		270	270	96	94
Total for Section II		290	**290**	2 341 978	2 372 956
GRAND TOTAL (line 190 + line 290)		300	**300**	11 086 758	12 057 359

LIABILITIES	Explanations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
III. CAPITAL AND PROVISIONS Charter capital	6.10	410	410	2 535 006	2 535 006
Additional capital		420	420	651 765	634 836
Reserve capital		430	430	126 751	126 751
Treasury shares repurchased from shareholders	6.11	411	440		
Past retained profits / uncovered losses		470	460	1 285 991	1 075 702
Retained profits / uncovered losses for the accounting year		470	470	X	851 979
Total for Section III		490	**490**	4 599 513	5 224 274
IV. FIXED LIABILITIES Loans and credits	6.14	510	**510**	377 097	631 000
including: loans			511	317 000	631 000
credits			512	60 097	
Deferred tax liabilities	6.15	515	515	151 649	204 363
Other fixed liabilities	6.16	520	520	1 902 362	1 356 624
Total for Section IV		590	**590**	2 431 108	2 191 987
V. CURRENT LIABILITIES Loans и credits	6.14	610	**610**	1 119 982	1 875 775
including: loans			611	101 490	448 683
credits			612	1 018 492	1 427 092
Accounts payable	6.17	620	**620**	2 444 488	2 024 525
including: owing to suppliers and contractors		621	621	1 689 517	1 159 364
precollected revenue		625	622	249 930	269 028
compensation owed to employees		622	623	112 070	78 905
owing to government extra-budgetary funds		623	624	29 849	41 119
taxes and levies owing		624	625	142 438	221 393
owing to other creditors		625	626	220 684	254 716
Outstanding revenue distributions due to participants (founders)		630	630	12 047	15 819
Deferred revenue	6.18	640	640	78 816	86 607
Provisions for future expenses		650	650	374 943	570 907
Other current liabilities		660	660	25 861	67 465
Total for Section V		690	**690**	4 056 137	4 641 098

ASSETS	Expla-nations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
GRAND TOTAL (line 490 + line 590 + line 690)		700	700	11 086 758	12 057 359

Assets recorded on below-line accounts

Filing entry	Expla-nations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
Fixed assets taken on lease		910	901	413 594	286 241
including: those obtained by way of leasing		911	911	236 001	120 558
Inventories accepted for custody		920	902	199 302	50 694
Goods accepted for sale on a commission basis		930	903	18	177
Dues from insolvent debtors written off as losses		940	904	124 065	219 054
Collateral received to secure obligations and payments		950	905	5 969	201 537
Collateral provided to secure obligations and payments		960	906	2 332 811	2 670 907
Wear of housing stock		970	907	25 346	20 825
Wear of landscaping facilities and other like amenities		980	908		
Payments for communications services			909	151 931	273 628

Net asset value statement

Filing entry	Explanations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
Net assets			1000	4 678 329	5 310 881

Chief Executive Officer ____________ A.A. Alekseev
(Signature) (Signature transcript)

Chief Accountant________ E.V. Sidorova
(Signature) (Signature transcript)

March 30, 2006

VIII-17

PROFIT AND LOSS STATEMENT

			CODES
		OKUD Form No. 2	0710002
		Date (year, month, day)	30/03/2006
for	2005		
Organization:	Dalsviaz MRK OJSC	OKPO code	01163193
Taxpayer's identification number	2540014227	INN	2540014227
Business:	Telecommunication services	OKVED code	05401364000
Corporate structure / ownership structure:	mixed	OKOPF/OKFS code	49
Quantity unit:	ths. rub.	OKEI code	384

Filing entry	Explanations	Indicator code	Line code	For the accounting period	For the corresponding period of the previous year
1	1a	2	2a	3	4
I. Revenue from and expenditure for regular business operations					
(Net) proceeds from the sale of goods, products, works, and services (less value-added tax, excises, and other similar obligatory deductions)	7.1	010	010	10 512 736	8 938 445
including: proceeds from the sale of communications services			011	10 351 850	8 779 402
Costs of goods, products, works, and services sold	7.2	020	020	(8 799 053)	(7 750 610)
including: costs of communications services			021	(8 743 704)	(7 656 439)
Profits / losses from sales (line 010 - line 020)		050	**050**	1 713 683	1 187 835
II. OPERATING REVENUE AND EXPENDITURE					
Interest revenue due		060	060	17 361	2 608
Interest expense payable		070	070	(261 916)	(187 870)
Revenue from equity participation in other organizations		080	080	268	10 700
Other operating revenue	7.3	090	090	340 364	1 183 693
Other operating expenditure	7.3	100	100	(328 070)	(390 876)
III. NON-OPERATING REVENUE AND EXPENDITURE					
Non-operating revenue	7.4	120	120	117 008	96 479
Non-operating expenditure	7.4	130	130	(329 880)	(285 745)
Pretax profits / losses (line 050+ line 060 - line 070 + line 080 + line 090 - line 100 + line 120 - line 130)		140	**140**	1 268 818	1 616 824
Profit tax (line -151+/- line 152 +/- line 153), including:	7.6		**150**	(415 814)	(471 496)
deferred tax liabilities		142	151	(58 033)	(60 529)
deferred tax assets		141	152	14 340	86 187
Profit tax for the accounting period		150	153	(372 121)	(497 154)
Profits / losses from regular business operations (line 140 - line 150)			**160**	853 004	1 145 328

Filing entry	Explanations	Indicator code	Line code	For the accounting period	For the corresponding period of the previous year
1	1a	2	2a	3	4
IV. EXTRAORDINARY REVENUE AND EXPENDITURE Extraordinary revenue	7.5		170	46	546
Extraordinary expenditure	7.5		180	(1 071)	(1 685)
Net profits (retained profits / losses) for the accounting period) (line 160 + line 170 – line 180)	7.7	190	**190**	851 979	1 144 189
MEMORANDUM Contingent profit tax expenditure / revenue			201	(304 271)	(387 856)
Standing tax liabilities		200	202	(126 827)	(93 729)
Standing tax assets		200	203	15 284	10 089

Filing entry	Explanations	Indicator code	Line code	For the accounting period	For the corresponding period of the previous year
1	1a	2	2a	3	4
Base profits / losses per share	7.8		301	8,03600	10,79400
Diluted profits / losses per share			302		
* To be completed in annual financial statements					

Breakdown of individual categories of profits and losses

Filing entry	Indicator code	Line code	For the accounting period		The corresponding period of the preceding year	
			profits	losses	profits	losses
1	1a	2	3	4	5	6
Fines, late charges. and penalties acknowledged or which are to be recovered under judgments issued by courts of general jurisdiction or courts of state arbitration	7.4	401	5 789	(192)	3 867	(530)
Past profits / losses	7.4	402	45 517	(67 572)	23 588	(33 185)
Compensation for losses caused by the non-performance or improper performance of obligations	7.4	403	23 176	(2 736)	2 064	(24 580)
Exchange rate differentials in transactions executed in foreign currency	7.4	404	61	(105)	21 131	(19 575)
Deductions towards assessed reserves	7.4	405	93 430			(126 643)
Receivables and payables forgiveness	7.4	406	7 303	(15 846)	7 844	(9 813)

Chief Executive Officer ____________ A.A. Alekseev
(Signature) (Signature transcript)

Chief Accountant_______ E.V. Sidorova
(Signature) (Signature transcript)

March 30, 2006

CAPITAL FLOW STATEMENT

			CODES
		OKUD Form No. 03	0710003
For	2005	Date (year, month, day)	30/03/2006
Organization:	Dalsviaz MRK OJSC	OKPO code	01163193
Taxpayer's identification number	2540014227	INN	52540014227
Business:	Telecommunication services	OKVED code	05401364000
Corporate structure / ownership structure:	mixed	OKOPF/OKFS code	49
Quantity unit:	ths. rub.	OKEI code	384

1. capital flows

Filing entry	Indi-cator code	Line code	Charter capital	Additional capital	Reserve capital	Retained profits / uncovered losses	Total
1	1a	2	3	4	5	6	7
Balance as at December 31, 2003		**100**	1 267 503	969 859	68 375	1 285 711	3 591 448
2004 Changes to accounting policy		101	x	x	x	(57 432)	(57 432)
Fixed asset revaluation gains / losses		102	x		x		
Other		103	x		x		
Balance as at January 1, 2004		**104**	1 267 503	969 859	68 375	1 228 279	3 534 016
Changes to capital headings		**200**	1 267 503	(318 797)	58 376	75 257	1 082 339
Foreign currency translation gains / losses		201	x		x	x	
Net profits / losses for the accounting year		202	x	x	x	1 144 189	1 144 189
Dividends		203	x	x	x	(60 986)	(60 986)
Deductions towards contingency funds		204	x	x	58 376	(58 376)	
Additional share offering at the expense of the company's own sources		205			x		
Increase in the nominal value of shares		206	1 267 503	(307 874)	x	(959 629)	
Capital flows upon the retirement of fixed assets		207	x	(10 923)	x	10 923	
Other		208				(864)	(864)
Capital gains through:		**210**		864			864
additional share offering at shareholder expense		211			x	x	
company restructuring		212					
Other		213		864			864
Capital losses through:		**220**		(161)		(17 545)	(17 706)
decrease in the number of shares		221		x	x		
decrease in the nominal value of shares		222		x	x	x	
company restructuring		223					
Other		224		(161)		(17 545)	(17 706)
Balance as at December 31, 2004		**300**	2 535 006	651 765	126 751	1 285 991	4 599 513
2005 Changes to accounting policy		301	x	x	x		

Filing entry	Indicator code	Line code	Charter capital	Additional capital	Reserve capital	Retained profits / uncovered losses	Total
1	1a	2	3	4	5	6	7
Fixed asset revaluation gains / losses		302	X		X		
Other		303	X		X		
Balance as at January 1, 2005	**100**	**304**	2 535 006	651 765	126 751	1 285 991	4 599 513
Changes to capital headings		**400**		(16 929)		641 690	624 761
Foreign currency translation gains / losses		401	X		X	X	
Net profits / losses for the accounting year		402	X	X	X	851 979	851 979
Dividends		403	X	X	X	(227 218)	(227 218)
Deductions towards contingency funds	110	404	X	X			
Additional share offering at the expense of the company's own sources	121	405			X		
Increase in the nominal value of shares	122	406			X		
Capital flows upon the retirement of fixed assets		407	X	(16 929)	X	16 929	
Other		408					
Capital gains through:		**410**					
additional share offering at shareholder expense	121	411			X	X	
Company restructuring	123	412					
Other		413					
Capital losses through:		**420**					
decrease in the number of shares	132	421		X	X		
decrease in the nominal value of shares	131	422		X	X	X	
company restructuring	133	423					
Other		424					
Balance as at December 31, 2005	**140**	**500**	2 535 006	634 836	126 751	1 927 681	5 224 274

2. Provisions

Filing entry	Indicator code	Line code	Balance at year open	Received	Spent/ restored	Balance at year open
1	1a	2	3	4	5	6
Provisions made under legislation:						
Contingency fund data for 2004		601	63 375	58 376		121 751
data for 2005		602	121 751			121 751
Provisions made under constituent documents:						
Employee stock option plan data for 2004		603	5 000			5 000
data for 2005		604	5 000			5 000
Assessed reserves:						
Provisions for doubtful debts data for 2004		605	340 065	399 995	(302 173)	437 887
data for 2005		606	437 887	175 223	(369 286)	243 824

Filing entry	Indicator code	Line code	Balance at year open	Received	Spent/ restored	Balance at year open
1	1a	2	3	4	5	6
Financial investment depreciation provisions						
data for 2004		607	538	149	(510)	177
data for 2005		608	177			177
Inventory depreciation provisions						
data for 2004		609				
data for 2005		610				
Provisions for future expenses:						
data for 2004		611	71 617	806 230	(502 904)	374 943
data for 2005		612	374 943	806 663	(610 699)	570 907
Provisions for contingent obligations						
data for 2004		613		25 861		25 861
data for 2005		614	25 861	67 465	(25 861)	67 465

Chief Executive Officer _____________ A.A. Alekseev (Signature) (Signature transcript)

Chief Accountant________ E.V. Sidorova (Signature) (Signature transcript)

March 30, 2006

VIII. 19

CASH FLOW STATEMENT

			CODES
		OKUD Form No. 04	**0710004**
for	**2005**	Date (year, month, day)	30/03/2006
Organization:	**Dalsviaz MRK OJSC**	OKPO code	**01163193**
Taxpayer's identification number	**2540014227**	INN	2540014227
Business:	**Telecommunication services**	OKVED code	05401364000
Corporate structure / ownership status:	**mixed**	OKOPF/OKFS code	**49**
Quantity unit:	**ths. rub.**	OKEI code	**384**

Filing entry	Indicator code	Line code	For the accounting year	For the corresponding period of the previous year
1	1a	2	3	4
CASH BALANCE AS OF THE BEGINNING OF THE ACCOUNTING YEAR		**010**	129 114	139 959
CURRENT OPERATIONS Cash receipts from current operations		**020**	13 615 450	9 750 107
Receipts from buyers and customers		021	12 702 761	9 029 387
other revenue		022	912 689	720 720
Cash allocations:		**030**	(11 448 888)	(9 250 292)
to pay for goods, works, services, raw materials, and other current assets purchased	150	031	(3 403 045)	(3 282 696)
to pay employees	160	032	(2 858 697)	(2 384 593)
to pay interest	170	033	(223 012)	(176 683)
to pay taxes and levies	180	034	(2 431 655)	(2 661 025)
to cover other expenses		035	(2 532 479)	(745 295)
Net cash results of current operations		**040**	2 166 562	499 815
INVESTMENTS Cash receipts from investments		**050**	280 824	1 174 606
proceeds from the sale of fixed assets and other non-current assets	210	051	10 374	1 045
proceeds from the redemption and sale of securities and from the sale of ownership interests, equities, and other financial acquisitions	220	052	222 910	1 159 044
dividends and other revenue from equity participation in other companies	230	053	268	10 700
interest receipts	240	054	15 179	1 721
receipts from the repayment of loans provided to other companies	250	055	24 316	
other revenue from investments		056	7 777	2 096
Cash allocations:		**060**	(2 371 946)	(1 455 362)
to purchase and create fixed assets and other non-current assets	290	061	(1 918 308)	(1 453 577)
to buy shares, ownership interests, and equities	280	062	(283 365)	(1 190)
to buy debt securities and make other financial acquisitions	300	063		
to provide loans to other companies	310	064	(166 732)	
to cover other investment expenditure		065	(3 541)	(595)

Filing entry	Indicator code	Line code	For the accounting year	For the corresponding period of the previous year
1	1a	2	3	4
Net cash results of investments	**340**	**070**	(2 091 122)	(280 756)
FINANCIAL OPERATIONS Cash receipts from financial operations		**080**	1 717 910	1 188 968
loans and credits obtained		081	1 715 474	1 188 308
other revenue from financial operations		082	2 436	660
Cash allocations:		**090**	(1 776 714)	(1 418 872)
to repay loans and credits (net of interest)		091	(763 474)	(835 308)
to discharge financial leasing obligations		092	(815 723)	(529 707)
to pay dividends	170	093	(197 517)	(53 857)
to cover other financial operations expenditure		094		
Net cash results of financial operations		**100**	(58 804)	(229 904)
Net cash gain / loss		**110**	16 636	(10 845)
CASH BALANCE AS AT THE END OF THE ACCOUNTING PERIOD		**120**	145 750	129 114
Impact of exchange rate differentials		130		

Chief Executive Officer ____________ A.A. Alekseev
(Signature) (Signature transcript)

Chief Accountant________ E.V. Sidorova
(Signature) (Signature transcript)

March 30, 2006

ANNEX TO THE BALANCE SHEET

			CODES
		OKUD Form No. 5	0710005
As at	December 31, 2005	Date (year, month, day)	30/03/2006
Organization:	Dalsviaz MRK OJSC	OKPO code	01163193
Taxpayer's identification number	2540014227	INN	2540014227
Business:	Telecommunication services	OKVED code	05401364000
Corporate structure / ownership structure:	mixed	OKOPF/OKFS code	49
Quantity unit:	ths. rub.	OKEI code	384

1. Intangible assets

Filing entry	Indicator code	Line code	At accounting year open	Received	Retired	At accounting year close
1	1a	2	3	4	5	6
Intellectual property (exclusive rights in IP assets)	010	**101**	249			249
including: patent rights in inventions, industrial designs, and utility models	011	102				
rights in computer programs and databases	012	103	173			173
rights in trademarks, services marks, and appellations of origin	014	104	47			47
miscellaneous rights	015	105	29			29
Other	040	106				
Total		**110**	249			249

Filing entry	Indicator code	Line code	At accounting year open	At accounting year close
1	1a	2	3	4
Depreciation of intangible assets, total	050	**120**	140	162
including: y patent rights in inventions, industrial designs, and utility models		121		
rights in computer programs and databases		122	108	125
rights in trademarks, services marks, and appellations of origin		123	3	8
other rights		124	29	29

2. Fixed assets

Filing entry	Indicator code	Line code	At accounting year open	Received	Retired	At accounting year close
1	1a	2	3	4	5	6
Buildings		201	1 156 498	87 002	(19 434)	1 224 066
Structures and conveyance facilities		202	2 743 458	557 863	(54 768)	3 246 553
Machinery and equipment		203	6 175 115	1 096 254	(178 677)	7 092 692

Filing entry	Indicator code	Line code	At accounting year open	Received	Retired	At accounting year close
1	1a	2	3	4	5	6
Motor vehicles		204	134 988	3 910	(8 370)	130 528
Computer hardware and office equipment		205	544 321	58 292	(4 926)	597 687
Housing		206	56 353	4 447	(7 851)	52 949
Land plots and natural assets		207	4 610	2 980		7 590
Other fixed assets		208	145 570	17 569	(4 394)	158 745
Total		**210**	10 960 913	1 828 317	(278 420)	12 510 810

Filing entry	Indicator code	Line code	At accounting year open	At accounting year close
1	1a	2	3	4
Depreciation of fixed assets, total	140	**220**	3 954 322	4 891 687
including: buildings		221	372 607	379 871
structures and conveyance facilities		222	1 287 947	1 342 599
machinery and equipment		223	1 878 682	2 622 076
motor vehicles		224	79 450	84 341
computer hardware and office equipment		225	226 876	336 434
other fixed assets		226	108 760	126 366
Fixed assets from line 210 leased out, total		**230**	28 466	61 288
including: buildings		231	19 537	52 970
structures and conveyance facilities		232	136	5
machinery and equipment		233	942	8 159
motor vehicles		234	5 291	23
other fixed assets		235	2 560	131
Fixed assets from line 210 in mothballs, total		240	9 191	4 601

MEMORANDUM	Indicator code	Line code	At accounting year open	At accounting year close
1	1a	2	3	4
Fixed asset revaluation results:		**250**		X
initial / replacement value	171	251		X
depreciation	172	252		X
Fixed assets obtained on lease, total		**260**	413 594	286 241
including: buildings		261	72 418	65 000
structures and conveyance facilities		262	4 865	1 351
machinery and equipment		263	336 311	219 890
motor vehicles		264		
other fixed assets		265		
Real property in operation after being included among fixed assets prior to the registration of title		270	157 631	262 620

3. Income-bearing lease investments

Filing entry	Indicator code	Line code	At accounting year open	Received	Retired	At accounting year close
1	1a	2	3	4	5	6
Assets for financial leasing		301				
Assets for rentals		302				
Other		303				

Filing entry	Indicator code	Line code	At accounting year open	Received	Retired	At accounting year close
1	1a	2	3	4	5	6
Total		310				

Filing entry	Indicator code	Line code	At accounting year open	At accounting year close
1	1a	2	3	4
Depreciation of income-bearing lease investments		311		

4. Research, development, experimental design, and technological project costs

Works	Indicator code	Line code	At accounting year open	Received	Written off	At accounting year close
1	1a	2	3	4	5	6
Completed R&D projects having yielded results which are used to meet the company's production or management needs	310	400				

MEMORANDUM	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	3	4
Costs of research, development, experimental design, and technological projects still in progress	320	401		

MEMORANDUM	Indicator code	Line code	For the accounting period	For the corresponding period in the previous year
1	1a	2	3	4
Costs included among expenses on regular operations		402		
Unproductive research, development, experimental design, and technological project costs included among non-operating expenditure		403		

5. Financial investments

Filing entry	Indicator code	Line code	Long-term investments		Short-term investments	
			At accounting year open	At accounting period close	At accounting year open	At accounting period close
1	1a	2	3	4	5	6
Capital contributions to other companies, total	510	501	6 205	285 784		
including: subsidiary and dependent business companies	511	502	330	278 810		
Bonds issued by state- and municipally owned	515	503				

Filing entry	Indicator code	Line code	Long-term investments		Short-term investments	
			At accounting year open	At accounting period close	At accounting year open	At accounting period close
1	1a	2	3	4	5	6
enterprises and other companies						
Bills and notes	520	504	93	93		
Loans provided	525	505		78 296		64 120
Deposits	530	506				
Other	535	507			1 422	876
Total	540	**510**	6 298	364 173	1 422	64 996
Financial-investment inputs having a current market value: Capital contributions to other companies' charter capital, total	550	511			1 413	
including: subsidiary and dependent business companies	551	512				
Bonds issued by state- and municipally owned enterprises and other companies	555	513				
Bills and notes	560	514				
Other	565	515				
Total	570	**520**			1 413	
MEMORANDUM Adjusted valuation for financial-investment inputs having a current market value	580	521			643	

6. Regular operations expenditure / breakdown of costs

Filing entry	Indicator code	Line code	For the accounting year	For the preceding year
1	1a	2	3	4
Tangible costs	710	601	(2 660 195)	(2 362 049)
Employee compensation	720	602	(3 378 337)	(2 940 986)
Deductions to meet social needs	730	603	(761 458)	(812 170)
Depreciation	740	604	(980 183)	(626 795)
Other costs	750	605	(1 018 880)	(1 008 610)
total costs	760	**610**	(8 799 053)	(7 750 610)
Balance flows (gain [+], decrease [-]): work in progress	765	621	(10 516)	14 918
deferred expenses	766	622	35 248	7 854

7. Collateral

Filing entry	Indicator code	Line code	At accounting year open	At accounting period close
1	1a	2	3	4
Collateral received, total		**710**	5 969	201 537
including: bank guarantees		711		
third party sureties		712		
bills and notes		713	5 969	
assets on pledge		**714**		201 537
including: fixed assets		715		201 537
securities and other financial		716		

Filing entry	Indicator code	Line code	At accounting year open	At accounting period close
1	1a	2	3	4
investments				
miscellaneous assets		717		
other		718		
Collateral provided, total		**720**	2 332 811	2 670 907
including: third party sureties		721	1 816 342	1 946 342
bills and notes		722		
assets on pledge		**723**	469 194	677 290
including: fixed assets		724	469 194	677 290
securities and other financial investments		725		
miscellaneous assets		726		
Other		727	47 275	47 275

8. Government aid

Filing entry	Indicator code	Line code	For the accounting year	For the corresponding period in the previous year
1	1a	2	3	4
Government budget allocations received in the accounting year, total	910	**810**		
including: Funds to finance capital outlays		811		
Funds to cover current expenses		812		

Filing entry	Indicator code	Line code	At accounting year open	Received in the accounting period	Repaid in the accounting period	At accounting period close
1	1a	2	3	4	5	6
Government budget loans, total	920	**820**				
Funds to finance capital outlays		821				
Funds to cover current expenses		822				

Chief Executive Officer ____________ A.A. Alekseev
(Signature) (Signature transcript)

Chief Accountant________ E.V. Sidorova
(Signature) (Signature transcript)

March 30, 2006

ПП-21

BALANCE SHEET

RECEIVED 2007 JAN 19 A 10:04 OFFICE OF INTERNATIONAL CORPORATE FINANCE

			CODES
		OKUD Form No. 01	0710001
As at	March 31, 2006	Date (year, month, day)	31/03/2006
Organization:	Dalsviaz MRK OJSC	OKPO code	01163193
Taxpayer's identification number	2540014227	INN	2540014227
Business:	Telecommunication services	OKVED code	05401364000
Corporate structure / ownership status	mixed	OKOPF/OKFS code	49
Quantity unit:	ths. rub.	OKEI code	384
Address:	57 Svetlanskaya Street, Vladivostok		

Approval date	28.04.2006
Submission / filing date	

ASSETS	Expla-nations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS					
Intangible assets		110	110	87	82
Fixed assets		120	120	7 619 123	7 411 182
Capital outlays		130	130	712 172	834 211
Income-bearing lease investments		135	135		
Long-term financial investments		140	**140**	364 173	408 401
including: investments in subsidiaries			141	278 480	278 480
investments in dependent companies			142	330	330
investments in other companies			143	6 974	53 994
other long-term financial investments			144	78 389	75 597
Deferred tax assets		145	145	129 501	131 152
Other non-current assets		150	150	857 764	901 311
Total for Section I		190	**190**	9 682 820	9 686 339

ASSETS	Expla-nations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
II.CURRENT ASSETS					
Inventories		210	**210**	499 569	471 247
including: raw and other materials, and other similar inventories		211	211	407 823	399 819
work in process / distribution costs		213	213	4 481	5 543
finished products and goods for reselling		214	214	8 215	7 571
goods shipped		215	215	100	140
deferred expenses		216	216	78 950	58 174
other inventories and costs		217	217		
Value-added tax on acquired inventories		220	220	637 281	483 270
Accounts receivable (more than 12 months after the accounting date)		230	**230**	41 488	40 050
including: due from buyers and customers		231	231	609	528
prepaid expenses			232		
receivables from other debtors			233	40 879	39 522
Accounts receivable (within 12 months after the accounting date)		240	**240**	985 361	1 599 403
including:					

ASSETS	Expla-nations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
due from buyers and customers		241	241	802 782	1 384 220
prepaid expenses			242	90 289	109 908
receivables from other debtors			243	92 290	105 275
Short-term financial investment		250	250	64 996	59 315
Monetary assets		260	260	145 750	72 976
Other current assets		270	270	94	95
Total for Section II		290	**290**	2 374 539	2 726 356
GRAND TOTAL (line 190 + line 290)		300	**300**	12 057 359	12 412 695

LIABILITIES	Expla-nations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
III. CAPITAL AND PROVISIONS Charter capital		410	410	2 535 006	2 535 006
Additional capital		420	420	634 836	634 870
Reserve capital		430	430	126 751	126 751
Treasury shares repurchased from shareholders		411	440		
Past retained profits / uncovered losses		470	460	1 927 681	1 927 646
Retained profits / uncovered losses for the accounting year		470	470	X	404 908
Total for Section III		490	**490**	5 224 274	5 629 181
IV. FIXED LIABILITIES Loans and credits		510	**510**	631 000	631 000
including: loans			511	631 000	631 000
credits			512		
Deferred tax liabilities		515	515	204 363	220 080
Other fixed liabilities		520	520	1 356 624	1 235 409
Total for Section IV		590	**590**	2 191 987	2 086 489
V. CURRENT LIABILITIES Loans и credits		610	**610**	1 875 775	1 958 849
including: loans			611	448 683	499 703
credits			612	1 427 092	1 459 146
Accounts payable		620	**620**	2 024 525	2 044 180
including: owing to suppliers and contractors		621	621	1 159 364	1 143 375
precollected revenue		625	622	269 028	244 809
compensation owed to employees		622	623	78 905	138 079
owing to government extra-budgetary funds		623	624	41 119	46 653
taxes and levies owing		624	625	221 393	160 419
owing to other creditors		625	626	254 716	310 845
Outstanding revenue distributions due to participants (founders)		630	630	15 819	15 022
Deferred revenue		640	640	86 607	84 235
Provisions for future expenses		650	650	570 907	545 432
Other current liabilities		660	660	67 465	49 307
Total for Section V		690	**690**	4 641 098	4 697 025
GRAND TOTAL (line 490 + line 590 + line 690)		700	**700**	12 057 359	12 412 695

Assets recorded on below-line accounts					
Filing entry	Expla-nations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
Fixed assets taken on lease		910	901	286 241	299 054
including: those obtained by way of financial leasing		911	911	120 558	120 558
Inventories accepted for custody		920	902	50 694	93 836
Goods accepted for sale on a commission basis		930	903	177	174
Dues from insolvent debtors written off as losses		940	904	219 051	226 975
Collateral received to secure obligations and payments		950	905	201 537	201 720
Collateral provided to secure obligations and payments		960	906	2 670 907	2 934 010
Wear of housing stock		970	907	20 825	20 582
Wear of landscaping facilities and other like amenities		980	908		
Payments for communications services			909	273 628	334 004

Net asset value statement					
Filing entry	Explanations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
Net assets			1000	5 310 881	5 713 416

Acting
Chief Executive Officer ____________ A.Y. Kolpakov (Signature) (Signature transcript)

Chief Accountant ________ E.V. Sidorova (Signature) (Signature transcript)

April 28, 2006

PROFIT AND LOSS STATEMENT

			CODES
		OKUD Form No. 2	0710002
for	the first quarter of 2006	Date (year, month, day)	31/03/2006
Organization:	Dalsviaz MRK OJSC	OKPO code	01163193
Taxpayer's identification number	2540014227	INN	2540014227
Business:	Telecommunication services	OKVED code	05401364000
Corporate structure / ownership structure:	mixed	OKOPF/OKFS code	49
Quantity unit:	ths. rub.	OKEI code	384

Filing entry	Explanations	Indicator code	Line code	For the accounting period	For the corresponding period of the previous year
1	1a	2	2a	3	4
I. Revenue from and expenditure for regular business operations (Net) proceeds from the sale of goods, products, works, and services (less value-added tax, excises, and similar other obligatory deductions)		010	010	2 541 758	2 388 288
including: proceeds from the sale of communications services			011	2 422 655	2 353 306
Costs of goods, products, works, and services sold		020	020	(1 846 206)	(2 015 107)
including: costs of communications services			021	(1 774 916)	(2 001 604)
Profits / losses from sales (line 010 - line 020)		050	**050**	695 552	373 181
II. OPERATING REVENUE AND EXPENDITURE Interest revenue		060	060	5 183	487
Interest expense		070	070	(72 361)	(57 972)
Revenue from equity participation in other organizations		080	080		
Other operating revenue		090	090	40 791	225 022
Other operating expenditure		100	100	(89 551)	(93 195)
III. NON-OPERATING REVENUE AND EXPENDITURE Non-operating revenue		120	120	13 355	10 277
Non-operating expenditure		130	130	(40 860)	(45 995)
Pretax profits / losses (line 050+ line 060 - line 070 + line 080 + line 090 - line 100 + line 120 - line 130)		140	**140**	552 109	411 805
Profit tax (line -151+/- line 152 +/- line 153), including:			**150**	(147 201)	(138 225)
deferred tax liabilities		142	151	(16 058)	(18 856)
deferred tax assets		141	152	1 651	(14 925)
Profit tax for the accounting period		150	153	(132 794)	(104 444)
Profits / losses from regular business operations (line 140 - line 150)			**160**	404 908	273 580
IV. EXTRAORDINARY REVENUE AND EXPENDITURE Extraordinary revenue			170		170
Extraordinary expenditure			180		(201)
Net profits (retained profits / losses) for the accounting period) (line 160 + line 170 – line 180)		190	**190**	404 908	273 549

Filing entry	Explanations	Indicator code	Line code	For the accounting period	For the corresponding period of the previous year
1	1a	2	2a	3	4
MEMORANDUM Contingent profit tax expenditure / revenue			201	(132 518)	(98 826)
Standing tax liabilities		200	202	(16 215)	(39 898)
Standing tax assets		200	203	1 532	499

Filing entry	Explanations	Indicator code	Line code	For the accounting period	For the corresponding period of the previous year
1	1a	2	2a	3	4
Base profits / losses per share			301	X	X
Diluted profits / losses per share			302	X	X
* To be completed in annual financial statements					

Breakdown of individual categories of profits and losses

Filing entry	Indicator code	Line code	For the accounting period		The corresponding period of the preceding year	
			profits	losses	profits	losses
1	1a	2	3	4	5	6
Fines, late charges. and penalties acknowledged or which are to be recovered under judgments received from courts of general jurisdiction or courts of state arbitration		401	659	(42)	1 608	(28)
Past profits / losses		402	3 963	(18 011)	3 884	(10 900)
Compensation for losses caused by the non-performance or improper performance of obligations		403	2 020	(162)	268	(1 437)
Exchange rate differentials in transactions executed in foreign currency		404	2	(45)	7	(23)
Deductions towards assessed reserves		405		(30 912)		(40 364)
Receivables and payables forgiveness		406	17	(220)	81	(785)

Acting
Chief Executive Officer ____________ A.Y. Kolpakov   **Chief Accountant**________ E.V. Sidorova

(Signature) (Signature transcript)   (Signature) (Signature transcript)

[*date, month, year*]

W1-23

RECEIVED 2007 JAN 19 A 10:04 OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROFIT AND LOSS STATEMENT

			CODES
		OKUD Form No. 2	0710002
for	the first six months of 2006	Date (year, month, day)	30/06/2006
Organization:	Dalsviaz MRK OJSC	OKPO code	01163193
Taxpayer's identification number	2540014227	INN	2540014227
Business:	Telecommunication services	OKVED code	05401364000
Corporate structure / ownership structure:	mixed	OKOPF/OKFS code	49
Quantity unit:	ths. rub.	OKEI code	384

Filing entry	Expla-nations	Indicator code	Line code	For the accounting period	For the corresponding period of the previous year
1	1a	2	2a	3	4
I. Revenue from and expenditure for regular business operations (Net) proceeds from the sale of goods, products, works, and services (less value-added tax, excises, and other similar obligatory deductions)		010	010	5,113,867	4,866,959
including: proceeds from the sale of communications services			011	4,840,819	4,793,263
Costs of goods, products, works, and services sold		020	020	(3,729,330)	(4,089,727)
including: costs of communications services			021	(3,587,067)	(4,064,297)
Profits / losses from sales (line 010 - line 020)		050	**050**	1,384,537	777,232
II. OPERATING REVENUE AND EXPENDITURE Interest revenue due		060	060	19,053	4,058
Interest expense payable		070	070	(159,717)	(121,084)
Revenue from equity participation in other organizations		080	080	195	152
Other operating revenue		090	090	75,071	226,052
Other operating expenditure		100	100	(279,793)	(142,241)
III. NON-OPERATING REVENUE AND EXPENDITURE Non-operating revenue		120	120	25,674	30,545
Non-operating expenditure		130	130	(79,718)	(158,980)
Pretax profits / losses (line 050+ line 060 - line 070 + line 080 + line 090 - line 100 + line 120 - line 130)		140	**140**	985,302	615,734
Profit tax (line -151+/- line 152 +/- line 153), including:			**150**	(263,602)	(187,679)
deferred tax liabilities		142	151	(36,415)	(26,057)
deferred tax assets		141	152	35,041	(23,107)
Profit tax for the accounting period		150	153	(262,228)	(138,515)
Profits / losses from regular business operations (line 140 -			**160**	721,700	428,055

Filing entry	Expla-nations	Indicator code	Line code	For the accounting period	For the corresponding period of the previous year
1	1a	2	2a	3	4
line 150)					
IV. EXTRAORDINARY REVENUE AND EXPENDITURE Extraordinary revenue			170		167
Extraordinary expenditure			180	(1,940)	(1,020)
Net profits (retained profits / losses) for the accounting period) (line 160 + line 170 – line 180)		190	**190**	719,760	427,202
MEMORANDUM Contingent profit tax expenditure / revenue			201	(236,007)	(147,574)
Standing tax liabilities		200	202	(31,626)	(44,937)
Standing tax assets		200	203	4,031	4,832

Filing entry	Expla-nations	Indicator code	Line code	For the accounting period	For the corresponding period of the previous year
1	1a	2	2a	3	4
Base profits / losses per share			301	X	X
Diluted profits / losses per share			302	X	X
*** To be completed in annual financial statements**					

Breakdown of individual categories of profits and losses

Filing entry	Indicator code	Line code	For the accounting period		The corresponding period of the preceding year	
			profits	losses	profits	losses
1	1a	2	3	4	5	6
Fines, late charges. and penalties acknowledged or which are to be recovered under judgments issued by courts of general jurisdiction or courts of state arbitration		401	946	(173)	3,276	(98)
Past profits / losses		402	9,263	(27,831)	15,246	(21,540)
Compensation for losses caused by the non-performance or improper performance of obligations		403	3,300	(452)	883	(1,926)
Exchange rate differentials in transactions executed in foreign currency		404	25	(76)	51	(67)
Deductions towards assessed reserves		405		(152,501)		(34,130)
Receivables and payables forgiveness		406	19	(1,409)	4,037	(3,999)

Acting
Chief Executive Officer ____________ V.I. Dobrovolsky **Chief Accountant**________ E.V. Sidorova

(Signature) (Signature transcript) (Signature) (Signature transcript)

July 25, 2006

BALANCE SHEET

			CODES
		OKUD Form No. 01	**0710001**
As at	**June 30, 2006**	Date (year, month, day)	30/06/2006
Organization:	**Dalsviaz MRK OJSC**	OKPO code	**01163193**
Taxpayer's identification number	**2540014227**	INN	2540014227
Business:	**Telecommunication services**	OKVED code	05401364000
Corporate structure / ownership status	**mixed**	OKOPF/OKFS code	**49**
Quantity unit:	**ths. rub.**	OKEI code	**384**
Address:	57 Svetlanskaya Street, Vladivostok		

[OKUD stands for the General Classification of Administrative Documents;
OKPO stands for the General Classification of Enterprises and Organizations;
INN stands for the taxpayer's identification number;
OKVED stands for the General Classification of Foreign Economic Activities;
OKOPF stands for the General Classification of Corporate Structures;
OKFS stands for the General Classification of Ownership Statuses;
OKEI stands for the General Classification of Quantity Units]

Approval date	25.07.2006
Submission / filing date	

ASSETS	Explanations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS					
Intangible assets		110	110	87	76
Fixed assets		120	120	7,619,123	7,360,486
Capital outlays		130	130	712,172	885,876
Income-bearing lease investments		135	135	,	,
Long-term financial investments		140	**140**	364,173	410,713
including: investments in subsidiaries			141	278,480	288,712
investments in dependent companies			142	330	369
investments in other companies			143	6,974	53,827
other long-term financial investments			144	78,389	67,805
Deferred tax assets		145	145	129,501	164,543
Other non-current assets		150	150	857,764	1,180,277
Total for Section I		190	**190**	9,682,820	10,001,971

ASSETS	Explanations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
II.CURRENT ASSETS					
Inventories		210	**210**	499,569	463,825
including: raw and other materials, and other similar inventories		211	211	407,823	404,280
work in process / distribution costs		213	213	4,481	5,107
finished products and goods for reselling		214	214	8,215	8,702
goods shipped		215	215	100	145
deferred expenses		216	216	78,950	45,591
other inventories and expenses		217	217	,	,
Value-added tax on acquired inventories		220	220	637,281	439,309
Accounts receivable (payment expected more than 12 months after the balance sheet date)		230	**230**	41,488	37,140

ASSETS	Expla-nations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
including: due from buyers and customers		231	231	609	447
prepaid expenses			232		
receivables from other debtors			233	40,879	36,693
Accounts receivable ((payment expected within 12 months after the accounting date)		240	**240**	985,361	1,433,968
including: due from buyers and customers		241	241	802,782	1,192,971
prepaid expenses			242	90,289	127,530
receivables from other debtors			243	92,290	113,467
Short-term financial investment		250	250	64,996	63,434
Monetary assets		260	260	145,750	1,783,805
Other current assets		270	270	94	1,187
Total for Section II		290	**290**	2,374,539	4,222,668
GRAND TOTAL (line 190 + line 290)		300	**300**	12,057,359	14,224,639

LIABILITIES	Expla-nations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
III. CAPITAL AND PROVISIONS Charter capital		410	410	2,535,006	2,535,006
Additional capital		420	420	634,836	631,140
Reserve capital		430	430	126,751	126,751
Treasury shares repurchased from shareholders		411	440		
Past retained profits / uncovered losses		470	460	1,927,681	1,761,509
Retained profits / uncovered losses for the accounting year		470	470	X	719,760
Total for Section III		490	**490**	5,224,274	5,774,166
IV. FIXED LIABILITIES Loans and credits		510	**510**	631,000	3,500,000
including: loans			511	631,000	
credits			512		3,500,000
Deferred tax liabilities		515	515	204,363	240,116
Other fixed liabilities		520	520	1,356,624	1,141,867
Total for Section IV		590	**590**	2,191,987	4,881,983
V. CURRENT LIABILITIES Loans и credits		610	**610**	1,875,775	1,035,791
including: loans			611	448,683	
credits			612	1,427,092	1,035,791
Accounts payable		620	**620**	2,024,525	1,911,912
including: owing to suppliers and contractors		621	621	1,159,364	1,172,757
precollected revenue		625	622	269,028	222,610
compensation owed to employees		622	623	78,905	228,143
owing to government extra-budgetary funds		623	624	41,119	67,082
taxes and levies owing		624	625	221,393	93,532
owing to other creditors		625	626	254,716	127,788
Outstanding revenue distributions due to participants (founders)		630	630	15,819	184,587
Deferred revenue		640	640	86,607	82,275
Provisions for future expenses		650	650	570,907	324,761
Other current liabilities		660	660	67,465	29,164

ASSETS	Expla-nations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
Total for Section V		690	**690**	4,641,098	3,568,490
GRAND TOTAL (line 490 + line 590 + line 690)		700	**700**	12,057,359	14,224,639

Assets recorded on below-line accounts

Filing entry	Expla-nations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
Fixed assets taken on lease		910	901	286,241	298,302
including: those obtained by way of leasing		911	911	120,558	120,558
Inventories accepted for custody		920	902	50,694	41,161
Goods accepted for sale on a commission basis		930	903	177	165
Dues from insolvent debtors written off as losses		940	904	219,054	224,789
Collateral received to secure obligations and payments		950	905	201,537	204,455
Collateral provided to secure obligations and payments		960	906	2,670,907	1,820,707
Wear of housing stock		970	907	20,825	18,957
Wear of landscaping facilities and other like amenities		980	908		
Payments for communications services			909	273,628	331,988

Net asset value statement

Filing entry	Explanations	Indicator code	Line code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
Net assets			1000	5,310,881	5,856,441

Acting
Chief Executive Officer ____________ V.I. Dobrovolsky (Signature) (Signature transcript)

Chief Accountant _______ E.V. Sidorova (Signature) (Signature transcript)

July 25, 2006

ЦП-25

ДАЛЬСВЯЗЬ
ОАО «ДАЛЬНЕВОСТОЧНАЯ КОМПАНИЯ ЭЛЕКТРОСВЯЗИ»

RECEIVED
2007 JAN 19 A 10:04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DALSVIAZ
OAO "Dalnevostochnaya Kompaniya Electrosvyazi"
(Far-East Telecommunications Company)
57 Svetlanskaya Street, Vladivostok 690950
Telephone: +7(4232) 22-23-84,
Fax: +7(4232) 40-80-30,
e-mail: dsv@dsv.ru
INN 2540014227, OKPO 01163193,OKONH 52300
settlement account No. 40702810150020101065
with Primorsky Sberbank Branch No. 8635 in Vladivostok
correspondent account No. 30101810800000000601
BIK No. 040507601

Konstantin Borisovich Chernyshev
Chairman
Partnership's Quotation Committee

_______________ No. _______________
Your No. _______________

STATEMENT

of net asset value as of March 31, 2005

(pursuant to Russian Ministry of Finance Order No.10n, RF FCSM No.03-6/pz dated January 29, 2003 "ON THE APPROVAL OF THE PROCEDURE FOR THE ASSESSMENT OF NET ASSET VALUE OF JOINT STOCK COMPANIES" (Registered with the Russian Ministry of Justice on March 12, 2003 under No. 4252))

		Thou. rubles
I.	**Assets**	
1.	Intangible assets	104
2.	Fixed assets	6,822,709
3.	Work in process	1,208,601
4.	Income-bearing lease investments	
5.	Long-term and short-term financial investments	3,669
6.	Other non-current assets	812,494
7.	Inventories	591,320
8.	Value-added tax on acquired inventories	681,457
9.	Accounts receivable	945,847
10.	Monetary assets	418,451
11.	Other current assets	152
12.	Total assessed assets (sum of items 1 - 11)	11,484,804
II.	**Liabilities**	
13.	Fixed liabilities under loans and credits	728,065
14.	Other fixed liabilities	2,139,209
15.	Current liabilities under loans and credits	1,118,668
16.	Accounts payable	2,144,562
17.	Outstanding revenue distributions due to participants (founders)	11,366
18.	Provisions for future expenses	389,394
19.	Other current liabilities	
20.	Total assessed liabilities (sum of items 13 - 19)	6,531,264
21.	**Net asset value of the joint stock company (total assessed assets (line 12) less total assessed liabilities (line 20))**	**4,953,540**

Acting General Director — K.G. Voloshin

Chief Accountant — A.D. Kartashov

-26

Дальсвязь

ОАО «ДАЛЬНЕВОСТОЧНАЯ КОМПАНИЯ ЭЛЕКТРОСВЯЗИ»

DALSVIAZ
OAO "Dalnevostochnaya Kompaniya Electrosvyazi"
(Far East Telecommunications Company)
57 Svetlanskaya Street, Vladivostok 690950
Telephone: +7(4232) 22-23-84,
Fax: +7(4232) 40-80-30,
e-mail: dsv@dsv.ru
INN 2540014227, OKPO 01163193,OKONH 52300
settlement account No. 40702810150020101065
with Primorsky Sberbank Branch No. 8635 in Vladivostok
correspondent account No. 30101810800000000601
BIK No. 040507601

Konstantin Borisovich Chernyshev
Chairman
Partnership's Quotation Committee

______________ No. ______________
Your No. ________________________

STATEMENT

of net asset value as of June 30, 2005

(pursuant to Russian Ministry of Finance Order No.10n, RF FCSM No.03-6/pz dated January 29, 2003 "ON THE APPROVAL OF THE PROCEDURE FOR THE ASSESSMENT OF NET ASSET VALUE OF JOINT STOCK COMPANIES" (Registered with the Russian Ministry of Justice on March 12, 2003 under No. 4252))

		Thou. rubles
I.	**Assets**	
1.	Intangible assets	103
2.	Fixed assets	6,876,123
3.	Work in process	1,162,834
4.	Income-bearing lease investments	
5.	Long-term and short-term financial investments	391,860
6.	Other non-current assets	865,717
7.	Inventories	605,341
8.	Value-added tax on acquired inventories	677,442
9.	Accounts receivable	1,025,274
10.	Monetary assets	74,854
11.	Other current assets	150
12.	Total assessed assets (sum of items 1 - 11)	11,679,698
II.	**Liabilities**	
13.	Fixed liabilities under loans and credits	759,968
14.	Other fixed liabilities	1,861,353
15.	Current liabilities under loans and credits	1,304,701
16.	Accounts payable	2,290,542
17.	Outstanding revenue distributions due to participants (founders)	234,924
18.	Provisions for future expenses	345,600
19.	Other current liabilities	
20.	Total assessed liabilities (sum of items 13 - 19)	6,797,088
21.	**Net asset value of the joint stock company (total assessed assets (line 12) less total assessed liabilities (line 20))**	**4,882,610**

General Director A.A. Alekseev

Chief Accountant A.D. Kartashov

N.V. Yakovleva
(4232) 208500 ext. 1312

VIII-27

Дальсвязь

ОАО «ДАЛЬНЕВОСТОЧНАЯ КОМПАНИЯ ЭЛЕКТРОСВЯЗИ»

DALSVIAZ
OAO "Dalnevostochnaya Kompaniya Electrosvyazi"
(Far East Telecommunications Company)
57 Svetlanskaya Street, Vladivostok 690950
Telephone: +7(4232) 22-23-84,
Fax: +7(4232) 40-80-30,
e-mail: dsv@dsv.ru
INN 2540014227, OKPO 01163193,OKONH 52300
settlement account No. 40702810150020101065
with Primorsky Sberbank Branch No. 8635 in Vladivostok
correspondent account No. 30101810800000000601
BIK No. 040507601

Konstantin Borisovich Chernyshev
Chairman
Partnership's Quotation Committee

________________ No. ________________
Your No. ____________________________

STATEMENT

of net asset value as of September 30, 2005

(pursuant to Russian Ministry of Finance Order No.10n, RF FCSM No.03-6/pz dated January 29, 2003 "ON THE APPROVAL OF THE PROCEDURE FOR THE ASSESSMENT OF NET ASSET VALUE OF JOINT STOCK COMPANIES" (Registered with the Russian Ministry of Justice on March 12, 2003 under No. 4252))

		Thou. roubles
I.	**Assets**	
1.	Intangible assets	93
2.	Fixed assets	6,907,535
3.	Work in process	1,211,366
4.	Income-bearing lease investments	
5.	Long-term and short-term financial investments	426,375
6.	Other non-current assets	919,055
7.	Inventories	616,293
8.	Value-added tax on acquired inventories	636,714
9.	Accounts receivable	919,732
10.	Monetary assets	71,249
11.	Other current assets	95
12.	Total assessed assets (sum of items 1 - 11)	11,708,507
II.	**Liabilities**	
13.	Fixed liabilities under loans and credits	409,000
14.	Other fixed liabilities	1,713,396
15.	Current liabilities under loans and credits	1,867,527
16.	Accounts payable	2,174,498
17.	Outstanding revenue distributions due to participants (founders)	98,350
18.	Provisions for future expenses	272,936
19.	Other current liabilities	
20.	Total assessed liabilities (sum of items 13 - 19)	6,535,707
21.	**Net asset value of the joint stock company (total assessed assets (line 12) less total assessed liabilities (line 20))**	**5,172,800**

Total number of persons registered in the shareholder register of the issuer as of the end of III quarter 2005: ***11 877.***

Acting General Director V.I. Dobrovolsky

Chief Accountant A.D. Kartashov

N.V. Yakovleva
(4232) 208500 ext. 1312

VIII'-28

Дальсвязь

ОАО «ДАЛЬНЕВОСТОЧНАЯ КОМПАНИЯ ЭЛЕКТРОСВЯЗИ»

DALSVIAZ
OAO "Dalnevostochnaya Kompaniya Electrosvyazi"
(Far East Telecommunications Company)
57 Svetlanskaya Street, Vladivostok 690950
Telephone: +7(4232) 22-23-84,
Fax: +7(4232) 40-80-30,
e-mail: dsv@dsv.ru
INN 2540014227, OKPO 01163193,OKONH 52300
settlement account No. 40702810150020101065
with Primorsky Sberbank Branch No. 8635 in Vladivostok
correspondent account No. 30101810800000000601
BIK No. 040507601

A.E. Rybnikov
General Director
MICEX Stock Exchange ZAO

________________ No. ________________
Your No. ______________________________

STATEMENT

of net asset value as of September 30, 2005

(pursuant to Russian Ministry of Finance Order No.10n, RF FCSM No.03-6/pz dated January 29, 2003 "ON THE APPROVAL OF THE PROCEDURE FOR THE ASSESSMENT OF NET ASSET VALUE OF JOINT STOCK COMPANIES" (Registered with the Russian Ministry of Justice on March 12, 2003 under No. 4252))

		Thou. roubles
I.	**Assets**	
1.	Intangible assets	93
2.	Fixed assets	6,907,535
3.	Work in process	1,211,366
4.	Income-bearing lease investments	
5.	Long-term and short-term financial investments	426,375
6.	Other non-current assets	919,055
7.	Inventories	616,293
8.	Value-added tax on acquired inventories	636,714
9.	Accounts receivable	919,732
10.	Monetary assets	71,249
11.	Other current assets	95
12.	Total assessed assets (sum of items 1 - 11)	11,708,507
II.	**Liabilities**	
13.	Fixed liabilities under loans and credits	409,000
14.	Other fixed liabilities	1,713,396
15.	Current liabilities under loans and credits	1,867,527
16.	Accounts payable	2,174,498
17.	Outstanding revenue distributions due to participants (founders)	98,350
18.	Provisions for future expenses	272,936
19.	Other current liabilities	
20.	Total assessed liabilities (sum of items 13 - 19)	6,535,707
21.	**Net asset value of the joint stock company (total assessed assets (line 12) less total assessed liabilities (line 20))**	**5,172,800**

Total number of persons registered in the shareholder register of the issuer as of the end of III quarter 2005: ***11 877.***

Acting General Director — V.I. Dobrovolsky

Chief Accountant — A.D. Kartashov

N.V. Yakovleva
(4232) 208500 ext. 1312

VIII-29

Дальсвязь

ОАО «ДАЛЬНЕВОСТОЧНАЯ КОМПАНИЯ ЭЛЕКТРОСВЯЗИ»

DALSVIAZ
OAO "Dalnevostochnaya Kompaniya Electrosvyazi"
(Far East Telecommunications Company)
57 Svetlanskaya Street, Vladivostok 690950
Telephone: +7(4232) 22-23-84,
Fax: +7(4232) 40-80-30,
e-mail: dsv@dsv.ru
INN 2540014227, OKPO 01163193,OKONH 52300
settlement account No. 40702810150020101065
with Primorsky Sberbank Branch No. 8635 in Vladivostok
correspondent account No. 30101810800000000601
BIK No. 040507601

Konstantin Borisovich Chernyshev
Chairman
Partnership's Quotation Committee

_______________ No. _______________
Your No. _______________

STATEMENT

of net asset value as of December 31, 2005

(pursuant to Russian Ministry of Finance Order No.10n, RF FCSM No.03-6/pz dated January 29, 2003 "ON THE APPROVAL OF THE PROCEDURE FOR THE ASSESSMENT OF NET ASSET VALUE OF JOINT STOCK COMPANIES" (Registered with the Russian Ministry of Justice on March 12, 2003 under No. 4252))

		Thou. rubles
I.	**Assets**	
1.	Intangible assets	87
2.	Fixed assets	7,619,123
3.	Work in process	714,829
4.	Income-bearing lease investments	
5.	Long-term and short-term financial investments	429,169
6.	Other non-current assets	938,916
7.	Inventories	496,912
8.	Value-added tax on acquired inventories	637,281
9.	Accounts receivable	1,075,198
10.	Monetary assets	145,750
11.	Other current assets	94
12.	Total assessed assets (sum of items 1 - 11)	12,057,359
II.	**Liabilities**	
13.	Fixed liabilities under loans and credits	631,000
14.	Other fixed liabilities	1,560,987
15.	Current liabilities under loans and credits	1,875,775
16.	Accounts payable	2,024,525
17.	Outstanding revenue distributions due to participants (founders)	15,819
18.	Provisions for future expenses	570,907
19.	Other current liabilities	67,465
20.	Total assessed liabilities (sum of items 13 - 19)	6,746,478
21.	**Net asset value of the joint stock company (total assessed assets (line 12) less total assessed liabilities (line 20))**	**5,310,881**

General Director A.A. Alekseev

Acting Chief Accountant Y.V. Kolomeetsh

N.V. Yakovleva
(4232) 208500 ext. 1312

82-30

Дальсвязь

ОАО «ДАЛЬНЕВОСТОЧНАЯ КОМПАНИЯ ЭЛЕКТРОСВЯЗИ»

DALSVIAZ
OAO "Dalnevostochnaya Kompaniya Electrosvyazi"
(Far East Telecommunications Company)
57 Svetlanskaya Street, Vladivostok 690950
Telephone: +7(4232) 22-23-84,
Fax: +7(4232) 40-80-30,
e-mail: dsv@dsv.ru
INN 2540014227, OKPO 01163193,OKONH 52300
settlement account No. 40702810150020101065
with Primorsky Sberbank Branch No. 8635 in Vladivostok
correspondent account No. 30101810800000000601
BIK No. 040507601

A.E. Rybnikov
General Director
MICEX Stock Exchange ZAO

____________ No. ____________
Your No. ____________

STATEMENT

of net asset value as of December 31, 2005

(pursuant to Russian Ministry of Finance Order No.10n, RF FCSM No.03-6/pz dated January 29, 2003 "ON THE APPROVAL OF THE PROCEDURE FOR THE ASSESSMENT OF NET ASSET VALUE OF JOINT STOCK COMPANIES" (Registered with the Russian Ministry of Justice on March 12, 2003 under No. 4252))

		Thou. rubles
I.	**Assets**	
1.	Intangible assets	87
2.	Fixed assets	7,619,123
3.	Work in process	714,829
4.	Income-bearing lease investments	
5.	Long-term and short-term financial investments	429,169
6.	Other non-current assets	938,916
7.	Inventories	496,912
8.	Value-added tax on acquired inventories	637,281
9.	Accounts receivable	1,075,198
10.	Monetary assets	145,750
11.	Other current assets	94
12.	Total assessed assets (sum of items 1 - 11)	12,057,359
II.	**Liabilities**	
13.	Fixed liabilities under loans and credits	631,000
14.	Other fixed liabilities	1,560,987
15.	Current liabilities under loans and credits	1,875,775
16.	Accounts payable	2,024,525
17.	Outstanding revenue distributions due to participants (founders)	15,819
18.	Provisions for future expenses	570,907
19.	Other current liabilities	67,465
20.	Total assessed liabilities (sum of items 13 - 19)	6,746,478
21.	**Net asset value of the joint stock company (total assessed assets (line 12) less total assessed liabilities (line 20))**	**5,310,881**

Total number of persons registered in the shareholder register of the issuer as of the end of IV quarter 2005: ***11753.***

General Director A.A. Alekseev

Acting Chief Accountant Y.V. Kolomeetsh

N.V. Yakovleva

(4232) 208500 ext. 1312

VIII-31

BALANCE SHEET
As at September 30, 2006

		Codes
	OKUD Form No. 01	710001
	Date (year, month, day)	2006.09.30
Organization:	OKPO code	
Taxpayer's identification number	INN	
Business:	OKVED code	
Corporate structure / ownership status	OKOPF/OKFS code	
Quantity unit: ths. rub	OKEI code	
Address:		

[OKUD stands for the General Classification of Administrative Documents;
OKPO stands for the General Classification of Enterprises and Organizations;
INN stands for the taxpayer's identification number;
OKVED stands for the General Classification of Foreign Economic Activities;
OKOPF stands for the General Classification of Corporate Structures;
OKFS stands for the General Classification of Ownership Statuses;
OKEI stands for the General Classification of Quantity Units]

ASSETS	Explanations	Line code	Indicator code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS					
Intangible assets		110	110	87	71
Fixed assets		120	120	7 619 123	7 305 589
Capital outlays		130	130	712 172	1 092 111
Income-bearing lease investments		135	135		1 246
Long-term financial investments		**140**	**140**	364 174	401 922
including: investments in subsidiaries		141		278 480	288 712
investments in dependent companies		142		330	369
investments in other companies		143		6 974	53 827
other long-term financial investments		144		78 389	59 013
Deferred tax assets		145	145	129 501	87 485
Other non-current assets		150	150	857 764	1 291 912
Total for Section I		**190**	**190**	9 682 822	10 180 335
II.CURRENT ASSETS					
Inventories		**210**	**210**	499 569	435 729
including: raw and other materials, and other similar inventories		211	211	407 823	382 910
work in process / distribution costs		213	213	4 481	3 849
finished products and goods for reselling		214	214	8 215	7 358
goods shipped		215	215	100	412
deferred expenses		216	216	78 950	41 201
other inventories and expenses		217	217		
Value-added tax on acquired inventories		220	220	637 281	345 300
Accounts receivable (payment expected more than 12 months after the balance sheet date)		**230**	**230**	41 488	33 701

including: due from buyers and customers		231	231	609	351
prepaid expenses		232			
receivables from other debtors		233		40 879	33 350
Accounts receivable ((payment expected within 12 months after the accounting date)		**240**	**240**	985 360	1 515 002
including: due from buyers and customers		241	241	802 782	1 105 090
prepaid expenses		242		90 288	155 962
receivables from other debtors		243		92 290	253 950
Short-term financial investment		**250**	**250**	64 996	66 148
Monetary assets		**260**	**260**	145 750	1 556 649
Other current assets		270	270	94	361
Total for Section II		**290**	**290**	2 374 537	3 952 889
GRAND TOTAL (line 190 + line 290)		**300**	**300**	12 057 359	14 133 224

LIABILITIES	**Expla-nations**	**Line code**	**Indicator code**	**At accounting period open**	**At accounting period close**
1	**1a**	**2**	**2a**	**3**	**4**
III. CAPITAL AND PROVISIONS					
Charter capital		410	410	2 535 006	2 535 006
Additional capital		420	420	634 836	631 085
Reserve capital		430	430	126 751	126 751
Treasury shares repurchased from shareholders		440	411		
Past retained profits / uncovered losses		460	470	1 927 681	1 761 564
Retained profits / uncovered losses for the accounting year		470	470	X	1 041 926
Total for Section III		**490**	**490**	5 224 275	6 096 333
Current business profits (losses) Прибыль (убыток) for the reporting period		**495**		**X**	1 041 926
Settlement for provision of the reporting period results		496		**X**	(0)
Settlements for internal transactions		497			
IV. FIXED LIABILITIES **Loans and credits**		**510**	**510**	631 000	3 500 000
including: loans		511		631 000	
credits		512			3 500 000
Deferred tax liabilities		515	515	204 363	251 028
Other fixed liabilities		520	520	1 356 624	983 311
Total for Section IV		**590**	**590**	2 191 987	4 734 339
V. CURRENT LIABILITIES Loans и credits		**610**	**610**	1 875 775	1 145 686
including: loans		611		448 683	
credits		612		1 427 092	1 145 686
Accounts payable		**620**	**620**	2 024 525	1 784 465
including:					
owing to suppliers and contractors		621	621	1 159 364	1 050 547
precollected revenue		622	625	269 028	212 978
compensation owed to employees		623	622	78 905	123 169

owing to government extra-budgetary funds		624	623	41 119	37 175
taxes and levies owing		625	624	221 393	65 196
owing to other creditors		626	625	254 716	295 399
Outstanding revenue distributions due to participants (founders)		630	630	15 819	91 920
Deferred revenue		640	640	86 607	81 911
Provisions for future expenses		650	650	570 907	191 031
Other short-term liabilities		660	660	67 465	7 540
Total for Section V		**690**	**690**	4 641 098	3 302 552
GRAND TOTAL (line 490 + line 497 + line 590 + line 690)		**700**	**700**	12 057 359	14 133 224

Assets and liabilities balance check	-	-

Assets recorded on below-line accounts

Filing entry	Expla-nations	Line code	Indicator code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
Fixed assets taken on lease		901	910	286 241	306 284
including: those obtained by way of leasing		911	911	120 558	120 558
Inventories accepted for custody		902	920	50 694	35 248
Goods accepted for sale on a commission basis		903	930	177	165
Dues from insolvent debtors written off as losses		904	940	219 054	231 216
Collateral received to secure obligations and payments		905	950	201 537	204 648
Collateral provided to secure obligations and payments		906	960	2 670 907	1 140 484
Wear of housing stock		907	970	20 825	18 103
Wear of landscaping facilities and other like amenities		908	980		3
Payments for communications services		909		273 628	314 265

Net asset value statement

Filing entry	Explanations	Line code	Indicator code	At accounting period open	At accounting period close
1	1a	2	2a	3	4
Net assets		1000		5 310 882	6 178 244

Acting
Chief Executive Officer ________________

Chief Accountant ________________

Signature) (Signature)

(Signature transcript) (Signature transcript)

"____" ____________.

ОПП-32

PROFIT AND LOSS STATEMENT

As at September 30, 2006

		Codes
	OKUD Form No. 2	0710002
	Date (year, month, day)	2006.09.30
Organization:	OKPO code	
Taxpayer's identification number	INN	
Business:	OKVED code	
Corporate structure / ownership structure:	OKOPF/OKFS code	
Quantity unit: ths. Rub.	OKEI code	

Filing entry	Expla-nations	Line code	Indicator code	For the accounting period	For the corresponding period of the previous year
1	1a	2	2a	3	4
I. Revenue from and expenditure for regular business operations (Net) proceeds from the sale of goods, products, works, and services (less value-added tax, excises, and other similar obligatory deductions)		010	010	7 480 191	7 454 359
including: proceeds from the sale of communications services		011		7 040 704	7 341 426
Costs of goods, products, works, and services sold		020	020	(5 455 504)	(6 094 221)
including: costs of communications services		021		(5 256 712)	(6 056 471)
Profits / losses from sales (line 010 - line 020)		**050**	**050**	2 024 687	1 360 138
II. OPERATING REVENUE AND EXPENDITURE Interest revenue due		060	060	59 355	9 486
Interest expense payable		070	070	(269 252)	(191 803)
Revenue from equity participation in other organizations		080	080	244	268
Other operating revenue		090	090	82 929	228 445
Other operating expenditure		100	100	(377 325)	(210 709)
III. NON-OPERATING REVENUE AND EXPENDITURE Non-operating revenue		120	120	35 568	60 665
Non-operating expenditure		130	130	(105 911)	(236 787)
Pretax profits / losses (line 050+ line 060 - line 070 + line 080 + line 090 - line 100 + line 120 - line 130)		**140**	**140**	1 450 295	1 019 703
Profit tax (line -151+/- line 152 +/- line 153),		**150**		(406 224)	(301 735)
including: deferred tax liabilities		151	142	(47 166)	(34 641)
deferred tax assets		152	141	(42 017)	(40 000)
Profit tax for the accounting period		153	150	(317 041)	(227 094)
Profits / losses from regular business operations		**160**		1 044 071	717 968
IV. EXTRAORDINARY REVENUE AND EXPENDITURE Extraordinary revenue		170		4	46

Extraordinary expenditure		180		(2 149)	(821)
Profits (Losses) from current business (line 160 + line 170 – line 180)		19001		1 041 926	717 193
Settlement for provision of the reporting period results		19002		(0)	
Net profits (retained profits / losses) for the accounting period) (line 19001 + line 19002)		**190**	**190**	1 041 926	717 193
MEMORANDUM Contingent profit tax expenditure / revenue		201		(347 556)	(244 543)
Standing tax liabilities		202	200	(65 213)	(68 421)
Standing tax assets		203	200	6 545	11 228

Filing entry	Expla-nations	Line code	Indicator code	For the accounting period	For the corresponding period of the previous year
1	1a	2	2a	3	4
Base profits / losses per share (rub.)		301			
Diluted profits / losses per share (rub.)		302			

*** To be completed in annual financial statements.**

Breakdown of individual categories of profits and losses

Filing entry	Line code	Indicator code	For the accounting period		The corresponding period of the preceding year	
			profits	losses	profits	losses
1	2	2a	3	4	5	6
Fines, late charges. and penalties acknowledged or which are to be recovered under judgments issued by courts of general jurisdiction or courts of state arbitration	401		2 498	(1 051)	4 546	(162)
Past profits / losses	402		12 442	(31 563)	31 804	(31 927)
Compensation for losses caused by the non-performance or improper performance of obligations	403		4 632	(688)	1 735	(2 522)
Exchange rate differentials in transactions executed in foreign currency	404		33	(116)	54	(101)
Deductions towards assessed reserves	405		156 732	(282 822)	78 938	(133 806)
Receivables and payables forgiveness	406		23	(3 076)	4 409	(6 380)

Acting
Chief Executive Officer ______________ **Chief Accountant**________

(Signature) (Signature transcript) (Signature) (Signature transcript)

"____" _______________

X-1

OJSC "FETEC": efficiency enhancement program. 9M2005 results

Vladivostok, October 25, 2005 OJSC "FETEC" (RTS: ESPK, MICE: DLSV, ADR: FEEOY) declares 9M2005 results according to Russian Accounting Standards (RAS).

9M2005 Financial Highlights

Highlights	9M2005, RUR mln.	9M2004, RUR mln	Chg. Y-o-y, %
Revenues, including	7 454.4	6 338.7	17.6
Communications services revenues	7 341.5	6 242.3	17.6
Expenses	6 094.2	5 391.8	13.0
Operating profit	1 360.1	946.9	43. 6
Pretax income	1 019.7	1 481.2	(31.2)
Net profit*	717.2	1 062.2	(32.5)
OIBDA**	2 079.9	1 406.1	47.9
OIBDA profitability, %***	34.1	26.1	-
Sales profit profitability, %	22.3	17.6	-

According to OJSC "FETEC" General Director, the Company nowadays continues to lead policy of business soundness securing at the expense of diversification, controllable services share reducing in total earnings volume and services competitive ability increasing. The Company actively develops profitable business segments and terminates projects of low profitability with long payback long periods. OJSC "FETEC" 9M2005 revenues structure reflects the Company vigorous activity for data transmission service development, local telephone communication, as the vehicle for high profitability services delivery to subscriber and for work with inner operators.

As he said, OJSC "FETEC" declares itself as a major telecommunications operator and a major wholesale refiler. The Company is now implementing a project of fiberglass transmission lines construction that will be able to unite five regions of Far Eastern region into one multi service network (namely Primorsky, Khabarovsky, Amursky, Sakhalin regions and JAR). The project is aimed at Company expenses for channels rent reducing, transfer to the Companys own networks and free resources sale.

The Company started satellite network project implementation that will cover northern territories and will give the possibility of operating cost reducing and the Company presence at Far Eastern market widening.

As Mr. Alexeev noted, efficiency enhancement program is realized in the Company, the aim of which is expenses reducing for unprofitable directions, direct cost and personnel capacity optimizing.

Now efficiency enhancement work is in progress. We actively work at Far Eastern telecommunications services market and reconsider our activity inside the Company as well, noted Mr. Alexeev.

Communication services revenues growth dynamics, 9M2005

Services by type	9M2005, RUR mln.	9M2004, RUR mln	Chg. Y-o-y, %
Local traffic	2 763. 9	2 296. 2	20.4
Long-distance and international traffic	2 509. 6	2 403. 7	4.4
Communications operators services	1 010. 8	669. 9	50.9
New services	563. 0	349. 8	61
Wireless radio communications	228. 9	248. 8	(7.9)
Wire broadcasting	119. 9	116. 9	2.6
Documentary services	118. 0	122. 0	(3.2)
Other telecommunications services	15. 6	14. 8	5.4
Radio communication, radio broadcasting, television, satellite communication	11. 8	20. 2	(41.6)

Total	7 341.5	6 242.3	17.6

Communication services revenues structure change, 9M2005

Services by type	9M2005, RUR mln.	9M2004, RUR mln	Chg. Y-o-y, %
Local traffic	37.7	36.8	0.9
Long-distance and international traffic	34.2	38.5	(4.4)
Communications operators services revenues	13.8	10.7	3.1
New services revenues	7.7	5.6	2.1
Wireless radio communications	3.2	4.0	(0.8)
Wire broadcasting	1.6	1.9	(0.3)
Documentary services	1.6	1.9	(0.3)
Other telecommunications services	0.2	0.2	-
Radio communication, radio broadcasting, television, satellite communication	0.16	0.32	(0.2)

Internet access services revenues of OJSC "FETEC" during 9M2005 increased by 59.3 % in comparison with the same period and comprised RUR 540.1 mln. Subscriber base growth of Internet access service users comprised 32.4 %, 152 956 users (during efficiency enhancement program it was 115 580). DSL internet access services users subscriber base increased 5.9 times, up to 22 717 subscribers (during 9M2004 it was 3 869).

Internet access services rendering vigorous growth is connected with new users active canvassing and consumable services volume increasing.

As for 9M2005 results, OJSC "FETEC" shows its stable position at the cellular services market in Kamchatka and Magadan regions and presents high growth rates of cellular communication subscriber base in conditions of market demonopolization process and severe competitive struggle.****

In case of cellular communication services revenues slight decreasing, the Company increases subscriber base vigorously. During 9M2005 cellular communication subscribers quantity in Kamchatka and Magadan region increased 1.8 times and came up to 50 343 subscribers (in comparison with 9M2004 it was 27 772). Subscriber base in Kamchatka region increased 1.7 times up to 31 072 subscribers (18 259), in Magadan region it increased 2 times up to 19 270 users (9 513).

Cellular communication subscribers total number, including affiliate Akos subscribers (90 790 users), according to OJSC "FETEC" 9M2005 results comprised 141 133 subscribers.

Local telephone communication services revenues growth is determined by subscriber base growth, services sales volume and local communication rates increasing***** . As for the accounting period results, local traffic subscriber fee increased by 8.2 % up to 1 302 543 subscribers (1 204 701). The Company presents vigorous activity results in corporative customers sector, legal bodies quantity increased by 4.3 % from 187 633 subscribers to 195 622. Physical bodies subscriber base increased by 8.8 %, from 1 017 038 users to 1 106 921.

The Company revenues growth positive revenues influenced dynamics increase of alternative operators joining and traffic transmission.

Under efficiency enhancement program implementation, OJSC "FETEC" presents improved expenses control quality, revenues growth rate (+ 17.6%) exceeds over expenses growth rate (+13.0%).

On July 1st, 2005 OJSC "FETEC" started personnel capacity optimization campaign. As for the end of accounting period, payroll strength decreased by 6.7 %, 1 265 persons, and comprised 17 495 employees (18 760).

Income per employee increased by 21% up to RUR 422.2 thousand (RUR 348.8 thousand). Income per line increased by 6.2 % up to RUR 5.65 thousand (RUR 5.32 thousand). Lines quantity per employee increased by 13.9 % from 65.6 each to 74.7 each.

Prime cost for one ruble of earnings decreased from 85 kopecks to 82 kopecks.

9M2005 Expenses Structure

Expenses	9M2005,RUR mln.	9 M 2004,RUR mln.	Chg. Y-o-y, %
Labor remuneration	2 307.6	1 980.0	16.5
Social insurance allowances	549.7	596.4	(7.8)
Depreciation of fived assets	719.7	464.0	55.1
Material costs	350.6	317.9	10.3
Electric power	114. 0	105.0	8.6
Communication operators services expenses	371.0	280.8	32.1
OJSC Rostelecom services expenses	959.8	885.9	8.4
Outsourced services	335.1	360.1	(6.9)
Taxes and charges, included into expenses composition for ordinary activities	9.9	9.5	4.2
Other expenses	376. 8	392.2	(3.9)
Total	**6 094. 2**	**5 391.8**	**13.0**

Additional information about the Company can be found on web-site www.dsv.ru , in SKRIN system of complex information disclosure www.skrin.ru , IA «Interfaxc» www.interfax.ru , IA «AKM» www.akm.ru .

###

Information Policy Department
Telephone: +7 (4232) 208 500 (ext. 1550,1553), fax: +7 (4232) 408 030
pr@dsv.ru, ir@dsv.ru

**OJSC "FETEC" net profit as for 9 months 2005 activity results includes assets sale profit in the amount of RUR 860.8 mln(including 50% of CJSC Primtelephone equity capital shares holding). OJSC "FETEC" net profit as for 9 months 2005 includes assets sale profit in the amount of RUR 166.1 mln. (6.4 % of OJSC DalTelecomInternational equity capital shares holding)*
***Index «OIBDA» is calculated as operating income before depreciation and amortization*
****Index OIBDA profitability is calculated according to the formula: OIBDA/operating costs*
*****Big Three operators (MTS and Megafon) appearance in Magadan and Kamchatka regions*
****** From 1st of November, 2004 monthly subscriber fee was increased by 28.3 %for population and by 22.3 %for organizations. Therewith average monthly tariff for local traffic for 2004 comprised RUR 145 (VAT exclusive) in comparison with RUR 126 (VAT exclusive) in 2003.*

X-2

Anton Alekseyev, Dalsvyaz General Director: "Versatile service will pay"

Dalsvyaz (RTS: ESPK, MICEX: DLSV) has been announced the winner of the first competition in Russia for the right to render a versatile service in the remote regions of Russia. Within six months from the moment of announcement of the competition results the company will begin rendering payphone services at the rate of 0.33 rubles per minute of local telephone connection.

In total, the company will install 486 payphones in municipal districts of the Khabarovsk region that still have no telephones. The contract for the right to render versatile service in the Khabarovsk region will be valid for five years. Dalsvyaz plans to collect up to 54 million 866 thousand rubles annually as indemnifications from reserve funds of the versatile service.

According to Anton Alekseyev, General Director of the company, since 2006 Dalsvyaz, as well as all communication operators of Russia, will deduct to the versatile service fund some 1,2 % from their incomes (except for adjoint and throughput traffic), which will make about 100 million rubles. Being a competition winner only within the Khabarovsk region, the company will return now more than 50 % of its deductions, expand its presence in the region and raise proceeds providing payphone services (Dalsvyaz will provide versatile services in more than four hundred settlements of the Khabarovsk region that still have no telephones).

Anton Alekseev has emphasized, that Dalsvyaz networks allow developing the project with the least expenses and the project is favorable for the company, first of all from the economic point of view. "We pursue three purposes: economic, social and political. Besides economic benefits and granting communication services to the population in the remote areas of the Khabarovsk region with no telephony yet, Dalsvyaz will support the aspiration of the Ministry of Information and Communication of the Russian Federation to spread telephony all over Russia by 2008", mentioned Alekseyev. According to his words, the company will participate in all bids for versatile service whichever will be declared in the Far East.

Information and Analysis Department
Tel.: 8(4232) 208 500 (ext. 1550, 1553)
Fax: 8(4232) 408 030
E-mail: pr@dsv.ru , ir@dsv.ru

On October 21, 2005 at the Tender Committee session held within the Ministry of Communications and Information the envelopes have been opened with bids regarding the first two competitions in Russia for the right to provide versatile communications service in the Khabarovsk region. According to the Law on Communications effective since January 1, 2004 the versatile communications service includes the minimum set of telecommunication services guaranteed to the client by the state.

The services include payphones availability and points of collective access to the Internet. The fund of versatile service is formed at the expense of deductions from all telecommunication operators of the Russian Federation in the amount of 1.2% from their annual revenue net of VAT and expenses on traffic transfer.

The evaluation of bids for the right to offer versatile service arriving from communication operators is carried out according to two criteria: the amount of annual compensation of operators' expenses on providing respective services and time schedule of service commencing (which should not exceed six months) . The Ministry has already established the tariffs for the respective services – 0.33 rubles per minute of local connection and 2.93 rubles per 1MB.

X-3

Anton Alekseyev, General Director of Dalsvyaz: " We Have Unofficial Motto within our Company – Let's Spread the Internet all over the Far East"

Interview of Anton Alekseyev, OJSC Dalsvyaz General Director to PRIME TASS correspondent.

Correspondent: Mr. Alekseyev, General Director of OJSC Svyazinvest Valery Yashin mentioned several times that the development of new communication services is the most important task for interregional communication providers for the years to come. How is your company developing these new communication services?

A. A. -- When we talk about new services we normally have in mind TriplePlay service, which is voice, video and data transmission via one channel, and particularly these are the Video-On-Demand and IP-TV. But for the end of the year we plan to commence providing gaming and information television services in Vladivostok and then we shall fall into all seven regions of the Far East. Currently Dalsyaz awaits the respective licenses to be issued.

We see that there is demand on the market for Internet access services, which is especially visible in the Primorsky region. We want to offer our clients new quality service and shift from dial up (commutation access) to DSL (broad band dedicated line). There is a sort of non official motto within our company - Let's Spread the Internet over the Far East.

But the market of new services is the market of the future. In such a way, in 2004 new services within the structure of revenues of the company made 5%, in 2005 we intend to increase this portion in our revenues range up to 10% yet, and in the next year we want to reach 15%. In 2006 the company plans to invest in the development of new communication services around 300 million rubles.

If we take a look at the regions, the Primorsky branch will be the most active in terms of sales, this is due to good energy of business and of course to quality management within the branch. Now active sales started in Khabarovsky, Kamchatsky and Amursky branches.

Correspondent: What will be the basic financial indices for the 2005 and what are the plans for 2006?

A.A.: In 2005 we plan to earn around 10 billion rubles, in 2006 we put hard task to our management -- to preserve the revenues at the level of the current year. As you know, due to the introduction of new interaction rules with the associated operators in 2006, all interregional communication companies shall face a decline in revenues regarding long-distance and international networks.

Dalsvyaz plans to compensate revenues decline by increasing revenues from new communication services. As for revenues we are going to achieve the rate of 6-7% of 2005 revenues and by 10-12% of 2006 revenues. In 2005 EBITDA will also grow up to 2.300 billion rubles and in 2006 it shall make around 2.8 billion rubles. Besides, expenses will decrease while revenues will remain the same - in 2005 they will make around 8.780 billion rubles, in 2006 -- 8.007 billion rubles. Capital investments will remain more or less at the same level in 2005 -- 2.1

billion rubles, and in the next year -- around 1.8 -- 2 billion rubles. For comparison -- in 2004 investments volume totaled over 3 billion rubles.

Correspondent: In what way will local telephony evolve in the Far East?

A.A.: We perceive local networks as a bridge for the delivery of new non regulated services which are data transfer, gaming and information television services. We are going to develop local networks but as a sort of a vehicle. For the active advancement of new services we have all technical and technological possibilities: digitization of the network in the average makes around 67%, to be more exact it is higher in some regions and lower in the others. In Magadan for example the digitization level soon will be 100%, and in Vladivostok digitization made 85% in the beginning of the year.

Correspondent: Are we to expect tariffs rise with regards to local and long-distance communications in the Far East this year?

A. A.: We applied to the Federal Tariffs Service, and in October -- November they will examine this subject. We indicated in our application that local communication tariffs rise for the Far East should make from 15 to 20% for different areas, and long-distance networking tariffs will face 5% reduction. By the way, we worked out a conservative business plan for the next year which doesn't count on tariffs rise, which means that in 2006 we probably won't raise communication tariffs.

Correspondent: Please tell us about your company plans with respect to participation in competition for providing versatile services in the Far East Federal district.

A.A.: We submitted our proposal to Rossvyaz for participation in the two first -- of the announced -- tenders for versatile services using pay phones -- one for data transfer and the other for Internet access in the Khabarovsk region. Besides us there are four other bidders.

On October 21 the tender committee will make up the results and the winner will be the one who will offer the least amount of losses compensation to the company from providing versatile communications services. I hope we will be the winners! New tenders have been announced recently in our district and we are going to participate in those two. I'd like to tell you why we have decided to participate in the competition.

Next year Dalsvyaz is going to deduct to the versatile servicing fund, according to our calculations, over 100 million rubles (Communications operators should allot there 1.2% from their revenues except for adjoint and throughput traffic). We, as managers, who pursue the interests of the shareholders should use company revenues very rationally. Of course we want to return these deductions. Especially because versatile communication services are operated without loss, and we hope, under condition that we win the bid, to earn more than we deducted to the fund.

Participation in tenders will allow us not only to increase profits but also to enhance our presence in remote regions. In such a way we achieve several goals at once. First, we solve social problems providing communication services to the citizens. Second, we solve economical issues which I mentioned above. And thirdly, we achieve political goal. The Ministry of Informatization and Communications of the Russian Federation promised to cover whole Russia with telephone networks by the year of 2008, and we support this aim and participate in it. Frankly speaking, we want to be the first interregional company that installs telephones all over its territory which is part of our area of responsibility.

Correspondent: Uralsvyaz, another affiliated company of Svyazinvest, provides services under trade mark Utel now. Is it likely that Dalsvyaz introduces a single brand?

A.A.: It might be interesting but we are now facing other tasks. We have a three year strategic plan of company development, which we are guided by. In 2005 within that plan organizational and technical events were carried out and in the next year the company will be actively developing the system of service sales, and the year of 2007 will be marked by quality growth of client service.

Correspondent: What's new in Dalsvyaz cellular business?

A.A.: We formulated it three times already – we are not going to compete with the "Big Three". We have our own networks in Kamchatka and in Magadan, we own controlling stock of shares of Akos in Primor'e. Cellular business takes 3% in our structure of revenues which is around 300 million rubles per year. In 2006 we are going to increase proceeds from cellular business up to 420 million rubles. We plan to channel gained resources particularly to developing data transfer service.

Correspondent: Does Dalsvyaz have plans to buy cellular network operators to develop this branch of your activities?

A.A.: We are not going to buy cellular communication companies. By the end of 2004 Dalsvyaz had only 30,000 subscribers in Kamchatka and Magadan regions. By the end of 2005 Dalsvyaz will have around 170,000 subscribers: 70,000 in Kamchatka and Magadan regions and 100,000 in the Primorsky region (Akos).

As you can see, we do not look at cellular business as a generator of our proceeds. See for yourself. Let's take for instance our company Akos. We bought it for 100 million rubles and it will give us 80 million rubles profit this year, and in the next year it will bring 150 million rubles. This means that proceeds from cellular business, as from non-regulated communication service, are high but Dalsvyaz is not going to develop it seriously as it is not our profile. We have plans to buy our competitors – companies that work in the area of fixed communications. Dalsvyaz recently bought Sakhalinugol'-Telekom, and we are now in negotiations with the aim to purchase a number of other companies on the territory of the Far East.

Correspondent: Are you going to apply for a license on long-distance and international network services?

A.A.: No, this is not our business. Otherwise we would need to build network all around Russia, to have presence in all regions. Why do we need that? We are now at the stage of approval of our agency agreement with OJSC Rostelekom, and before the end of the year we are to sign it. It is appropriate for Rostelekom to hand over to the interregional companies, on contract basis, the work with individual subscribers within the process of providing long distance network services and clearing-off for these services.

Correspondent: Is Dalsvyaz planning to issue bonds?

A.A.: Bonded debt is quite probable in the second two quarters of 2006. Presumably, the amount of it can make 1.5 billion rubles. It will be aimed at restructuring of the accounts payable – extending terms of taking and reducing the interest rate for the earlier loans as well as upgrading of the network and enhancing of business.

We need to reduce the cost of our debentures now. I think that issuing bonds will pay better next year. The expected growth of Russia's credit rating in the end of the year will reduce profitability of new shares issue and will make loan servicing cheaper. So far Dalsvyaz issued only one bonded debt for one billion rubles and that for the period of three years.

Correspondent: Dalsvyaz has ADR program of the first level. Does your company plan to get on the second level in the nearest future?

A.A.: The value of our ADR's has doubled recently, and we see that they are on demand. Getting on the second level requires considerable financial expenses. It is wiser to let foreign investors to deal with our ADR's not only on the US off-exchange market but on European trading places as well. We are now working over such option.

X-4

Far East Telecom announces 1H 2005 un-audited financial and economic activity results according to International Financial Reporting Standards (IFRS)

Vladivostok, October 7, 2005. Open Joint Stock Company Far East Telecommunications Company (RTS: ESPK, MICEX: DLSV, OTC ADR: FEEOY), the leader on the Russian Far East Federal District telecommunications market, today announces 1H 2005 un-audited financial and economic activity results according to International Financial Reporting Standards (IFRS). Un-audited intermediate consolidated financial report is represented on the basis of balance-sheet, income statement and footnotes. Earlier FETEC has not announced reports of the kind*.

The report does not contain the information about comparable financial activity highlights for 6 months 2004. For the sake of comparison FETEC announces financial highlights for the year, ended in December 31, 2004, and the state as of December 31, 2004.

Main Financial Highlights of Income Statement

Highlights	1H 2005 (mln. RUR)	Results for 2004 (mln. RUR)
Revenue, including:	4 955,1	8 933,5
Revenue from telecommunications services	4877,1	8 752,5
Operating expenses before depreciation& amortization	(3 987,4)	(7 444,7)
OIBDA**	967,7	1 488,8
OIBDA margin, %	19,5%	16,7%
Depreciation& amortization	587,1	915,3
Operating profit	380,6	573,5
Efficiency from operating profit, %	8,3%	6,9%
EBIT	318,8	1 114,3
Net income	166, 3	756, 1
Efficiency of net profit, %	3,4%	8,5%

**OIBDA is calculated as revenue minus operating expenses before depreciation& amortization

As Anton A. Alexeev, FETECs CEO, says, Today, we have three goals to realize: obtaining financial robustness with the help of business diversification, costs optimization and creating of the efficient system to obtain control over subsidiaries and affiliate companies.

As Anton A. Alexeev, FETECs CEO, declares, FETEC actively works over decreasing of regulated services share in companys common revenue and to the end of 2005 plans to increase twice new telecommunications services share from 5% in 2004 up to 10% in 2005.

«As for the local telecommunications services, we consider them as the transport mean for the delivery of the new unregulated services, such as data transmission, play- and information- TV-services. Local telecommunication is planned to be developed, but as the mean for new services transmission. To the end of 2005 FETEC plans to represent Triple Play services on the telecommunications market. FETEC has all the technical and technological possibilities to realize it he emphasized.

The Efficient Activity Increase Program is realized in the company. The main condition of the Program is the excess of income growth speed over expenses growth speed. Firstly the program is aimed at the reduction of uneconomic directions of activity, the personnel and direct costs optimization.

From July 1, 2005 the personnel optimization campaign started in FETEC. If to take the results of the current year, 12% personnel reduction is estimated. As of the beginning of 2005 the actual personnel amount was over 18 700, as of October 2005 this highlight was less than 1 7500 and up to the end of the year will be reduced to 16 500. The personnel optimization is held by means of centralized services, organizational structure modernization, work measurement and equipment upgrade.

Company pays great attention to loan capital reduction, transmission of short-term liabilities into long-term liabilities, minimizing of payments with detached organizations, account receivable reduction.

As for capital expenditures, FETEC invests into operating process optimization, operating expenditures reduction, putting into operation of unregulated services and telecommunications infrastructure development. The direction of higher priority for investments is the realization of investment projects with the term of payback period from a year up to 3 years Anton A. Alexeev declares.

Pursuant to the words of Anton A. Alexeev, FETECs CEO: FETEC performs an active work, directed at the financial investments reduction and creating of the efficient system to obtain control over subsidiaries and affiliate companies. FETECs going to work with assets, which bring qualitative and quantitative payback for Companys business .

Summarizing 2005 results FETEC plans to get revenue equal to RUR 10 bln. - Anton A. Alexeev declares.

Telecommunications Services Revenue Structure

Highlights	1H 2005 (RUR mln.)	2004 Results (RUR mln.)
Long-distance telecommunications connections provision	1 397,6	2 599,7
Local telecommunications connections provisions	1 357,3	2 146,7
Services for Russian telecommunications operators	520,7	975,7
New services	373,8	490,2
Installation and linkup fee	276,7	728,7
International telecommunications connections provision	264,4	524,0
Cellular services	229,2	340,4
Other services	203,1	427,9
Radio- and telecasting	90,2	198,4
Data transmission and telematic services	88,8	160,8
Telecommunications channels lease provision	60,7	126,7
Documentary telecommunications services	14,6	33,3
Total: Summarizing all types of telecommunications revenues	**4 877,1**	**8 752,5**

Operating Expenditures Structure

Highlights	1H 2005 (RUR mln.)	2004 Results (RUR mln.)
Salary, other payments to employees and social payments	(1 985,9)	(3 776,0)
Telecommunications operators services costs Russian operators	(883,9)	(1 611,5)
Depreciation& amortization	(587,1)	(915,3)
Other operational expenditures, net	(534,6)	(893,7)
Material, repair works and services, municipal services	(426,0)	(871,8)
Taxes, excluding income tax	(86,9)	(144,9)
Doubtful receivables fund creation expenditures	(37,5)	(121,6)
Fixed asset retirement loss	(32,6)	(25,2)
Total: Operating Expenditures	**(4 574,5)**	**(8 360,0)**

The full variant of FETEC un-audited intermediate consolidated financial report according to International Financial Reporting Standards (IFRS) is represented on the Companys web-site www.dsv.ru (Investor Relations/Reports).

The additional information about the company you can obtain at www.dsv.ru , in the system of complex information disclosure www.skrin.ru , IA Interfax www.interfax.ru , IA AKM www.akm.ru

Information Policy Department
tel.: 8 (4232) 208 500 (ext. 1550, 1553) fax: 8 (4232) 408 030
E-mail: pr@dsv.ru , ir@dsv.ru

***Preparation principles of un-audited intermediate consolidated financial reports**
1H 2005 FETEC intermediate financial report was prepared according to IFRS with taking into consideration a number of restrictions, enumerated in the chapter Restrictions&Assumptions. Intermediate consolidated financial report is represented on the basis of balance-sheet, income statement and footnotes. This report does not contain all the necessary information disclosure, required in accordance to IFRS relating to intermediate financial report. However, Companys top-management considers the volume of the report to be sufficient for obtaining the appropriate outlook about 1H 2005 financial and economic activity results.

1H 2005 report according to IFRS is represented by FETEC the first time; earlier FETEC has not announced reports of the kind. The above-mentioned report is FETEC un-audited intermediate consolidated financial report. The auditing procedures, reviews and other analogical procedures wont be held in relation of it. At the same time, taking into consideration FETEC experience in the field of submitting reports according to IFRS, Company considers the users can rely on the report. FETEC, its subsidiaries and affiliate companies keep books in RUR and make financial reports pursuant to Federal Law of the Russian Federation About Accounting. The preparation of the above-mentioned un-audited intermediate consolidated financial report has been fulfilled by FETEC on the basis of un-audited financial reports of FETEC, its subsidiaries and affiliate companies, made in the format, required by International Financial Reporting Standards with taking into consideration the assumptions, described further.

Restrictions and Assumptions in 1H 2005 FETEC report
During preparation of the un-audited intermediate consolidated financial report FETEC implemented the volume of procedures less than could be held during preparation of financial report according to IFRS. In this connection FETEC adopted the assumptions, including the assumption related to IFRS fixed assets cost, fair assets cost and subsidiaries liabilities, purchased in 2005, pension plan liabilities, deferred revenues, reserves for fixed assets depreciation, inventory and account receivable. Actual financial highlights of the report for the year, ended December 31, 2005 may differ from financial highlights of the present financial report, which is connected with specification of the information about assumptions, adopted by the Company, and with other information forthcoming.

The present un-audited intermediate consolidated financial report does not contain the information about comparable financial activity highlights for 6 months 2004. For the sake of comparison the Group announces financial highlights for the year, ended in December 31, 2004, and the state as of December 31, 2004.

The list of assumptions to FETEC un-audited intermediate consolidated financial report does not disclose all the information, the disclosure of which is required by IFRS. The list of assumptions to FETEC annual consolidated financial report may disclose the information in the volume more, than it is disclosed in the present FETEC un-audited intermediate consolidated financial report.

X 5

Dalsvyaz GovernanceWatch Revised To Developing From Negative On Governance Improvements

MOSCOW (Standard & Poor's) Sept. 2, 2005 - Standard & Poor's Governance Services said today that its corporate governance scores (CGS) of 'CGS-4+' and 'CGS-4.8' (Russia national scale) on Far Eastern Telecommunications Co. JSC, commonly referred to as Dalsvyaz, remain on GovernanceWatch, but the implications have been revised to developing from negative. The scores were originally placed on GovernanceWatch on Feb. 28, 2005, on concerns about the limited disclosure of information regarding the tax claims issued to the company.

The revision of the GovernanceWatch reflects improvements in several areas of Dalsvyaz's corporate governance. Standard & Poor's will continue to closely monitor the situation and may perform an interim CGS review once additional information on the company's accounting and information disclosure policies becomes available in the course of the continuing litigation.

Like most Russian companies, Dalsvyaz is exposed to risks of selective law enforcement. The back tax claims presented to the company amounting to about $25.7 million may be a manifestation of such risks. It is our understanding that the company's accounting policies with regard to revenue recognition were not different from the policies of the other subsidiaries of Svyazinvest, Dalsvyaz's controlling shareholder.

"The company has not yet disclosed the specifics of the tax claims and provides limited information on its strategy of challenging these claims in court, which constrains the CGS," said Standard & Poor's governance analyst Oleg Shvyrkov. "This governance weakness is balanced by improvements in other areas of corporate governance, including the greater role played by the board, stronger representation of independent directors on board committees, and favorable regulatory changes.

"The overall CGS on Dalsvyaz is the result of four component scores on the global and Russia national scales of 1 (low) to 10 (high). Please note that these component scores have changed, although the overall scores remain the same. The global scale score is shown first below, and the Russia national scale score second:

Ownership structure and external influences 4/4.4
Shareholder rights and stakeholder relations 6+/6.8
Transparency, disclosure, and audit 4+/4.5
Board structure and effectiveness 4+/4.7

The main strengths of corporate governance practices at Dalsvyaz include:

- The stronger board representation of independent directors. The majority of audit committee members are independent, and independent directors also occupy one-half of the seats on two other committees. The board and its committees conduct regular meetings and engage in discussions on a broad range of issues.
- The fact that the company's exposure to the negative aspects of regulation is decreasing. In 2005, the government waived the fixed-line operators' obligation to offer discounted services to socially sensitive groups of subscribers. Previously, the government had been compensating service providers irregularly and only partially. Despite their limitations, other regulatory initiatives, including the recent launch of the universal service program and the expected liberalization of long-distance services, create the potential for greater transparency of social policy and clearer rules for competition in the telecoms industry;
- The ability of management and the minority shareholders to influence Svyazinvest. Recent board decisions on several strategic issues have been welcomed by the minority investors.
- Shareholder meeting procedures, which are generally in line with those of well-governed companies.
- The company's proactive approach to investor relations, reflecting guidelines stipulated in Dalsvyaz's by-laws.

Standard & Poor's analysis, however, identified several weaknesses in the company's governance system, including:

- The limited disclosure of information on the specifics of back tax claims presented to the company in February 2005 and Dalsvyaz's strategy of challenging these claims in court.
- The domination of the board by Svyazinvest and government representatives. Although most board committees enjoy some degree of autonomy, none of them is fully composed of independent directors. Controversial strategic decisions imposed by Svyazinvest in the past continue to negatively affect Dalsvyaz's financial performance.
- Board compensation, which is tied to short-term financial performance. This encourages short-term focus.
- The company's dependence on the fairness and transparency of the privatization process of its parent. Government officials have been making contradictory statements that obscure the exact terms and timelines of these initiatives.

The delay in publishing IFRS accounts for 2004. For historical reasons, the auditor's opinion is qualified.

The fact that chairman of the audit committee is not fully independent. In addition, only one of the independent committee members qualifies as a financial expert and the effectiveness of the newly composed committee has yet to be proven.

Information on ratings and corporate governance scores is available to subscribers of RatingsDirect, Standard & Poor's Web-based credit analysis system, at www.ratingsdirect.com. It can also be found on Standard & Poor's public Web site at www.standardandpoors.com; under Credit Ratings in the left navigation bar, select Find a Rating, then Credit Ratings Search. Corporate Governance reports are available on the governance section of this site at www.governance.standardandpoors.com, and on the Russian language Web site at www.standardandpoors.ru. Alternatively, call one of the following Standard & Poor's numbers: Client Support Europe (44) 20-7176-7400; London Press Office Hotline (44) 20-7176-3605; Paris (33) 1-4420-6708; Frankfurt (49) 69-33-999-225; Stockholm (46) 8-440-5916; or Moscow (7) 095-783-4017. Members of the media may also contact the European Press Office via e-mail on: media_europe@standardandpoors.com.

X-6

Dalsvyaz released its 2004 full year results in accordance with International Financial Reporting Standards (IFRS)

Vladivostok, August 4, 2005: Far East Telecommunications Company (RTS: ESPK, MICEX: DLSV, NYSE: FEEOY), the leading fixed and mobile telecom operator of the Far Eastern region of Russia, released its 2004 full year results in accordance with International Financial Reporting Standards (IFRS). The Companys 2004 IFRS financial statements were audited by Ernst & Young Vneshaudit.

- 2004 revenue increased by 30.2% to RUR 8,933.5 million;
- OIBDA rose 61.0% to RUR 1,488.8 million;
- OIBDA margin was 16.7% versus 13.5% in 2003;
- Operating profit surged 165,1% to RUR 573.5 million;
- Net profit totaled RUR 756.1 million, an increase of 338.0% year-on-year.

Financial Highlights, 2003 2004

RUR million	2004	2003*	Change 2004/2003, %
Revenue	**8,933.5**	**6,862.5**	**+30.2**
Revenue from telecom services	8,752.5	6,728.3	+30.1
Operating costs before depreciation	**(7,444.7)**	**(5,937.7)**	**+25.4**
OIBDA*	**1,488.8**	**924.8**	**+61.0**
OIBDA margin,%	16.7%	13.5%	+23.7
Depreciation	**915.3**	**708.5**	**+29.2**
Operating profit	**573.5**	**216.3**	**+165.1**
Operating margin, %	6.9%	3.3%	+109.1
Pre-tax profit	**1,114.3**	**317.4**	**+251.1**
Net profit	**756.1**	**172.6**	**+338.0**
Net margin, %	9.0%	2.6%	+246.2

**All the changes and amendments made to the Companys 2003 financial statements as reported last year are explained by 2004 changes in the Companys accounting policies as well as financial statements presentation format.*
**OIBDA is calculated as income deducted by operating expenses before amortization*

Far East Telecommunications Companys CEO Anton Alexeev commented: In 2004 the Company managed to enhance its performance and achieve significant efficiency improvements despite intense competition.

Revenues increased by 30.2% to RUR 8,933.5 million on the back of impressive growth demonstrated by local telecommunications services, value-added services and mobile business. Due to control over costs, operating profit surged 165.1% year-on-year to RUR 573.5 million.

In 2004 the Company made substantial investments into network development and expansion, continued laying out trunk lines and local access networks, which will enable the Company to deliver any type of voice and data to every client in the Far Eastern region of Russia.

This year we concentrate our efforts on volume growth and quality improvement of the business, maximization of profits and market capitalization. We concentrate on value-added services that are not subject to government regulation, are highly profitable and pay back quickly.

An equally important task faced by the management in 2005 is optimization of costs associated with every business line. Our capital expenditure policy is formed on the basis of the Companys commercial needs: we invest into development of businesses with significant growth potential. We also strive for decrease in spending on network maintenance in remote districts with low population density.

OPERATING AND FINANCIAL PERFORMANCE OVERVIEW

REVENUE: In 2004 total revenue amounted to RUR 8,933.5 million (+ 30.2%), while revenue from telecom services was RUR 8,752.5 million (+ 30,1%).

Revenue growth was driven primarily by subscriber base expansion and higher local access tariffs, long-distance traffic growth, and value-added services development.

Local Telecommunications Services

2004 revenue from local telecom services increased by 31.9% to RUR 2,875.4 million on the back of the following:

- Increase in fixed lines by 115,702 (+10, 2%). Total number of fixed lines at the end of 2004 was 1,246,000 compared to 1,130,298 at the end of 2003;
- Increase in monthly subscription fee by 28.3% for households and by 22.3% for corporates as of November 1, 2004. As a result, average monthly subscription fee for 2004 totaled RUR 145 (excluding VAT) compared to RUR 126 in 2003.
- Increase in installation revenues by 62.7% to RUR 728.7 million.

Long-Distance Services

Revenue from domestic long-distance services rose 9.1% to RUR 2,599.6 million, on the back of 12.3% traffic growth. International long-distance revenues amounted to RUR 524.0 million, an increase of 8.1% year-on-year. International long-distance traffic grew by 7.5%.

Value-Added Services

In 2004 value-added services (VAS) demonstrated impressive growth rates. Compared to 2003, VAS revenue (including data transmission) rose 34.3% to RUR 651.0 million.

Internet revenues totaled RUR 467.0 million (+50,6%). At the end of 2004, number of dial-up Internet subscribers amounted to 126,518 versus 115,364 in 2003, an increase of 9.7% year-on-year. DSL client base reached 7,915 subscribers compared to 1,465 in 2003 (+440%).

Mobile Services

2004 mobile revenues amounted to 340.5 million, an increase of 45.2% year-on-year. Mobile subscriber base surged 160% to 32,098 subscribers (20,360 subscribers in Kamchatskaya Oblast and 11,738 subscribers in Magadanskaya Oblast).

Revenue from Operators

Revenue from operators played a significant part among other factors that led to total revenue growth. Total revenue from operators surged 243.6% to RUR 975.7 million. 2004 revenue from operators other than Rostelecom reached RUR 636.1 million versus RUR 140.8 million in 2003 (+351.8%) due to service range expansion and introduction of unified servicing terms. Revenue from Rostelecom totaled RUR 339.6 million compared to RUR 143.1 million in 2003 (+137.4%), mainly due to the introduction of a new settlement system in summer 2003.

Revenue Structure and Dynamics, 2003 2004

	2004 RUR mln	Share in total, %	2003 RUR mln	Share in total, %	Change. 2004/2003, %
Domestic long-distance services	2,599.6	29.7%	2,383.6	35.4%	+9.1%
Local access	2,146.7	24.5%	1,732.2	25.7%	+23.9%
Revenue from operators	975.7	11.1%	283.9	4.2%	+243.6%
Installation fees	728.7	8.3%	447.8	6.7%	+62.7%
International long-distance services	524.0	6.0%	484.8	7.2%	+8.1%
Value-added services	490.2	5.6%	331.2	4.9%	+48.0%
Other services	427.8	4.9%	333.5	5.0%	+28.3%
Mobile services	340.5	3.9%	234.5	3.5%	+45.2%
TV and radio	198.4	2.3%	182.1	2.7%	+8.9%
Data transmission and telematic services	160.8	1.8%	153.5	2.3%	+4.7%
Leased lines	126.6	1.4%	130.2	1.9%	-2.7%

Telex, telefax, etc.	33.2	0.4%	30.7	0.5%	+8.3%
TOTAL	**8,752.5**	**100%**	**6,728.3**	**100%**	**+30.1%**

OPERATINC EXPENSES: Due to the cost cutting program, the Company managed to stop the negative trend of higher growth rates of costs compared to revenues. For the first time in the past years, 2004 operating expenses increased by 25.4% while revenues grew 30.2%. 2004 operating expenses totaled RUR 8,360.0 million.

Key factors that led to operating expenses growth in 2004 were the following: higher staff costs due to the need to increase salaries to more competitive levels, and increased interconnect charges on the back of change in the settlement system with Rostelecom and long-distance traffic growth.

2004 interconnect charges totaled RUR 1,611.5 million, an increase of 43.7% year-on-year due to long-distance traffic growth and the introduction of the new settlement system with Rostelecom (the new settlement system was introduced as of August 1, 2003). In 2004 payments to Rostelecom increased by 44.9% to RUR 369.4 million compared to RUR 1,192.6 million in 2003.

2004 staff costs (including redundancies, benefits and payroll taxes) rose 24.0% to RUR 3,776.0 million. Average 2004 monthly salary amounted to RUR 12,011 versus RUR 9,926 in 2003. Average headcount decreased by 1.8% to 18,627 employees.

In 2004 bad debt expense totaled RUR 121.6 million, a decrease of 3.3% year-on-year due to the fact that in the fourth quarter of 2004 the government has repaid RUR 52 million of the amount overdue to the Company for services provided to socially important customers, which resulted in a decrease in bad debt provision and lower bad debt expense.

Materials, repairs, maintenance and utilities costs increased by 2.3% to RUR 871.8 million as a result of inflation.

Taxes other than on income amounted to RUR 144.9 million, an increase of 43.9%, due to higher taxable base.

As a result, 2004 OIBDA surged 61.0% to RUR 1,488.8 million, OIBDA margin reached 16.7% versus 13.5% in 2003. Depreciation expense increased by 29.2% to RUR 915.3 million due to commissioning of fixed assets purchased under leasing contracts. 2004 operating profit rose 165.1% to RUR 573.5 million.

Operating Expenses Structure and Dynamics, 2003 2004

	2004 RUR mln	Share in total, %	2003 RUR mln	Share in total, %	Change. 2004/2003, %
Wages, salaries, other benefits and payroll taxes	3,776.0	45.2%	3,046.4	45.8%	24%
Interconnect charges	1,611.5	19.2%	1,121.7	16.9%	43.7%
Depreciation	915.3	10.9%	708.5	10.7%	29.2%
Materials, repairs and maintenance, utilities	871.8	10.4%	852.1	12.8%	2.3%
Taxes other than on income	144.9	1.7%	100.7	1.5%	43.9%
Bad debt expense	121.6	1.5%	125.7	1.9%	-3.3%
Loss on sale of PP&E	25.1	0.3%	34.6	0.5%	-27.3%
Other operating expenses	893.7	10.7%	656.4	9.9%	36.1%
TOTAL	**8,360.0**	**100%**	**6,646.2**	**100%**	**25.8%**

OTHER INCOME/LOSS: Net interest expense increased by 167% to RUR 283.3 million due to growth in interest payments on leasing contracts.

Income from sale of associates (including 50% of PrimTelefon, 40% of DVSS-900, 30% of Khabarovsk Cellular Telephone) totaled RUR 584.2 million.

Net profit reached RUR 756.1 million, an increase of 338% year-on-year.

CAPITAL EXPENDITURE*: 2004 CapEx increased by 12% year-on-year to RUR 1,317.6 million. Approximately 80% was invested in the traditional telecom services development, 10% - into construction of data transmission networks, and 5% - into VAS development.

As a result, due to expansion and modernization, installed capacity of the network increased by 13% to 1,508,117 lines versus 1,330,698 lines in 2003. Utilized capacity grew by 10% to 1,258,936 lines versus 1,142,461 lines in 2003. Digitalization level reached 61.7% compared to 48.3% a year ago. Number of fixed line subscribers increased by 115,702 lines, penetration totaled 24% (20.5% in 2003).

**CapEx amounts provided in the press release are given in accordance with the Companys IFRS cash flow statement for the respective year. CapEx includes purchase of property, plant & equipment and purchase of intangible assets.*

DEBT: At the end of 2004 total loans and borrowings of the Company (including financial lease obligations) amounted to RUR 3,279.9 million, a 47% increase year-on-year. Growth in borrowings is explained by the implementation of an active investment program. However, the management of the Company executes strict control over the borrowing program aimed at debt burden and interest expense optimization.

Full version of the Far East Telecommunications Companys 2004 IFRS financial statements is available in the Investor Section of the Companys web-site (www.dsv.ru).

Additional information on the Company can be found at www.dsv.ru, in the information disclosure system SKRIN at www.skrin.ru , at www.interfax.ru , and www.akm.ru . For further details please contact:

Far East Telecommunications Company PR Department
Tel.: (+74232) 208 500 (extensions 1550 &1553)
Fax: (+74232) 408 030
pr@dsv.ru
ir@dsv.ru

X-7

Summary
of the Press-release on OJSC Far-Eastern Telecommunication Company purchasing CJSC Akos
(the "Summary")

The Summary provides information about purchasing by OJSC Far-Eastern Telecommunication Company 92,26% of shares in CJSC Akos at the price of USD 3,500,000.

IX-8

Summary
of the Press-release on the OJSC Far-Eastern Telecommunication Company's Board of the Directors settling the agenda of the Annual Stockholders' General Meeting
(the "Summary")

The Summary provides information about settling by the OJSC Far-Eastern Telecommunication Company's Board of the Directors the agenda of the 2004 Annual Stockholders' General Meeting. The agenda includes the following items:

1. Approval of the annually report and financial statements;
2. Allocation of dividend payment for 2004;
3. Election of members of the Board of Directors;
4. Election of members of the Board of Auditors;
5. Approval of the OJSC Far-Eastern Telecommunication Company's auditor;
6. Approval of amendments to the Charter;
7. Approval of amendments to the Regulations on the Board of Directors;
8. Approval of amendments to the Regulations on Stockholders' General Meeting Procedure;
9. Defining remuneration of the members of the Board of Directors.

X-9

Summary
of the Press-release on Fitch Ratings affirming the OJSC Far-Eastern Telecommunication Company's credit rating at level "B"
(the "Summary")

The Summary provides information about Fitch Ratings changing the OJSC Far-Eastern Telecommunication Company's long-term priority unsecured credit rating to level "B". The OJSC Far-Eastern Telecommunication Company's short-term credit rating is affirmed at level "B".

X-10

Summary
of the Press-release on the OJSC Far-Eastern Telecommunication Company's Board of the Directors defining the date and the place of the 2004 Annual Stockholders' General Meeting
(the "Summary")

The Summary provides information about defining the date and the place of the 2004 Annual Stockholders' General Meeting by the OJSC Far-Eastern Telecommunication Company's Board of the Directors:

Date – 14.06.2005.

Place – 36, Praporschik street, Vladivostok.

X-11

Summary
of the Press-release on OJSC Far-Eastern Telecommunication Company purchasing LLC BIT
(the "Summary")

The Summary provides information about purchasing by OJSC Far-Eastern Telecommunication Company 100% of participation in LLC BIT at the price of USD 5,000,000.

X-12

Summary
of the Press-release on the OJSC Far-Eastern Telecommunication Company's Board of the Directors approving the lists of candidates for the members of the OJSC Far-Eastern Telecommunication Company's Board of the Directors and Board of Auditors
(the "Summary")

The Summary provides information about approving by the OJSC Far-Eastern Telecommunication Company's Board of the Directors the lists of candidates for the members of the OJSC Far-Eastern Telecommunication Company's Board of the Directors and the Board of Auditors. The candidates are to be approved by the 2004 Annual Shareholders' General Meeting. The OJSC Far-Eastern Telecommunication Company's Board of the Directors consists of 11 Directors and there are 17 candidates. The OJSC Far-Eastern Telecommunication Company's Board of Auditors consists of 5 Directors and there are 5 candidates.

X-13

Summary
of the Press-release on OJSC Far-Eastern Telecommunication Company selling its share in OJSC "Dal Telecom International"
(the "Summary")

The Summary provides information about selling by OJSC Far-Eastern Telecommunication Company 6,45% of shares in OJSC "Dal Telecom International" at the price of USD 7,975,000.

Arbitrage Postponed until April 12, 2005 the Hearing of Dalsvyaz Claim to IRIFTS about Collecting Company's Tax Debt for 2001-2002

On March 14, 2005 the preliminary session of the Moscow Arbitration Tribunal was held to hear OJSC Dalsvyaz claim to recognize void the decision of the Interregional inspection № 7 of the FTS "to bring the company to tax account for tax violation" regarding collection of sums, that are the issue of complaint, in the amount of 461,059 thousand rubles and the respective penalties.

Upon results of the session the Arbitration Tribunal of Moscow suggested to the parties to produce additional evidence to justify their claims and postponed hearing of the case at the preliminary session until April 12, 2005. Earlier the Arbitration Tribunal suspended the effect of the IRIFTS № 7 decision regarding collection of that debt from Dalsvyaz. Please be advised that it was decided to bring the Society to tax account upon results of the in-situ scheduled revision of its activity in 2001 – 2002.

The revision in the company was carried out from June 23 to November 26 2004. The amount of tax authorities' claim to the Society with regards to its activity results in 2001 and 2002 made 718 million rubles from which 461.8 million rubles refer to taxes and 256.2 million rubles are fines and penalties. Revision report says that the main part falls on profit tax – 244.5 million rubles and VAT -- 209.2 million rubles.

Since 1994 (when the company was registered) the activity of Dalsvyaz has been yearly subjected to scheduled revisions and none of the times Controlling authorities would have any claim to the company.

The company does not agree with conclusions of the IRIFTS № 7, dealing with major tax-bearers, with regards to all additionally collectible sums and defend its rights in court. Dalsvyaz considers that the case in question has good judicial perspective and the company will be able to prove that tax authorities' claims are not justified.

According to company activity results in 2001 and 2002 its profit prior to taxation made 483,672 thousand rubles (in 2001 – 197, 767 thousand rubles, in 2002 -- 285, 905 thousand rubles). Profit tax has been paid out in the amount of 252, 346 thousand rubles (in 2001 -- 48, 514 thousand rubles, in 2002 -- 203, 832 thousand rubles).

OJSC Dalsvyaz is a fair and law-abiding tax bearer, and claims like this on part of controlling authorities have been raised for the first time for the whole period of its activity. As a diligent tax bearer in 2001 OJSC Dalsvyaz received the respective letter of thanks from the Inspection of the Ministry of Taxes and Tax Collection of Russia.

X-15

Anton Alexeev was appointed as Chief Executive Officer of the Far East Telecommunications Company

VLADIVOSTOK, February 2, 2005 Open Joint Stock Company Far East Telecommunications Company (OTC ADR: FEEOY), the leader on the telecommunications market of the Russian Far East, today announces that 01 February, 2005 Anton Alexeev was appointed as a new CEO. The contract with Mr. Alexeev was signed for two years.

As **Eugene Yurchenko**, a Chairman of the Board of Directors, said, the directors made the decision about the appointment of Anton Alexeev unanimously. He also confirmed that members of the Board of Directors consider him as a high professional leader. During the period of his working at the telecommunications industry, he proved himself as purposeful, confident, qualified, and far-seeing leader. Totally he worked at the telecommunications industry during 12 years, 9 of which as a high level manager.

Igor Repin, a Head of Staff and Compensation Committee of the Board of Directors and Investors Rights Protection Association CEO, by commenting the event said that candidature of Alexeev was previously considered and approved by the Committee. The Board of Directors asked Alexeev a lot of different questions about the company and its perspective. The Board of Directors was satisfied by his answers and it approved his appointment.

Biography: Anton A. Alexeev was born October 2, 1968 in the Leningrad (now Saint Petersburg).

Education: Saint-Petersburg Academy of Instrument-Making. Major is Engineer-Researcher. International Saint Petersburg of Management MBA.



Experience:
1996-1999 Marketing Director of RadioTel OJSC;
1999 2001 Deputy Marketing Director of PeterStar CJSC;
2001-2002 Deputy Vise President of the Business Development, Deputy CEO and Commercial Vise President, Peterburg Transit Telecom CJSC;
2002-2005 First Deputy Director of Moscow Brunch of Rostelecom OJSC International and Long Distance Telephone.

###

To receive more information, please, contact Investor Relation Department: tel. +7(4232) 208-500, ext. 1306 or e-mail to: ir@dsv.ru;

About the company: Open Joint Stock Company Far East Telecommunications Company (Dalsvyaz in Russia) is the leader on the telecommunications market on the Russian Far East. Its licensed area covers the territory of 2,000 thou sq km with population over 5.6 million people. Dalsvyaz owns 87% of local, 81% of long-distance and international communications, 72% of Internet market, and 4% of cellular market. Dalsvyaz OJSC is the subsidiary of Svyazinvest OJSC, which holds 38% of companys share capital. In addition to RTS and MICEX, companys shares are traded on the over-the-counter market of USA (ADR of the 1st level). To see more information about ADR, please, visit www.adr.com. Companys official web site is www.dsv.ru.

X-16

Summary
of the Press-release on listing on OJSC Far-Eastern Telecommunication Company securities

The Summary provides information about conclusion of listing contracts with Closed Joint Stock Company "Moscow Interbank Currency Exchange". OJSC Far-Eastern Telecommunication Company ordinary and preferred shares are listed in quotation list “B” of Moscow Interbank Currency Exchange CJSC.

X-17

OJSC FETEC announces an Extraordinary General Meeting of Shareholders

On July 25th 2006 the Board of Directors of OJSC FETEC (Russian Telecommunication Network: ESPK, Moscow Interbank Currency Exchange: DLSV, USA OTC market: FEEOY, Frankfurt and Berlin Exchanges: D7A), made a decision to call an Extraordinary General Meeting of Shareholders at the request of OJSC Svyazinvest, holder of 48 330 683 common shares of OJSC FETEC, in accordance with Clauses 53 and 55 of Federal Law on Joint Stock Companies and OJSC FETEC Bylaws and Provision for Audit Committee.

Agenda of the Extraordinary Meeting of Shareholders:

1. Early termination of the powers of the Company Board members
2. Election of the Company Board members
3. Determination of the amount of the Company Board members annual fee
4. Election of the Company Audit Committee member.

By the decision of the Board of Directors the Extraordinary General Meeting of Shareholders will be held in Vladivostok on September 28th 2006.

Shareholders owing in aggregate at least 2 percent of the Company voting shares may propose candidates to the Company Board of Directors. Such proposals shall be received by the Company at least 30 days before the EMS date.

The list of persons entitled to participate in the Extraordinary General Meeting of Shareholders will be made according to Share Register as of July 28th 2006.

###

Research and Information Department
Tel.: (+74232) 208 500 (ext. 1550,1553), fax: (+74232) 408 030
pr@dsv.ru , ir@dsv.ru

X - 18

Net Profit without the sale of financial investments for the 1st half of 2006 is 2.8 times up on the same period of 2005 according to the RAS unaudited statements

Vladivostok – July 25, 2006. OJSC Dalsvyaz (RTS: ESPK, MICEX: DLSV, US OTC market: FEEOY, Frankfurt and Berlin Stock Exchanges: D7A) announces the unaudited results of the financial and economic activities for the 1st half year of 2006 according to the Russian Accounting Standards (RAS)..

Indicator	1st Half of 2006, mln rub	1st Half of 2005, mln rub	Change, %
Sales Revenues	5113.9	4867.0	5.1%
Revenues from Communications Services	4840.8	4793.3	1.0%
Expenses	3729.3	4089.7	(8.8%)
Sales Profit	1384.5	777.2	78.1%
Profit before Tax	985.3	615.7	60.0%
OIBDA (1)	1945.9	1249.2	55.8%
OIBDA Margin (2)	38.1%	25.7%	
EBITDA (3)	1687.3	1204.7	40.1%
EBITDA Margin (4)	33.0%	24.8%	
Net Profit (5)	719.8	427.2	68.5%
NP Margin	14.1%	8.8%	
Net Profit without the Sale of Financial Investments	719.7	261.0	175.7%

According to Director General of OJSC Dalsvyaz Anton Alexeev, the results of the 1st half of 2006 confirm the trend towards improvement of the Company's operating efficiency indicators and make it possible to speak of a steady business growth against the background of increasing financial stability.

Operating Efficiency Indicators

- Income growth by 5.1% and cost reduction by 8.8%;
- Number of employees on payroll reached 15 785 persons as of June 31, 2006 which is by 879 persons (6) or 5.5% down on January 1, 2006;
- Income per employee has increased by 19.6% to 324.6 thou rub (271.4 thou rub.);
- Number of lines per employee has increased by 23.2% to 89.8 lines (72.9);
- Cost per ruble of revenues is down by 13.2% to 72.9 (84.0 kop).

Income Dynamics Based on the Results of the 1st Half of 2006

Types of Service	1st Half of 2006, mln rub	1st Half of 2005, mln rub	Change, %
Domestic and International Long-Distance Communications (7)	-	- 1 115.40	(100%)
Intra-Zone Telephone Communications	827.6	610.6	35.5%
Local Communications	2 006.7	1 828.0	9.8%
Radio and TV Broadcasting, Satellite Communications	9.7	7.9	22.8%
Wireless Communications	199.8	148.5	34.5%
Wire Broadcasting	82.7	79.1	4.6%
Internet Access, Data Transmission	573.2	365.3	56.9%
Documentary Telecommunications	76.4	77.4	(1.3%)
Other Communications Services	56.1	10.3	444.7%
Interconnection and Traffic Transit Services (8)	1 008.7	548.0	84.1%
Assistance Contract Services (7)	149.7	2.8	5 246.4%

Other Sales Revenues (Non-Core Activities)	123.3	73.7	67.3%
TOTAL	**5 113.9**	**4 867.0**	**5.1%**

Dynamics of the Subscriber Base and New Services Based on the Results of the 1st Half of 2006

- Share of Internet access, data transmission, mobile telecommunications services in the structure of the Company's revenues totals 15,1%;
- Subscriber base of dial-up Internet users has increased by 21.7% to 179 989 subscribers (as of beginning of year – 147 936 subscribers);
- Subscriber base of broadband Internet users has increased by 78.3% to 59 541 subscribers (at the beginning of the year – 33 387 subscribers), including a 72.4% growth in the DSL Internet user base – up to 45 567 subscribers (as of beginning of year – 26 419 subscribers);
- Mobile communications subscriber base9 has grown by 27.0% to a total of 83 462 subscribers (Kamchatka Region – 48 851 (as of beginning of year – 39 497), Magadan Region – 34 611 (as of beginning of year – 26 242));
- Number of main telephone sets has increased by 0.7% to reach 1 344 093 numbers (as of beginning of year –1 321 144 numbers)

Expense Dynamics Based on the Results of the 1st Half of 2006

Expenses	1st Half of 2006, mln rub	1st Half of 2005, mln rub	Change, %
Labor Costs	1394.2	1549.6	(10.0%)
Social Insurance Deductions	351.4	384.6	(8.6%)
Depreciation of Fixed Assets	561.3	471.9	18.9%
Material Costs	241.3	240.0	0.5%
Power , Heat Energy	147.4	95.7	54.0%
Expenses on Communications Operator Services (Other than OJSC Rostelecom)	428.3	229.4	86.7%
Expenses on OJSC Rostelecom Services	53.4	641.6	(91.7%)
Third Party Services	502.5	469.5	7.0%
Allocations for Universal Service Provision	45.3	-	100.0%
Taxes and Levies Included in Expenses on Ordinary Activities	4.2	7.4	(43.2%)
TOTAL:	**3729.3**	**4 089.7**	**(8.8%)**

Labor costs and social insurance deductions in the 1st half of 2006 are down by 188.6 mln rub. or 9.8% on the same period of 2005. It has come as a result of the Company's headcount optimization program.

Depreciation expense is up by 89.4 mln rub. or 18.9% due to commissioning of fixed asset facilities. The share of this costs element in the cost structure is up from 11.5% to 15.1% (high level of depreciation expense is typical of high-tech industries).

Expenses on the communications services provided by OJSC Rostelecom are down 12 times in view of entry into force of bylaws governing the interaction of zone and long-distance communications operators. From January 1 OJSC Dalsvyaz does not provide domestic and international communications services and incurs no related expenses. In 2006 the bulk of expenses is accounted for by channel lease services for intra-zone networking.

Expenses on the communications services of interconnected operators participating in the technological process have increased 1.9 times, which is due to entry into force from January 1, 2006 of bylaws governing the interaction of communications operators. In compliance with them, from the beginning of year OJSC Dalsvyaz incurs expenses on the traffic allowed through other operators' networks (until January 1, 2006 the Company did not incur such expenses).

Assessment of a potential impact on the financial results of entry into force of the new provisions to the Federal Law "On Communications"

Change in 2006 in the interaction pattern with OJSC Rostelecom

Management of the Company does not expect in 2006 changes in the normative base, and hence, in the tariff policy for call origination and termination services which could lead to a significant impact on income and expenses under the contracts with OJSC Rostelecom, reflected in the financial statements of OJSC Dalsvyaz for the 1st half year.

Change in 2006 of the interaction pattern with interconnected operators

After January 1, 2006 settlements between OJSC Dalsvyaz and interconnected operators for interconnection and traffic transit services in the provision of all types of telephone communications services are mutual and include the following types of payment: payment for organization of an interconnection point; payment for using the interconnection point; payment for each minute of transit traffic.

Interconnection and traffic transit service rates are regulated by Rossvyaznadzor by agreement with the Federal Tariff Service of Russia. Accordingly, their formation procedure, including the determination of the amount of profit included in such prices is prescribed by the appropriate Regulatory Authority on the basis of an approved methodology.

On June 19, 2006 the Regulatory Authority approved the maximum interconnection and traffic transit rates to be applied by OJSC Dalsvyaz from July 1, 2006. In the 1st half year of 2006, to determine the amount of income and expenses under the contracts with interconnected operators, the Company applied the interconnection and traffic transit rates approved by an internal order from January 1, 2006.

The contracts entered into with interconnected operators contain a norm obliging the Company, upon approval by the Regulatory Authority of the interconnection and traffic transit rates, to recalculate from January 1, 2006 the amounts of income and expenses. In the 3rd quarter of 2006 the Company intends to recalculate the amounts of income and expenses under the contracts with interconnected operators from January 1 to June 30, 2006.

###

Information and Analytical Department
Tel.: (+74232) 208 500 (extension: 1550, 1553), fax: (+74232) 408 030
pr@dsv.ru, ir@dsv.ru, http://www.dsv.ru

X-19

OJSC FETEC Corporate Governance Score (CGS) Forecast within Governance Watch List ("Under Revision") has been Changed from "Non-active" to "Developing"

Moscow (Standard & Poors), September 2, 2005. Standard & Poor's corporate governance rating service informed that CGS of Dalsvyaz remains in GovernanceWatch list ("under revision") on the level of CGS-4+ (CGS-4.8 according to Russian scale), anyhow the forecast for the rating has been changed to "developing" from "non-active".

CGS of the company on both Russian and international scale was placed in GovernanceWatch list on February 28, 2005 in view of Standard&Poors' concern with limited information disclosure regarding tax authorities claims. Rating action reflects positive changes in several fields of Dalsvyaz corporate governance.

Standard & Poors will be thoroughly watching the evolution of events and may undertake an anticipatory CGS revision as additional data will emerge regarding information transparency and reporting system of the company in the course of continuing litigation. Dalsvyaz, as the majority of Russian companies, is subject to risks of selective law enforcement, and tax claims to the company in the amount of some 25.7 million dollars, which may be exactly the sign of such risks. As far as we know, the company's methods of keeping income records don't differ from accounting policy used by other Svyazinvest subsidiaries.

"The company is still adherent to the policy of limited information disclosure about the essence of tax claims and strategy of their contestation in court, which retains CGS score", said Oleg Shvyrkov, analyst of CGS Service with Standard & Poor's. "However these lacks are counterbalanced by improvements in other areas of corporate management, including Directors' Board role growth, increase of independent directors' representation in committees and positive changes in the system of state control of the industry." CGS of Dalsvyaz is the result of four-component assessment in accordance with international and Russian scoring from 1 to 10. It should be mentioned that scoring by components changed, while CGS general value remained at the same level:

Property structure and external influence 4 / 4,4
Shareholders rights and relations with financially motivated persons 6+/ 6,8
Financial transparency, information disclosure and audit 4+/4,5
Directors' Board composition and efficiency 4 +/ 4,7

Among fortes of Dalsvyaz corporate management practice the following can be mentioned:

Growth of independent directors' number within the board. Independent directors make majority in the audit committee and besides they have half of places in two other committees. Board of Directors and its committees hold their sessions on regular basis discussing a wide range of issues.

Susceptibility of the company to negative aspects of regulation is going down. Since 2005 operators of fixed communications networks have been released from commitment to provide services to socially unprotected subscribers at lower prices. Earlier the government paid compensations to network operators but they never reached them in timely manner and in full. Other initiatives in a sphere of regulation particularly versatile service program which has been started recently and they expected liberalization of the long haul communication market despite the existing drawbacks create premise for increasing social policy transparency and establishing more exact rules of competition in telecommunications industry.

The ability of company management and minority shareholders to influence the position of Svyazinvest in several issues. Thanks to that Board of Directors took a number of decisions, which were apprehended by minority shareholders in a positive way • Procedures of preparation and conducting shareholders' meetings as a whole comply with international standards.

The company seems to be ready for dialogue with investors in accordance with charter documents and internal regulations.

The analysis carried out by Standard & Poor's has revealed certain drawbacks which are typical for corporate governance of the company:

Limited information disclosure about the essence of tax authorities' claims presented to the company in February, 2005 and about the strategy of their contestation in court.

Svyazinvest and state representatives dominate in the Board of Directors of the company. Although the majority of the committee's have certain degree of independence, none of the committees is fully composed of independent directors. Doubtful strategic decisions taken under influence of Svyazinvest in the past continued to have negative impact on financial indices of the company.

Remuneration of board members depends on short-term financial results, which creates undesirable short-term orientation.

The effect of Svyazinvest privatization will depend on how fair and transparent will be the process of privatization. Government officials' statements are contradictory, which is why investors do not have clear idea about realization conditions and terms of those initiatives.

Company's financial reporting for 2004 in compliance IFRS has been prepared with delay. Besides, due to reasons which are not related with practice of conducting bookkeeping in the previous years, auditors' conclusion with regards to this reporting contains reservation.

The head of the auditing committee can not be regarded fully independent. Besides that, only one of the independent committee members is financial expert. New committee membership shall have to prove its efficiency.

Information on credit ratings and corporate governance ratings is available for the subscribers of RatingsDirect, Standard & Poor's credit analysis system, at www.ratingsdirect.com, as well as at general access Standard & Poor's website at: www.standardandpoors.com ; under Credit Ratings header in the left navigation pane chose Find a Rating, then Credit Ratings Search. CGS Reports are also available in corporate management section of the web site at: www.governance.standardandpoors.com , as well as on Russian language site at: www.standardandpoors.ru .

Additional information can also be obtained with Standard & Poor's office in London at: 44 (207) 176-74-00, 44 (207) 176- 36-05, Paris: 33 (1) 44-20-67-08; Frankfurt: 49 (69) 33-99-92-25; Stockholm: 46 (8) 440-59-16 or in Moscow: 7 (095) 783-40-17.

Most media reps can contact press service using hotline: media_europe@standardandpoors.com . For detailed information contact: Oleg Shvyrkov, Moscow, 7 (095) 783- 40-45; Nikolay Popivshchy, Moscow, 7 (095) 783-40-44

Summary
of the Press-release on OJSC Far-Eastern Telecommunication Company purchasing OJSC "A-svyaz"
(the "Summary")

The Summary provides information about purchasing by OJSC Far-Eastern Telecommunication Company 6,9% of shares in OJSC "A-svyaz" at the price of USD 3,500,000. As of today OJSC Far-Eastern Telecommunication Company's share in OJSC "A-svyaz" charter capital is 84,2%. OJSC Far-Eastern Telecommunication Company is going to by the remaining shares in OJSC "A-svyaz" in 2006-2007.

X-21

Summary
of the Press-release on the results of the 2005 Annual Stockholder's General Meeting
(the "Summary")

The Summary provides information about the decisions made at the 2005 Annual Stockholders' General Meeting. The OJSC Far-Eastern Telecommunication Company stockholders:

1. Approved the 2005 annually report and financial statements;
2. Allocated the dividend payment for 2005;
3. Elected the members of the Board of Directors;
4. Elected the members of the Board of Auditors;
5. Approved the OJSC Far-Eastern Telecommunication Company's auditor;
6. Defined remuneration of the members of the Board of Directors;
7. Approved quit from the Association of the Federal Business Service Circuit Operators "Iskra" and the Sakhalin Association of Employers and Businessmen.

XI-22

Summary
of the Press-release on OJSC Far-Eastern Telecommunication Company pre-schedule repayment of banking and bill credits (the "Summary")

The Summary provides information about OJSC Far-Eastern Telecommunication Company pre-schedule repayment of banking and bill credits to the tune of RUR 1,800,000,000. As of today OJSC Far-Eastern Telecommunication Company has no indebtedness under credits.

XI-23

Summary
of the Press-release on the court declaring the decision of Amur Federal Antimonopoly Service Department for Amur Region null and void (the "Summary")

The Summary provides information about declaring by Arbitration Court of Amur Region the decision of Amur Federal Antimonopoly Service Department for Amur Region concerning determination of exclusively high prices for rendering service of connection points null and void.

X-24

Dalsvyaz Reinforces Affiliations' Management Staff

Konstantin Voloshin, OJSC Dalsvyaz Deputy General Director – Director for Economy and Finance, has been appointed recently to the position of the General Director with the affiliated company – CJSC Akos. Olga Shkarupina who performed Akos' General Director's duties has been transferred to the position of Financial Director.

According to Evgeny Stepanov, OJSC Dalsvyaz Deputy General Director, HR Director, "the decision regarding staff rearrangement has been taken within the framework of the program under implementation in the company conceived to increase the efficiency and control over activities of the affiliated business. The company carries out this work to reinforce management staff and to set continuity within corporate policy of the company. OJSC Dalsvyaz (RTS: ESPK, MICEX: DLSV) owns 100 % of CJSC Integrator.ru shares. Integrator.ru owns 92.26% shares of CJSC Akos.

The latter is licensed to provide GSM-1800 and AMPS/DAMPS-800 cellular network service in the Primorye region. Subscribers' base of the company currently makes around 102 thousand users. Konstantin Voloshin, born in 1974, education – the University of Maryland (USA), Far East State University. Tenure with Dalsvyaz since 1996.

Professional overview for the last 5 years: 1997-2001 - leading economist with analysis group/Economy and Finance Department with OJSC Elektrosvyaz, the Primorye region; 2001 – Head of Budget and Finance Department with OJSC Elektrosvyaz, the Primorye region; 2001-2005 – OJSC Dalsvyaz Deputy General Director, Director for Economy and Finance. OJSC Dalsvyaz Acting Deputy General Director - Director for Economy and the Finance has been appointed Sergey Frolov, Adviser to the Company's General Director.

###

Information Policy Department Telephone:
+7 (4232) 208 500 (ext. 1550,1553), fax: +7 (4232) 408 030
pr@dsv.ru , ir@dsv.ru

X-25

Dalsvaz has set the agenda of the General Shareholders' Meeting

On May 4, 2006 the Board of Directors of OJSC Dalsvyaz (RTS: ESPK, MICEX: DLSV, US OTC market: FEEOY, Frankfurt and Berlin Stock Exchanges: D7A) tentatively considered and approved the Company's annual report for 2005, annual financial statements and allocation of profit based on the results of 2005.

At the meeting the list of materials to be provided to the Company's shareholders prior to the General Shareholders' Meeting was determined, the text of notification to shareholders of the General Shareholders' Meeting, the form and text of ballots were approved.

Besides, the Board of Directors approved the agenda of the General Shareholders' Meeting to be held on June 16, 2006 at 10 am at the address: 36 Komarova St., Vladivostok (Vladivostok Telecommunications Center):

1. Approval of the annual report, annual financial statements, including the statement of income (profit and loss account) of the Company, allocation of profit and loss based on the results of the 2005 reporting fiscal year
2. Determination of the amount of dividends for 2005, the form and times of payment thereof on shares of each category.
3. Election of the members of the Board of Directors of the Company.
4. Election of the members of the Auditing Committee of the Company.
5. Approval of the Auditor of the Company for 2006.
6. Approval of the new wording of the Charter of the Company.
7. Approval of the new wording of the Regulation on the Board of Directors of the Company.
8. Approval of the new wording of the Regulation on the Auditing Committee of the Company.
9. On termination of the Company's participation in Association of Federal Business Service Network Operators Iskra.
10. On termination of the Company's participation in the Sakhalin Association of Employers and Entrepreneurs.
11. Determination of the amount of remuneration to the members of the Board of Directors of the Company.

The list of persons entitled to participate in the General Shareholders' Meeting is compiled on the basis of the Shareholder Register as of April 28, 2006.

Materials on the agenda items are available for examination:

on the site of OJSC Dalsvyaz at www.dsv.ru in Russian and English from 15.05.06

at the location of the Company from 15.05.06 at the address: 57Svetlanskaya St., Vladivostok, OJSC Dalsvyaz, Securities Department a

t the locations of the Company's branches – from 20.05.06.

In the event that a shareholder cannot participate in the Meeting in person, s/he may vote in advance by filling in ballots and submitting them by mail or in person at least two days prior to the date of the General Shareholders' Meeting at the following addresses:

15-A Kalanchevskaya St., 107078, Moscow, POB 162, OJSC United Registration Company

57 Svetlanskaya St., GSP, 690950, Vladivostok, OJSC Dalsvyaz, Securities Department

###

Information Policy Department
Telephone: +7 (4232) 208 500 (ext. 1550,1553), fax: +7 (4232) 408 030
pr@dsv.ru , ir@dsv.ru

Dalsvyaz to allocate 20% of net profit for dividend payment for 2005

The Board of Directors of OJSC Dalsvyaz (RTS: ESPK, MICEX: DLSV, US OTC market: FEEOY, Frankfurt and Berlin Stock Exchanges: D7A) has recommended the General Shareholders' Meeting to pay dividends for 2005 in the following amount: - 2.69 rubles per preference share (in 2004 - 3.61.rub.) and 0.90 rub - per ordinary share (in 2004 - 1.20 rub.).

Dalsvyaz plans to allocate a total of 169.88 mln rubles for dividend payment (in 2004 – 227.2 mln rub.), which is 20% of the net profit (10% - on ordinary shares, 10% - on preference shares). At the year-end of 2005 the net profit of OJSC Dalvyaz totaled 852 mln rubles, in particular, net of profit from sale and other disposal of financial investments - 685.7 mln rubles.

At the year-end of 2004 the net profit totaled 1 144.2 mln rubles, in particular, net of profit from sale and other disposal of financial investments - 304.3mln rubles. In accordance with the existing dividend policy of OJSC Dalsvyaz will reduce the time of dividend payment on ordinary shares. It is planned to pay dividends on ordinary shares by 31.10.2006, on preference shares - by 15.08.2006.

The authorized capital of the Company is 2 535 006 440 rub. and consists of 95 581 421 ordinary and 31 168 901 preference shares with a par value of 20 rubles each.

###

Information Policy Department Telephone:
+7 (4232) 208 500 (ext. 1550,1553), fax: +7 (4232) 408 030
pr@dsv.ru , ir@dsv.ru

X-27

On June 16, 2006 in Vladivostok will be held the annual General Shareholders' Meeting of OJSC Dalsvyaz

On April 25, 2006 the Board of Directors of OJSC Dalsvyaz (RTS: ESPK, MICEX: DLSV, US OTC market: FEEOY, Frankfurt and Berlin Stock Exchanges: D7A) set the date of the annual General Shareholders' Meeting of the Company – June 16, 2006. The date of compilation of the list of persons entitled to participate in the General Shareholders' Meeting – April 28, 2006-05-12

Other issues of preparation for the General Shareholders' Meeting, including the issue of approval of the Meeting's agenda, will be considered by the Board of Directors in early May 2006. The net profit of Dalsvyaz, net of sale of financial investments, grew 2.3 times according to the audited statements for 2005 (RAS).

X-28

Net profit, net of sale of financial investments, for the 1st quarter of 2006 is 3.8 times up on the same period of 2005 according to unaudited RAS statements

Vladivostok – April 25, 2006. OJSC Dalsvyaz (RTS: ESPK, MICEX: DLSV, US OTC market: FEEOY, Frankfurt and Berlin Stock Exchanges: D7A) announces the unaudited results of its financial and economic activity for the 1st quarter of 2006 according to Russian Accounting Standards (RAS).

Indicator	1st Quarter of 2006, mln rub.	1st Quarter of 2005, mln rub.	Difference, %
Sales proceeds	2 541.8	2 388.3	6.4%
Revenues from communications services	2 422.7	2 353.3	2.9%
Expenses	1 846.2	2 015.1	(8.4%)
Sales profit	695.6	373.2	86.4%
Profit before tax	552.1	411.8	34.1%
OIBDA (1)	976.8	608.7	60.5%
OIBDA margin (2)	38.4%	25.5%	-
EBITDA (3)	900.6	704.8	27.8%
EBITDA margin (4)	35.4%	29.5%	-
Net profit	404.9	273.6	48.0%
NP margin	15.9%	11.5%	-
Net profit, net of profit from sale of financial investments	404.9	107.4	277.0%

According to Director General of OJSC Dalsvyaz Anton Alexeev, the results of the 1st quarter of 2006 attest to the successful implementation of the Company's operating efficiency enhancement program aimed at achieving positive cash flow after the investment activity.

"Cost reduction and increase in the share of unregulated services in the structure of the Company's proceeds came as a result of personnel headcount optimization and development of high-return directions of activity", - noted Anton Alexeev.

Operating Efficiency Indicators

- Revenue rate (6.4%) and cost reduction (8.4%);
- Number of employees on payroll as of March 31, 2006 reached 16 424 employees which is down on the same period of 2006 by 239 persons (6);
- Income per employee increased by 20.6% to 159.4 thou. rub (132.2 thou. rub.);
- Number of lines per employee increased by 22.7% to 88.0 lines (71.7);
- Cost per ruble of proceeds is down by 14% to 72.6 kopecks (84.4 kop.).

Revenue Dynamics at the End of 1st Quarter of 2006

Types of Service	1st Quarter of 2006, mln rub.	1st Quarter of 2005, mln rub.	Difference, %

Domestic and international long-distance communications	-	552.1	*(100.0%)*
Intra-zone telephone communications	414.0	305.2	35.6%
Local communications	997.1	904.0	10.3%
Radio and TV broadcasting, satellite communications	4.6	3.7	24.3%
Wireless communications	96.0	76.0	26.3%
Wire broadcasting	42.6	39.4	8.1%
Internet access, ISDN and data transfer	267.5	169.4	57.9%
Documentary telecommunications	38.3	48.9	(21.7%)
Other communications services	43.1	3.8	1034.2%
Interconnection and traffic transit services (8)	519.5	250.2	107.6%
Assistance contract services (7)	66.1	0.6	10 916.7%
Other sales revenues (non-core activities)	53.0	35.0	51.4%
TOTAL	**2 541.8**	**2 388.3**	**6.4%**

Dynamics of the Subscription Base and New Services at the End of 1st Quarter of 2006

The share of Internet access, ISDN, data transfer, mobile telecommunications services in the structure of the Company's proceeds totals 14.3%;

Subscriber base of dial-up Internet users has increased by 16.8% to 172 789 subscribers (at the beginning of quarter - 147 936 subscribers);

Subscriber base of broadband Internet users has increased by 35.8% to 45 350 subscribers (at the beginning of quarter - 33 387 subscribers), including a 34% growth in the DSL Internet user base – up to 35 448 subscribers (at the beginning of quarter - 26 419 subscribers);

Mobile communications subscriber base (9) has grown by 15.7% to a total of 76 091 subscribers (Kamchatka Region – 44 328 (at the beginning of quarter - 39 497), Magadan Region – 31 763 (at the beginning of quarter - 26 242); Number of basic telephone sets has increased by 0.7% to reach 1 330 724 numbers (at the beginning of quarter - 1321144 numbers).

Expense Dynamics as at the End of 1st quarter of 2006

Expenses	1st Quarter of 2006, mln rub.	1st Quarter of 2005, mln rub.	Difference, %
Labor costs (8)	691.8	772.4	(10.4%)
Social insurance deductions	177.3	196.0	(9.5%)
Depreciation of fixed assets	281.3	235.5	19.4%
Material costs	117.6	109.3	7.6%
Power , heat energy	90.7	43.3	109.5%
Expenses on communications operator services (other than OJSC Rostelecom)	217.4	109.4	98.7%
Expenses on OJSC Rostelecom services	26.2	311.7	(91.6%)
Third party services(10)	220.1	236.7	(7.0%)
Allocations for Universal Service Provision	21.5	-	100.0%
Taxes and levies included in expenses on ordinary activities	2.3	0.8	187.5%
TOTAL	**1 846.2**	**2 015.1**	**(8.4%)**

Personnel costs in the 1st quarter of 2006, as compared to the same period of 2005, have fallen by 99.3 mln rub. or 10%. It came as a result of the Company's personnel reduction program.

Depreciation expense is up by 45.8 mln rub or 19.4% due to commissioning of fixed asset facilities. The share of this costs element in the cost structure is up from 11.7% to 15.2% (high level of depreciation expense is typical of high-tech industries).

Expenses on the communications services provided by OJSC Rostelecom are down 12 times in view of entry into force of bylaws regulating the interaction of zone and long-distance communications operators. From January 1 OJSC Dalsvyaz does not provide domestic and international communications services and incurs no related expenses. In 2006 the bulk of expenses is accounted for by channel lease services for intra-zone networking.

Expenses on the communications services of interconnected operators participating in the technological process have doubled, which is due to entry into force from January 1, 2006 of bylaws regulating the interaction of communications operators. In compliance with them, from the beginning of the year the Company has incurred expenses on the traffic allowed through other operators' networks (until January 1, 2006 the Company did not incur such expenses).

Assessment of a potential impact on the financial results of entry into force of the new provisions to the Federal Law "On Communications"

Change in 2006 in the interaction pattern with OJSC Rostelecom

Management of the Company does not expect in 2006 changes in the normative base, in the tariff rates for call origination and termination services which could lead to a significant impact on revenues and expenses under the contracts with OJSC Rostelecom, reflected in the financial statements of OJSC Dalsvyaz for the 1st quarter. Change in 2006 of the interaction pattern with interconnected operators After January 1, 2006 settlements between OJSC Dalsvyaz and interconnected operators for interconnection and traffic transit services in the provision of all types of telephone communications services are mutual and include the following types of payment: payment for organization of an interconnection point; payment for using the interconnection point; payment for each minute of transit traffic.

Interconnection and traffic transit service rates are regulated by Rossvyaznadzor by agreement with the Federal Tariff Service of Russia. Accordingly, their formation procedure, including the determination of the profit amount included in such prices is prescribed by the appropriate regulatory authority on the basis of an appropriate methodology.

At the time of announcement of OJSC Dalsvyaz' financial results for the 1st quarter of 2006, the Methodology for calculation of economically justified costs and standard profit, on the basis of which rates are determined by the regulatory authority, was not approved. To meet the requirements of the bylaws, with permission of Rossvyaznadzor, the Company calculated and approved by an internal order of January 1, 2006 interconnection and traffic transit rates to be effective until approval of such rates by Rossvyaznadzor.

The contracts entered into by interconnected operators contain a norm obliging the Company, upon approval by the Regulatory authority of the interconnection and traffic transit rates, to recalculate from January 1, 2006 the contract amounts of revenues and expenses.

Notes

- (1) OIBDA is calculated as proceeds minus expenses before depreciation;
- (2) OIBDA margin is calculated as OIBDA/proceeds;
- (3) EBITDA is calculated as profit before tax plus depreciation plus interest payable minus interest receivable;
- (4) EBITDA margin is calculated as EBITDA/proceeds;
- (5) Net profit based on the 2005 operating results includes profit from sale and other disposal of financial assets in the amount of 166.2 mln rub (including 6.4483% of interest in OJSC DalTelecomInternational). Net profit for 2005 includes profit from sale and other disposal of financial assets in the amount of 166.2 mln rub. (including 6.4% of interest in OJSC DalTelecomInternational);
- (6)Personnel reduction is a result of the Company's business process optimization, therefore there will be no increase in other operating expenses as a result of reduction in the number of employees on payroll
- (7) Reduction down to zero of proceeds from the provision of domestic and international communications services, as well as a sharp (nearly 11 times) increase in proceeds from the performance of an agent functions have to do with entry into force of bylaws regulating the interaction of zone and long-distance operators. Domestic and international telephone communications services are provided by OJSC Rostelecom and OJSC MTT (in the 1st quarter of 2006 through service cards only). User payments for the domestic and international telephone communications services consumed by them are revenues of OJSC Rostelecom and OJSC MTT. OJSC Dalsvyaz, for and on behalf of OJSC Rostelecom and OJSC MTT, make settlements with users for the domestic and international telephone communications services provided to them
- (8) Revenues from interconnection and traffic transit services (in 2005 – "Revenues from communications operators") have increased due to entry into force from January 1, 2006 of bylaws providing for payments for the traffic actually allowed through the Company's network
- (9) Data provided is exclusive of branch subscribers. The branches' subscriber base: BIT Ltd. for the 1st quarter of 2006 has increased by 179.8% to a total of 3 800 subscribers (as of January 1, 2006 - 1 358 subscribers), OJSC ACOS - by 20.8% to a total of 119 203 subscribers (as of January 1, 2006 – 98 663 subscribers).
- (10) Information, consulting, audit, transport, security, current maintenance and repair, personnel retraining services, lease payments, property lease, non-governmental pension insurance, voluntary medical insurance in favor of employees.

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Additional information about the company can be found in the complex information disclosure system – SKRIN at www.skrin.ru , IA Interfax at www.interfax.ru , IA AKM at www.akm.ru .

Information Policy Department
Telephone: +7 (4232) 208 500 (ext. 1550,1553), fax: +7 (4232) 408 030
pr@dsv.ru , ir@dsv.ru

X-29

Dalsvyaz: results of the tender to select auditor announced OJSC

Dalsvyaz reports that KPMG Plc. was declared winner of the tender to select an auditor. The tender results are submitted for consideration to the Board of Directors to develop recommendations for the General Shareholders' Meeting.

Information Policy Department Telephone:
+7 (4232) 208 500 (ext. 1550,1553), fax: +7 (4232) 408 030
pr@dsv.ru , ir@dsv.ru

X-30

OJSC Dalsvyaz announces the audited results of the 2005 financial and economic activity according to the Russian Accounting Standards (RAS)

OJSC Dalsvyaz (RTS: ESPK, MICEX: DLSV, US OTC market: FEEOY, Frankfurt and Berlin Stock Exchanges: D7A) announces the audited results of the 2005 financial and economic activity according to the Russian Accounting Standards (RAS)

Main Indicators of Financial and Economic Performance at Year-End of 2005

Indicator	2005, mln rub.	2004, mln rub.	Difference, %
Sales proceeds	10 512.7	8 938.4	17.6
Revenues from communications services	10 351.9	8 779.4	17.9
Expenses	8 799.1	7 750.6	13.5
Sales profit	1 713.7	1 187.8	44.3
Profit before tax	1 268.8	1 616.8	(21.5)
OIBDA (1)	2 693.8	1 814.6	48.5
OIBDA margin (2)	25.6%	20.3%	-
EBITDA (3)	2 493.5	2 428.9	2.7
EBITDA margin (4)	23.7%	27.2%	-
Net profit (5)	852.0	1 144.2	(25.5)
Net profit, net of profit from sale and other disposal of financial investments	685.7	304.3	125.4%
Balance sheet currency (6)	12 057.4	11 086.8	8.8%
Net assets (6)	5 310.9	4 678.3	13.5%

Operating Efficiency Indicators

- Revenue growth rate (+17.6%) exceeded the costs growth rate (+ 13.5%);
- Number of employees on payroll fell by 2 108 persons to 16 663 employees;
- Income per child increased by 23% to 605.4 thou. rub. (492.4 thou. rub.);
- Income per line increased by 6.8% to 7.9 thou. rub. (7.4 thou. rub.);
- Number of lines per employee increased by 15.2% to 76.8 lines (66.7);
- Cost per ruble of proceeds declined by 3.5% to 83.7 kopecks (86.7 kop.).

Dynamics of Changes in Revenues from Telecommunications Services at Year-End of 2005

Types of Service	2005, mln rub.	2004, mln rub.	Difference, %
Local communications	3 776.9	3 252.7	16.1
International and domestic long-distance communications	3 391.2	3 231.5	4.9
Revenues from communications operators	1 704.6	1 067.7	59.7
Internet access, ISDN and data transfer	810.1	510.4	58.7
Wireless communications	313.3	350.0	(10.5)
Wire broadcasting	159.3	155.7	2.3
Documentary telecommunications	156.9	165.3	(5.1)
Other communications services	23.8	19.9	19.6
Radio and TV broadcasting, satellite communications	15.8	26.2	(39.7)
Total	**10 351.9**	**8 779.4**	**17.9**

The share of Internet access, ISDN, data transfer, mobile telecommunications services in the structure of the Company's proceeds went up to 10.7% (9.6%);

Subscriber base of dial-up Internet users increased by 25.5% to 147 936 users (117 915); Subscriber base of broadband Internet users increased 3.9 times to 33 387 subscribers (8 603), including a 4.2 times growth in the DSL Internet user base – 26 419 subscribers (6 355);

Mobile communications subscriber base (7) increased 3 times to a total of 65 739 subscribers (Kamchatka Region – 39 497 (20 360), Magadan Region (26 242 (11 738);

Corporate subscriber base (legal entities) was up by 4.0% - to 197 927 customers (190 232); Individual subscriber base was up 6.4% - to 1 123 217 subscribers (1 055 768).

Expense Structure at Year-End of 2005

Expenses	2005, mln rub.	2004, mln rub.	Difference, %
Labor costs (8)	3 378.3	2 941.0	14.9
Social insurance deductions	761.5	812.2	(6.2)
Depreciation of fixed assets	980.2	626.8	56.4
Material costs	533.4	479.9	11.1
Power energy	152.3	143.1	6.4
Expenses on communications operator services (other than OJSC Rostelecom)	512.1	418.9	22.2
Expenses on OJSC Rostelecom services	1 291.9	1 192.0	8.4
Third party services	497.4	535.3	(7.1)
Allocations for Universal Services Provision	53.4	-	-
Taxes and levies included in expenses on ordinary activities	11.2	11.9	(5.9)
Other expenses	627.4	589.5	6.4
Total	8 799.1	7 750.6	13.5

Notes

(1) OIBDA is calculated as proceeds minus expenses before depreciation;

(2) OIBDA margin is calculated as OIBDA/proceeds;

(3) EBITDA is calculated as profit before tax plus depreciation plus interest payable minus interest receivable;

(4) EBITDA margin is calculated as EBITDA/proceeds;

(5) Net profit based on the 2004 operating results includes profit from sale and other disposal of financial assets in the amount of 839.9 mln rub (including 50% of authorized stock of OJSC PrimTelefon). Net profit for 2005 includes profit from sale and other disposal of financial assets in the amount of 166.2 mln rub. (including 6.4% of authorized stock of OJSC DalTelecomInternational);

(6) Data is provided as of December 31 of each reporting period;

(7) Data provided is exclusive of the Company's branch subscribers. The branches' subscriber base: BIT Ltd. – 1358 subscribers as of December 31, 2005, OJSC ACOS 40 088 subscribers as of December 31, 2004, 98 663 subscribers as of December 31, 2005;

(8) Costs increase is related to the formation of the provision for compensation payments under the 2006 personnel headcount optimization program (67.5 mln rub), non-recurrent expenditure on annual personnel remuneration based on the 2005 operating results (172.5 mln rub.), transition to a uniform wage tariff scale, increase in the first category minimum rate in the second half-year of 2004 (194.6 mln rub.)

###

Additional information about the company can be found in the complex information disclosure system – SKRIN at www.skrin.ru, IA Interfax at www.interfax.ru, IA AKM at www.akm.ru .

Information Policy Department Telephone:
+7 (4232) 208 500 (ext. 1550,1553), fax: +7 (4232) 408 030
pr@dsv.ru , ir@dsv.ru

X-31

Dalsvyaz Announces the Non-audited Activity Results for 2005 (RAS)

Vladivostok –February 27, 2006. OJSC Dalsvyaz (RTS: ESPK, MICEX: DLSV, ADR USA: FEEOY, Frankfurt stock exchange: FEEOy.F, Berlin stock exchange: FEEOy.BE) announces the non-audited results of its financial and economic activity in 2005 in compliance with the Russian Accounting Standards (RAS).

The basic indices of financial and economic activity on results 2005r./2004r.

Index	2005, million rubles.	2004, million rubles.	Difference 2005/2004, %
Proceeds from sales	10512. 7	8938.4	17.6
Revenues from telecommunication services	10351.9	8779.4	17.9
Expenses	8799.1	7750.6	13.5
Sales profit	1713.7	1187.8	44.3
Profit before taxation	1268.8	1616.8	(21.5)
OIBDA (1)	2693.8	1814.6	48.5
OIBDA margin (2)	25.6 %	20.3 %	-
EBITDA (3)	2493.5	2428.9	2.7
EBITDA margin (4)	23.7 %	27.2 %	-
Net profit (5)	852.0	1144.2	(25.5)

(1) Index OIBDA is calculated as proceeds minus costs before depreciation;
(2) Index OIBDA margin is calculated as OIBDA/proceeds;
(3) Index EBITDA is calculated as profit before taxation plus depreciation plus interests payable minus interests receivable;
(4) Index EBITDA margin is calculated as EBITDA/proceeds;
(5) ATTENTION! Net profit upon activity results in 2004 includes assets sale profit in the amount of 860.8 million rubles (including 50 % stock of CJSC PrimTelephon Chartered Capital). Net profit for 2005 includes assets sale profit in the amount of 166.1 million rubles (including 6.4 % stock of OJSC DalTelekomInternational Chartered Capital).

Activity Efficiency Indices

- Revenues growth rate (+17.6 %) has exceeded costs growth rate (+ 13.5 %);
- Number of employees on payroll decreased by 2,108 people to 16,663 employees;
- Income per one employee grew by 23 % up to 605.4 thousand rubles (492.4 thousand rubles);
- Income per one line grew by 6.8 % up to 7.9 thousand rubles (7.4 thousand rubles);
- Number of lines per one employee grew by 15.2 % up to 76.8 lines (66.7);
- Cost value per one ruble of proceeds decreased by 4.5 % to 83.7 kopecks (86.7 kopecks).

Dynamics of Communication Services' Incomes Changes upon Results in 2005/2004

Services	2005, million rubles.	2004, million rubles.	Difference 2005/2004, %
Local communications	3776.9	3252.7	16.1
Long distance communications	3391.2	3231.5	4.9
Revenues from communications operators	1704.6	1067.7	59.7
Internet, ISDN and data transfer	844.0	533.4	58.2
Wireless communication	313.3	350.0	(10.5)
Wired radio	159.3	155.7	2.3
Documentary telecommunication	122.8	142.3	(13.7)
Other communication services	24.0	19.9	20.6
Radio broadcasts, TV, satellite communication	15.8	26.2	(39.7)
Total	**10351.9**	**8779.4**	**17.9**

The share of services related with Internet access, ISDN, data transfer and mobile telecommunication within the structure of company proceeds grew up to 11.0 % (9.9 %);

Subscriber base of commuted Internet access users grew by 25.5 % up to 147,936 users (117,915);

Subscriber base of broadband Internet access users grew 3.9 times up to 33,387 subscribers (8,603), including users accessing Internet using DSL technologies you – grew 4.2 times up to 26,419 subscribers (6,355);

Subscribers' base of cellular telephony (6) grew 2 times and made 65,739 subscribers (Kamchatka area – 39,497 (20,360), Magadan area – 26,242 (11,738)), Subscribers' base of corporate clients (legal entities) grew by 4,0 % up to 197,927 clients (190,232);

Subscribers' base of individual persons grew by 6.4 % up to 1,123,217 subscribers (1,055,768);

(6) The consolidated subscriber's base of cellular network users with the company (including affiliated business) shall be shown in the reporting. (IFRS).

Structure of Costs upon Results in 2005/2004

Costs	2005, million rubles.	2004., million rubles.	**Difference 2005/2004, %**
Expenses on labor remuneration (7)	3378.3	2941.0	14.9
Deductions on social insurance	761.5	812.2	(6.2)
Fixed assets depreciation	980.2	626.8	56.4
Material inputs	533.4	479.9	11.1
Electric power	152.3	143.1	6.4
Expenses on services of communication operators	512.1	418.9	22.2
Expenses on OJSC Rostelecom services	1291.9	1192.0	8.4
Third party services (8)	497.4	535.3	(7.1)
Taxes and charges included in costs of regular activity categories y	11.2	11.9	(5.9)
Other costs (9)	680.8	589.5	15.5
Total	**8799.1**	**7750.6**	**13.1**

(7) Growth of expenses is due to formation of the reserve for compensational payments within 2006 personnel number optimization program (67.5 million rubles), nonrecurrent expenses on annual remuneration for 2005 results (175.2 million rubles), shift to uniform tariff scale, increase of minimal tariff rate of the first category in the second semester of 2004 (194.6 million rubles);
(8) Information, consulting, auditing, transport services, security, maintenance and repair, personnel retraining;
(9) Lease payments, property rent, not-governmental pension insurance, voluntary medical insurance in favor of employees.

According to Anton Alekseev, OJSC Dalsvyaz General Director, results show financial improvement of the company compared to 2004 – revenues from communication services growth at high rate, net profit from basic operating activity increased several times, revenues growth rate considerably exceeded costs growth rate. Thorough analysis of the company's operating activity during 2005 revealed strong and weak sides of all business processes, active work commenced to commercialize the company, optimize costs and number of personnel. Dalsvyaz started its aggressive offensive to the market of highly remunerative services of the broadband access to the Internet network, DSL technology inclusive.

"The company is going to adhere to the policy of reducing costs, developing highly remunerative trends of operating activity and abandon low profit segments of business. The next step to increase the efficiency of the Society's activity will be measures reducing debt burden.

By the end of 2006 the company plans to reduce the value of its debt, to increase the share of long-term loans and to reduce the share of short term loans. One of the instruments to restructure debts will be bonded debt allocation in the first semester of 2006. We plan that the complex of measures will allow the company yet in 2007 to achieve pure cash flow upon respective investment activities," emphasized Anton Alekseev.

###

Information Policy Department Telephone:
+7 (4232) 208 500 (ext. 1550,1553), fax: +7 (4232) 408 030
pr@dsv.ru , ir@dsv.ru

X:-32

Dalsvyaz is Getting Ready for its Annual Shareholders' Meeting: the Nominees to the Board of Directors and the Auditing Committee Were Announced

Vladivostok, March 10, 2006. OJSC Dalsvyaz (RTS: ESPK, MICEX: DLSV, US OTC market: FEEOY, Frankfurt Stock Exchange: FEEOy. F, Berlin Stock Exchange: FEEOy. BE) announces that the Board of Directors of the Company approved the list of the nominees to the Board of Directors and the Auditing Committee of the Company on March 3, 2006. The issues regarding preparation for the Annual Shareholders' Meeting will be considered by the OJSC Dalsvyaz Board of Directors in late April/early May, 2006. There are 21 candidates for 11 vacancies with the Board of Directors:

1. **Alekseev Mikhail Alekseevich** – Adviser to the Minister of Information Technologies and Communications of the RF (candidate proposed by OJSC Svyazinvest);
2. **Slizen' Vitaly Aleksandrovich** – Head of the Department of State Policy in Information and Communication Technologies of the Ministry of Information Technologies and Communications of the RF (candidate proposed by OJSC Svyazinvest);
3. **Kuznetzov Sergey Ivanovich** – First Deputy General Director of OJSC Svyazinvest (candidate proposed by OJSC Svyazinvest);
4. **Lepikhov Youry Nikolaevich** – Deputy General Director of OJSC Svyazinvest (candidate proposed by OJSC Svyazinvest);
5. **Mikhailov Oleg Mikhailovich** – Head of OJSC Svyazinvest Information Department (candidate proposed by OJSC Svyazinvest);
6. **Kossarev Sergei Ninelevich** – Deputy Head of OJSC Svyazinvest Telecommunications Department (candidate proposed by OJSC Svyazinvest);
7. **Erofteyeva Ekaterina Sergeyevna** – Deputy Director – Head of OJSC Svyazinvest Economy and Tariff Policy Department (candidate proposed by OJSC Svyazinvest);
8. **Novak Tatyana Nikolaevna** – Head of OJSC Svyazinvest Corporate Management Department (candidate proposed by OJSC Svyazinvest);
9. **Feoktistova Natalya Vadimovna** – Head of OJSC Svyazinvest Legal Department (candidate proposed by OJSC Svyazinvest);
10. **Alekseev Anton Alekseevich** – General Director of OJSC Dalsvyaz (candidate proposed by OJSC Svyazinvest);
11. **Degtyaryov Valery Viktorovich** – General Director of CJSC Professional Communications (ZAO Professionalnie Kommunikatsii) (candidate proposed by OJSC Svyazinvest);
12. **Branis Aleksandr Markovich** – Director of Moscow Representation office of Prosperity Capital Management Ltd. (candidate proposed by PROTSVETANIYE HOLDINGS LIMITED);
13. **Mazalov Ivan Nikolayevich** – Director of Moscow Representation office of Prosperity Capital Management Ltd. (candidate proposed by PROTSVETANIYE HOLDINGS LIMITED);
14. **Filkin Roman Alekseevich** – Director of Moscow Representation office of Prosperity Capital Management Ltd. (candidate proposed by PROTSVETANIYE HOLDINGS LIMITED);
15. **Dudchenko Vladimir Vladimirovich** – Head of the Analysis Department within Moscow Representation office of NCH Advisors, Inc. (candidate proposed by PROTSVETANIYE HOLDINGS LIMITED);
16. **Lain Olga Vladimirovna** – Unit investment trust assets management expert of Prosperity Capital Management PLC. (candidate proposed by PROTSVETANIYE HOLDINGS LIMITED);
17. **Borisova Olga Sergeevna** – Back-office specialist of Moscow representation office of Prosperity Capital Management Ltd. (candidate proposed by PROTSVETANIYE HOLDINGS LIMITED);
18. **Jean-Louis Tauvy** - MULTEK (France) Financial Advisor of Western Funds of the European Companies in the Field of Securities and Real Estate Payability Analysis (candidate proposed by Kalchuga Ltd, Kalchuga Management Limited);
19. **Kobishanov Mikhail Your'evich** – Advisor on macroeconomic issues with CJSC Corporation FNDS (ZAO Korporatsiya FNDS) (candidate proposed by Kaltchuga Ltd., Kaltchuga Management Limited and Arbat Equity Arbitrage Fund Limited);
20. **Repin Igor Nikolaevich** – Deputy Chief Executive of The Investor Rights Protection Association (candidate proposed by Red Hand Investment Ltd);
21. **Shevchuk Aleksandr Viktorovich** – Expert of the Investor Rights Protection Association (candidate proposed by Red Hand Investment Limited).

There are 8 candidates for 5 vacancies within the Auditing Committee:

1. **Koroliova Olga Grigorievna** – OJSC Svyazinvest Chief Accountant (candidate proposed by OJSC Svyazinvest);

2. **Arzhannikova Lyudmila Aleksandrovna** - Head of OJSC Svyazinvest Telecommunications Department (candidate proposed by OJSC Svyazinvest);
3. **Batmanov Mikhail Vladimirovich** – Head of OJSC Svyazinvest Legal Department (candidate proposed by OJSC Svyazinvest);
4. **Bocharova Svetlana Nikolaevna** – Head of OJSC Svyazinvest Accounting Department (candidate proposed by OJSC Svyazinvest);
5. **Kopjev Alexey Evgenjevich** – Senior Expert of OJSC Svyazinvest Internal Audit Department (candidate proposed by OJSC Svyazinvest);
6. **Kulikov Denis Viktorovich** – Expert of the Investor Rights Protection Association (candidate proposed by Red Hand Investment Limited);
7. **Shevchyuk Alexander Viktorovich** – Expert of the Investor Rights Protection Association (candidate proposed by Red Hand Investment Limited);
8. **Polovnev Igor Georgievich** – Economist of the Investor Rights Protection Association (candidate proposed by Red Hand Investment Limited).

###

Information Policy Department
Telephone: +7 (4232) 208 500 (ext. 1550,1553), fax: +7 (4232) 408 030
pr@dsv.ru , ir@dsv.ru

X-33

Dalsvyaz Opens Tender to Select an Auditor

INVITATION TO THE TENDER

Open joint-stock company Dalsvyaz (hereinafter the Society) invites auditor organizations to take part in the competition to select an auditor organization for obligatory auditor check of book keeping and financial reporting of OJSC Dalsvyaz for 2006 in compliance with Russian Accounting Standards (RAS) and International Financial Reporting Standards (IFRS).

1. The competition is carried out on April 3-4, 2006. Beginning at 10 o'clock on April 3, 2006 at the address: Moscow, Sechenovsky side street, 9. OJSC Dalsvyaz Representation.
2. Competition form: open.
3. Basic conditions of the competition: Subject of the competition – perform auditor check of book keeping and financial reporting of the Society for 2006 in compliance with RAS and IFRS. The term for submitting auditor conclusions: RAS pattern – before April 30, 2007; IFRS pattern – before May 20, 2007
4. Basic requirements to participants: Participation in competition is allowed for auditor organizations licensed to perform auditor activity in compliance with Russian accounting standards and International financial reporting standards consonant to the requirements established by legislation of the Russian Federation with regards to the auditor organizations, particularly to the requirement pertinent to personnel, and envisaged by clause 4 of the Federal Law On auditor activity; which states that not less than 5 workers should be certified to carry out general audit; not less than 3 workers should have experience of carrying out not less than 5 auditor checks of legal entities operating in telecommunication sphere, and experience of carrying out audits of holding companies (group of legal entities); insured for civil liability via legal contract worth 5 million US dollars minimum.
5. An application form for participation in competition will be accepted in sealed envelopes marked as "Competition for auditor selection. Application" before March 13 2006 at the addresses: 119034, Moscow, Sechenovski side street, 9 OJSC Dalsvyaz Representation; 690950, Vladivostok,. Svetlanskaya street, 57 OJSC Dalsvyaz.
6. All applications received after the specified date will not be considered and are to be returned sealed to the respective auditor organizations.
7. Documents submitted for competition should be issued in Russian.
8. Detailed conditions of the competition will be submitted in bidder's packs, which the participants of the competition have right to receive upon registration of their applications.
9. Auditor organizations that have received bidder's packs including TOR (Terms of Reference), within 10 days from the date the bidder's pack had been dispatched (according to express mail of Russia letter stamp of the departure together with acceptance receipt) should submit to the organizer of the competition at the following addresses: 119034, Moscow, Sechenovsky side street 9; 690950, Vladivostok, Svetlanskaya street., 57 OJSC Dalsvyaz, packed in separate envelopes, their respective tender offers (annex 3), concerning technical parameters and their price for performing the auditor check (hereinafter called Technical and Financial offers). Envelopes should have marks: "Competition at auditor's choice. Technical offer", "Competition at auditor's choice. Financial offer". Offers acceptance is recorded in tender committee's protocols. 1
10. A participant of the competition has the right to receive from the tender committee the whole information about the terms and conditions of the competition.
11. The organizer and the participants should keep confidential all the information submitted for tender evaluation.
12. The competition winner will be the auditor organization with better scoring.
13. The competition results will be communicated to the participants by publishing information about the winner on the Society's web site, to the winner of the competition – by registered post with tender committee protocol extract with competition results.
14. The competition results with final protocol annexed are submitted to the Board of directors' consideration for further recommendations to the annual general meeting of shareholders to approve the winner as the Auditor of the Society. Respective contract with the winner of the competition is only possible upon his approval in quality of the Society's Auditor by the Annual General Meeting of the shareholders.

Tender Committee

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Information Policy Department Telephone:
+7 (4232) 208 500 (ext. 1550,1553), fax: +7 (4232) 408 030
pr@dsv.ru , ir@dsv.ru

Dalsvyaz: Board of Directors has Ratified the Registrar of the Company and has made Changes to the Company's Board Structure

Vladivostok, February 17, 2006. OJSC Dalsvyaz (RTS: ESPK, MICEX: DLSV, ADR USA: FEEOY, the Frankfurt stock exchange: FEEOy. F, the Berlin stock exchange: FEEOy. BE) informs that on February 15, 2006 the Company's Board of Directors approved the decision to exclude from the Board of the Company Mr. Voloshin K.G., Mr. Mamontov O.V. and Mr. Kartashov A.D. in connection with transfering to another place of work.

The Board of Directors has approved new Board members: Deputy General Director/Director for Economy and Finance S.N. Frolov and Deputy General Director/Director of Primorye Branch N.A. Maximenka.

The Board of Directors of OJSC Dalsvyaz also decided to ratify the OJSC Ob'edinennaya Registratsionnaya Kompaniya (OJSC Incorporated registration company (OJSC ORK) as the Company's registrar, which has been reorganized in the form of association with CJSC Registrator-Svyaz, and will be its assignee with regard to all rights and duties following from the agreement between OJSC Dalsvyaz and CJSC Registrator-Svyaz regarding granting services on conducting records of registered securities' owners.

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Information Policy Department Telephone:
+7 (4232) 208 500 (ext. 1550,1553), fax: +7 (4232) 408 030
pr@dsv.ru , ir@dsv.ru

X-35

OJSC Dalsvyaz: Staff Changes in Company's Management

Vladivostok, February 13, 2006. OJSC Dalsvyaz (RTS: ESPK, MICEX: DLSV, ADR USA: FEEOY, Frankfurt stock exchange: FEEOy.F, Berlin stock exchange: FEEOy.BE) announces staff changes in the company's management. Ex-adviser to the Company's General Director Mr. Frolov Sergey Nikolayevich has been appointed Deputy General Director since February 08, 2006. Ex Director of the Company's Tax Control and Methodology Department Ms. Sidorova Elena Vitaljevna has been appointed OJSC Dalsvyaz Chief Accountant from February 8, 2006.

Sergey Frolov was born on November 27, 1975. Education: Siberian State Academy of Telecommunications and Informatics. Professional overview for the last 5 years: 2001-2003 - Head of Planning and Economy Department with the Siberian branch of OJSC Rostelekom; 2003-2005 - Deputy Director for Economy and Finance with the Siberian branch of OJSC Rostelekom; 2005-2006 - Advisor to OJSC Dalsvyaz General Director.

Elena Sidorova was born on July 19, 1974. Education: Khabarovsk State Technical University. Professional overview for the last one that 5 years: 2001-2002 - leading expert of Book Keeping Methodology and Taxation Department with OJSC Elektrosvyaz / the Primorye region; 2002-2004 – Head of Tax Office with OJSC Dalsvyaz Accounting and Reporting Department; 2004-2005 - Director of Tax Policy Department with OJSC Dalsvyaz; 2005-2006 - Director of Tax Control and Methodology Department with OJSC Dalsvyaz.

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Information Policy Department Telephone:
+7 (4232) 208 500 (ext. 1550,1553), fax: +7 (4232) 408 030
pr@dsv.ru , ir@dsv.ru

X-36

Dalsvyaz Improves the Efficiency of its Fixed Assets and Personnel Management

Vladivostok, March 31, 2006. Dalsvyaz (RTS: ESPK, MICEX: DLSV, US OTC market: FEEOY, Frankfurt Stock Exchange: FEEOy.F, Berlin Stock Exchange: FEEOy.BE) commenced the implementation of the Oracle E-Business Suite ERP-system. In Primorye and Magadan regions the first stage of the project has been launched.

A single database has been created, fixed assets and personnel management business-processes have been unified. By June 2006 the unification of business-processes will be introduced within the Khabarovsk, Amur, Kamchatka and Sakhalin branches of the Company. According to Anton Alekseev, General Director of Dalsvyaz, with the launch of the project all the processes related to the management of fixed assets and personnel within the Company as a whole will become transparent – the quality of planning and operational control will grow. Anton Alekseev mentioned that the introduction of "fixed assets" and "personnel" modules is of special importance for Dalsvyaz within the framework of implementing the programs regarding personnel number optimization and property management efficiency increase.

The unification of staff recording and time-keeping processes will make it possible to effectively control the number of employees and staff planning – as of today the payroll number of Dalsvyaz employees makes 16347 persons and it is projected to have less than 15,000 employees by the end of 2006. Dalsvyaz owns 1178 real estate units – buildings, facilities, residential and non-residential premises, as well as 1250 land parcels under use. The implementation of the project will consolidate the company's property tracking, will help to receive the statistics on the efficiency of the facilities use on the regular basis and to carry out work on releasing non-profile and high-cost property.

Dalsvyaz plans to earn about 80 million rubles from property lease in 2006. Anton Alekseev stated that the Company is very much interested in launching Oracle E-Business Suite ERP-system since consolidation of corporate statistics as a whole will make all business-processes transparent, will allow to make effective decisions and to achieve good financial results.

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Information Policy Department
Telephone: +7 (4232) 208 500 (ext. 1550,1553), fax: +7 (4232) 408 030
pr@dsv.ru , ir@dsv.ru

X-37

Dalsvyaz - the first Far East Company to Start Trading its Equity Shares in Europe

Vladivostok, January 30, 2006 – OJSC Dalsvyaz (RTS: ESPK, MICEX: DLSV, ADR USA: FEEOY, Frankfurt stock exchange: FEEOy.F, Berlin stock exchange: FEEOy.BE) announced that on January 28, 2006 company's equity shares in the form of ADR' came out listed at Frankfurt and Berlin stock exchanges.

Since January 27, 2006 Dalsvyaz ADR's of the 1-st level (equity shares) commenced to be quoted in "Open Market" ("Freiverkehr of the Frankfurt and Stock Exchanges" - German.). The full name of the equity is: Dal'nevostochnaya Kompaniya Elektrosvyazi. International codes assigned to OJSC Dalsvyaz ADR's:

Stock exchange	Symbol (ticker)	International identification number (ISIN)	German identification number (WKN)	Identification number Reuters (RIC)
Frankfurt stock exchange	D7A.	US30732Q1040	A0D91Y	FEEOy. F
Berlin stock exchange	D7A.	US30732Q1040	A0D91Y	FEEOy. BE

Anton Alekseev, OJSC Dalsvyaz General Director made the following comment regarding this event: "*We are interested in increasing and stabilizing the prices of Dalsvyaz shares. Up to now equity shares of the company in a form of ADR's circulated only within US off-exchange markets. ADR listing on German stock exchange floors represents the chance to freely transact Dalsvyaz equity shares with investors from 15 European countries, which we hope will give positive impulse to their liquidity*".

For reference: OJSC Dalsvyaz conducts ADR 1st level program since 2001. Depositary Bank for ADR's is JPMorgan Chase Bank. Up to 40% of Dalsvyaz equity shares (1 274 418 pieces) can be transferred in ADR's. As of April 25, 2005 the number of ADR's circulating within the US off-exchage market makes 51603 pieces, which makes 2% of the Company's total allocated equity shares. ADR ratio makes 30 equity shares for one ADR.

Current tender quotations of Dalsvyaz ADR's at Frankfurt stock exchange can be checked at www.deutsche-boerse.com, tenders quotations at Berlin stock exchange -- www.berlinerboerse.de. Note: 1st level ADR's emission is registered to the existing shares, does not foresee new shares emission, and doesn't serve as an instrument for liquidity attraction.

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Information Policy Department Telephone:
+7 (4232) 208 500 (ext. 1550,1553), fax: +7 (4232) 408 030
pr@dsv.ru , ir@dsv.ru

X-38

Dalsvyaz: Universal Service Began to Work!

Khabarovsk, February 10, 2006. Dalsvyaz (RTS: ESPK, MICEX: DLSV, ADR the USA: FEEOY, Frankfurt stock exchange: FEEOy. F, Berlin stock exchange: FEEOy. BE) commissions the first 20 universal service payphones in the Khabarovsk region. 6 payphones were mounted in Kazakevichevo, Vostochnoye, Bychikha, Sosnovka, Chornaya Rechka villages and in the town of Bikin; 14 payphones will be commissioned in the city of Khabarovsk within poor telephone areas.

From February 10, 2006 universal service calling cards of 100 rubles face value are now available for sale and thus any citizen can acquire such cards and make a telephone call. The rate for one minute local telephone connection makes 33 kopecks, long distance calls are charged according to the rates established by long distance network operators.

Payphones with special cabins are mounted at convenient public places in compliance with universal communication servicing requirements and regulations. Pay phones design allows not only to make calls, but also to receive them. Each payphone was assigned a city calling number, while operating manual is mounted inside the cabin.

Anton Alekseev, OJSC Dalsvyaz General Director said that before the end of the year Dalsvyaz is going to mount 466 payphones in the Khabarovsk region, total investment will make 66,772 thousand rubles.

"We are pleased that our company has the honor to be the first in Russia to launch the universal service mechanism. Nowadays the company is carrying out telephone network mounting in the settlements and other areas of the Far East. We pursue three objectives: economical, social and political. The company supports the idea of the Ministry of Informatization and Communications of the Russian Federation to make telephone networks available all over Russia by 2008", Mr. Alekseev said.

Please note, that OJSC Dalsvyaz has won competition for the right to provide universal payphone services in the Khabarovsk, Primorye, Amur, Sakhalin, Kamchatka, Magadan and Jewish Autonomous regions, Koryak Autonomous District. It also plans to install over 2000 payphones in the remote settlements of those regions with no signs of telephone at all.

###

Information Policy Department Telephone:
+7 (4232) 208 500 (ext. 1550,1553), fax: +7 (4232) 408 030
pr@dsv.ru , ir@dsv.ru

Dalsvyaz: Local Telephone Rates will Change since November 1, 2005

In compliance with the resolutions approved by the board of the Federal Tariff Service of Russia OJSC Dalsvyaz (RTS: ESPK, MICEX: DLSV) will introduce new local telephone rates (subscription fee) from November 01, 2005 in the Primorye, Khabarovsk, Sakhalin, Magadan, Amur and Jewish Autonomous regions and from November 10, 2005 in the Kamchatka region.

Local telephone rates (subscription fee) average growth will make 13.1% for organizations and 16.9% for individuals. According to tentative forecast the service subscription fee will impact company proceeds already in the 4th quarter. As a whole subscription fee receipts in 2005, as per forecasts, will rise by 2.7% due to rates change from November 1, 2005.

According to Anton Alekseev, Dalsvyaz General Director, "Local telephone rates' growth is not the priority source to increase incomes. Company's effort is first of all to develop new services using local communications network as a vehicle for delivery of new non-regulated services. However it is expedient to raise subscription fees to avoid cross subsidizing of local communication network at the expense of long distance network and by means of adjusting local communications rates to the level of economically justified expenses.

In the Primorye region, local telephone monthly subscription fee for both urban and rural network will make 200 rubles (compared to 170 rubles before the rise) for individuals, while for organizations, it will make 280 rubles for both urban and rural in Southern Primorye (250 rubles previously) and 370 rubles for both urban and rural in Northern Primorye (earlier it was 320 rubles).

In the Sakhalin region, subscription fee for individuals using urban and rural networks will make 270 rubles (previously it was 230 rubles), for organizations within urban and rural networks it will make 370 rubles (previously it was 320 rubles). When applying a time rate payment system, constant component of the rate for individuals will make 160 rubles (earlier it was 138 rubles), for organizations it will make 205 rubles (180 rubles earlier). The variable component will make 23 kopecks per minute (earlier it was 20 kopecks).

In the Jewish Autonomous region: subscription fee for individuals within urban telephone network will make 200 rubles (previously it was 170 rubles) and for individuals within rural telephone networks - 180 rubles (previously 150 rubles). Subscription fee for organizations both within urban and rural telephone networks will amount to 240 rubles (previously it was 200 rubles). In the Magadan region, subscription fee for individuals within urban telephone networks will make up 280 rubles (previously - 240 rubles) and for individuals of the within rural telephone networks it will amount to 195 rubles (previously - 165 rubles). Subscription fee for organizations within urban telephone networks will make 420 rubles (previously - 360 rubles), and for organizations within rural telephone networks - 810 rubles (previously - 270 rubles).

In the Khabarovsk region, subscription fee for individuals within urban and rural telephone networks (north) will make up 230 rubles (earlier - 200 rubles), for individuals within urban and rural telephone networks (south) - 210 rubles (previously - 180 rubles). Subscription fee for organizations within urban and rural telephone networks (north) will amount to 420 rubles (previously - 390 rubles), for organizations within urban and rural telephone networks (south) - 280 rubles (previously - 250 rubles).

In the Amur region, rates for local telephone calls offered to individuals within urban telephone networks will amount to: in the north - 300 rubles (earlier 260 rubles), in the south - 220 rubles (previously - 190 rubles), within rural telephone network they will make in the north – 240 rubles (previously 210 rubles), in the south – 190 rubles (previously 160 rubles). For organizations, rates will make 500 rubles (previously 500 rubles) within urban telephone networks (north), 380 rubles (previously 330 rubles) within urban telephone networks (south), 500 rubles (previously 500 rubles) within rural telephone networks (north) and 380 rubles (previously 330 rubles) within rural telephone networks (south).

From November 10, 2005 in the Kamchatka region monthly subscription local telephone fee within urban network for individuals will make 240 rubles (205 rubles) and within rural telephone networks - 190 rubles (160 rubles). For organizations within urban and rural telephone networks - 380 rubles (previously 330 rubles). Rates for individuals are VAT included while rates for organizations don't include VAT.

X-40

Dalsvyaz GSM: We Reached Sakhalin!

Vladivostok – December 5, 2005. OJSC Dalsvyaz " (RTS: ESPK, MICEX: DLSV, ADR: FEEOY) announced a GSM-900 cellular network commercial operation launch in the Sakhalin region. Cellular telephone services provider will be BIT LLC (100 % stock belongs to OJSC Dalsvyaz) operating under TM Dalsvyaz GSM.

The company owns a license for GSM 900 cellular wireless telephone network service on the territory of the Sakhalin region and Chukot Autonomous District. The Dalsvyaz GSM network will consist of 9 base stations and a Huawei Soft Switch G9 switchboard. (Dalsvyaz became the first cellular operator in the Far East to install a switchboard Soft Switch G9 - one of the most sophisticated switching equipments for cellular networks on the market). By the moment of its commercial start the Dalsvyaz GSM network operating zone will include the city of Yuzhno-Sakhalinsk with suburbia.

In the first quarter of 2006 Dalsvyaz GSM plans to expand the service zone within the Sakhalin region and will commence providing cellular services in the cities of Korsakov, Nevelsk, Kholmsk, Dolinsk, and in the first semester of 2006 Dalsvyaz GSM will launch commercial operation of the network in Chukot Autonomous District. In the early 2006 it is planned to organize preferential roaming zones within the territory where company's own networks are operative, i.e. the Kamchatka, Magadan, Sakhalin and Primorye regions.

Roaming technical testing between Magadan and Kamchatka networks has been accomplished recently. Dalsvyaz GSM offers the Sakhalin region's individuals three rate plans taking into account the interests of various consumer groups. These plans are: "2006", "1,2,3" and "Unlimited". By the end of 2005 Dalsvyaz GSM plans to connect nearly 2500 subscribers, and by the end of 2006 – some 12000.

With the network launch Dalsvyaz GSM opened sales and maintenance office on Lenin street 220 in Yuzhno-Sakhalinsk, signed a cooperation agreements with dealers such TOP-GSM, Mobile Sakhalin and Euroset. In future the company plans to develop its own sales and maintenance offices network, to expand dealership network. For subscribers' convenience on December 5, 2005 Dalsvyaz launched a web site at www.gsm.dsv.ru where one can get detailed information about the company and about its rates and services. In December the web site will start offering SMS sending service and ISSA service (access to personal account and other options).

OJSC Dalsvyaz offers cellular telephone communication services in the Magadan (GSM-900) and Kamchatka regions (GSM 900/1800) as well as owns 92.26% stock of shares with CJSC Akos -- the company offering cellular radio telephone network services in GSM 1800 standard in the Primorye region. The total number of network users including subscribers of the affiliated company Akos (90790 subscribers) according to 9 months of 2005 results made 141,133 users.

###

Information Policy Department Telephone:
+7 (4232) 208 500 (ext. 1550,1553), fax: +7 (4232) 408 030
pr@dsv.ru , ir@dsv.ru

X-41

Draft Resolutions

Agenda Item 1: "Approval of the annual report, annual financial statements, including the statement of income (profit and loss account) of the Company, allocation of profit and loss based on the results of the 2005 reporting fiscal year".

Draft Resolution: To approve the annual report, annual financial statements, including the statement of income (profit and loss account) of the Company, allocation of profit and loss based on the results of the 2005 reporting fiscal year.

Agenda Item 2: "Determination of the amount of dividends for 2005, the form and times of payment thereof on shares of each category"

Draft Resolution: To pay dividends for 2005:
a) on 1 ordinary share in the amount of 0.90 rub in the period from 03.07.2006 to 31.10. 2006.
b) on 1 ordinary share in the amount of 2.69 rub in the period from 03.07.2006 to 15.08.2006.

Agenda Item 3: "Election of the members of the Board of Directors of the Company".

Draft Resolution: To elect as members of the Board of Directors of the Company:

-
-
-

Agenda Item 4: "Election of the members of the Auditing Committee of the Company"

Draft Resolution: To elect as members of the Auditing Committee of the Company:

-
-
-

Agenda Item 5: "Approval of the Auditor of the Company for 2006"

Draft Resolution: To approve as the Auditor of the Company for 2006 Audit Firm KPMG Plc.

Agenda Item 6: "Approval of the new wording of the Charter of the Company".

Draft Resolution: To approve the new wording of the Charter of the Company

Agenda Item 7: "Approval of the new wording of the Regulation on the Board of Directors of the Company".

Draft Resolution: To approve the new wording of the Regulation on the Board of Directors of the Company.

Agenda Item 8: "Approval of the new wording of the Regulation on the Auditing Committee of the Company"

Draft Resolution: To approve the new wording of the Regulation on the Auditing Committee of the Company

Agenda Item 9: "On termination of the Company's participation in Association of Federal Business Service Network Operators Iskra".

Draft Resolution: To terminate the Company's participation in Association of Federal Business Service Network Operators Iskra.

Agenda Item 10: "On termination of the Company's participation in the Sakhalin Association of Employers and Entrepreneurs".

Draft Resolution: To terminate the Company's participation in the Sakhalin Association of Employers and Entrepreneurs

Agenda Item 11: "Determination of the amount of remuneration to the members of the Board of Directors of the Company".

Draft Resolution: To determine standard deductions for the calculation of remuneration to the members of the Board of Directors of the Company to be elected at this Annual General Shareholders' Meeting:

- for the entire Board of Directors – 0.39% (zero point thirty nine percent) of the Company's EBITDA according to the IFRS financial statements for 2006;
- for the entire Board of Directors – 0.78% (zero point seventy eight percent) of the amount of the Company's net profit allocated for payment of dividends based on the 2006 results.

X-42

Open Joint Stock Company Far East Telecommunications Company
Location: 57Svetlanskaya St., 690950, Vladivosktok,

Dear Shareholders!

The Annual General Shareholders' Meeting in the form of joint attendance of shareholders to discuss the agenda items with advance forwarding of voting ballots will be held on June 16, 2006 at 10 am at the address:
36 Komarova St., Vladivostok (Vladivostok Telecommunications Center)

AGENDA

1. Approval of the annual report, annual financial statements, including the statement of income (profit and loss account) of the Company, allocation of profit and loss based on the results of the 2005 reporting fiscal year"
2. Determination of the amount of dividends for 2005, the form and times of payment thereof on shares of each category.
3. Election of the members of the Board of Directors of the Company.
4. Election of the members of the Auditing Committee of the Company.
5. Approval of the Auditor of the Company for 2006.
6. Approval of the new wording of the Charter of the Company.
7. Approval of the new wording of the Regulation on the Board of Directors of the Company.
8. Approval of the new wording of the Regulation on the Auditing Committee of the Company.
9. On termination of the Company's participation in Association of Federal Business Service Network Operators Iskra.
10. On termination of the Company's participation in the Sakhalin Association of Employers and Entrepreneurs.
11. Determination of the amount of remuneration to the members of the Board of Directors of the Company.

The list of persons entitled to participate in the General Shareholders' Meeting is drawn up based on the Shareholder Register as of April 28, 2006.

Should it be impossible to participate in the Meeting in person, shareholders have the right to vote in advance and forward ballots to the addresses:

- 15-A Kalanchevskaya St., 107078, Moscow POB 162, OJSC United Registration Company
- *57 Svetlanskaya St. GSP, 690950, Vladivostok,* OJSC Dalsvyaz, Securities Department

The materials on the agenda items are available for examination:

- on the site of OJSC Dalsvyaz at www.dsv.ru in Russian and English from **15.05.06**
- at the location of the Company from **15.05.06** at the address: 57Svetlanskaya St., 690950, Vladivostok, OJSC Dalsvyaz, Securities Department
- at the branches of the Company from **20.05.06** at the addresses:

Amur Branch– 159 Gorkogo St., 675011, Blagoveschensk
Kamchatka Branch – 56 Lenina St. – 683000, Petropavlovsk-Kamchatsky
Primorye Branch – 37 Krasnogo Znameni St., 690600, Vladivostok
Magadan Branch – 2-A Lenina Prospect, 685000, Magadan
Sakhalin Branch – 220 Lenina St., 693000, Yuzhno-Sakhalinsk
Khabarovsk Branch – 58 Karla Marksa St., 680000, Khabarovsk

Information is also available at the structural divisions of the telecommunications branches, located in the cities and districts of the Amur, Kamchatka, Magadan, Sakhalin, Primorye and Khabarovsk Regions from **25.05.2006.**

We invite you to participate in the Annual General Shareholders' Meeting!

In the event that You authorize someone to represent Your votes at the Meeting, You may execute a power of attorney in favor of Your representative.

Registration of shareholders and authorized representatives will be held from 8.30 am on the date of the Meeting at the address: **36 Komarova St., Vladivostok**

For the registration you should have a passport or some other identity document. Shareholder representatives, apart from the identity document, should have the document verifying their authority.

Amendments to the Charter of the Company

№	Section of Charter	Existing Wording	Proposed Wording	Notes
1.	Art.7, 7.12	7.12. In the event that a shareholder of the Company intends, severally or jointly with his affiliate (affiliates), to purchase 30 and more percent of the placed ordinary shares of the Company, such shareholder no sooner than 90 days, but at least 30 days, prior to the date of such share purchase shall give the Company written notice of his intention to purchase said shares. Upon completion of this share purchase transaction (transactions) this shareholder shall invite shareholders of the Company to sell him ordinary shares of the Company and issuable securities convertible into ordinary shares held by them at the market price but not less than their weighted-average price over the six months preceding the purchase date.	7.12. Shareholders holding ordinary shares of the Company shall bear other duties provided by the existing legislation of the Russian Federation and this Charter.	Deleted in the previous wording pursuant to cls.3,4 of art.1 of Federal Law # 7-FZ of 05.01.2006. Wording of the duties of a shareholder in the event of purchasing 30 and more percent of the Company's shares set forth in the law provides for tougher measures for protection of the rights and interests of minority shareholders, in view of which it is proposed to delete the provision of the charter conflicting with the law.
2.	Art.8, cl.8.11	Non-existent	8.11. Shareholders holding privileged shares of the Company shall bear other duties provided by the existing legislation of the Russian Federation and this Charter.	Cls.3, 4 of art.1 of Federal Law #7-FZ of 05.01.2006.
3.	Art.12, cl.12.2, sub-cl.22	22) releasing the person, that severally or jointly with his affiliate (affiliates) purchased 30 and more percent of the placed ordinary shares of the Company, from the obligation to purchase shares from other shareholders of the Company, the decision on which shall be made by a majority vote of the shareholders holding voting shares and participating in the meeting, except for the voting shares held by said person and his affiliates;	Delete	Cls.3,4 of art.1 of Federal Law of 05.01.2006 #7-FZ. Wording of the duties of a shareholder in the event of purchasing 30 and more percent of the Company's shares set forth in the law provides for tougher measures for protection of the rights and interests of minority shareholders, in view of

				which it is proposed to delete the provision of the charter conflicting with the law..
4.	Art.13, cl.13.4, sub-cl.17	17) Recommendations on the amount of remunerations and compensations payable to the members of the Auditing Committee, approval of the terms of the contract to be concluded with the auditor, including the amount of payment for his services;	17) Recommendations on the amount of remunerations and compensations payable to the members of the Auditing Committee, approval of the terms of the **Audit Services** Contract to be entered into with the auditor of the **Company**, including the amount of payment for the **audit** services;	Refinement of wording.
5.	Art.13, cl.13.4, sub-cl.18	18) approval of the regulation on the structural division of the Company performing internal control functions, reaching agreement on the candidates for the position of its head, as well as consideration of other issues, resolutions on which shall be adopted by the Board of Directors pursuant to the Regulation on said structural division.	18) approval of the regulation on the structural division of the Company performing internal control functions, **preliminary** approval of the candidates for the position of its head and dismissal of **said person** from his position **on the imitative of the Company,** as well as consideration of other issues, resolutions on which shall be adopted by the Board of Directors pursuant to the Regulation on said structural division.	Competence of the Board of Directors regarding the approval of dismissal from his position of the head of the structural division performing interior control functions is more precisely defined.
6.	Art.13, cl.13.4, sub-cl.22	22) determination of the main principles of building the organizational structure of the Company	22) Determination (change) of the functional units of the organizational structure and the main principles of the divisions forming part of the functional units of the organizational structure (other than the structure of the branches and representative offices of the Company);	Specification of the issue of the competence of the Board of Directors
7.	Art.13, cl.13.4, sub-cl.24	24) preliminary approval of the candidates for the position of the heads of branches and representative offices and dismissal of the heads of said structural divisions from their position;	24) **preliminary** approval of the candidates for the position of the heads of branches and representative offices and dismissal of **said persons** from their positions **on the initiative of the Company;**	Refinement of wording
8.	Art.13, cl.13.4, sub-cl.27	27) formation of a collegial executive body (Management Board), determination of the term of its authority as well as early termination of the authority of members of the Management Board.	27) formation of a collegial executive body (Management Board), determination of the term of its authority, appointment of members of the Management Board, early termination of their authority;	Competence of the Board of Directors regarding the appointment of members of the Management Board is more precisely defined.
9.	Art.13, cl.13.4, sub-cl.43	Non-existent	43) preliminary approval of the enlistment of the assistance of outside specialists in the audit of the Company's activity performed by the Auditing Committee on a paid basis; Determination of the payment procedure and other material terms of the participation of outside	Cl.5.4 of art.5 of the Regulation on the Auditing Committee

			specialists enlisted on a paid basis to participate in the audit performed by the Auditing Committee;	
10.	Art.13, cl. 13.6	13.6. Resolutions on the issues specified in sub-clauses 7, 20 of clause 1.4 hereof shall be adopted unanimously by all members of the Board of Directors of the Company except for the votes of the dropped-out members of the Board of Directors of the Company. In the event of failure to reach unanimity of the Board of Directors of the Company on the issues provided by sub-clauses 7[1], 20 of cl.13.4 hereof, by resolution of the Board of Directors said issues may be remitted to the General Shareholders' Meeting. In which case, resolutions on them shall be adopted by a majority vote of the shareholders holding the Company's voting shares and participating in the meeting. Resolutions on the issues specified in sub-clause 21 of clause 13.4 hereof shall be adopted by a majority vote of the independent Directors having no vested interest in a transaction. If all members of the Board of Directors of the Company are recognized as interested parties and (or) are not independent directors, a transaction may be approved by resolution of the General Shareholders' Meeting by a majority vote of all the shareholders holding voting shares and having no vested interest in the transaction	13.6. Resolutions on the issues specified in sub-clauses 7, 9[2], 20 of clause 1.4 hereof shall be adopted unanimously by all members of the Board of Directors of the Company, except for the votes of the dropped-out members of the Board of Directors of the Company In the event of failure to reach unanimity of the Board of Directors of the Company on the **issue provided by sub-clause 20** of cl.13.4 hereof, by resolution of the Board of Directors **said issue may be remitted** to the General Shareholders' Meeting. In which case, the **resolution on it** shall be adopted by a majority vote of the shareholders holding the Company's voting shares and participating in the meeting. Resolutions on the issues specified in sub-clause 21 of clause 13.4 hereof, shall be adopted by a majority vote of the independent Directors having no vested interest in a transaction. If all members of the Board of Directors of the Company are recognized as interested parties and (or) are not independent directors, a transaction may be approved by resolution of the General Shareholders' Meeting by a majority vote of all the shareholders holding voting shares and having no vested interest in the transaction	Cl.3 of art. 2 of the Federal Law #194-FZ of 27.12.2005 Elimination of mistake.
11.	Art.13. cl.13.7	Non-existent	13.8. For purposes of remitting the issue provided by sub-clause 19[3] of cl.13.4 hereof to the Board of Directors, the prices of property (works, services) to be	

[1] 7) increase in the authorized capital of the Company through placement by the Company of additional shares within the number of declared shares determined by this Charter, except as provided by sub-clauses 8, 9 of cl. 12.2 hereof;

[2] 9) placement by the Company of convertible bonds and other issuable securities convertible into ordinary shares if said bonds (other issuable securities) may be converted into ordinary shares of the Company constituting 25 and less percent of the previously placed ordinary shares;

[3] 19) approval of transactions associated with the purchase, disposal or possibility of disposal, directly or indirectly, by the Company of property whose value is 0.7 to 25 percent of the book value of the Company's assets determined on the basis of its financial statements as at the last reporting date;

			purchased or disposed of shall be compared with the book value of the Company's assets: - in the event of purchasing property – the purchase price with VAT and other direct taxes and levies; - in the event of disposal of or the possibility of disposal of property – the disposal price without VAT and other indirect taxes and levies as determined by the parties to the transaction or the book value of assets – whichever value proves to be larger.	
12.	Art.14, cl.14.4, sub-cl.5	5) preparation of materials and draft resolutions on the issues to be considered at the General Shareholders' Meeting, Board of Directors, and submission of materials to committees of the Board of Directors.	5) preparation of materials and draft resolutions on the issues to be considered by the Board of Directors, **other than the issues provided by sub-clauses 24[4], 26[5] 27[6], 28[7],31[8],33[9] of clause 13.4 of art. 13 hereof, as well as issues initiated in accordance with the legislation of the Russian Federation and the Charter of the Company, with indication of the specific times of their consideration by the Board of Directors rendering impossible preliminary consideration of such issues at the Management Board of the Company;** **Preparation of material to be considered by committees of the Board of Directors.**	In line with existing practice
13.	Art.14, cl.14.4, sub-cl.13	13) preliminary approval of the candidates for the position of deputy heads, chief accountants of the branches and representative offices and dismissal of said persons from their positions	13) preliminary approval of the candidates for the position of deputy heads, chief accountants of the branches and representative offices and dismissal of said persons from their positions	Competence of the Management Board regarding the approval of dismissal from their positions of the persons specified in the clause is more precisely defined

[4] 24) preliminary approval of the candidates for the position of the heads of branches and representative offices and of dismissal of said persons from their positions on the initiative of the Company;
[5] 26) appointment of the sole executive body (Director General), determination of the term of his authority, as well as early termination thereof;
[6] 27) election (reelection) of the Chairman of the Board of Directors of the Company, his deputy;
[7] 28) formation of a collegial executive body (Management Board), determination of the term of its authority, as well as early termination thereof;
[8] 31) creation of standing or temporary (for resolution of specific issues) committees of the Board of Directors, approval of the Regulation on them;
[9] 33) approval of the terms of the contracts (additional agreements) entered into with Director General, members of the Management Board, heads of branches and representative offices, head of the Company's structural division performing interior control functions, Corporate Secretary of the Company, as well as consideration of issues, resolutions on which shall be adopted by the Board of Directors in accordance with said contracts

14.	Art.14, cl.14.4, sub-cl.18	18) approval of the organizational structure of the Company including the main functions.	18) approval (change) of the organizational structure of the Company, including approval of the functions of the structural divisions (other than the structure and functions of the branches and representative offices located outside of the location addresses of the branches).	Competence of the Management Board is more precisely defined.
15.	Art.14, cl.14.5	14.5. The Management Board of the Company shall also be entitled to make decisions on other issues of operating the Company's day-to-day activities on the instructions of the Board of Directors or on the proposal of the Director General of the Company.	14.5. The Management Board of the Company shall also be entitled to adopt resolutions on other issues of operating the Company's day-to-day activities on the instructions of the Board of Directors, **proposals of committees of the Board of Directors** and Director General of the Company.	In line with existing practice
16.	Art.14, cl.14.6	14.6. The procedure for convening and holding meetings of the Management Board as well as the procedure for adoption of resolutions by the Management Board, the amount of and procedure for payment of remuneration to the members of the Management Board shall be established by the Regulation on the Management Board of the Company subject to approval of the General Shareholders' Meeting of the Company. 14.7. The rights, duties and liability of members of the Management Board shall be determined by the contract to be entered into between each of them and the Company. The Contract shall be signed on behalf of the Company by Director General of the Company.	14.6. The procedure for convening and holding meetings of the Management Board as well as the procedure for the adoption of resolutions by the Management Board of the Company shall be established by the Regulation on the Management Board of the Company subject to approval by the General Shareholders' Meeting of the Company. 14.7. The rights, duties and liability of members of the Management Board shall be determined by the contract to be entered into between each of them and the Company. **The terms of the contract shall provide for the right of a member of the Management Board to reimbursement of proven expenses associated with the discharge by him of the functions of a Member of the Management Board, as well as the right to receive remuneration, the amount of which and payment procedure shall be determined by a bylaw of the Company subject to approval by the Board of Directors of the Company.** The Contract shall be signed on behalf of the Company by Director General of the Company	In line with existing practice
17	Art.5, sub-cl 5.2.7.	5.2.7. Representative Office in Moscow – is located at the address: 8 Korolenko, 107014, Moscow	5.2.7. Representative Office in Moscow – is located at the address: 9 Sechenvosky Pereulok, 119034, Moscow	Due to change in the location of the Representative Office

The new wording of the Charter, as amended, is available on the Company's site at:www.dsv.ru